GK/MK/1564/2005

SEC file: 82-5036

Płock, 8 December 2005

05013224

Polski Koncern Naftowy SA

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 12 2005
WASH. D.C. 199

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 44/2005 to 62/2005;
- PKN ORLEN S.A. Financial Statements for the periods of 6 and 3 months ended 30 June 2005 and 30 June 2004 prepared in accordance with International Financial Reporting Standards;
- PKN ORLEN S.A. Financial Statements for the half-year periods ended 30 June 2005 and 30 June 2004 prepared in accordance with International Financial Reporting Standards.

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

Yours faithfully,

PROCESSED
DEC 14 2005
THOMSON FINANCIAL

Magdalena Krzemińska
Investor Relations Department

12/13

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Sale of shares
Released	15:41 01-Jul-05
Number	3801O

Regulatory announcement no 44/2005 dated 1st July 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company") Central Europe's largest downstream oil company, hereby announces that on 2 June 2005, on the basis of share transfer agreements, the Company sold 8,219 shares of ZAWITAJ Swinoujscie Sp. z o.o. („**ZAWITAJ Swinoujscie**") based in Swinoujscie (Poland) with a par value of PLN 500 each, representing 100.00% (and the same number of votes at its shareholders' meeting), for a total of PLN 2,900,000.00, i.e. PLN 352.84 for each share, to Ms Grazyna Grabowska, who operates a business with the same name as her in Swinoujscie .

Ms Grazyna Grabowska is the President of the management board of ZAWITAJ Swinoujscie.

The share ownership was transferred to Ms Grazyna Grabowska on 30 June 2005.

Following the above transaction PKN ORLEN will cease to have any holding in ZAWITAJ Swinoujscie.

Except in respect to the execution of the share transfer agreements referred to above, no other relationship exists between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Vice-Chairman of SB
Released	15:40 07-Jul-05
Number	6380O

Regulatory announcement no 45/2005 dated 7 July 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces following the Ordinary General Meeting of Shareholders the appointment of new members to the Supervisory Board; Mr Andrzej Olechowski and Mr Adam Sek. In addition Mr Michal Stepniewski has resigned from the position of Vice-Chairman of the Supervisory Board. In today's meeting the Supervisory Board of PKN ORLEN has appointed Mr Andrzej Olechowski to the position of the Vice-Chairman of the Supervisory Board of PKN ORLEN.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Exercise of total votes
Released	18:13 12-Jul-05
Number	7922O

Regulatory announcement no 46/2005 dated 12 July 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Ordinary General Meeting of Shareholders of PKN ORLEN which was originally called on June 29, 2005.

No	Shareholder	Number of shares owned	Type of shares	Number of votes	Votes (%)
1	**COMMERCIAL UNION OFE BPH CU WBK** ul. Prosta 70 00-854 Warszawa	20,000,000	bearer	20,000,000	8.30%
2	**ING NATIONALE-NEDERLANDEN POLSKA OFE** ul. Ludna 2 00-406 Warszawa	15,500,000	bearer	15,500,000	6.43%
3	**NAFTA POLSKA Spolka Akcyjna** ul. Jasna 12 00-013 WARSZAWA	74,076,299	bearer	74,076,299	30.73%
4	**State Treasury** ul. Krucza 36 / Wspolna 6 00-522 WARSZAWA	43,633,897	bearer	43,633,897	18.10%
5	**THE BANK OF NEW YORK** 101 Barclay Street New York, N.Y. 10286, USA	51,096,238	bearer	51,096,238	21.20%

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Changes MB
Released	18:30 19-Jul-05
Number	0802P

Regulatory announcement no 47/2005 dated 19 July 2005

The Management Board of PKN ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that the Supervisory Board of PKN ORLEN has appointed, following its meeting on 19 July 2005, Mr Dariusz Witkowski to the position of Member of the Management Board with effect from 1 August 2005. This complies with the motion of the Ministry of the State Treasury according to the § 9 item 1 point 3 of the Articles of Association of PKN ORLEN.

Mr Dariusz Witkowski, born in 1966 in Warsaw, is a graduate of the Foreign Trade Faculty of the Warsaw School of Economics.

Previous Experience:

May 2005 – present - Undersecretary of State at the State Ministry of the Treasury

April 1995 – April 2004 Polish Security Exchange Commission, Department of Public Companies and Finance (Head of Unit (from December 1995); Director of Department (from July 2000); Deputy Director (from June 1999)).

Courses and training:

- Executive MBA Program (Polish American Management Center, University of Maryland and University of Lodz)
- Human Resources Management (organised by the US Office of Personnel Management)
- Capital Markets Management (organised by PricewaterhouseCoopers, Arthur Andersen, the Foundation for Accounting Development in Poland).

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.:Rejection of applications
Released	07:00 20-Jul-05
Number	0828P

PKN ORLEN SA
SEC File
82-5036

Rejection of applications for consent to PKN ORLEN's announcements of mandatory tender offers for the shares in UNIPETROL, PARAMO and SPOLANA

Regulatory announcement no 48/2005 dated 19 July 2005

The Management Board of PKN ORLEN S.A. ("PKN ORLEN" the "Company"), Central Europe's largest downstream oil company, hereby gives notice that on July 19, 2005, the Czech Securities Commission (the "SC") informed the Company that it has rejected the applications for consent to PKN ORLEN's announcements of mandatory tender offers for the shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA a.s.

In connection with the purchase on May 24, 2005 of shares which entitle PKN ORLEN to 62.99% of the votes in UNIPETROL, a.s. and 9.76% votes in SPOLANA, a.s., PKN ORLEN was required to announce mandatory tender offers for shares in UNIPETROL, a.s., PARAMO, a.s., and SPOLANA a.s. (the "Mandatory Tender Offers").

PKN ORLEN authorized Patria Finance, a.s. to conduct the Mandatory Tender Offers.

As under Czech law the terms of the Mandatory Tender Offers have to be approved by the SC prior to their announcements, applications asking the SC for approval concerning the Mandatory Tender Offers were filed with the SC in appropriate term, i.e. on June 30, 2005.

The prices proposed by PKN ORLEN were: CZK 103 per one UNIPETROL share; CZK 701 per one PARAMO share; and, CZK 100 per one SPOLANA share. The valuations were based on DCF method, compiled by an independent Czech expert NS Group.

According to the explanation behind the decision given by the SC, the principal reason for the rejection of the application was irregularities in the valuation of the shares in UNIPETROL, SPOLANA and PARAMO, attached to the application, compiled by the independent Czech expert, which PKN ORLEN selected last year in September to comply with Czech Republic regulations.

Under the Czech regulations, PKN ORLEN should announce the Mandatory Tender Offers for shares in UNIPETROL, a.s., PARAMO, a.s. and SPOLANA a.s. on or before July 25, 2005.
Failure to announce the tender offers by that deadline may produce the following consequences:

1. Within six months after July 25, 2005, minority shareholders may require PKN ORLEN to purchase the shares they hold in UNIPETROL, PARAMO and SPOLANA for a price determined in compliance with the relevant regulations.
2. In the period following July 25, 2005 until the announcement of the tender offers approved by the SC, PKN ORLEN and persons acting in concert with PKN ORLEN until the Mandatory Tender Offers are announced may not exercise the voting rights attached to the shares they hold in UNIPETROL a.s. and SPOLANA a.s. Furthermore, during that period the SC may issue a decision barring PKN ORLEN from exercising other rights attached to the shares in those entities.
3. If the SC deems it indispensable from the point of view of protecting the interests of other shareholders, lenders or employees, it may pass a decision forbidding PKN ORLEN to exercise its voting rights for up to one year.
4. The SC may impose a fine on PKN ORLEN.

It is PKN ORLEN's intention not to appeal against the decision received and to proceed forthwith to prepare new applications which will take into account the requirements indicated in the SC's decisions.

PKN ORLEN will ask the SC to defer prohibiting the exercising of voting rights attached to the shares in UNIPETROL and SPOLANA.

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PKN ORLEN SA
SEC File
82-5036

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Disallowance-voting rights
Released	16:04 26-Jul-05
Number	3328P

PKN ORLEN SA
SEC File
82-5036

Disallowance of the exercise of voting rights attached to the shares of UNIPETROL, a.s. and SPOLANA, a.s held by PKN ORLEN S.A. and persons acting in concert with PKN ORLEN S.A.

Regulatory announcement no 49/2005 dated 26 July 2005

Further to regulatory announcement No. 48/2005 of July 19, 2005, the Management Board of Polski Koncern Naftowy ORLEN S.A. (hereinafter "PKN ORLEN" or the "Company") hereby informs that, in connection with the Company's failure to announce by July 25, 2005, the required tenders for the shares of UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s., as mandatory under Czech law, as of July 26, 2005 until the day of announcing the aforementioned tenders PKN ORLEN, and persons acting in concert with PKN ORLEN, may not exercise the voting rights attached to the shares of UNIPETROL, a.s. and SPOLANA, a.s which are held by them. Additionally, within the time period in question, the Czech Securities Commission (the "SC") may issue a decision prohibiting PKN ORLEN from exercising any other rights attaching to the shares of the aforementioned entities.

PKN ORLEN intends immediately to file with the SC new applications for consent to be granted to PKN ORLEN to announce mandatory tender offers for the shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s.

If a General Shareholders' Meeting of UNIPETROL, a.s. or SPOLANA, a.s. were to be held before the announcement of the tenders, PKN ORLEN will apply to the SC for a suspension of the prohibition regarding the exercise of the voting rights attached to the shares of UNIPETROL, a.s. and SPOLANA, a.s.; as, according to Czech Law, the SC can make such a decision.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.Unipetrol's financial data
Released	08:46 28-Jul-05
Number	4097P

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 50/2005 dated 28 July 2005

The Management Board of Polski Koncern Naftowy ORLEN S.A. (hereinafter "PKN ORLEN" or the "Company") hereby informs that Unipetrol a.s. and the major companies forming the holding, announced on 27 July 2005 their unconsolidated financial data for the period covering the first two quarters of 2005.

The above-mentioned financial data is now available for downloading from the web site: www.unipetol.cz

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	New date_Q2 2005
Released	15:48 09-Aug-05
Number	9162P

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement No 51/2005 dated 9th August 2005

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that it is moving the publication of its consolidated financial statement for Q2 2005 from 16th August 2005, as originally planned, to 29th September 2005.

However, on 16th August 2005 PKN ORLEN will publish a regulatory announcement with selected consolidated financial data for PKN ORLEN for the period covering the first two quarters of 2005, but excluding the influence of the purchase of UNIPETROL.

The change is has been necessitated by the complicated and time-consuming valuation process subsequent to our purchase of UNIPETROL.

PKN ORLEN has received appropriate approval for the change of date from the Polish Security Exchange Commission.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: New applications
Released	14:23 12-Aug-05
Number	0608Q

PKN ORLEN SA
SEC File
82-5036

New applications for consent to PKN ORLEN's announcements of mandatory tender offers for the shares in UNIPETROL, PARAMO and SPOLANA

Regulatory announcement no 52/2005 dated 12 August 2005

The Management Board of PKN ORLEN S.A. ("PKN ORLEN" the "Company"), Central Europe's largest downstream oil company, hereby gives notice that on August 12, 2005, PKN ORLEN has again applied to the Czech Securities Commission (the "SC") with new applications for consent to PKN ORLEN's announcements of mandatory tender offers for the shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA a.s.

The prices proposed by PKN ORLEN are: CZK 135 per one UNIPETROL share; CZK 978 per one PARAMO share; and, CZK 155 per one SPOLANA share.

Previous applications submitted by PKN ORLEN were rejected by the SC due to irregularities in the valuation methodology of shares, attached to the application and compiled by an independent expert NS Group. PKN ORLEN has pursued the highest standards of transparency and has placed considerable efforts in preparing the new applications and believes that the proposed prices fully reflect a valuation made according to the methodology, which will fulfill the SC's stipulations.

According to the regulations laid out by the SC, a decision will be made between 8 and 13 working days after receipt of the application.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Q2'05 prelim finan results
Released	10:09 16-Aug-05
Number	1343Q

PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement No. 53/2005 dated 16 August 2005

The Board of Directors of Polski Koncem Naftowy PKN ORLEN S.A. [PKN ORLEN, Company] hereby publishes a regulatory announcement of a current report containing preliminary condensed consolidated financial statements for the period of two quarters 2005 as required under the Council of Ministers Decree of 21 March 2005 on current and periodical information provided by issuers of securities (Journal of Laws No. 49, item 463) and in compliance with the International Financial Reporting Standards, excluding IFRS 3 with respect to impact of UNIPETROL acquisition.

The financial statements present preliminary financial data of the PKN ORLEN Group. They do not include an effect of the UNIPETROL Group consolidation.

The complete financial statements covering two quarters of 2005 will be published on 29 September 2005.

Legal grounds: *Art. 81 section 1 of Public Trading in Securities Law Act of 21 August 1997 (Journal of Laws of 2002 No. 49, item 447, as amended)*

PKN ORLEN S.A. BOARD OF DIRECTORS

POLSKI KONCERN NAFTOWY ORLEN S.A.

PRELIMINARY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS OF 6 AND 3 MONTHS ENDED 30 JUNE 2005 AND 30 JUNE 2004 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

INTRODUCTION

The foregoing current report presented as preliminary condensed consolidated financial statements contains preliminary financial results of the PKN ORLEN Group. The financial data disclosed in these financial statements do not reveal the impact of consolidation of the Unipetrol Group. The PKN ORLEN Group presents herein the acquired Unipetrol Group shares as long term financial investments without impact on the financial result. Beginning from the reports for the second quarter and the first half of 2005 to be published on 29 September 2005, the Unipetrol Group will be subject to full consolidation, i.e. all items of the financial statements will be adjusted by the effect of executed control from the acquisition date of 24 May 2005 to 30 June 2005. An initial estimate of the acquisition effect without fair value valuation according to IFRS 3 results in excess of PLN 1.6 billion of the acquired assets over acquisition cost including related expenses.
The Unipetrol Group will be consolidated basing on the Unipetrol Group financial statements beginning from the report for the second quarter and the first half 2005, which the Company shall publish on 29 September 2005. In order to define the acquisition impact, measurement is being carried out of the acquired Unipetrol assets as required under the first consolidation in accordance with IFRS 3 "Business Combinations".
The acquisition of 62.99% Unipetrol shares is recognised at initial cost as long term financial investments in the foregoing financial statements.
Due to the acquisition agreement, procedures have been initiated to define the final acquisition cost, which comprise audits of financial statements constituting a basis for cost measurement. The final acquisition cost may differ from the currently presented amount.

I. BASIC ACTIVITY OF THE GROUP

The Parent Company of the Polski Koncern Naftowy ORLEN Group ("Group") is Polski Koncern Naftowy ORLEN S.A. seated in P³ock, Poland, 7 Chemikow Street ("PKN ORLEN", "Company", "Parent"). The Company was established under the notarial deed of 29 June 1993 as a result of transformation of a state owned enterprise into a joint stock company and registered as Mazowieckie Zak³ady Rafineryjne i Petrochemiczne "Petrochemia P³ock" S.A. in the District Court of P³ock. Effective from 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spó³ka Akcyjna.
On 7 September 1999, Centrala Produktów Naftowych "CPN" Spó³ka Akcyjna was incorporated and thus CPN was removed from the commercial register. Effective from 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spó³ka Akcyjna.
The Company's operations comprise refining of petroleum and manufacture of a wide range of petroleum and petrochemical products, delivery, wholesale and retail sale of those products. Other Group entities are engaged mainly in related activities including manufacture and distribution of refined petroleum products and manufacture and sale of chemical products.

II. ADOPTED PRINCIPLES FOR THE CONSOLIDATED QUARTERLY STATEMENTS FOR THE SECOND QUARTER OF 2005

Effective from 1 January 2005, the Group companies have been applying accounting standards adopted by the International Accounting Standards Board. In compliance with IFRS 1 "Presentation of Financial Statements", the IFRSs consist of the International Financial Reporting Standards (IFRSs), the International Accounting Standards (IASs) and Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).
The International Accounting Standards Board issued the International Financial Reporting Standard No. 1 (IFRS 1) "First-time Adoption of International Financial Reporting Standards" which is to be applied at preparation of financial statements for periods beginning on or after 1 January 2004. IFRS 1 concerns, apart from entities preparing their first financial statements in accordance with IFRSs, also entities such as the PKN ORLEN Group, which have already applied IFRSs yet their statements contained a comment on incompliance with particular standards. In particular IFRS 1 requires that an entity would disclose in its IFRS financial statements all assets and liabilities which are to be recognised under the IFRSs. In accordance with IFRS 1, an entity may state its tangible fixed assets at fair value as of the IFRSs adoption date and recognise the fair value as cost of fixed assets as at that date.
As of 1 January 2005, the amended Polish Accounting Act imposed a requirement on the Group to prepare its consolidated financial statements in accordance with the IFRSs adopted by the European Union. The information to be disclosed in these consolidated financial statements is compliant with IAS 34 "Interim Financial Reporting".
As from 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 section 1c of the Accounting Act, wording effective as from 1 January 2005) has been preparing its statutory standalone financial statements in accordance with the IFRSs approved by the European Commission for 2005.
The Company did not complied with IFRS 3 with respect to acquisition of Unipetrol shares.

1. Statement of compliance

When preparing these preliminary condensed consolidated financial statements the Group applied the International Financial Reporting Standards (IFRSs) effective as of 30 June 2005, except for IFRS 3 relating to acquisition of Unipertol shares. As of 1 January 2004 the balance sheet value of fixed assets was measured by an independent expert. The Company recognised the effect of the measurement. 90% of net fixed assets was measured in accordance with the principles discussed under section A, Accounting Principles "Property, plant and equipment" due to the ongoing process aiming at full compliance with the International Accounting Standard 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) and the International Accounting Standard 16 "Property, Plant and Equipment" (IAS 16). The Company valued the rights of perpetual usufruct of land but due to lack of clear interpretation the effect of the valuation was not recognised.
In order to comply to the above IFRS 1 requirements, the entity engaged an independent expert to measure tangible fixed assets at fair value as at the IFRSs adoption date and recognised the value as deemed cost as at that date. The Management Board of the Company expects to complete the process yet in 2005, which will ensure application of all IFRSs required for 2005 statutory reporting before the year end. According to the Board, the projected effect of potential adjustments related to compliance with the above requirements will not impact significantly the assets, equity or the Group results for the second quarter 2005.
In accordance with IAS 16, the Group has commenced the process aiming to ensure that all significant items of property, plant and equipment, of different economic useful life or depreciation method, be identified for relevant depreciation rates. The Group plans to conclude the process before the end of 2005.

As at the date of preparation of condensed consolidated financial statements, the Group applied adoption provisions of IFRS 3 "Business Combinations" for conversion of comparative data as at 1 January 2004 (required by IFRS 1), as discussed below. The Group applied also exemptions contained in IFRS 1 for business combinations despite the fact that it did not fully complied with IFRS 1 requirements as at the date of preparation of these financial statements. In accordance with IFRS 3, if IFRS 1 requirements are not complied with in 2005, the Group should apply transitional provisions of IFRS 3 as from 1 January 2005. Consequently, if IFRS 1 requirements are not met before the end of 2005, the Group will make relevant adjustments to its opening balance sheet of 1 January 2005.

Goodwill resulting from business combinations which took place before 1 January 2004 was stated at the amount defined under the previous Generally Accepted Accounting Principles (Polish Accounting Standards, PASs) effective as at the IFRSs adoption date, i.e. on 1 January 2004.

The presented condensed consolidated financial statements are compliant with all IFRS requirements, except for IFRS 3, related to

acquisition of Unipetrol shares, and IAS 29 and IAS 16 which are applied to a large extent. Consequently, apart from the above indicated issues, the financial statements present fairly the Group's financial position as at 30 June 2005, 31 December 2004 and 30 June 2004, and the results of its operations and cash flows for the periods of 6 and 3 months ended 30 June 2005, 31 March 2005, and 30 June 2004 and 31 March 2004, in accordance with the IFRS requirements.

The condensed consolidated financial statements were prepared assuming that the Group will continue to operate as going concerns in the foreseeable future. As at the approval date of these financial statements there is no evidence indicating that the Group will not be able to continue its operations as going concerns.

2. Format and general principles for preparation of condensed consolidated and standalone balance sheets, condensed consolidated and standalone profit and loss statements, condensed statements of changes in consolidated and standalone equity and condensed consolidated and standalone cash flow statements

The condensed consolidated and standalone quarterly financial statements included in these consolidated quarterly statements were prepared in accordance with the International Financial Reporting Standards and in the scope required under the Regulation of the Council of Ministers of 21 March 2005 on current and periodical information presented by issuers of securities (Journal of Laws no. 49, item 463). The statements comprise the period from 1 January to 30 June 2005 and the comparative period from 1 January to 31 June 2004. The accounting principles applied by Polski Koncern Naftowy ORLEN S.A. and the PKN ORLEN S.A. Group changed as of 1 January 2005. The foregoing document follows the applied accounting policy.

3. Adopted accounting principles and policy

In the presented reporting period the Company and the Group introduced changes to the respective accounting principles applied by the Company and the Group for 2004 statutory reporting. The changes concern adoption of the International Financial Reporting Standards as from 1 January 2005 in accordance with the decision of the General Shareholders' Meeting of PKN ORLEN S.A. of 30 December 2004. The last consolidated annual financial statements prepared by the Company were the annual statements for the period of 12 months ended 31 December 2004 prepared in compliance with the Polish Accounting Standards. The accounting principles applied in these financial statements are discussed below.

An impact on the previously published results, related with the adoption of the IFRSs is presented in Note XVII of these statements.
The Group applied the following exemptions from IFRS 1:
- statement of tangible fixed assets at fair value and use of the fair value as deemed cost defined as at adoption of the IFRSs – the Company included in these statements an initial measurement of tangible fixed assets at fair value as discussed under II.1,
- business combinations – the Company applied the exemption of IFRS 1 for business combinations which had taken place before 1 January 2004, as discussed in detail under II.1.
For comparability of the presented financial data, the 2004 data compliant with the PASs were stated in accordance with the IFRSs.

A. Accounting principles

Property Plant and Equipment

Property, plant and equipment, excluding land and immovable property treated as investment, are stated at cost which consists of acquisition cost and direct cost related to bringing the fixed asset for use as well as estimated cost of dismantling, removal of the asset and cost of restoration of the site/land regardless of the fact whether the obligation exists at acceptance of the asset for use or arises during its use.
After initial recognition, fixed assets are depreciated and subject to impairment write-offs.

Tangible fixed asset items acquired after 31 December 1996 are stated at acquisition cost less to date depreciation and impairment write-offs.
Fixed assets acquired before 1 January 1997 are stated at fair value defined as at 1 January 2004 in accordance with deemed cost less accumulated depreciation and impairment loss. Fixed assets acquired before 1 January 1997 are stated in these condensed consolidated financial statements at acquisition or construction cost considering revaluation and decreased by depreciation and impairment.

The cost of current maintenance of fixed assets impact the financial result for the period when incurred.
Cost of significant repair and regular maintenance programme are regarded as tangible fixed assets and depreciated in accordance with their economic useful life.
Fixed assets are depreciated in accordance with the straight line method over the period reflecting their estimated economic useful life, considering the residual value. Correctness of the applied periods and depreciation rates is verified once a year, and respective adjustments are made to the subsequent periods depreciation. Particular components of fixed assets which value is material for the whole fixed asset are depreciated separately in accordance with their economic useful life.

The Group commenced a process which is to ensure that all essential components of tangible fixed assets, of different useful life or depreciation method, would be identified in order to define relevant depreciation rates in line with component accounting. The Group projects that the above process will have been concluded before the end of 2005.

The Company makes estimates of the residual value of fixed assets. The residual value is a net amount which the Company would currently obtain from disposal of the assets, having deducted the estimated cost of disposal, if the assets were already of the age and in the condition at the end of their useful life.
The residual value is not subject to depreciation and is verified once a year.

The Company applies the following periods of economic useful life of fixed assets:

Buildings and constructions	10-70 years
Machines and equipment	3-25 years
Vehicles and other	4-17 years

The assets of the estimated useful life not exceeding one year and of the initial cost not exceeding PLN 3.5 thousand are recognised as cost once at their acceptance for use.

If there have been events or changes which indicate a risk that the carrying amount of fixed assets may not be recovered, the assets are analysed for potential impairment. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or cash-generating units is decreased to the recoverable amount. The recoverable amount of fixed assets reflects the higher of net selling cost and useful value.
Impairment write-offs are recognised as operating cost in the profit and loss.

Finance lease

A lease contract, under IAS 17, is regarded as finance lease if it transfers substantially all risks and rewards incidental to ownership of the leased asset.
Assets used under lease, tenancy, rental or similar contracts which comply with the above defined criteria are regarded as fixed assets and recognised at the lower of fair value of the leased asset at commencement of the lease term and the present value of the minimum lease payments.

Depreciation methods for leased assets are consistent with normal depreciation policy applied for the Company's owned similar assets and recognised depreciation is calculated in accordance with IAS 16 and IAS 38. If it is not certain that the lessee will obtain a title to the asset before the end of the lease term, a given item is depreciated over the shorter of the lease term and term of economic use.

Assets leased out on the basis of lease, tenancy, rental or similar contracts complying with the above discussed finance lease criteria are treated as long-term receivables and stated at net lease investment value.

Goodwill

Goodwill resulting from a business combination is stated at the acquisition date at the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is decreased by accumulated impairment losses.

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that it might be impaired. Goodwill is not amortised.

Excess of net fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

If the acquirer's interest in the net fair value of identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination the acquirer:

- reassesses the identification and measurement of the identifiable assets, liabilities and contingent liabilities and measurement of the cost of the combination;
- recognises immediately in the profit or loss any excess remaining after the reassessment in the period in which the combination was carried out.

Intangible assets

Intangible assets are recognised if it is probable that expected future economic benefits that are attributable to the assets will flow to the entity. Initially intangible assets are stated at acquisition or construction cost. The intangible assets acquired in a business combination are initially recognised at fair value defined at the business combination.

After initial recognition, intangible assets are measured at acquisition or construction cost less amortisation and impairment losses. Intangible assets are amortised by the straight line method over their estimated economic useful life. Correctness of the applied amortisation periods and rates is regularly tested, at least at the end of the reporting year, and potential adjustments to amortisation rates

are made in the subsequent periods.

Intangible assets of indefinite useful life are not amortised. Their value is decreased by potential impairment losses.

The residual value of intangible assets is usually assumed to be zero, unless:

- there is a commitment by a third party to purchase the asset at the end of its useful life – the residual value is then defined in the contract for disposal of the title to the asset;
- there is an active market for the asset, its value may be reliably estimated and it is highly probable that such a market will exist at the end of the asset's useful life.

The adopted economic standard useful life for amortisation in case of intangible assets are:

Acquired licenses, patents, and similar intangible assets	2-15 years
Acquired computer software	2-10 years

The Company recognises perpetual usufruct of land obtained under an administrative decision at fair value, which is an estimated cost at acquisition less impairment losses. The process allowed the Company to define the fair value of those rights which amounts to PLN 904,467 thousand. The Company will follow the final interpretation on recognition and presentation of perpetual usufruct of land in the financial statements, after it is obtained.

Except for development, all intangible assets generated by the Company are not recognised as assets and stated in the profit and loss for the period when the related cost has been incurred.

Intangible assets with indefinite useful life and intangible assets which have not been used yet are tested for impairment once a year.
Other intangible assets are tested for impairment only if there are indications that their carrying amount may be irrecoverable. If there are indications for impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or related cash-generating units are revalued to the recoverable amount. The recoverable amount of those assets is the higher of the assets' net selling price and their value in use.

Investment property

Initially investment property is recognised at acquisition cost considering transaction costs. After initial recognition investment property is presented at fair value. Gains or losses resulting from changes in fair value of investment property are presented in the profit and loss when incurred.

Investment property are derecognised at its disposal or when the property is permanently withdrawn from use and no future economic benefits are expected at its disposal. Any gains or losses arising from derecognition of the investment property are recognised in profit or loss in the period of derecognition. As at the date of preparation of these condensed consolidated financial statements, the Group possessed no investment property.

Inventories

Inventories are measured at the lower of cost and net realisable value, considering any write-downs. The net realisable value is the selling price estimated in the ordinary course of business activity less the estimated costs of completion and the estimated costs necessary to make the sale.
Cost is determined based on weighted average costs formula. In case of finished goods, cost comprises relevant assignment of fixed and variable indirect costs defined for ordinary production level, excluding cost of external financing.

Trade and other receivables

Trade receivables are recognised when they arise at the present value of the foreseeable proceeds and stated in the subsequent periods at amortised cost less allowances for doubtful receivables.
Bad debts are stated in the profit and loss when their uncollectibility is established.

Cash and cash equivalents

Cash comprises cash on hand and bank account. Cash equivalents are short-term highly liquid investments (of initial maturity up to three months), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
The cash flows balance of cash and cash equivalents consists of the above defined monetary assets and their equivalents less unrepaid loans at current accounts, if they form an integral part of an entity's cash management.

Revenue from sale

Revenue from sale is recognised when it is probable that the economic benefits associated with the sale transaction will flow to the entity and the amount of revenue can be measured reliably. The revenue on sale of finished goods and merchandise is recognised after deducting

value added tax (VAT), excise tax (finished goods), fuel charges (finished goods) and discounts.

Revenue on sale of goods and merchandise are recognised when the goods are issued and when the related risks and benefits have been transferred. Revenue from settlement of cash flow hedge instruments adjust the revenue on sale.

The revenue is measured at fair value of the received or due payment.

Revenue from dividends

Dividends are recognised when the shareholder's right to receive payment is established

Equity

Equity is stated in accounting books by kind, in accordance with legal regulations and the Company's Articles of Association.
The share capital is stated at nominal value in compliance with the Company's Articles of Association and an entry in the Commercial Register.
The stated yet outstanding contributions to the share capital are recognised as outstanding share capital contributions. Own shares and outstanding contributions to the share capital decrease the Company's equity.
Share premium is created from surplus of issuance value above their nominal value decreased by the issuance cost.
Issuance costs incurred by setting up stock exchange company or increasing share capital decrease share premium to the amount of surplus of issuance value over nominal value and the remaining part of them is presented in other capital reserves.
Changes of fair value of cash flows hedges in their portion regarded as effective hedge are stated through equity as hedge accounting reserve.

Equity resulting from convertible bonds, liabilities and loans into shares is stated at par value of those financial instruments, liabilities and loans, considering non-amortised discounts or premiums, interest accrued before the conversion date, which will not be paid out, unrealized foreign exchange differences and capitalized cost of issue.

The amounts arising at profit distribution, transfer from revaluation reserve capital, the undistributed income from prior periods and the current period net income are presented in the financial statements as retained earnings.

Loans and borrowings

Loans are initially stated at fair value of obtained proceeds less the transaction costs. They are subsequently recognised at amortised acquisition cost in line with the effective interest method. The difference of net proceeds and the buyout amount is recognised as financial revenue or cost over the loan or borrowing term.

External financing costs

Cost of loans and borrowings, including foreign exchange differences related to loans and borrowings drawn in foreign currencies, are stated when incurred in accordance with a model approach of IAS 23 as profit and loss.

Retirement benefits and jubilee bonuses

Under the Group companies' remuneration plans, their employees are entitled to jubilee bonuses and retirement benefits. The jubilee bonuses are paid to employees after elapse of a defined period of their employment. The retirement benefits are paid once at retirement. The amount of retirement benefits and jubilee bonuses depends on the number of years of service and an employee's average salary. The Group does not assign assets which would be used for future retirement or jubilee liabilities. The Group makes a provision for future retirement benefits and jubilee bonuses in order to allocate costs to relevant periods. In accordance with IAS 19, jubilee bonuses are long-term employee benefits and retirement benefits belong to post-employment benefit plans. The present amount of those liabilities at each balance sheet date is estimated by an independent actuary. The accumulated liabilities equal discounted future payments, considering employee rotation, and concern the period before the balance sheet date. Demographic data and information on employee rotation are based on historical records. Actuarial gains and losses are recognised in the profit and loss.

Foreign currency transactions

Transactions denominated in or requiring settlement in a foreign currency are recognised after their translation to the functional currency, i.e. Polish New Zlotys, at the exchange rate effective on the transaction date. Monetary assets and liabilities expressed in foreign currencies are stated at the National Bank of Poland average foreign exchange rates announced at the balance sheet date. Gains and losses resulting from changes in foreign exchange rates after the transaction date are recognised as financial income or costs in the profit and loss. The exchange differences are stated in the profit and loss at their net amount.

Financial instruments

Financial assets are classified in the following categories: financial assets held to maturity, financial assets at fair value, the change of which is recognised in the income statement, loans and receivables and financial assets classified as available for sale. Financial assets held to maturity are investments with determined or possible to determine payments and fixed maturity date, which the Company aims and has a possibility to hold to maturity date. Financial assets acquired in order to generate profits on short-term price fluctuations are classified as financial assets at fair value, the change in which is recognised through income statement.
All other financial assets, which are not borrowings or receivables of the Company, are classified as financial assets available for sale.

Financial investments held to maturity are part of long-term assets if their maturity dates exceed twelve months from the balance sheet date. Financial assets at fair value, the change in which is recognised in the income statement, are classified as current assets if the Management Board intends to realize them within twelve months from the balance sheet date.

Acquisition and sale of financial assets are recognised as at the transaction date. At the moment of the original recognition those assets are measured at acquisition cost, i.e. at fair value, including transaction costs.
Financial assets at fair value, the change of which are recognised through the income statement, are measured at fair value without deduction of the transaction costs and considering their market price as at the balance sheet date. The change in fair value of those financial assets, is recognised as financial revenues and costs.
Financial assets held to maturity are measured at the amortised acquisition cost using the effective interest rate.

Financial assets available for sale are recognised at fair value, without deduction of the transaction costs, and considering their market price as at the balance sheet date. If the financial instruments are not traded on the active market and it is impossible to estimate reliably their fair value by alternative methods, financial assets available for sale are measured at acquisition cost adjusted by impairment losses.

Positive and negative differences between fair value and acquisition cost, less deferred tax, of financial assets available for sale are reflected in revaluation reserve, if there is a market price defined on the regulated active market or which fair value may be estimated by some other reliable method. Decrease in value of financial assets available for sale due to impairment losses is charged to financial costs in the income statement.

Granted loans are presented at amortised cost.

Derivatives which are not designated as hedging instruments and are classified as financial assets or liabilities at fair value, which change is recognised through the income statement, are stated at fair value recognising its changes in the income statement.

Derivatives treated as cash flow hedge instruments are stated at fair value, considering its changes, in the following way:
- the portion determined to be effective hedge is recognised directly in equity through the statement on changes in equity;
- the portion determined to be ineffective hedge is recognised in the income statement;
- revenues or expenses on settlement of cash flow hedging instruments adjust revenues on sale when recognised in the profit and loss.

Embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative;
- the hybrid (combined) instrument is not measured at fair value with changes in fair value recognised in net profit or loss.

Embedded derivatives are accounted for in a similar way as separate derivatives which are not designated as hedging instruments.

Financial instruments are not presented in the financial statements if the titles and control resulting from the underlying contracts are lost. It usually takes place at disposal of the financial instrument or when all related cash flows are transferred to a third party.

Derivatives used by the entity in order to hedge against foreign exchange risks comprise mainly forwards. Such instruments are measured at fair value.
Fair value of currency forwards is estimated with reference to current futures rates for contracts of similar maturity.

In hedge accounting, hedges are classified as cash flow hedges against cash flow changes which are attributable to a particular type of risk related to a recognised asset, liability, or a forecast transaction. They may also be regarded as fair value hedges which are attributable to a particular type of risk related to a recognised asset or liability.
If the specific criteria for hedge accounting are met, a portion of the gain or loss on the hedging instrument that is determined as effective hedge is recognised directly in equity and the ineffective portion of the gain or loss is recognised in income statement.
The gain or loss from re-measuring of the derivative hedging instrument at fair value that do not comply with criteria for hedge accounting is recognised directly in income statement.

The Company discontinues hedge accounting when the underlying instrument expires or is sold, terminated or realized, or when the hedge no longer meets the criteria for hedge accounting. In such case, total gain or loss on the hedging instrument, previously recognised in equity, is still presented in equity until the forecast transaction date. If the Company no longer expects the forecast transaction will take place, the total recognised net gain or loss are presented in the financial result of the current period.

Corporate income tax

Income tax is measured on gross profit considering deferred tax. The deferred tax is measured by balance sheet liability method. The deferred tax reflects the net tax effect of temporary differences between the carrying amount of a given asset or liability and its tax base. The deferred tax assets and liabilities are measured at effective tax rates enacted for subsequent years when the temporary differences are expected to be realized at tax rates enacted or substantially enacted as at the balance sheet date.

Deferred tax assets on negative temporary differences and unrealized tax losses, are recognised only if it is probable that the future tax base will be sufficient for deduction of those differences.

Deferred tax liabilities are recognised for all temporary tax differences.

Deferred tax assets and liabilities are recognised irrespective of their date of realization.
Deferred tax assets and liabilities are not discounted and they are accounted for as fixed assets or long-term liabilities in the balance sheet.

Non-current assets classified for disposal/sale

Non-current assets classified for sale are those which comply with the following criteria:

- its disposal was declared by the Management Board of the Company;
- assets are available for an immediate sale in their present condition;
- active searching for a potential acquirer has been initiated;
- the sale transaction is highly probable and could be settled over 12 months following the sale decision;
- the selling price is reasonable in relation to its current fair value;
- it is unlikely that significant changes to the sales plan of these assets are introduced.

If the criteria are met after the balance sheet date, the asset is not reclassified at the end of the reporting year prior to the event. The reclassification is reflected in the reporting period when the criteria are met. Depreciation is discontinued for the asset at its designation for sale.

Assets designated for sale are measured at the lower of the net carrying amount and fair value less selling cost.

Earnings per share

Basic earnings per share for each period are calculated by dividing a net profit for a given period by the weighted average number of shares in that period.

Diluted earnings per share for each period is calculated by dividing net profit for a given period adjusted by changes of the profit resulting from conversion of potential ordinary shares by the weighted average number of shares.

Provisions

The Group makes provisions if it has such an obligation, required by law or custom, resulting from prior events and if it is probable that fulfilment of this obligation will cause outflow of resources embodying economic benefits and if the obligation may be reliably measured. The amount of provisions is tested as at the balance sheet date in order to make adjustments to relevant estimates as at that date.
If the effect of time value of money is material, the amount of the provision is the present value of the expenditure expected to settle the obligation. If the discounting method is applied, the increase of provisions with time is recognised as external financing costs.

Provisions for environment protection

The Group makes provisions for future expenses on reclamation of contaminated land or elimination of harmful substances if there is such legal or customary obligation. The amount of the provision for reclamation is reviewed regularly based on reports by independent experts. The Group conducts regular reclamation of contaminated land and related expenditure is offset against the provision.
The created provision reflects potential future expenses predicted to be incurred, estimated and verified periodically according to current prices.

Government grants and assistance

The government grants are recognised at fair value if there is reasonable assurance that grant will be obtained or the entity will comply with the conditions attaching to it. If the grant concerns a given cost item it is recognised as income over the periods necessary to match them with the related costs which they are intended to compensate. If the grant concerns assets, its fair value is recognised as deferred income and subsequently on a systematic basis reduced in the profit and loss over the estimated useful life of the underlying asset.

Contingent liabilities and receivables

Contingent liabilities are defined as obligations that arise from past events and which are dependent on occurrence or non-occurrence of some uncertain future events. Contingent liabilities are not recognised in the balance sheet however the information on contingent liabilities is disclosed unless the probability of outflow of resources relating to economic benefits is remote.

Contingent liabilities acquired by a business combination are recognised as liabilities in the balance sheet.

Contingent receivables are not recognised in the balance sheet however the respective information on the contingent receivable is disclosed if the inflow of assets relating to economic benefits is probable.

Company's Board estimates

The preparation of financial statements in accordance with the IFRSs requires the Management Board of the Company to make relevant estimates and assumptions that affect the amounts reported in the financial statements and the explanatory notes to these financial statements. Actual results may differ from those estimations.

Application of accounting principles

The above accounting principles are applicable to comparative data, except for those applied to assets classified as held for sale, which have been effective from 1 January 2005.

B. Consolidation methods

Subsidiaries

The Group consolidated financial statements comprise Polski Koncern Naftowy ORLEN S.A. and entities under its control. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of votes in a certain entity or is able to govern the financial and operating policies of the enterprise so as to benefit from the results of its activity. The share attributable to minority interest is recognised in equity. The net profit attributable to the minority interest is presented in the profit and loss.
The acquisition method is applied at acquisition of shares in business entities. Entities acquired or disposed during the reporting year are presented in the consolidated financial statements from the acquisition date or to the date of disposal respectively.

Investments in associated entities

Investments in associated entities (overall 20% to 50% of an entity's share capital) where the Group executes significant influence are accounted for under equity method. An assessment of the carrying value of investments in associates is performed when there is an indication that impairment loss occurred or the impairment losses recognized in prior years are no longer required.

Investments in jointly controlled entities

Investments in jointly controlled entities, where joint control is exercised by the Group, are accounted for under proportionate consolidation method whereby proportional share in assets, liabilities, income and expenses of a jointly controlled entity, after elimination of effects of mutual transactions and settlements, is presented position after position with similar positions in the consolidated financial statements.

4. Methods adopted for translation of financial data into EURO

Financial records denominated in EURO were translated in accordance with the following method:

- particular assets and liabilities – at the National Bank of Poland average PLN/EURO exchange rate for 30 June 2005, i.e. PLN 4.0401/ 1 EURO; and for 31 December 2004 at PLN 4.0790/ 1 EURO;
- particular profit and loss and cash flow positions – at the average of all exchange rates defined by the National Bank of Poland as at the last day of each month in the period from 1 January 2005 to 30 June 2005, i. e. PLN 4.0805/ 1 EURO. For the period from 1 January 2004 to 30 June 2004 the rate was PLN 4.7311/ 1 EURO.

III. SELECTED EXPLANATORY NOTES

3.1. Property, plant and equipment

	30 June 2005 (unaudited)	31 December * 2004 (unaudited)	30 June* 2004 (unaudited)
Land	360,951	389,074	395,141
Buildings and constructions	5,388,993	5,404,153	5,423,079
Machinery and equipment	3,050,934	3,000,651	3,215,331
Vehicles and other	426,179	338,974	341,783
Construction in progress	2,090,683	1,948,279	1,397,433
Total	**11,317,740**	**11,081,131**	**10,772,767**

*The data were changed with respect to previously published records due to changes introduced to accounting principles and policy as a result of adoption of the IASs as from 1 January 2005:

	31 December 2004	30 June 2004
Previously published information on consolidated tangible fixed assets in accordance with the PASs	9,367,686	9,318,167
Valuation of fixed assets at fair value	1,119,045	1,201,526
Change of the BOP consolidation method from equity method to proportionate method	603,057	345,336
Reclassification of catalysts	71,343	79,751
Reclassification of precious metals	59,205	54,211
Reclassification of fitout cost of dealer-owned stations network	53,553	59,193
Reclassification of prepayments for fixed assets	(27,915)	(122,957)
Recognition of perpetual usufruct of land as intangible assets	(35,717)	(28,991)
Derecognition of capitalised financial expenses	(63,745)	(68,088)
Impairment loss recognized on ORLEN Deutschland AG fixed assets	(65,381)	(65,381)
Consolidated fixed assets in accordance with IFRS	11,081,131	10,772,767

The impact of the above described adjustments on the depreciation

	For 12 months ended 31 December 2004	For 6 months ended 30 June 2004
Previously published consolidated information on depreciation in accordance with the PASs	1,116,658	570,676
Valuation of fixed assets at fair value	168,783	77,901
Change of the BOP consolidation method from equity method to proportionate method	32,731	16,345
Reclassification of fitout cost of dealer-owned stations network	13,055	7,415
Recognition of perpetual usufruct of land as intangible assets	(9,840)	(4,892)
	--------	--------
Adjussted depreciation presented in consolidated comparative data in accordance with IFRS	1,321,387	667,445
	========	========

Due to the unfinalized process of fair value measurement at tangible fixed assets acquired before 1 January 1997, a complete fixed assets movements schedule with relevant adjustments will be presented in the financial statements for the 1st half of 2005.
Basing on an initial valuation report prepared by an independent expert, these preliminary condensed consolidated financial statements present adjusted tangible fixed assets in the reporting period and in comparative periods. Valuation covered 90 % of the Group of net fixed assets and was carried out in accordance with the principles discussed under section A, Accounting Principles "Property, plant and equipment".

3.2. Short-term investments

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Cash on hand and in bank	738,193	676,737	807,948
Other short-term investments	98,850	59,076	113,359
	------	------	------
Total	**837,043**	**735,813**	**921,307**
	=======	======	======

As at 30 June 2005, 31 December 2004 and 30 June 2004 cash on hand and in bank denominated in foreign currencies amounts to PLN 445,064 thousand, PLN 482,142 thousand and PLN 651,398 thousand respectively.

The concentration of credit risk related to cash and cash equivalents is limited as the Group invests its cash at recognised financial institutions.

In accordance with the Polish law, the Group entities registered in Poland manage the entity's Social Fund on behalf of their employees. The contributions paid to the Social Fund are deposited in separate bank accounts and cannot be used for their operating activity. As at 30 June 2005, 31 December 2004, and 30 June 2004 cash relating to the Social Fund account amounted to PLN 31,023 thousand, PLN 28,979 thousand and PLN 35,105 thousand, respectively. The receivables related to borrowings from the Social Fund drawn by employees as at 30 June 2005, 31 December 2004 and 30 June 2004 amounted to PLN 21,195 thousand, PLN 23,886 thousand and PLN 26,777 thousand, respectively. Liabilities related to the Social Fund as at 30 June 2005, 31 December 2004 and 30 June 2004 amounted to PLN 45,688 thousand, PLN 35,245 thousand and PLN 45,195 thousand, respectively and were recognised as a part of trade and other liabilities.

Apart from the above presented amounts related to the Social Fund, cash and cash equivalents, which availability is limited as at 30 June 2005, 31 December 2004 and 30 June 2004 amounted to PLN 70,374 thousand, PLN 247,263 thousand and PLN 85,241 thousand respectively.

3.3. Impairment of assets

3.3.1. Impairment of tangible fixed assets

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	216,870	98,273
Additions in 1 April – 30 June	-	11,841
Disposals in 1 April – 30 June	(4,788)	(6,645)
Closing balance as at 30 June	212,082	103,469

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	235,825	89,823
Additions in 1 January – 30 June	3,056	25,060

Disposals in 1 January – 30 June	(26,799)	(11,414)
Balance as at 30 June	212,082	103,469

3.3.2. Impairment of construction in progress

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	42,712	40,748
Additions in 1 April – 30 June	-	7,897
Disposals in 1 April – 30 June	(354)	(4)
Closing balance as at 30 June	42,358	48,641

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	46,526	45,246
Additions in 1 January – 30 June	-	7,897
Disposals in 1 January – 30 June	(4,168)	(4,502)
Closing balance as at 30 June	42,358	48,641

3.3.3 Impairment of intangible assets

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	8,034	201
Additions in 1 April – 30 June	285	-
Disposals in 1 April – 30 June	(225)	-
Closing balance as at 30 June	8,094	201

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	8,292	196
Additions in 1 January – 30 June	285	5
Disposals in 1 January – 30 June	(483)	-
Closing balance as at 30 June	8,094	201

3.3.4. Impairment of long-term financial assets (shares)

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	78,404	71,174
Additions in 1 April – 30 June	-	5,714
Disposals in 1 April – 30 June	(5,672)	(406)
Closing balance as at 30 June	72,732	76,482

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	78,370	71,389
Additions in 1 January – 30 June	63	5,714
Disposals in 1 January – 30 June	(5,701)	(621)
Closing balance as at 30 June	72,732	76,482

3.3.5. Receivables allowances

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	475,078	312,313
Additions in 1 April – 30 June	32,502	22,115
Disposals in 1 April – 30 June	(32,922)	(17,254)
Closing balance as at 30 June	474,658	317,174

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	474,235	317,072
Additions in 1 January – 30 June	52,859	31,329
Disposals in 1 January – 30 June	(52,436)	(31,227)
Closing balance as at 30 June	474,658	317,174

3.3.6. Inventory allowances

In the 2nd quarter 2005 the Group reduced the inventory allowances by PLN 1,151 thousand, cumulative in two quarters of 2005 the inventory allowance was reduced by PLN 5,302 thousand. In the 2nd quarter 2004 the Group increased the inventory allowances by PLN 5,088 thousand, and cumulative in the two quarters of 2004 by PLN 7,359 thousand.

3.4. Provisions

3.4.1. Deferred tax liabilities

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	370,332	462,440
Additions in 1 April – 30 June	127,461	2,654
Disposals in 1 April – 30 June	(121,332)	(39,921)
Closing balance as at 30 June	376,461	425,173

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	378,248	464,439
Additions in 1 January – 30 June	159,428	55,659
Disposals in 1 January – 30 June	(161,215)	(94,925)
Closing balance as at 30 June	376,461	425,173

3.4.2. Jubilee and retirement provision

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	197,924	160,512
Additions in 1 April – 30 June	7,750	24,786
Disposals in 1 April – 30 June	(8,595)	(12,627)
Closing balance as at 30 June	197,079	172,671

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	197,446	160,843
Additions in 1 January – 30 June	8,977	28,294
Disposals in 1 January – 30 June	(9,344)	(16,466)
Closing balance as at 30 June	197,079	172,671

3.4.3. Other

Data for 2nd quarter 2005	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.04.2005	493,497	70,000	89,805	80,525	733,787
Increase in 1.04.2005 – 30.06.2005	362	54,187	376,164*	16,262	446,975
Decrease in 1.04.2005 – 30.06.2005	(10,567)	-	(1,610)	(28,487)	(40,664)
Balance as at 30.06.2005	483,252	124,187	464,359	68,300	1,140,098

* including the provision for possible negative outcome of contracts relating to sale of part of Unipetrol Group assets

Cumulative data for two quarters 2005	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.01.2005	496,665	70,000	87,982	69,038	723,685
Increase in 1.01.2005 – 30.06.2005	362	54,187	378,864*	28,114	461,527
Decrease in 1.01.2004 – 30.06.2005	(13,775)	-	(2,487)	(28,852)	(45,114)
Balance as at 30.06.2005	483,252	124,187	464,359	68,300	1,140,098

* including the provision for possible negative outcome of contracts relating to sale of part of Unipetrol Group assets

Data for 2nd quarter 2004	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.04.2004	410,915	-	21,659	41,121	473,695
Increase in 1.04.2004 – 30.06.2004	36,560	-	32,507	6,906	75,973
Decrease in 1.04.2004 – 30.06.2004	(4,413)	-	-	(6,803)	(11,216)
Balance as at 30.06.2004	443,062	-	54,166	41,224	538,452

Cumulative data for two quarters 2004	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.01.2004	411,848	-	21,812	41,288	474,948
Increase in 1.01.2004 – 30.06.2004	36,574	-	32,507	7,087	76,168
Decrease in 1.01.2004 – 30.06.2004	(5,360)	-	(153)	(7,151)	(12,664)
Balance as at 30.06.2004	443,062	-	54,166	41,224	538,452

3.5. Goodwill

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
ORLEN PetroTank Sp. z o.o.	11,298	11,298	11,298
Ship Service S.A.	6,645	6,645	6,645
PetroProfit Sp. z o.o.	1,175	1,175	1,175
Other	1,383	1,383	1,015
Total	**20,501**	**20,501**	**20,133**

As at 1 January 2004 excess of fair value of identifiable assets, liabilities and contingent liabilities over the acquisition cost in comparative data was derecognised from liabilities simultaneously increasing the opening balance of the retained earnings in the amount of PLN 301,369 thousand.

3.6. Dividends

On 29 June 2005, the Company's General Shareholders' Meeting adopted a resolution to pay a dividend from the net profit of 2004 in the amount of PLN 911,020,299.91. The date of payment was defined in the following way:
- the first instalment of PLN 457,648,695.27, giving PLN 1.07 per share, will be paid on 1 September 2005;
- the second instalment of PLN 453,371,604.64, giving PLN 1.06 per share, will be paid on 1 December 2005.

3.7. Loans and borrowings

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Bank loans	2,749,556	2,300,971	2,529,479
Other loans and borrowings	18,802	24,164	30,212
Short-term debenture	-	-	74,742
Total including:	2,768,358	2,325,135	2,634,433
Short-term	615,240	241,599	665,282

Long-term	2,153,118	2,083,536	1,969,151

The value of loans and borrowings drawn by the Group increased net by PLN 443 million in the period of 6 months ended 30 June 2005. The change in indebtedness level results mainly from:

- loans drawn in PLN:
  103,044 thousand from Societe Generale Bank Consortium as a Leading entity
  169,081 thousand from Bank Pekao S.A.
  143,578 thousand from PKO BP S.A.
  17,587 thousand from BPH PBK S.A.
  149,768 thousand from BH w Warszawie S.A.
  7,555 thousand from BRE Bank S.A.
  3,019 thousand from Kredyt Bank
- PLN 72,401 thousand resulting from foreign exchange differences at PKN ORLEN S.A.
- repayment of loans in PLN:
  51,835 thousand to PKO BP S.A.
  36,716 thousand to BPH PBK S.A.
  17,064 thousand to BH SA.
  75,898 thousand to ING Bank Œl'ski S.A.
- PLN 9,360 thousand resulting from foreign exchange differences at BOP
- repayment of loans to German entities:
  EUR 2,640 thousand.

3.8. Cost by kind

	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)
Materials and energy	6,868,544	3,599,780	5,562,217	2,967,171
Cost of merchandise and materials sold	4,727,423	2,529,902	4,911,240	2,651,662
External services	820,455	450,682	860,955	470,896
Payroll, social security and other employee benefits	506,417	248,919	560,753	300,519
Depreciation*	575,412	280,569	667,445	326,610
Taxes and charges	158,774	67,026	125,239	41,028
Other	689,803	584,934	435,126	366,223
	14,346,828	7,761,812	13,122,975	7,124,109
Adjustments:				
Change in inventory and prepayments	(341,707)	130,029	(239,510)	(159,645)
Cost of products and services for own use	(69,270)	(49,244)	(31,151)	(9,018)
Operating costs	13,935,851	7,842,597	12,852,314	6,955,446

* The decrease of depreciation cost for the 6 months ended 30 June 2005 as compared to the same period of 2004 is attributable to th depreciation periods of tangible fixed assets starting from 1 January 2005, as a result of revision of previously assigned useful lives.

3.9. Net financial revenues and expenses

	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)
Interest paid	(60,599)	(37,433)	(61,240)	(28,805)
Negative foreign exchange surplus	(130,687)	(95,219)	(19,074)	-
Interest received	62,842	29,195	15,761	9,191
Positive foreign exchange surplus	8,818	1,414	55,212	105,649
Gains on trade in shares and other securities	32,957	32,692	7,711	6,676
Dividends received	90,427	85,934	68,216	-
Other*	239,240	247,659	(3,949)	11,434

Total	**242,998**	**264,242**	**62,637**	**104,145**

*including unrealized discount on purchased receivables due from Unipetrol Group companies of PLN 204,532 thousand

3.10. Corporate Income Tax

	6 months ended 30 June 2005	3 months ended 30 June 2005	6 months ended 30 June 2004	3 months ended 30 June 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current tax	(377,757)	(212,915)	(261,556)	(165,414)
Deferred tax	16,627	(6,556)	23,360	29,338
Total	**(361,130)**	**(219,471)**	**(238,196)**	**(136,076)**

The PKN ORLEN Group is not a tax group, and therefore each of the entity in the PKN Orlen group settles separately its corporate income tax.

3.11. Basic and diluted earnings per share

	6 months ended 30 June 2005	3 months ended 30 June 2005	6 months ended 30 June 2004	3 months ended 30 June 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Weighted average amount of issued ordinary shares	427,709,061	427,709,061	427,709,061	427,709,061
Net earnings per share (in PLN) for the period	3.08	1.63	2.06	1.29

There is no difference between basic earnings per share and diluted earnings per share.

IV. CIRCUMSTANCES AND EVENTS, IN PARTICULAR OF NON-STATDARD NATURE, WHICH HAVE SIGNIFICANT IMPACT ON FINANCIAL RESULTS

During the six-month period ended 30 June 2005 the following significant events influencing the information presented in these preliminary condensed consolidated financial statements:

1. Acquisition of Unipetrol

On 24 May 2005 PKN ORLEN acquired 114,224,038 bearer shares in Unipetrol a.s., which is about 62.99% of all issued and existing Unipertol a.s. shares.

Effect on acquisition of 62.99 % of UNIPETROL shares

Initial acquisition price (increased by acquisition cost) before the final settlement of the transaction in PLN billion	1.6
Value of 62.99 % of equity as of 30 May 2005 after conversion to PLN billion at the exchange rate effective for that date*	3.2
Excess value of acquired assets over total acquisition price in PLN billion	1.6

*Net equity of consolidated equity of the Unipetrol Group measured in accordance with the Unipetrol Group balance sheet prepared in line with IFRSs without considering fair value of acquired assets

The total excess value of the acquired assets over acquisition price, to be established in the course of the initiated measurement processes, will be recognised in the income of the period when the acquisition was concluded.

On 24 May 2005 PKN ORLEN acquired receivables of certain entities of the Unipetrol Group ("Receivables") which nominal value as at 1 April 2004 amounted to ca. CZK 3.1 billion, EUR 9.5 million and USD 4.9 million. The total acquisition price of Receivables amounted to CZK 1.7 billion (ca. PLN 234,940,000 as at 23 May 2005).
The accompanying financial statements presents the effect of the unrealised discount of the acquired Receivables of PLN 204 million and 33 million of realised financial revenue as a discount and accrued interest.

Receivables were acquired under contracts concluded by PKN ORLEN on 4 June 2004 with Ceska Konsolidacni Agentura ("CKA"). Receivables were acquired as a result of contracts concluded on 24 May 2005.

2. Recognition of Unipetrol acquisition in the consolidated financial statements

The Unipetrol Group will be consolidated starting from the 2nd quarter and 1st half of 2005 reports, which the Company shall publish on 29 September 2005. Currently, for the first consolidation purposes, Unipetrol assets are being valued in order to define the acquisition impact in accordance with IFRS 3 "Business combinations".
These financial statements disclose the acquisition 62.99% Unipetrol shares as financial assets at the initial acquisition price.
Under the acquisition contract, certain procedures are being carried out to establish the final acquisition price, which involve audits of financial statements aiming at determination of the acquisition price of Unipetrol shares. The final acquisition price may differ from the currently presented.

3. Assets and liabilities sales agreement relating to Unipetrol shares acquisition

In 2003-2004, the former PKN ORLEN Board concluded a number of agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. relating to assets and liabilities sales of Unipetrol Group.
The present Managemennt Board of the Company, having analysed all consequences resulting from the above agreements and having consulted recognised independent experts, adopted and presented to the Supervisory Board a strategy assuming minimum negative impact for shareholders and Company related to execution of the agreements. As a consequence Management Board is exchanging formal correspondence with Agrofert Holding a.s. and ConocoPhillips and Unipetrol concerning the way of executing of the agreements obligations. Therefore the Management Board of PKN Orlen cannot disclose detailed information concerning the agreements.
As a consequence of the above mentioned agreements, PKN ORLEN created provisions to cover potential negative financial effects

related to execution of the agreements.

Geographical segments

The below table presents the Group consolidated sales by geographical segments for the period of 6 and 3 months ended 30 June 2005 and 30 June 2004.

VI. CONTINGENT ASSETS AND LIABILITIES

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
1. Contingent assets	**10,232**	**-**	**-**
1.1. related parties	-	-	-
1.2. other parties	10,232	-	-
2. Contingent liabilities	**1,974,293**	**1,360,697**	**1,534,299**
2.1. related parties, ncluding	1,536,705	1,232,941	1,412,127
- consolidated entities	993,322	915,231	1,098,719
2.2. other parties	437,588	127,756	131,172
3. Other	**62,730**	**76,687**	**14,940**
	-----------	-----------	-----------
TOTAL	**2,047,255**	**1,437,384**	**1,558,239**
	=======	=======	=======

Additional information concerning significant proceedings in front of the court, body appropriate for arbitrage proceedings or in front of public administration bodies and on other risks of the Company and its related parties are presented in Note X.

VII. SIGNIFICANT EVENTS IN THE PERIOD FROM 1 APRIL 2005 TO THE DATE OF THIS REPORT, PRESENTED IN CURRENT REPORTS

1. On 14 April 2005 an agreement was concluded between PKN ORLEN, the seller, and PERN "PrzyjaŸñ" S.A. ("PERN"), the buyer, for sale of 24 shares in the nominal value of PLN 589,000 each and the total nominal value of PLN 14,136,000, which constituted as at the agreement date 30.77% of the share capital of Przedsiêbiorstwo Prze³adunku Paliw P³ynnych "Naftoport" Sp. z o.o. ("Naftoport").

After the sale of shares PKN ORLEN holds 17.95% in Naftoport share capital. Other shares are held by:

a.	PERN "PrzyjaŸñ" S.A.	67.95%
b.	Grupa LOTOS S.A.	8.97%
c.	Port Pó³nocny	3.85%
d.	J & S Services Ltd.	1.28%

2. PKN ORLEN announced that on 24 May 2005 it acquired:

1) 114,224,038 bearer shares at Unipetrol a.s., of nominal value of CZK 100 each ("Unipetrol Shares"), which is about 62.99% of all issued and existing Unipetrol a.s ("Unipetrol") stock. The total acquisition cost of Unipetrol Shares amounted to CZK 11,303,886,660 (about PLN 1,562,197,136 as at 23 May 2005);

2) 745,000 bearer shares at Spolana a.s. of nominal value of CZK 655 each ("Spolana Shares"), which is 9.76% of the share capital of Spolana a.s. The total acquisition cost of Spolana Shares amounted to CZK 1.0 million (about PLN 138,200 as at 23 May 2005);

3) receivables from some of the Unipetrol Group entities ("Receivables"), which approximate nominal value as at 1 April 2004 amounted to CZK 3.1 billion, EUR 9.5 million and USD 4.9 million. The total acquisition cost of Receivables was CZK 1.7 billion (about PLN 234,940,000 as at 23 May 2005).

The acquisition of Unipertol Shares, Spolana Shares and Receivables are financed in 90% by PKN ORLEN own financial resources and in 10% from available credit limits.

Acquisition of Unipertol and Spolana Shares is PKN ORLEN's long-term investment.

The transaction will strengthen PKN ORLEN market position as one of the largest companies of the oil and petrochemical sector in the Central and Eastern Europe. Moreover, it places PKN ORLEN as one of the consolidation leaders in the region.

After acquisition of Unipetrol Shares, under the law of the Czech Republic, PKN ORLEN shall make a mandatory public call for minority shareholders in Unipetrol a.s. and its listed subsidiaries (Spolana a.s and Paramo a.s.).

PKN ORLEN intends to restructure the Unipetrol Group. The general assumptions underlying the projected restructuring were announced in the current report no. 41/2004 of 4 June 2004.

3. On 24 May 2005 PKN ORLEN was informed that FMR Corp. with direct and indirect subsidiaries, seated in Boston, and Fidelity International Limited with direct and indirect subsidiaries, seated in Bermuda, as at 24 May 2005 held 21,436,944 PKN ORLEN shares, which is 5.01% of the share capital, and gives title to 21,436,944 votes at the general meeting and 5.01% of the total votes at PKN ORLEN General Meeting.

4. On 1 June 2005 the District Court in Warsaw, XV Commercial Department, dismissed a suit, acting in the case Bengodi Finance Spó³ka Akcyjna against PKN ORLEN, on invalidity of the resolution no. 14 of 5 August 2004, adopted by the Extraordinary General Meeting of PKN ORLEN, appointing Mr Jacek Bartkiewicz as President of PKN ORLEN Supervisory Board.

5. On 9 June 2005 the District Court in Warsaw, XV Commercial Department, acting in the case no. XV GC 378/04, acknowledged the suit Bengodi Finance Spó³ka Akcyjna and other plaintiffs against PKN ORLEN S.A. on invalidity of the resolution no. 1 of the General Meeting of PKN ORLEN S.A. of 28 June 2004 which amended the provision in Article 7 section 11 of the Company's Articles of Association concerning limitation of some shareholders' voting rights. The Court ruled the resolution was invalid. The judgement of the first instance court is not binding.

6. On 14 June 2005 PKN ORLEN issued corporate guarantees to Holborn European Marketing Company Ltd. and Shell Deutschland Oil GmbH for the total amount of EUR 64 million and a letter of collateral to Bayerische-Hypo und Vereinsbank AG for EUR 25 million in order to secure liabilities of its German subsidiary ORLEN Deutschland A.G. resulting from trade in fuel (total about PLN 359 million). The guarantees provided to Holborn European Marketing Company Ltd. and Shell Deutschland Oil GmbH shall replace the existing security granted by the Issuer on 4 January 2005 (*cf. Current report of 5 January 2005).* The guarantees and security are valid till 31 January 2006.

7. The Ordinary General Meeting of Polski Koncern Naftowy ORLEN Spó³ka Akcyjna, at the sitting on 29 June 2005 appointed to the Supervisory Board:

1. Mr Adam Sêk
2. Mr Andrzej Olechowski.

8. PKN ORLEN Supervisory Board at its sitting on 19 July 2005, acting upon a motion from the Minister of Treasury, in accordance with § 9 section 1 para. 3 of the Company's Articles of Association, as from 1 August 2005 appointed Mr Dariusz Witkowski as PKN ORLEN Board Member.

9. On 18 July 2005 the Company was notified by the Czech Securities and Exchange Commission ("CSEC") that it had rejected PKN ORLEN's applications for obtaining a permit for mandatory public calls for shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s.

Due to acquisition, on 24 May 2005, of shares entitling PKN ORLEN to 62.99% of votes at UNIPETROL, a.s. and 9.76% of votes at SPOLANA, a.s., PKN ORLEN is required to make mandatory public calls for shares of UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s. ("Mandatory Calls").

PKN ORLEN authorised Patria Finance, a.s. to make the Mandatory Calls.
As in accordance with the Czech regulations, conditions for Mandatory Calls are subject to approval from the CSEC, the respective application was filed at the CSEC within the required period on 30 June 2005.

The prices offered by PKN ORLEN were: CZK 103 per one share of UNIPETROL, a.s., CZK 701 per one share of PARAMO, a.s. and CZK 100 per one share of SPOLANA, a.s.; the pricing was based on the DCF method, and performed by an independent Czech expert, NS Group.
The CSEC justified its decision claiming that the application was rejected mainly due to incorrect share pricing of the Czech expert, selected in September last year by PKN ORLEN in accordance with the Czech law.

Under the Czech law, PKN ORLEN should make calls for shares of UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s. within the period ending 25 July 2005.
The Company will face the following consequences if the calls are not made within the above period:

1. Within 6 months from 25 July 2005 the minority shareholders may present PKN ORLEN with a bid for their shares at the price defined by the respective regulations.
2. After 25 July 2005 to the date of Mandatory Calls, PKN ORLEN and people authorised by it may not execute their title to vote resulting from their shares in UNIPETROL, a.s. and SPOLANA, a.s. Moreover, in the discussed period the CSEC may issue a ban for PKN ORLEN preventing it to benefit from any other rights to which it is entitled due to the held shares.
3. If the CSEC regards it necessary for protection of other shareholders, lenders or employees, it may decide to prohibit PKN ORLEN to execute its title to vote for one year.
4. The CESC may impose a fine on PKN ORLEN.

PKN ORLEN does not intend to appeal against the decision, yet to prepare a new application acknowledging recommendations contained in the CSEC decision. PKN ORLEN is also going to refer to the CSEC to withhold the ban on title to vote resulting from ownership of UNIPETROL and SPOLANA shares.

10. PKN ORLEN Board announces that on 12 August 2005 the Company reapplied to the Czech Securities and Exchange Commission for a permit to make Mandatory Calls for shares issued by UNIPETROL, PARAMO, a.s. and SPOLANA, a.s.

The prices offered by PKN ORLEN are: CZK 135 for 1 UNIPETROL share, CZK 978 per one share of PARAMO, a.s. and CZK 155 per one share of SPOLANA, a.s.

The previously filed applications were rejected by the CSEC due to an improper pricing method adopted by a independent Czech expert, NS Group. PKN ORLEN, acting in accordance with the best transparency standards, did all it could to prepare the new applications with due care and diligence and hopes that offered prices reflect the pricing methods required by the CSEC.

The CSEC issues its decisions within 8-13 working days form the application filing date.

VIII. SHAREHOLDERS HOLDING DIRECTLY OR INDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL MEETING AS AT THE DATE OF FILING THE REPORT

Shareholder	% of votes at the GSM at the prior quarter report filing date *	Number of shares at the prior quarter report filing date *	Change of % in the period 15 April 2005 – 1 August 2005	% of votes at GSM at the report filing date **	Number of shares at the report filing date **
Nafta Polska S.A.	17.32%	74,076,299	-	17.32%	74,076,299
State Treasury	10.20%	43,633,897	-	10.20%	43,633,897
The Bank of New York (holders of GDRs)	12.28%	52,516,140	0.12	12.40%	53,034,562
Other	60.20%	257,482,725	(0.12)	60.08%	256,964,303
Total	100%	427,709,061	-	100%	427,709,061

* Data as at 15 April 2005
** Data as at 1 August 2005

In accordance with the current report no. 54/2003 filed on 4 July 2003, Commercial Union OFE BPH CU WBK as at 1 July 2003 held 21,533,539 shares of PKN ORLEN S.A., which is 5.035% (considering increase of PKN ORLEN S.A. share capital of 20 November 2003) of the total votes at the General Shareholders' Meeting of PKN ORLEN S.A.
In compliance with the current report no. 19/2005 filed on 7 March 2005, Commercial Union OFE BPH CU WBK on 2 March 2005 held 21,040,915 shares of PKN ORLENS.A., which is 4.92% of PKN ORLEN S.A. share capital.
In accordance with the current report no. 33/2005, filed on 25 May 2005, FMR Corp. with direct and indirect subsidiaries, seated in Boston, and Fidelity International Limited with direct and indirect subsidiaries, seated in Bermuda, as at 24 May 2005 held 21,436,944 PKN ORLEN shares, which is 5.01% of the share capital, and gives title to 21,436,944 votes at the general meeting and 5.01% of the total votes at PKN ORLEN General Meeting.
The percentage participation of the above shareholders in the Company's share capital is compatible with the percentage of votes at the General Shareholders' Meeting as at this report filing date.

IX. CHANGES IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE BOARD OF DIRECTORS AND SUPERVISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS

The number of shares held by the Board of Directors and Supervisory Board in the second quarter 2005:

	Number of shares, options as of the date of the prior quarter report filing *	Acquisition	Disposal	Increase due to changes in composition	Decrease due to changes in composition	Number of shares as at the date of report filing **
Board of Directors	-	-	-	-	-	-
Supervisory Board	2,950	-	-	-		2,950

* Data as at 15 April 2005

** Data as at 1 August 2005

X. INFORMATION CONCERNING SIGNIFICANT PROCEEDINGS IN FRONT OF THE COURT, BODY APPROPRIATE FOR ARBITRAGE PROCEEDINGS OR IN FRONT OF PUBLIC ADMINISTRATION BODIES AND ON OTHER RISKS OF THE COMPANY AND ITS RELATED PARTIES

1. On 15 October 2004, the Head of the Customs Office in Kraków instituted tax proceedings in order to determine the excise tax liability at Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-June 2004 at about PLN 60 million. According to the Board of Directors of Rafineria Trzebinia S.A., the company possesses all necessary expertises confirming correctness of the applied classification of goods taxed with 0% rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and to suspend execution of the decision until the date of settling the matter in the court of second instance.
On 5 May 2005, in reply to its motion, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.
On 9 May 2005 the Director of the Customs Chamber in Kraków, having examined the Company's appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.
On 28 July 2005 the Head of the Customs Office in Kraków, upon receipt of the Customs Chamber decision, without providing any further evidence in the case determined an excise tax liability for May-September 2004 at total PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary legal opinions confirming correctness of the applied classification of goods taxable with 0% rate, which according to the Management Board guarantees a positive outcome of the proceedings.
On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and a motion to suspend execution of the decisions until the case would be decided by the second instance authority.
As at the date of preparation of these preliminary condensed consolidated financial statements, the outcome of the above appeal was not known.

   Currently, apart from the aforementioned proceedings initiated by the Customs Office in Kraków, acting under the authorisation from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003.
As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods were not known.

   On 25 November 2004, the Supervisory Board of Rafineria Trzebinia S.A. adopted a resolution on performing a tax audit for the period from 2000 to 2004, including a review of correctness of procedures and tax settlement to be summarised in "Report on agreed upon procedures concerning review of control procedures at Rafineria Trzebinia S.A.". The 2000-2004 tax audit was completed and its results presented to the Supervisory Board.
On 22 April 2005, having received the first stage report on control procedures, the Supervisory Board of Rafineria Trzebinia ordered the second detailed stage of the "Report on agreed upon procedures" which would involve an analysis of transactions in the selected areas of the company's activity. As at the date of these preliminary condensed consolidated financial statements the final outcome of the second stage control was not yet known.

2. In accordance with an agreement of 20 December 2002, Tankpol Sp. z o.o. ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in exchange for receivables from Tankpol. On 30 October 2003, a suit was filed at court against PKN ORLEN for compensation of PLN 69.898 thousand or return of the transferred shares. On 26 January 2004 Tankpol modified its claim and demanded PLN 36.383 thousand or return the transferred shares. Tankpol supported the suit with a new valuation of Petrotank for PLN 232.147 thousand. As a result of the proceedings, on 22 March 2005 the Court dismissed Tankpol Sp. z o.o. suit against which Tankpol appealed. In the view of the Management Board, based on an independent legal opinion, the final result of the dispute should not have a material impact on the presented financial results or settlements' balances.
3. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111.5 million and was calculated as a sum of par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.
On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the invalidity of the shares sales agreement.
On 26 April 2005 the Company received a sentence of the Arbitration Court of the Polish Chamber of Commerce. The sentence of the arbitration court is unfavourable for the Company. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable was changed. The Company provided an allowance for receivable in the amount of PLN 111.5 million presented in the financial statements for the year 2004.
On 20 May 2005 the Company filed a complaint at the District Court in Warsaw for quash the above judgement of the arbitration court and applied for suspending the execution of the court sentence.
On 26 June 2005, the District Court rejected the application for suspending of execution of the arbitration court judgement.
On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111.5 million.
On 8 August 2005 PKN ORLEN received PSE letter where PSE stated it was not bound to settle the penalty.
On 5 August 2005 PKN ORLEN filed at the Arbitration Court at the Polish Chamber of Commerce in Warsaw a suit for adjudication of the contractual penalty of PLN 111.5 million.
Up to the date of these financial statements the Arbitration Court at the PCC did not issue its judgement on PKN ORLEN suit.

4. According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No 1 dated 15 January 2001), the method

of calculation of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of the Chairmen of the Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN S.A. was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. Zaklad Energetyczny Plock S.A. called on PKN ORLEN S.A. to compromise agreement, as the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A. The Company's Management estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created provision for that purpose in the amount of PLN 9,781 thousand.
As a consequence of the negative court decision PKN ORLEN S.A. was obliged to pay a liability connected with the so called system fee to Zaklad Energetyczny Plock S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for business risks was inceased by PLN 28,179 thousand to cover the whole claim.
The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN is an outside intervener, is decided. On 3 August 2005 a complaint was filed against the above decision of stay of proceedings.

5. As at the date of the report, the Company was a party in two anti-trust proceedings.

Upon to the decision of the Chairman of the Office for Protection of Competition and Consumer ("OPCC") from 21 March 2005, an anti-trust proceeding was started in connection with a suspicion that PKN ORLEN S.A. in Plock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of gasoline Univerasl 95 through an unanimous decision to give up production and distribution of gasoline Universal 95 and eliminating the competition on the domestic sale market of gasoline Universal 95 as well as excluding the risk of the market take-over by the competition. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by OPCC. Answers to the further questions made by OPCC were sent on 5 May 2005.
The proceedings to take evidence are pending. They are prolonged due to motions filed by PKN ORLEN in order to limit access rights to evidence and due to respective decisions which are to be issued in this respect by the President of the OPCC and which may be sued at the Consumer and Competition Court. As the proceedings are at their earliest stage, it is difficult to assess the risk that PKN ORLEN may be fined.
On 21 March 2005, the Company received a letter in which the Chairman of the OPCC requested information on monoethylene glycol and "Petrygo" radiator liquid market in years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze liquid to radiators "Petrygo" and prices for monoethylene glycols. In these proceedings OPCC issued a decision imposing penalty in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the negative decision of OPCC. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which accused PKN ORLEN of applying monopolistic practice, annulling at the same time the cash penalty. Consequently in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the District Court from 13 August 2001. The case was conducted again by District Court in Warsaw and Anti-Trust Court, which on the hearing on 21 July 2004 pronounced the judgement again revoking the complaint decision of OPCC.
Due to the received letter PKN ORLEN S.A. answered the questions of OPCC on 11 April 2005. Simultaneously OPCC approved prolongation of the period for giving answers up to 6 May 2005 concerning determining the proper geographical market of monoethylene glycol. A response defining adequate geographical market of monoethylene glycol was sent to OPCC on 6 May 2005. Upon the OPCC's request, additional information was provided on 18 May 2005.
The proceedings to take evidence are still pending. They are prolonged due to motions filed by PKN ORLEN and the petitioner in order to limit access rights to evidence and due to respective decisions that need to be issued in this respect by the President of the OPCC and which may be sued at the Consumer and Competition Court.
As the above proceedings are at their initial stage it is difficult to assess the risk of a fine which might again be imposed on PKN ORLEN. Due to elapse of time and considerable changes in the business environment where PKN ORLEN operates, the risk of a fine is still insignificant.
In both proceedings PKN ORLEN S.A. is represented by the legal office Kancelaria Adwokacka Prawa i Konkurencji based on the power of attorney granted by the Company's Board.
The financial statements do not include provisions related to the above proceedings as in the view of PKN ORLEN S.A. Management, supported by an independent legal opinion, risk that the Company would be charged with a fine is limited.

6. On 13 December 2004, the Supervisory Board of Orlen Oil Sp. z o.o. adopted a resolution to conduct a tax audit for the period from 2000 to the present date, including the control of correctness of the Company's procedures and controls of settling tax liabilities which would be summarised in "Report on agreed upon procedures concerning review of control procedures at Orlen Oil Sp. z o.o." As at the date of preparation of these condensed consolidated financial statements, the tax audit did not reveal any material risks.

7. On 17 December 2004 the Supervisory Board of Rafineria Nafty Jedlicze S.A. adopted a resolution to conduct a tax audit for the period from 2000 to the present date, which would verify correctness of the Company's procedures and tax settlements and be summarised in "Report on agreed upon procedures concerning review of control procedures at Rafineria Nafty Jedlicze S.A." As at the date of preparation of these condensed consolidated financial statements, the tax audit did not disclose risks which estimated value would have a significant impact on the company's operations.

8. According to the Management Board, the pending proceedings do not provide grounds to claim that they concern issues which could have a material impact on true and fair view of the condensed consolidated financial statements of the Group for the period ended 30 June 2005. The proceedings are not instituted against the Company.

9. In accordance with the Decree on Investment Expenditure and in line with article 18a of the Corporate Income Tax Act (in force till 31 December 1999) and article 3.1 of the Amendment of 20 November 1999 to the Corporate Income Tax Act (in force from 1 January 2000), the taxpayer is entitled to deduct investment expenditures from the tax base in a given tax year and in the following tax year half of the previously deducted amount, i.e. the so-called investment premium. In the years 1998-2003, the Group companies benefited from their entitlement to the following investment relieves and premiums (amounts deducted from income):

	Investment Relief	Investment premium

PKN Group		
2001	98,927	43,750
2002	14,234	49,222
2003	-	6,923
Total	113,161	99,895

The relieves and premiums are conditional. The Corporate Income Tax Act assumes the loss of entitlement to investment relieves if any of the following events occurs within three years from the end of the tax year when the relief has been exercised:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and social insurance liabilities; in respect to VAT, the arrears may not exceed 3% of the output tax,

2) taxpayers transfer – in any form – ownership title to assets to which income deductions or tax exemptions relate; this does not refer to transfer of ownership resulting from a change in the legal personality, business combinations or separation of business entities carried out in compliance with the Commercial Code's regulations'

3) there are no longer grounds for recognition as the taxpayer's assets those fixed assets which have been adopted for chargeable use under tenancy, lease or similar agreements,

4) the taxpayer is subject to liquidation proceedings or its bankruptcy has been declared,

5) the taxpayer receives any form of reimbursement of investment expenditure.

Tax authorities may also deny a claim to tax allowances if the tax payer has been charged with outstanding tax liabilities at the moment in which the tax incentives deduction were recognized.

In accordance with the Amendment of 20 November 1998 to the Corporate Income Tax Act (Journal of Laws No. 144, item 931) when the title to deductions made under Art.18a of the Corporate Income Tax Act (in force till 31 December 1999) and Art. 3.1 of the Amendment of 20 November 1999 to the Corporate Income Tax Act (in force from 1 January 2000) no longer exists due to circumstances discussed under paragraph 1) above, it is assumed that the title is not lost if the taxpayer makes adjustments to its tax return and settles the tax arrears with accrued interest or settles the arrears with interest within 14 days from the decision of the first instance authority defining the tax liability.

10. Poland has currently a number of regulations in force concerning value added tax, excise duty, corporate income tax and social security. The tax law is often amended, which results in unclearness and inconsistencies. The frequent discrepancies in tax law interpretations provided by state authorities and taxpayers generate uncertainty and conflicts concerning the interpreted issues. Tax settlements and other regulated areas of activity (for instance customs and foreign exchange control) are controlled by the respective authorities which are entitled by law to impose high fines, penalties and related interest. Due to the above, the tax risk in Poland is substantially higher than typical for countries with better developed taxation systems.

There are no formal procedures in Poland for determining the final taxation charge. Tax settlements may be subject to tax control over five years since the end of the calendar year when the tax liability reached its maturity. There is a risk that respective authorities adopt a different interpretation of the tax law than the Group companies, which could have a significant impact on their tax liabilities.

XI. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND RELATED PARTIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

During the period from 1 January to 30 June 2005, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or related entities, of the value exceeding 10% of the Company's equity.

XII. RELATED PARTIES

1. Information about unusual related parties transactions

During the period from 1 January to 30 June 2005, there were no unusual related party transactions concluded between related parties within the Group, where the transaction would exceed EUR 500 thousand, except for a short-term EUR 60 million loan granted to ORLEN Deutschland on 23 December 2004. The repayment was made on 14 February 2005 and interest was paid on 24 February 2005.
The transactions concluded within the Group were trade transactions resulting from the type of activity of the particular Group's entities.

2. Information on significant related party transactions

a) Transactions with Members of the Company's Board of Directors and Supervisory Board, their spouses, siblings, ascendant relatives, descendants or their other relatives

In the periods of 6 months ended 30 June 2005 and 30 June 2004, there were no significant transactions identified with Members of the Company's Board of Directors and Supervisory Board, their spouses, siblings, ascendant relatives, descendants or their other relatives.

b) Transactions of the Company's Supervisory Personnel with the related parties

In the second quarter of 2005 the Company obtained statements of related party transactions in a more extensive scope as required under the new IAS 24 "Related Party Disclosures".

	Sales	Purchases	Receivables	Liabilities	Dividend paid
Legal persons *	12,598	24,242	-	-	-
Natural persons **	443	-	-	-	-

* Transactions in the period of activity of members of the Company's supervisory bodies

** During the period covered by the condensed consolidated financial statements the concluded transactions did not equal or exceed EUR 500 thousand.

c) Transactions of the Company's key management personnel with related parties

In the second quarter of 2005 members of the Company's key management did not conclude significant transactions with related parties as provided for in IAS 24 "Related Party Disclosures".

d) Transactions of the Company with related parties in the period from 1 January to 30 June 2005 and the settlement balances as at 30 June 2005

PKN ORLEN GROUP

	Consolidated subsidiaries 1)	Consolidated associates 2)	Non-consolidated subsidiaries 1)	Non-consolidated associates 2)	Consolidated jointly controlled entities 3)	Total related parties
Sales	1.539.978	1.142	34.828	36	361.764	1.937.748
Purchases	361.458	31.688	41.718	137	3.071	438.072
Financial revenues from interest	3.627	11	1	-	39	3.678
Financial expenses on interest	(39)	-	2	-	-	(37)
Gross short-term receivables	507.849	4.892	405.247	57	76.053	994.098
Short-term liabilities	76.922	7.332	10.291	97	144	94.786
Gross long-term receivables	30.850	-	47.830	-	-	78.680
Long-term liabilities	-	-	-	-	-	-

1) Parent Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members
2) Parent Company executes considerable control in supervisory bodies via its representatives
3) Parent Company executes a joint control over the entities under the deed of association

3. Remuneration, including bonuses from profit paid to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24

Management Board remuneration includes salaries, bonuses, annual bonus and equivalent for unused annual holiday.

The remuneration paid to the Board of Directors, Supervisory Board and key executive personnel amounted to:

	for 6 months ended 30 June 2005 (unaudited)	for 6 months ended 30 June 2004 (unaudited)
Parent's Board of Directors*	11,490	11,375
Parent's Supervisory Board	400	436
Parent's key executive personnel **	8,680	5,998
Group entities' key executive personnel ***	18,884	20,337
Total	**39,454**	**38,146**

* In the period of 6 months ended 30 June 2005 the remuneration to former Board members amounted to PLN 7.008 thousand.
** In the period of 6 months ended 30 June 2004 the remuneration was paid to 27 members of key executive personnel and in the period of 6 months ended 30 June 2005 to 34 members
*** Management Boards, Supervisory Boards and key executive personnel of the Group companies

XIII. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S EQUITY GRANTED BY PARENT COMPANY OR ITS SUBSIDIARIES TO A THIRD ENTITY OR ITS SUBSIDIARY

In the period from 1 January to 30 June 2005 the Company and its subsidiaries within the Group did not grant loan security, or guarantees to another entity or its subsidiary, where the value of security or guarantee would constitute at least 10% of the Company's equity, except collaterals provided by PKN ORLEN under the share pledge agreement of 19 December 2003, securing Basell ORLEN Polyolefins Sp. z o.o. repayment of current and future claims to which the pledgee is entitled due to the financial collateral agreement concluded between entities financing BOP up to the highest securing amount of EUR 750 million.

XIV. SEASONAL OR CYCLICAL CHARACTER OF THE ISSUER'S OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character of its operations.

XV. EVENTS AFTER THE BALANCE SHEET DATE

a) Changes in the Parent's Board of Directors and Supervisory Board

Changes in the Parent's Board of Directors and Supervisory Board are discussed in detail under Note VII.

XVI. IMPACT ON PRIOR RESULTS

Due to the fact that beginning from 1 January 2005 the Group for statutory purposes has been preparing its consolidated financial statements in accordance with the IFRSs, the below differences concern mainly those identified and reported by the Group between the IFRSs and the PASs with respect to changes in the equity opening balance as at 1 January 2005 and net profit comparative data for the period ended 31 December 2004. Section II also presents the differences which have been identified by the Group, as discussed in detail in that section, but they were not presented in these condensed consolidated financial statements.

	Net profit for 12 months period ended 31 December 2004 (unaudited)	Net profit for 6 months ended 30 June 2004 (unaudited)	Net profit for 3 months ended 30 June 2004 (unaudited)
Consolidated according to PASs	2,588,981	1,028,855	647,088
Withdrawing of capitalised borrowing costs	8,011	3,667	1,511
Deferred tax on capitalised financial expenses	(1,522)	(697)	(287)
Measurement of fixed assets at fair value	(155,004)	(69,078)	(26,698)

Deferred tax on remeasurement of fixed assets at fair value	30,413	13,549	6,741
Alternative treatment of surplus of fair value of identifiable assets, liabilities and contingent liabilities over purchases price	(27,758)	(17,728)	(10,626)
Withdrawing of goodwill's write-offs	5,765	2,814	1,341
Impairment of ORLEN Deutschland AG fixed assets	(65,381)	(65,381)	(65,381)
Distribution of profit other than dividends	(4,176)	(4,176)	(4,176)
Other	5,654	(11,585)	1,038
Consolidated according to IFRSs	**2,384,983**	**880,240**	**550,551**

	Net assets as at 31 December 2004 (unaudited)	Net assets as at 30 June 2004 (unaudited)	Net assets as at 1 January 2004 (unaudited)
Consolidated in accordance with PASs	11,826,556	10,330,621	9,581,948
Withdrawing of capitalised borrowing costs	(63,745)	(68,088)	(71,755)
Deferred tax on capitalised financial expenses	12,111	12,937	13,633
Measurement of fixed assets at fair value	1,122,628	1,208,403	1,278,183
Deferred tax on remeasurement of fixed assets at fair value	(204,506)	(221,372)	(234,920)
Alternative treatment of surplus of fair value of identifiable assets, liabilities and contingent liabilities over purchases price	273,611	283,641	301,369
Withdrawing of goodwill's write-offs	5,765	2,814	-
Impairment of ORLEN Deutschland AG fixed assets	(65,381)	(65,381)	-
Other	70,563	53,324	61,170
Consolidated according to IFRSs	**12,977,602**	**11,536,899**	**10,929,628**

a. Withdrawing of capitalised borrowing costs

In accordance with the PASs financial expenses resulting from investment loans were stated as investment expenditure. Other financial expenses were recognised in the profit and loss when incurred. In financial statements prepared in compliance with the IFRSs, cost of loans and borrowings, including foreign exchange differences related to loans and borrowings in foreign currencies, are recognised in the profit and loss statement in the period to which they refer.

b. Alternative treatment of surplus of fair value of identifiable assets, liabilities and contingent liabilities over purchase price

In accordance with the PASs the Company stated as revenues the excess of fair value of identifiable assets, liabilities and contingent liabilities above purchase cost over the period from 2 to 5 years.
Under IFRS 3, the excess of fair value of identifiable assets, liabilities and contingent liabilities above purchase price was recognised as retained earnings.

c. Withdrawing of goodwill's write offs

In accordance with the PASs goodwill was depreciated by straight line method over the period no longer than 5 years and presented in the profit and loss as other operating expenses. In the financial statements prepared in compliance with IFRSs, goodwill was not depreciated but decreased by impairment losses.

d. Impairment of ORLEN Deutschland AG fixed assets

Due to the change in the policy discussed in detail under b) above, as at 1 January 2005 ORLEN Deutschland AG recognised as equity an excess of net fair value for identifiable assets, liabilities and contingent liabilities above acquisition cost. Consequently, for the purpose of consolidated annual financial statements the allowance for ORLEN Deutschland AG fixed assets was increased by the amount reflecting the above change in the accounting principles and recognised in 2004 financial result.

e. Consolidation of BOP by proportionate method

PKN ORLEN S.A. possesses a 50% share in a joint-venture enterprise, Basell ORLEN Polyolefins Sp. z o.o., engaged in manufacture, distribution and sale of polyolefins.
In accordance with the records presented for the second quarter of 2004 and the second quarter of 2005, Basell ORLEN Polyolefins Sp. z o.o. has been consolidated by proportionate method. In the prior periods the company was presented in line with the equity method.
As at 30 June 2005 and 31 December 2004 and for the periods of 6 and 3 months ended 30 June 2005 and 30 June 2004, the Group share in assets, liabilities, revenues and costs of BOP presented as follows:

	30 June 2005	31 June 2004

	(unaudited)	(unaudited)
Current assets	152,996	168,681
Fixed assets	929,818	860,901
Short-term liabilities	90,370	152,590
Long-term liabilities	459,799	346,785

	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)
Revenue	253,802	116,551	240,067	116,398
Cost of goods and materials sold	(223,618)	(110,318)	(209,690)	(103,717)
Management overheads	(4,321)	(2,546)	(3,526)	(1,892)
Financial costs	(13,925)	(7,559)	(5,936)	5,610
Profit before tax	12,032	1,017	22,487	17,651
Statutory liabilities	(2,094)	276	(4,318)	(1,524)
Net profit	9,939	(700)	18,170	16,129

XVII. SUPPLEMENTARY INFORMATION

a) Restructuring of the southern assets

Rafineria Nafty Jedlicze, Rafineria Trzebinia and ORLEN OIL participate in the Project of "Restructuring of southern assets of the PKN ORLEN S.A. Group". The Project aims at optimisation and consolidation of manufacture and sale of fuel, motor and lubricating oils and paraffin at the PKN ORLEN S.A. Group.
On 5 July 2005 the Board of Directors adopted "Restructuring plan for southern assets" thus accepting the restructuring objectives.

b) Polkomtel S.A.

Polish shareholders of Polkomtel S.A. agreed as at 17 December 2004 that Polkomtel S.A. shares should be publicly listed. During this reporting period all mentioned above parties cooperated in equity restructuring of Polkomtel S.A. Financial and legal advisors made relevant analyses and estimates of different options for public quote of Polkomtel S.A. shares, in particular by sale of all or a portion of the shares to Vodafone and TDC.
KGHM Polska MiedŸ S.A., PKN ORLEN S.A., Polskie Sieci Elektroenergetyczne S.A. and Wêglokoks S.A. concluded "Shareholders' Cooperation Agreement in Restructuring of Polkomtel S.A. Share Capital." Negotiations with foreign shareholders are being carried out in order to define conditions for obtaining the optimum value of Polkomtel S.A. shares.

VIII. The capital Group performance within Q2 2005 including factors and events materially influencing the recorded financial results

Financial Highlights

ORLEN Group Results according to IFRS	6 months ended June 30th 2005 (unaudited data) PLN '000	USD '000	3 months ended June 30th 2005 (unaudited data) PLN '000	USD '000	6 months ended June 30th 2004 (unaudited data) PLN '000	USD '000	3 months ended June 30th 2004 (unaudited data) PLN '000	USD '000	% change 6 months PLN '000	USD '000	% 3 PL '0(
Sales revenue	15,205,512	4,788,534	8,399,604	2,560,152	13,813,152	3,582,156	7,472,937	1,920,027	10.1%	33.7%	12
EBITDA[2]	2,006,750	631,968	920,582	280,588	1,737,915	450,692	913,331	234,663	15.5%	40.2%	0
Operating profit/(loss)	1,431,338	450,758	640,013	195,072	1,070,470	277,604	586,721	150,747	33.7%	62.4%	9
Financial expenses	227,120	71,525	159,697	48,675	98,259	25,481	35,703	9,173	131.1%	180.7%	347
Net profit (loss)	1,316,141	414,480	698,108	212,779	880,240	228,272	550,551	141,453	49.5%	81.6%	26
Net profit (loss) according to LIFO method	764,049	240,615	369,192	112,528	636,819	165,146	397,702	102,182	20.0%	45.7%	-7
Operating cash flow	1,276,222	401,909	711,819	216,958	1,738,442	450,829	1,110,413	285,299	-26.6%	-10.9%	-35

(1) *The following average exchange rates were used for the conversion of the amounts denominated in USD: 6 months 2005 – PLN 3.1754, 6 months 2004 – PLN 3.85[illegible] 2005 – PLN 3.2809, 3 months 2004 – PLN 3.8921.*
(2) *EBITDA = OPERATING PROFIT + AMORTISATION/DEPRECIATION*

- **Refining (Production + Wholesale):** In Q2 2005, the segment's financial result gained PLN 215m year on year, chiefly as a result of such factors as an increase in commodity margins on refinery products, a higher URAL/Brent differential, and lower operating expenses. The rising oil prices favourably affected the result computed with the weighted average method (effect of the LIFO method on EBIT: (-)PLN 406m).
- **Refining (Retail):** A PLN 73m improvement of the segment's financial performance in Q2 2005 year on year, foremost driven by disclosing in Q2 2004 a PLN 65m provision created by ORLEN Deutschland.
- **Petrochemicals:** Q2 2005 saw the segment's financial result growing relative to the analogous quarter of 2004 (up by PLN 62m) on stronger demand for the key petrochemical products.
- **Other Activities:** A 0.7% drop in revenue, accompanied by an 8.2% rise in the segment's costs, had an adverse effect on its financial result. The segment posted a PLN 2m decrease in its profits.
- **Inland Premium:** In Q2 2005, the inland premium went up by PLN 35m (37.9%), year on year.
- **Profit on Sales:** A 16.3% increase in the profit on sales in Q2 2005 in relation to Q2 2004, attributable mainly to positive market trends and efficiency-improvement measures.
- **Operating Profit (EBIT):** Up by 9.1% on Q2 2004; net of growth of business risk provision, the increase is 73.2%.
- **Net Profit:** The Q2 2005 net profit stood at PLN 698m, an improvement of PLN 147m on Q2 2004; net of growth of business risk provision, the increase is PLN 510m, driven chiefly by the high operating profit.
- **Net Operating Cash Flow:** A PLN 399m fall in cash generated in Q2 2005, year on year, following primarily from lower liabilities.
- **CAPEX (expenditure on property, plant and equipment and intangible assets):** A PLN 44m increase in CAPEX in Q2 2005 over Q2 2004, caused mainly by the higher expenditure in the Petrochemicals and Refining (Production + Wholesale) segments.
- **Operating Expenses Reduction Programme:** In Q2 2005, the implementation of the Programme led to PLN 210m cost savings, against PLN 163m in Q2 2004 (relative to the reference value, that is the costs incurred in 2002).
- **Upgrade and Maintenance Shutdowns** – Combined effect of the scheduled upgrade shutdown of the Olefin II petrochemical plant the maintenance shutdown of the HOG plant was PLN 140m (adverse effect on PKN Orlen's operating profit).

„In Q2 2005, we pressed ahead with our value development strategy announced at the beginning of the year. We are working on a number of initiatives aimed at enhancing the Group's operating efficiency. New projects supporting our core business on the home markets are underway, and opportunities for expansion into new areas and markets are being explored.

The Management Board sees it as its priority to integrate the Unipetrol holding in the most efficient way possible. On June 8th 2005, we launched the previously developed new management model for the combined companies. Twenty-four Polish-Czech teams are examining the value-creation potential and, as originally announced, are preparing a business plan, to be presented in late September. We will make a mandatory tender offer for minority shares. The existence of agreements with Agrofert and ConocoPhillips, which has recently been exposed in the media, has not affected the Management Board's positive opinion on PKN's presence on the Czech market. The Management Board believes that a satisfactory return on this investment may be achieved.

On June 29th 2005, our shareholders approved an amendment to the Articles of Association concerning the new regional structure of PKN Orlen. The successful restructuring at the regional level will streamline the operational management processes. We are reshaping and optimising our retail network by setting up new locations and centralising the support functions.

As part of our restructuring efforts at the Group level, in H1 2005 we disposed of five companies and commenced the process of exiting nine undertakings. We changed composition of the supervisory boards at all of the Group companies and assigned responsibility

for the undertakings to particular business segments at the PKN Orlen level. We also assessed members of the companies' management boards using the assessment centre and personnel audit methods.

On August 1st, we implemented the Management by Objectives system, a new assessment and incentive scheme for our executive staff to support the pursuance of our strategy and develop a new business-oriented corporate culture. The system aims at developing a transparent and objective remuneration model for the management staff.

We are introducing the best procurement practices using the state-of-the-art technology solutions. We started to hold internet auctions to facilitate purchases on the most favourable terms.

In Q2 2005, we also prepared OPTIMA, a new cost-saving scheme for the Group, which will be a continuation and extension of the comprehensive Operating Expenses Reduction Programme. OPTIMA is expected to usher in PLN 1.2bn savings in operating expenses and capital expenditure by 2009.

We are participating in the process of disposal of a 51% interest in Tupras, a refining business, by the government of Turkey. With a view to strengthening our position in the retail segment, we are also participating in retail assets disposal processes currently underway in Germany and the Czech Republic.

The continued favourable conditions in the oil refining and petrochemical sectors, coupled with the further internal restructuring of PKN ORLEN, enabled us to post good financial results for yet another consecutive quarter. In Q2 2005, sales revenue gained 12.4%, while net profit rose 26.3%, year on year. It is noteworthy that the results would be markedly higher but for the provision related to the disposal of Unipetrol assets. Our ROACE margin was 14%.

The growing demand for oil products with the shrinking available capacity in the oil production and refining segments drove the strong growth of the feedstock prices and supported the refining margins at the satisfactory levels. The rising oil prices and continued mismatch in the quality structure of supply and demand led to an enhancement of the differential between high-quality oil (low sulphur content, higher light-product yields) and low-quality feedstock as compared with Q2 2004. For example, the URAL/Brent differential rose by 0.50 USD/bbl. Obviously, such a development is to the benefit of refineries capable of processing lower-quality oil.

As previously expected, the favourable climate in the refining sector was accompanied by an upward trend on the petrochemical market. However, in Poland we experienced adverse market conditions for oil refiners, such as the strengthening of the Polish z³oty (up to PLN/USD 3.28 and PLN/EUR 4.13) or the projected economic slowdown which directly affected demand for fuels.

As announced at the time of publication of the Q4 2004 results, in connection with the maintenance shutdowns e.g. of the ethylene and propylene plant, planned for the summer months, in Q2 2005 the sales of refining products increased by 9.6% while those of chemical products went down by 13.5% over Q2 2004. The cost savings in all segments grew by PLN 47m in Q2 2005, year on year.

Since January 1st 2005, we have applied the International Financial Reporting Standards. The abridged consolidated financial statements contain all the adjustments ensuring a true and fair presentation of the consolidated accounts, except the full adjustments required under IAS 29 and IAS 16 and the valuation of the land perpetual usufruct rights required under IFRS 1. We expect to complete the full implementation of IFRS for statutory reporting purposes by the end of 2005. An important change is the consolidation of BOP, our subsidiary involved in the production and marketing of polyolefins, with the proportionate consolidation method. In 2004, BOP was consolidated with the equity method."

Financials by Area of Activity

Market Overview

In the second quarter of 2005, the average price of Brent was USD 51.66/bbl, having gone up by USD 16.31/bbl (48.7%) year on year. The rise went hand in hand with a higher URAL/Brent differential, which moved from USD 3.10/bbl in Q2 2004 to USD 3.60/bbl in Q2 2005. During the second quarter of 2005, the average commodity price of gasoline was USD 515.89/t (a USD 104.40, or 25.4%, increase over Q2 2004). In the same period, a material rise was recorded in the commodity prices of diesel fuel and Ekoterm, by USD 187.84/t and USD 170.58/t, respectively (or by 54.6% and 53.6%). Year on year, the commodity margins for diesel fuel, gas oil and JET A-1 aviation fuel increased substantially, by 83.7%, 91.6% and 67.0%, respectively; the commodity margin for gasoline fell by 13.1%. Growth was also reported for petrochemical commodity margins: in Q2 2005, the margins for ethylene and propylene rose by 16.9% and 34.5%, respectively. The U.S. dollar and the euro weakened against the Polish currency, by 15.7% and 12.0%, respectively (falling from PLN 3.89/USD 1 in Q2 2004 to PLN 3.28/USD 1 in Q2 2005, and from PLN 4.69/EUR 1 in Q2 2004 to PLN 4.13/EUR 1 in Q2 2005).

Based on the GUS (Central Statistics Office) data, in Q2 2005 consumer prices went up by 0.6% over Q1, while in Q2 2004 they grew by 2.0%. Compared with Q2 2004, in Q2 2005 the consumer prices were 2.3% higher. The unemployment rate at the end of Q2 2005 was 18.0%, compared with 19.4% a year before.

Based on market data provided by Samar, approx. 129.5 thousand new automobiles were sold in Poland in H1 2005, which means a nearly 33% drop year on year and is over three times lower than the number of new and pre-owned vehicles imported to Poland by individuals and independent companies. The opening of the borders for privately imported vehicles in May 2004 was yet another factor detrimental to the new automobile market.

Refining (Production + Wholesale)

Refining (Production+Wholesale)	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% c 3 m
Results according to IFRS	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**
Revenue, including:	10,838,630	3,413,312	6,000,702	1,828,980	9,249,297	2,398,614	5,291,536	1,359,558	17.2%	42.3%	13.4%
Revenue sales to third parties	7,233,595	2,278,011	4,244,031	1,293,557	6,086,372	1,578,375	3,362,235	863,861	18.8%	44.3%	26.2%
Revenue on intra-company sales*	3,605,035	1,135,301	1,756,671	535,424	3,162,925	820,239	1,929,301	495,697	14.0%	38.4%	-8.9%
Segment's costs	9,422,241	2,967,261	5,154,061	1,570,929	8,140,474	2,111,064	4,602,747	1,182,587	15.7%	40.6%	12.0%
Other operating income	67,557	20,591	29,707	9,055	42,722	13,021	33,008	8,481	58.1%	58.1%	-10.0%
Other operating expenses	127,023	38,716	98,318	29,967	169,263	51,590	158,549	40,736	-25.0%	-25.0%	-38.0%
Segment's result **	**1,356,923**	**446,051**	**778,030**	**237,139**	**982,282**	**248,981**	**563,248**	**144,716**	**38.1%**	**79.2%**	**38.1%**
Sales to third parties (thousand tonnes)	4,422		2,462		4,099		2,166		7.9%		13.7%

**) The revenue includes the following transfers to retail: 6 months 2005 – PLN 1,681,926 thousand, 6 months 2004 – PLN 1,264,488 thousand, 3months 2005 – PLN 973,43(thousand, 3 months 2004 – PLN 726,408 thousand.*

***) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The Q2 2005 result in refining totalled PLN 778,030 thousand, rising from PLN 563,248 thousand in Q2 2004. The increase was driven by higher revenue (up by 13.4%%), while the costs and expenses of the segment grew by 12.0%. The growth of the segment's revenue and profits was a result of positive changes with respect to commodity margins for diesel fuel, Ekoterm and JET A-1 aviation fuel. On the other hand, the increase in costs was caused by such factors as the rising price of oil. The commodity Brent prices in Q2 2005 went up by 46.1% year on year. The rise was accompanied by a 16.1% increase in the URAL/Brent differential, which relatively reduced the segment's costs and boosted its profit.

In Q2 2005, the volume of gasoline and diesel fuel sold to third parties grew by 13.2% and 8.2%, respectively, in comparison with Q2 2004. In the period, growth was also seen in Ekoterm and JET A-1 sales (up by 11.9%, or 40.3 thousand tonnes, and 34.9%, or 31.8 thousand tonnes, respectively, year on year). The volume of light product sales was up by 12.0% (193.5 thousand tonnes).

In Q2 2005, implementation of the comprehensive Operating Expenses Reduction Programme ushered in savings of PLN 79,859 thousand for the segment, that is 20,725 thousand more than in the analogous period of 2004.

As at the end of June 2005, the profit posted by this segment was PLN 1,356,923 thousand, up by 38.1% on year earlier.

Refining (Retail)

Refining (Retail)	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '
Revenue, including:	5,844,415	1,840,529	3,255,945	992,394	5,515,212	1,430,256	3,037,697	780,478	6.0%	28.7%	7.2%	27
Revenue sales to third parties	5,826,599	1,834,918	3,247,361	989,778	5,502,414	1,426,938	3,029,497	778,371	5.9%	28.6%	7.2%	27
Revenue on intra-company sales	17,816	5,611	8,584	2,616	12,798	3,319	8,201	2,107	39.2%	69.1%	4.7%	24
Segment's costs	5,775,809	1,818,923	3,181,906	969,827	5,505,085	1,427,630	2,997,662	770,191	4.9%	27.4%	6.1%	25
Other operating income	50,118	15,276	23,060	7,029	42,788	13,042	24,525	6,301	17.1%	17.1%	-6.0%	11
Other operating expenses	54,920	16,739	35,507	10,822	80,846	24,641	76,311	19,607	-32.1%	-32.1%	-53.5%	-44
Segment's result*	**63,804**	**20,142**	**61,592**	**18,773**	**-27,931**	**-8,974**	**-11,750**	**-3,019**	**-328.4%**	**-324.4%**	**-624.2%**	**-721.**
Sales to third parties (thousand tonnes)	1,588		842		1,599		847		-0.7%		-0.6%	

**)The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In Q2 2005, the segment's revenue increased by PLN 218,248 thousand (7.2%) over Q2 2004, while costs gained PLN 184,245 thousand (6.1%). The stronger growth of revenue over costs is an evidence of enhanced efficiency and cost savings in this area of operations. PKN's German operations attributable to this segment brought profit of PLN 7,675 thousand (PLN 12,087 thousand in Q2 2004). In Q2 2005, the financial result of PKN ORLEN's retail segment was PLN 52,887 thousand, against PLN 45,276 thousand in Q2 2004.
The growth in segment's revenue was accompanied by an 0.6% fall in the volume of the Group's sales. In Q2 2005, the domestic retail sales rose 98.6% year on year in volume terms. In Q2 2005, the fuel margin rose by 8.5% over the corresponding period of 2004. The Group companies' sales revenue on non-fuel goods stood at PLN 211,268 thousand in Q2 2005, representing a 2.0% increase on the analogous period of 2004.
The implementation of the comprehensive Operating Expenses Reduction Programme yielded PLN 47,718 thousand in savings to the segment in Q2 2005 (Q2 2004: PLN 46,526 thousand).
All of the above factors increased the segment's Q2 2005 profit by PLN 61,592 thousand, while in Q2 2004 the loss stood at PLN 11,750 thousand. The loss was driven primarily by the adjustment of net assets of ORLEN Deutschland following from change in disclosure of negative goodwill, which increased segment's other operating expenses by PLN 65,381 thousand.
As at the end of June 2005, the segment's result was PLN 63 804 thousand, as compared with a PLN 27,931 loss in 2004.

PKN ORLEN SA
SEC File
82-5036

Petrochemicals

Petrochemicals	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	2,634,662	829,710	1,139,722	347,381	2,571,249	666,800	1,286,660	330,582	2.5%	22.1%	-11.4%	5.
Revenue sales to third parties	1,795,149	565,330	763,854	232,818	1,882,567	488,205	914,655	235,003	-4.6%	15.8%	-16.5%	-0.
Revenue on intra-company sales	790,183	248,845	368,937	112,450	667,441	173,087	350,764	90,122	18.4%	43.8%	5.2%	24.
Settlement value of hedging transactions	49,330	15,535	6,931	2,113	21,241	5,508	21,241	5,457	132.2%	-100.0%	-67.4%	-61.
Segment's costs	2,107,850	663,806	930,475	283,604	2,229,441	578,160	1,143,476	293,794	-5.5%	14.8%	-18.6%	-3.
Other operating income	10,110	3,081	7,259	2,213	10,830	3,301	6,811	1,750	-6.6%	-6.7%	6.6%	26.
Other operating expenses	13,825	4,214	11,173	3,405	10,495	3,199	7,286	1,872	31.7%	31.7%	53.3%	81.
Segment's result *	523,097	165,904	205,333	62,584	342,143	88,743	142,709	36,666	52.9%	69.4%	43.9%	70.
Sales to third parties (thousand tonnes)	979		428		1,055		494		-7.2%		-13.4%	

**)The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's result for Q2 2005 was PLN 205,333 thousand, while in the corresponding quarter of 2004 it totalled PLN 142,709 thousand. The revenue on petrochemicals dropped by PLN 146,938 thousand (11.4%) with a decline in the volume of sales to external customers (by 13.4%), which was attributable to a maintenance shutdown of Olefin II – PKN ORLEN's main petrochemical (ethylene and propylene) plant. The shutdown was necessary due to the upgrade works which are to result in doubling the plant's capacity. Ethylene and propylene production must be intensified to meet the demand which will be posted by the new polyethylene and polypropylene plants currently being developed by BOP. Q2 2005 saw a decrease in the volume of sales of ethylene – by 47.2% (62.9% in value terms), glycols – by 43.1% (38.2% in value terms) and benzene – 54.9% (44.4% in value terms). PKN ORLEN had a largest contribution to the segment's result; in Q2 2005, the company's operating profit attributable to the segment was PLN 166,416 thousand, up from PLN 88,594 thousand in Q2 2004. The commodity margins were USD 542.4/t for ethylene and USD 491.1/t for propylene, which means an increase by 16.9% and 34.5%, respectively, over Q2 2004. A rise in margins was also recorded for acetone (by 24.4%) and butadiene (by 53.7%).

The implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 9,656 thousand in savings for the segment (PLN 13,303 thousand in Q2 2004).

As at the end of June 2005, the segment's result was PLN 523,097 thousand, up by 52.9% year on year.

Other Activities

Other Activities	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '**
Revenue, including:	690,431	217,431	318,354	97,033	717,947	186,185	320,475	82,340	-3.8%	16.8%	-0.7%	17
Revenue sales to third parties	300,839	94,741	137,427	41,887	320,558	83,130	145,309	37,334	-6.2%	14.0%	-5.4%	12
Revenue on intra-company sales	389,592	122,691	180,927	55,146	397,389	103,055	175,166	45,006	-2.0%	19.1%	3.3%	22
Segment's costs	662,290	208,569	320,087	97,561	670,644	173,918	295,763	75,991	-1.2%	19.9%	8.2%	28
Other operating income	29,361	8,949	20,265	6,177	11,236	3,425	3,674	944	161.3%	161.3%	451.6%	554
Other operating expenses	21,367	6,513	11,716	3,571	28,790	8,775	19,920	5,118	-25.8%	-25.8%	-41.2%	-30
Segment's result *	**36,135**	**8,862**	**6,816**	**2,077**	**29,749**	**6,917**	**8,466**	**2,175**	**21.5%**	**28.1%**	**-19.5%**	**-4.**
Sales to third parties (thousand tonnes)	102		51		98		45		4.1%		13.3%	

**)The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In addition to the companies involved in the production of energy and provision of services to PKN ORLEN, the "other activities" segment includes a number of undertakings which were spun off, mainly as part of the Group restructuring.

In Q2 2005, the segment sustained a loss of PLN 6,816 thousand. To compare, the profit earned in Q2 2004 was PLN 8,466 thousand. This adverse change was caused mainly by the growing feedstock cost driven by higher crude prices and the absence of any possibility to transfer the higher costs to the energy prices due to the binding regulations governing the structuring of energy tariffs.

In the period under analysis, the implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 73,149 thousand in savings for the segment, relative to PLN 44,037 thousand in Q2 2004.

As at the end of June 2005, the segment's result was PLN 36,135 thousand, which is an improvement by 21.5% year on year.

Financial Review

Profit and Loss Account

The profit on sales for Q2 2005 totalled PLN 1,782,611 thousand, rising by PLN 249,631 thousand (16.3%) from the result reported for Q2 2004. The improvement comes from the stronger sales of products (an increase of PLN 900,914 thousand), which was greater than the corresponding rise in cost of sales (an increase of PLN 798,796 thousand). At the same time, in Q2 2005 the Group reported an increase of PLN 25,753 thousand (0.9%) in revenue on sales of goods and materials, and a PLN 121,760 thousand (4.6%) fall in value of the goods and materials sold. In Q2 2005, there was a year-on-year increase in the Group's external sales in Refining (Production + Wholesale), where it grew by PLN 881,796 thousand (26.2%), and in Refining (Retail), where it was higher by PLN 217,865 thousand (7.2%). The rise in the value of external sales in Refining (Production + Wholesale) was accompanied by an increase in the sales volume by 13.7%, and a decrease in the sales volume in Refining (Retail) by 0.6%. The amount of revenue derived from Refining (Production + Wholesale) was affected mainly by the higher market prices of fuel.

The Q2 2005 sales of ORLEN Deutschland stood at PLN 2,240,338 thousand, while in Q2 2004 the sales amounted to PLN 2,245,543 thousand, that is down by 0.2%.

In the second quarter of 2005, the selling costs rose by PLN 17,788 thousand (3.4%) relative to Q2 2004, to amount to PLN 537,113 thousand. In the same period, the general and administrative expenses fell by PLN 34,522 thousand (14.6%) on Q2 2004, to PLN 201,887 thousand.

In Q2 2005, a loss of PLN 403,598 thousand was recorded on other operating activities. Other operating income grew by PLN 13,776 thousand, while other operating expenses gained PLN 226,849 thousand (as a result of a PLN 376,164 thousand increase in a business risk provision, and a PLN 54,187 thousand provision for the second stage of the restructuring process).

In Q2 2005, EBITDA was PLN 920,582 thousand, up by PLN 7,251 thousand on Q2 2004. It would have been PLN 383,415 higher but for the business risk provision. Operating profit (EBIT) was PLN 640,013 thousand and topped the Q2 2004 figure by PLN 53,292 thousand. Net of the increase in business risk provision, the growth would be PLN 429,456 thousand.

Financial income in the second quarter of 2005 was PLN 394,544 thousand, having risen by PLN 253,919 thousand on the Q2 2004 figure. The key driver behind the rise was a PLN 204,532 thousand unrealised discount on the acquired Unipetrol claims and PLN 83,290 thousand dividend paid by Polkomtel SA (in Q1 2004 – PLN 68,220). The Group also reported a PLN 119,422 thousand increase in financial expense over the Q2 2004 figure; the change was caused by such factors as unfavourable changes in foreign exchange losses (which pushed financial expenses up by PLN 95,219 thousand). Consequently, the profit of this segment totalled PLN 234,847 thousand in Q2 2005, while in the analogous period of 2004, the Group posted a profit of PLN 100,350 thousand.

The share of undertakings consolidated with the equity method in the financial result amounted to PLN 8,786 thousand) in Q2 2005, relative to PLN 2,219 thousand in Q2 2004.

The Q2 2005 income tax was PLN 219,471 thousand, which represents a PLN 83,395 thousand increase year on year.

The above factors produced a net profit of PLN 698,108 thousand for Q2 2005, up by PLN 147,557 on Q2 2004. Net of the business risk provision, net profit would have gone up by PLN 509,721 thousand.

As at the end of June 2005, net profit was PLN 1,316,141 thousand, which represents a 49.5% increase year on year. Net of the business risk provision, net profit would have gone up by 89.1%.

Balance Sheet

The Company prepared its condensed consolidated financial statements in accordance with the International Financial Reporting Standards in effect as at June 39th 2005, except IFRS 3 with respect to the acquisition of Unipetrol shares. Non-current assets were revalued as at January 1st 2004 by an independent expert. The Company made relevant adjustments in its disclosed accounts; the revaluation covered 90% of net non-current assets subject to valuation.

As at the end of the second quarter of 2005, the total assets amounted to PLN 23,623,570 thousand, up by 15.0% from December 31st 2004. The value of non-current assets rose by PLN 1,902,482 thousand (15.7%) from the December 31st 2004 figure, and amounted to PLN 14,053,149 thousand, chiefly upon a PLN 1,642,755 growth of financial assets in relation to their value as at December 31st 2004 (acquisition of Unipetrol – PLN 1,585,305 thousand). As at the end of Q2 2005, current assets grew from PLN 8,386,983 thousand (as at December 31st 2004) to PLN 9,570,421 thousand, mainly due to an increase in inventories, trade debtors and other receivables by PLN 1,121,629 thousand and PLN 875,304 thousand, respectively. The strong growth of receivables follows from longer payment terms offered to the customers who were building their for the period of the Olefin II plant upgrade shutdown; increase in suspended excise tax, and purchase of Unipetrol claims. Concurrently, the value of short-term securities dropped by PLN 752,052 thousand (acquisition of Unipetrol). Compared with the end of 2004, working capital (current assets less current liabilities) fell from PLN 3,960,663 thousand to PLN 2,627,390 thousand.

At the end of Q2 2005, shareholders' equity stood at PLN 13,357,673 thousand, up by PLN 380,087 thousand (2.9%) in relation to the end of 2004. The main contributing item was a higher retained profit (up by PLN 405,187 thousand). The slower increase of retained profit against net profit followed from the distribution of the 2004 profit (PKN Orlen's dividend of PLN 911,020 thousand).

Non-current liabilities amounted to PLN 3,322,866 thousand, rising by PLN 189,138 thousand in comparison with the end of 2004 in connection with an increase in loans and borrowings (by PLN 69,582 thousand) and provisions (by PLN 96,240 thousand). Current liabilities increased from PLN 4,426,320 thousand as at December 31st 2004 to PLN 6,943,031 thousand as at June 30th 2005. As for current liabilities, trade creditors, other liabilities and deferred income grew significantly, by PLN 1,755,062 thousand, as a result of e.g. rise in oil prices. A major contributor to the growth was also PKN ORLEN's dividend of PLN 91,020 thousand. The Group's total debt (loans, borrowings and securities) reached PLN 2,768,358 thousand as at June 30th 2005, which means an increase of PLN 443,223 thousand as compared with the end of 2004.

Cash Flow

The Q2 2005 net operating cash flow stood at PLN 711,819 thousand, having fallen by PLN 398,594 thousand relative to the analogous quarter of 2004. The decrease was attributable mainly to negative trends with respect to liabilities and deferrals (down by PLN 30,327 thousand in Q2 2005, against a PLN 278,726 thousand rise in Q2 2004), and inventories (up by PLN 289,630 thousand in Q2 2005, against a PLN 200,403 thousand rise in Q2 2004). Another factor contributing to the lower Q2 2005 operating cash flow, year on year, was recognition in net profit of significant non-operating items (such as discount of the acquired Unipetrol claims and the Polkomtel dividend), disclosed as financing items.

In Q2 2005, the investing cash outflow was PLN 1,481,646 thousand, that is up on the Q2 2004 figure by PLN 994,383 thousand. This increase follows mainly from the acquisition of shares in unconsolidated undertakings (PLN 1,564,381 thousand; in Q2 2004 – PLN 15,655 thousand). Concurrently, proceeds from disposal of short-term securities also grew (PLN 575,361 thousand versus PLN 33,453 thousand in Q2 2004). In Q2 2005, the Group reported a positive balance of the financing cash flow of PLN 173,307 thousand (in Q2 2004, the balance was negative at PLN 340,516 thousand). In Q2 2005, net inflow under loans and borrowings was PLN 212,344 thousand, while in Q2 2004 the outflow was PLN 311,258 thousand.

Net cash at the end of Q2 2005 totalled PLN 837,043 thousand, falling by PLN 84,264 thousand on Q2 2004.

APPENDIX I

SUMMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004
(PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
Revenue on sales of products	10,158,647	5,587,794	8,581,046	4,686,880	18.4%	19.2%
Revenue on sales of goods and materials for resale	5,046,865	2,811,810	5,232,106	2,786,057	-3.5%	0.9%
Cost of sales	7,230,493	4,087,091	6,162,616	3,288,295	17.3%	24.3%
Goods and materials at cost	4,727,423	2,529,902	4,911,240	2,651,662	-3.7%	-4.6%
Profit (loss) on sales	**3,247,596**	**1,782,611**	**2,739,296**	**1,532,980**	**18.6%**	**16.3%**
Other operating income	161,677	83,006	109,632	69,230	**47.5%**	**19.9%**
Selling costs	1,026,529	537,113	1,063,396	519,325	-3.5%	3.4%
General and administrative expenses	400,658	201,887	422,269	236,409	-5.1%	-14.6%
Other operating expenses	550,748	486,604	292,793	259,755	88.1%	87.3%
Operating profit (loss)	**1,431,338**	**640,013**	**1,070,470**	**586,721**	**33.7%**	**9.1%**
Financial income	440,723	394,544	157,101	140,625	180.5%	180.6%
Financial expenses	227,120	159,697	98,259	40,275	131.1%	296.5%
Share in profit (loss) of undertakings consolidated with equity method	8,569	8,786	8,905	2,219	-3.8%	295.9%
Profit (loss) on disposal of all or part of equity interests in subordinated undertakings	29,395	29,395	3,795	3,795	674.6%	674.6%
Pre-tax profit (loss)	**1,682,905**	**913,041**	**1,142,012**	**693,085**	**47.4%**	**31.7%**
Corporate income tax	361,130	219,471	238,196	136,076	51.6%	61.3%
Net profit (loss)	1,321,775	693,570	903,816	557,009	46.2%	24.5%
Profit (loss) attributable to minority interests	-5,634	4,538	-23,576	-6,458	-76.1%	-170.3%
Net profit (loss) after minority interest	**1,316,141**	**698,108**	**880,240**	**550,551**	**49.5%**	**26.8%**

APPENDIX II

PKN ORLEN
SUMMARY CONSOLIDATED BALANCE SHEETS
as at June 30th 2005 and December 31st 2004
(PLN '000)

PKN ORLEN SA
SEC File
82-5036

ITEM	Jun 30 2005 (unaudited data)	Dec (unauc
ASSETS		
Non-current (long-term) assets		
Property, plant and equipment	11,317,740	
(Negative) goodwill	20,501	
Intangible assets	402,053	
Financial assets	2,154,319	
Shares and equity interests in undertakings consolidated with equity method	34,331	
Deferred tax assets	52,280	
Other non-current assets	71,925	
Total non-current assets	**14,053,149**	
Current (short-term) assets		
Stocks	4,346,520	
Trade debtors and other receivables	3,896,883	
Taxes receivable	3,987	
Short-term securities	372,103	
Prepayments	113,708	
Cash and cash equivalents	837,043	
Other financial assets	177	
Total current assets	**9,570,421**	
Total assets	**23,623,570**	
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Share capital	534,636	
Share premium	1,058,450	
Hedging accounting – cash flows	29,152	
Currency-translation differences on subsidiary undertakings	-21,129	
(Accumulated loss)/retained profit brought forward	11,355,939	
Shareholders' equity attributable to parent undertaking's shareholders	**12,957,048**	
Minority interests	400,625	
Total shareholders' equity	**13,357,673**	
Non-current liabilities		
Loans and borrowings	2,153,118	
Provisions	733,929	
Deferred income tax provisions	376,461	
Other non-current liabilities	59,358	
Total non-current liabilities	**3,322,866**	
Current liabilities		
Liabilities and accrued expenses	5,595,757	
Provisions	603,248	
Corporate income tax payable	74,590	
Loans and borrowings	615,240	
Deferred income	50,046	
Other financial liabilities	4,150	
Total current liabilities	**6,943,031**	
Total shareholders' equity and liabilities	**23,623,570**	

APPENDIX III

SUMMARY CONSOLIDATED CASH FLOW STATEMENTS for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004 (PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	Change 6 months	Change 3 months
Operating cash flow						
Net profit (loss)	**1,316,141**	**698,108**	**880,240**	**550,551**	**435,901**	**147,557**
Total adjustments:						
Profit (loss) attributable to minority interests	5,634	-4,538	23,576	6,458	-17,942	-10,996
Share in profit (loss) of undertakings consolidated with equity method	-8,569	-8,786	-8,905	-2,219	336	-6,567
Depreciation and amortisation	575,412	280,569	667,445	326,610	-92,033	-46,041
Net dividends and interest	-71,374	-71,191	-23,158	15,619	-48,216	-86,810
Corporate income tax as disclosed in profit and loss account	361,130	219,471	238,196	136,076	122,934	83,395
(Profit) loss on investment activities	-48,327	-33,248	128,867	115,961	-177,194	-149,209
Decrease / (increase) in receivables	-409,479	-37,096	-654,998	-246,938	245,519	209,842
Decrease / (increase) in stocks	-1,144,723	-289,630	-310,404	-200,403	-834,319	-89,227
(Decrease) / increase in liabilities and accrued expenses	774,693	-30,327	763,329	278,726	11,364	-309,053
(Decrease) / increase in provisions	426,710	413,729	78,541	84,350	348,169	329,379
Other adjustments	-205,157	-229,882	110,490	151,599	-315,647	-381,481
Corporate income tax paid	-295,869	-195,360	-154,777	-105,977	-141,092	-89,383
Net operating cash flow	**1,276,222**	**711,819**	**1,738,442**	**1,110,413**	**-462,220**	**-398,594**
Investing cash flow						
Acquisition of intangible assets and property, plant and equipment	-841,259	-464,140	-806,979	-373,836	-34,280	-90,304
Disposal of property, plant and equipment	16,113	11,883	14,910	6,913	1,203	4,970
Acquisition of interests in unconsolidated undertakings	-1,565,992	-1,564,381	-27,107	-15,655	-1,538,885	-1,548,726
Acquisition of short-term securities	-81,818	-42,189	-293,447	-207,954	211,629	165,765
Gain on disposal of short-term securities	963,546	575,361	65,286	33,453	898,260	541,908
Dividends and interest received	123,025	103,210	84,356	81,857	38,669	21,353
Loans granted/repaid	558	-284	-2,072	-2,072	2,630	1,788
Other	-101,027	-101,106	15,712	-9,969	-116,739	-91,137
Net investing cash outflow	**-1,486,854**	**-1,481,646**	**-949,341**	**-487,263**	**-537,513**	**-994,383**
Financing cash flow						
Increase in long- and short-term loans and borrowings	601,626	338,535	748,575	80,449	-146,949	258,086
Decrease in long- and short-term loans and borrowings	-218,846	-126,191	-1,189,056	-391,707	970,210	265,516
Interest paid	-54,527	-31,258	-54,921	-27,198	394	-4,060
Other	-16,110	-7,779	-5,168	-2,060	-10,942	-5,719
Net financing cash inflow/(outflow)	**312,143**	**173,307**	**-500,570**	**-340,516**	**812,713**	**513,823**
Change in net cash	**101,511**	**-596,520**	**288,531**	**282,634**	**-187,020**	**-879,154**
Foreign-exchange gains/losses	-281	-6,073	-1,483	-1,647	1,202	
Cash at beginning of period	**735,813**	**1,439,636**	**634,259**	**640,320**	**101,554**	**799,316**
Cash at end of period, including:	**837,043**	**837,043**	**921,307**	**921,307**	**-84,264**	**-84,264**
Restricted cash	101,397	101,397	120,346	120,346	-18,949	-18,949

APPENDIX IV

KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENT
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004 (PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
REVENUE ON SALES TO THIRD PARTIES[1]						
Refining (production + wholesale)	7,233,595	4,244,031	6,086,372	3,362,235	18.8%	26.2%
Refining (retail)	5,826,599	3,247,361	5,502,414	3,029,497	5.9%	7.2%
Petrochemicals	1,844,479	770,785	1,903,808	935,896	-3.1%	-17.6%
Other activities	300,839	137,427	320,558	145,309	-6.2%	-5.4%
TOTAL	**15,205,512**	**8,399,604**	**13,813,152**	**7,472,937**	**10.1%**	**12.4%**
FINANCIAL RESULT[2]						
Refining (production + wholesale)	1,356,923	778,030	982,282	563,248	38.1%	38.1%
Refining (retail)	63,804	61,592	-27,931	-11,750	-328.4%	-624.2%
Petrochemicals	523,097	205,333	342,143	142,709	52.9%	43.9%
Other activities	36,135	6,816	29,749	8,466	21.5%	-19.5%
Exclusions	-90	235	-54	140		
Total of non-attributed items	-548,531	-411,993	-255,719	-116,092		
TOTAL	**1,431,338**	**640,013**	**1,070,470**	**586,721**	**33.7%**	**9.1%**
EXPENDITURE ON PROPERTY, PLANT AND EQUIPMENT						
Refining (production + wholesale)	200,751	125,866	141,454	92,982	41.9%	35.4%
Refining (retail)	130,707	48,408	119,159	73,002	9.7%	-33.7%
Petrochemicals	425,892	272,116	439,415	259,416	-3.1%	4.9%
Other activities	48,953	27,697	29,496	15,539	66.0%	78.2%
Total of non-attributed items	24,638	22,380	15,616	11,845	57.8%	88.9%
TOTAL	**830,941**	**496,467**	**745,140**	**452,784**	**11.5%**	**9.6%**
DEPRECIATION AND AMORTISATION						
Refining (production + wholesale)	226,309	105,589	300,665	130,510	-24.7%	-19.1%
Refining (retail)	107,224	57,958	113,569	71,232	-5.6%	-18.6%
Petrochemicals	120,625	56,772	127,397	62,752	-5.3%	-9.5%
Other activities	105,476	54,361	105,221	55,420	0.2%	-1.9%
Total of non-attributed items	15,778	5,889	20,593	6,696	-23.4%	-12.1%
TOTAL	**575,412**	**280,569**	**667,445**	**326,610**	**-13.8%**	**-14.1%**

1. Revenue on sales to third parties represents exclusively sales to undertakings outside of the ORLEN Group.
2. Financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

KEY CONSOLIDATED OPERATING DATA
for the periods of 6 and 3 months
ended June 30th 2005 and June 30th 2004
(tonnes)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tonnes)	**6,182**	**3,019**	**5,956**	**3,036**	**3.8%**	**-0.6%**
REFINERY OUTPUT						
Gasoline	1,452,663	753,176	1,328,828	708,145	9.3%	6.4%
Diesel fuel	1,712,704	870,588	1,663,957	885,624	2.9%	-1.7%
Fuel oil (III)	354,908	206,001	276,305	155,703	28.4%	32.3%
Ekoterm	773,965	316,112	742,420	300,108	4.2%	5.3%
JET A-1	191,160	103,408	134,413	87,176	42.2%	18.6%
LPG	124,051	65,566	95,577	48,493	29.8%	35.2%
Other refining products	658,613	436,210	560,522	359,359	17.5%	21.4%
TOTAL	**5,268,064**	**2,751,061**	**4,802,022**	**2,544,608**	**9.7%**	**8.1%**
SALES OF REFINING PRODUCTS						
Gasoline	1,896,319	1,023,708	1,807,725	976,506	4.9%	4.8%
Diesel fuel	1,953,866	1,085,199	1,889,243	1,020,364	3.4%	6.4%
Fuel oil (III)	231,907	122,351	216,546	93,068	7.1%	31.5%
Ekoterm	863,496	378,534	822,648	338,284	5.0%	11.9%
JET A-1	207,943	123,147	144,794	91,298	43.6%	34.9%
LPG	152,985	82,943	147,424	77,754	3.8%	6.7%
Other refining products	702,603	487,410	669,936	416,167	4.9%	17.1%
TOTAL	**6,009,119**	**3,303,292**	**5,698,316**	**3,013,441**	**5.5%**	**9.6%**
PETROCHEMICALS OUTPUT						
Polyethylene	26,433	7,796	34,177	4,206	-22.7%	85.4%
Polypropylene	34,671	15,906	30,022	12,051	15.5%	32.0%
Ethylene	31,034	7,755	38,861	16,702	-20.1%	-53.6%
Glycol	40,897	11,964	50,199	22,762	-18.5%	-47.4%
Propylene	63,381	24,563	65,322	27,241	-3.0%	-9.8%
Ammonium nitrate	304,173	170,848	270,701	151,864	12.4%	12.5%
CANWIL	166,267	59,875	153,333	72,236	8.4%	-17.1%
Polyvinyl chloride (PVC)	79,702	27,866	105,552	45,387	-24.5%	-38.6%
Other petrochemical products	253,186	83,688	312,100	153,932	-18.9%	-45.6%
TOTAL	**999,744**	**410,261**	**1,060,267**	**506,381**	**-5.7%**	**-19.0%**
SALES OF PETROCHEMICAL PRODUCTS						
Polyethylene	32,989	14,594	49,392	21,299	-33.2%	-31.5%
Polypropylene	37,604	18,984	43,755	19,400	-14.1%	-2.1%
Ethylene	30,494	8,623	38,580	16,338	-21.0%	-47.2%
Glycol	44,449	14,775	51,139	25,972	-13.1%	-43.1%
Propylene	63,417	24,878	64,660	27,230	-1.9%	-8.6%
Ammonium nitrate	261,803	131,334	254,945	128,289	2.7%	2.4%
CANWIL	167,757	75,771	143,995	58,725	16.5%	29.0%
Polyvinyl chloride (PVC)	88,598	43,057	108,531	50,708	-18.4%	-15.1%
Other petrochemical products	251,173	95,499	300,228	146,150	-16.3%	-34.7%
TOTAL	**978,284**	**427,515**	**1,055,225**	**494,111**	**-7.3%**	**-13.5%**

APPENDIX VI

PKN ORLEN SA
SEC File
82-5036

PKN ORLEN
SALES OF KEY PRODUCTS
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004 (tonnes)

Sales of light products in the Orlen Group (by volume)	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	ch 3
Wholesale of key light products, including:	**3,402,598**	**1,805,106**	**3,123,091**	**1,611,595**	**8.9%**	
- Gasoline	989,966	546,699	876,555	482,941	12.9%	
- Diesel fuel	1,341,319	756,776	1,279,330	699,126	4.8%	
- JET A-1	207,943	123,147	144,794	91,298	43.6%	
- Ekoterm	863,370	378,484	822,412	338,230	5.0%	
Retail sales of engine fuels, including:	**1,587,745**	**842,227**	**1,598,454**	**846,875**	**-0.7%**	
- Gasoline	906,353	477,009	931,170	493,565	-2.7%	
- Diesel fuel	612,547	328,423	609,913	321,238	0.4%	
- LPG	68,845	36,795	57,371	32,072	20.0%	
Total sales of fuels, including:	**5,074,609**	**2,693,531**	**4,811,834**	**2,504,206**	**5.5%**	
- Engine fuels	4,211,113	2,314,997	3,989,186	2,165,922	5.6%	

END

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SEC File 82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Q2'05 prelim finan resultsPt2
Released	10:09 16-Aug-05
Number	1383Q

RNS Number:1383Q
Polski Koncern Naftowy Orlen S.A.
16 August 2005

PART 2

APPENDIX I

PKN ORLEN

SUMMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the periods of 6 and 3 months
ended June 30th 2005 and June 30th 2004
(PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)
Revenue on sales of products	10,158,647	5,587,794	8,581,046	4,686,880
Revenue on sales of goods and materials for resale	5,046,865	2,811,810	5,232,106	2,786,057
Cost of sales	7,230,493	4,087,091	6,162,616	3,288,295
Goods and materials at cost	4,727,423	2,529,902	4,911,240	2,651,662
Profit (loss) on sales	3,247,596	1,782,611	2,739,296	1,532,980
Other operating income	161,677	83,006	109,632	69,230
Selling costs	1,026,529	537,113	1,063,396	519,325
General and administrative expenses	400,658	201,887	422,269	236,409
Other operating expenses	550,748	486,604	292,793	259,755
Operating profit (loss)	1,431,338	640,013	1,070,470	586,721
Financial income	440,723	394,544	157,101	140,625
Financial expenses	227,120	159,697	98,259	40,275
Share in profit (loss) of undertakings consolidated with equity method	8,569	8,786	8,905	2,219
Profit (loss) on disposal of all or part of equity interests in subordinated undertakings	29,395	29,395	3,795	3,795
Pre-tax profit (loss)	1,682,905	913,041	1,142,012	693,085
Corporate income tax	361,130	219,471	238,196	136,076
Net profit (loss)	1,321,775	693,570	903,816	557,009
Profit (loss) attributable to minority interests	-5,634	4,538	-23,576	-6,458
Net profit (loss) after minority interest	1,316,141	698,108	880,240	550,551

APPENDIX II

PKN ORLEN
SUMMARY CONSOLIDATED BALANCE SHEETS

as at June 30th 2005 and December 31st 2004
(PLN '000)

ITEM	Jun 30 2005 (unaudited data)	Dec 31 2004 (unaudited data)
ASSETS		
Non-current (long-term) assets		
Property, plant and equipment	11,317,740	11,081,131
(Negative) goodwill	20,501	20,501
Intangible assets	402,053	383,525
Financial assets	2,154,319	511,564
Shares and equity interests in undertakings consolidated with equity method	34,331	118,014
Deferred tax assets	52,280	27,138
Other non-current assets	71,925	8,794
Total non-current assets	14,053,149	12,150,667
Current (short-term) assets		
Stocks	4,346,520	3,224,891
Trade debtors and other receivables	3,896,883	3,021,579
Taxes receivable	3,987	23,309
Short-term securities	372,103	1,124,155
Prepayments	113,708	103,020
Cash and cash equivalents	837,043	735,813
Other financial assets	177	154,216
Total current assets	9,570,421	8,386,983
Total assets	23,623,570	20,537,650
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Share capital	534,636	534,636
Share premium	1,058,450	1,058,450
Hedging accounting - cash flows	29,152	59,195
Currency-translation differences on subsidiary undertakings	-21,129	-9,444
(Accumulated loss)/retained profit brought forward	11,355,939	10,950,752
Shareholders' equity attributable to parent undertaking's shareholders	12,957,048	12,593,589
Minority interests	400,625	384,013
Total shareholders' equity	13,357,673	12,977,602
Non-current liabilities		
Loans and borrowings	2,153,118	2,083,536
Provisions	733,929	637,689
Deferred income tax provisions	376,461	378,248
Other non-current liabilities	59,358	34,255
Total non-current liabilities	3,322,866	3,133,728
Current liabilities		
Liabilities and accrued expenses	5,595,757	3,840,695
Provisions	603,248	283,442
Corporate income tax payable	74,590	1,680
Loans and borrowings	615,240	241,599
Deferred income	50,046	16,912
Other financial liabilities	4,150	41,992
Total current liabilities	6,943,031	4,426,320
Total shareholders' equity and liabilities	23,623,570	20,537,650

SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the periods of 6 and 3 months
ended June 30th 2005 and June 30th 2004
(PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)
Operating cash flow				
Net profit (loss)	1,316,141	698,108	880,240	550,551
Total adjustments:				
Profit (loss) attributable to minority interests	5,634	-4,538	23,576	6,458
Share in profit (loss) of undertakings consolidated with equity method	-8,569	-8,786	-8,905	-2,219
Depreciation and amortisation	575,412	280,569	667,445	326,610
Net dividends and interest	-71,374	-71,191	-23,158	15,619
Corporate income tax as disclosed in profit and loss account	361,130	219,471	238,196	136,076
(Profit) loss on investment activities	-48,327	-33,248	128,867	115,961
Decrease / (increase) in receivables	-409,479	-37,096	-654,998	-246,938
Decrease / (increase) in stocks	-1,144,723	-289,630	-310,404	-200,403
(Decrease) / increase in liabilities and accrued expenses	774,693	-30,327	763,329	278,726
(Decrease) / increase in provisions	426,710	413,729	78,541	84,350
Other adjustments	-205,157	-229,882	110,490	151,599
Corporate income tax paid	-295,869	-195,360	-154,777	-105,977
Net operating cash flow	1,276,222	711,819	1,738,442	1,110,413
Investing cash flow				
Acquisition of intangible assets and property, plant and equipment	-841,259	-464,140	-806,979	-373,836
Disposal of property, plant and equipment	16,113	11,883	14,910	6,913
Acquisition of interests in unconsolidated undertakings	-1,565,992	-1,564,381	-27,107	-15,655
Acquisition of short-term securities	-81,818	-42,189	-293,447	-207,954
Gain on disposal of short-term securities	963,546	575,361	65,286	33,453
Dividends and interest received	123,025	103,210	84,356	81,857
Loans granted/repaid	558	-284	-2,072	-2,072
Other	-101,027	-101,106	15,712	-9,969
Net investing cash outflow	-1,486,854	-1,481,646	-949,341	-487,263
Financing cash flow				
Increase in long- and short-term loans and borrowings	601,626	338,535	748,575	80,449
Decrease in long- and short-term loans and borrowings	-218,846	-126,191	-1,189,056	-391,707
Interest paid	-54,527	-31,258	-54,921	-27,198
Other	-16,110	-7,779	-5,168	-2,060
Net financing cash inflow/(outflow)	312,143	173,307	-500,570	-340,516
Change in net cash	101,511	-596,520	288,531	282,634
Foreign-exchange gains/losses	-281	-6,073	-1,483	-1,647
Cash at beginning of period	735,813	1,439,636	634,259	640,320
Cash at end of period, including:	837,043	837,043	921,307	921,307
Restricted cash	101,397	101,397	120,346	120,346

APPENDIX IV

PKN ORLEN
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENT

for the periods of 6 and 3 months
ended June 30th 2005 and June 30th 2004
(PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% 6
REVENUE ON SALES TO THIRD PARTIES1					
Refining (production + wholesale)	7,233,595	4,244,031	6,086,372	3,362,235	
Refining (retail)	5,826,599	3,247,361	5,502,414	3,029,497	
Petrochemicals	1,844,479	770,785	1,903,808	935,896	
Other activities	300,839	137,427	320,558	145,309	
TOTAL	15,205,512	8,399,604	13,813,152	7,472,937	
FINANCIAL RESULT2					
Refining (production + wholesale)	1,356,923	778,030	982,282	563,248	
Refining (retail)	63,804	61,592	-27,931	-11,750	-
Petrochemicals	523,097	205,333	342,143	142,709	
Other activities	36,135	6,816	29,749	8,466	
Exclusions	-90	235	-54	140	
Total of non-attributed items	-548,531	-411,993	-255,719	-116,092	
TOTAL	1,431,338	640,013	1,070,470	586,721	
EXPENDITURE ON PROPERTY, PLANT AND EQUIPMENT					
Refining (production + wholesale)	200,751	125,866	141,454	92,982	
Refining (retail)	130,707	48,408	119,159	73,002	
Petrochemicals	425,892	272,116	439,415	259,416	
Other activities	48,953	27,697	29,496	15,539	
Total of non-attributed items	24,638	22,380	15,616	11,845	
TOTAL	830,941	496,467	745,140	452,784	
DEPRECIATION AND AMORTISATION					
Refining (production + wholesale)	226,309	105,589	300,665	130,510	
Refining (retail)	107,224	57,958	113,569	71,232	
Petrochemicals	120,625	56,772	127,397	62,752	
Other activities	105,476	54,361	105,221	55,420	
Total of non-attributed items	15,778	5,889	20,593	6,696	
TOTAL	575,412	280,569	667,445	326,610	

1. Revenue on sales to third parties represents exclusively sales to undertakings outside of the ORLEN Group.

2. Financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN
KEY CONSOLIDATED OPERATING DATA
for the periods of 6 and 3 months
ended June 30th 2005 and June 30th 2004
(tonnes)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)
CRUDE OIL THROUGHPUT ('000 tonnes)	6,182	3,019	5,956	3,036

REFINERY OUTPUT				
Gasoline	1,452,663	753,176	1,328,828	708,145
Diesel fuel	1,712,704	870,588	1,663,957	885,624
Fuel oil (III)	354,908	206,001	276,305	155,703
Ekoterm	773,965	316,112	742,420	300,108
JET A-1	191,160	103,408	134,413	87,176
LPG	124,051	65,566	95,577	48,493
Other refining products	658,613	436,210	560,522	359,359
TOTAL	5,268,064	2,751,061	4,802,022	2,544,608
SALES OF REFINING PRODUCTS				
Gasoline	1,896,319	1,023,708	1,807,725	976,506
Diesel fuel	1,953,866	1,085,199	1,889,243	1,020,364
Fuel oil (III)	231,907	122,351	216,546	93,068
Ekoterm	863,496	378,534	822,648	338,284
JET A-1	207,943	123,147	144,794	91,298
LPG	152,985	82,943	147,424	77,754
Other refining products	702,603	487,410	669,936	416,167
TOTAL	6,009,119	3,303,292	5,698,316	3,013,441
PETROCHEMICALS OUTPUT				
Polyethylene	26,433	7,796	34,177	4,206
Polypropylene	34,671	15,906	30,022	12,051
Ethylene	31,034	7,755	38,861	16,702
Glycol	40,897	11,964	50,199	22,762
Propylene	63,381	24,563	65,322	27,241
Ammonium nitrate	304,173	170,848	270,701	151,864
CANWIL	166,267	59,875	153,333	72,236
Polyvinyl chloride (PVC)	79,702	27,866	105,552	45,387
Other petrochemical products	253,186	83,688	312,100	153,932
TOTAL	999,744	410,261	1,060,267	506,381
SALES OF PETROCHEMICAL PRODUCTS				
Polyethylene	32,989	14,594	49,392	21,299
Polypropylene	37,604	18,984	43,755	19,400
Ethylene	30,494	8,623	38,580	16,338
Glycol	44,449	14,775	51,139	25,972
Propylene	63,417	24,878	64,660	27,230
Ammonium nitrate	261,803	131,334	254,945	128,289
CANWIL	167,757	75,771	143,995	58,725
Polyvinyl chloride (PVC)	88,598	43,057	108,531	50,708
Other petrochemical products	251,173	95,499	300,228	146,150
TOTAL	978,284	427,515	1,055,225	494,111

APPENDIX VI

PKN ORLEN
SALES OF KEY PRODUCTS
for the periods of 6 and 3 months
ended June 30th 2005 and June 30th 2004
(tonnes)

Sales of light products in the Orlen Group (by volume)	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	%
Wholesale of key light products, including:	3,402,598	1,805,106	3,123,091	1,611,595	
- Gasoline	989,966	546,699	876,555	482,941	
- Diesel fuel	1,341,319	756,776	1,279,330	699,126	
- JET A-1	207,943	123,147	144,794	91,298	
- Ekoterm	863,370	378,484	822,412	338,230	
Retail sales of engine fuels, including:	1,587,745	842,227	1,598,454	846,875	
- Gasoline	906,353	477,009	931,170	493,565	
- Diesel fuel	612,547	328,423	609,913	321,238	

- LPG	68,845	36,795	57,371	32,072
Total sales of fuels, including:	5,074,609	2,693,531	4,811,834	2,504,206
- Engine fuels	4,211,113	2,314,997	3,989,186	2,165,922

PKN ORLEN SA
SEC File
82-5036

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Updated2q05PreliminaryResults
Released	16:33 07-Dec-05
Number	3110V

PKN ORLEN SA
SEC File
82-5036

Update of Regulatory Announcement No 53/2005 dated 16 August 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby publishes the updated regulatory announcement No 53/2005 dated 16 August 2005 of a current report containing preliminary condensed consolidated financial statements for the period of two quarters 2005 as required under the Council of Ministers Decree of 21 March 2005 on current and periodical information provided by issuers of securities (Journal of Laws No. 49, item 463) and in compliance with the International Financial Reporting Standards, excluding IFRS 3 with respect to impact of UNIPETROL acquisition. Those financial statements presented preliminary financial data of the PKN ORLEN Group. They did not include the effect of the UNIPETROL Group consolidation. The complete financial statements covering two quarters of 2005 were published on 29 September 2005.

The updated report includes all the parts of the regulatory announcement No 53/2005, dated 16 August 2005, that were missing owing to technical problems that appeared in the release of the announcement via the London Stock Exchange distribution system.

To see the updated report please download the PDF file:

http://www.rns-pdf.londonstockexchange.com/rns/3110v_pdf-2005-12-7.pdf

The correct version of the report was also published on the 16th August 2005 on PKN ORLEN's web-site, www.orlen.pl, where it is still available.

END

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Regulatory Announcement No. 53/2005 dated 16 August 2005

The Board of Directors of Polski Koncern Naftowy PKN ORLEN S.A. [PKN ORLEN, Company] hereby publishes a regulatory announcement of a current report containing preliminary condensed consolidated financial statements for the period of two quarters 2005 as required under the Council of Ministers Decree of 21 March 2005 on current and periodical information provided by issuers of securities (Journal of Laws No. 49, item 463) and in compliance with the International Financial Reporting Standards, excluding IFRS 3 with respect to impact of UNIPETROL acquisition.

The financial statements present preliminary financial data of the PKN ORLEN Group. They do not include an effect of the UNIPETROL Group consolidation.

The complete financial statements covering two quarters of 2005 will be published on 29 September 2005.

Legal grounds: *Art. 81 section 1 of Public Trading in Securities Law Act of 21 August 1997 (Journal of Laws of 2002 No. 49, item 447, as amended)*

PKN ORLEN S.A. BOARD OF DIRECTORS

POLSKI KONCERN NAFTOWY ORLEN S.A.

PRELIMINARY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS OF 6 AND 3 MONTHS ENDED 30 JUNE 2005 AND 30 JUNE 2004 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

INTRODUCTION

The foregoing current report presented as preliminary condensed consolidated financial statements contains preliminary financial results of the PKN ORLEN Group. The financial data disclosed in these financial statements do not reveal the impact of consolidation of the Unipetrol Group. The PKN ORLEN Group presents herein the acquired Unipetrol Group shares as long term financial investments without impact on the financial result. Beginning from the reports for the second quarter and the first half of 2005 to be published on 29 September 2005, the Unipetrol Group will be subject to full consolidation, i.e. all items of the financial statements will be adjusted by the effect of executed control from the acquisition date of 24 May 2005 to 30 June 2005. An initial estimate of the acquisition effect without fair value valuation according to IFRS 3 results in excess of PLN 1.6 billion of the acquired assets over acquisition cost including related expenses.

The Unipetrol Group will be consolidated basing on the Unipetrol Group financial statements beginning from the report for the second quarter and the first half 2005, which the Company shall publish on 29 September 2005. In order to define the acquisition impact, measurement is being carried out of the acquired Unipetrol assets as required under the first consolidation in accordance with IFRS 3 "Business Combinations".

The acquisition of 62.99% Unipetrol shares is recognised at initial cost as long term financial investments in the foregoing financial statements.

Due to the acquisition agreement, procedures have been initiated to define the final acquisition cost, which comprise audits of financial statements constituting a basis for cost measurement. The final acquisition cost may differ from the currently presented amount.

PKN ORLEN SEC File 82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED CONSOLIDATED BALANCE SHEETS
as of 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	Note	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
		(in thousand of PLN)		
ASSETS				
Non-current assets				
Property, plant and equipment	3.1	11 317 740	11 081 131	10 772 767
Goodwill	3.5	20 501	20 501	20 133
Intangible assets		402 053	383 525	386 541
Long term financial investments		2 154 319	511 564	515 041
Investments in associates		34 331	118 014	131 550
Deferred tax assets		52 280	27 138	8 860
Other non-current assets		71 925	8 794	10 532
Total non-current assets		**14 053 149**	**12 150 667**	**11 845 424**
Current assets				
Inventory		4 346 520	3 224 890	3 318 227
Trade and other receivables		3 896 883	3 021 579	3 268 624
Income tax receivable		3 987	23 309	1 644
Short-term investments		372 103	1 124 155	297 571
Short-term prepayments		113 708	103 020	162 538
Cash and cash equivalents	3.2	837 043	735 813	921 307
Other financial assets		177	154 217	90 539
Total current assets		**9 570 421**	**8 386 983**	**8 060 450**
Total assets		**23 623 570**	**20 537 650**	**19 905 874**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Equity				
Share capital		534 636	534 636	534 636
Share premium		1 058 450	1 058 450	1 058 450
Hedge accounting - cash flow hedges		29 152	59 195	12 111
Foreign exchange differences on subsidiaries from consolidation		(21 129)	(9 444)	42 032
Retained earnings		11 355 939	10 950 752	9 445 952
Total equity (attributed to shareholders of the parent company)		**12 957 048**	**12 593 589**	**11 093 181**
Minority interest		400 625	384 013	443 718
Total equity		**13 357 673**	**12 977 602**	**11 536 899**
Non-current liabilities				
Interest-bearing loans and borrowings	3.7	2 153 118	2 083 536	1 969 151
Provisions	3.4	733 929	637 689	600 990
Deferred tax liabilities	3.4.1	376 461	378 248	425 173
Other non-current liabilities		59 358	34 255	35 801
Total non-current liabilities		**3 322 866**	**3 133 728**	**3 031 115**
Current liabilities				
Trade and other accounts payable and accrued expenses		5 595 757	3 840 695	4 499 480
Provisions	3.4	603 248	283 442	110 133
Income tax payable		74 590	1 680	30 722
Interest-bearing loans and borrowings	3.7	615 240	241 599	665 282
Deferred income		50 046	16 911	23 373
Other current financial liabilities		4 150	41 993	8 870
Total current liabilities		**6 943 031**	**4 426 320**	**5 337 860**
Total equity and liabilities		**23 623 570**	**20 537 650**	**19 905 874**

PRELIMINARY CONDENSED CONSOLIDATED PROFIT AND LOSS STATEMENTS
for the period of 6 months ended 30 June 2005 and 20 June 2004 and for the period of 3 months ended 31 March 2005 and 31 March 2004
(all amounts in PLN thousand)

	Note	for the 6 months ended 30 June 2005 (unaudited)	for the 3 months ended 31 March 2005 (unaudited)	for the 6 months ended 30 June 2004 (unaudited)	for the 3 months ended 31 March 2004 (unaudited)
		(in thousand of PLN)			
Operating activities					
Net sale revenues					
Net revenues from the sale of finished goods		10 158 647	4 570 853	8 581 046	3 894 483
Net revenues from the sale of merchandise and raw materials		5 046 865	2 235 055	5 232 106	2 445 732
Cost of finished goods sold	3.8	(7 230 493)	(3 143 402)	(6 162 616)	(2 874 321)
Cost of merchandise and raw materials sold	3.8	(4 727 423)	(2 197 521)	(4 911 240)	(2 259 578)
Gross profit on sales		**3 247 596**	**1 464 985**	**2 739 296**	**1 206 316**
Other operating income		161 677	78 671	109 632	40 402
Distribution expenses	3.8	(1 026 529)	(489 416)	(1 063 396)	(544 071)
General and administrative expenses	3.8	(400 658)	(198 771)	(422 269)	(185 860)
Other operating expense	3.8	(550 748)	(64 144)	(292 793)	(33 038)
Profit from operations		**1 431 338**	**791 325**	**1 070 470**	**483 749**
Financial income	3.9	440 723	46 179	157 101	95 642
Financial expense	3.9	(227 120)	(67 423)	(98 259)	(137 150)
Income (loss) from investments accounted for under equity method		8 569	(217)	8 905	6 686
Profit (loss) on the sale of all or part of shares of related parties		29 395	-	3 795	-
Profit before tax		**1 682 905**	**769 864**	**1 142 012**	**448 927**
Income tax expense	3.10	(361 130)	(141 659)	(238 196)	(102 120)
Profit after tax		**1 321 775**	**628 205**	**903 816**	**346 807**
Minority interest		(5 634)	(10 172)	(23 576)	(17 118)
Net profit		**1 316 141**	**618 033**	**880 240**	**329 689**
Basic and diluted earnings per share in Polish Zloty	3.11	**3,08**	**1,44**	**2,06**	**0,77**

PRELIMINARY CONDESNED CONSOLIDATED PROFIT AND LOSS STATEMENTS
for the period of 3 months ended 30 June 2005 and 30 June 2004
(all amounts in PLN thousand)

	Note	II quarter period from 01/04/2005 to 30/06/2005 (unaudited)	II quarter period from 01/04/2004 to 30/06/2004 (unaudited)
		(in thousand of PLN)	
Operating activities			
Net sale revenues			
Net revenues from the sale of finished goods		5 587 794	4 686 563
Net revenues from the sale of merchandise and raw materials		2 811 810	2 786 374
Cost of finished goods sold	3.8	(4 087 091)	(3 288 295)
Cost of merchandise and raw materials sold	3.8	(2 529 902)	(2 651 662)
Gross profit on sales		**1 782 611**	**1 532 980**
Other operating income		83 006	69 230
Distribution expenses	3.8	(537 113)	(519 325)
General and administrative expenses	3.8	(201 887)	(236 409)
Other operating expense	3.8	(486 604)	(259 755)
Profit from operations		**640 013**	**586 721**
Financial income *	3.9	394 544	140 625
Financial expense *	3.9	(159 697)	(40 275)
Income (loss) from investments accounted for under equity method		8 786	2 219
Profit (loss) on the sale of all or part of shares of related parties		29 395	3 795
Profit before tax		**913 041**	**693 085**
Income tax expense	3.10	(219 471)	(136 076)
Profit after tax		**693 570**	**557 009**
Minority interest		4 538	(6 458)
Net profit		**698 108**	**550 551**

* the decrease of negative foreign exchange differences in the amount of PLN 54,896 thousand and the decrease of expenses in the amount of PLN 24,270 thousand relate to reclassification of financial instruments in the II quarter of 2004

POLSKI KONCERN NAFTOWY ORLEN S.A.

PRELIMINARY CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the period of 6 months ended 30 June 2005 and 20 June 2004 and for the period of 3 months ended 31 March 2005 and 31 March 2004
(all amounts in PLN thousand)

	for the 6 months ended 30 June 2005 (unaudited)	for the 3 months ended 31 March 2005 (unaudited)	for the 6 months ended 30 June 2004 (unaudited)	for the 3 months ended 31 March 2004 (unaudited)
	(in thousand of PLN)			
Cash flows - operating activities				
Net profit	**1 316 141**	**618 033**	**880 240**	**329 689**
Adjustments for:				
Minority interest	5 634	10 172	23 576	17 118
Share in profit (loss) from investments accounted for under equity method	(8 569)	217	(8 905)	(6 686)
Depreciation and amortisation	575 412	294 843	667 445	340 835
Interest and dividend income, net	(71 374)	(183)	(23 158)	(38 777)
Income tax expense	361 130	141 659	238 196	102 120
(Profit)/Loss on investing activities	(48 327)	(15 079)	128 867	12 906
(Increase) in receivables	(409 479)	(372 383)	(654 998)	(408 060)
(Increase) in inventories	(1 144 723)	(855 093)	(310 404)	(110 001)
Increase in liabilities and accruals	774 693	805 020	763 329	484 603
Increase/(Decrease) in provisions	426 710	12 981	78 541	(5 809)
Other	(205 157)	24 725	110 490	(41 109)
Income tax paid	(295 869)	(100 509)	(154 777)	(48 800)
Net cash provided by operating activities	**1 276 222**	**564 403**	**1 738 442**	**628 029**
Cash flows - investing activities				
Acquisition of property, plant and equipment and intangible assets	(841 259)	(377 119)	(806 979)	(433 143)
Proceeds from the sale of property, plant and equipment	16 113	4 230	14 910	7 997
Acquisition of shares in entities not included in the consolidation	(1 565 992)	(1 611)	(27 107)	(11 452)
Acquisition of short-term securities	(81 818)	(39 629)	(293 447)	(85 493)
Proceeds from the sale of short-term securities	963 546	388 185	65 286	31 833
Interest and dividends received	123 025	19 815	84 356	2 499
Loans (granted) / repaid	558	842	(2 072)	-
Other	(101 027)	79	15 712	25 681
Net cash used in investing activities	**(1 486 854)**	**(5 208)**	**(949 341)**	**(462 078)**
Cash flows - financing activities				
Proceeds from long- and short-term borrowings	601 626	263 091	748 575	668 126
Repayment of long- and short-term borrowings	(218 846)	(92 655)	(1 189 056)	(797 349)
Interest paid	(54 527)	(23 269)	(54 921)	(27 723)
Other	(16 110)	(8 331)	(5 168)	(3 108)
Net cash provided by/(used in) financing activities	**312 143**	**138 836**	**(500 570)**	**(160 054)**
Net change in cash and cash equivalents	**101 511**	**698 031**	**288 531**	**5 897**
Effect of exchange rate changes	(281)	5 792	(1 483)	164
Cash and cash equivalents, beginning of period	**735 813**	**735 813**	**634 259**	**634 259**
Cash and cash equivalents, end of period, incl.	**837 043**	**1 439 636**	**921 307**	**640 320**
Cash and cash equivalents of limited availability	101 397	279 502	120 346	122 857

PKN ORLEN SA SEC File 82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the period of 3 months ended 30 June 2005 and 30 June 2004
(all amounts in PLN thousand)

	II quarter period from 01/04/2005 to 30/06/2005	II quarter period from 01/04/2004 to 30/06/2004
	(unaudited)	(unaudited)
	(in thousand of PLN)	
Cash flows - operating activities		
Net profit	698 108	550 551
Adjustments for:		
Minority interest	(4 538)	6 458
Share in (loss) from investments accounted for under equity method	(8 786)	(2 219)
Depreciation and amortisation	280 569	326 610
Interest and dividend income, net	(71 191)	15 619
Income tax expense	219 471	136 076
(Profit)/Loss on investing activities	(33 248)	115 961
(Increase) in receivables	(37 096)	(246 938)
(Increase) in inventories	(289 630)	(200 403)
(Decrease)/Increase in liabilities and accruals	(30 327)	278 726
Increase in provisions	413 729	84 350
Other	(229 882)	151 599
Income tax paid	(195 360)	(105 977)
Net cash provided by operating activities	**711 819**	**1 110 413**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(464 140)	(373 836)
Proceeds from the sale of property, plant and equipment	11 883	6 913
Acquisition of shares in entities not included in the consolidation	(1 564 381)	(15 655)
Acquisition of short-term securities	(42 189)	(207 954)
Proceeds from the sale of short-term securities	575 361	33 453
Interest and dividends received	103 210	81 857
Loans granted	(284)	(2 072)
Other	(101 106)	(9 969)
Net cash used in investing activities	**(1 481 646)**	**(487 263)**
Cash flows - financing activities		
Proceeds from long- and short-term borrowings	338 535	80 449
Repayment of long- and short-term borrowings	(126 191)	(391 707)
Interest paid	(31 258)	(27 198)
Other	(7 779)	(2 060)
Net cash provided by/(used in) financing activities	**173 307**	**(340 516)**
Net change in cash and cash equivalents	**(596 520)**	**282 634**
Effect of exchange rate changes	(6 073)	(1 647)
Cash and cash equivalents, beginning of period	**1 439 636**	**640 320**
Cash and cash equivalents, end of period, incl.	**837 043**	**921 307**
Cash and cash equivalents of limited availability	101 397	120 346

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY
as of 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	Share capital	Share premium	Hedge accounting - cash flow hedges	Foreign exchange differences on related parties	Retained earnings	Minority interest	Total equity
1 January 2004 (unaudited)	534 636	1 058 450	-	62 366	8 840 317	433 859	10 929 628
Foreign exchange differences on consolidation	-	-	-	(20 334)	-	-	(20 334)
Dividends	-	-	-	-	(278 011)	-	(278 011)
Net profit	-	-	-	-	880 240	-	880 240
Impairment of assets	-	-	-	-	3 406	-	3 406
Hedge accounting - cash flow hedges	-	-	12 111	-	-	-	12 111
Shares issued	-	-	-	-	-	-	-
Share premium	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	23 576	23 576
Change in the shareholders structure	-	-	-	-	-	(13 717)	(13 717)
30 June 2004 (unaudited)	534 636	1 058 450	12 111	42 032	9 445 952	443 718	11 536 899

	Share capital	Share premium	Hedge accounting - cash flow hedges	Foreign exchange differences on related parties	Retained earnings	Minority interest	Total equity
1 January 2005 (unaudited)	534 636	1 058 450	59 195	(9 444)	10 950 752	384 013	12 977 602
Foreign exchange differences on consolidation	-	-	-	(11 685)	-	-	(11 685)
Dividends	-	-	-	-	(911 020)	-	(911 020)
Net profit	-	-	-	-	1 316 141	-	1 316 141
Impairment of assets	-	-	-	-	66	-	66
Hedge accounting - cash flow hedges	-	-	(30 043)	-	-	-	(30 043)
Share premium	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	5 634	5 634
Change in the shareholders structure	-	-	-	-	-	10 978	10 978
30 June 2005 (unaudited)	534 636	1 058 450	29 152	(21 129)	11 355 939	400 625	13 357 673

The accompanying notes are an integral part of these preliminary condensed consolidated financial statements.

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY
as of 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	Share capital	Share premium	Hedge accounting - cash flow hedges	Foreign exchange differences on related parties	Retained earnings	Minority interest	Total equity
1 January 2004 (unaudited)	534 636	1 058 450	-	62 366	8 840 317	433 859	10 929 628
Foreign exchange differences on consolidation	-	-	-	(71 810)	-	-	(71 810)
Dividends	-	-	-	-	(278 011)	-	(278 011)
Net profit	-	-	-	-	2 384 983	-	2 384 983
Impairment of assets	-	-	-	-	3 463	-	3 463
Hedge accounting - cash flow hedges	-	-	59 195	-	-	-	59 195
Share premium	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	-	-
Change in the shareholders structure	-	-	-	-	-	53 950	53 950
Change in the shares structure	-	-	-	-	-	(103 796)	(103 796)
31 December 2004 (unaudited)	534 636	1 058 450	59 195	(9 444)	10 950 752	384 013	12 977 602

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY STANDALONE CONDENSED BALANSE SHEETS
as of 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
		(in thousand of PLN)	
ASSETS			
Non-current assets			
Property, plant and equipment	7 652 059	7 569 696	7 532 203
Intangible assets	61 126	54 335	55 762
Long term financial investments	511 975	498 963	457 769
Investments in associates	3 227 454	1 685 878	1 784 160
Other non-current assets	79 196	32 302	36 544
Total non-current assets	**11 531 810**	**9 841 174**	**9 866 438**
Current assets			
Inventory	3 752 993	2 621 975	2 815 115
Trade and other receivables	3 126 371	2 331 042	2 484 186
Income tax receivable	-	10 206	-
Short-term investments	200 415	1 261 747	136 211
Short-term prepayments	67 126	68 329	98 644
Cash and cash equivalents	320 245	291 138	312 864
Other financial assets	131 966	154 018	154 018
Total current assets	**7 599 116**	**6 738 455**	**6 001 038**
Total assets	**19 130 926**	**16 579 629**	**15 867 476**
LIABILITIES AND SHAREHOLDER'S EQUITY			
Equity			
Share capital	534 636	534 636	534 636
Share premium	1 058 450	1 058 450	1 058 450
Hedge accounting - cash flow hedges	57 383	75 943	16 350
Retained earnings	9 990 655	9 583 962	8 315 151
Total equity	**11 641 124**	**11 252 991**	**9 924 587**
Non-current liabilities			
Interest-bearing loans and borrowings	1 423 613	1 407 707	1 596 506
Provisions	545 503	498 334	554 204
Deffered tax liabilities	292 179	296 879	345 408
Other non-current liabilities	3 193	-	-
Total non-current liabilities	**2 264 488**	**2 202 920**	**2 496 118**
Current liabilities			
Trade and other accounts payable and accrued expenses	4 258 995	2 855 010	3 078 166
Provisions	553 961	235 447	79 699
Interest-bearing loans and borrowings	342 531	5 863	233 575
Deffered income	10 330	6 048	12 052
Income tax payable	56 028	-	25 407
Other current financial liabilities	3 469	21 350	17 872
Total current liabilities	**5 225 314**	**3 123 718**	**3 446 771**
Total equity and liabilities	**19 130 926**	**16 579 629**	**15 867 476**

The accompanying notes are an integral part of these preliminary condensed consolidated financial statements.

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED STANDALONE PROFIT AND LOSS STATEMENTS
for the periods of 6 months ended 30 June 2005 and 30 June 2004 and for the period of 3 months ended 31 March 2005 and 31 March 2004
(all amounts in PLN thousand)

	for the 6 months ended 30 June 2005	for the 3 months ended 31 March 2005	for the 6 months ended 30 June 2004	for the 3 months ended 31 March 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousand of PLN)			
Operating activities				
Net sale revenues				
Net revenues from the sale of finished goods	8 935 782	4 058 384	7 362 273	3 359 037
Net revenues from the sale of merchandise and raw materials	813 015	364 210	746 212	356 753
Cost of finished goods sold	(6 450 645)	(2 958 815)	(5 453 043)	(2 533 454)
Cost of merchandise and raw materials sold	(620 161)	(262 307)	(591 312)	(283 776)
Gross profit on sales	**2 677 991**	**1 201 472**	**2 064 130**	**898 560**
Other operating income	69 260	34 238	48 694	19 192
Distribution expenses	(702 616)	(332 368)	(705 447)	(351 607)
General and administrative expenses	(245 267)	(124 438)	(260 896)	(110 766)
Other operating expense	(454 492)	(49 587)	(139 951)	(26 940)
Profit from operations	**1 344 876**	**729 317**	**1 006 530**	**428 439**
Financial income	493 687	32 366	156 206	82 943
Financial expense	(177 093)	(45 834)	(56 171)	(110 248)
Profit before tax	**1 661 470**	**715 849**	**1 106 565**	**401 134**
Income tax expense	(343 568)	(134 015)	(214 708)	(86 219)
Net profit	**1 317 902**	**581 834**	**891 857**	**314 915**
Basic and diluted earnings per share in Polish Zloty	**3,08**	**1,36**	**2,09**	**0,74**

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED STANDALONE PROFIT AND LOSS STATEMENTS
for the period of 3 months ended 30 June 2005 and 30 June 2004
(all amounts in PLN thousand)

	Note	II quarter period from 01/04/2005 to 30/06/2005 (unaudited)	II quarter period from 01/04/2004 to 30/06/2004 (unaudited)
		(in thousand of PLN)	
Operating activities			
Net sale revenues			
Net revenues from the sale of finished goods		5 587 794	4 686 563
Net revenues from the sale of merchandise and raw materials		2 811 810	2 786 374
Cost of finished goods sold	3.8	(4 087 091)	(3 288 295)
Cost of merchandise and raw materials sold	3.8	(2 529 902)	(2 651 662)
Gross profit on sales		**1 782 611**	**1 532 980**
Other operating income		83 006	69 230
Distribution expenses	3.8	(537 113)	(519 325)
General and administrative expenses	3.8	(201 887)	(236 409)
Other operating expense	3.8	(486 604)	(259 755)
Profit from operations		**640 013**	**586 721**
Financial income *	3.9	394 544	140 625
Financial expense *	3.9	(159 697)	(40 275)
Income (loss) from investments accounted for under equity method		8 786	2 219
Profit (loss) on the sale of all or part of shares of related parties		29 395	3 795
Profit before tax		**913 041**	**693 085**
Income tax expense	3.10	(219 471)	(136 076)
Profit after tax		**693 570**	**557 009**
Minority interest		4 538	(6 458)
Net profit		**698 108**	**550 551**

* the decrease of negative foreign exchange differences in the amount of PLN 50,324 thousand and the decrease of expenses in the amount of PLN 24,270 thousand relate to reclassification of financial instruments in the II quarter of 2004

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED STANDALONE STATEMENTS OF CASH FLOWS
for the period of 6 months ended 30 June 2005 and 30 June 2004 and for the period of 3 months ended 31 March 2005 and 31 March 2004
(all amounts in PLN thousand)

	for the 6 months ended 30 June 2005	for the 3 months ended 31 March 2005	for the 6 months ended 30 June 2004	for the 3 months ended 31 March 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(in thousand of PLN)		
Cash flows - operating activities				
Net profit	**1 317 902**	**581 834**	**891 857**	**314 915**
Adjustments for:				
Depreciation and amortisation	393 224	199 704	487 139	245 865
Interest and dividend income, net	(129 400)	(7 342)	(60 502)	(48 349)
Income tax expense	343 568	134 015	214 708	86 219
(Profit)/Loss on investing activities	(48 331)	(1 878)	48 732	17 189
(Increase) in receivables	(412 588)	(509 843)	(586 771)	(329 511)
(Increase) in inventories	(1 131 018)	(737 511)	(307 606)	(90 077)
Increase in liabilities and accruals	475 451	584 825	479 505	46 000
Increase in provisions	370 081	14 076	43 033	2 152
Other	(178 824)	33 157	(32 731)	(40 127)
Income tax paid	(282 035)	(85 087)	(140 474)	(42 092)
Net cash provided by operating activities	**718 030**	**205 950**	**1 036 890**	**162 184**
Cash flows - investing activities				
Acquisition of property, plant and equipment and intangible assets	(469 518)	(206 153)	(511 706)	(266 026)
Proceeds from the sale of property, plant and equipment	6 505	1 202	5 335	2 679
Proceeds from the sale of shares	75 833	-	6 111	108
Acquisition of subsiriaries	(1 562 335)	-	(12 654)	(950)
Proceeds from the sale of short-term securities	810 977	312 122	-	-
Acquisition of short-term securities	-	-	(200 843)	-
Interest and dividends received	128 603	17 674	93 039	313
Repayment of loan by a subsidiary	240 248	240 248	-	-
Return of additional payments to capital	-	-	230 299	230 299
Other	(174 406)	(549)	8 723	25 236
Net cash provided by/(used in) investing activities	**(944 093)**	**364 544**	**(381 696)**	**(8 341)**
Cash flows - financing activities				
Proceeds from long- and short-term borrowings	371 706	99 953	713 279	672 102
Repayment of long- and short-term borrowings	(91 532)	(30 000)	(1 085 502)	(806 888)
Interest paid	(24 336)	(11 214)	(30 666)	(17 789)
Other	-	-	(124)	(103)
Net cash provided by/(used in) financing activities	**255 838**	**58 739**	**(403 013)**	**(152 678)**
Net change in cash and cash equivalents	**29 775**	**629 233**	**252 181**	**1 165**
Effect of exchange rate changes	(668)	5 964	(2 086)	(1)
Cash and cash equivalents, beginning of period	**291 138**	**291 138**	**62 769**	**62 769**
Cash and cash equivalents, end of period, incl.	**320 245**	**926 335**	**312 864**	**63 933**
Cash and cash equivalents of limited availability	7 089	186 374	7 327	9 036

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED STANDALONE STATEMENTS OF CASH FLOWS
for the period of 3 months ended 30 June 2005 and 30 June 2004
(all amounts in PLN thousand)

	II quarter period from 01/04/2005 to 30/06/2005	II quarter period from 01/04/2004 to 30/06/2004
	(unaudited)	(unaudited)
	(in thousand of PLN)	
Cash flows - operating activities		
Net profit	**736 068**	576 942
Adjustments for:		
Depreciation and amortisation	193 520	241 274
Interest and dividend income, net	(122 058)	(12 153)
Income tax expense	209 553	128 489
(Profit)/Loss on investing activities	(46 453)	31 543
Decrease/(Increase) in receivables	97 255	(257 260)
(Increase) in inventories	(393 507)	(217 529)
(Decrease)/Increase in liabilities and accruals	(109 374)	433 505
Increase in provisions	356 005	40 881
Other	(211 981)	7 396
Income tax paid	(196 948)	(98 382)
Net cash provided by operating activities	**512 080**	**874 706**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(263 365)	(245 680)
Proceeds from the sale of property, plant and equipment	5 303	2 656
Proceeds from the sale of shares	75 833	6 003
Acquisition of subsiriaries	(1 562 335)	(11 704)
Proceeds from the sale of short-term securities	498 855	-
Acquisition of short-term securities	-	(200 843)
Interest and dividends received	110 929	92 726
Other	(173 857)	(16 513)
Net cash used in investing activities	**(1 308 637)**	(373 355)
Cash flows - financing activities		
Proceeds from long- and short-term borrowings	271 753	41 177
Repayment of long- and short-term borrowings	(61 532)	(278 614)
Interest paid	(13 122)	(12 877)
Other	-	(21)
Net cash provided by/(used in) financing activities	**197 099**	(250 335)
Net change in cash and cash equivalents	**(599 458)**	**251 016**
Effect of exchange rate changes	(6 632)	(2 085)
Cash and cash equivalents, beginning of period	**926 335**	63 933
Cash and cash equivalents, end of period, incl.	**320 245**	312 864
Cash and cash equivalents of limited availability	7 089	7 327

The accompanying notes are an integral part of these preliminary condensed consolidated financial statements.

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED STANDALONE STATEMENTS OF CHANGES IN EQUITY
as of 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	Share capital	Share premium	Hedge accounting - cash flow hedges	Retained earnings	Total equity
1 January 2004 (unaudited)	**534 636**	**1 058 450**	**-**	**7 701 304**	**9 294 390**
Foreign exchange differences on consolidation	-	-	-	-	-
Dividends	-	-	-	(278 011)	(278 011)
Net profit	-	-	-	891 858	891 858
Impairment of assets	-	-	-	-	-
Hedge accounting - cash flow hedges	-	-	16 350	-	16 350
Shares issued	-	-	-	-	-
Share premium	-	-	-	-	-
Minority interest	-	-	-	-	-
30 June 2004 (unaudited)	**534 636**	**1 058 450**	**16 350**	**8 315 151**	**9 924 587**

	Share capital	Share premium	Hedge accounting - cash flow hedges	Retained earnings	Total equity
1 January 2005 (unaudited)	**534 636**	**1 058 450**	**75 943**	**9 583 962**	**11 252 991**
Foreign exchange differences on consolidation	-	-	-	-	-
Dividends	-	-	-	(911 020)	(911 020)
Net profit	-	-	-	1 317 902	1 317 902
Impairment of assets	-	-	-	-	-
Hedge accounting - cash flow hedges	-	-	(18 560)	-	(18 560)
Shares issued	-	-	-	-	-
Share premium	-	-	-	-	-
Minority interest	-	-	-	-	-
Other	-	-	-	(189)	(189)
30 June 2005 (unaudited)	**534 636**	**1 058 450**	**57 383**	**9 990 655**	**11 641 124**

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRELIMINARY CONDENSED STANDALONE STATEMENTS OF CHANGES IN EQUITY
as of 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	Share capital	Share premium	Hedge accounting - cash flow hedges	Retained earnings	Total equity
1 January 2004 (unaudited)	534 636	1 058 450	-	7 701 304	9 294 390
Foreign exchange differences on consolidation	-	-	-	-	-
Dividends	-	-	-	(278 011)	(278 011)
Net profit	-	-	-	2 161 755	2 161 755
Impairment of assets	-	-	-	(1 086)	(1 086)
Hedge accounting - cash flow hedges	-	-	75 943	-	75 943
Shares issued	-	-	-	-	-
Share premium	-	-	-	-	-
Minority interest	-	-	-	-	-
31 December 2004 (unaudited)	534 636	1 058 450	75 943	9 583 962	11 252 991

(all amounts in PLN thousand)

I. BASIC ACTIVITY OF THE GROUP

The Parent Company of the Polski Koncern Naftowy ORLEN Group ("Group") is Polski Koncern Naftowy ORLEN S.A. seated in Płock, Poland, 7 Chemikow Street ("PKN ORLEN", "Company", "Parent"). The Company was established under the notarial deed of 29 June 1993 as a result of transformation of a state owned enterprise into a joint stock company and registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court of Płock. Effective from 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.
On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated and thus CPN was removed from the commercial register. Effective from 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.
The Company's operations comprise refining of petroleum and manufacture of a wide range of petroleum and petrochemical products, delivery, wholesale and retail sale of those products. Other Group entities are engaged mainly in related activities including manufacture and distribution of refined petroleum products and manufacture and sale of chemical products.

II. ADOPTED PRINCIPLES FOR THE CONSOLIDATED QUARTERLY STATEMENTS FOR THE SECOND QUARTER OF 2005

Effective from 1 January 2005, the Group companies have been applying accounting standards adopted by the International Accounting Standards Board. In compliance with IFRS 1 "Presentation of Financial Statements", the IFRSs consist of the International Financial Reporting Standards (IFRSs), the International Accounting Standards (IASs) and Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).
The International Accounting Standards Board issued the International Financial Reporting Standard No. 1 (IFRS 1) "First-time Adoption of International Financial Reporting Standards" which is to be applied at preparation of financial statements for periods beginning on or after 1 January 2004. IFRS 1 concerns, apart from entities preparing their first financial statements in accordance with IFRSs, also entities such as the PKN ORLEN Group, which have already applied IFRSs yet their statements contained a comment on incompliance with particular standards. In particular IFRS 1 requires that an entity would disclose in its IFRS financial statements all assets and liabilities which are to be recognised under the IFRSs. In accordance with IFRS 1, an entity may state its tangible fixed assets at fair value as of the IFRSs adoption date and recognise the fair value as cost of fixed assets as at that date.
As of 1 January 2005, the amended Polish Accounting Act imposed a requirement on the Group to prepare its consolidated financial statements in accordance with the IFRSs adopted by the European Union. The information to be disclosed in these consolidated financial statements is compliant with IAS 34 "Interim Financial Reporting".
As from 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 section 1c of the Accounting Act, wording effective as from 1 January 2005) has been preparing its statutory standalone financial statements in accordance with the IFRSs approved by the European Commission for 2005.
The Company did not complied with IFRS 3 with respect to acquisition of Unipetrol shares.

1. Statement of compliance

When preparing these preliminary condensed consolidated financial statements the Group applied the International Financial Reporting Standards (IFRSs) effective as of 30 June 2005, except for IFRS 3 relating to acquisition of Unipertol shares. As of 1 January 2004 the balance sheet value of fixed assets was measured by an independent expert. The Company recognised the effect of the measurement. 90% of net fixed assets was measured in accordance with the principles discussed under section A, Accounting Principles "Property, plant and equipment" due to the ongoing process aiming at full compliance with the International Accounting Standard 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) and the International Accounting Standard 16 "Property, Plant and Equipment" (IAS 16). The Company

(all amounts in PLN thousand)

valued the rights of perpetual usufruct of land but due to lack of clear interpretation the effect of the valuation was not recognised.
In order to comply to the above IFRS 1 requirements, the entity engaged an independent expert to measure tangible fixed assets at fair value as at the IFRSs adoption date and recognised the value as deemed cost as at that date. The Management Board of the Company expects to complete the process yet in 2005, which will ensure application of all IFRSs required for 2005 statutory reporting before the year end. According to the Board, the projected effect of potential adjustments related to compliance with the above requirements will not impact significantly the assets, equity or the Group results for the second quarter 2005.
In accordance with IAS 16, the Group has commenced the process aiming to ensure that all significant items of property, plant and equipment, of different economic useful life or depreciation method, be identified for relevant depreciation rates. The Group plans to conclude the process before the end of 2005.

As at the date of preparation of condensed consolidated financial statements, the Group applied adoption provisions of IFRS 3 "Business Combinations" for conversion of comparative data as at 1 January 2004 (required by IFRS 1), as discussed below. The Group applied also exemptions contained in IFRS 1 for business combinations despite the fact that it did not fully complied with IFRS 1 requirements as at the date of preparation of these financial statements. In accordance with IFRS 3, if IFRS 1 requirements are not complied with in 2005, the Group should apply transitional provisions of IFRS 3 as from 1 January 2005. Consequently, if IFRS 1 requirements are not met before the end of 2005, the Group will make relevant adjustments to its opening balance sheet of 1 January 2005.

Goodwill resulting from business combinations which took place before 1 January 2004 was stated at the amount defined under the previous Generally Accepted Accounting Principles (Polish Accounting Standards, PASs) effective as at the IFRSs adoption date, i.e. on 1 January 2004.

The presented condensed consolidated financial statements are compliant with all IFRS requirements, except for IFRS 3, related to acquisition of Unipetrol shares, and IAS 29 and IAS 16 which are applied to a large extent. Consequently, apart from the above indicated issues, the financial statements present fairly the Group's financial position as at 30 June 2005, 31 December 2004 and 30 June 2004, and the results of its operations and cash flows for the periods of 6 and 3 months ended 30 June 2005, 31 March 2005, and 30 June 2004 and 31 March 2004, in accordance with the IFRS requirements.

The condensed consolidated financial statements were prepared assuming that the Group will continue to operate as going concerns in the foreseeable future. As at the approval date of these financial statements there is no evidence indicating that the Group will not be able to continue its operations as going concerns.

2. Format and general principles for preparation of condensed consolidated and standalone balance sheets, condensed consolidated and standalone profit and loss statements, condensed statements of changes in consolidated and standalone equity and condensed consolidated and standalone cash flow statements

The condensed consolidated and standalone quarterly financial statements included in these consolidated quarterly statements were prepared in accordance with the International Financial Reporting Standards and in the scope required under the Regulation of the Council of Ministers of 21 March 2005 on current and periodical information presented by issuers of securities (Journal of Laws no. 49, item 463). The statements comprise the period from 1 January to 30 June 2005 and the comparative period from 1 January to 31 June 2004.
The accounting principles applied by Polski Koncern Naftowy ORLEN S.A. and the PKN ORLEN S.A. Group changed as of 1 January 2005. The foregoing document follows the applied accounting policy.

3. Adopted accounting principles and policy

In the presented reporting period the Company and the Group introduced changes to the respective accounting principles applied by the Company and the Group for 2004 statutory reporting. The changes

(all amounts in PLN thousand)

concern adoption of the International Financial Reporting Standards as from 1 January 2005 in accordance with the decision of the General Shareholders' Meeting of PKN ORLEN S.A. of 30 December 2004.
The last consolidated annual financial statements prepared by the Company were the annual statements for the period of 12 months ended 31 December 2004 prepared in compliance with the Polish Accounting Standards. The accounting principles applied in these financial statements are discussed below.

An impact on the previously published results, related with the adoption of the IFRSs is presented in Note XVII of these statements.
The Group applied the following exemptions from IFRS 1:
- statement of tangible fixed assets at fair value and use of the fair value as deemed cost defined as at adoption of the IFRSs – the Company included in these statements an initial measurement of tangible fixed assets at fair value as discussed under II.1,
- business combinations – the Company applied the exemption of IFRS 1 for business combinations which had taken place before 1 January 2004, as discussed in detail under II.1.
For comparability of the presented financial data, the 2004 data compliant with the PASs were stated in accordance with the IFRSs.

A. Accounting principles

Property Plant and Equipment

Property, plant and equipment, excluding land and immovable property treated as investment, are stated at cost which consists of acquisition cost and direct cost related to bringing the fixed asset for use as well as estimated cost of dismantling, removal of the asset and cost of restoration of the site/land regardless of the fact whether the obligation exists at acceptance of the asset for use or arises during its use.

After initial recognition, fixed assets are depreciated and subject to impairment write-offs.

Tangible fixed asset items acquired after 31 December 1996 are stated at acquisition cost less to date depreciation and impairment write-offs.

Fixed assets acquired before 1 January 1997 are stated at fair value defined as at 1 January 2004 in accordance with deemed cost less accumulated depreciation and impairment loss. Fixed assets acquired before 1 January 1997 are stated in these condensed consolidated financial statements at acquisition or construction cost considering revaluation and decreased by depreciation and impairment.

The cost of current maintenance of fixed assets impact the financial result for the period when incurred.

Cost of significant repair and regular maintenance programme are regarded as tangible fixed assets and depreciated in accordance with their economic useful life.

Fixed assets are depreciated in accordance with the straight line method over the period reflecting their estimated economic useful life, considering the residual value. Correctness of the applied periods and depreciation rates is verified once a year, and respective adjustments are made to the subsequent periods depreciation. Particular components of fixed assets which value is material for the whole fixed asset are depreciated separately in accordance with their economic useful life.

The Group commenced a process which is to ensure that all essential components of tangible fixed assets, of different useful life or depreciation method, would be identified in order to define relevant depreciation rates in line with component accounting. The Group projects that the above process will have been concluded before the end of 2005.

The Company makes estimates of the residual value of fixed assets. The residual value is a net amount which the Company would currently obtain from disposal of the assets, having deducted the estimated cost of disposal, if the assets were already of the age and in the condition at the end of their useful life.
The residual value is not subject to depreciation and is verified once a year.

The Company applies the following periods of economic useful life of fixed assets:

Buildings and constructions	10-70 years
Machines and equipment	3-25 years
Vehicles and other	4-17 years

The assets of the estimated useful life not exceeding one year and of the initial cost not exceeding PLN 3.5 thousand are recognised as cost once at their acceptance for use.

If there have been events or changes which indicate a risk that the carrying amount of fixed assets may not be recovered, the assets are analysed for potential impairment. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or cash-generating units is decreased to the recoverable amount. The recoverable amount of fixed assets reflects the higher of net selling cost and useful value.
Impairment write-offs are recognised as operating cost in the profit and loss.

Finance lease

A lease contract, under IAS 17, is regarded as finance lease if it transfers substantially all risks and rewards incidental to ownership of the leased asset.
Assets used under lease, tenancy, rental or similar contracts which comply with the above defined criteria are regarded as fixed assets and recognised at the lower of fair value of the leased asset at commencement of the lease term and the present value of the minimum lease payments.

Depreciation methods for leased assets are consistent with normal depreciation policy applied for the Company's owned similar assets and recognised depreciation is calculated in accordance with IAS 16 and IAS 38. If it is not certain that the lessee will obtain a title to the asset before the end of the lease term, a given item is depreciated over the shorter of the lease term and term of economic use.

Assets leased out on the basis of lease, tenancy, rental or similar contracts complying with the above discussed finance lease criteria are treated as long-term receivables and stated at net lease investment value.

Goodwill

Goodwill resulting from a business combination is stated at the acquisition date at the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is decreased by accumulated impairment losses.

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that it might be impaired. Goodwill is not amortised.

Excess of net fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

If the acquirer's interest in the net fair value of identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination the acquirer:

- reassesses the identification and measurement of the identifiable assets, liabilities and contingent liabilities and measurement of the cost of the combination;
- recognises immediately in the profit or loss any excess remaining after the reassessment in the period in which the combination was carried out.

Intangible assets

Intangible assets are recognised if it is probable that expected future economic benefits that are attributable to the assets will flow to the entity. Initially intangible assets are stated at acquisition or construction cost. The intangible assets acquired in a business combination are initially recognised at fair value defined at the business combination.

After initial recognition, intangible assets are measured at acquisition or construction cost less amortisation and impairment losses. Intangible assets are amortised by the straight line method over their estimated economic useful life. Correctness of the applied amortisation periods and rates is regularly tested, at least at the end of the reporting year, and potential adjustments to amortisation rates are made in the subsequent periods.

Intangible assets of indefinite useful life are not amortised. Their value is decreased by potential impairment losses.

The residual value of intangible assets is usually assumed to be zero, unless:

- there is a commitment by a third party to purchase the asset at the end of its useful life – the residual value is then defined in the contract for disposal of the title to the asset;
- there is an active market for the asset, its value may be reliably estimated and it is highly probable that such a market will exist at the end of the asset's useful life.

The adopted economic standard useful life for amortisation in case of intangible assets are:

Acquired licenses, patents, and similar intangible assets	2-15 years
Acquired computer software	2-10 years

The Company recognises perpetual usufruct of land obtained under an administrative decision at fair value, which is an estimated cost at acquisition less impairment losses. The process allowed the Company to define the fair value of those rights which amounts to PLN 904,467 thousand. The Company will follow the final interpretation on recognition and presentation of perpetual usufruct of land in the financial statements, after it is obtained.

Except for development, all intangible assets generated by the Company are not recognised as assets and stated in the profit and loss for the period when the related cost has been incurred.

Intangible assets with indefinite useful life and intangible assets which have not been used yet are tested for impairment once a year.
Other intangible assets are tested for impairment only if there are indications that their carrying amount may be irrecoverable. If there are indications for impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or related cash-generating units are revalued to the recoverable amount. The recoverable amount of those assets is the higher of the assets' net selling price and their value in use.

Investment property

Initially investment property is recognised at acquisition cost considering transaction costs. After initial recognition investment property is presented at fair value. Gains or losses resulting from changes in fair value of investment property are presented in the profit and loss when incurred.

Investment property are derecognised at its disposal or when the property is permanently withdrawn from use and no future economic benefits are expected at its disposal. Any gains or losses arising from derecognition of the investment property are recognised in profit or loss in the period of derecognition. As at the date of preparation of these condensed consolidated financial statements, the Group possessed no investment property.

Inventories

Inventories are measured at the lower of cost and net realisable value, considering any write-downs. The net realisable value is the selling price estimated in the ordinary course of business activity less the estimated costs of completion and the estimated costs necessary to make the sale.
Cost is determined based on weighted average costs formula. In case of finished goods, cost comprises relevant assignment of fixed and variable indirect costs defined for ordinary production level, excluding cost of external financing.

Trade and other receivables

Trade receivables are recognised when they arise at the present value of the foreseeable proceeds and stated in the subsequent periods at amortised cost less allowances for doubtful receivables.
Bad debts are stated in the profit and loss when their uncollectibility is established.

Cash and cash equivalents

Cash comprises cash on hand and bank account. Cash equivalents are short-term highly liquid investments (of initial maturity up to three months), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
The cash flows balance of cash and cash equivalents consists of the above defined monetary assets and their equivalents less unrepaid loans at current accounts, if they form an integral part of an entity's cash management.

Revenue from sale

Revenue from sale is recognised when it is probable that the economic benefits associated with the sale transaction will flow to the entity and the amount of revenue can be measured reliably. The revenue on sale of finished goods and merchandise is recognised after deducting value added tax (VAT), excise tax (finished goods), fuel charges (finished goods) and discounts.

Revenue on sale of goods and merchandise are recognised when the goods are issued and when the related risks and benefits have been transferred. Revenue from settlement of cash flow hedge instruments adjust the revenue on sale.

The revenue is measured at fair value of the received or due payment.

Revenue from dividends

Dividends are recognised when the shareholder's right to receive payment is established

Equity

Equity is stated in accounting books by kind, in accordance with legal regulations and the Company's Articles of Association.
The share capital is stated at nominal value in compliance with the Company's Articles of Association and an entry in the Commercial Register.
The stated yet outstanding contributions to the share capital are recognised as outstanding share capital contributions. Own shares and outstanding contributions to the share capital decrease the Company's equity.

Share premium is created from surplus of issuance value above their nominal value decreased by the issuance cost.
Issuance costs incurred by setting up stock exchange company or increasing share capital decrease share premium to the amount of surplus of issuance value over nominal value and the remaining part of them is presented in other capital reserves.
Changes of fair value of cash flows hedges in their portion regarded as effective hedge are stated through equity as hedge accounting reserve.

Equity resulting from convertible bonds, liabilities and loans into shares is stated at par value of those financial instruments, liabilities and loans, considering non-amortised discounts or premiums, interest accrued before the conversion date, which will not be paid out, unrealized foreign exchange differences and capitalized cost of issue.

The amounts arising at profit distribution, transfer from revaluation reserve capital, the undistributed income from prior periods and the current period net income are presented in the financial statements as retained earnings.

Loans and borrowings

Loans are initially stated at fair value of obtained proceeds less the transaction costs. They are subsequently recognised at amortised acquisition cost in line with the effective interest method. The difference of net proceeds and the buyout amount is recognised as financial revenue or cost over the loan or borrowing term.

External financing costs

Cost of loans and borrowings, including foreign exchange differences related to loans and borrowings drawn in foreign currencies, are stated when incurred in accordance with a model approach of IAS 23 as profit and loss.

Retirement benefits and jubilee bonuses

Under the Group companies' remuneration plans, their employees are entitled to jubilee bonuses and retirement benefits. The jubilee bonuses are paid to employees after elapse of a defined period of their employment. The retirement benefits are paid once at retirement. The amount of retirement benefits and jubilee bonuses depends on the number of years of service and an employee's average salary. The Group does not assign assets which would be used for future retirement or jubilee liabilities. The Group makes a provision for future retirement benefits and jubilee bonuses in order to allocate costs to relevant periods. In accordance with IAS 19, jubilee bonuses are long-term employee benefits and retirement benefits belong to post-employment benefit plans. The present amount of those liabilities at each balance sheet date is estimated by an independent actuary. The accumulated liabilities equal discounted future payments, considering employee rotation, and concern the period before the balance sheet date. Demographic data and information on employee rotation are based on historical records. Actuarial gains and losses are recognised in the profit and loss.

Foreign currency transactions

Transactions denominated in or requiring settlement in a foreign currency are recognised after their translation to the functional currency, i.e. Polish New Zlotys, at the exchange rate effective on the transaction date. Monetary assets and liabilities expressed in foreign currencies are stated at the National Bank of Poland average foreign exchange rates announced at the balance sheet date. Gains and losses resulting from changes in foreign exchange rates after the transaction date are recognised as financial

income or costs in the profit and loss. The exchange differences are stated in the profit and loss at their net amount.

Financial instruments

Financial assets are classified in the following categories: financial assets held to maturity, financial assets at fair value, the change of which is recognised in the income statement, loans and receivables and financial assets classified as available for sale. Financial assets held to maturity are investments with determined or possible to determine payments and fixed maturity date, which the Company aims and has a possibility to hold to maturity date. Financial assets acquired in order to generate profits on short-term price fluctuations are classified as financial assets at fair value, the change in which is recognised through income statement.
All other financial assets, which are not borrowings or receivables of the Company, are classified as financial assets available for sale.

Financial investments held to maturity are part of long-term assets if their maturity dates exceed twelve months from the balance sheet date. Financial assets at fair value, the change in which is recognised in the income statement, are classified as current assets if the Management Board intends to realize them within twelve months from the balance sheet date.

Acquisition and sale of financial assets are recognised as at the transaction date. At the moment of the original recognition those assets are measured at acquisition cost, i.e. at fair value, including transaction costs.
Financial assets at fair value, the change of which are recognised through the income statement, are measured at fair value without deduction of the transaction costs and considering their market price as at the balance sheet date. The change in fair value of those financial assets, is recognised as financial revenues and costs.
Financial assets held to maturity are measured at the amortised acquisition cost using the effective interest rate.

Financial assets available for sale are recognised at fair value, without deduction of the transaction costs, and considering their market price as at the balance sheet date. If the financial instruments are not traded on the active market and it is impossible to estimate reliably their fair value by alternative methods, financial assets available for sale are measured at acquisition cost adjusted by impairment losses.

Positive and negative differences between fair value and acquisition cost, less deferred tax, of financial assets available for sale are reflected in revaluation reserve, if there is a market price defined on the regulated active market or which fair value may be estimated by some other reliable method. Decrease in value of financial assets available for sale due to impairment losses is charged to financial costs in the income statement.

Granted loans are presented at amortised cost.

Derivatives which are not designated as hedging instruments and are classified as financial assets or liabilities at fair value, which change is recognised through the income statement, are stated at fair value recognising its changes in the income statement.

Derivatives treated as cash flow hedge instruments are stated at fair value, considering its changes, in the following way:
- the portion determined to be effective hedge is recognised directly in equity through the statement on changes in equity;
- the portion determined to be ineffective hedge is recognised in the income statement;
- revenues or expenses on settlement of cash flow hedging instruments adjust revenues on sale when recognised in the profit and loss.

Embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative;
- the hybrid (combined) instrument is not measured at fair value with changes in fair value recognised in net profit or loss.

Embedded derivatives are accounted for in a similar way as separate derivatives which are not designated as hedging instruments.

Financial instruments are not presented in the financial statements if the titles and control resulting from the underlying contracts are lost. It usually takes place at disposal of the financial instrument or when all related cash flows are transferred to a third party.

Derivatives used by the entity in order to hedge against foreign exchange risks comprise mainly forwards. Such instruments are measured at fair value.
Fair value of currency forwards is estimated with reference to current futures rates for contracts of similar maturity.

In hedge accounting, hedges are classified as cash flow hedges against cash flow changes which are attributable to a particular type of risk related to a recognised asset, liability, or a forecast transaction. They may also be regarded as fair value hedges which are attributable to a particular type of risk related to a recognised asset or liability.
If the specific criteria for hedge accounting are met, a portion of the gain or loss on the hedging instrument that is determined as effective hedge is recognised directly in equity and the ineffective portion of the gain or loss is recognised in income statement.
The gain or loss from re-measuring of the derivative hedging instrument at fair value that do not comply with criteria for hedge accounting is recognised directly in income statement.

The Company discontinues hedge accounting when the underlying instrument expires or is sold, terminated or realized, or when the hedge no longer meets the criteria for hedge accounting. In such case, total gain or loss on the hedging instrument, previously recognised in equity, is still presented in equity until the forecast transaction date. If the Company no longer expects the forecast transaction will take place, the total recognised net gain or loss are presented in the financial result of the current period.

Corporate income tax

Income tax is measured on gross profit considering deferred tax. The deferred tax is measured by balance sheet liability method. The deferred tax reflects the net tax effect of temporary differences between the carrying amount of a given asset or liability and its tax base. The deferred tax assets and liabilities are measured at effective tax rates enacted for subsequent years when the temporary differences are expected to be realized at tax rates enacted or substantially enacted as at the balance sheet date.

Deferred tax assets on negative temporary differences and unrealized tax losses, are recognised only if it is probable that the future tax base will be sufficient for deduction of those differences.

Deferred tax liabilities are recognised for all temporary tax differences.

Deferred tax assets and liabilities are recognised irrespective of their date of realization.
Deferred tax assets and liabilities are not discounted and they are accounted for as fixed assets or long-term liabilities in the balance sheet.

Non-current assets classified for disposal/sale

Non-current assets classified for sale are those which comply with the following criteria:

- its disposal was declared by the Management Board of the Company;

- assets are available for an immediate sale in their present condition;
- active searching for a potential acquirer has been initiated;
- the sale transaction is highly probable and could be settled over 12 months following the sale decision;
- the selling price is reasonable in relation to its current fair value;
- it is unlikely that significant changes to the sales plan of these assets are introduced.

If the criteria are met after the balance sheet date, the asset is not reclassified at the end of the reporting year prior to the event. The reclassification is reflected in the reporting period when the criteria are met. Depreciation is discontinued for the asset at its designation for sale.

Assets designated for sale are measured at the lower of the net carrying amount and fair value less selling cost.

Earnings per share

Basic earnings per share for each period are calculated by dividing a net profit for a given period by the weighted average number of shares in that period.

Diluted earnings per share for each period is calculated by dividing net profit for a given period adjusted by changes of the profit resulting from conversion of potential ordinary shares by the weighted average number of shares.

Provisions

The Group makes provisions if it has such an obligation, required by law or custom, resulting from prior events and if it is probable that fulfilment of this obligation will cause outflow of resources embodying economic benefits and if the obligation may be reliably measured. The amount of provisions is tested as at the balance sheet date in order to make adjustments to relevant estimates as at that date.
If the effect of time value of money is material, the amount of the provision is the present value of the expenditure expected to settle the obligation. If the discounting method is applied, the increase of provisions with time is recognised as external financing costs.

Provisions for environment protection

The Group makes provisions for future expenses on reclamation of contaminated land or elimination of harmful substances if there is such legal or customary obligation. The amount of the provision for reclamation is reviewed regularly based on reports by independent experts. The Group conducts regular reclamation of contaminated land and related expenditure is offset against the provision.
The created provision reflects potential future expenses predicted to be incurred, estimated and verified periodically according to current prices.

Government grants and assistance

The government grants are recognised at fair value if there is reasonable assurance that grant will be obtained or the entity will comply with the conditions attaching to it. If the grant concerns a given cost item it is recognised as income over the periods necessary to match them with the related costs which they are intended to compensate. If the grant concerns assets, its fair value is recognised as deferred income and subsequently on a systematic basis reduced in the profit and loss over the estimated useful life of the underlying asset.

Contingent liabilities and receivables

Contingent liabilities are defined as obligations that arise from past events and which are dependent on occurrence or non-occurrence of some uncertain future events. Contingent liabilities are not recognised in the balance sheet however the information on contingent liabilities is disclosed unless the probability of outflow of resources relating to economic benefits is remote.

Contingent liabilities acquired by a business combination are recognised as liabilities in the balance sheet.

Contingent receivables are not recognised in the balance sheet however the respective information on the contingent receivable is disclosed if the inflow of assets relating to economic benefits is probable.

Company's Board estimates

The preparation of financial statements in accordance with the IFRSs requires the Management Board of the Company to make relevant estimates and assumptions that affect the amounts reported in the financial statements and the explanatory notes to these financial statements. Actual results may differ from those estimations.

Application of accounting principles

The above accounting principles are applicable to comparative data, except for those applied to assets classified as held for sale, which have been effective from 1 January 2005.

B. Consolidation methods

Subsidiaries

The Group consolidated financial statements comprise Polski Koncern Naftowy ORLEN S.A. and entities under its control. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of votes in a certain entity or is able to govern the financial and operating policies of the enterprise so as to benefit from the results of its activity. The share attributable to minority interest is recognised in equity. The net profit attributable to the minority interest is presented in the profit and loss.
The acquisition method is applied at acquisition of shares in business entities. Entities acquired or disposed during the reporting year are presented in the consolidated financial statements from the acquisition date or to the date of disposal respectively.

Investments in associated entities

Investments in associated entities (overall 20% to 50% of an entity's share capital) where the Group executes significant influence are accounted for under equity method. An assessment of the carrying value of investments in associates is performed when there is an indication that impairment loss occurred or the impairment losses recognized in prior years are no longer required.

Investments in jointly controlled entities

Investments in jointly controlled entities, where joint control is exercised by the Group, are accounted for under proportionate consolidation method whereby proportional share in assets, liabilities, income and expenses of a jointly controlled entity, after elimination of effects of mutual transactions and settlements, is presented position after position with similar positions in the consolidated financial statements.

(all amounts in PLN thousand)

4. Methods adopted for translation of financial data into EURO

Financial records denominated in EURO were translated in accordance with the following method:

- particular assets and liabilities – at the National Bank of Poland average PLN/EURO exchange rate for 30 June 2005, i.e. PLN 4.0401/ 1 EURO; and for 31 December 2004 at PLN 4.0790/ 1 EURO;
- particular profit and loss and cash flow positions – at the average of all exchange rates defined by the National Bank of Poland as at the last day of each month in the period from 1 January 2005 to 30 June 2005, i. e. PLN 4.0805/ 1 EURO. For the period from 1 January 2004 to 30 June 2004 the rate was PLN 4.7311/ 1 EURO.

(all amounts in PLN thousand)

III. SELECTED EXPLANATORY NOTES

3.1. Property, plant and equipment

	30 June 2005 (unaudited)	31 December * 2004 (unaudited)	30 June* 2004 (unaudited)
Land	360,951	389,074	395,141
Buildings and constructions	5,388,993	5,404,153	5,423,079
Machinery and equipment	3,050,934	3,000,651	3,215,331
Vehicles and other	426,179	338,974	341,783
Construction in progress	2,090,683	1,948,279	1,397,433
Total	**11,317,740**	**11,081,131**	**10,772,767**

*The data were changed with respect to previously published records due to changes introduced to accounting principles and policy as a result of adoption of the IASs as from 1 January 2005:

	31 December 2004	30 June 2004
Previously published information on consolidated tangible fixed assets in accordance with the PASs	9,367,686	9,318,167
Valuation of fixed assets at fair value	1,119,045	1,201,526
Change of the BOP consolidation method from equity method to proportionate method	603,057	345,336
Reclassification of catalysts	71,343	79,751
Reclassification of precious metals	59,205	54,211
Reclassification of fitout cost of dealer-owned stations network	53,553	59,193
Reclassification of prepayments for fixed assets	(27,915)	(122,957)
Recognition of perpetual usufruct of land as intangible assets	(35,717)	(28,991)
Derecognition of capitalised financial expenses	(63,745)	(68,088)
Impairment loss recognized on ORLEN Deutschland AG fixed assets	(65,381)	(65,381)
Consolidated fixed assets in accordance with IFRS	11,081,131	10,772,767

(all amounts in PLN thousand)

The impact of the above described adjustments on the depreciation

	For 12 months ended 31 December 2004	For 6 months ended 30 June 2004
Previously published consolidated information on depreciation in accordance with the PASs	1,116,658	570,676
Valuation of fixed assets at fair value	168,783	77,901
Change of the BOP consolidation method from equity method to proportionate method	32,731	16,345
Reclassification of fitout cost of dealer-owned stations network	13,055	7,415
Recognition of perpetual usufruct of land as intangible assets	(9,840)	(4,892)
Adjussted depreciation presented in consolidated comparative data in accordance with IFRS	1,321,387	667,445

Due to the unfinalized process of fair value measurement at tangible fixed assets acquired before 1 January 1997, a complete fixed assets movements schedule with relevant adjustments will be presented in the financial statements for the 1st half of 2005.
Basing on an initial valuation report prepared by an independent expert, these preliminary condensed consolidated financial statements present adjusted tangible fixed assets in the reporting period and in comparative periods. Valuation covered 90 % of the Group of net fixed assets and was carried out in accordance with the principles discussed under section A, Accounting Principles "Property, plant and equipment".

3.2. Short-term investments

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Cash on hand and in bank	738,193	676,737	807,948
Other short-term investments	98,850	59,076	113,359
Total	**837,043**	**735,813**	**921,307**

As at 30 June 2005, 31 December 2004 and 30 June 2004 cash on hand and in bank denominated in foreign currencies amounts to PLN 445,064 thousand, PLN 482,142 thousand and PLN 651,398 thousand respectively.

The concentration of credit risk related to cash and cash equivalents is limited as the Group invests its cash at recognised financial institutions.

In accordance with the Polish law, the Group entities registered in Poland manage the entity's Social Fund on behalf of their employees. The contributions paid to the Social Fund are deposited in separate bank accounts and cannot be used for their operating activity. As at 30 June 2005, 31 December 2004, and 30 June 2004 cash relating to the Social Fund account amounted to PLN 31,023 thousand, PLN 28,979 thousand and PLN 35,105 thousand, respectively. The receivables related to borrowings from the Social Fund drawn by employees as at 30 June 2005, 31 December 2004 and 30 June 2004 amounted to PLN 21,195 thousand, PLN 23,886 thousand and PLN 26,777 thousand, respectively. Liabilities related to the Social Fund as at 30 June 2005, 31 December 2004 and 30 June 2004 amounted to PLN 45,688 thousand, PLN 35,245 thousand and PLN 45,195 thousand, respectively and were recognised as a part of trade and other liabilities.

(all amounts in PLN thousand)

Apart from the above presented amounts related to the Social Fund, cash and cash equivalents, which availability is limited as at 30 June 2005, 31 December 2004 and 30 June 2004 amounted to PLN 70,374 thousand, PLN 247,263 thousand and PLN 85,241 thousand respectively.

3.3. Impairment of assets

3.3.1. Impairment of tangible fixed assets

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	216,870	98,273
Additions in 1 April – 30 June	-	11,841
Disposals in 1 April – 30 June	(4,788)	(6,645)
Closing balance as at 30 June	212,082	103,469

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	235,825	89,823
Additions in 1 January – 30 June	3,056	25,060
Disposals in 1 January – 30 June	(26,799)	(11,414)
Balance as at 30 June	212,082	103,469

3.3.2. Impairment of construction in progress

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	42,712	40,748
Additions in 1 April – 30 June	-	7,897
Disposals in 1 April – 30 June	(354)	(4)
Closing balance as at 30 June	42,358	48,641

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	46,526	45,246
Additions in 1 January – 30 June	-	7,897
Disposals in 1 January – 30 June	(4,168)	(4,502)
Closing balance as at 30 June	42,358	48,641

3.3.3 Impairment of intangible assets

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	8,034	201
Additions in 1 April – 30 June	285	-
Disposals in 1 April – 30 June	(225)	-
Closing balance as at 30 June	8,094	201

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	8,292	196
Additions in 1 January – 30 June	285	5
Disposals in 1 January – 30 June	(483)	-
Closing balance as at 30 June	8,094	201

(all amounts in PLN thousand)

3.3.4. Impairment of long-term financial assets (shares)

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	78,404	71,174
Additions in 1 April – 30 June	-	5,714
Disposals in 1 April – 30 June	(5,672)	(406)
Closing balance as at 30 June	72,732	76,482

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	78,370	71,389
Additions in 1 January – 30 June	63	5,714
Disposals in 1 January – 30 June	(5,701)	(621)
Closing balance as at 30 June	72,732	76,482

3.3.5. Receivables allowances

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	475,078	312,313
Additions in 1 April – 30 June	32,502	22,115
Disposals in 1 April – 30 June	(32,922)	(17,254)
Closing balance as at 30 June	474,658	317,174

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	474,235	317,072
Additions in 1 January – 30 June	52,859	31,329
Disposals in 1 January – 30 June	(52,436)	(31,227)
Closing balance as at 30 June	474,658	317,174

3.3.6. Inventory allowances

In the 2nd quarter 2005 the Group reduced the inventory allowances by PLN 1,151 thousand, cumulative in two quarters of 2005 the inventory allowance was reduced by PLN 5,302 thousand. In the 2nd quarter 2004 the Group increased the inventory allowances by PLN 5,088 thousand, and cumulative in the two quarters of 2004 by PLN 7,359 thousand.

3.4. Provisions

3.4.1. Deferred tax liabilities

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	370,332	462,440
Additions in 1 April – 30 June	127,461	2,654
Disposals in 1 April – 30 June	(121,332)	(39,921)
Closing balance as at 30 June	376,461	425,173

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	378,248	464,439
Additions in 1 January – 30 June	159,428	55,659
Disposals in 1 January – 30 June	(161,215)	(94,925)
Closing balance as at 30 June	376,461	425,173

(all amounts in PLN thousand)

3.4.2. Jubilee and retirement provision

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	197,924	160,512
Additions in 1 April – 30 June	7,750	24,786
Disposals in 1 April – 30 June	(8,595)	(12,627)
Closing balance as at 30 June	197,079	172,671

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	197,446	160,843
Additions in 1 January – 30 June	8,977	28,294
Disposals in 1 January – 30 June	(9,344)	(16,466)
Closing balance as at 30 June	197,079	172,671

3.4.3. Other

Data for 2nd quarter 2005	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.04.2005	493,497	70,000	89,805	80,525	733,787
Increase in 1.04.2005 – 30.06.2005	362	54,187	376,164*	16,262	446,975
Decrease in 1.04.2005 – 30.06.2005	(10,567)	-	(1,610)	(28,487)	(40,664)
Balance as at 30.06.2005	483,252	124,187	464,359	68,300	1,140,098

* including the provision for possible negative outcome of contracts relating to sale of part of Unipetrol Group assets

Cumulative data for two quarters 2005	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.01.2005	496,665	70,000	87,982	69,038	723,685
Increase in 1.01.2005 – 30.06.2005	362	54,187	378,864*	28,114	461,527
Decrease in 1.01.2004 – 30.06.2005	(13,775)	-	(2,487)	(28,852)	(45,114)
Balance as at 30.06.2005	483,252	124,187	464,359	68,300	1,140,098

* including the provision for possible negative outcome of contracts relating to sale of part of Unipetrol Group assets

(all amounts in PLN thousand)

Data for 2nd quarter 2004	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.04.2004	410,915	-	21,659	41,121	473,695
Increase in 1.04.2004 – 30.06.2004	36,560	-	32,507	6,906	75,973
Decrease in 1.04.2004 – 30.06.2004	(4,413)	-	-	(6,803)	(11,216)
Balance as at 30.06.2004	443,062	-	54,166	41,224	538,452

Cumulative data for two quarters 2004	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.01.2004	411,848	-	21,812	41,288	474,948
Increase in 1.01.2004 – 30.06.2004	36,574	-	32,507	7,087	76,168
Decrease in 1.01.2004 – 30.06.2004	(5,360)	-	(153)	(7,151)	(12,664)
Balance as at 30.06.2004	443,062	-	54,166	41,224	538,452

3.5. Goodwill

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
ORLEN PetroTank Sp. z o.o.	11,298	11,298	11,298
Ship Service S.A.	6,645	6,645	6,645
PetroProfit Sp. z o.o.	1,175	1,175	1,175
Other	1,383	1,383	1,015
Total	**20,501**	**20,501**	**20,133**

As at 1 January 2004 excess of fair value of identifiable assets, liabilities and contingent liabilities over the acquisition cost in comparative data was derecognised from liabilities simultaneously increasing the opening balance of the retained earnings in the amount of PLN 301,369 thousand.

3.6. Dividends

On 29 June 2005, the Company's General Shareholders' Meeting adopted a resolution to pay a dividend from the net profit of 2004 in the amount of PLN 911,020,299.91. The date of payment was defined in the following way:
- the first instalment of PLN 457,648,695.27, giving PLN 1.07 per share, will be paid on 1 September 2005;
- the second instalment of PLN 453,371,604.64, giving PLN 1.06 per share, will be paid on 1 December 2005.

(all amounts in PLN thousand)

3.7. Loans and borrowings

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Bank loans	2,749,556	2,300,971	2,529,479
Other loans and borrowings	18,802	24,164	30,212
Short-term debenture	-	-	74,742
Total including:	2,768,358	2,325,135	2,634,433
Short-term	615,240	241,599	665,282
Long-term	2,153,118	2,083,536	1,969,151

The value of loans and borrowings drawn by the Group increased net by PLN 443 million in the period of 6 months ended 30 June 2005.
The change in indebtedness level results mainly from:

- loans drawn in PLN:
  103,044 thousand from Societe Generale Bank Consortium as a Leading entity
  169,081 thousand from Bank Pekao S.A.
  143,578 thousand from PKO BP S.A.
  17,587 thousand from BPH PBK S.A.
  149,768 thousand from BH w Warszawie S.A.
  7,555 thousand from BRE Bank S.A.
  3,019 thousand from Kredyt Bank
- PLN 72,401 thousand resulting from foreign exchange differences at PKN ORLEN S.A.
- repayment of loans in PLN:
  51,835 thousand to PKO BP S.A.
  36,716 thousand to BPH PBK S.A.
  17,064 thousand to BH SA.
  75,898 thousand to ING Bank Śląski S.A.
- PLN 9,360 thousand resulting from foreign exchange differences at BOP
- repayment of loans to German entities:
  EUR 2,640 thousand.

3.8. Cost by kind

	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)
Materials and energy	6,868,544	3,599,780	5,562,217	2,967,171
Cost of merchandise and materials sold	4,727,423	2,529,902	4,911,240	2,651,662
External services	820,455	450,682	860,955	470,896
Payroll, social security and other employee benefits	506,417	248,919	560,753	300,519
Depreciation*	575,412	280,569	667,445	326,610
Taxes and charges	158,774	67,026	125,239	41,028
Other	689,803	584,934	435,126	366,223
	14,346,828	7,761,812	13,122,975	7,124,109

(all amounts in PLN thousand)

Adjustments:				
Change in inventory and prepayments	(341,707)	130,029	(239,510)	(159,645)
Cost of products and services for own use	(69,270)	(49,244)	(31,151)	(9,018)
Operating costs	13,935,851	7,842,597	12,852,314	6,955,446

* The decrease of depreciation cost for the 6 months ended 30 June 2005 as compared to the same period of 2004 is attributable to the extending of depreciation periods of tangible fixed assets starting from 1 January 2005, as a result of revision of previously assigned useful lives.

3.9. Net financial revenues and expenses

	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)
Interest paid	(60,599)	(37,433)	(61,240)	(28,805)
Negative foreign exchange surplus	(130,687)	(95,219)	(19,074)	-
Interest received	62,842	29,195	15,761	9,191
Positive foreign exchange surplus	8,818	1,414	55,212	105,649
Gains on trade in shares and other securities	32,957	32,692	7,711	6,676
Dividends received	90,427	85,934	68,216	-
Other*	239,240	247,659	(3,949)	11,434
Total	**242,998**	**264,242**	**62,637**	**104,145**

*including unrealized discount on purchased receivables due from Unipetrol Group companies of PLN 204,532 thousand

3.10. Corporate Income Tax

	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)
Current tax	(377,757)	(212,915)	(261,556)	(165,414)
Deferred tax	16,627	(6,556)	23,360	29,338
Total	**(361,130)**	**(219,471)**	**(238,196)**	**(136,076)**

The PKN ORLEN Group is not a tax group, and therefore each of the entity in the PKN Orlen group settles separately its corporate income tax.

(all amounts in PLN thousand)

3.11. Basic and diluted earnings per share

	6 months ended 30 June 2005	3 months ended 30 June 2005	6 months ended 30 June 2004	3 months ended 30 June 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Weighted average amount of issued ordinary shares	427,709,061	427,709,061	427,709,061	427,709,061
Net earnings per share (in PLN) for the period	3.08	1.63	2.06	1.29

There is no difference between basic earnings per share and diluted earnings per share.

IV. CIRCUMSTANCES AND EVENTS, IN PARTICULAR OF NON-STATDARD NATURE, WHICH HAVE SIGNIFICANT IMPACT ON FINANCIAL RESULTS

During the six-month period ended 30 June 2005 the following significant events influencing the information presented in these preliminary condensed consolidated financial statements:

1. Acquisition of Unipetrol

On 24 May 2005 PKN ORLEN acquired 114,224,038 bearer shares in Unipetrol a.s., which is about 62.99% of all issued and existing Unipertol a.s. shares.

Effect on acquisition of 62.99 % of UNIPETROL shares

Initial acquisition price (increased by acquisition cost) before the final settlement of the transaction in PLN billion	1.6
Value of 62.99 % of equity as of 30 May 2005 after conversion to PLN billion at the exchange rate effective for that date*	3.2
Excess value of acquired assets over total acquisition price in PLN billion	1.6

*Net equity of consolidated equity of the Unipetrol Group measured in accordance with the Unipetrol Group balance sheet prepared in line with IFRSs without considering fair value of acquired assets

The total excess value of the acquired assets over acquisition price, to be established in the course of the initiated measurement processes, will be recognised in the income of the period when the acquisition was concluded.

On 24 May 2005 PKN ORLEN acquired receivables of certain entities of the Unipetrol Group ("Receivables") which nominal value as at 1 April 2004 amounted to ca. CZK 3.1 billion, EUR 9.5 million and USD 4.9 million. The total acquisition price of Receivables amounted to CZK 1.7 billion (ca. PLN 234,940,000 as at 23 May 2005).
The accompanying financial statements presents the effect of the unrealised discount of the acquired Receivables of PLN 204 million and 33 million of realised financial revenue as a discount and accrued interest.

Receivables were acquired under contracts concluded by PKN ORLEN on 4 June 2004 with Ceska Konsolidacni Agentura ("CKA"). Receivables were acquired as a result of contracts concluded on 24 May 2005.

2. Recognition of Unipetrol acquisition in the consolidated financial statements

The Unipetrol Group will be consolidated starting from the 2nd quarter and 1st half of 2005 reports, which the Company shall publish on 29 September 2005. Currently, for the first consolidation purposes, Unipetrol assets are being valued in order to define the acquisition impact in accordance with IFRS 3 "Business combinations".
These financial statements disclose the acquisition 62.99% Unipetrol shares as financial assets at the initial acquisition price.
Under the acquisition contract, certain procedures are being carried out to establish the final acquisition price, which involve audits of financial statements aiming at determination of the acquisition price of Unipetrol shares. The final acquisition price may differ from the currently presented.

3. Assets and liabilities sales agreement relating to Unipetrol shares acquisition

In 2003-2004, the former PKN ORLEN Board concluded a number of agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. relating to assets and liabilities sales of Unipetrol Group.
The present Managemennt Board of the Company, having analysed all consequences resulting from the above agreements and having consulted recognised independent experts, adopted and presented to the Supervisory Board a strategy assuming minimum negative impact for shareholders and Company related to execution of the agreements. As a consequence Management Board is exchanging formal correspondence with Agrofert Holding a.s. and ConocoPhillips and Unipetrol concerning the way of executing of the agreements obligations. Therefore the Management Board of PKN Orlen cannot disclose detailed information concerning the agreements.
As a consequence of the above mentioned agreements, PKN ORLEN created provisions to cover potential negative financial effects related to execution of the agreements.

POLSKI KONCERN NAFTOWY ORLEN S.A.
NOTES TO PRELIMINARY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the periods of 6 and 3 months ended 30 June 2005 and 30 June 2004
(all amounts in PLN thousand)

V. SEGMENT DATA

	Refining Segment				Chemical Segment			
	period of				period of			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004	
Revenues								
External sales	13 060 194	7 491 392	11 588 786	6 391 732	1 795 149	763 854	1 882 567	914 655
Intra-segment sales	1 940 926	791 819	1 911 235	1 211 094	790 183	368 937	667 441	350 764
Settlement of hedging transactions					49 330	6 931	21 241	21 241
Total revenues	15 001 120	8 283 211	13 500 021	7 602 826	2 634 662	1 139 722	2 571 249	1 286 660
Total operating cost	-13 516 125	-7 362 531	-12 381 869	-6 874 000	-2 187 850	-930 475	-2 229 441	-1 143 476
Other operating revenues	117 675	52 767	85 509	57 533	10 110	7 259	10 830	6 811
Other operating costs	-181 947	-133 825	-250 110	-234 861	-13 825	-11 173	-10 495	-7 286
Result								
Segment result	1 420 727	839 622	954 331	551 498	523 097	205 333	342 143	142 709
Non-assigned Group revenue								
Non-assigned Group cost								
Operating profit								
Financial revenues								
Financial costs								
Share in financial result of entities consolidated by equity method	7 257	7 386	-64	-123	1 312	1 400	887	846
Profit (loss) on the sale of all or part of shares of subordinated entities								
Gross profit								
Income tax								
Minority profit								
Net profit								

	Other operations				Adjustments			
	period of				period of			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004	
Revenues								
External sales	300 839	137 427	320 558	145 309				
Intra-segment sales	389 592	180 927	397 389	175 166	-3 120 701	-1 341 683	-2 976 065	-1 737 024
Settlement of hedging transactions								
Total revenues	690 431	318 354	717 947	320 475	-3 120 701	-1 341 683	-2 976 065	-1 737 024
Total operating cost	-662 290	-320 087	-670 644	-295 763	3 120 611	1 341 918	2 976 011	1 737 164
Other operating revenues	29 361	20 265	11 236	3 674				
Other operating costs	-21 367	-11 716	-28 790	-19 920				
Result								
Segment result	36 135	6 816	29 749	8 466	-90	235	-54	140
Non-assigned Group revenue								
Non-assigned Group cost								
Operating profit								
Financial revenues								
Financial costs								
Share in financial result of entities consolidated by equity method	0	0	8 082	1 501				
Profit (loss) on the sale of all or part of shares of subordinated entities								
Gross profit								
Income tax								
Minority profit								
Net profit								

	Total			
	period of			
	6 months	3 months	6 months	3 months
	ended 30 June 2005		ended 30 June 2004	
Revenues				
External sales	15 156 182	8 392 673	13 791 911	7 451 696
Intra-segment sales	0	0	0	0
Settlement of hedging transactions	49 330	6 931	21 241	21 241
Total revenues	15 205 512	8 399 604	13 813 152	7 472 937
Total operating cost	-13 165 654	-7 271 175	-12 305 143	-6 576 075
Other operating revenues	157 146	80 291	107 575	68 018
Other operating costs	-217 135	-156 714	-289 395	-262 067
Result				
Segment result	1 979 869	1 052 006	1 326 189	702 813
Non-assigned Group revenue	4 531	2 715	2 057	1 212
Non-assigned Group cost	-553 062	-414 708	-257 776	-117 304
Operating profit	**1 431 338**	**640 013**	**1 070 470**	586 721
Financial revenues	440 723	394 544	157 101	140 625
Financial costs	-227 120	-159 697	-91 259	-40 275
Share in financial result of entities consolidated by equity method	8 569	8 786	8 905	2 219
Profit (loss) on the sale of all or part of shares of subordinated entities	29 395	29 395	3 795	3 795
Gross profit	**1 682 905**	**913 041**	1 142 012	693 085
Income tax	-361 130	-219 471	-238 196	-136 076
Minority profit	-5 634	-4 538	-23 576	-6 458
Net profit	**1 316 141**	**695 108**	**880 240**	550 551

(all amounts in PLN thousand)

	Refining Segment				Chemical Segment				Other operations			
	period of				period of				period of			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004	
Expenditure on tangible fixed assets and intangibles	331 458	174 274	260 613	165 984	425 892	272 116	439 415	259 416	48 953	27 697	29 496	15 539
Expenditure on non-assigned to segments tangible fixed assets and intangibles												
Total expenditure on tangible fixed assets and intangibles												
Segment depreciation	333 533	163 547	414 234	201 742	120 625	56 772	127 397	62 752	105 476	54 361	105 221	55 420
Depreciation of non-assigned Group assets												
Total depreciation												
Non-monetary assets other than depreciation	123 415	86 839	74 301	64 346	1 033	377	7 450	6 826	74 455	63 923	13 619	5 825

	Adjustments				Total			
	period of				period of			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004	
Expenditure on tangible fixed assets and intangibles					806 303	474 087	729 524	440 939
Expenditure on non-assigned to segments tangible fixed assets and intangibles					24 638	22 380	15 616	11 845
Total expenditure on tangible fixed assets and intangibles					830 941	496 467	745 140	452 784
Segment depreciation					559 634	274 680	646 852	319 914
Depreciation of non-assigned Group assets					15 778	5 889	20 593	6 696
Total depreciation					575 412	280 569	667 445	326 610
Non-monetary assets other than depreciation					198 903	151 139	95 370	76 997

(all amounts in PLN thousand)

Geographical segments

The below table presents the Group consolidated sales by geographical segments for the period of 6 and 3 months ended 30 June 2005 and 30 June 2004.

	Sales revenues by geographical segments			
	period of			
	6 months	3 months	6 months	3 months
	ended 30 June 2005		ended 30 June 2004	
Poland	9 824 263	5 437 842	8 719 163	4 736 278
Germany	4 372 264	2 336 075	4 418 350	2 372 747
Czech Republic	267 577	193 432	288 504	245 319
Other countries	741 408	432 255	387 135	118 593
Sales revenues by geographical segments	**15 205 512**	**8 399 604**	**13 813 152**	**7 472 937**

(all amounts in PLN thousand)

VI. CONTINGENT ASSETS AND LIABILITIES

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
1. Contingent assets	**10,232**	**-**	**-**
1.1. related parties	-	-	-
1.2. other parties	10,232	-	-
2. Contingent liabilities	**1,974,293**	**1,360,697**	**1,534,299**
2.1. related parties, ncluding	1,536,705	1,232,941	1,412,127
- consolidated entities	993,322	915,231	1,098,719
2.2. other parties	437,588	127,756	131,172
3. Other	**62,730**	**76,687**	**14,940**
	------------	------------	------------
TOTAL	**2,047,255**	**1,437,384**	**1,558,239**
	======	======	======

Additional information concerning significant proceedings in front of the court, body appropriate for arbitrage proceedings or in front of public administration bodies and on other risks of the Company and its related parties are presented in Note X.

VII. SIGNIFICANT EVENTS IN THE PERIOD FROM 1 APRIL 2005 TO THE DATE OF THIS REPORT, PRESENTED IN CURRENT REPORTS

1. On 14 April 2005 an agreement was concluded between PKN ORLEN, the seller, and PERN "Przyjaźń" S.A. ("PERN"), the buyer, for sale of 24 shares in the nominal value of PLN 589,000 each and the total nominal value of PLN 14,136,000, which constituted as at the agreement date 30.77% of the share capital of Przedsiębiorstwo Przeładunku Paliw Płynnych "Naftoport" Sp. z o.o. ("Naftoport").

After the sale of shares PKN ORLEN holds 17.95% in Naftoport share capital. Other shares are held by:

a.	PERN "Przyjaźń" S.A.	67.95%
b.	Grupa LOTOS S.A.	8.97%
c.	Port Pólnocny	3.85%
d.	J & S Services Ltd.	1.28%

2. PKN ORLEN announced that on 24 May 2005 it acquired:

1) 114,224,038 bearer shares at Unipetrol a.s., of nominal value of CZK 100 each ("Unipetrol Shares"), which is about 62.99% of all issued and existing Unipetrol a.s ("Unipetrol") stock. The total acquisition cost of Unipetrol Shares amounted to CZK 11,303,886,660 (about PLN 1,562,197,136 as at 23 May 2005);

2) 745,000 bearer shares at Spolana a.s. of nominal value of CZK 655 each ("Spolana Shares"), which is 9.76% of the share capital of Spolana a.s. The total acquisition cost of Spolana Shares amounted to CZK 1.0 million (about PLN 138,200 as at 23 May 2005);

(all amounts in PLN thousand)

3) receivables from some of the Unipetrol Group entities ("Receivables"), which approximate nominal value as at 1 April 2004 amounted to CZK 3.1 billion, EUR 9.5 million and USD 4.9 million. The total acquisition cost of Receivables was CZK 1.7 billion (about PLN 234,940,000 as at 23 May 2005).

The acquisition of Unipertol Shares, Spolana Shares and Receivables are financed in 90% by PKN ORLEN own financial resources and in 10% from available credit limits.

Acquisition of Unipertol and Spolana Shares is PKN ORLEN's long-term investment.

The transaction will strengthen PKN ORLEN market position as one of the largest companies of the oil and petrochemical sector in the Central and Eastern Europe. Moreover, it places PKN ORLEN as one of the consolidation leaders in the region.

After acquisition of Unipetrol Shares, under the law of the Czech Republic, PKN ORLEN shall make a mandatory public call for minority shareholders in Unipetrol a.s. and its listed subsidiaries (Spolana a.s and Paramo a.s.).

PKN ORLEN intends to restructure the Unipetrol Group. The general assumptions underlying the projected restructuring were announced in the current report no. 41/2004 of 4 June 2004.

3. On 24 May 2005 PKN ORLEN was informed that FMR Corp. with direct and indirect subsidiaries, seated in Boston, and Fidelity International Limited with direct and indirect subsidiaries, seated in Bermuda, as at 24 May 2005 held 21,436,944 PKN ORLEN shares, which is 5.01% of the share capital, and gives title to 21,436,944 votes at the general meeting and 5.01% of the total votes at PKN ORLEN General Meeting.

4. On 1 June 2005 the District Court in Warsaw, XV Commercial Department, dismissed a suit, acting in the case Bengodi Finance Spółka Akcyjna against PKN ORLEN, on invalidity of the resolution no. 14 of 5 August 2004, adopted by the Extraordinary General Meeting of PKN ORLEN, appointing Mr Jacek Bartkiewicz as President of PKN ORLEN Supervisory Board.

5. On 9 June 2005 the District Court in Warsaw, XV Commercial Department, acting in the case no. XV GC 378/04, acknowledged the suit Bengodi Finance Spółka Akcyjna and other plaintiffs against PKN ORLEN S.A. on invalidity of the resolution no. 1 of the General Meeting of PKN ORLEN S.A. of 28 June 2004 which amended the provision in Article 7 section 11 of the Company's Articles of Association concerning limitation of some shareholders' voting rights. The Court ruled the resolution was invalid. The judgement of the first instance court is not binding.

6. On 14 June 2005 PKN ORLEN issued corporate guarantees to Holborn European Marketing Company Ltd. and Shell Deutschland Oil GmbH for the total amount of EUR 64 million and a letter of collateral to Bayerische-Hypo und Vereinsbank AG for EUR 25 million in order to secure liabilities of its German subsidiary ORLEN Deutschland A.G. resulting from trade in fuel (total about PLN 359 million). The guarantees provided to Holborn European Marketing Company Ltd. and Shell Deutschland Oil GmbH shall replace the existing security granted by the Issuer on 4 January 2005 (*cf. Current report of 5 January 2005).* The guarantees and security are valid till 31 January 2006.

7. The Ordinary General Meeting of Polski Koncern Naftowy ORLEN Spółka Akcyjna, at the sitting on 29 June 2005 appointed to the Supervisory Board:

1. Mr Adam Sęk
2. Mr Andrzej Olechowski.

8. PKN ORLEN Supervisory Board at its sitting on 19 July 2005, acting upon a motion from the Minister of Treasury, in accordance with § 9 section 1 para. 3 of the Company's Articles of Association, as from 1 August 2005 appointed Mr Dariusz Witkowski as PKN ORLEN Board Member.

(all amounts in PLN thousand)

9. On 18 July 2005 the Company was notified by the Czech Securities and Exchange Commission ("CSEC") that it had rejected PKN ORLEN's applications for obtaining a permit for mandatory public calls for shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s.

Due to acquisition, on 24 May 2005, of shares entitling PKN ORLEN to 62.99% of votes at UNIPETROL, a.s. and 9.76% of votes at SPOLANA, a.s., PKN ORLEN is required to make mandatory public calls for shares of UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s. ("Mandatory Calls").

PKN ORLEN authorised Patria Finance, a.s. to make the Mandatory Calls.
As in accordance with the Czech regulations, conditions for Mandatory Calls are subject to approval from the CSEC, the respective application was filed at the CSEC within the required period on 30 June 2005.

The prices offered by PKN ORLEN were: CZK 103 per one share of UNIPETROL, a.s., CZK 701 per one share of PARAMO, a.s. and CZK 100 per one share of SPOLANA, a.s.; the pricing was based on the DCF method, and performed by an independent Czech expert, NS Group.
The CSEC justified its decision claiming that the application was rejected mainly due to incorrect share pricing of the Czech expert, selected in September last year by PKN ORLEN in accordance with the Czech law.

Under the Czech law, PKN ORLEN should make calls for shares of UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s. within the period ending 25 July 2005.
The Company will face the following consequences if the calls are not made within the above period:

1. Within 6 months from 25 July 2005 the minority shareholders may present PKN ORLEN with a bid for their shares at the price defined by the respective regulations.
2. After 25 July 2005 to the date of Mandatory Calls, PKN ORLEN and people authorised by it may not execute their title to vote resulting from their shares in UNIPETROL, a.s. and SPOLANA, a.s. Moreover, in the discussed period the CSEC may issue a ban for PKN ORLEN preventing it to benefit from any other rights to which it is entitled due to the held shares.
3. If the CSEC regards it necessary for protection of other shareholders, lenders or employees, it may decide to prohibit PKN ORLEN to execute its title to vote for one year.
4. The CESC may impose a fine on PKN ORLEN.

PKN ORLEN does not intend to appeal against the decision, yet to prepare a new application acknowledging recommendations contained in the CSEC decision. PKN ORLEN is also going to refer to the CSEC to withhold the ban on title to vote resulting from ownership of UNIPETROL and SPOLANA shares.

10. PKN ORLEN Board announces that on 12 August 2005 the Company reapplied to the Czech Securities and Exchange Commission for a permit to make Mandatory Calls for shares issued by UNIPETROL, PARAMO, a.s. and SPOLANA, a.s.

The prices offered by PKN ORLEN are: CZK 135 for 1 UNIPETROL share, CZK 978 per one share of PARAMO, a.s. and CZK 155 per one share of SPOLANA, a.s.

The previously filed applications were rejected by the CSEC due to an improper pricing method adopted by a independent Czech expert, NS Group. PKN ORLEN, acting in accordance with the best transparency standards, did all it could to prepare the new applications with due care and diligence and hopes that offered prices reflect the pricing methods required by the CSEC.

The CSEC issues its decisions within 8-13 working days form the application filing date.

(all amounts in PLN thousand)

VIII. SHAREHOLDERS HOLDING DIRECTLY OR INDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL MEETING AS AT THE DATE OF FILING THE REPORT

Shareholder	% of votes at the GSM at the prior quarter report filing date *	Number of shares at the prior quarter report filing date *	Change of % in the period 15 April 2005 – 1 August 2005	% of votes at GSM at the report filing date **	Number of shares at the report filing date **
Nafta Polska S.A.	17.32%	74,076,299	-	17.32%	74,076,299
State Treasury	10.20%	43,633,897	-	10.20%	43,633,897
The Bank of New York (holders of GDRs)	12.28%	52,516,140	0.12	12.40%	53,034,562
Other	60.20%	257,482,725	(0.12)	60.08%	256,964,303
Total	100%	427,709,061	-	100%	427,709,061

* Data as at 15 April 2005
** Data as at 1 August 2005

In accordance with the current report no. 54/2003 filed on 4 July 2003, Commercial Union OFE BPH CU WBK as at 1 July 2003 held 21,533,539 shares of PKN ORLEN S.A., which is 5.035% (considering increase of PKN ORLEN S.A. share capital of 20 November 2003) of the total votes at the General Shareholders' Meeting of PKN ORLEN S.A.
In compliance with the current report no. 19/2005 filed on 7 March 2005, Commercial Union OFE BPH CU WBK on 2 March 2005 held 21,040,915 shares of PKN ORLENS.A., which is 4.92% of PKN ORLEN S.A. share capital.
In accordance with the current report no. 33/2005, filed on 25 May 2005, FMR Corp. with direct and indirect subsidiaries, seated in Boston, and Fidelity International Limited with direct and indirect subsidiaries, seated in Bermuda, as at 24 May 2005 held 21,436,944 PKN ORLEN shares, which is 5.01% of the share capital, and gives title to 21,436,944 votes at the general meeting and 5.01% of the total votes at PKN ORLEN General Meeting.
The percentage participation of the above shareholders in the Company's share capital is compatible with the percentage of votes at the General Shareholders' Meeting as at this report filing date.

IX. CHANGES IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE BOARD OF DIRECTORS AND SUPERVISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS

The number of shares held by the Board of Directors and Supervisory Board in the second quarter 2005:

	Number of shares, options as of the date of the prior quarter report filing *	Acquisition	Disposal	Increase due to changes in composition	Decrease due to changes in composition	Number of shares as at the date of report filing **
Board of Directors	-	-	-	-	-	-
Supervisory Board	2,950	-	-	-		2,950

* Data as at 15 April 2005
** Data as at 1 August 2005

(all amounts in PLN thousand)

X. INFORMATION CONCERNING SIGNIFICANT PROCEEDINGS IN FRONT OF THE COURT, BODY APPROPRIATE FOR ARBITRAGE PROCEEDINGS OR IN FRONT OF PUBLIC ADMINISTRATION BODIES AND ON OTHER RISKS OF THE COMPANY AND ITS RELATED PARTIES

1. On 15 October 2004, the Head of the Customs Office in Kraków instituted tax proceedings in order to determine the excise tax liability at Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-June 2004 at about PLN 60 million. According to the Board of Directors of Rafineria Trzebinia S.A., the company possesses all necessary expertises confirming correctness of the applied classification of goods taxed with 0% rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and to suspend execution of the decision until the date of settling the matter in the court of second instance.

   On 5 May 2005, in reply to its motion, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

   On 9 May 2005 the Director of the Customs Chamber in Kraków, having examined the Company's appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.

   On 28 July 2005 the Head of the Customs Office in Kraków, upon receipt of the Customs Chamber decision, without providing any further evidence in the case determined an excise tax liability for May-September 2004 at total PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary legal opinions confirming correctness of the applied classification of goods taxable with 0% rate, which according to the Management Board guarantees a positive outcome of the proceedings.

   On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and a motion to suspend execution of the decisions until the case would be decided by the second instance authority.

   As at the date of preparation of these preliminary condensed consolidated financial statements, the outcome of the above appeal was not known.

   Currently, apart from the aforementioned proceedings initiated by the Customs Office in Kraków, acting under the authorisation from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003.

   As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods were not known.

   On 25 November 2004, the Supervisory Board of Rafineria Trzebinia S.A. adopted a resolution on performing a tax audit for the period from 2000 to 2004, including a review of correctness of procedures and tax settlement to be summarised in "Report on agreed upon procedures concerning review of control procedures at Rafineria Trzebinia S.A.". The 2000-2004 tax audit was completed and its results presented to the Supervisory Board.

   On 22 April 2005, having received the first stage report on control procedures, the Supervisory Board of Rafineria Trzebinia ordered the second detailed stage of the "Report on agreed upon procedures" which would involve an analysis of transactions in the selected areas of the company's activity. As at the date of these preliminary condensed consolidated financial statements the final outcome of the second stage control was not yet known.

2. In accordance with an agreement of 20 December 2002, Tankpol Sp. z o.o. ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in exchange for receivables from Tankpol. On 30 October 2003, a suit was filed at court against PKN ORLEN for compensation of PLN 69.898 thousand or return of the transferred shares. On 26 January 2004 Tankpol modified its claim and demanded PLN 36.383 thousand or return the transferred shares. Tankpol supported the suit with a new valuation of Petrotank for PLN 232.147 thousand. As a result of the proceedings, on 22 March 2005 the Court dismissed Tankpol Sp. z o.o. suit against which Tankpol appealed. In the view of the Management Board, based on an independent legal opinion, the final result of the dispute should not have a material impact on the presented financial results or settlements' balances.

(all amounts in PLN thousand)

3. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111.5 million and was calculated as a sum of par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.
   On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the invalidity of the shares sales agreement.
   On 26 April 2005 the Company received a sentence of the Arbitration Court of the Polish Chamber of Commerce. The sentence of the arbitration court is unfavourable for the Company. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable was changed. The Company provided an allowance for receivable in the amount of PLN 111.5 million presented in the financial statements for the year 2004.
   On 20 May 2005 the Company filed a complaint at the District Court in Warsaw for quash the above judgement of the arbitration court and applied for suspending the execution of the court sentence.
   On 26 June 2005, the District Court rejected the application for suspending of execution of the arbitration court judgement.
   On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111.5 million.
   On 8 August 2005 PKN ORLEN received PSE letter where PSE stated it was not bound to settle the penalty.
   On 5 August 2005 PKN ORLEN filed at the Arbitration Court at the Polish Chamber of Commerce in Warsaw a suit for adjudication of the contractual penalty of PLN 111.5 million.
   Up to the date of these financial statements the Arbitration Court at the PCC did not issue its judgement on PKN ORLEN suit.

4. According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No 1 dated 15 January 2001), the method of calculation of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of the Chairmen of the Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN S.A. was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. Zaklad Energetyczny Plock S.A. called on PKN ORLEN S.A. to compromise agreement, as the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A. The Company's Management estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created provision for that purpose in the amount of PLN 9,781 thousand.
   As a consequence of the negative court decision PKN ORLEN S.A. was obliged to pay a liability connected with the so called system fee to Zaklad Energetyczny Plock S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for business risks was inceased by PLN 28,179 thousand to cover the whole claim.
   The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN is an outside intervener, is decided. On 3 August 2005 a complaint was filed against the above decision of stay of proceedings.

5. As at the date of the report, the Company was a party in two anti-trust proceedings.

   Upon to the decision of the Chairman of the Office for Protection of Competition and Consumer ("OPCC") from 21 March 2005, an anti-trust proceeding was started in connection with a suspicion that PKN ORLEN S.A. in Plock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of gasoline Univerasl 95 through an unanimous decision to give up production and distribution of gasoline Universal 95 and eliminating the competition on the domestic sale market of gasoline Universal 95 as well as excluding the risk of the market take-over by the competition. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by OPCC. Answers to the further questions made by OPCC were sent on 5 May 2005.
   The proceedings to take evidence are pending. They are prolonged due to motions filed by PKN ORLEN in order to limit access rights to evidence and due to respective decisions which are to be issued in this respect

(all amounts in PLN thousand)

by the President of the OPCC and which may be sued at the Consumer and Competition Court. As the proceedings are at their earliest stage, it is difficult to assess the risk that PKN ORLEN may be fined.

On 21 March 2005, the Company received a letter in which the Chairman of the OPCC requested information on monoethylene glycol and "Petrygo" radiator liquid market in years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze liquid to radiators "Petrygo" and prices for monoethylene glycols. In these proceedings OPCC issued a decision imposing penalty in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the negative decision of OPCC. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which accused PKN ORLEN of applying monopolistic practice, annulling at the same time the cash penalty. Consequently in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the District Court from 13 August 2001. The case was conducted again by District Court in Warsaw and Anti-Trust Court, which on the hearing on 21 July 2004 pronounced the judgement again revoking the complaint decision of OPCC.

Due to the received letter PKN ORLEN S.A. answered the questions of OPCC on 11 April 2005. Simultaneously OPCC approved prolongation of the period for giving answers up to 6 May 2005 concerning determining the proper geographical market of monoethylene glycol. A response defining adequate geographical market of monoethylene glycol was sent to OPCC on 6 May 2005. Upon the OPCC's request, additional information was provided on 18 May 2005.

The proceedings to take evidence are still pending. They are prolonged due to motions filed by PKN ORLEN and the petitioner in order to limit access rights to evidence and due to respective decisions that need to be issued in this respect by the President of the OPCC and which may be sued at the Consumer and Competition Court.

As the above proceedings are at their initial stage it is difficult to assess the risk of a fine which might again be imposed on PKN ORLEN. Due to elapse of time and considerable changes in the business environment where PKN ORLEN operates, the risk of a fine is still insignificant.

In both proceedings PKN ORLEN S.A. is represented by the legal office Kancelaria Adwokacka Prawa i Konkurencji based on the power of attorney granted by the Company's Board.

The financial statements do not include provisions related to the above proceedings as in the view of PKN ORLEN S.A. Management, supported by an independent legal opinion, risk that the Company would be charged with a fine is limited.

6. On 13 December 2004, the Supervisory Board of Orlen Oil Sp. z o.o. adopted a resolution to conduct a tax audit for the period from 2000 to the present date, including the control of correctness of the Company's procedures and controls of settling tax liabilities which would be summarised in "Report on agreed upon procedures concerning review of control procedures at Orlen Oil Sp. z o.o." As at the date of preparation of these condensed consolidated financial statements, the tax audit did not reveal any material risks.

7. On 17 December 2004 the Supervisory Board of Rafineria Nafty Jedlicze S.A. adopted a resolution to conduct a tax audit for the period from 2000 to the present date, which would verify correctness of the Company's procedures and tax settlements and be summarised in "Report on agreed upon procedures concerning review of control procedures at Rafineria Nafty Jedlicze S.A." As at the date of preparation of these condensed consolidated financial statements, the tax audit did not disclose risks which estimated value would have a significant impact on the company's operations.

8. According to the Management Board, the pending proceedings do not provide grounds to claim that they concern issues which could have a material impact on true and fair view of the condensed consolidated financial statements of the Group for the period ended 30 June 2005. The proceedings are not instituted against the Company.

9. In accordance with the Decree on Investment Expenditure and in line with article 18a of the Corporate Income Tax Act (in force till 31 December 1999) and article 3.1 of the Amendment of 20 November 1999 to the Corporate Income Tax Act (in force from 1 January 2000), the taxpayer is entitled to deduct investment expenditures from the tax base in a given tax year and in the following tax year half of the previously deducted amount, i.e. the so-called investment premium. In the years 1998-2003, the Group companies benefited from their entitlement to the following investment relieves and premiums (amounts deducted from income):

(all amounts in PLN thousand)

PKN Group	Investment Relief	Investment premium
2001	98,927	43,750
2002	14,234	49,222
2003	-	6,923
Total	113,161	99,895

The relieves and premiums are conditional. The Corporate Income Tax Act assumes the loss of entitlement to investment relieves if any of the following events occurs within three years from the end of the tax year when the relief has been exercised:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and social insurance liabilities; in respect to VAT, the arrears may not exceed 3% of the output tax,

2) taxpayers transfer – in any form – ownership title to assets to which income deductions or tax exemptions relate; this does not refer to transfer of ownership resulting from a change in the legal personality, business combinations or separation of business entities carried out in compliance with the Commercial Code's regulations'

3) there are no longer grounds for recognition as the taxpayer's assets those fixed assets which have been adopted for chargeable use under tenancy, lease or similar agreements,

4) the taxpayer is subject to liquidation proceedings or its bankruptcy has been declared,

5) the taxpayer receives any form of reimbursement of investment expenditure.

Tax authorities may also deny a claim to tax allowances if the tax payer has been charged with outstanding tax liabilities at the moment in which the tax incentives deduction were recognized.

In accordance with the Amendment of 20 November 1998 to the Corporate Income Tax Act (Journal of Laws No. 144, item 931) when the title to deductions made under Art.18a of the Corporate Income Tax Act (in force till 31 December 1999) and Art. 3.1 of the Amendment of 20 November 1999 to the Corporate Income Tax Act (in force from 1 January 2000) no longer exists due to circumstances discussed under paragraph 1) above, it is assumed that the title is not lost if the taxpayer makes adjustments to its tax return and settles the tax arrears with accrued interest or settles the arrears with interest within 14 days from the decision of the first instance authority defining the tax liability.

10. Poland has currently a number of regulations in force concerning value added tax, excise duty, corporate income tax and social security. The tax law is often amended, which results in unclearness and inconsistencies. The frequent discrepancies in tax law interpretations provided by state authorities and taxpayers generate uncertainty and conflicts concerning the interpreted issues. Tax settlements and other regulated areas of activity (for instance customs and foreign exchange control) are controlled by the respective authorities which are entitled by law to impose high fines, penalties and related interest. Due to the above, the tax risk in Poland is substantially higher than typical for countries with better developed taxation systems.

There are no formal procedures in Poland for determining the final taxation charge. Tax settlements may be subject to tax control over five years since the end of the calendar year when the tax liability reached its maturity. There is a risk that respective authorities adopt a different interpretation of the tax law than the Group companies, which could have a significant impact on their tax liabilities.

(all amounts in PLN thousand)

XI. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND RELATED PARTIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

During the period from 1 January to 30 June 2005, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or related entities, of the value exceeding 10% of the Company's equity.

XII. RELATED PARTIES

1. Information about unusual related parties transactions

During the period from 1 January to 30 June 2005, there were no unusual related party transactions concluded between related parties within the Group, where the transaction would exceed EUR 500 thousand, except for a short-term EUR 60 million loan granted to ORLEN Deutschland on 23 December 2004. The repayment was made on 14 February 2005 and interest was paid on 24 February 2005.
The transactions concluded within the Group were trade transactions resulting from the type of activity of the particular Group's entities.

2. Information on significant related party transactions

a) Transactions with Members of the Company's Board of Directors and Supervisory Board, their spouses, siblings, ascendant relatives, descendants or their other relatives

In the periods of 6 months ended 30 June 2005 and 30 June 2004, there were no significant transactions identified with Members of the Company's Board of Directors and Supervisory Board, their spouses, siblings, ascendant relatives, descendants or their other relatives.

b) Transactions of the Company's Supervisory Personnel with the related parties

In the second quarter of 2005 the Company obtained statements of related party transactions in a more extensive scope as required under the new IAS 24 "Related Party Disclosures".

	Sales	Purchases	Receivables	Liabilities	Dividend paid
Legal persons *	12,598	24,242	-	-	-
Natural persons **	443	-	-	-	-

* Transactions in the period of activity of members of the Company's supervisory bodies
** During the period covered by the condensed consolidated financial statements the concluded transactions did not equal or exceed EUR 500 thousand.

c) Transactions of the Company's key management personnel with related parties

In the second quarter of 2005 members of the Company's key management did not conclude significant transactions with related parties as provided for in IAS 24 "Related Party Disclosures".

(all amounts in PLN thousand)

d) Transactions of the Company with related parties in the period from 1 January to 30 June 2005 and the settlement balances as at 30 June 2005

	PKN ORLEN GROUP					
	Consolidated subsidiaries 1)	Consolidated associates 2)	Non-consolidated subsidiaries 1)	Non-consolidated associates 2)	Consolidated jointly controlled entities 3)	Total related parties
Sales	1.539.978	1.142	34.828	36	361.764	1.937.748
Purchases	361.458	31.688	41.718	137	3.071	438.072
Financial revenues from interest	3.627	11	1	-	39	3.678
Financial expenses on interest	(39)	-	2	-	-	(37)
Gross short-term receivables	507.849	4.892	405.247	57	76.053	994.098
Short-term liabilities	76.922	7.332	10.291	97	144	94.786
Gross long-term receivables	30.850	-	47.830	-	-	78.680
Long-term liabilities	-	-	-	-	-	-

1) Parent Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members
2) Parent Company executes considerable control in supervisory bodies via its representatives
3) Parent Company executes a joint control over the entities under the deed of association

3. Remuneration, including bonuses from profit paid to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24

Management Board remuneration includes salaries, bonuses, annual bonus and equivalent for unused annual holiday.

The remuneration paid to the Board of Directors, Supervisory Board and key executive personnel amounted to:

	for 6 months ended 30 June 2005 (unaudited)	for 6 months ended 30 June 2004 (unaudited)
Parent's Board of Directors*	11,490	11,375
Parent's Supervisory Board	400	436
Parent's key executive personnel **	8,680	5,998
Group entities' key executive personnel ***	18,884	20,337
Total	**39,454**	**38,146**

* In the period of 6 months ended 30 June 2005 the remuneration to former Board members amounted to PLN 7.008 thousand.
** In the period of 6 months ended 30 June 2004 the remuneration was paid to 27 members of key executive personnel and in the period of 6 months ended 30 June 2005 to 34 members
*** Management Boards, Supervisory Boards and key executive personnel of the Group companies

XIII. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S EQUITY GRANTED BY PARENT COMPANY OR ITS SUBSIDIARIES TO A THIRD ENTITY OR ITS SUBSIDIARY

In the period from 1 January to 30 June 2005 the Company and its subsidiaries within the Group did not grant loan security, or guarantees to another entity or its subsidiary, where the value of security or guarantee would constitute at least 10% of the Company's equity, except collaterals provided by PKN ORLEN under the share pledge agreement of 19 December 2003, securing Basell ORLEN Polyolefins Sp. z o.o. repayment of current and future claims to which the pledgee is entitled due to the financial collateral agreement concluded between entities financing BOP up to the highest securing amount of EUR 750 million.

XIV. SEASONAL OR CYCLICAL CHARACTER OF THE ISSUER'S OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character of its operations.

XV. EVENTS AFTER THE BALANCE SHEET DATE

a) Changes in the Parent's Board of Directors and Supervisory Board

Changes in the Parent's Board of Directors and Supervisory Board are discussed in detail under Note VII.

XVI. IMPACT ON PRIOR RESULTS

Due to the fact that beginning from 1 January 2005 the Group for statutory purposes has been preparing its consolidated financial statements in accordance with the IFRSs, the below differences concern mainly those identified and reported by the Group between the IFRSs and the PASs with respect to changes in the equity opening balance as at 1 January 2005 and net profit comparative data for the period ended 31 December 2004. Section II also presents the differences which have been identified by the Group, as discussed in detail in that section, but they were not presented in these condensed consolidated financial statements.

	Net profit for 12 months period ended 31 December 2004 (unaudited)	Net profit for 6 months ended 30 June 2004 (unaudited)	Net profit for 3 months ended 30 June 2004 (unaudited)
Consolidated according to PASs	2,588,981	1,028,855	647,088
Withdrawing of capitalised borrowing costs	8,011	3,667	1,511
Deferred tax on capitalised financial expenses	(1,522)	(697)	(287)
Measurement of fixed assets at fair value	(155,004)	(69,078)	(26,698)
Deferred tax on remeasurement of fixed assets at fair value	30,413	13,549	6,741
Alternative treatment of surplus of fair value of identifiable assets, liabilities and contingent liabilities over purchases price	(27,758)	(17,728)	(10,626)
Withdrawing of goodwill's write-offs	5,765	2,814	1,341
Impairment of ORLEN Deutschland AG fixed assets	(65,381)	(65,381)	(65,381)
Distribution of profit other than dividends	(4,176)	(4,176)	(4,176)
Other	5,654	(11,585)	1,038
Consolidated according to IFRSs	**2,384,983**	**880,240**	**550,551**

	Net assets as at 31 December 2004 (unaudited)	Net assets as at 30 June 2004 (unaudited)	Net assets as at 1 January 2004 (unaudited)
Consolidated in accordance with PASs	11,826,556	10,330,621	9,581,948
Withdrawing of capitalised borrowing costs	(63,745)	(68,088)	(71,755)
Deferred tax on capitalised financial expenses	12,111	12,937	13,633
Measurement of fixed assets at fair value	1,122,628	1,208,403	1,278,183
Deferred tax on remeasurement of fixed assets at fair value	(204,506)	(221,372)	(234,920)
Alternative treatment of surplus of fair value of identifiable assets, liabilities and contingent liabilities over purchases price	273,611	283,641	301,369
Withdrawing of goodwill's write-offs	5,765	2,814	-
Impairment of ORLEN Deutschland AG fixed assets	(65,381)	(65,381)	-
Other	70,563	53,324	61,170
Consolidated according to IFRSs	**12,977,602**	**11,536,899**	**10,929,628**

a. Withdrawing of capitalised borrowing costs

In accordance with the PASs financial expenses resulting from investment loans were stated as investment expenditure. Other financial expenses were recognised in the profit and loss when incurred. In financial statements prepared in compliance with the IFRSs, cost of loans and borrowings, including foreign exchange

differences related to loans and borrowings in foreign currencies, are recognised in the profit and loss statement in the period to which they refer.

b. Alternative treatment of surplus of fair value of identifiable assets, liabilities and contingent liabilities over purchase price

In accordance with the PASs the Company stated as revenues the excess of fair value of identifiable assets, liabilities and contingent liabilities above purchase cost over the period from 2 to 5 years.
Under IFRS 3, the excess of fair value of identifiable assets, liabilities and contingent liabilities above purchase price was recognised as retained earnings.

c. Withdrawing of goodwill's write offs

In accordance with the PASs goodwill was depreciated by straight line method over the period no longer than 5 years and presented in the profit and loss as other operating expenses. In the financial statements prepared in compliance with IFRSs, goodwill was not depreciated but decreased by impairment losses.

d. Impairment of ORLEN Deutschland AG fixed assets

Due to the change in the policy discussed in detail under b) above, as at 1 January 2005 ORLEN Deutschland AG recognised as equity an excess of net fair value for identifiable assets, liabilities and contingent liabilities above acquisition cost. Consequently, for the purpose of consolidated annual financial statements the allowance for ORLEN Deutschland AG fixed assets was increased by the amount reflecting the above change in the accounting principles and recognised in 2004 financial result.

e. Consolidation of BOP by proportionate method

PKN ORLEN S.A. possesses a 50% share in a joint-venture enterprise, Basell ORLEN Polyolefins Sp. z o.o., engaged in manufacture, distribution and sale of polyolefins.
In accordance with the records presented for the second quarter of 2004 and the second quarter of 2005, Basell ORLEN Polyolefins Sp. z o.o. has been consolidated by proportionate method. In the prior periods the company was presented in line with the equity method.
As at 30 June 2005 and 31 December 2004 and for the periods of 6 and 3 months ended 30 June 2005 and 30 June 2004, the Group share in assets, liabilities, revenues and costs of BOP presented as follows:

	30 June 2005 (unaudited)	31 June 2004 (unaudited)
Current assets	152,996	168,681
Fixed assets	929,818	860,901
Short-term liabilities	90,370	152,590
Long-term liabilities	459,799	346,785

	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)
Revenue	253,802	116,551	240,067	116,398
Cost of goods and materials sold	(223,618)	(110,318)	(209,690)	(103,717)
Management overheads	(4,321)	(2,546)	(3,526)	(1,892)
Financial costs	(13,925)	(7,559)	(5,936)	5,610
Profit before tax	12,032	1,017	22,487	17,651
Statutory liabilities	(2,094)	276	(4,318)	(1,524)
Net profit	9,939	(700)	18,170	16,129

XVII. SUPPLEMENTARY INFORMATION

a) Restructuring of the southern assets

Rafineria Nafty Jedlicze, Rafineria Trzebinia and ORLEN OIL participate in the Project of "Restructuring of southern assets of the PKN ORLEN S.A. Group". The Project aims at optimisation and consolidation of manufacture and sale of fuel, motor and lubricating oils and paraffin at the PKN ORLEN S.A. Group.
On 5 July 2005 the Board of Directors adopted "Restructuring plan for southern assets" thus accepting the restructuring objectives.

b) Polkomtel S.A.

Polish shareholders of Polkomtel S.A. agreed as at 17 December 2004 that Polkomtel S.A. shares should be publicly listed. During this reporting period all mentioned above parties cooperated in equity restructuring of Polkomtel S.A. Financial and legal advisors made relevant analyses and estimates of different options for public quote of Polkomtel S.A. shares, in particular by sale of all or a portion of the shares to Vodafone and TDC.
KGHM Polska Miedź S.A., PKN ORLEN S.A., Polskie Sieci Elektroenergetyczne S.A. and Węglokoks S.A. concluded "Shareholders' Cooperation Agreement in Restructuring of Polkomtel S.A. Share Capital." Negotiations with foreign shareholders are being carried out in order to define conditions for obtaining the optimum value of Polkomtel S.A. shares.

VIII. The capital Group performance within Q2 2005 including factors and events materially influencing the recorded financial results

Financial Highlights

ORLEN Group	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Sales revenue	15,205,512	4,788,534	8,399,604	2,560,152	13,813,152	3,582,156	7,472,937	1,920,027	10.1%	33.7%	12.4%	33.3%
EBITDA[2]	2,006,750	631,968	920,582	280,588	1,737,915	450,692	913,331	234,663	15.5%	40.2%	0.8%	19.6%
Operating profit/(loss)	1,431,338	450,758	640,013	195,072	1,070,470	277,604	586,721	150,747	33.7%	62.4%	9.1%	29.4%
Financial expenses	227,120	71,525	159,697	48,675	98,259	25,481	35,703	9,173	131.1%	180.7%	347.3%	430.6 %
Net profit (loss)	1,316,141	414,480	698,108	212,779	880,240	228,272	550,551	141,453	49.5%	81.6%	26.8%	50.4%
Net profit (loss) according to LIFO method	764,049	240,615	369,192	112,528	636,819	165,146	397,702	102,182	20.0%	45.7%	-7.2%	10.1%
Operating cash flow	1,276,222	401,909	711,819	216,958	1,738,442	450,829	1,110,413	285,299	-26.6%	-10.9%	-35.9%	24.0%

(1) *The following average exchange rates were used for the conversion of the amounts denominated in USD: 6 months 2005 – PLN 3.1754, 6 months 2004 – PLN 3.8561, 3 months 2005 – PLN 3.2809, 3 months 2004 – PLN 3.8921.*

(2) *EBITDA = OPERATING PROFIT + AMORTISATION/DEPRECIATION*

- **Refining (Production + Wholesale):** In Q2 2005, the segment's financial result gained PLN 215m year on year, chiefly as a result of such factors as an increase in commodity margins on refinery products, a higher URAL/Brent differential, and lower operating expenses. The rising oil prices favourably affected the result computed with the weighted average method (effect of the LIFO method on EBIT: (-)PLN 406m).
- **Refining (Retail):** A PLN 73m improvement of the segment's financial performance in Q2 2005 year on year, foremost driven by disclosing in Q2 2004 a PLN 65m provision created by ORLEN Deutschland.
- **Petrochemicals:** Q2 2005 saw the segment's financial result growing relative to the analogous quarter of 2004 (up by PLN 62m) on stronger demand for the key petrochemical products.
- **Other Activities:** A 0.7% drop in revenue, accompanied by an 8.2% rise in the segment's costs, had an adverse effect on its financial result. The segment posted a PLN 2m decrease in its profits.
- **Inland Premium:** In Q2 2005, the inland premium went up by PLN 35m (37.9%), year on year.
- **Profit on Sales:** A 16.3% increase in the profit on sales in Q2 2005 in relation to Q2 2004, attributable mainly to positive market trends and efficiency-improvement measures.
- **Operating Profit (EBIT):** Up by 9.1% on Q2 2004; net of growth of business risk provision, the increase is 73.2%.
- **Net Profit:** The Q2 2005 net profit stood at PLN 698m, an improvement of PLN 147m on Q2 2004; net of growth of business risk provision, the increase is PLN 510m, driven chiefly by the high operating profit.
- **Net Operating Cash Flow:** A PLN 399m fall in cash generated in Q2 2005, year on year, following primarily from lower liabilities.
- **CAPEX (expenditure on property, plant and equipment and intangible assets):** A PLN 44m increase in CAPEX in Q2 2005 over Q2 2004, caused mainly by the higher expenditure in the Petrochemicals and Refining (Production + Wholesale) segments.
- **Operating Expenses Reduction Programme:** In Q2 2005, the implementation of the Programme led to PLN 210m cost savings, against PLN 163m in Q2 2004 (relative to the reference value, that is the costs incurred in 2002).

- **Upgrade and Maintenance Shutdowns** – Combined effect of the scheduled upgrade shutdown of the Olefin II petrochemical plant the maintenance shutdown of the HOG plant was PLN 140m (adverse effect on PKN Orlen's operating profit).

„In Q2 2005, we pressed ahead with our value development strategy announced at the beginning of the year. We are working on a number of initiatives aimed at enhancing the Group's operating efficiency. New projects supporting our core business on the home markets are underway, and opportunities for expansion into new areas and markets are being explored.

The Management Board sees it as its priority to integrate the Unipetrol holding in the most efficient way possible. On June 8th 2005, we launched the previously developed new management model for the combined companies. Twenty-four Polish-Czech teams are examining the value-creation potential and, as originally announced, are preparing a business plan, to be presented in late September. We will make a mandatory tender offer for minority shares. The existence of agreements with Agrofert and ConocoPhillips, which has recently been exposed in the media, has not affected the Management Board's positive opinion on PKN's presence on the Czech market. The Management Board believes that a satisfactory return on this investment may be achieved.

On June 29th 2005, our shareholders approved an amendment to the Articles of Association concerning the new regional structure of PKN Orlen. The successful restructuring at the regional level will streamline the operational management processes. We are reshaping and optimising our retail network by setting up new locations and centralising the support functions.

As part of our restructuring efforts at the Group level, in H1 2005 we disposed of five companies and commenced the process of exiting nine undertakings. We changed composition of the supervisory boards at all of the Group companies and assigned responsibility for the undertakings to particular business segments at the PKN Orlen level. We also assessed members of the companies' management boards using the assessment centre and personnel audit methods.

On August 1st, we implemented the Management by Objectives system, a new assessment and incentive scheme for our executive staff to support the pursuance of our strategy and develop a new business-oriented corporate culture. The system aims at developing a transparent and objective remuneration model for the management staff.

We are introducing the best procurement practices using the state-of-the-art technology solutions. We started to hold internet auctions to facilitate purchases on the most favourable terms.

In Q2 2005, we also prepared OPTIMA, a new cost-saving scheme for the Group, which will be a continuation and extension of the comprehensive Operating Expenses Reduction Programme. OPTIMA is expected to usher in PLN 1.2bn savings in operating expenses and capital expenditure by 2009.

We are participating in the process of disposal of a 51% interest in Tupras, a refining business, by the government of Turkey. With a view to strengthening our position in the retail segment, we are also participating in retail assets disposal processes currently underway in Germany and the Czech Republic.

The continued favourable conditions in the oil refining and petrochemical sectors, coupled with the further internal restructuring of PKN ORLEN, enabled us to post good financial results for yet another consecutive quarter. In Q2 2005, sales revenue gained 12.4%, while net profit rose 26.3%, year on year. It is noteworthy that the results would be markedly higher but for the provision related to the disposal of Unipetrol assets. Our ROACE margin was 14%.

The growing demand for oil products with the shrinking available capacity in the oil production and refining segments drove the strong growth of the feedstock prices and supported the refining margins at the satisfactory levels. The rising oil prices and continued mismatch in the quality structure of supply and demand led to an enhancement of the differential between high-quality oil (low sulphur content, higher light-product yields) and low-quality feedstock as compared with Q2 2004. For example, the URAL/Brent differential rose by 0.50 USD/bbl. Obviously, such a development is to the benefit of refineries capable of processing lower-quality oil.

As previously expected, the favourable climate in the refining sector was accompanied by an upward trend on the petrochemical market. However, in Poland we experienced adverse market conditions for oil refiners, such as the strengthening of the Polish złoty (up to PLN/USD 3.28 and PLN/EUR 4.13) or the projected economic slowdown which directly affected demand for fuels.

As announced at the time of publication of the Q4 2004 results, in connection with the maintenance shutdowns e.g. of the ethylene and propylene plant, planned for the summer months, in Q2 2005 the sales of refining products increased by 9.6% while those of chemical products went down by 13.5% over Q2 2004. The cost savings in all segments grew by PLN 47m in Q2 2005, year on year.

Since January 1st 2005, we have applied the International Financial Reporting Standards. The abridged consolidated financial statements contain all the adjustments ensuring a true and fair presentation of the consolidated accounts, except the full adjustments required under IAS 29 and IAS 16 and the valuation of the

land perpetual usufruct rights required under IFRS 1. We expect to complete the full implementation of IFRS for statutory reporting purposes by the end of 2005. An important change is the consolidation of BOP, our subsidiary involved in the production and marketing of polyolefins, with the proportionate consolidation method. In 2004, BOP was consolidated with the equity method."

Financials by Area of Activity

Market Overview

In the second quarter of 2005, the average price of Brent was USD 51.66/bbl, having gone up by USD 16.31/bbl (48.7%) year on year. The rise went hand in hand with a higher URAL/Brent differential, which moved from USD 3.10/bbl in Q2 2004 to USD 3.60/bbl in Q2 2005. During the second quarter of 2005, the average commodity price of gasoline was USD 515.89/t (a USD 104.40, or 25.4%, increase over Q2 2004). In the same period, a material rise was recorded in the commodity prices of diesel fuel and Ekoterm, by USD 187.84/t and USD 170.58/t, respectively (or by 54.6% and 53.6%). Year on year, the commodity margins for diesel fuel, gas oil and JET A-1 aviation fuel increased substantially, by 83.7%, 91.6% and 67.0%, respectively; the commodity margin for gasoline fell by 13.1%. Growth was also reported for petrochemical commodity margins: in Q2 2005, the margins for ethylene and propylene rose by 16.9% and 34.5%, respectively. The U.S. dollar and the euro weakened against the Polish currency, by 15.7% and 12.0%, respectively (falling from PLN 3.89/USD 1 in Q2 2004 to PLN 3.28/USD 1 in Q2 2005, and from PLN 4.69/EUR 1 in Q2 2004 to PLN 4.13/EUR 1 in Q2 2005).

Based on the GUS (Central Statistics Office) data, in Q2 2005 consumer prices went up by 0.6% over Q1, while in Q2 2004 they grew by 2.0%. Compared with Q2 2004, in Q2 2005 the consumer prices were 2.3% higher. The unemployment rate at the end of Q2 2005 was 18.0%, compared with 19.4% a year before.

Based on market data provided by Samar, approx. 129.5 thousand new automobiles were sold in Poland in H1 2005, which means a nearly 33% drop year on year and is over three times lower than the number of new and pre-owned vehicles imported to Poland by individuals and independent companies. The opening of the borders for privately imported vehicles in May 2004 was yet another factor detrimental to the new automobile market.

Refining (Production + Wholesale)

Refining (Production+Wholesale)	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	10,838,630	3,413,312	6,000,702	1,828,980	9,249,297	2,398,614	5,291,536	1,359,558	17.2%	42.3%	13.4%	34.5%
Revenue sales to third parties	7,233,595	2,278,011	4,244,031	1,293,557	6,086,372	1,578,375	3,362,235	863,861	18.8%	44.3%	26.2%	49.7%
Revenue on intra-company sales*	3,605,035	1,135,301	1,756,671	535,424	3,162,925	820,239	1,929,301	495,697	14.0%	38.4%	-8.9%	8.0%
Segment's costs	9,422,241	2,967,261	5,154,061	1,570,929	8,140,474	2,111,064	4,602,747	1,182,587	15.7%	40.6%	12.0%	32.8%
Other operating income	67,557	20,591	29,707	9,055	42,722	13,021	33,008	8,481	58.1%	58.1%	-10.0%	6.8%
Other operating expenses	127,023	38,716	98,318	29,967	169,263	51,590	158,549	40,736	-25.0%	-25.0%	-38.0%	-26.4%
Segment's result **	**1,356,923**	**446,051**	**778,030**	**237,139**	**982,282**	**248,981**	**563,248**	**144,716**	**38.1%**	**79.2%**	**38.1%**	**63.9%**
Sales to third parties (thousand tonnes)	4,422		2,462		4,099		2,166		7.9%		13.7%	

**) The revenue includes the following transfers to retail: 6 months 2005 – PLN 1,681,926 thousand, 6 months 2004 – PLN 1,264,488 thousand, 3months 2005 – PLN 973,436 thousand, 3 months 2004 – PLN 726,408 thousand.*

***) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The Q2 2005 result in refining totalled PLN 778,030 thousand, rising from PLN 563,248 thousand in Q2 2004. The increase was driven by higher revenue (up by 13.4%%), while the costs and expenses of the segment grew by 12.0%. The growth of the segment's revenue and profits was a result of positive changes with respect to commodity margins for diesel fuel, Ekoterm and JET A-1 aviation fuel. On the other hand, the increase in costs was caused by such factors as the rising price of oil. The commodity Brent prices in Q2 2005 went up by 46.1% year on year. The rise was accompanied by a 16.1% increase in the URAL/Brent differential, which relatively reduced the segment's costs and boosted its profit.

In Q2 2005, the volume of gasoline and diesel fuel sold to third parties grew by 13.2% and 8.2%, respectively, in comparison with Q2 2004. In the period, growth was also seen in Ekoterm and JET A-1 sales (up by 11.9%, or 40.3 thousand tonnes, and 34.9%, or 31.8 thousand tonnes, respectively, year on year). The volume of light product sales was up by 12.0% (193.5 thousand tonnes).

In Q2 2005, implementation of the comprehensive Operating Expenses Reduction Programme ushered in savings of PLN 79,859 thousand for the segment, that is 20,725 thousand more than in the analogous period of 2004.

As at the end of June 2005, the profit posted by this segment was PLN 1,356,923 thousand, up by 38.1% on year earlier.

Refining (Retail)

Refining (Retail)	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**
Revenue, including:	5,844,415	1,840,529	3,255,945	992,394	5,515,212	1,430,256	3,037,697	780,478	6.0%	28.7%	7.2%	27.2%
Revenue sales to third parties	5,826,599	1,834,918	3,247,361	989,778	5,502,414	1,426,938	3,029,497	778,371	5.9%	28.6%	7.2%	27.2%
Revenue on intra-company sales	17,816	5,611	8,584	2,616	12,798	3,319	8,201	2,107	39.2%	69.1%	4.7%	24.2%
Segment's costs	5,775,809	1,818,923	3,181,906	969,827	5,505,085	1,427,630	2,997,662	770,191	4.9%	27.4%	6.1%	25.9%
Other operating income	50,118	15,276	23,060	7,029	42,788	13,042	24,525	6,301	17.1%	17.1%	-6.0%	11.6%
Other operating expenses	54,920	16,739	35,507	10,822	80,846	24,641	76,311	19,607	-32.1%	-32.1%	-53.5%	-44.8%
Segment's result*	**63,804**	**20,142**	**61,592**	**18,773**	**-27,931**	**-8,974**	**-11,750**	**-3,019**	**-328.4%**	**-324.4%**	**-624.2%**	**-721.8%**
Sales to third parties (thousand tonnes)	1,588		842		1,599		847		-0.7%		-0.6%	

**)The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In Q2 2005, the segment's revenue increased by PLN 218,248 thousand (7.2%) over Q2 2004, while costs gained PLN 184,245 thousand (6.1%). The stronger growth of revenue over costs is an evidence of enhanced efficiency and cost savings in this area of operations. PKN's German operations attributable to this segment brought profit of PLN 7,675 thousand (PLN 12,087 thousand in Q2 2004). In Q2 2005, the financial result of PKN ORLEN's retail segment was PLN 52,887 thousand, against PLN 45,276 thousand in Q2 2004.

The growth in segment's revenue was accompanied by an 0.6% fall in the volume of the Group's sales. In Q2 2005, the domestic retail sales rose 98.6% year on year in volume terms. In Q2 2005, the fuel margin rose by 8.5% over the corresponding period of 2004. The Group companies' sales revenue on non-fuel goods stood at PLN 211,268 thousand in Q2 2005, representing a 2.0% increase on the analogous period of 2004.

The implementation of the comprehensive Operating Expenses Reduction Programme yielded PLN 47,718 thousand in savings to the segment in Q2 2005 (Q2 2004: PLN 46,526 thousand).

All of the above factors increased the segment's Q2 2005 profit by PLN 61,592 thousand, while in Q2 2004 the loss stood at PLN 11,750 thousand. The loss was driven primarily by the adjustment of net assets of ORLEN Deutschland following from change in disclosure of negative goodwill, which increased segment's other operating expenses by PLN 65,381 thousand.

As at the end of June 2005, the segment's result was PLN 63 804 thousand, as compared with a PLN 27,931 loss in 2004.

Petrochemicals

Petrochemicals	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	2,634,662	829,710	1,139,722	347,381	2,571,249	666,800	1,286,660	330,582	2.5%	22.1%	-11.4%	5.1%
Revenue sales to third parties	1,795,149	565,330	763,854	232,818	1,882,567	488,205	914,655	235,003	-4.6%	15.8%	-16.5%	-0.9%
Revenue on intra-company sales	790,183	248,845	368,937	112,450	667,441	173,087	350,764	90,122	18.4%	43.8%	5.2%	24.8%
Settlement value of hedging transactions	49,330	15,535	6,931	2,113	21,241	5,508	21,241	5,457	132.2%	-100.0%	-67.4%	-61.3%
Segment's costs	2,107,850	663,806	930,475	283,604	2,229,441	578,160	1,143,476	293,794	-5.5%	14.8%	-18.6%	-3.5%
Other operating income	10,110	3,081	7,259	2,213	10,830	3,301	6,811	1,750	-6.6%	-6.7%	6.6%	26.5%
Other operating expenses	13,825	4,214	11,173	3,405	10,495	3,199	7,286	1,872	31.7%	31.7%	53.3%	81.9%
Segment's result *	523,097	165,904	205,333	62,584	342,143	88,743	142,709	36,666	52.9%	69.4%	43.9%	70.7%
Sales to third parties (thousand tonnes)	979		428		1,055		494		-7.2%		-13.4%	

*) *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's result for Q2 2005 was PLN 205,333 thousand, while in the corresponding quarter of 2004 it totalled PLN 142,709 thousand. The revenue on petrochemicals dropped by PLN 146,938 thousand (11.4%) with a decline in the volume of sales to external customers (by 13.4%), which was attributable to a maintenance shutdown of Olefin II – PKN ORLEN's main petrochemical (ethylene and propylene) plant. The shutdown was necessary due to the upgrade works which are to result in doubling the plant's capacity. Ethylene and propylene production must be intensified to meet the demand which will be posted by the new polyethylene and polypropylene plants currently being developed by BOP. Q2 2005 saw a decrease in the volume of sales of ethylene – by 47.2% (62.9% in value terms), glycols – by 43.1% (38.2% in value terms) and benzene – 54.9% (44.4% in value terms). PKN ORLEN had a largest contribution to the segment's result; in Q2 2005, the company's operating profit attributable to the segment was PLN 166,416 thousand, up from PLN 88,594 thousand in Q2 2004. The commodity margins were USD 542.4/t for ethylene and USD 491.1/t for propylene, which means an increase by 16.9% and 34.5%, respectively, over Q2 2004. A rise in margins was also recorded for acetone (by 24.4%) and butadiene (by 53.7%).

The implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 9,656 thousand in savings for the segment (PLN 13,303 thousand in Q2 2004).

As at the end of June 2005, the segment's result was PLN 523,097 thousand, up by 52.9% year on year.

Other Activities

Other Activities	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**
Revenue, including:	690,431	217,431	318,354	97,033	717,947	186,185	320,475	82,340	-3.8%	16.8%	-0.7%	17.8%
Revenue sales to third parties	300,839	94,741	137,427	41,887	320,558	83,130	145,309	37,334	-6.2%	14.0%	-5.4%	12.2%
Revenue on intra-company sales	389,592	122,691	180,927	55,146	397,389	103,055	175,166	45,006	-2.0%	19.1%	3.3%	22.5%
Segment's costs	662,290	208,569	320,087	97,561	670,644	173,918	295,763	75,991	-1.2%	19.9%	8.2%	28.4%
Other operating income	29,361	8,949	20,265	6,177	11,236	3,425	3,674	944	161.3%	161.3%	451.6%	554.3%
Other operating expenses	21,367	6,513	11,716	3,571	28,790	8,775	19,920	5,118	-25.8%	-25.8%	-41.2%	-30.2%
Segment's result *	**36,135**	**8,862**	**6,816**	**2,077**	**29,749**	**6,917**	**8,466**	**2,175**	**21.5%**	**28.1%**	**-19.5%**	**-4.5%**
Sales to third parties (thousand tonnes)	102		51		98		45		4.1%		13.3%	

**) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In addition to the companies involved in the production of energy and provision of services to PKN ORLEN, the "other activities" segment includes a number of undertakings which were spun off, mainly as part of the Group restructuring.

In Q2 2005, the segment sustained a loss of PLN 6,816 thousand. To compare, the profit earned in Q2 2004 was PLN 8,466 thousand. This adverse change was caused mainly by the growing feedstock cost driven by higher crude prices and the absence of any possibility to transfer the higher costs to the energy prices due to the binding regulations governing the structuring of energy tariffs.

In the period under analysis, the implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 73,149 thousand in savings for the segment, relative to PLN 44,037 thousand in Q2 2004.

As at the end of June 2005, the segment's result was PLN 36,135 thousand, which is an improvement by 21.5% year on year.

(all amounts in PLN thousand)

Financial Review

Profit and Loss Account

The profit on sales for Q2 2005 totalled PLN 1,782,611 thousand, rising by PLN 249,631 thousand (16.3%) from the result reported for Q2 2004. The improvement comes from the stronger sales of products (an increase of PLN 900,914 thousand), which was greater than the corresponding rise in cost of sales (an increase of PLN 798,796 thousand). At the same time, in Q2 2005 the Group reported an increase of PLN 25,753 thousand (0.9%) in revenue on sales of goods and materials, and a PLN 121,760 thousand (4.6%) fall in value of the goods and materials sold. In Q2 2005, there was a year-on-year increase in the Group's external sales in Refining (Production + Wholesale), where it grew by PLN 881,796 thousand (26.2%), and in Refining (Retail), where it was higher by PLN 217,865 thousand (7.2%). The rise in the value of external sales in Refining (Production + Wholesale) was accompanied by an increase in the sales volume by 13.7%, and a decrease in the sales volume in Refining (Retail) by 0.6%. The amount of revenue derived from Refining (Production + Wholesale) was affected mainly by the higher market prices of fuel.

The Q2 2005 sales of ORLEN Deutschland stood at PLN 2,240,338 thousand, while in Q2 2004 the sales amounted to PLN 2,245,543 thousand, that is down by 0.2%.

In the second quarter of 2005, the selling costs rose by PLN 17,788 thousand (3.4%) relative to Q2 2004, to amount to PLN 537,113 thousand. In the same period, the general and administrative expenses fell by PLN 34,522 thousand (14.6%) on Q2 2004, to PLN 201,887 thousand.

In Q2 2005, a loss of PLN 403,598 thousand was recorded on other operating activities. Other operating income grew by PLN 13,776 thousand, while other operating expenses gained PLN 226,849 thousand (as a result of a PLN 376,164 thousand increase in a business risk provision, and a PLN 54,187 thousand provision for the second stage of the restructuring process).

In Q2 2005, EBITDA was PLN 920,582 thousand, up by PLN 7,251 thousand on Q2 2004. It would have been PLN 383,415 higher but for the business risk provision. Operating profit (EBIT) was PLN 640,013 thousand and topped the Q2 2004 figure by PLN 53,292 thousand. Net of the increase in business risk provision, the growth would be PLN 429,456 thousand.

Financial income in the second quarter of 2005 was PLN 394,544 thousand, having risen by PLN 253,919 thousand on the Q2 2004 figure. The key driver behind the rise was a PLN 204,532 thousand unrealised discount on the acquired Unipetrol claims and PLN 83,290 thousand dividend paid by Polkomtel SA (in Q1 2004 – PLN 68,220). The Group also reported a PLN 119,422 thousand increase in financial expense over the Q2 2004 figure; the change was caused by such factors as unfavourable changes in foreign exchange losses (which pushed financial expenses up by PLN 95,219 thousand). Consequently, the profit of this segment totalled PLN 234,847 thousand in Q2 2005, while in the analogous period of 2004, the Group posted a profit of PLN 100,350 thousand.

The share of undertakings consolidated with the equity method in the financial result amounted to PLN 8,786 thousand) in Q2 2005, relative to PLN 2,219 thousand in Q2 2004.

The Q2 2005 income tax was PLN 219,471 thousand, which represents a PLN 83,395 thousand increase year on year.

The above factors produced a net profit of PLN 698,108 thousand for Q2 2005, up by PLN 147,557 on Q2 2004. Net of the business risk provision, net profit would have gone up by PLN 509,721 thousand.

As at the end of June 2005, net profit was PLN 1,316,141 thousand, which represents a 49.5% increase year on year. Net of the business risk provision, net profit would have gone up by 89.1%.

Balance Sheet

The Company prepared its condensed consolidated financial statements in accordance with the International Financial Reporting Standards in effect as at June 39th 2005, except IFRS 3 with respect to the acquisition of Unipetrol shares. Non-current assets were revalued as at January 1st 2004 by an independent expert. The Company made relevant adjustments in its disclosed accounts; the revaluation covered 90% of net non-current assets subject to valuation.

As at the end of the second quarter of 2005, the total assets amounted to PLN 23,623,570 thousand, up by 15.0% from December 31st 2004. The value of non-current assets rose by PLN 1,902,482 thousand (15.7%) from the December 31st 2004 figure, and amounted to PLN 14,053,149 thousand, chiefly upon a PLN 1,642,755 growth of financial assets in relation to their value as at December 31st 2004 (acquisition of Unipetrol – PLN 1,585,305 thousand). As at the end of Q2 2005, current assets grew from PLN 8,386,983 thousand (as at December 31st 2004) to PLN 9,570,421 thousand, mainly due to an increase in inventories, trade debtors and other receivables

(all amounts in PLN thousand)

by PLN 1,121,629 thousand and PLN 875,304 thousand, respectively. The strong growth of receivables follows from longer payment terms offered to the customers who were building their for the period of the Olefin II plant upgrade shutdown; increase in suspended excise tax, and purchase of Unipetrol claims. Concurrently, the value of short-term securities dropped by PLN 752,052 thousand (acquisition of Unipetrol). Compared with the end of 2004, working capital (current assets less current liabilities) fell from PLN 3,960,663 thousand to PLN 2,627,390 thousand.

At the end of Q2 2005, shareholders' equity stood at PLN 13,357,673 thousand, up by PLN 380,087 thousand (2.9%) in relation to the end of 2004. The main contributing item was a higher retained profit (up by PLN 405,187 thousand). The slower increase of retained profit against net profit followed from the distribution of the 2004 profit (PKN Orlen's dividend of PLN 911,020 thousand).

Non-current liabilities amounted to PLN 3,322,866 thousand, rising by PLN 189,138 thousand in comparison with the end of 2004 in connection with an increase in loans and borrowings (by PLN 69,582 thousand) and provisions (by PLN 96,240 thousand). Current liabilities increased from PLN 4,426,320 thousand as at December 31st 2004 to PLN 6,943,031 thousand as at June 30th 2005. As for current liabilities, trade creditors, other liabilities and deferred income grew significantly, by PLN 1,755,062 thousand, as a result of e.g. rise in oil prices. A major contributor to the growth was also PKN ORLEN's dividend of PLN 91,020 thousand. The Group's total debt (loans, borrowings and securities) reached PLN 2,768,358 thousand as at June 30th 2005, which means an increase of PLN 443,223 thousand as compared with the end of 2004.

Cash Flow

The Q2 2005 net operating cash flow stood at PLN 711,819 thousand, having fallen by PLN 398,594 thousand relative to the analogous quarter of 2004. The decrease was attributable mainly to negative trends with respect to liabilities and deferrals (down by PLN 30,327 thousand in Q2 2005, against a PLN 278,726 thousand rise in Q2 2004), and inventories (up by PLN 289,630 thousand in Q2 2005, against a PLN 200,403 thousand rise in Q2 2004). Another factor contributing to the lower Q2 2005 operating cash flow, year on year, was recognition in net profit of significant non-operating items (such as discount of the acquired Unipetrol claims and the Polkomtel dividend), disclosed as financing items.

In Q2 2005, the investing cash outflow was PLN 1,481,646 thousand, that is up on the Q2 2004 figure by PLN 994,383 thousand. This increase follows mainly from the acquisition of shares in unconsolidated undertakings (PLN 1,564,381 thousand; in Q2 2004 – PLN 15,655 thousand). Concurrently, proceeds from disposal of short-term securities also grew (PLN 575,361 thousand versus PLN 33,453 thousand in Q2 2004). In Q2 2005, the Group reported a positive balance of the financing cash flow of PLN 173,307 thousand (in Q2 2004, the balance was negative at PLN 340,516 thousand). In Q2 2005, net inflow under loans and borrowings was PLN 212,344 thousand, while in Q2 2004 the outflow was PLN 311,258 thousand.

Net cash at the end of Q2 2005 totalled PLN 837,043 thousand, falling by PLN 84,264 thousand on Q2 2004.

APPENDIX I

PKN ORLEN
SUMMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004 (PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
Revenue on sales of products	10,158,647	5,587,794	8,581,046	4,686,880	18.4%	19.2%
Revenue on sales of goods and materials for resale	5,046,865	2,811,810	5,232,106	2,786,057	-3.5%	0.9%
Cost of sales	7,230,493	4,087,091	6,162,616	3,288,295	17.3%	24.3%
Goods and materials at cost	4,727,423	2,529,902	4,911,240	2,651,662	-3.7%	-4.6%
Profit (loss) on sales	**3,247,596**	**1,782,611**	**2,739,296**	**1,532,980**	**18.6%**	**16.3%**
Other operating income	161,677	83,006	109,632	69,230	47.5%	19.9%
Selling costs	1,026,529	537,113	1,063,396	519,325	-3.5%	3.4%
General and administrative expenses	400,658	201,887	422,269	236,409	-5.1%	-14.6%
Other operating expenses	550,748	486,604	292,793	259,755	88.1%	87.3%
Operating profit (loss)	**1,431,338**	**640,013**	**1,070,470**	**586,721**	**33.7%**	**9.1%**
Financial income	440,723	394,544	157,101	140,625	180.5%	180.6%
Financial expenses	227,120	159,697	98,259	40,275	131.1%	296.5%
Share in profit (loss) of undertakings consolidated with equity method	8,569	8,786	8,905	2,219	-3.8%	295.9%
Profit (loss) on disposal of all or part of equity interests in subordinated undertakings	29,395	29,395	3,795	3,795	674.6%	674.6%
Pre-tax profit (loss)	**1,682,905**	**913,041**	**1,142,012**	**693,085**	**47.4%**	**31.7%**
Corporate income tax	361,130	219,471	238,196	136,076	51.6%	61.3%
Net profit (loss)	1,321,775	693,570	903,816	557,009	46.2%	24.5%
Profit (loss) attributable to minority interests	-5,634	4,538	-23,576	-6,458	-76.1%	-170.3%
Net profit (loss) after minority interest	**1,316,141**	**698,108**	**880,240**	**550,551**	**49.5%**	**26.8%**

APPENDIX II

PKN ORLEN
SUMMARY CONSOLIDATED BALANCE SHEETS
as at June 30th 2005 and December 31st 2004
(PLN '000)

ITEM	Jun 30 2005 (unaudited data)	Dec 31 2004 (unaudited data)	% change
ASSETS			
Non-current (long-term) assets			
Property, plant and equipment	11,317,740	11,081,131	2.1%
(Negative) goodwill	20,501	20,501	0.0%
Intangible assets	402,053	383,525	4.8%
Financial assets	2,154,319	511,564	321.1%
Shares and equity interests in undertakings consolidated with equity method	34,331	118,014	-70.9%
Deferred tax assets	52,280	27,138	92.6%
Other non-current assets	71,925	8,794	717.9%
Total non-current assets	**14,053,149**	**12,150,667**	15.7%
Current (short-term) assets			
Stocks	4,346,520	3,224,891	34.8%
Trade debtors and other receivables	3,896,883	3,021,579	29.0%
Taxes receivable	3,987	23,309	-82.9%
Short-term securities	372,103	1,124,155	-66.9%
Prepayments	113,708	103,020	10.4%
Cash and cash equivalents	837,043	735,813	13.8%
Other financial assets	177	154,216	-99.9%
Total current assets	**9,570,421**	**8,386,983**	14.1%
Total assets	**23,623,570**	**20,537,650**	15.0%
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	534,636	534,636	0.0%
Share premium	1,058,450	1,058,450	0.0%
Hedging accounting – cash flows	29,152	59,195	-50.8%
Currency-translation differences on subsidiary undertakings	-21,129	-9,444	123.7%
(Accumulated loss)/retained profit brought forward	11,355,939	10,950,752	3.7%
Shareholders' equity attributable to parent undertaking's shareholders	**12,957,048**	**12,593,589**	2.9%
Minority interests	400,625	384,013	4.3%
Total shareholders' equity	**13,357,673**	**12,977,602**	**2.9%**
Non-current liabilities			
Loans and borrowings	2,153,118	2,083,536	3.3%
Provisions	733,929	637,689	15.1%
Deferred income tax provisions	376,461	378,248	-0.5%
Other non-current liabilities	59,358	34,255	73.3%
Total non-current liabilities	**3,322,866**	**3,133,728**	**6.0%**

(all amounts in PLN thousand)

Current liabilities			
Liabilities and accrued expenses	5,595,757	3,840,695	45.7%
Provisions	603,248	283,442	112.8%
Corporate income tax payable	74,590	1,680	4339.9%
Loans and borrowings	615,240	241,599	154.7%
Deferred income	50,046	16,912	195.9%
Other financial liabilities	4,150	41,992	-90.1%
Total current liabilities	**6,943,031**	**4,426,320**	56.9%
Total shareholders' equity and liabilities	**23,623,570**	**20,537,650**	15.0%

APPENDIX III

PKN ORLEN
SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004 (PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	Change 6 months	Change 3 months
Operating cash flow						
Net profit (loss)	**1,316,141**	**698,108**	**880,240**	**550,551**	**435,901**	**147,557**
Total adjustments:						
Profit (loss) attributable to minority interests	5,634	-4,538	23,576	6,458	-17,942	-10,996
Share in profit (loss) of undertakings consolidated with equity method	-8,569	-8,786	-8,905	-2,219	336	-6,567
Depreciation and amortisation	575,412	280,569	667,445	326,610	-92,033	-46,041
Net dividends and interest	-71,374	-71,191	-23,158	15,619	-48,216	-86,810
Corporate income tax as disclosed in profit and loss account	361,130	219,471	238,196	136,076	122,934	83,395
(Profit) loss on investment activities	-48,327	-33,248	128,867	115,961	-177,194	-149,209
Decrease / (increase) in receivables	-409,479	-37,096	-654,998	-246,938	245,519	209,842
Decrease / (increase) in stocks	-1,144,723	-289,630	-310,404	-200,403	-834,319	-89,227
(Decrease) / increase in liabilities and accrued expenses	774,693	-30,327	763,329	278,726	11,364	-309,053
(Decrease) / increase in provisions	426,710	413,729	78,541	84,350	348,169	329,379
Other adjustments	-205,157	-229,882	110,490	151,599	-315,647	-381,481
Corporate income tax paid	-295,869	-195,360	-154,777	-105,977	-141,092	-89,383
Net operating cash flow	**1,276,222**	**711,819**	**1,738,442**	**1,110,413**	**-462,220**	**-398,594**
Investing cash flow						
Acquisition of intangible assets and property, plant and equipment	-841,259	-464,140	-806,979	-373,836	-34,280	-90,304
Disposal of property, plant and equipment	16,113	11,883	14,910	6,913	1,203	4,970
Acquisition of interests in unconsolidated undertakings	-1,565,992	-1,564,381	-27,107	-15,655	-1,538,885	- 1,548,726
Acquisition of short-term securities	-81,818	-42,189	-293,447	-207,954	211,629	165,765
Gain on disposal of short-term securities	963,546	575,361	65,286	33,453	898,260	541,908
Dividends and interest received	123,025	103,210	84,356	81,857	38,669	21,353
Loans granted/repaid	558	-284	-2,072	-2,072	2,630	1,788
Other	-101,027	-101,106	15,712	-9,969	-116,739	-91,137
Net investing cash outflow	**-1,486,854**	**-1,481,646**	**-949,341**	**-487,263**	**-537,513**	**-994,383**
Financing cash flow						
Increase in long- and short-term loans and borrowings	601,626	338,535	748,575	80,449	-146,949	258,086
Decrease in long- and short-term loans and borrowings	-218,846	-126,191	-1,189,056	-391,707	970,210	265,516
Interest paid	-54,527	-31,258	-54,921	-27,198	394	-4,060
Other	-16,110	-7,779	-5,168	-2,060	-10,942	-5,719
Net financing cash inflow/(outflow)	**312,143**	**173,307**	**-500,570**	**-340,516**	**812,713**	**513,823**
Change in net cash	**101,511**	**-596,520**	**288,531**	**282,634**	**-187,020**	**-879,154**
Foreign-exchange gains/losses	-281	-6,073	-1,483	-1,647	1,202	
Cash at beginning of period	**735,813**	**1,439,636**	**634,259**	**640,320**	**101,554**	**799,316**
Cash at end of period, including:	**837,043**	**837,043**	**921,307**	**921,307**	**-84,264**	**-84,264**
Restricted cash	101,397	101,397	120,346	120,346	-18,949	-18,949

APPENDIX IV

PKN ORLEN
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENT
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004
(PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
REVENUE ON SALES TO THIRD PARTIES[1]						
Refining (production + wholesale)	7,233,595	4,244,031	6,086,372	3,362,235	18.8%	26.2%
Refining (retail)	5,826,599	3,247,361	5,502,414	3,029,497	5.9%	7.2%
Petrochemicals	1,844,479	770,785	1,903,808	935,896	-3.1%	-17.6%
Other activities	300,839	137,427	320,558	145,309	-6.2%	-5.4%
TOTAL	**15,205,512**	**8,399,604**	**13,813,152**	**7,472,937**	**10.1%**	**12.4%**
FINANCIAL RESULT[2]						
Refining (production + wholesale)	1,356,923	778,030	982,282	563,248	38.1%	38.1%
Refining (retail)	63,804	61,592	-27,931	-11,750	-328.4%	-624.2%
Petrochemicals	523,097	205,333	342,143	142,709	52.9%	43.9%
Other activities	36,135	6,816	29,749	8,466	21.5%	-19.5%
Exclusions	-90	235	-54	140		
Total of non-attributed items	-548,531	-411,993	-255,719	-116,092		
TOTAL	**1,431,338**	**640,013**	**1,070,470**	**586,721**	**33.7%**	**9.1%**
EXPENDITURE ON PROPERTY, PLANT AND EQUIPMENT						
Refining (production + wholesale)	200,751	125,866	141,454	92,982	41.9%	35.4%
Refining (retail)	130,707	48,408	119,159	73,002	9.7%	-33.7%
Petrochemicals	425,892	272,116	439,415	259,416	-3.1%	4.9%
Other activities	48,953	27,697	29,496	15,539	66.0%	78.2%
Total of non-attributed items	24,638	22,380	15,616	11,845	57.8%	88.9%
TOTAL	**830,941**	**496,467**	**745,140**	**452,784**	**11.5%**	**9.6%**
DEPRECIATION AND AMORTISATION						
Refining (production + wholesale)	226,309	105,589	300,665	130,510	-24.7%	-19.1%
Refining (retail)	107,224	57,958	113,569	71,232	-5.6%	-18.6%
Petrochemicals	120,625	56,772	127,397	62,752	-5.3%	-9.5%
Other activities	105,476	54,361	105,221	55,420	0.2%	-1.9%
Total of non-attributed items	15,778	5,889	20,593	6,696	-23.4%	-12.1%
TOTAL	**575,412**	**280,569**	**667,445**	**326,610**	**-13.8%**	**-14.1%**

1. Revenue on sales to third parties represents exclusively sales to undertakings outside of the ORLEN Group.
2. Financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN
KEY CONSOLIDATED OPERATING DATA
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004 (tonnes)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tonnes)	**6,182**	**3,019**	**5,956**	**3,036**	**3.8%**	**-0.6%**
REFINERY OUTPUT						
Gasoline	1,452,663	753,176	1,328,828	708,145	9.3%	6.4%
Diesel fuel	1,712,704	870,588	1,663,957	885,624	2.9%	-1.7%
Fuel oil (III)	354,908	206,001	276,305	155,703	28.4%	32.3%
Ekoterm	773,965	316,112	742,420	300,108	4.2%	5.3%
JET A-1	191,160	103,408	134,413	87,176	42.2%	18.6%
LPG	124,051	65,566	95,577	48,493	29.8%	35.2%
Other refining products	658,613	436,210	560,522	359,359	17.5%	21.4%
TOTAL	**5,268,064**	**2,751,061**	**4,802,022**	**2,544,608**	**9.7%**	**8.1%**
SALES OF REFINING PRODUCTS						
Gasoline	1,896,319	1,023,708	1,807,725	976,506	4.9%	4.8%
Diesel fuel	1,953,866	1,085,199	1,889,243	1,020,364	3.4%	6.4%
Fuel oil (III)	231,907	122,351	216,546	93,068	7.1%	31.5%
Ekoterm	863,496	378,534	822,648	338,284	5.0%	11.9%
JET A-1	207,943	123,147	144,794	91,298	43.6%	34.9%
LPG	152,985	82,943	147,424	77,754	3.8%	6.7%
Other refining products	702,603	487,410	669,936	416,167	4.9%	17.1%
TOTAL	**6,009,119**	**3,303,292**	**5,698,316**	**3,013,441**	**5.5%**	**9.6%**
PETROCHEMICALS OUTPUT						
Polyethylene	26,433	7,796	34,177	4,206	-22.7%	85.4%
Polypropylene	34,671	15,906	30,022	12,051	15.5%	32.0%
Ethylene	31,034	7,755	38,861	16,702	-20.1%	-53.6%
Glycol	40,897	11,964	50,199	22,762	-18.5%	-47.4%
Propylene	63,381	24,563	65,322	27,241	-3.0%	-9.8%
Ammonium nitrate	304,173	170,848	270,701	151,864	12.4%	12.5%
CANWIL	166,267	59,875	153,333	72,236	8.4%	-17.1%
Polyvinyl chloride (PVC)	79,702	27,866	105,552	45,387	-24.5%	-38.6%
Other petrochemical products	253,186	83,688	312,100	153,932	-18.9%	-45.6%
TOTAL	**999,744**	**410,261**	**1,060,267**	**506,381**	**-5.7%**	**-19.0%**
SALES OF PETROCHEMICAL PRODUCTS						
Polyethylene	32,989	14,594	49,392	21,299	-33.2%	-31.5%
Polypropylene	37,604	18,984	43,755	19,400	-14.1%	-2.1%
Ethylene	30,494	8,623	38,580	16,338	-21.0%	-47.2%
Glycol	44,449	14,775	51,139	25,972	-13.1%	-43.1%

(all amounts in PLN thousand)

Propylene	63,417	24,878	64,660	27,230	-1.9%	-8.6%
Ammonium nitrate	261,803	131,334	254,945	128,289	2.7%	2.4%
CANWIL	167,757	75,771	143,995	58,725	16.5%	29.0%
Polyvinyl chloride (PVC)	88,598	43,057	108,531	50,708	-18.4%	-15.1%
Other petrochemical products	251,173	95,499	300,228	146,150	-16.3%	-34.7%
TOTAL	**978,284**	**427,515**	**1,055,225**	**494,111**	**-7.3%**	**-13.5%**

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

APPENDIX VI

PKN ORLEN
SALES OF KEY PRODUCTS
for the periods of 6 and 3 months
ended June 30th 2005 and June 30th 2004
(tonnes)

Sales of light products in the Orlen Group (by volume)	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
Wholesale of key light products, including:	**3,402,598**	**1,805,106**	**3,123,091**	**1,611,595**	**8.9%**	**12.0%**
- Gasoline	989,966	546,699	876,555	482,941	12.9%	13.2%
- Diesel fuel	1,341,319	756,776	1,279,330	699,126	4.8%	8.2%
- JET A-1	207,943	123,147	144,794	91,298	43.6%	34.9%
- Ekoterm	863,370	378,484	822,412	338,230	5.0%	11.9%
Retail sales of engine fuels, including:	**1,587,745**	**842,227**	**1,598,454**	**846,875**	**-0.7%**	**-0.5%**
- Gasoline	906,353	477,009	931,170	493,565	-2.7%	-3.4%
- Diesel fuel	612,547	328,423	609,913	321,238	0.4%	2.2%
- LPG	68,845	36,795	57,371	32,072	20.0%	14.7%
Total sales of fuels, including:	**5,074,609**	**2,693,531**	**4,811,834**	**2,504,206**	**5.5%**	**7.6%**
- Engine fuels	4,211,113	2,314,997	3,989,186	2,165,922	5.6%	6.9%

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Lifo Q2'05
Released	10:10 16-Aug-05
Number	1346Q

Regulatory announcement no 54/2005 dated 16 August 2005

Impact of LIFO valuation of inventories

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, would like to outline the impact of LIFO valuation of inventories on the unconsolidated financial results of PKN ORLEN and the consolidated financial results of the PKN ORLEN Capital Group for Q2 2005 and post Q2 2005.

Estimates of gross income and net income (after deferred taxation), assuming LIFO valuation of inventories, of PKN ORLEN and of PKN ORLEN Capital Group under International Financial Reporting Standards (IFRS) are as follows (PLN m):

	Q2 2005	After Q2 2005	Q2 2004	After Q2 2004
Unconsolidated gross profit	539,552	979,875	516,729	806,045
Unconsolidated net profit	407,152	765,810	424,093	648,436
Consolidated gross profit	512,388	1,007,441	495,607	831,175
Consolidated net profit	373,579	769,015	390,594	628,462

PKN ORLEN and the PKN ORLEN Capital Group apply a method of inventory valuation according to the weighted average manufacturing cost or purchase price. Such a valuation method causes a delay in transferring the effects of oil price increases or decreases to the prices of the final products. The valuation is positively effected when crude oil prices increase and a negative effect when oil prices decrease. The application of the LIFO method to inventory valuation causes the current production to be valued on the basis of the current price of purchased crude oil. In light of the above a market trend of increasing crude oil prices this has a negative effect, and a market trend of downward crude oil prices a positive one on the results compared to when the weighted average method is applied. These trends mostly appear when crude oil prices show significant movement. The crude oil price increase during Q2 2005 was significantly higher than in Q2 2004. In addition, there was a significant increase in crude oil inventories. Therefore the correction due to the LIFO valuation (in minus) is clearly higher.

The assumptions used for the above LIFO estimates are the same as used for previously published LIFO estimates. These assumptions were published in the current report no 29, dated 21st May 2001.

END

Close

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKN ORLEN loan for subsidiary
Released	07:00 26-Aug-05
Number	5146Q

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement 55/2005 dated 25 August 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 24 August 2005 it signed a long term loan agreement for the amount of PLN 2.7m with ORLEN Transport Krakow Sp z o.o. ("ORLEN Transport Krakow"). The term of the loan runs from 24 August 2005 to 31 July 2009.

The debt facility will be used to repay the liabilities of ORLEN Transport Krakow Sp. z o. o. owed to other subsidiaries of PKN ORLEN Capital Group and for the financing of current activity.

The loan will be repaid over 48 months in equal monthly instalments. Interests will be calculated according to the floating exchange rate.

PKN ORLEN holds a 98.41% stake in ORLEN Transport Krakow.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	MTO Application revised
Released	16:21 26-Aug-05
Number	5552Q

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement 56/2005 dated 26 August 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces it has applied to the Czech Securities Commission (the "SC") for consent to tender mandatory offers for shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA a.s. The revised applications include all additional information required by the SC.

All questions asked by the SC on 23 and 24 August 2005 were immediately forwarded to the independent expert responsible for the share valuation. The share valuation report includes a new proposed price for Unipetrol shares as a result of the expert's advice and instructions from the SC referring to shares valuation,

The price proposed by PKN ORLEN is CZK 139 per Unipetrol share. The prices proposed by PKN ORLEN for Paramo and Spolana shares remained unchanged and amounts to CZK 978 per one Paramo share and CZK 155 per one Spolana share.

The new higher price is a result of additional remarks from the SC referring to the methodology used in share valuation report.

On 24 August 2005 the SC set the date for the final decision for 31 August 2005.

(see also: Regulatory Announcement dated 12 August 2005)

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re: Czech SC approval for MTO
Released	07:00 30-Aug-05
Number	5654Q

Regulatory announcement no 57/2005 dated 26 August 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that it has received from the Czech Securities Commission (the "SC") the consent to propose mandatory tender offers ("MTOs") for shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA a.s.

Finally, the SC has approved the applications and prices respectively: CZK 139 per UNIPETROL share, CZK 978 per PARAMO share and CZK 155 per SPOLANA share.

The MTOs will be valid from the moment of their publication in newspapers as required by UNIPETROL's Articles of Association. PKN ORLEN intends to publish the MTOs until the end of next week. Voting rights at UNIPETROL and SPOLANA will be restored by the force of law when the MTOs are published.

(Refer also to regulatory announcements dated 19 July 2005, 26 July 2005, 12 August 2005 and 26 August 2005)

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Mr Osiecki resigned
Released	15:41 07-Sep-05
Number	9712Q

Regulatory announcement No 58/2005 dated 7th September 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 6th September 2005 it received a note informing it that Mr Piotr Osiecki will resign from his position as a member of the Supervisory Board of PKN ORLEN. The resignation will be valid from the date of the next General Meeting of Shareholders of PKN ORLEN, and follows his appointment to the position of Vice-President of the Management Board of PZU Asset Management S.A.

Mr Piotr Osiecki was appointed to the Supervisory Bard of PKN ORLEN on 5th August 2004. He is a member of the Audit Committee and Corporate Governance Committee.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	EGM Statement
Released	15:49 13-Sep-05
Number	2182R

Regulatory announcement 59/2005 dated 13 September 2005

Agenda for the Extraordinary General Meeting of PKN ORLEN shareholders

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby publishes the Agenda of the Extraordinary General Meeting of PKN ORLEN shareholders, to be held on 14 October 2005. The Meeting shall commence at 10.00 CET in Plock (Poland) at the following address:

Centrum Edukacji Grupa ORLEN
ul. Kobylinskiego 25
Hall B

Agenda of the Extraordinary General Meeting of Shareholders:

1. Opening
2. Election of the Chairman of the Meeting
3. Affirmation of the legality of the Meeting and ability to pass resolutions
4. Election of the Vote Counting Commission
5. Approval of the Agenda
6. Voting on a resolution regarding the number of members of the Supervisory Board
7. Voting on a resolution concerning changes to the composition of the Supervisory Board of PKN ORLEN
8. Closure of the General Meeting of Shareholders

Participation in the Extraordinary General Meeting of Shareholders is permitted for those holding certificates. The certificates must be issued by a brokerage house or a bank managing a securities account, state the number of shares owned and confirm that the shares will have been deposited in the account by the end of the Meeting.

Participation in the Meeting is permitted on condition that the certificates mentioned above will be submitted by 6 October 2005 inclusive at the Legal Office - room 110, Company Headquarters in Plock, Chemikow St. 7, between 8.00 a.m. and 4.00 p.m.

An agenda including other issues to be discussed at the Meeting will be made available no earlier than a week before the Meeting in the Company's Headquarters at the reception desk from 8 am till 3 pm.

The list of shareholders entitled to participate in the Meeting will be made available in the Company's Headquarters for three days before the Meeting.

Registration of shareholders and distribution of voting cards will begin at 9.00 a.m. at the front of the meeting hall.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Draft EGM resolutions
Released	16:33 23-Sep-05
Number	7092R

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 60/2005 dated September 23rd , 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the draft resolutions to be passed by the Extraordinary General Meeting of Shareholders of PKN ORLEN as of 14th October 2005.

RESOLUTION No ...
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 14 October 2005

regarding the appointment of the Chairman of the Extraordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Code of Commercial Companies and with respect to § 5 of the Regulations of the General Meeting of Shareholders of PKN ORLEN S.A., the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby elects Mr / Mrs....... to the position of the Chairman of the Extraordinary General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 14 October 2005

regarding the Agenda of the Extraordinary General Meeting of Shareholders

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby approves the following Agenda of the Meeting:

1. Opening.
2. Election of the Chairman of the Meeting.
3. Affirmation of the legality of the Meeting and ability to pass resolutions.
4. Approval of the Agenda.
5. Election of the Vote Counting Commission.
6. Passing of a resolution regarding the establishment of the number of members of the Supervisory Board.
7. Passing of resolution concerning changes to the composition of the Supervisory Board of PKN ORLEN.
8. Closure of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 14 October 2005

regarding the election of the Vote Counting Commission

§ 1

Acting under § 8 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby appoints the following members of the Vote Counting Commission:

- ....
- ....
- ....

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 14 October 2005

regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN

§ 1

Under § 14, item 1 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN establishes 9 - member composition of the Supervisory Board of PKN ORLEN within at least 2 independent members fulfilling requirements defined in § 8 item 5 of the Company's Articles of Association.

OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 14 October 2005

regarding appointment to the Supervisory Board of PKN ORLEN

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN decided to appoint Mr/ Mrs .... to the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Subsidiary capital increase
Released	16:46 23-Sep-05
Number	7108R

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 61/2005 dated 23 September 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration on 12 September 2005 of an increase in the initial capital of Plocki Park Przemyslowo – Technologiczny Spolka Akcyjna („PPPT") by a District Court in Warsaw (Poland).

The initial capital of PPPT was increased by PLN 7,230,430.00 from PLN 1,000,000.00 to PLN 8,230,430.00. This was covered by a private placement of 723,043 registered series "B" shares having preference to 2 votes per one share, owned by the shareholder-founder "Miasto Plock" (municipal borough Plock).

Series no: series "B"
Nominal value of one share amounts to PLN 10.00

Value of newly issued shares covered by cash contribution: PLN 2,441,196.00
Value of newly issued shares covered by non-cash contribution: PLN 4,789,234.00

After an initial capital increase, the capital structure of PPPT comprises of:
Shareholder - founder Miasto Plock – PLN 7,730,430.00 – 94%
Shareholder - founder PKN ORLEN – PLN 500,000.00 – 6%

After the changes in initial capital, the total number of votes of the General Meeting of Shareholders of PPPT in relation to the total number of shares issued amounts to 1,646,086.

At the same time the Extraordinary General Meeting of PPPT, held on 23 August 2005 in Plock (motion no 1/3/2005), decided to increase the initial capital of PPPT by PLN 7.230.430,00, to PLN 15.460.860,00, by a private placement of 723,043 registered series "C" shares, having preference to 2 votes per one share, of nominal value PLN 10.00 per one share. The new issue will be owned by shareholder-founder PKN ORLEN. The registration process is on track and when it will be concluded, the capital structure of PPPT will comprise of:
Shareholder - founder Miasto Plock – PLN 7,730,430.00 – 50%
Shareholder - founder PKN ORLEN – PLN 7,730,430.00 – 50%.

END

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SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	2Q2005 RESULTS
Released	07:01 29-Sep-05
Number	9260R

The Company has announced its results for the Second Quarter of 2005. The full details of the announcement can be viewed by following the link below;
http://www.rns-pdf.londonstockexchange.com/rns/9260r_-2005-9-29.pdf

2Q2005 Segments Comments

Financial Highlights

ORLEN Group	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% chan 6 montl	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	U:
Sales revenue	16,760,956	5,278,376	9,955,048	3,034,243	13,813,152	3,582,156	7,472,937	1,920,027	21.3%	
EBITDA[2]	4,124,124	1,298,773	3,037,956	925,952	1,737,915	450,692	913,331	234,663	137.3%	
Operating profit/(loss)	3,499,979	1,102,217	2,708,654	825,583	1,070,470	277,604	586,721	150,747	227.0%	
Financial expenses	-244,869	-77,114	-177,446	-54,085	-98,259	-25,481	-40,275	-10,348	149.2%	
Net profit (loss)	3,336,098	1,050,607	2,718,065	828,451	880,240	228,272	550,551	141,453	279.0%	
Net profit (loss) according to LIFO method	2,788,972	878,306	2,393,536	729,536	628,462	162,979	390,594	100,356	343.8%	
Operating cash flow	1,648,153	519,038	1,083,750	330,321	1,738,442	450,829	1,110,413	285,299	-5.2%	

(1) *The following average exchange rates were used for the conversion of the amounts denominated in USD: 6 months 2005 – PLN 3.1754, 6 months 2004 – PLN 3.85(2005 – PLN 3.2809, 3 months 2004 – PLN 3.8921.*
(2) *EBITDA = OPERATING PROFIT + AMORTISATION/DEPRECIATION*
(3) *Excluding the LIFO effect at Unipetrol a.s.*

- **Refining (Production + Wholesale):** In Q2 2005, the segment's financial result gained PLN 928m year on year, chiefly as a result of such factors as an increase in commodity margins on refinery products, a higher URAL/Brent differential and, most importantly, the disclosure in Q2 2005 of a PLN 663m excess of fair value of acquired net assets over their acquisition cost. This segment's proportionate share in Unipetrol's profit was PLN 50m.
- **Refining (Retail):** The PLN 224m segment profit posted for Q2 2005 was foremost driven by the disclosure in Q2 2005 of a PLN 161m excess of fair value of acquired net assets over their acquisition cost.
- **Petrochemicals:** Q2 2005 saw the segment's financial result growing relative to the analogous quarter of 2004 (up by PLN 1,154m) upon the disclosure of a PLN 1,077m excess of fair value of acquired net assets over their acquisition cost. Unipetrol's profit attributable to the segment totalled PLN 14m.
- **Other Activities:** A PLN 275m excess of fair value of acquired net assets over their acquisition cost made a decisive contribution to the segment's robust performance.
- **Inland Premium:** In Q2 2005, the inland premium went up by PLN 35m (37.9%), year on year.
- **Profit on Sales:** A 22.9% increase in the profit on sales in Q2 2005 in relation to Q2 2004, attributable mainly to positive market trends and efficiency-improvement measures.
- **Operating Profit (EBIT):** The clear upward swing in Q2 2005 profit (by PLN 2,122m) was a consequence of the disclosure of the excess of fair value of acquired net assets over their acquisition cost under Q2 2005 other operating income (PLN 2,005m).
- **Net Profit:** The Q2 2005 net profit stood at PLN 2,718m, an improvement of PLN 2,168m on Q2 2004, driven chiefly by the high operating profit.

- **Net Operating Cash Flow:** A PLN 27m fall in cash generated in Q2 2005, year on year.
- **CAPEX (expenditure on property, plant and equipment and intangible assets):** A PLN 67m increase in CAPEX in Q2 2005 over Q2 2004, caused mainly by the higher expenditure in the Petrochemicals and Refining (Production + Wholesale) segments.

- **Operating Expenses Reduction Programme:** In Q2 2005, the implementation of the Programme led to PLN 210m cost savings, against PLN 163m in Q2 2004 (relative to the reference value, that is the costs incurred in 2002).
- **Upgrade and Maintenance Shutdowns** – Combined effect of the scheduled upgrade shutdown of the Olefin II petrochemical plant and the maintenance shutdown of the HOG plant was PLN 140m (adverse effect on PKN Orlen's operating profit) .

"In Q2 2005, we pressed ahead with our value development strategy announced at the beginning of the year. We are working on a number of initiatives aimed at enhancing the Group's operating efficiency. New projects supporting our core business on the home markets are underway, and opportunities for expansion into new areas and markets are being explored.

The Management Board sees it as its priority to integrate the Unipetrol holding in the most efficient way possible. On June 8th 2005, we launched the previously developed new management model for the combined companies. Twenty-four Polish-Czech teams are examining the value-creation potential and, as originally announced, are preparing a business plan, to be presented in October. We have announced a mandatory tender offer for minority interests at Unipetrol a.s., Paramo a.s. and Spolana a.s. The existence of agreements with Agrofert and ConocoPhillips, which has recently been exposed in the media, has not affected the Management Board's positive opinion on PKN's presence on the Czech market. The Management Board believes that a satisfactory return on this investment may be achieved.

On June 29th 2005, our shareholders approved an amendment to the Articles of Association concerning the new regional structure of PKN Orlen. The successful restructuring at the regional level will streamline the operational management processes. We are reshaping and optimising our retail network by setting up new locations and centralising the support functions.

As part of our restructuring efforts at the Group level, in H1 2005 we disposed of five companies and commenced the process of exiting nine undertakings. We changed composition of the supervisory boards at all of the Group companies and assigned responsibility for the undertakings to particular business segments at the PKN Orlen level. We also assessed members of the companies' management boards using the assessment centre and personnel audit methods.

On August 1st, we implemented the Management by Objectives system, a new assessment and incentive scheme for our executive staff to support the pursuance of our strategy and develop a new business-oriented corporate culture. The system aims at developing a transparent and objective remuneration model for the management staff.

We are introducing the best procurement practices using the state-of-the-art technology solutions. We started to hold internet auctions to facilitate purchases on the most favourable terms.

In Q2 2005, we also prepared OPTIMA, a new cost-saving scheme for the Group, which will be a continuation and extension of the comprehensive Operating Expenses Reduction Programme. OPTIMA is expected to usher in PLN 1.2bn savings in operating expenses and capital expenditure by 2009.

With a view to strengthening our position in the retail segment, we are also participating in retail assets disposal processes currently underway in the Czech Republic.

The continued favourable conditions in the oil refining and petrochemical sectors, coupled with the further internal restructuring of PKN ORLEN, enabled us to post good financial results for yet another consecutive quarter. In Q2 2005, revenue on sales of products gained 38.0%, while net profit rose 393.7%, year on year. It is noteworthy that the results would be markedly higher but for the provision related to the disposal of Unipetrol assets. Our ROACE margin was 50.7%.

The growing demand for oil products with the shrinking available capacity in the oil production and refining segments drove the strong growth of the feedstock prices and supported the refining margins at the satisfactory levels. The rising oil prices and continued mismatch in the quality structure of supply and demand led to an enhancement of the differential between high-quality oil (low sulphur content, higher light-product yields) and low-quality feedstock as compared with Q2 2004. For example, the URAL/Brent differential rose by 0.50 USD/bbl. Obviously, such a development is to the benefit of refineries capable of processing lower-quality oil.

As previously expected, the favourable climate in the refining sector was accompanied by an upward trend on the petrochemical market. However, in Poland we experienced adverse market conditions for oil refiners, such as the strengthening of the Polish zloty (up to PLN/USD 3.28 and PLN/EUR 4.13) or the projected economic slowdown which directly affected demand for fuels.

In Q2 2005 the volume of sales of refining products increased by 19.2% and those of chemical products by 29.7% over Q2 2004. The cost savings in all segments grew by PLN 47m in Q2 2005, year on year.

Since January 1st 2005, we have applied the International Financial Reporting Standards. We expect to complete the full implementation of IFRS for statutory reporting purposes by the end of 2005. An important change is the consolidation of BOP, our subsidiary involved in the production and marketing of polyolefins, with the proportionate consolidation method. In 2004, BOP was consolidated with the equity method."

Financials by Area of Activity

In the second quarter of 2005, the average price of Brent was USD 51.66/bbl, having gone up by USD 16.31/bbl (46.1%) year on year. The rise went hand in hand with a higher URAL/Brent differential, which moved from USD 3.10/bbl in Q2 2004 to USD 3.60/bbl in Q2 2005. During the second quarter of 2005, the average commodity price of gasoline was USD 515.89/t (a USD 104.40, or 25.4%, increase over Q2 2004). In the same period, a material rise was recorded in the commodity prices of diesel fuel and Ekoterm, by USD 187.84/t and USD 170.58/t, respectively (or by 54.6% and 53.6%). Year on year, the commodity margins for diesel fuel, gas oil and JET A-1 aviation fuel increased substantially, by 83.7%, 91.6% and 67.0%, respectively; the commodity margin for gasoline fell by 13.1%. Growth was also reported for petrochemical commodity margins: in Q2 2005, the margins for ethylene and propylene rose by 16.9% and 34.5%, respectively. The U.S. dollar and the euro weakened against the Polish currency, by 15.7% and 12.0%, respectively (falling from PLN 3.89/USD 1 in Q2 2004 to PLN 3.28/USD 1 in Q2 2005, and from PLN 4.69/EUR 1 in Q2 2004 to PLN 4.13/EUR 1 in Q2 2005).

Based on the GUS (Central Statistics Office) data, in Q2 2005 consumer prices went up by 0.6% over Q1, while in Q2 2004 they grew by 2.0%. Compared with Q2 2004, in Q2 2005 the consumer prices were 2.3% higher. The unemployment rate at the end of Q2 2005 was 18.0%, compared with 19.4% a year before.

Based on market data provided by Samar, approx. 129.5 thousand new automobiles were sold in Poland in H1 2005, which means a nearly 33% drop year on year and is over three times lower than the number of new and pre-owned vehicles imported to Poland by individuals and independent companies. The opening of the borders for privately imported vehicles in May 2004 was yet another factor detrimental to the new automobile market.

Refining (Production + Wholesale)

Refining (Production+Wholesale)	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**
Revenue, including:	**11,814,446**	**3,720,617**	**6,976,519**	**2,126,404**	**9,249,297**	**2,398,614**	**5,291,536**	**1,359,558**	27.7%	55.1%	31.8%	56.4%
Third-party sales	7,873,230	2,479,445	4,883,666	1,488,514	6,086,372	1,578,375	3,362,235	863,861	29.4%	57.1%	45.3%	72.3%
Intra-company sales*	3,941,216	1,241,172	2,092,853	637,890	3,162,925	820,239	1,929,301	495,697	24.6%	51.3%	8.5%	28.7%
Segment's costs	**-10,349,570**	**-3,259,296**	**-6,081,390**	**-1,853,574**	**-8,140,474**	**-2,111,064**	**-4,602,747**	**-1,182,587**	**27.1%**	**54.4%**	**32.1%**	**56.7%**
Other operating income	69,930	21,314	32,081	9,778	42,722	13,021	33,008	8,481	63.7%	63.7%	-2.8%	15.3%
Other operating expenses	-127,529	-38,870	-98,825	-30,121	-169,263	-51,590	-158,549	-40,736	-24.7%	-24.7%	-37.7%	-26.1%
Excess of fair value over acquisition cost of net assets	662,538	201,938	662,538	201,938								
Segment's result **	**2,069,815**	**645,702**	**1,490,923**	**454,425**	**982,282**	**248,981**	**563,248**	**144,716**	**110.7%**	**159.3%**	**164.7%**	**214.0%**
Sales to third parties (thousand tonnes)	4,674		2,714		4,099		2,166		14.0%		25.3%	

*) *The revenue includes the following transfers to retail: 6 months 2005 – PLN 1,621,590 thousand, 6 months 2004 – PLN 1,264,488 thousand, 3 months 2005 – PL thousand, 3 months 2004 – PLN 726,408 thousand.*

**) *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The Q2 2005 result in refining totalled PLN 1,490,923 thousand, rising from PLN 563,248 thousand in Q2 2004. The increase was driven by excess of fair value of acquired net assets over their acquisition cost, disclosed in Q2 2005 at PLN 662,538 thousand. The segment's proportionate share in Unipetrol's profit totalled PLN 50,354.6 thousand. The segment's revenues expanded by 31.8%, while its costs and expenses grew by 32.1%. The growth of the segment's revenue was a result of positive changes with respect to commodity margins for diesel fuel, Ekoterm and JET A-1 aviation fuel. On the other hand, the increase in costs was caused by such factors as the rising price of oil. The commodity Brent prices in Q2 2005 went up by 46.1% year on year. The rise was accompanied by a 16.1% increase in the URAL/Brent differential.

In Q2 2005, the volume of gasoline and diesel fuel sold to third parties grew by 23.9% and 25.1%, respectively, in comparison with Q2 2004. In the period, growth was also seen in Ekoterm and JET A-1 sales (up by 12.1%, or 40.8 thousand tonnes, and 41.1%, or 37.6 thousand tonnes, respectively, year on year). The volume of light product sales was up by 22.9% (368.9 thousand tonnes).

In Q2 2005, implementation of the comprehensive Operating Expenses Reduction Programme ushered in savings of PLN 79,859 thousand for the segment, that is 20,725 thousand more than in the analogous period of 2004.

As at the end of June 2005, the profit posted by this segment was PLN 2,069,815 thousand, up by 110.7% on year earlier.

Refining (Retail)

Refining (Retail)	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**5,983,885**	**1,884,451**	**3,395,413**	**1,034,903**	**5,515,212**	**1,430,256**	**3,037,698**	**780,478**	**8.5%**	**31.8%**	**11.8%**	**32.6%**
Third-party sales	5,961,188	1,877,303	3,381,950	1,030,799	5,502,414	1,426,938	3,029,497	778,371	8.3%	31.6%	11.6%	32.4%
Intra-company sales	22,697	7,148	13,463	4,103	12,798	3,319	8,201	2,107	77.3%	115.4%	64.2%	94.7%
Segment's costs	**-5,914,059**	**-1,862,461**	**-3,320,154**	**-1,011,964**	**-5,505,085**	**-1,427,630**	**-2,997,662**	**-770,191**	**7.4%**	**30.5%**	**10.8%**	**31.4%**
Other operating income	50,442	15,374	23,383	7,127	42,788	13,042	24,525	6,301	17.9%	17.9%	-4.7%	13.1%
Other operating expenses	-55,389	-16,882	-35,976	-10,965	-80,846	-24,641	-76,311	-19,607	-31.5%	-31.5%	-52.9%	-44.1%
Excess of fair value over acquisition cost of net assets	161,382	49,188	161,382	49,188								
Segment's result *	**226,261**	**69,670**	**224,048**	**68,289**	**-27,931**	**-8,974**	**-11,750**	**-3,019**	**-910.1%**	**-876.4%**	**-2006.8%**	**-2362.0%**
Sales to third parties (thousand tonnes)	1,625		879		1,599		847		1.6%		3.8%	

**)The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In Q2 2005, the segment's revenue increased by PLN 357,715 thousand (11.8%) over Q2 2004, while costs gained PLN 322,492 thousand (10.8%). The stronger growth of revenue over costs is an evidence of enhanced efficiency and cost savings in this area of operations. PKN's German operations attributable to this segment brought profit of PLN 7,675 thousand (PLN 12,087 thousand in Q2 2004), another PLN 1,073.6 thousand was contributed to the segment by Unipetrol AS, representing the segment's proportionate share in the company's profit. Unipetrol's performance was greatly impacted by the price wars fought among service stations operated by supermarkets. It could not realise 100% of the retail margin on fuels and had to align its prices to those charged at competing service stations. In Q2 2005, the financial result of PKN ORLEN's retail segment was PLN 52,887 thousand, against PLN 45,276 thousand in Q2 2004.

The growth in segment's revenue was accompanied by a 3.7% increase in the volume of the Group's sales. In Q2 2005, the domestic retail sales rose 98.6% year on year in volume terms. In Q2 2005, the fuel margin rose by 8.5% over the corresponding period of 2004. The Group companies' sales revenue on non-fuel goods stood at PLN 219,284 thousand in Q2 2005, representing a 5.8% increase on the analogous period of 2004.

The implementation of the comprehensive Operating Expenses Reduction Programme yielded PLN 47,718 thousand in savings to the segment in Q2 2005 (Q2 2004: PLN 46,526 thousand).

The segment's profit was fortified by the excess of fair value of acquired net assets over their acquisition cost, disclosed in Q2 2005 in the amount of PLN 161,382 thousand.

All of the above factors increased the segment's Q2 2005 profit by PLN 224,048 thousand, while in Q2 2004 the loss stood at PLN 11,750 thousand. The loss was driven primarily by the adjustment of net assets of ORLEN Deutschland following from change in disclosure of negative goodwill, which increased segment's other operating expenses by PLN 65,381 thousand.

As at the end of June 2005, the segment's result was PLN 226,261 thousand, as compared with a PLN 27,931 loss in 2004.

Petrochemicals

Petrochemicals	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**3,451,538**	**1,086,962**	**1,956,598**	**596,360**	**2,571,249**	**666,800**	**1,286,660**	**330,582**	**34.2%**	**63.0%**	**52.1%**	**80.4%**
Third-party sales	2,569,516	809,194	1,538,221	468,841	1,882,567	488,205	914,655	235,003	36.5%	65.7%	68.2%	99.5%
Intra-company sales	832,692	262,232	411,446	125,406	667,441	173,087	350,764	90,122	24.8%	51.5%	17.3%	39.2%
Settlement value of hedging transactions	49,330	15,535	6,931	2,113	21,241	5,508	21,241	5,457	132.2%	182.0%	-67.4%	-61.3%
Segment's costs	**-2,902,386**	**-914,022**	**-1,725,011**	**-525,774**	**-2,229,441**	**-578,160**	**-1,143,476**	**-293,794**	**30.2%**	**58.1%**	**50.9%**	**79.0%**
Other operating income	16,686	5,086	13,835	4,217	10,830	3,301	6,811	1,750	54.1%	54.1%	103.1%	141.0%
Other operating expenses	-28,394	-8,654	-25,742	-7,846	-10,495	-3,199	-7,286	-1,872	170.5%	170.5%	253.3%	319.1%
Excess of fair value over acquisition cost of net assets	1,076,642	328,154	1,076,642	328,154								
Segment's result *	**1,614,086**	**497,525**	**1,296,322**	**395,112**	**342,143**	**88,743**	**142,709**	**36,666**	**371.8%**	**460.6%**	**808.4%**	**977.6%**
Sales to third parties (thousand tonnes)	1,192		641		1,055		494		13.0%		29.8%	

**)The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's result for Q2 2005 was PLN 1,296,322 thousand, while in the corresponding quarter of 2004 it totalled PLN 142,709 thousand. The revenue on petrochemicals rose by PLN 669,938 thousand (52.1%) including an increase of 29.7% in the volume of sales to external customers, achieved despite the maintenance shutdown in effect at Olefin II – PKN ORLEN's main petrochemical (ethylene and propylene) plant. The shutdown has been necessary due to the upgrade works which are to result in doubling the plant's capacity. Ethylene and propylene production must be intensified to meet the demand which will be posted by the new polyethylene and polypropylene plants currently being developed by BOP. Q2 2005 saw a decrease in the volume of sales of ethylene – by 3.3% (28.8% in value terms), glycols – by 42.9% (38.0% in value terms) and benzene – 21.6% (18.1% in value terms). The segment's performance was boosted by the segment's proportionate share in Unipetrol's profit, in the amount of PLN 14,349.4 thousand. Demand for petrochemicals on part of the Czech Republic seemed to slump as a result of high prices of raw materials and cheaper imports from Asia. Nevertheless, the prices of Unipetrol's petrochemical products remained relatively stable. The company's performance was helped further still by the continually robust margins on petrochemicals.

The disclosure in Q2 2005, of PLN 1,076,642 thousand in excess of fair value of acquired net assets over their acquisition cost was the single most important factor to improve the segment's results. The segment's performance was also powered by PKN ORLEN; in Q2 2005, the company's operating profit attributable to the segment was PLN 166,416 thousand, up from PLN 88,594 thousand in Q2 2004. The commodity margins were USD 542.4/t for ethylene and USD 491.1/t for propylene, which means an increase by 16.9% and 34.5%, respectively, over Q2 2004. A rise in margins was also recorded for acetone (by 24.4%) and butadiene (by 53.7%).

The implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 9,656 thousand in savings for the segment (PLN 13,303 thousand in Q2 2004).

As at the end of June 2005, the segment's result was PLN 1,614,086 thousand, PLN 1,271,943 thousand more year on year.

Other Activities

Other Activities	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**
Revenue, including::	**717,733**	**226,029**	**345,656**	**105,354**	**717,947**	**186,185**	**320,475**	**82,340**	**0.0%**	**21.4%**	**7.9%**	**27.9%**
Third-party sales	307,692	96,899	144,280	43,976	320,558	83,130	145,309	37,334	-4.0%	16.6%	-0.7%	17.8%
Intra-company sales	410,041	129,131	201,376	61,378	397,389	103,055	175,166	45,006	3.2%	25.3%	15.0%	36.4%
Segment's costs	**-691,793**	**-217,860**	**-349,590**	**-106,553**	**-670,644**	**-173,918**	**-295,763**	**-75,991**	**3.2%**	**25.3%**	**18.2%**	**40.2%**
Other operating income	29,922	9,120	20,826	6,348	11,236	3,425	3,674	944	166.3%	166.3%	466.8%	572.5%
Other operating expenses	-21,891	-6,672	-12,240	-3,731	-28,790	-8,775	-19,920	-5,118	-24.0%	-24.0%	-38.6%	-27.1%
Excess of fair value over acquisition cost of net assets	274,541	83,679	274,541	83,679								
Segment's result *	**308,512**	**94,295**	**279,193**	**85,096**	**29,749**	**6,917**	**8,466**	**2,175**	**937.0%**	**1,263.2%**	**3,197.8%**	**3,812.5%**
Sales to third parties (thousand tonnes)	103		52		98		45		5.1%		15.6%	

**) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In addition to the companies involved in the production of energy and provision of services to PKN ORLEN, the "other activities" segment includes a number of undertakings which were spun off, mainly as part of the Group restructuring.

In Q2 2005, the segment posted a profit of PLN 279,193 thousand. To compare, the profit earned in Q2 2004 was PLN 8,466 thousand. This increase was generated mainly through the disclosure in Q2 2005 of PLN 274,541 thousand in excess of fair value of acquired net assets over their acquisition cost. At the same time, there were a number of factors which stifled the segment's performance, including growing feedstock cost driven by higher crude prices and the absence of any possibility to transfer the higher costs to the energy prices due to the binding regulations governing the structuring of energy tariffs.

In the period under analysis, the implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 73,149 thousand in savings for the segment, relative to PLN 44,037 thousand in Q2 2004.

As at the end of June 2005, the segment's result was PLN 308,512 thousand, which is PLN 278,763 thousand more than a year earlier.

Financial Review

Profit and Loss Account

The profit on sales for Q2 2005 totalled PLN 1,884,463 thousand, rising by PLN 351,483 thousand (22.9%) from the result reported for Q2 2004. The improvement comes from an increase of PLN 700,589 thousand (25.1%) in revenue on sales of goods and materials, and a mere PLN 255,946 thousand (9.7%) increase in value of the goods and materials sold. At the same time, in Q2 2005 the Group reported the stronger net sales of products excluding the excise tax, an increase of PLN 1,781,522 thousand, (by 38.0%), with an increase of cost of sales of PLN 1,874,682 thousand, (by 57.0%). In Q2 2005, there was a year-on-year increase in the Group's external sales in Refining (Production + Wholesale), where it grew by PLN 1,521,431 thousand (45.3%), and in Refining (Retail), where it was higher by PLN 352,453 thousand (11.6%), and in Petrochemicals where external sales expanded by PLN 623,566 thousand (68.2%). The rise in the value of external sales was accompanied by an increase in the sales volume by 25.3%, 3.8%, and 29.8%, respectively. The amount of revenue derived from Refining (Production + Wholesale) was affected mainly by the higher market prices of fuel.

In the second quarter of 2005, the selling costs rose by PLN 27,646 thousand (5.3%) relative to Q2 2004, to amount to PLN 546,971 thousand. In the same period, the general and administrative expenses fell by PLN 12,375 thousand (5.2%) on Q2 2004, to PLN 224,034 thousand.

In Q2 2005, a profit of PLN 1,595,196 thousand was recorded on other operating activities, following the disclosure of PLN 2,005,028 thousand in excess of fair value of acquired net assets over their acquisition cost under Q2 2005 other operating income which, as a result, grew by PLN 2,028,638 thousand. Meanwhile, other operating expenses gained PLN 242,917 thousand (as a result of a PLN 366,351 thousand increase in a business risk provision).

In Q2 2005, EBITDA was PLN 3,037,956 thousand, up by PLN 2,124,625 thousand on Q2 2004. Operating profit (EBIT) was PLN 2,708,654 thousand and topped the Q2 2004 figure by PLN 2,121,933 thousand.

Financial income in the second quarter of 2005 was PLN 405,871 thousand, having risen by PLN 265,246 thousand on the Q2 2004 figure. The key driver behind the rise was a PLN 204,532 thousand unrealised discount on the acquired Unipetrol claims and PLN 83,290 thousand dividend paid by Polkomtel SA (in Q1 2004 – PLN 68,220). The Group also reported a PLN 137,171 thousand increase in financial expense over the Q2 2004 figure; the change was caused by such factors as unfavourable changes in foreign exchange losses (which pushed financial expenses up by PLN 104,392.6 thousand). Consequently, the profit of this segment totalled PLN 228,425 thousand in Q2 2005, while in the analogous period of 2004, the Group posted a profit of PLN 100,350 thousand.

The share of undertakings consolidated with the equity method in the financial result amounted to PLN 7,924 thousand) in Q2 2005, relative to PLN 2,219 thousand in Q2 2004.

The Q2 2005 income tax was PLN 252,539 thousand, which represents a PLN 116,463 thousand increase year on year.

The above factors produced a net profit of PLN 2,718,065 thousand for Q2 2005, PLN 2,167,514 thousand more than in Q2 2004.

As at the end of June 2005, net profit was PLN 3,336,098 thousand, which represents a PLN 2,167,514 thousand increase.

Balance Sheet

As at the end of the second quarter of 2005, the total assets amounted to PLN 32,976,560 thousand, up by 63.9% from December 31st 2004. The value of non-current assets rose by PLN 8,234,874 thousand (67.8%) from the December 31st 2004 figure, and amounted to PLN 20,386,470 thousand, chiefly upon a PLN 7,206,329 thousand growth of property, plant and equipment in relation to their value as at December 31st 2004 (acquisition of Unipetrol – PLN 1,585,305 thousand). As at the end of Q2 2005, current assets grew from PLN 7,963,275 thousand (as at December 31st 2004) to PLN 12,567,398 thousand, mainly due to an increase in inventories, trade debtors and other receivables by PLN 2,407,873 thousand and PLN 2,406,688 thousand, respectively. The strong growth of receivables follows from longer payment terms offered to the customers who were building their for the period of the Olefin II plant upgrade shutdown; increase in suspended excise tax, and purchase of Unipetrol claims. Concurrently, the value of short-term securities dropped by PLN 884,018 thousand (acquisition of Unipetrol). Compared with the end of 2004, working capital (current assets less current liabilities) fell from PLN 3,959,734 thousand to PLN 2,448,817 thousand.

At the end of Q2 2005, total shareholders' equity stood at PLN 17,583,174 thousand, up by PLN 4,605,572 thousand (35.5%) in relation to the end of 2004. The main contributing item were increases is retained profit and shareholders' equity attributable to minority interests, by PLN 2,422,650 thousand and PLN 2,246,189 thousand, respectively.

Non-current liabilities amounted to PLN 5,274,805 thousand, rising by PLN 2,141,077 thousand in comparison with the end of 2004 in connection with an increase in loans and borrowings (by PLN 1,179,913 thousand) and total provisions (by PLN 844,348 thousand). Current liabilities increased from PLN 4,003,541 thousand as at December 31st 2004 to PLN 10,118,581 thousand as at June 30th 2005. As for current liabilities, trade creditors, other liabilities and deferred income grew significantly, by PLN 4,324,858 thousand, as a result of e.g. rise in oil prices. A major contributor to the growth was also PKN ORLEN's dividend of PLN 911,020 thousand. The Group's total debt (loans, borrowings and securities) reached PLN 4,778,912 thousand as at June 30th 2005, which means an increase of PLN 2,453,777

thousand as compared with the end of 2004. The increase results from this year's disclosure of Unipetrol's liabilities in the amount of PLN 2,302,092 thousand.

Cash Flow

The Q2 2005 net operating cash flow stood at PLN 1,083,750 thousand, having fallen by PLN 26,663 thousand relative to the analogous quarter of 2004. The decrease was attributable mainly to negative trends with respect to inventories (up by PLN 444,193 thousand in Q2 2005, against a PLN 200,403 thousand rise in Q2 2004). Concurrently, Q2 2005 operating cash flow grew year on year as a result of an increase in provisions which pushed the value of operating cash by PLN 407,829 thousand while a year earlier they had contributed only PLN 84,350 thousand towards the cash balance . Following the disclosure of the excess of fair value of acquired net assets over their acquisition cost under other operating income (under net profit), the item was derecognised from under other adjustments, in the amount of PLN 2,005,028.0 thousand.

In Q2 2005, the investing cash outflow was PLN 1,308,267 thousand, that is up on the Q2 2004 figure by PLN 821,004 thousand. This increase follows mainly from the acquisition of shares in unconsolidated undertakings (PLN 1,345,575 thousand; in Q2 2004 – PLN 15,655 thousand). Concurrently, proceeds from disposal of short-term securities also grew by PLN 541,909 thousand. In Q2 2005, the Group reported a positive balance of the financing cash flow of PLN 175,188 thousand (in Q2 2004, the balance was negative at PLN 340,516 thousand). In Q2 2005, net inflow under loans and borrowings was PLN 218,958 thousand, while in Q2 2004 the outflow was PLN 311,258 thousand.

Net cash at the end of Q2 2005 totalled PLN 1,384,234 thousand, PLN 462,927 thousand more than in Q2 2004.

APPENDIX I

SUMMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004
(PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months
Gross revenue on sales of products	16,160,344	9,228,478	13,479,918	7,273,499	19.9%
Excise tax and other charges	-5,121,406	-2,760,393	-4,898,872	-2,586,936	4.5%
Net revenue on sales of products	**11,038,938**	**6,468,085**	**8,581,046**	**4,686,563**	**28.6%**
Revenue on sales of goods and materials for resale	5,722,018	3,486,963	5,232,106	2,786,374	9.4%
Cost of sales	-8,306,379	-5,162,977	-6,162,616	-3,288,295	34.8%
Goods and materials at cost	-5,105,129	-2,907,608	-4,911,240	-2,651,662	3.9%
Profit (loss) on sales	**3,349,448**	**1,884,463**	**2,739,296**	**1,532,980**	**22.3%**
Other operating income	2,176,539	2,097,868	109,632	69,230	**1,885.3%**
Selling costs	-1,036,387	-546,971	-1,063,396	-519,325	-2.5%
General and administrative expenses	-422,805	-224,034	-422,269	-236,409	0.1%
Other operating expenses	-566,816	-502,672	-292,793	-259,755	93.6%
Operating profit (loss)	**3,499,979**	**2,708,654**	**1,070,470**	**586,721**	**227.0%**
Financial income	452,050	405,871	157,101	140,625	187.7%
Financial expenses	-244,869	-177,446	-98,259	-40,275	149.2%
Share in profit (loss) of undertakings consolidated with equity method	7,707	7,924	8,905	2,219	-13.5%
Profit (loss) on disposal of all or part of equity interests in subordinated undertakings	29,395	29,395	3,795	3,795	674.6%
Pre-tax profit (loss)	**3,744,262**	**2,974,398**	**1,142,012**	**693,085**	**227.9%**
Corporate income tax	-394,198	-252,539	-238,196	-136,076	65.5%
Net profit (loss)	3,350,064	2,721,859	903,816	557,009	270.7%
Profit (loss) attributable to minority interests	-13,966	-3,794	-23,576	-6,458	-40.8%
Net profit (loss) after minority interest	**3,336,098**	**2,718,065**	**880,240**	**550,551**	**279.0%**

APPENDIX II

SUMMARY CONSOLIDATED BALANCE SHEETS as at June 30th 2005 and December 31st 2004 (PLN '000)

ITEM	Jun 30 2005 (unaudited data)	Dec 31 2004 (unaudited data)	% change
ASSETS			
Non-current (long-term) assets			
Property, plant and equipment	18,287,460	11,081,131	65.0%
(Negative) goodwill	20,501	20,501	0.0%
Intangible assets	767,424	344,431	122.8%
Financial assets	624,886	511,564	22.2%
Shares and equity interests in undertakings consolidated with equity method	511,043	118,014	333.0%
Deferred tax assets	60,811	27,138	124.1%
Other non-current assets	31,791	8,794	261.5%
Perpetual usufruct rights	64,901	40,023	62.2%
Property investments	17,653	-	-
Total non-current assets	**20,386,470**	**12,151,596**	**67.8%**
Current (short-term) assets			
Stocks	5,632,763	3,224,890	74.7%
Trade debtors and other receivables	5,005,488	2,598,800	92.6%
Taxes receivable	8,152	23,309	-65.0%
Short-term securities	240,137	1,124,155	-78.6%
Prepayments	164,026	102,091	60.7%
Cash and cash equivalents	1,384,234	735,813	88.1%
Other financial assets	132,598	154,217	-14.0%
Total current assets	**12,567,398**	**7,963,275**	**57.8%**
Non-current assets classified as held for sale	22,692	0	-
Total assets	**32,976,560**	**20,114,871**	**63.9%**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	534,636	534,636	0.0%
Capital revaluation adjustment	691,802	522,999	0.0%
Share premium	1,058,450	1,058,450	0.0%
Share premium revaluation adjustement	168,803	168,803	0.0%
Hedging accounting – cash flows	30,016	59,195	-49.3%
Currency-translation differences on subsidiary undertakings	-43,532	-9,444	360.9%
(Accumulated loss)/retained profit brought forward	12,681,600	10,258,950	23.6%
Shareholders' equity attributable to parent undertaking's shareholders	**14,952,972**	**12,593,589**	**18.7%**
Minority interests	2,630,202	384,013	584.9%
Total shareholders' equity	**17,583,174**	**12,977,602**	**35.5%**
Non-current liabilities			
Loans and borrowings	3,263,449	2,083,536	56.6%
Provisions	773,269	637,689	21.3%
Deferred income tax provisions	1,087,016	378,248	187.4%
Other non-current liabilities	151,071	34,255	341.0%
Total non-current liabilities	**5,274,805**	**3,133,728**	**68.3%**
Current liabilities			
Liabilities and accrued expenses	7,742,774	3,417,916	126.5%
Provisions	700,717	283,442	147.2%
Corporate income tax payable	102,542	1,680	6003.7%
Loans and borrowings	1,515,463	241,599	527.3%
Deferred income	52,634	16,911	211.2%
Other financial liabilities	4,451	41,993	-89.4%
Total current liabilities	**10,118,581**	**4,003,541**	**152.7%**

Total shareholders' equity and liabilities	**32,976,560**	**20,114,871**	**63.9%**

ORLEN SA
SEC File
82-5036

SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004
(PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	Change 6 months	Change 3 months
Operating cash flow						
Net profit (loss)	**3,336,098**	**2,718,065**	**880,240**	**550,551**	**2,455,858**	**2,167,514**
Total adjustments:						
Profit (loss) attributable to minority interests	13,966	3,794	23,576	6,458	-9,610	-2,664
Share in profit (loss) of undertakings consolidated with equity method	-7,707	-7,924	-8,905	-2,219	1,198	-5,705
Depreciation and amortisation	624,145	329,302	667,445	326,610	-43,300	2,692
Net dividends and interest	-62,712	-62,529	-23,158	15,619	-39,554	-78,148
Corporate income tax as disclosed in profit and loss account	394,198	252,539	238,196	136,076	156,002	116,463
(Profit) loss on investment activities	-46,671	-31,592	128,867	115,961	-175,538	-147,553
Decrease / (increase) in receivables	-336,399	35,984	-654,998	-246,938	318,599	282,922
Decrease / (increase) in stocks	-1,299,286	-444,193	-310,404	-200,403	-988,882	-243,790
(Decrease) / increase in liabilities and accrued expenses	1,196,151	391,131	763,329	278,726	432,822	112,405
(Decrease) / increase in provisions	420,810	407,829	78,541	84,350	342,269	323,479
Other adjustments*	-2,240,153	-2,264,878	110,490	151,599	-2,350,643	-2,416,477
Corporate income tax paid	-344,287	-243,778	-154,777	-105,977	-189,510	-137,801
Net operating cash flow	**1,648,153**	**1,083,750**	**1,738,442**	**1,110,413**	**-90,289**	**-26,663**
Investing cash flow						
Acquisition of intangible assets and property, plant and equipment	-889,194	-512,075	-806,979	-373,836	-82,215	-138,239
Disposal of property, plant and equipment	19,559	15,329	14,910	6,913	4,649	8,416
Disposal of shares	76,305	76,305		-383		
Acquisition of interests in unconsolidated undertakings**	-1,347,186	-1,345,575	-27,107	-15,655	-1,320,079	-1,329,920
Acquisition of short-term securities	-81,818	-42,189	-293,447	-207,954	211,629	165,765
Gain on disposal of short-term securities	963,547	575,362	65,286	33,453	898,261	541,909
Dividends and interest received	124,135	104,320	84,356	81,857	39,779	22,463
Loans granted/repaid	558	-284	-2,072	-2,072	2,630	1,788

Other***	-179,381	-179,460	15,712	-9,586	-195,093	-169,874
Net investing cash outflow	**-1,313,475**	**-1,308,267**	**-949,341**	**-487,263**	**-364,134**	**-821,004**
Financing cash flow						
Increase in long- and short-term loans and borrowings	929,876	666,785	748,575	80,449	181,301	586,336
Decrease in long- and short-term loans and borrowings	-540,482	-447,827	-1,189,056	-391,707	648,574	-56,120
Interest paid	-59,261	-35,992	-54,921	-27,198	-4,340	-8,794
Other	-16,109	-7,778	-5,168	-2,060	-10,941	-5,718
Net financing cash inflow/(outflow)	**314,024**	**175,188**	**-500,570**	**-340,516**	**814,594**	**515,704**
Change in net cash	**648,702**	**-49,329**	**288,531**	**282,634**	**360,171**	**-331,963**
Foreign-exchange gains/losses	-281	-6,073	-1,483	-1,647	1,202	
Cash at beginning of period	**735,813**	**1,439,636**	**634,259**	**640,320**	**101,554**	**799,316**
Cash at end of period, including:	**1,384,234**	**1,384,234**	**921,307**	**921,307**	**462,927**	**462,927**
Restricted cash	109,467	109,467	120,346	120,346	-10,879	-10,879

***including negative goodwill of Unipetrol consolidation at the level of PLN 2,005,028 thousands**
**** including Unipetrol acquisition (PLN 1,562,335 thousands) decreased by PLN 218,806 thousands cash.**
***** including Unipetrol liabilities acquisition (PLN 178,804 thousands)**

APPENDIX IV

PKN ORLEN
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENT
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004
(PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
REVENUE ON SALES TO THIRD PARTIES[1]						
Refining (production + wholesale)	7,873,230	4,883,666	6,086,372	3,362,235	29.4%	45.3%
Refining (retail)	5,961,188	3,381,950	5,502,414	3,029,497	8.3%	11.6%
Petrochemicals	2,618,846	1,545,152	1,903,808	935,896	37.6%	65.1%
Other activities	307,692	144,280	320,558	145,309	-4.0%	-0.7%
TOTAL	**16,760,956**	**9,955,048**	**13,813,152**	**7,472,937**	**21.3%**	**33.2%**
FINANCIAL RESULT[2]						
Refining (production + wholesale)	2,069,815	1,490,923	982,282	563,248	110.7%	164.7%
Refining (retail)	226,261	224,048	-27,931	-11,750	-910.1%	-2,006.8%
Petrochemicals	1,614,086	1,296,322	342,143	142,709	371.8%	808.4%
Other activities	308,512	279,193	29,749	8,466	937.0%	3,197.8%
Exclusions	-263,581	-263,256	-54	140		
Total of non-attributed items	-455,115	-318,577	-255,719	-116,092		
TOTAL	**3,499,979**	**2,708,654**	**1,070,470**	**586,721**	**227.0%**	**361.7%**
EXPENDITURE ON PROPERTY, PLANT AND EQUIPMENT						
Refining (production + wholesale)	203,826	128,941	141,454	92,982	44.1%	38.7%
Refining (retail)	134,790	52,491	119,159	73,002	13.1%	-28.1%
Petrochemicals	437,246	283,470	439,415	259,416	-0.5%	9.3%
Other activities	53,909	32,653	29,496	15,539	82.8%	110.1%
Total of non-attributed items	24,638	22,380	15,616	11,845	57.8%	88.9%
TOTAL	**854,409**	**519,935**	**745,140**	**452,784**	**14.7%**	**14.8%**
DEPRECIATION AND AMORTISATION						
Refining (production + wholesale)	238,419	117,699	300,665	130,510	-20.7%	-9.8%
Refining (retail)	111,647	62,381	113,569	71,232	-1.7%	-12.4%
Petrochemicals	151,448	87,595	127,397	62,752	18.9%	39.6%
Other activities	106,853	55,738	105,221	55,420	1.6%	0.6%
Total of non-attributed items	15,778	5,889	20,593	6,696	-23.4%	-12.1%
TOTAL	**624,145**	**329,302**	**667,445**	**326,610**	**-6.5%**	**0.8%**

1. Revenue on sales to third parties represents exclusively sales to undertakings outside of the ORLEN Group.
2. Financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

KEY CONSOLIDATED OPERATING DATA
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004
(tonnes)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tonnes)	**6,548**	**3,385**	**5,956**	**3,036**	**9.9%**	**11.5%**
REFINERY OUTPUT						
Gasoline	1,501,548	802,061	1,328,828	708,145	13.0%	13.3%
Diesel fuel	1,839,482	997,366	1,663,957	885,624	10.5%	12.6%
Fuel oil (III)	383,555	234,648	276,305	155,703	38.8%	50.7%
Ekoterm	778,781	320,928	742,420	300,108	4.9%	6.9%
JET A-1	197,120	109,368	134,413	87,176	46.7%	25.5%
LPG	134,351	75,866	95,577	48,493	40.6%	56.4%
Other refining products	897,919	675,516	560,522	359,359	60.2%	88.0%
TOTAL	**5,732,756**	**3,215,753**	**4,802,022**	**2,544,608**	**19.4%**	**26.4%**
SALES OF REFINING PRODUCTS						
Gasoline	1,964,002	1,091,391	1,807,725	976,506	8.6%	11.8%
Diesel fuel	2,086,034	1,217,367	1,889,243	1,020,364	10.4%	19.3%
Fuel oil (III)	252,993	143,437	216,546	93,068	16.8%	54.1%
Ekoterm	864,024	379,062	822,648	338,284	5.0%	12.1%
JET A-1	213,651	128,855	144,794	91,298	47.6%	41.1%
LPG	159,796	89,754	147,424	77,754	8.4%	15.4%
Other refining products	757,546	542,353	669,936	416,167	13.1%	30.3%
TOTAL	**6,298,046**	**3,592,219**	**5,698,316**	**3,013,441**	**10.5%**	**19.2%**
PETROCHEMICALS OUTPUT						
Polyethylene	56,752	38,114	34,177	4,206	66.1%	806.2%
Polypropylene	53,050	34,285	30,022	12,051	76.7%	184.5%
Ethylene	43,001	19,722	38,861	16,702	10.7%	18.1%
Glycol	40,897	11,964	50,199	22,762	-18.5%	-47.4%
Propylene	66,556	27,738	65,322	27,241	1.9%	1.8%
Ammonium nitrate	304,173	170,848	270,701	151,864	12.4%	12.5%
CANWIL	166,267	59,875	153,333	72,236	8.4%	-17.1%
Polyvinyl chloride (PVC)	79,702	27,866	105,552	45,387	-24.5%	-38.6%
Other petrochemical products	385,596	216,098	312,100	153,932	23.5%	40.4%
TOTAL	**1,195,994**	**606,510**	**1,060,267**	**506,381**	**12.8%**	**19.8%**
SALES OF PETROCHEMICAL PRODUCTS						
Polyethylene	81,714	63,319	49,392	21,299	65.4%	197.3%
Polypropylene	61,389	42,769	43,755	19,400	40.3%	120.5%
Ethylene	37,668	15,797	38,580	16,338	-2.4%	-3.3%
Glycol	44,504	14,830	51,139	25,972	-13.0%	-42.9%
Propylene	65,451	26,912	64,660	27,230	1.2%	-1.2%
Ammonium nitrate	262,127	131,658	254,945	128,289	2.8%	2.6%
CANWIL	167,964	75,978	143,995	58,725	16.6%	29.4%
Polyvinyl chloride (PVC)	105,979	60,438	108,531	50,708	-2.4%	19.2%
Other petrochemical products	365,017	209,343	300,228	146,150	21.6%	43.2%
TOTAL	**1,191,813**	**641,044**	**1,055,225**	**494,111**	**12.9%**	**29.7%**

APPENDIX VI

SALES OF KEY PRODUCTS
for the periods of 6 and 3 months
ended June 30th 2005 and June 30th 2004
(tonnes)

les of light products in the Orlen Group (by volume)	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
›lesale of key light lucts, including:	**3,577,973**	**1,980,481**	**3,123,091**	**1,611,595**	**14.6%**	**22.9%**
ısoline	1,041,612	598,345	876,555	482,941	18.8%	23.9%
esel fuel	1,458,812	874,269	1,279,330	699,126	14.0%	25.1%
T A-1	213,651	128,855	144,794	91,298	47.6%	41.1%
:oterm	863,898	379,012	822,412	338,230	5.0%	12.1%
ıil sales of engine fuels, ıding:	**1,618,493**	**872,975**	**1,598,454**	**846,875**	**1.3%**	**3.1%**
ısoline	922,390	493,046	931,170	493,565	-0.9%	-0.1%
esel fuel	627,222	343,098	609,913	321,238	2.8%	6.8%
’G	68,881	36,831	57,371	32,072	20.1%	14.8%
ıl sales of fuels, ıding:	**5,287,507**	**2,906,429**	**4,811,834**	**2,504,206**	**9.9%**	**16.1%**
gine fuels	4,423,483	2,527,367	3,989,186	2,165,922	10.9%	16.7%

END

Close

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS OF 6 AND 3 MONTHS ENDED 30 JUNE 2005 AND 30 JUNE 2004 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

SECURITIES AND EXCHANGE COMMISSION
Consolidated quarterly report QS II quarter/ 2005
quarter/(current year)

(in accordance with § 93 section 2 and § 94 section 1 of the Council of Ministers' Decree of 21 March 2005, Journal of Laws No. 49, item 463)

(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the II quarter of the reporting year 2005, that is for the period from 1 January 2005 to 30 June 2005

and for the II quarter of the reporting year 2004, that is for the period from 1 January 2004 to 30 June 2004

which includes consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN)
and condensed financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN)

on 29 September 2005
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN S.A.	*CHEMICAL*
(abbreviated name of the issuer)	(industrial sector in line with classification of Warsaw Stock Exchange)
09-411	***PŁOCK***
(zip code)	(location)
CHEMIKÓW	*7*
(street)	(number)

48 24 365 28 95	**48 24 365 40 40**	**media@orlen.pl**
(telephone)	(fax)	(e-mail)
774-00-01-454	**610188201**	**www.orlen.pl**
(NIP)	(REGON)	(www)

KPMG AUDYT SP. Z O.O.
(entity authorized to conduct audit)

POLSKI KONCERN NAFTOWY ORLEN S.A.
SELECTED FINANCAIL DATA

PKN ORLEN SA SEC File 82-5036

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	II quarter 2005 (cummulative data)	II quarter 2004 (cummulative date)	II quarter 2005 (cummulative data)	II quarter 2004 (cummulative date)
Data in respect of MSSF consolidated financial statement				
I. Net revenues from sale of finished goods, merchandise and raw materials	16 760 956	13 813 152	4 107 574	3 385 162
II. Profit / (Loss) on operations	3 499 979	1 070 470	857 733	262 338
III. Gross profit	3 744 262	1 142 012	917 599	279 871
IV. Net profit	3 336 098	880 240	817 571	215 719
V. Net cash provided by operating activities	1 648 153	1 738 442	403 910	426 037
VI. Net cash used in investing activities	(1 313 475)	(949 341)	(321 891)	(232 653)
VII. Net cash provided by / (used in) financing activities	314 024	(500 570)	76 957	(122 674)
VIII. Net change in cash and cash equivalents	648 702	288 531	158 976	70 710
IX. Profit (loss) per ordinary share for 6 months (in PLN/EUR)	7,80	2,06	1,91	0,50
	as of 30.06.2005	as of 30.06.2004	as of 30.06.2005	as of 30.06.2004
X. Non-current assets	20 386 470	11 855 621	5 046 031	2 934 487
XI. Current assets	12 567 398	7 610 656	3 110 665	1 883 779
XII. Total assets	32 976 560	19 466 277	8 162 313	4 818 266
XIII. Long-term liabilities	5 274 805	3 031 115	1 305 612	750 257
XIV. Short-term liabilities	10 118 581	4 898 263	2 504 537	1 212 411
XV. Equity	17 583 174	11 536 899	4 352 163	2 855 597
XVI. Share capital	1 057 635	1 057 635	261 784	261 784
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value per share (in PLN/EUR)	41,11	26,97	10,18	6,68
Data in respect of MSSF condensed standalone financial statement				
	II quarter 2005 (cummulative data)	II quarter 2004 (cummulative date)	II quarter 2005 (cummulative data)	II quarter 2004 (cummulative date)
I. Net revenues from sale of finished goods, merchandise and raw materials	9 748 797	8 108 485	2 389 118	1 987 130
II. Profit / (Loss) on operations	1 344 876	1 006 530	329 586	246 668
III. Gross profit	1 661 470	1 106 565	407 173	271 184
IV. Net profit	1 317 902	891 857	322 976	218 566
V. Net cash provided by operating activities	718 030	1 036 890	175 966	254 109
VI. Net cash used in investing activities	(944 093)	(381 696)	(231 367)	(93 541)
VII. Net cash provided by / (used in) financing activities	255 838	(403 013)	62 698	(98 766)
VIII. Net change in cash and cash equivalents	29 775	252 181	7 297	61 802
IX. Profit (loss) per ordinary share for 6 months (in PLN/EUR)	3,08	2,09	0,76	0,51
	as of 30.06.2005	as of 30.06.2004	as of 30.06.2005	as of 30.06.2004
X. Non-current assets	11 760 301	9 874 706	2 910 894	2 444 174
XI. Current assets	7 004 506	5 553 173	1 733 746	1 374 514
XII. Total assets	18 764 807	15 427 879	4 644 639	3 818 687
XIII. Long-term liabilities	2 264 488	2 416 418	560 503	598 108
XIV. Short-term liabilities	4 859 196	3 086 874	1 202 742	764 059
XV. Equity	11 641 123	9 924 587	2 881 395	2 456 520
XVI. Share capital	1 057 635	1 057 635	261 784	261 784
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value per share (in PLN/EUR)	27,22	23,20	6,74	5,74

The above financial data were converted to EUR in line with the following methods:

- particular assets and liabilities – in accordance with the average exchange rate announced for 30 June 2005 – PLN 4.0401 / EUR,
- particular profit and loss items and positions of the statement of cash flows – in accordance with the exchange rate being the arithmetic average of the average exchange rates announced by the National Bank of Poland as at the last day of each complete month of the reporting period (from 1 January to 30 June 2005) – PLN 4.0805 / EUR.

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
as at 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	Notes	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
			(in thousand PLN)	
ASSETS				
Non-current assets				
Property, plant and equipment	3.1	18 287 460	11 063 238	10 754 636
Goodwill	3.5	20 501	20 501	20 133
Intangible assets		767 424	344 431	353 956
Long-term financial investments		624 886	511 564	515 041
Investments in associates		511 043	118 014	131 550
Deferred tax assets		60 811	27 138	8 860
Other non-current assets		31 791	8 794	10 532
Perpetual usufruct of land		64 901	40 023	42 782
Investment property		17 653	17 893	18 131
Total non-current assets		**20 386 470**	**12 151 596**	**11 855 621**
Current assets				
Inventory		5 632 763	3 224 890	3 318 227
Trade and other receivables		5 005 488	2 598 800	2 829 027
Income tax receivable		8 152	23 309	1 644
Short-term investments		240 137	1 124 155	297 571
Short-term prepayments		164 026	102 091	152 341
Cash and cash equivalents	3.2	1 384 234	735 813	921 307
Other financial assets		132 598	154 217	90 539
Total current assets		**12 567 398**	**7 963 275**	**7 610 656**
Total assets		**32 976 560**	**20 114 871**	**19 466 277**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Equity				
Share capital		534 636	534 636	534 636
Share capital revaluation adjustment		522 999	522 999	522 999
Share premium		1 058 450	1 058 450	1 058 450
Share premium revaluation adjustment		168 803	168 803	168 803
Hedging reserve		30 016	59 195	12 111
Foreign exchange differences on subsidiaries from consolidation		(43 532)	(9 444)	42 032
Retained earnings		12 681 600	10 258 950	8 754 150
Total equity (attributed to shareholders of the parent company)		**14 952 972**	**12 593 589**	**11 093 181**
Minority interest		2 630 202	384 013	443 718
Total equity		**17 583 174**	**12 977 602**	**11 536 899**
Non-current liabilities				
Interest-bearing loans and borrowings	3.7	3 263 449	2 083 536	1 969 151
Provisions		773 269	637 689	600 990
Deferred tax liabilities	3.4.1	1 087 016	378 248	425 173
Other non-current liabilities		151 071	34 255	35 801
Total non-current liabilities		**5 274 805**	**3 133 728**	**3 031 115**
Current liabilities				
Trade and other liabilities and accrued expenses		7 742 774	3 417 916	4 059 883
Provisions		700 717	283 442	110 133
Income tax liability		102 542	1 680	30 722
Interest-bearing loans and borrowings	3.7	1 515 463	241 599	665 282
Deferred income		52 634	16 911	23 373
Other current financial liabilities		4 451	41 993	8 870
Total current liabilities		**10 118 581**	**4 003 541**	**4 898 263**
Total equity and liabilities		**32 976 560**	**20 114 871**	**19 466 277**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED PROFIT AND LOSS STATEMENTS
For the period of 6 months ended 30 June 2005 and 30 June 2004 and for the period of 3 months ended 31March 2005 and 31March 2004 (all amounts in PLN thousand)

	Notes	for the period of 6 months ended 30 June 2005 (unaudited)	for the period of 3 months ended 31 March 2005 (unaudited)	for the period of 6 months ended 30 June 2004 (unaudited)	for the period of 3 months ended 31 March 2004 (unaudited)
			(in thousand PLN)		
Operating activities					
Net sale revenues					
Revenues from sale of finished goods		16 160 344	6 931 866	13 479 918	6 206 419
Excise tax and other charges		(5 121 406)	(2 361 013)	(4 898 872)	(2 311 936)
Net revenues from sale of finished goods		11 038 938	4 570 853	8 581 046	3 894 483
Net revenues from sale of merchandise and raw		5 722 018	2 235 055	5 232 106	2 445 732
Total net sale revenues		**16 760 956**	**6 805 908**	**13 813 152**	**6 340 215**
Cost of finished goods sold	3.8	(8 306 379)	(3 143 402)	(6 162 616)	(2 874 321)
Cost of merchandise and raw materials sold	3.8	(5 105 129)	(2 197 521)	(4 911 240)	(2 259 578)
Gross profit on sales		**3 349 448**	**1 464 985**	**2 739 296**	**1 206 316**
Other operating income *		2 176 539	78 671	109 632	40 402
Distribution expenses	3.8	(1 036 387)	(489 416)	(1 063 396)	(544 071)
General and administrative expenses	3.8	(422 805)	(198 771)	(422 269)	(185 860)
Other operating expenses	3.8	(566 816)	(64 144)	(292 793)	(33 038)
Profit from operations		**3 499 979**	**791 325**	**1 070 470**	**483 749**
Financial income	3.9	452 050	46 179	157 101	95 642
Financial expenses	3.9	(244 869)	(67 423)	(98 259)	(137 150)
Net financial revenues and expenses		**207 181**	**(21 244)**	**58 842**	**(41 508)**
Share in profit from investments accounted for under equity method		7 707	(217)	8 905	6 686
Profit on the sale of all or part of shares of related parties		29 395	-	3 795	-
Profit before tax		**3 744 262**	**769 864**	**1 142 012**	**448 927**
Income tax expense	3.10	(394 198)	(141 659)	(238 196)	(102 120)
Profit after tax		**3 350 064**	**628 205**	**903 816**	**346 807**
Minority interest		(13 966)	(10 172)	(23 576)	(17 118)
Net profit		**3 336 098**	**618 033**	**880 240**	**329 689**
Basic and diluted earnings per share in Polish Zloty		**7,80**	**1,44**	**2,06**	**0,77**

* Incl. in 2005 the excess of share in the net consolidated assets of the Unipetrol Group over the acquisition price

CONDENSED CONSOLIDATED PROFIT AND LOSS STATEMENTS
for the period of 3 months ended 30 June 2005 and 30 June 2004
(all amounts in PLN thousand)

	Notes	II quarter period from 1.04.2005 to 30.06.2005 (unaudited)	II quarter period from 1.04.2004 to 30.06.2004 (unaudited)
		(in thousand PLN)	
Operating activities			
Net sale revenues			
Revenues from sale of finished goods		9 228 478	7 273 499
Excise tax and other charges		(2 760 393)	(2 586 936)
Net revenues from sale of finished goods		6 468 085	4 686 563
Net revenues from sale of merchandise and raw materials		3 486 963	2 786 374
Total net sale revenues		**9 955 048**	**7 472 937**
Cost of finished goods sold	3.8	(5 162 977)	(3 288 295)
Cost of merchandise and raw materials sold	3.8	(2 907 608)	(2 651 662)
Gross profit on sales		**1 884 463**	**1 532 980**
Other operating income **		2 097 868	69 230
Distribution expenses	3.8	(546 971)	(519 325)
General and administrative expenses	3.8	(224 034)	(236 409)
Other operating expenses	3.8	(502 672)	(259 755)
Profit from operations		**2 708 654**	**586 721**
Financial income *	3.9	405 871	140 625
Financial expenses *	3.9	(177 446)	(40 275)
Net financial revenues and expenses		**228 425**	**100 350**
Share in profit from investments accounted for under equity method		7 924	2 219
Profit on the sale of all or part of shares of related parties		29 395	3 795
Profit before tax		**2 974 398**	**693 085**
Income tax expense	3.10	(252 539)	(136 076)
Profit after tax		**2 721 859**	**557 009**
Minority interest		(3 794)	(6 458)
Net profit		**2 718 065**	**550 551**

* The decrease in negative foreign exchange differences in the amount of PLN 54,896 thousand and decrease in expenses in the amount of PLN 24,270 thousand relate to reclassification of financial instruments in the second quarter of 2004.
** Incl. in 2005 the excess of share in the net consolidated assets of the Unipetrol Group over the acquisition price

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the period of 6 months ended 30 June 2005 and 30 June 2004 and for the period of 3 months ended 31March 2005 and 31Merch 2004
(all amounts in PLN thousand)

	for the period of 6 months ended 30 June 2005	for the period of 3 months ended 31 March 2005	for the period of 6 months ended 30 June 2004	for the period of 3 months ended 31 March 2004
	(unaudited)	(unaudited)	(unaudited)	(nie badane)
		(in thousand PLN)		
Cash flows - operating activities				
Net profit	**3 336 098**	**618 033**	**880 240**	**329 689**
Adjustments for:				
Minority interest	13 966	10 172	23 576	17 118
Share in profit from investments accounted for under equity method	(7 707)	217	(8 905)	(6 686)
Depreciation	624 145	294 843	667 445	340 835
Interest and dividend income, net	(62 712)	(183)	(23 158)	(38 777)
Income tax expense	394 198	141 659	238 196	102 120
(Profit) / loss on investing activities	(46 671)	(15 079)	128 867	12 906
(Increase) in receivables	(336 399)	(372 383)	(654 998)	(408 060)
(Increase) in inventories	(1 299 286)	(855 093)	(310 404)	(110 001)
Increase in liabilities and accruals	1 196 151	805 020	763 329	484 603
Increase / (decrease) in provisions	420 810	12 981	78 541	(5 809)
Other*	(2 240 153)	24 725	110 490	(41 109)
Income tax paid	(344 287)	(100 509)	(154 777)	(48 800)
Net cash provided by operating activities	**1 648 153**	**564 403**	**1 738 442**	**628 029**
Cash flows - investing activities				
Acquisition of property, plant and equipment and intangible assets	(889 194)	(377 119)	(806 979)	(433 143)
Proceeds from the sale of property, plant and equipment	19 559	4 230	14 910	7 997
Proceeds from the sale of shares	76 305	-	-	383
Acquisition of shares**	(1 347 186)	(1 611)	(27 107)	(11 452)
Acquisition of short-term securities	(81 818)	(39 629)	(293 447)	(85 493)
Proceeds from the sale of short-term securities	963 547	388 185	65 286	31 833
Interest and dividends received	124 135	19 815	84 356	2 499
Loans (granted) / repaid	558	842	(2 072)	-
Other***	(179 381)	79	15 712	25 298
Net cash used in investing activities	**(1 313 475)**	**(5 208)**	**(949 341)**	**(462 078)**
Cash flow - financing activities				
Proceeds from long and short-term borrowings	929 876	263 091	748 575	668 126
Repayment of long and short-term borrowings	(540 482)	(92 655)	(1 189 056)	(797 349)
Interest paid	(59 261)	(23 269)	(54 921)	(27 723)
Other	(16 109)	(8 331)	(5 168)	(3 108)
Net cash provided by / (used in) financing activities	**314 024**	**138 836**	**(500 570)**	**(160 054)**
Net change in cash and cash equivalents	**648 702**	**698 031**	**288 531**	**5 897**
Effect of exchange rate changes	(281)	5 792	(1 483)	164
Cash and cash equivalents, beginning of the period	**735 813**	**735 813**	**634 259**	**634 259**
Cash and cash equivalents, end of period, incl.	**1 384 234**	**1 439 636**	**921 307**	**640 320**
Cash and cash equivalents not available for use	109 467	279 502	120 346	122 857

* Incl. in 2005 the excess of share in the net consolidated assets of the Unipetrol Group over the acquisition price - PLN 2,005,028 thousand.

** Incl. in 2005 the acquisition of the Unipetrol Group for PLN 1,562,335 thousand, decreased by acquired cash of PLN 220,107 thousand.

*** Incl. in 2005 the acquisition of liabilities of the Unipetrol Group of PLN 178,804 thousand.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the period of 3 months ended 30 June 2005 and 30 June 2004
(all amounts in PLN thousand)

	II quarter period from 1.04.2005 to 30.06.2005 (unaudited)	II quarter period from 1.04.2004 to 30.06.2004 (unaudited)
	(in thousand PLN)	
Cash flows - operating activities		
Net profit	**2 718 065**	**550 551**
Adjustments for:		
Minority interest	3 794	6 458
Share in profit from investments accounted for under equity method	(7 924)	(2 219)
Depreciation	329 302	326 610
Interest and dividend income, net	(62 529)	15 619
Income tax expense	252 539	136 076
(Profit) / loss on investing activities	(31 592)	115 961
(Increase) / decrease in receivables	35 984	(246 938)
(Increase) in inventories	(444 193)	(200 403)
Increase in liabilities and accruals	391 131	278 726
Increase in provisions	407 829	84 350
Other*	(2 264 878)	151 599
Income tax paid	(243 778)	(105 977)
Net cash provided by operating activities	**1 083 750**	**1 110 413**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(512 075)	(373 836)
Proceeds from the sale of property, plant and equipment	15 329	6 913
Proceeds from the sale of shares	76 305	(383)
Acquisition of shares**	(1 345 575)	(15 655)
Acquisition of short-term securities	(42 189)	(207 954)
Proceeds from the sale of short-term securities	575 362	33 453
Interest and dividends received	104 320	81 857
Loans (granted)	(284)	(2 072)
Other***	(179 460)	(9 586)
Net cash used in investing activities	**(1 308 267)**	**(487 263)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings	666 785	80 449
Repayment of long and short-term borrowings	(447 827)	(391 707)
Interest paid	(35 992)	(27 198)
Other	(7 778)	(2 060)
Net cash provided by / (used in) financing activities	**175 188**	**(340 516)**
Net change in cash and cash equivalents	**(49 329)**	**282 634**
Effect of exchange rate changes	(6 073)	(1 647)
Cash and cash equivalents, beginning of the period	**1 439 636**	**640 320**
Cash and cash equivalents, end of period, incl.	**1 384 234**	**921 307**
Cash and cash equivalents not available for use	109 467	120 346

* Incl. in 2005 the excess of share in the net consolidated assets of the Unipetrol Group over the acquisition price - PLN 2,005,028 thousand.

** Incl. in 2005 the acquisition of the Unipetrol Group for PLN 1,562,335 thousand, decreased by acquired cash of PLN 220,107 thousand.

*** Incl. in 2005 the acquisition of liabilities of the Unipetrol Group of PLN 178,804 thousand.

CONDENSED STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY
As At 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	Share capital	Share premium	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2004 (unaudited)	1 057 635	1 227 253	-	62 366	8 148 515	433 859	10 929 628
Foreign exchange differences on consolidation	-	-	-	(20 334)	-	-	(20 334)
Dividend	-	-	-	-	(278 011)	-	(278 011)
Net profit	-	-	-	-	880 240	-	880 240
Impairment of non-current assets	-	-	-	-	3 406	-	3 406
Hedge accounting - cash flow hedges	-	-	12 111	-	-	-	12 111
Shares issued	-	-	-	-	-	-	-
Share premium	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	23 576	23 576
Change in shareholders structure	-	-	-	-	-	(13 717)	(13 717)
30 June 2004 (unaudited)	1 057 635	1 227 253	12 111	42 032	8 754 150	443 718	11 536 899

	Share capital	Share premium	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2005 (unaudited)	1 057 635	1 227 253	59 195	(9 444)	10 258 950	384 013	12 977 602
Foreign exchange differences on consolidation	-	-	-	(34 088)	-	-	(34 088)
Dividend	-	-	-	-	(911 020)	-	(911 020)
Net profit	-	-	-	-	3 336 098	-	3 336 098
Impairment of non-current assets	-	-	-	-	(2 428)	-	(2 428)
Hedge accounting - cash flow hedges	-	-	(29 179)	-	-	-	(29 179)
Share premium	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	13 967	13 967
Change in shareholders structure	-	-	-	-	-	2 232 222	2 232 222
Other	-	-	-	-	-	-	-
30 June 2005 (unaudited)	1 057 635	1 227 253	30 016	(43 532)	12 681 600	2 630 202	17 583 174

	Share capital	Share premium	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2004 (unaudited)	1 057 635	1 227 253	-	62 366	8 148 515	433 859	10 929 628
Foreign exchange differences on consolidation	-	-	-	(71 810)	-	-	(71 810)
Dividend	-	-	-	-	(278 011)	-	(278 011)
Net profit	-	-	-	-	2 384 983	-	2 384 983
Impairment of non-current assets	-	-	-	-	3 463	-	3 463
Hedge accounting - cash flow hedges	-	-	59 195	-	-	-	59 195
Share premium	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	-	-
Change in shareholders structure	-	-	-	-	-	53 950	53 950
Change in the share structure	-	-	-	-	-	(103 796)	(103 796)
31 December 2004 (unaudited)	1 057 635	1 227 253	59 195	(9 444)	10 258 950	384 013	12 977 602

STAND-ALONE CONDENSED BALANCE SHEETS
as at 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
		(in thousand PLN)	
ASSETS			
Non-current assets			
Property, plant and equipment	7 652 059	7 569 696	7 532 203
Intangible assets	31 110	29 404	34 978
Long-term financial investments	511 975	498 963	457 769
Investments in associates	3 448 749	1 685 878	1 784 160
Other non-current assets	79 196	32 302	36 544
Perpetual usufruct of land	37 212	24 931	29 052
Total non-current assets	**11 760 301**	**9 841 174**	**9 874 706**
Current assets			
Inventory	3 752 993	2 621 975	2 815 115
Trade and other receivables	2 538 957	1 908 263	2 044 589
Income tax receivable	-	10 206	-
Short-term investments	200 415	1 261 747	200 843
Short-term prepayments	59 930	68 329	90 376
Cash and cash equivalents	320 245	291 138	312 864
Other financial assets	131 966	154 018	89 386
Total current assets	**7 004 506**	**6 315 676**	**5 553 173**
Total assets	**18 764 807**	**16 156 850**	**15 427 879**
LIABILITIES AND SHAREHOLDER'S EQUITY			
Equity			
Share capital	534 636	534 636	534 636
Share capital revaluation adjustment	522 999	522 999	522 999
Share premium	1 058 450	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803	168 803
Hedging reserve	57 383	75 943	16 350
Retained earnings	9 298 852	8 892 160	7 623 349
Total equity	**11 641 123**	**11 252 991**	**9 924 587**
Non-current liabilities			
Interest-bearing loans and borrowings	1 423 613	1 407 707	1 596 506
Provisions	545 503	498 334	474 504
Deferred tax liabilities	292 179	296 878	345 408
Other non-current liabilities	3 193	-	-
Total non-current liabilities	**2 264 488**	**2 202 919**	**2 416 418**
Current liabilities			
Trade and other liabilities and accrued expenses	3 892 877	2 432 232	2 718 269
Provisions	553 961	235 447	79 699
Interest-bearing loans and borrowings	342 531	5 863	233 575
Deferred income	10 330	6 048	12 052
Income tax liability	56 028	-	25 407
Other current financial liabilities	3 469	21 350	17 872
Total current liabilities	**4 859 196**	**2 700 940**	**3 086 874**
Total equity and liabilities	**18 764 807**	**16 156 850**	**15 427 879**

STAND-ALONE CONDENSED PROFIT AND LOSS SATTEMENTS
for the period of 6 months ended 30 June 2005 and 30 June 2004
And for the period of 3 months ended 31Merch 2005 and 31March 2004
(all amounts in PLN thousand)

	for the period of 6 months ended 30 June 2005	for the period of 3 months ended 31 March 2005	for the period of 6 months ended 30 June 2004	for the period of 3 months ended 31 March 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousand PLN)			
Operating activities				
Net sale revenues				
Revenues from sale of finished goods	13 903 293	6 367 977	12 210 769	5 652 634
Excise tax and other charges	(4 967 511)	(2 309 593)	(4 848 496)	(2 293 597)
Net revenues from sale of finished goods	8 935 782	4 058 384	7 362 273	3 359 037
Net revenues from sale of merchandise and raw	813 015	364 210	746 212	356 753
Total net sale revenues	**9 748 797**	**4 422 594**	**8 108 485**	**3 715 790**
Cost of finished goods sold	(6 450 645)	(2 958 815)	(5 453 043)	(2 533 454)
Cost of merchandise and raw materials sold	(620 161)	(262 307)	(591 312)	(283 776)
Gross profit on sales	**2 677 991**	**1 201 472**	**2 064 130**	**898 560**
Other operating income *	69 260	34 238	48 694	19 192
Distribution expenses	(702 616)	(332 368)	(705 447)	(351 607)
General and administrative expenses	(245 267)	(124 438)	(260 896)	(110 766)
Other operating expenses	(454 492)	(49 587)	(139 951)	(26 940)
Profit from operations	**1 344 876**	**729 317**	**1 006 530**	**428 439**
Financial income	493 687	32 366	156 206	82 943
Financial expenses	(177 093)	(45 834)	(56 171)	(110 248)
Net financial revenues and expenses	**316 594**	**(13 468)**	**100 035**	**(27 305)**
Profit before tax	**1 661 470**	**715 849**	**1 106 565**	**401 134**
Income tax expense	(343 568)	(134 015)	(214 708)	(86 219)
Net profit	**1 317 902**	**581 834**	**891 857**	**314 915**
Basic and diluted earnings per share in Polish Zloty	**3,08**	**1,36**	**2,09**	**0,74**

POLSKI KONCERN NAFTOWY ORLEN S.A.
STAND-ALONE CONDENSED PROFIT AND LOSS STATEMENTS
for the period of 3 months ended 30 June 2005 and 30 June 2004
(all amounts in PLN thousand)

	II quarter period from 1.04.2005 to 30.06.2005	II quarter period from 1.04.2004 to 30.06.2004
	(unaudited)	(unaudited)
	(in thousand PLN)	
Operating activities		
Net sale revenues		
Revenues from sale of finished goods	7 535 316	6 558 135
Excise tax and other charges	(2 657 918)	(2 554 899)
Net revenues from sale of finished goods	4 877 398	4 003 236
Net revenues from sale of merchandise and raw	448 805	389 459
Total net sale revenues	**5 326 203**	**4 392 695**
Cost of finished goods sold	(3 491 830)	(2 919 589)
Cost of merchandise and raw materials sold	(357 854)	(307 536)
Gross profit on sales	**1 476 519**	**1 165 570**
Other operating income *	35 022	29 502
Distribution expenses	(370 248)	(353 840)
General and administrative expenses	(120 829)	(150 130)
Other operating expenses	(404 905)	(113 011)
Profit from operations	**615 559**	**578 091**
Financial income *	461 321	147 857
Financial expenses *	(131 259)	(20 517)
Net financial revenues and expenses	**330 062**	**127 340**
Profit before tax	**945 621**	**705 431**
Income tax expense	(209 553)	(128 489)
Net profit	**736 068**	**576 942**

* The decrease in negative foreign exchange differences in the amount of PLN 50,324 thousand and decrease in expenses in the amount of PLN 24,270 thousand relate to reclassification of financial instruments in the second quarter of 2004.

STAND-ALONE CONDENSED STATEMENTS OF CASH FLOWS
For the period of 6 months ended 30 June 2005 and 30 June 2004
And for the period of 3 months ended 31March 2005 and 31March 2004
(all amounts in PLN thousand)

	for the period of 6 months ended 30 June 2005 (unaudited)	for the period of 3 months ended 31 March 2005 (unaudited)	for the period of 6 months ended 30 June 2004 (unaudited)	for the period of 3 months ended 31 March 2004 (unaudited)
	(in thousand PLN)			
Cash flows - operating activities				
Net profit	**1 317 902**	**581 834**	**891 857**	**314 915**
Adjustments for:				
Depreciation	393 224	199 704	487 139	245 865
Interest and dividend income, net	(129 400)	(7 342)	(60 502)	(48 349)
Income tax expense	343 568	134 015	214 708	86 219
(Profit) / loss on investing activities	(48 331)	(1 878)	43 738	17 189
(Increase) in receivables	(247 953)	(292 617)	(147 174)	(329 511)
(Increase) in inventories	(1 131 018)	(737 511)	(302 612)	(90 077)
Increase in liabilities and accruals	310 816	367 599	39 908	46 000
Increase in provisions	370 081	14 076	43 033	2 152
Other	(178 824)	33 157	(32 731)	(40 127)
Income tax paid	(282 035)	(85 087)	(140 474)	(42 092)
Net cash provided by operating activities	**718 030**	**205 950**	**1 036 890**	**162 184**
Cash flows - investing activities				
Acquisition of property, plant and equipment and intangible assets	(469 518)	(206 153)	(511 706)	(266 026)
Proceeds from the sale of property, plant and equipment	6 505	1 202	5 335	2 679
Proceeds from the sale of shares in Naftoport	67 692	-	-	-
Proceeds from the sale of subsidiaries	8 141	-	6 111	108
Acquisition of shares *	(1 562 335)	-	(12 654)	(950)
Proceeds from the sale of short-term securities	810 977	312 122	-	-
Acquisition of short-term securities	-	-	(200 843)	-
Interest and dividends received	128 603	17 674	93 039	313
Proceeds from repayment of loan granted to subsidiary	240 248	240 248	-	-
Proceeds from return of additional payments to subsidiaries' equity	-	-	230 299	230 299
Other	(174 406)	(549)	8 723	25 236
Net cash used in investing activities	**(944 093)**	**364 544**	**(381 696)**	**(8 341)**
Cash flow - financing activities				
Proceeds from long and short-term borrowings	371 706	99 953	713 279	672 102
Repayment of long and short-term borrowings	(91 532)	(30 000)	(1 085 502)	(806 888)
Interest paid	(24 336)	(11 214)	(30 666)	(17 789)
Other	-	-	(124)	(103)
Net cash provided by / (used in) financing activities	**255 838**	**58 739**	**(403 013)**	**(152 678)**
Net change in cash and cash equivalents	**29 775**	**629 233**	**252 181**	**1 165**
Effect of exchange rate changes	(668)	5 964	(2 086)	(1)
Cash and cash equivalents, beginning of the period	**291 138**	**291 138**	**62 769**	**62 769**
Cash and cash equivalents, end of period, incl.	**320 245**	**926 335**	**312 864**	**63 933**
Cash and cash equivalents not available for use	7 089	186 374	7 327	9 036

* Incl. in 2005 the entire amount relates to acquisition of the Unipetrol Group

	II quarter period from 1.04.2005 to 30.06.2005 (unaudited)	II quarter period from 1.04.2004 to 30.06.2004 (unaudited)
	(in thousand PLN)	
Cash flows - operating activities		
Net profit	**736 068**	**576 942**
Adjustments for:		
Depreciation	193 520	241 274
Interest and dividend income, net	(122 058)	(12 153)
Income tax expense	209 553	128 489
(Profit) / loss on investing activities	(46 453)	26 549
Decrease in receivables	44 664	182 337
(Increase) in inventories	(393 507)	(212 535)
(Decrease) in liabilities and accruals	(56 783)	(6 092)
Increase in provisions	356 005	40 881
Other	(211 981)	7 396
Income tax paid	(196 948)	(98 382)
Net cash provided by operating activities	**512 080**	**874 706**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(263 365)	(245 680)
Proceeds from the sale of property, plant and equipment	5 303	2 656
Proceeds from the sale of shares in Naftoport	67 692	-
Proceeds from the sale of subsidiaries	8 141	6 003
Acquisition of shares *	(1 562 335)	(11 704)
Proceeds from the sale of short-term securities	498 855	-
Acquisition of short-term securities	-	(200 843)
Interest and dividends received	110 929	92 726
Other	(173 857)	(16 513)
Net cash used in investing activities	**(1 308 637)**	**(373 355)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings	271 753	41 177
Repayment of long and short-term borrowings	(61 532)	(278 614)
Interest paid	(13 122)	(12 877)
Other	-	(21)
Net cash provided by / (used in) financing activities	**197 099**	**(250 335)**
Net change in cash and cash equivalents	**(599 458)**	**251 016**
Effect of exchange rate changes	(6 632)	(2 085)
Cash and cash equivalents, beginning of the period	**926 335**	**63 933**
Cash and cash equivalents, end of period, incl.	**320 245**	**312 864**
Cash and cash equivalents not available for use	7 089	7 327

* Incl. in 2005 the entire amount relates to acquisition of the Unipetrol Group

(all amounts in PLN thousand)

	Share capital	Share premium	Hedging reserve	Retained earnings	Total equity
1 January 2004 (unaudited)	1 057 635	1 227 253	-	7 009 503	9 294 391
Foreign exchange differences on consolidation	-	-	-	-	-
Dividend	-	-	-	(278 011)	(278 011)
Net profit	-	-	-	891 857	891 857
Impairment of non-current assets	-	-	-	-	-
Hedge accounting - cash flow hedges	-	-	16 350	-	16 350
Shares issued	-	-	-	-	-
Share premium	-	-	-	-	-
Minority interest	-	-	-	-	-
30 June 2004 (unaudited)	1 057 635	1 227 253	16 350	7 623 349	9 924 587

	Share capital	Share premium	Hedging reserve	Retained earnings	Total equity
1 January 2005 (unaudited)	1 057 635	1 227 253	75 943	8 892 160	11 252 991
Foreign exchange differences on consolidation	-	-	-	-	-
Dividend	-	-	-	(911 020)	(911 020)
Net profit	-	-	-	1 317 902	1 317 902
Impairment of non-current assets	-	-	-	(190)	(190)
Hedge accounting - cash flow hedges	-	-	(18 560)	-	(18 560)
Shares issued	-	-	-	-	-
Share premium	-	-	-	-	-
Minority interest	-	-	-	-	-
Other	-	-	-	-	-
30 June 2005 (unaudited)	1 057 635	1 227 253	57 383	9 298 852	11 641 123

	Share capital	Share premium	Hedging reserve	Retained earnings	Total equity
1 January 2004 (unaudited)	1 057 635	1 227 253	-	7 009 503	9 294 391
Foreign exchange differences on consolidation	-	-	-	-	-
Dividend	-	-	-	(278 011)	(278 011)
Net profit	-	-	-	2 161 754	2 161 754
Impairment of non-current assets	-	-	-	(1 086)	(1 086)
Hedge accounting - cash flow hedges	-	-	75 943	-	75 943
Shares issued	-	-	-	-	-
Share premium	-	-	-	-	-
Minority interest	-	-	-	-	-
31 December 2004 (unaudited)	1 057 635	1 227 253	75 943	8 892 160	11 252 991

(all amounts in PLN thousand)

I. PRINCIPAL ACTIVITIES OF THE GROUP

The Parent Company of the Polski Koncern Naftowy ORLEN Group ("Group") is Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company", "Parent"), seated in Płock, Poland, 7 Chemikow Street.
The Company was established under the notarial deed of 29 June 1993 as a result of the transformation of a state owned enterprise into a joint-stock company registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court of Płock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.
On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated and thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

The Group's operations comprise of refining of petroleum and manufacture of a wide range of petroleum products, chemical and petrochemical products, delivery as well as wholesale and retail sale of those products.

Before the date of the second public offering completed in July 2000, the Group had been directly and indirectly owned by the Polish State Treasury, the minority shares being held by employees and other parties. The State Treasury supervised the Group by executing control over the ultimate Parent Company, Nafta Polska S.A. As at 16 September 2005, Nafta Polska S.A. held directly or indirectly 17.32% shares in PKN ORLEN SA, the Polish State Treasury 10.2%, Bank of New York (as a depositor) 12.29%, and other shareholders 60.19% of the Company's shares.
On 4 July 2003, the Company announced that Commercial Union OFE BPH CU WBK held 21,533,539 of PKN ORLEN shares, which accounted for 5.035% of votes at the General Shareholders' Meeting. On 2 March 2005 the stake of PKN ORLEN's shares held by Commercial Union OFE BPH CU WBK decreased and amounted to 21,040,915 shares, which constituted 4.92 % of voting rights at the General Shareholders' Meeting.
FMR Corp. with its direct and indirect subsidiaries, seated in Boston and Fidelity International Limited with its direct and indirect subsidiaries, seated in Bermuda, held 21,436,944 PKN ORLEN shares as at 24 May 2005, which is 5.01% of the share capital and gives title to 21,436,944 votes at the General Shareholders' Meeting and 5.01% of the total votes at the General Meeting of PKN ORLEN.

II. PRINCIPLES ADOPTED FOR PREPARATION OF THE CONSOLIDATED QUARTERLY STATEMENTS FOR THE SECOND QUARTER OF 2005

As of 1 January 2005, the amended Polish Accounting Act imposed a requirement on the Group to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRSs") adopted by the European Union. The information disclosed in these consolidated financial statements is compliant with IAS 34 'Interim Financial Reporting'. As at the day of preparation of these consolidated financial statements the scope of standards adopted by the International Accounting Standards Board and the standards adopted by the European Union differ with respect to some issues of IAS 39 "Financial Instruments: Recognition and Measurement". The above differences do not concern these consolidated financial statements.
The International Accounting Standards Board issued International Financial Reporting Standard No. 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards" which is applicable for the preparation of financial statements for periods beginning on or after 1 January 2004. In addition to entities preparing their first financial statements in accordance with IFRSs, IFRS 1 is also applicable to entities such as the PKN ORLEN Group, which have already applied IFRSs yet their statements contained a comment on non-compliance with particular standards. In particular, IFRS 1 requires that an entity would disclose in its IFRS financial statements all assets and liabilities which are to be recognized under IFRSs. In accordance with IFRS 1, an entity may state its tangible fixed assets at fair value as of IFRSs adoption date and recognize the fair value as the cost of the fixed assets as at that date.
From 1 January 2005 the Group has prepared its consolidated financial statements first time in compliance with IFRS 1 as it complies with conditions defined in that standard.
From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 1c of the Accounting Act, wording effective from 1 January 2005), has prepared its statutory stand-alone financial statements in accordance with IFRSs approved by the European Commission for 2005.

(all amounts in PLN thousand)

The consolidated financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value, which change is recognised in the profit and loss, financial assets available for sale, and investments property stated at fair value.

1. Statement of compliance

As of 1 January 2005, the amended Polish Accounting Act imposed a requirement on the Group to prepare its consolidated financial statements in accordance with the IFRSs adopted by the European Union. The information disclosed in these consolidated financial statements is compliant with IAS 34 "Interim Financial Reporting". As at the date of preparation of these consolidated financial statements the scope of standards adopted by the International Accounting Standards Board and the standards adopted by the European Union differ with respect to some issues of IAS 39 "Financilal Instruments: Recognition and Measurement". The above differences do not affect these consolidated financial statements.
The International Accounting Standards Board issued International Financial Reporting Standard No. 1 (IFRS 1) "First-time Adoption of International Financial Reporting Standards" which is applicable for the preparation of financial statements for periods beginning on or after 1 January 2004. In addition to entities preparing their first financial statements in accordance with IFRSs, IFRS 1 is also applicable to entities such as the PKN ORLEN Group, which have already applied IFRSs yet their statements contained a comment on non-compliance with particular standards. In particular, IFRS 1 requires that an entity would disclose in its IFRS financial statements all assets and liabilities which are to be recognised under the IFRSs. In accordance with IFRS 1, an entity may state its property, plant and equipment at fair value as of the IFRSs adoption date and recognise the fair value as the cost of the property, plant and equipment as at that date.
The Group, as at 1 January 2005, prepares consolidated financial statements for the first time in the compliance with IFRS 1, fulfilling conditions defined in this standard.
From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. on 30 December 2004 (adopted in compliance with Art. 45 section 1c of the Accounting Act, wording effective from 1 January 2005), has prepared its statutory standalone financial statements in accordance with the IFRSs approved by the European Commission for 2005.
The consolidated financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value, which change is recognised in the profit and loss (the Company applies the hedge accounting), financial assets available for disposal, and investments property stated at fair value.

2. Format and general principles for preparation of condensed consolidated and stand-alone balance sheet, condensed consolidated and stand-alone profit and loss statement, condensed statement of changes in consolidated and stand-alone equity and condensed consolidated and stand-alone cash flow statement

The condensed consolidated and stand-alone quarterly financial statements included in these consolidated quarterly report were prepared in accordance with the International Financial Reporting Standards and in the scope required under the Regulation of the Council of Ministers of 21 March 2005 on current and periodical information presented by issuers of securities (Journal of Laws no. 49, item 463). The statements comprise the period from 1 January to 30 June 2005 and the comparative period from 1 January to 30 June 2004.

3. Adopted accounting principles and policy

In the presented reporting period the Company and the Group introduced changes to the respective accounting principles applied by the Company and the Group for 2004 statutory reporting. The changes concern adoption of the International Financial Reporting Standards from 1 January 2005 in accordance with the decision of the General Shareholders' Meeting of PKN ORLEN S.A. of 30 December 2004.
The last consolidated annual financial statements prepared by the Company were the annual statements for the period of 12 months ended 31 December 2004 prepared in compliance with the Polish Accounting Standards. The accounting principles applied in these financial statements are discussed below.

(all amounts in PLN thousand)

An impact on the previously published results, related to the adoption of the IFRSs is presented in Note XVII of these statements.
The Group applied the following exemptions from IFRS 1:
- valuation of property, plant and equipment at fair value and use of the fair value as deemed cost defined as at adoption of IFRSs – the Company included in these statements an initial valuation of property, plant and equipment at fair value as discussed under II.1,
- business combinations – the Company applied the exemption of IFRS 1 for business combinations which had taken place before 1 January 2004, as discussed in detail under II.1.
For comparability of the presented financial data, the 2004 data compliant with the PASs were stated in accordance with the IFRSs.

A. Accounting principles

Property Plant and Equipment

Property, plant and equipment, excluding investment property, are stated at cost which consists of the acquisition cost and direct costs related to bringing the fixed asset into use as well as estimated costs of dismantling and removal of the asset and the cost of restoration of the site/land to the initial state regardless of whether the obligation exists at acceptance of the asset for use or arises during its use.

After initial recognition, fixed assets are depreciated and subject to impairment write-offs.

Tangible fixed asset items acquired after 31 December 1996 are stated at acquisition cost less accumulated depreciation and impairment write-offs.

Fixed assets acquired before 1 January 1997 are stated at fair value determined as at 1 January 2004 in accordance with deemed cost less accumulated depreciation and impairment losses. In order to comply with the above requirements, in accordance with IFRS 1, the Group commissioned an independent expert to perform a preliminary revaluation of fixed assets to fair value as at the date of application of IFRS 1 and recognized the value as deemed cost as at that date. The Parent Company's Management Board expects that the revaluation process will be concluded in 2005, which will ensure application of all IFRS principles required in 2005 for statutory reporting by the end of that year. According to the Board, the estimated result of recognition of potential adjustments resulting from the above requirements will not impact significantly the Group assets, equity or financial results for the first half of 2005.

The cost of significant repairs and regular maintenance programmes are regarded as tangible fixed assets and depreciated in accordance with their economic useful life.

The cost of significant repairs and regular maintenance programmes is recognised as tangible fixed assets and depreciated in accordance with their economic useful lives.

Fixed assets are depreciated on a straight line basis over the period reflecting their estimated economic useful life, considering the residual value. Appropriateness of the applied periods and depreciation rates is verified once a year, and respective adjustments are made to the subsequent periods of depreciation. Components of fixed assets which are material for the whole fixed asset are depreciated separately in accordance with their economic useful life.

In the first half of 2005, the Company has not implemented the component accounting. The Company commenced the process to ensure that all material components of tangible fixed assets with different useful lives or depreciation methods would be identified in order to calculate relevant depreciation. The Company expects that this process will be concluded by the end of 2005.

The Group estimates the residual value of fixed assets. The residual value is the net amount which the Group would currently obtain from the disposal of the assets, having deducted the estimated cost of disposal, if the assets were already of the age and in the condition expected at the end of their useful life.
The residual value is not subject to depreciation and is reviewed once a year.

The following useful lives are used for property, plant and equipment:

Buildings and constructions	10-70 years
Machines and equipment	3-25 years
Vehicles and other	4-17 years

Assets with an estimated useful life not exceeding one year and with an initial cost not exceeding PLN 3.5 thousand are expensed when accepted for use.

If there have been events or changes which indicate that the carrying amount of property, plant and equipment may not be recoverable, the assets are analysed for potential impairment. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or cash-generating units is decreased to the recoverable amount. The recoverable amount of fixed assets reflects the higher of net selling cost and value in use.
Impairment write-offs are recognised as operating costs in the profit and loss.

Finance lease

A lease contract, under IAS 17, is regarded as a finance lease if it transfers substantially all risks and rewards incidental to ownership of the leased asset.
Assets used under lease, tenancy, rental or similar contracts which meet the above defined criteria are regarded as fixed assets and recognised at the lower of fair value of the leased asset at the commencement of the lease term and the present value of the minimum lease payments.

Depreciation methods for leased assets being depreciated are consistent with normal depreciation policies applied for similar owned assets and depreciation is calculated in accordance with IAS 16 and IAS 38. If it is not certain that the lessee will obtain title to the asset before the end of the lease term, the asset is depreciated over the shorter of the lease term and the asset's economic useful life.

Assets leased out based on lease, tenancy, rental or similar contracts meeting the above finance lease criteria are treated as long-term receivables and stated at the net lease investment value.

Goodwill

Goodwill resulting from a business combination is stated at the acquisition date at the excess of the cost of the business combination over the acquirer's share in the fair value of the net identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is decreased by impairment losses.

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that it might be impaired. Goodwill is not amortised.

Excess of net fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

If the acquirer's share resulting from a business combination in the net fair value of identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination the acquirer:

- reassesses the identification and measurement of the identifiable assets, liabilities and contingent liabilities and the cost of the business combination;
- recognises immediately in the profit and loss any excess remaining after the reassessment in the period in which the business combination was carried out.

Intangible assets

Intangible assets are recognised if it is probable that expected future economic benefits that are directly attributable to the assets will flow to the entity. Initially intangible assets are stated at acquisition or construction cost. The intangible assets acquired in a business combination are initially recognised at fair value as defined at the business combination date.

After initial recognition, intangible assets are measured at acquisition or construction cost less amortisation and impairment losses. Intangible assets are amortised using the straight line method over their estimated economic useful life. Appropriateness of the applied amortisation periods and rates is regularly reviewed, at least at the end of the reporting year, and potential adjustments to amortisation rates are made in the subsequent periods.

Intangible assets with an indefinite useful life are not amortised. Their value is decreased by impairment losses.

The residual value of intangible assets is usually assumed to be zero, unless:

- there is a commitment by a third party to purchase the asset at the end of its useful life – the residual value is then defined by the contract for disposal of the title to the asset; or
- there is an active market for the asset, its value may be reliably estimated and it is highly probable that such a market will exist at the end of the asset's useful life.

The adopted economic standard useful lives for amortisation of intangible assets are:

Acquired licenses, patents, and similar intangible assets	2-15 years
Acquired computer software	2-10 years

Except for development costs, all intangible assets generated by the Group are not recognised as assets and are recorded in the profit and loss for the period when the related cost has been incurred.

Intangible assets with indefinite useful lives and intangible assets which are not yet in use are tested for impairment once a year.
Other intangible assets are tested for impairment only if there are indications that their carrying amount may not be recoverable. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or the related cash-generating units are is decreased to the recoverable amount. The recoverable amount of those assets is the higher of the assets' net selling price and their value in use.

Investment property

Investment property is initially recognised at acquisition cost including transaction costs. After initial recognition investment property is presented at fair value. Gains and losses resulting from changes in fair value of investment property are presented in the profit and loss in the period when incurred.

Investment property is derecognised when the property is permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gains or losses arising from derecognition of the investment property are recognised in the profit and loss in the period of derecognition.

Inventories

Inventories are measured at the lower of cost and net realisable value, considering any inventory allowances. The net realisable value is the selling price estimated in the ordinary course of business activity less the estimated costs of completion and the estimated selling costs.

Cost is determined based on the weighted average costs formula. For finished goods, costs comprise of related fixed and variable indirect costs for ordinary production levels, excluding cost of external financing.

Receivables

Trade receivables are recognised when they arise at the present value of the expected proceeds and are stated in subsequent periods at amortised cost using the effective interest method less allowances for doubtful receivables. Bad debts are stated in the profit and loss when it is determined that they are not collectable.

Cash and cash equivalents

Cash comprises cash on hand and in a bank account. Cash equivalents are short-term highly liquid investments (of initial maturity up to three months), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.
The cash flows balance of cash and cash equivalents consists of the above defined monetary assets and their equivalents less bank overdrafts, if they form an integral part of an entity's cash management.

Revenue from sale

Revenue from sales is recognised when it is probable that the economic benefits associated with the sale transaction will flow to the Group and the amount of revenue can be measured reliably. The revenue from the sale of finished goods and merchandise is recognised after deducting value added tax (VAT), excise tax (finished goods), fuel charges (finished goods) and discounts.

Revenue from the sale of goods and merchandise is recognised when the goods are issued and related risks and rewards have been transferred. Revenue from settlement of cash flow hedge instruments adjust the sales revenue.

The revenue is measured at the fair value of the received or due payment.

Revenue from dividends

Dividends are recognised when the shareholder's right to receive payment is established.

Equity

Equity is stated in the accounting books by type, in accordance with legal regulations and the Company's Articles of Association.
The share capital is stated at nominal value in accordance with the Company's Articles of Association and the entry in the Commercial Register, except for shares issued before 1996. Those shares were adjusted using a general price index in line with IAS 29.
The stated outstanding share capital contributions are recognised as outstanding share capital contributions. Own shares and outstanding contributions to the share capital decrease the Company's equity.
Share premium is created by the surplus of the issuance value in excess of the nominal value decreased by issuance costs.
Issuance costs incurred by setting up a joint stock company or increasing the share capital decrease the share premium to the amount of the surplus of the issuance value in excess of the nominal value, and the remaining portion is presented in other capital reserves.

Changes in the fair value of cash flows hedges related to the portion regarded as an effective hedge are included in equity as hedge accounting reserve.

Equity resulting from the conversion of convertible bonds, liabilities and loans into shares is stated at the nominal value of those financial instruments, liabilities and loans, considering non-amortised discounts or premiums, interest accrued and unsettled before the conversion date, which will not be paid out, unrealized foreign exchange differences and capitalized cost of issue.

The amounts arising at profit distribution, transfer from revaluation reserve capital, the undistributed income from prior periods and the current period net income are presented in the financial statements as retained earnings.

Loans and borrowings

Loans are initially stated at the fair value of proceeds received, net of transaction costs. They are subsequently recognised at amortised cost in line with the effective interest rate method. The difference between the net proceeds and the buyout amount is recognised as financial revenue or cost over the term of the loan or borrowing.

External financing costs

Cost of loans and borrowings, including foreign exchange differences related to loans and borrowings drawn in foreign currencies, are expensed in accordance with the benchmark treatment of IAS 23 in the profit and loss in the period to which they refer.

Retirement benefits and jubilee bonuses

Under the Group companies' remuneration plans, their employees are entitled to jubilee bonuses and retirement benefits. The jubilee bonuses are paid to employees after elapse of a defined number of years in service. The retirement benefits are paid once at retirement. The amount of retirement benefits and jubilee bonuses depends on the number of years of service and an employee's average remuneration. The Group does not assign assets which would be used for future retirement or jubilee liabilities. The Group makes a provision for future retirement benefits and jubilee bonuses in order to allocate costs to relevant periods. In accordance with IAS 19, jubilee bonuses are long-term employee benefits and retirement benefits are classified as post-employment benefit plans. The present amount of those liabilities at each balance sheet date is estimated by an independent actuary. The accumulated liabilities equal discounted future payments, considering employee rotation, and relate to the period before the balance sheet date. Demographic data and information on employee rotation are based on historical records. Actuarial gains and losses are recognised in the profit and loss.

Foreign currency transactions

Transactions denominated in foreign currencies are recognised after their translation to the functional currency, i.e. Polish New Zloty, at the exchange rate effective on the transaction date. Monetary assets and liabilities expressed in foreign currencies are stated at the National Bank of Poland average foreign exchange rates announced at the balance sheet date. Any gains or losses resulting from changes in foreign exchange rates after the transaction date are recognised as financial income or cost in the profit and loss statement. The exchange differences are stated in the profit and loss at their net amount.

Financial instruments

Financial assets are classified in the following categories: financial assets held to maturity, financial assets at fair value through profit and loss, loans and receivables and financial assets classified as available for sale. Financial assets held to maturity are investments with determined or determinable payments and a fixed maturity date, which the Company intends and has the ability to hold to the maturity date. Financial assets acquired in order to generate profits on short-term price fluctuations are classified as financial assets at fair value through profit and loss.
All other financial assets, which are not borrowings or receivables of the Company, are classified as financial assets available for sale.

Financial investments held to maturity are part of long-term assets if their maturity dates exceed twelve months from the balance sheet date. Financial assets at fair value, the change in which is recognised in the profit and loss, are classified as current assets if the Management Board intends to realize them within twelve months from the balance sheet date.

Purchases and sales of financial assets are recognised at the transaction date. At the moment of the original recognition those assets are measured at acquisition cost, i.e. at fair value, including transaction costs.

Financial assets at fair value through profit and loss, are measured at fair value without deduction of the transaction costs and considering their market price as at the balance sheet date. The change in fair value of those financial assets is recognised as financial income or costs.
Financial assets held to maturity are measured at the amortised cost using the effective interest rate.

Financial assets available for sale are recognised at fair value, without deduction of the transaction costs, and considering their market price at the balance sheet date. If the financial instruments are not traded on an active market and it is impossible to estimate reliably their fair value by alternative methods, financial assets available for sale are measured at acquisition cost adjusted by impairment losses.

Positive and negative differences between fair value and acquisition cost, net of deferred tax, of financial assets available for sale are reflected in the revaluation reserve if their market price is determinable on a regulated active market or fair value may be estimated by some other reliable method. Decreases in the value of financial assets available for sale due to impairment losses is charged to financial costs in the profit and loss.

Granted loans are presented at amortised cost.

Derivatives which are not designated as hedging instruments and are classified as financial assets or liabilities at fair value are stated at fair value through profit and loss.

Derivatives treated as cash flow hedge instruments are carried at fair value with changes in value accounted for in the following way:
- the portion determined to be an effective hedge is recognised directly in equity through the statement of changes in equity;
- the portion determined to be an ineffective hedge is recognised in the profit and loss;
- revenues or expenses on settlement of cash flow hedging instruments adjust sales revenues when recognised in the profit and loss.

Embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative;
- is not the hybrid (combined) instrument

The hybrid (combined) instrument is not measured at fair value with changes in fair value recognised in the net profit and loss.

Embedded derivatives are accounted for in a similar way as other derivatives which are not designated as hedging instruments.

Financial instruments are not presented in the financial statements if the title and control resulting from the underlying contract is lost which usually takes place on disposal of the financial instrument or when all related cash flows are transferred to a third party.

Derivatives used by the Company in order to hedge against foreign exchange risks comprise mainly of currency forwards. Such instruments are measured at fair value.
The fair value of currency forwards is estimated with reference to current futures rates for contracts of similar maturity.
When applying hedge accounting, hedges are classified as cash flow hedges against cash flow changes attributable to a particular type of risk related to a recognised asset, liability, or a forecast transaction. They may also be regarded as fair value hedges which are attributable to a particular type of risk related to a recognised asset or liability.
If the specific criteria for hedge accounting are met, a portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion of the gain or loss is recognised in the profit and loss.
The gain or loss from the re-measurement of the derivative hedging instruments at fair value that do not comply with the hedge accounting criteria are recognised directly in the profit and loss.

The Company discontinues hedge accounting when the underlying instrument expires or is sold, terminated or realized, or when the hedge no longer meets the criteria for hedge accounting. In such case, total gain or loss on the hedging instrument, previously recognised in equity, is recognised in equity until the forecast transaction takes place. If the Company no longer expects the forecast transaction to take place, the total net gain or loss recognised in equity is presented in the financial result of the current period.

Corporate income tax

Income tax is measured on gross profit considering deferred tax. The deferred tax is measured using the balance sheet liability method. The deferred tax reflects the net tax effect of temporary differences between the carrying amount of a given asset or liability and its tax base. The deferred tax assets and liabilities are measured at the effective tax rates enacted for subsequent years when the temporary differences are expected to be realized at tax rates enacted or substantially enacted as at the balance sheet date.

Deferred tax assets are recognised for negative temporary differences and unrealized tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be realized.

Deferred tax liabilities are recognised for all temporary tax differences.

Deferred tax assets and liabilities are recognised regardless of when the timing difference is likely to be realised. Deferred tax assets and liabilities are not discounted and they are accounted for as non-current assets or long-term liabilities in the balance sheet.

Non-current assets classified for disposal/sale

Non-current assets classified for sale are those which comply with the following criteria:

- a decision was made by the Company's Management Board for the disposal;
- the assets are available for an immediate sale in their present condition;
- an active search for a potential buyer has been initiated;
- the sale transaction is highly probable and could be settled within 12 months following the sale decision;
- the selling price is reasonable in relation to its current fair value;
- it is unlikely that significant changes to the sales plan of these assets will be introduced.

If the criteria are met after the balance sheet date, the asset is not reclassified at the end of the reporting year prior to the designation for sale. The reclassification is reflected in the reporting period when the criteria are met. Depreciation is discontinued for the asset when it is designated for sale.

Assets designated for sale are measured at the lower of the net carrying amount and the fair value less selling costs.

Earnings per share

Basic earnings per share for each period are calculated by dividing the net profit for a given period by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period is calculated by dividing the net profit for a given period adjusted by changes of the net profit resulting from conversion of the dilutive potential ordinary shares by the weighted average number of shares.

Provisions and liabilities

The Group makes provisions if it has such a legal or constructive obligation as a result of past events and if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and if a reliable estimate may be made of the amount of the obligation. The provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

When the effect of the time value of money is material, the amount of the provision and liability is the present value of the expenditure expected to be required to settle the obligation. If the discounting method is applied, the increase of provisions with time is recognised as financing costs.

Environmental provisions

The Group makes provisions for future liabilities for reclamation of contaminated land or elimination of harmful substances if there is such a legal or constructive obligation. Environmental provisions for reclamation are

periodically reviewed based on reports prepared by independent experts. The Group conducts regular reclamation of contaminated land that decreases the provision by its utilization.

The created provision reflects potential future expenses predicted to be incurred, estimated and verified periodically according to current prices.

Government grants and assistance

The government grants are recognised at fair value if there is reasonable assurance that the grant will be obtained and the entity will comply with the conditions attached to it. If the grant relates to an expenditure, it is recognised as income over the period necessary to match it with the related costs which the grant is intended to compensate. If the grant concerns assets, its fair value is recognised as deferred income and on a systematic basis recorded in the profit and loss over the estimated useful life of the underlying asset.

Contingent liabilities and receivables

Contingent liabilities are defined as obligations that arise from past events and which are dependent on occurrence or non-occurrence of some uncertain future events. Contingent liabilities are not recognised in the balance sheet however the information on contingent liabilities is disclosed unless the probability of outflow of resources relating to economic benefits is remote.

Contingent liabilities acquired as the result of a business combination are recognised as provisions in the balance sheet .

Contingent receivables are not recognised in the balance sheet, however the respective information on the contingent receivable is disclosed if the inflow of assets relating to economic benefits is probable.

Company's Board estimates

The preparation of financial statements in accordance with IFRSs requires that the Company's Board makes relevant estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Actual results may differ from those estimations.

In the matters of considerable weight, the Company's Board bases its estimates on opinions of independent experts.

Business segments

The Group's activities are divided into two major operating divisions: Refining Segment and Chemical Segment.

- The Refining Segment includes processing of crude oil, wholesale and retail trading in refinery products.

- The Chemical Segment includes production and sale of petrochemical products by PKN ORLEN and fertilizers and PCW by Anwil S.A.

Other operations embrace among others support activities in PKN ORLEN, transportation, repair and maintenance and construction activities performed by other PKN ORLEN's subsidiaries.

Segment profit and assets have been determined before making intersegment adjustments as appropriate. Selling prices between business segments are similar to market values. Segment operating costs have been allocated as appropriate. Other costs which cannot be reliably determined have been included as unallocated Group expenses, reconciling total segment results to profit from operations.

Adjustments from consolidation

Internal balances between the Group companies, transactions concluded within the Group and any related unrealized gains or losses as well as the Group income and expenses are eliminated at preparation of the consolidated financial statements. Unrealized gains resulting from transactions with associates and jointly controlled entities are excluded from the consolidated financial statements depending on the Group's share in those entities.

Unrealized losses are excluded from the consolidated financial statements based on the same rationale as in case of unrealized gains, until there are indications of impairment.

Application of the accounting principles

The above principles are applicable for comparative data, except principles concerning treatment of assets designated for sale, which have been applied since 1 January 2005.

Composition of the Company's Management Board

As at 30 June 2005, the Company's Management Board consisted of:

Igor Chalupec – President of the Board, General Executive Officer
Wojciech Heydel – Vice-President of the Board, Retail and Commercial Sales
Jan Maciejewicz – Vice-President of the Board, Cost Management and Information Technology
Cezary Smorszczewski – Vice-President of the Board, Chief Investment Officer
Paweł Szymański – Member of the Board, Chief Finance Officer

Upon the motion of the Polish Minister of State Treasury, PKN ORLEN Supervisory Board at the sitting on 19 July 2005, appointed Dariusz Witkowski as PKN ORLEN Board Member responsible for Organisation, effective 1 August 2005.

B. Principles of consolidation

Subsidiaries

The Group consolidated financial statements include Polski Koncern Naftowy ORLEN S.A. and entities under its control. The control is normally evidenced when the Group holds directly or indirectly more than 50% of the voting rights in a company or is able to govern the financial and operating policies of a company so as to benefit from the results of its activity. The minority shareholders' interest is recognised in equity. Net profit attributable to minority shareholders is shown in the profit and loss.
The purchase method is applied at acquisition of shares of business entities. Entities acquired or disposed of over the year are included in the consolidated financial statements from the acquisition date or to the disposal date, respectively.

Investments in associates

Investments in associated companies (overall investments ranging from 20% to 50% in a company's equity) where the Group exercises significant financial and operating influence, yet does not have control over them, are accounted for by the equity method. Assessment of the recovering value of investments in associates is performed when there are indications that the asset has been impaired or the impairment losses recognised in prior years are no longer required.

Investments in jointly controlled entities

Investments in jointly controlled entities where the Group exercises joint control are accounted for using the proportionate method whereby a proportional share in a jointly controlled entity's assets, liabilities, revenues and expenses, having deducted an impact of mutual transactions and settlements, is presented position by position with similar items in the consolidated financial statements.

(all amounts in PLN thousand)

4. Measurement and reporting currency

The financial data denominated in EUR were converted in line with the following methods:

- particular assets and liabilities – at the average exchange rate of the National Bank of Poland announced for 30 June 2005 – PLN 4.0401 / EUR, and for 31 December 2004 – PLN 4.0790 / EUR
- particular profit and loss items and positions of the statement of cash flows – at the arithmetic average of the average exchange rates announced by the National Bank of Poland as at the last day of each complete month of the reporting period from 1 January 2005 to 30 June 2005 – PLN 4.0805 / EUR; for the period from 1 January 2004 to 30 June 2004 the rate was PLN 4.7311 / EUR.

(all amounts in PLN thousand)

III. SELECTED EXPLANATORY NOTES

3.1. Property plant and equipment

	30 June 2005 (unaudited)	31 December * 2004 (unaudited)	30 June* 2004 (unaudited)
Land	789,050	349,077	355,212
Buildings and constructions	7,456,974	5,349,691	5,401,646
Machinery and equipment	7,231,931	3,015,940	3,205,991
Vehicles and other	581,888	401,282	395,997
Construction in progress	2,227,617	1,947,248	1,395,790
Total	**18,287,460**	**11,063,238**	**10,754,636**

* The data was restated with respect to previously published records due to changes introduced to accounting principles and policies as a result of adoption of IFRS as from 1 January 2005:

	31 December 2004	30 June 2004
Previously published information on consolidated property, plant and equipment in accordance with PASs	9,367,686	9,318,167
Valuation of property, plant and equipment at fair value	1,119,045	1,201,526
Change of the BOP consolidation method from equity method to proportionate method	603,057	345,336
Reclassification of catalysts	71,343	79,751
Reclassification of precious metals	59,205	54,211
Reclassification of outfit costs of dealer-owned stations network	53,553	59,193
Reclassification of prepayments for property, plant and equipment	(27,915)	(122,957)
Recognition of perpetual usufruct of land as intangible assets	(35,717)	(28,991)
Derecognition of capitalised financial expenses	(63,745)	(68,088)
Impairment loss recognized on ORLEN Deutschland property, plant and equipment	(65,381)	(65,381)
Reclassification of social-office building for hire to investment property	(17,893)	(18,131)
Consolidated property, plant and equipment in accordance with IFRS	11,063,238	10,754,636

(all amounts in PLN thousand)

The impact of the above described adjustments on the depreciation:

	For 12 months ended 31 December 2004	For 6 months ended 30 June 2004
Previously published consolidated information on depreciation in accordance with PASs	1,116,658	570,676
Valuation of property, plant and equipment at fair value	168,783	77,901
Change of the BOP consolidation method from equity method to proportionate method	32,731	16,345
Reclassification of fitout costs of dealer-owned stations network	13,055	7,415
Derecognition of perpetual usufruct of land as intangible assets	(9,840)	(4,892)
Adjusted depreciation presented in consolidated comparative data in accordance with IFRS	1,321,387	667,445

A complete property, plant and equipment movements schedule with above adjustments is presented in the financial statements for the 1st half of 2005.
Based on an initial valuation report prepared by an independent expert, these condensed consolidated financial statements present adjusted property, plant and equipment in the reporting period and in comparative periods. Valuations covered 90 % of net property, plant and equipment under revaluation in accordance with the principles discussed under section A, Accounting Principles "Property, plant and equipment".

3.2. Cash and cash equivalents

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Cash on hand and in bank	907,374	676,738	807,948
Other cash	100,997	59,027	113,323
Other monetary assets	375,863	48	36
Total	**1,384,234**	**735,813**	**921,307**

As at 30 June 2005, 31 December 2004 and 30 June 2004 the Group total cash denominated in foreign currencies amounts to PLN 992,255 thousand, PLN 482,142 thousand and PLN 651,398 thousand respectively.
Taking into account cooperation of the Group companies mainly with well-established Polish and international banks, the risk related to depositing cash and cash equivalents is considerably limited.
In accordance with the Polish law, the Group companies registered in Poland manage the Company's Social Fund on behalf of their employees. The contributions paid to the Social Fund are deposited in separate bank accounts of the Group companies and cannot be used for operating activity. As at 30 June 2005, 31 December 2004, and 30 June 2004 cash relating to the Social Fund account amounted to PLN 20,025 thousand, PLN 28,979 thousand and PLN 35,105 thousand respectively. The receivables related to borrowings from the Social Fund drawn by employees as at 30 June 2005, 31 December 2004 and 30 June 2004 amounted to PLN 21,195 thousand, PLN 23,886 thousand and PLN 26,777 thousand respectively. Liabilities related to the Social Fund as at 30 June 2005, 31 December 2004 and 30 June 2004 amounted to PLN 47,464 thousand, PLN 35,245 thousand and PLN 45,195 thousand respectively and are included in deferred liabilities.
Apart from the above presented amounts related to the Social Fund, cash and cash equivalents for which availability is limited as at 30 June 2005, 31 December 2004 and 30 June 2004 amounted to PLN 89,442 thousand, PLN 247,263 thousand and PLN 85,241 thousand respectively.

(all amounts in PLN thousand)

3.3. Impairment of assets

3.3.1. Impairment of property, plant and equipment

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	216,870	98,273
Additions during the period 1 April – 30 June	163,462	137,685
Disposals during the period 1 April – 30 June	(9,468)	(6,740)
Closing balance as at 30 June	370,864	229,218

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	235,825	129,147
Additions during the period 1 January – 30 June	166,782	111,581
Disposals during the period 1 January – 30 June	(31,743)	(11,509)
Balance as at 30 June	370,864	229,218

3.3.2. Impairment of construction in progress

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	42,712	40,747
Additions during the period 1 April – 30 June	3,695	23,045
Disposals during the period 1 April – 30 June	(360)	(4)
Closing balance as at 30 June	46,047	63,788

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	46,526	45,245
Additions during the period 1 January – 30 June	3,695	23,045
Disposals during the period 1 January – 30 June	(4,174)	(4,502)
Closing balance as at 30 June	46,047	63,788

3.3.3. Impairment of intangible assets

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	8,034	201
Additions during the period 1 April – 30 June	555	93
Disposals during the period 1 April – 30 June	(246)	-
Closing balance as at 30 June	8,343	294

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	8,292	289
Additions during the period 1 January – 30 June	555	5
Disposals during the period 1 January – 30 June	(504)	-
Closing balance as at 30 June	8,343	294

3.3.4. Impairment of long-term financial assets (shares)

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	78,404	71,174
Additions during the period 1 April – 30 June	6,778	5,714
Disposals during the period 1 April – 30 June	(5,672)	(406)
Closing balance as at 30 June	79,510	76,482

(all amounts in PLN thousand)

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	78,370	71,389
Additions during the period 1 January – 30 June	6,841	5,714
Disposals during the period 1 January – 30 June	(5,701)	(621)
Closing balance as at 30 June	79,510	76,482

3.3.5. Receivables allowances

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	475,078	312,313
Additions during the period 1 April – 30 June	275,443	22,115
Disposals during the period 1 April – 30 June	(33,327)	(17,254)
Closing balance as at 30 June	717,194	317,174

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	473,886	317,072
Additions during the period 1 January – 30 June	295,830	31,329
Disposals during the period 1 January – 30 June	(52,522)	(31,227)
Closing balance as at 30 June	717,194	317,174

3.3.6. Inventory allowances

In the 2nd quarter of 2005 the Group increased the inventory allowances by PLN 4,202 thousand, and cumulatively for the two quarters of 2005 by PLN 10,654 thousand. In the 2nd quarter of 2004 the Group increased the inventory allowances by PLN 5,088 thousand, and cumulatively in the two quarters of 2004 by PLN 7,359 thousand.

3.4. Provisions

3.4.1. Deferred tax liabilities

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	370,332	462,440
Additions during the period 1 April – 30 June	838,015	2,654
Disposals during the period 1 April – 30 June	(121,331)	(39,921)
Closing balance as at 30 June	1,087,016	425,173

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	378,248	464,439
Additions during the period 1 January – 30 June	869,982	55,659
Disposals during the period 1 January – 30 June	(161,214)	(94,925)
Closing balance as at 30 June	1,087,016	425,173

3.4.2. Jubilee and retirement provision

Data for 2nd quarter	2005	2004
Opening balance as at 1 April	197,924	160,512
Additions during the period 1 April – 30 June	16,121	24,786
Disposals during the period 1 April – 30 June	(7,633)	(12,627)
Closing balance as at 30 June	206,412	172,671

Cumulative data for 2 quarters	2005	2004
Opening balance as at 1 January	197,446	160,843
Additions during the period 1 January – 30 June	17,348	28,294
Disposals during the period 1 January – 30 June	(8,382)	(16,466)
Closing balance as at 30 June	206,412	172,671

(all amounts in PLN thousand)

3.4.3. Other

Data for 2nd quarter 2005	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.04.2005	493,457	70,000	89,805	80,525	733,787
Increase during the period 1.04.2005 – 30.06.2005	61,497	54,187	376,210*	82,411	574,305
Decrease during the period 1.04.2005 – 30.06.2005	(9,470)	-	(1,612)	(29,463)	(40,518)
Balance as at 30.06.2005	545,484	124,187	464,403	133,500	1,267,574

* including the provision for possible negative outcome of contracts relating to sale of part of Unipetrol Group assets

Cumulative data for two quarters 2005	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.01.2005	496,665	70,000	87,982	69,038	723,685
Increase during the period 1.01.2005 – 30.06.2005	61,497	54,187	378,909*	94,263	588,856
Decrease during the period 1.01.2004 – 30.06.2005	(12,678)	-	(2,488)	(29,801)	(44,967)
Balance as at 30.06.2005	545,484	124,187	464,403	133,500	1,267,574

* including the provision for possible negative outcome of contracts relating to sale of part of Unipetrol Group assets

Data for 2nd quarter 2004	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.04.2004	410,915	-	21,659	41,121	473,695
Increase during the period 1.04.2004 – 30.06.2004	36,560	-	32,507	7,246	76,313
Decrease during the period 1.04.2004 – 30.06.2004	(4,413)	-	-	(7,143)	(11,556)
Balance as at 30.06.2004	443,062	-	54,166	41,224	538,452

(all amounts in PLN thousand)

Cumulative data for two quarters 2004	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.01.2004	411,848	-	21,812	41,288	474,948
Increase during the period 1.01.2004 – 30.06.2004	36,574	-	32,507	7,426	76,507
Decrease during the period 1.01.2004 – 30.06.2004	(5,360)	-	(153)	(7,490)	(13,003)
Balance as at 30.06.2004	443,062	-	54,166	41,224	538,452

3.5. Goodwill

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
ORLEN PetroTank Sp. z o.o.	11,298	11,298	11,298
Ship-Service S.A.	6,645	6,645	6,645
PetroProfit Sp. z o.o.	1,175	1,175	1,175
Other	1,383	1,383	1,015
Total	**20,501**	**20,501**	**20,133**

As at 1 January 2004 the excess of the fair value of identifiable assets, liabilities and contingent liabilities over the acquisition cost in comparative data was derecognised from liabilities simultaneously increasing the opening balance of the retained earnings in the amount of PLN 301,369 thousand.

3.6. Dividends

On 29 June 2005, the Company's General Shareholders' Meeting adopted a resolution to pay a dividend from the net profit of 2004 in the amount of PLN 911,020,299.91. The date of payment was defined in the following way:
- the first instalment of PLN 457,648,695.27, giving PLN 1.07 per share, was paid on 1 September 2005;
- the second instalment of PLN 453,371,604.64, giving PLN 1.06 per share, to be paid on 1 December 2005.

3.7. Loans and borrowings

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Bank loans	4,283,637	2,300,971	2,529,479
Other loans and borrowings	18,802	24,164	30,212
Debt securities	476,473	-	74,742
Total including:	4,778,912	2,325,135	2,634,433
Short-term	1,515,463	241,599	665,282
Long-term	3,263,449	2,083,536	1,969,151

(all amounts in PLN thousand)

The value of loans and borrowings drawn by the Group increased net by PLN 2,453,777 thousand for the 6 months ended 30 June 2005.

The change in indebtedness level results mainly from:

- drawing loans translated to PLN:
  103,044 thousand (including EUR 24,590 thousand) in Societe Generale Bank Consortium as the Leading entity
  169,081 thousand in Bank Pekao S.A.
  143,578 thousand (including CZK 750,000 thousand) in PKO BP S.A.
  17,587 thousand in BPH PBK S.A.
  149,768 thousand (including CZK 750,000 thousand) in BH w Warszawie S.A.
  7,555 thousand in BRE Bank S.A.
  3,019 thousand in Kredyt Bank
- loans drawn by the Unipetrol a.s. Group of PLN 1,534,081 thousand (CZK 11,405,808 thousand)
- issue of bonds of PLN 476,473 thousand
- PLN 72,401 thousand resulting from foreign exchange differences at PKN ORLEN S.A.
- repayment of loans translated to PLN:
  75,898 thousand (including USD 18,411 thousand) in ING Bank Śląski S.A.
  51,835 thousand in PKO BP S.A.
  36,716 thousand in BPH PBK S.A.
  17,064 thousand in BH SA.
  6,746 thousand in BNP PARIBAS POLSKA
  9,360 thousand resulting from foreign exchange differences at BOP
- repayment of loans in German entities:
  EUR 2,640 thousand.

3.8. Cost by kind

	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)
Materials and energy	7,796,586	4,527,822	5,562,217	2,967,171
Cost of merchandise and materials sold	5,105,129	2,907,608	4,911,240	2,651,662
External services	906,498	536,725	860,955	470,896
Payroll, social security and other employee benefits	546,178	288,680	560,753	300,519
Depreciation*	624,145	329,302	667,445	326,610
Taxes and charges	160,701	68,953	125,239	41,028
Other	711,881	607,012	435,126	366,223
	15,851,118	9,266,102	13,122,975	7,124,109
Adjustments:				
Change in inventory position and prepayments	(343,238)	128,498	(239,510)	(159,645)
Cost of products and services for own use	(70,364)	(50,338)	(31,151)	(9,018)
Operating expenses	15,437,516	9,344,262	12,852,314	6,955,446

* The decrease of depreciation costs for the 6 months ended 30 June 2005 as compared to the same period of 2004 is attributable to the extension of depreciation periods of property, plant and equipment starting from 1 January 2005 as a result of a revision of the previously determined useful lives.

(all amounts in PLN thousand)

3.9. Net financial revenues and expenses

	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)
Interest paid	(68,017)	(44,849)	(61,240)	(28,805)
Negative foreign exchange	(139,861)	(104,393)	(19,074)	-
Interest received	62,431	28,784	15,761	9,191
Positive foreign exchange	20,516	13,112	55,212	105,649
Gains on trade in shares and other securities	3,071	2,805	3,916	2,881
Dividends received	90,872	86,379	68,216	-
Unrealized premium of the acquired receivables of the Unipetrol Group	204,532	204,532	-	-
Other	33,637	42,055	(3,949)	11,434
Total	**207,181**	**228,425**	**58,842**	**100,350**

3.10. Corporate income tax

	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)
Current tax	(384,076)	(243,136)	(261,556)	(165,414)
Deferred tax	10,122	(9,403)	23,360	29,338
Total	**(394,198)**	**(252,539)**	**(238,196)**	**(136,076)**

The PKN ORLEN Group does not form a tax group under Polish regulations. Therefore, each Group company is a separate taxpayer.

3.11. Basic and diluted earnings per share

	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)
Weighted average number of issued ordinary shares	427,709,061	427,709,061	427,709,061	427,709,061
Net earnings per share (in PLN) for the period	7.8	1.44	2.06	1.29

There is no difference between the basic earnings per share and the diluted earnings per share.

(all amounts in PLN thousand)

IV. GROUP ACHIEVEMENTS IN THE 2ND QUARTER OF 2005 TOGETHER WITH CIRCUMSTANCES AND EVENTS WHICH HAVE SIGNIFICANT IMPACT ON FINANCIAL RESULTS

As at the end of 2nd quarter of 2005 PKN ORLEN S.A. had direct or indirect shares in following entities, over which it executes control, joint control or exercises significant influence:

- 130 subsidiaries,
- 4 jointly controlled companies,
- 22 associate companies.

As compared to the end of 2nd quarter 2004 the number of subsidiaries, jointly controlled companies and associates increased from 111 to 156. 125 companies were consolidated as compared to 75 in the 2nd quarter of 2004. The increase of total number of related companies and consolidated companies results from acquisition of Unipetrol a.s. holding and including financial results of Czech companies in the consolidated financial statements of PKN ORLEN S.A. Group.

The most significant factors influencing Group's operating results for 2nd quarter 2005, as compared to results for 2nd quarter of 2004 consist of the following (change: 2nd quarter of 2005 versus 2nd quarter of 2004, if not otherwise stated):

- the increase of margins (crack) for diesel fuel from 77.00 to 141.43 USD/t (by 83.7%) and Ekoterm form 51.60 to 98.84 USD/t (by 91.6%) and Jet A1 aviation fuel from 99.33 to 165.85 USD/t (by 67.0%).
- the increase in average commodity price for Brent from 35.35 to 51.66 USD/bbl (by 46.1%),
- the increase for Ural/Brent differencial from /-3.10/ to /-3.60/ USD/bbl (by 16.1%),
- the increase of margins (crack) for ethylene from 464.03 to 542.36 USD/t (by 16.9%) and propylene from 365.24 to 491.11 USD/t (by 34.5%)
- the increase in the volume of gasoline and diesel fuel sold by 11.8% and 19.3%, respectively,
- the increase in the volume of LPG sold by 15.4%,
- the increase in the crude oil throughput by 11.5%,
- purchase of Unipetrol a.s.
- the decrease of commodity margins (crack) for gasoline from 144.57 to 125.56 USD/t (by 13.1%)
- U.S dollar weakened against the Polish currency falling from PLN 3.89/USD to PLN 3.28/USD (by 15.7%),
- euro weakened against the Polish currency falling from PLN 4.69/EUR to PLN 4.13/EUR (by 12.0%).

In 2nd 2005, the volume of wholesale and retail sale of engine fuel (gasoline, diesel fuel, LPG, Jet A1) and light fuel oil (Ekoterm) in the Group amounted to 2,906,429 tonnes and was higher from sales in 2nd 2004 by 402,223 tonnes (by 16.1%). In two quarters of 2005 sales of those products amounted to 5,287,507 tonnes and increased by 475,673 tonnes (by 9.9%) as compared to prior year. During second quarter of 2005 total sales of finished goods (refining, chemicals and others) amounted to 4,285,139 tonnes and was higher than in second quarter of prior year by 732,519 tonnes (by 20.6%), total above sales for two quarters of 2005 amounted 7,593,092 tonnes and was higher compared to prior year by 742,646 tonnes (by 10.8%). During second quarter of 2005, retail sales of engine fuel (gasoline, diesel fuel, LPG) amounted to 872,975 tonnes and was higher that sales in comparable period of prior year by 26,100 tonnes (by 3.1%), total retail sales for two quarters of 2005 increased by 1.3% to 1,618,493 tonnes.

Sales tendencies in main products are presented in the below table:

Sales of Ligot pproducts in the PKN ORLEN S.A. Gropu (by volume)	2nd quarter 2004		2nd quarter 2005		Change (%) 2nd quarter 2005/ 2nd quarter 2004
Wholesale of key Ligot products, including:		1 611 595		1 980 481	122.9
- gasoline (tonnes)		482 941		598 345	123.9
- diesel fuel (tonnes)		699 126		874 269	125.1
- Ekoterm (tonnes)		338 230		379 012	112.1
Retail sales of engine fuels, including:	1 090 959	846 875	1 124 610	872 975	103,1
- gasoline (th.of litres) / (tonnes)	653 728	493 565	653 041	493 046	99,9
- diesel fues (th. of litres) / (tonnes)	380 163	321 238	406 033	343 098	106,8
- LPG (th. of litres) / (tones)	57 068	32 072	65 536	36 831	114,8
Total sales of fuels (tonnes)		2 504 206		2 906 429	116.1
- including engine fuels (tonnes)		2 165 922		2 527 367	116.7

*) sales of fuels including merchandise (gasoline, diesel oil, LPG, Jet A-1) realized by Unipetrol a.s. in June 2005 amounted 236,915 tonnes

Sales of Ligot pproducts in the PKN ORLEN S.A. Gropu (by volume)	2 quarters of 2004		2 quarters of 2005		Change (%) 2 quarters 2005/ 2 quarters 2004
Wholesale of key Ligot products, including:		3 123 091		3 577 973	114.6
- gasoline (tonnes)		876 555		1 041 612	118.8
- diesel fuel (tonnes)		1 279 330		1 458 812	114.0
- Ekoterm (tonnes)		822 412		863 898	105.0
Retail sales of engine fuels, including:	2 057 213	1 598 454	2 048 086	1 618 493	101,3
- gasoline (th.of litres) / (tonnes)	1 233 338	931 170	1 200 592	922 390	99,1
- diesel fues (th. of litres) / (tonnes)	721 791	609 913	724 982	627 222	102,8
- LPG (th. of litres) / (tones)	102 084	57 371	122 512	68 881	120,1
Total sales of fuels (tonnes)		4 811 834		5 287 507	109.9
- including engine fuels (tonnes)		3 989 186		4 423 483	110.9

Significant increase in operating results of Parent Company and the Group as compared to parallel period in prior year was determined by a number of factors, including:

- high commodity margins for key refinery and petrochemical products maintained in second quarter of 2004,
- high Brent/Ural differencial,
- measurable outcomes of restructuring and operating cost reduction programms (PLN 210 million in 2nd Quarter compared with PLN 163 million in 2nd quarter in prior year, computed to basis defined as 2002 costs),
- including the financial results of Czech Unipetrol a.s. in consolidated financial statements of the Group (since June 2005).

The results of Parent Company in comparison to the Group were as follows:

in thousands PLN

Item	2nd quarter 2004		Share of PKN in Group	2nd quarter 2005		Share of PKN in Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil throughput ('000 tonnes)	3 036	2 902	95.6	3 385	2 953	87.2

Net revenues from sales	7 472 937	4 392 695	58.8	9 955 048	5 326 203	53.5
Gross profit on sales	1 532 980	1 165 570	76.0	1 884 463	1 476 519	78.4
Profit from operations	586 721	578 091	98.5	2 708 654	615 559	22.7
Profit before tax	693 085	705 431	101.8	2 974 398	945 621	31.8
Profit after tax	550 551	576 942	104.8	2 718 065	736 068	27.1

in thousands PLN

Item	2 quarters of 2004		Share of PKN in Group	2 quarters of 2005		Share of PKN in Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil throughput ('000 tonnes)	5 956	5 698	95.7	6 548	6 048	92.4
Net revenues from sales	13 813 152	8 108 485	58.7	16 760 956	9 748 797	58.2
Gross profit on sales	2 739 296	2 064 130	75.4	3 349 448	2 677 991	80.0
Profit from operations	1 070 470	1 006 530	94.0	3 499 979	1 344 876	38.4
Profit before tax	1 142 012	1 106 565	96.9	3 744 262	1 661 470	44.4
Profit after tax	880 240	891 857	101.3	3 336 098	1 317 902	39.5

In the second quarter of 2005 PKN ORLEN S.A. Group's refinery throughput amounted to 3,385 thousand tonnes of crude oil and in two quarters – 6,548 thousand tonnes. Achieved level of throughput in second quarter of 2005 is by 11.5% higher than in analogous period in prior year, for 2 quarters of 2005 – by 9.9%. Crude oil throughput in Unipetrol a.s. in June 2005 amounted to 366 thousand tonnes compared to 283 thousand tonnes in June 2004.

In second quarter 2005 Group's profit from operations amounted PLN 2,709 million, compared to PLN 587 million in comparative period in 2004. Profit from operations for 2 quarters of 2005 amounted to PLN 3,500 million and was by 227.0% higher that in comparative period in 2004. Considerably high profit is a result of purchase of Unipetrol a.s. and including the difference between net value of consolidated assets and purchase price. The amount resulting from the transaction (PLN 2.005 million) increased other operating income.

In second quarter of 2005 Group's net profit amounted PLN 2,718 million and was five times higher as net profit earned in second quarter of prior year. For two quarters of 2005 net profit amounted PLN 3,336 million and was by 279.0% higher than profit in comparative period of prior year.

Consolidated financial data by business segment are as follows:

in thousand PLN

Item	2nd quarter 2004					2nd quarter 2005				
	Refining Segment	Chemical Segment	Other operations	Adj.	Total	Refining Segment	Chemical Segment	Other operations	Adj.	Total
Segment result	551 498	142 709	8 466	140	702 813	1 714 971	1 296 322	279 193	-263 256	3 027 231
Unallocated revenues of the Group					1 212					96 131
Unallocated costs of the Group					-117 304					-414 708
Profit from operations					586 721					2 708 654

Item	two quarters 2004					two quarters 2005				
	Refining Segment	Chemical Segment	Other operations	Adj.	Total	Refining Segment	Chemical Segment	Other operations	Adj.	Total
Segment result	954 351	342 143	29 749	-54	1 326 189	2 296 076	1 614 086	308 512	-263 581	3 955 094
Unallocated revenues of the Group					2 057					97 947
Unallocated costs of the Group					-257 776					-553 062
Profit from opeartions					1 070 470					3 499 979

(all amounts in PLN thousand)

In second quarter of 2005, as compared to analogous period of prior year, total profit from business segments operations increased by 361.7%. Growth of refinery segment (by 211.0%), connected with maintaining very high commodity margins on refinery products, the effect of the estimated excess of the fair value of acquired net assets over the acquisition price (PLN 823,920 thousand) and including results of Unipetrol a.s. (PLN 51,428 thousand) in this segment, considerably contributed to the increase. Chemical segment increased by 808.4% as compared to second quarter of 2004, as a result of very good prosperity for petrochemical products, in particular for polyethylene and polypropylene and the excess of the fair value of acquired net assets over the acquisition price (PLN 1,076,642 thousand) and results of Czech holding in chemical segment (PLN 14,349 thousand). In second quarter of 2005, as compared to analogous period in prior year, a decrease of share in total result of refinery segment was noted. At the same time the share of chemical segment in total result increased.

During 2 quarters of 2005, compared to analogous period of prior year, total profit on operating segment activities increased by 227.0%. It is a result of the increase of refinery segment by 140.6% (high crack margins in 2005) and the increase of chemical segment by 371.8%.

In second quarter of 2005 Parent Company did not issue any securities in connection with Bond Issuance Programme.

V. CIRCUMSTANCES AND EVENTS, IN PARTICULAR OF A NON-STANDARD NATURE, WHICH HAVE SIGNIFICANT IMPACT ON FINANCIAL RESULTS

During the six-month period ended 30 June 2005 the following significant events influencing the information presented in these condensed consolidated financial statements occurred.

1. Purchase of Unipetrol shares

On 24 May 2005, the Company acquired 114,224,038 bearer shares in UNIPETROL a.s., which is approximately 62.99% of all issued Unipetrol a.s shares. The acquisition was made under the agreement concluded by PKN ORLEN on 4 June 2004 with the National Property Fund of the Czech Republic.
Unipetrol is a group of companies operating in the chemical sector in the Czech Republic, mainly in activities related to processing of crude oil, fuel distribution, production of fertilizers and petrochemicals. In all those activities Unipetrol is a main representative of the industry sector in the Czech Republic and Central Europe. The Unipetrol Group consists mainly of the following companies:

- Česka Rafinerska (a joint venture, combined with: AgipPetroli, Conoco and Shell) and Paramo – the largest manufacturer of fuels, bitumin and other products related to refining of the crude oil;
- Chemopetrol, Kaučuk and Spolana – manufacturers of mainly petrochemical products and plastics;
- Benzina – the largest network of petrol stations in the Czech Republic.

The Unipetrol Group has the following associates: Lovochemie – an important manufacturer of industrial fertilizers and other non-organic chemical products, Aliachem – a group of enterprises engaged in organic and non-organic chemical products, plastics production, and a few entities operating in the area of distribution, research and services.

As a result of the transaction of the purchase of Unipetrol the Company acquired the following categories of assets, liabilities and contingent liabilities of the acquired company and settled the transaction as follows using the purchase method:

Initial fair value of assets and liabilities by main categories:	
Cash and cash equivalents	220,107
Property, plant and equipment*	7,008,720
Inventories	1,138,412
Receivables	1,912,516
Other assets	1,096,804
Provisions	(143,558)
Long-term liabilities	(1,266,024)
Short-term liabilities	(3,006,451)
Contingent liabilities	(63,927)

(all amounts in PLN thousand)

Other liabilities**	(845,436)
Net assets of Unipetrol at fair value	6,051,163
Share of PKN ORLEN in the net assets of Unipetrol	3,811,628
Purchase price	1,562,197
Adjustment of purchase price according to the price formula included in the agreement	221,295
Acquisition costs***	23,108
The excess of the share in the net consolidated assets over the acquisition cost, included in other operating income	2,005,028
Share of PKN ORLEN in the net assets of Unipetrol	3,811,628
The excess of the share in the net consolidated assets over the acquisition cost, included in other operating income	(2,005,028)
Total outflow of cash	1,806,600
Adjustment of purchase price, unpaid as at the balance sheet date	(221,295)
Acquisition costs	(23,108)
Cash outflow relating to purchase of Unipetrol Group until 30 June 2005	1,562,197

* Including initial fair value valuation in the amount of PLN 1,358,615 thousand.
** Including deferred tax on initial fair value valuation in the amount of PLN 353,240 thousand (calculated using the 26% tax rate, valid in the Czech Republic)
*** The acquisition costs comprise advisory services expenses, business travel etc.

PKN ORLEN intends to conduct the restructuring of the UNIPETROL Group.

Due to a large number of the acquired assets and liabilities PKN Orlen is currently engaged in the process of their valuation to fair value. The Group recognised a preliminary effect of the valuation of the acquired net property, plant and equipment except for the assets of Česka Rafinerska. The lack of Česka Rafinerska valuation resulted from the limitation of access to the relevant data since, according to the Česka Rafinerska's Company Act, financial data may only be made available to shareholders upon a resolution of General Shareholder's Meeting. PKN Orlen was granted with a limited access to the relevant data which disabled conducting of valuation process according to the schedule set afore.
Simultaneously, the process of defining the final acquisition price is at the final stage. The Management Board of PKN ORLEN and the National Property Fund of the Czech Republic are obliged either to approve the newly established price or announce any reservations to the pricing. Consequently, the initial value of the acquired assets and liabilities, the purchase price and the excess of the share in consolidated net assets over the acquisition cost may diverge from the final valuation. The final settlement of the transaction may also be influenced by the increase in acquisition costs relating to the pending valuation processes aimed at final settlement of the transaction and restructuring of the acquired assets. Upon completion of all the relevant processes, the calculation of the excess of the share in net consolidated assets over the acquisition cost may differ significantly from the one presented above.

According to the Management Board, the final settlement of the transaction should be performed by the end of 2005.

PKN ORLEN has been consolidating the Unipetrol Group using the full method since the acquisition date.

In accordance with IFRS 3 'Business Combinations', the below table presents the consolidated revenues and financial result of the PKN ORLEN Group (including consolidated financial data of Unipetrol for the period from 1 January 2005 to 30 June 2005, as if the acquisition date coincided with the beginning of the period.

	For the first half of 2005
Revenues from sale	22 030 438
Operating revenues	2 257 684
Financial revenues	500 554
Financial result	3 561 787

(all amounts in PLN thousand)

2. Agreements for disposal of a portion of assets and liabilities related to purchase of Unipertol shares

In 2003-2004, the former Management Board of PKN Orlen concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of Unipetrol Group companies. The present Management Board of the Company, having analysed the consequences resulting from the above agreements and having consulted with recognised independent experts, adopted and presented to the Supervisory Board a proceeding strategy, taking into account the best interest of the Company and its shareholders related to execution of the agreements. As a consequence the Management Board is proceeding with formal correspondence with Agrofert Holding a.s., and ConocoPhillips and Unipetrol in respect of the signed agreements. Therefore the Management Board of PKN Orlen cannot disclose detailed information concerning the conducted negotiations.

As a consequence of the above mentioned agreements, PKN ORLEN created provisions to cover the potential negative financial effects related to execution of the agreements.

PKN ORLEN addressed Agrofert Holding with a suggestion of disclosing particulars of the agreements a number of times, yet as at the date of publication of these statements it did not obtain a consent for disclosing their full content.
Agrofert agreed to disclose only portions of the agreements which it also presented at the press conference on 13 September 2005. PKN ORLEN SA still highlights its readiness to publish the agreements in their full wording yet after it obtains the relevant consent from Agrofert.

3. Agreement with DEZA a.s.

The Management Board of Unipetrol a.s. informed on 2 September 2005, that on 22 August 2005, it received letters from DEZA a.s. (one of Agrobohemie a.s. shareholders) requesting to enable execution of call option for 50% of shares in Agrobohemie a.s., accordingly to the agreements signed between Unipetrol and DEZA on 12 October 2000. Having analysed available documents and received letters, the Management Board concluded, that the agreements contain vital legal faults (and additionally are not compliant with best market practice). Enumerated factors did not allow the Management Board of UNIPETROL a.s. to accept the request of DEZA a.s. As a consequence on 1 September 2005 the Management Board of Unipertol offered DEZA a.s. to modify those documents in order to ensure complance with the binding Czech law, accepted standards and best market practice.

(all amounts in PLN thousand)

VI. SEGMENT DATA

	Refining Segment				Chemical Segment				Other operations				Adjustments				Total			
	for the period				for the period				for the period				for the period				for the period			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004	
Revenues																				
Sales to external customers	13 834 418	8 265 616	11 588 786	6 391 732	2 569 516	1 538 221	1 882 567	914 655	307 692	144 280	320 558	145 309					16 711 626	9 948 117	13 791 911	7 451 696
Transactions with other segments	2 342 322	1 193 215	1 911 235	1 211 094	832 692	411 446	667 441	350 764	410 041	201 376	397 389	175 166	-3 585 055	-1 806 037	-2 976 065	-1 737 024	0	0	0	0
Settlement of hedging transactions					49 330	6 931	21 241	21 241									49 330	6 931	21 241	21 241
Total revenues	16 176 740	9 458 831	13 500 021	7 602 826	3 451 538	1 956 598	2 571 249	1 286 660	717 733	345 656	717 947	320 475	-3 585 055	-1 806 037	-2 976 065	-1 737 024	16 760 956	9 955 048	13 813 152	7 472 937
Total operating cost	-14 642 038	-8 488 444	-12 381 069	-6 874 000	-2 902 386	-1 725 011	-2 229 441	-1 143 476	-691 793	-349 590	-670 644	-295 763	3 584 966	1 806 273	2 976 011	1 737 164	-14 651 251	-8 756 772	-12 305 143	-6 576 075
Other operating income	120 372	55 464	85 509	57 533	16 686	13 835	10 830	6 811	29 922	20 826	11 236	3 674					166 980	90 125	107 575	68 018
Other operating expenses	-182 918	-134 800	-250 110	-234 861	-28 394	-25 742	-10 495	-7 286	-21 891	-12 240	-28 790	-19 920					-233 203	-172 782	-289 395	-262 067
The excess of the fair value of acquired net assets over the acquisition price	823 920	823 920	0	0	1 076 642	1 076 642	0	0	274 541	274 541	0	0	-263 492	-263 492	0	0	1 911 612	1 911 612	0	0
Result																				
Segment result	2 296 076	1 714 971	954 351	551 498	1 614 086	1 296 322	342 143	142 709	308 512	279 193	29 749	8 466	-263 581	-263 256	-54	140	3 955 094	3 027 231	1 326 189	702 813
Unallocated revenues of the Group																	4 532	2 716	2 057	1 212
Unallocated excess of the fair value of acquired net assets over the acquisition price																	93 415	93 415	0	0
Unallocated costs of the Group																	-553 062	-414 708	-257 776	-117 304
Profit from operations																	3 499 979	2 708 654	1 070 470	586 721
Financial income																	452 050	405 871	157 101	140 625
Financial expenses																	-244 869	-177 446	-98 259	-40 275
Share in profit from investments accounted for under equity method	7 629	7 758	-64	-128	78	166	887	846	0	0	8 082	1 501					7 707	7 924	8 905	2 219
Profit on the sale of all or part of shares of related parties																	29 395	29 395	3 795	3 795
Gross profit																	3 744 262	2 974 398	1 142 012	693 085
Income tax expense																	-394 198	-252 539	-238 196	-136 076
Minority interest																	-13 966	-3 794	-23 576	-6 458
Net profit																	3 336 098	2 718 065	880 240	550 551

(all amounts in PLN thousand)

	Refining Segment				Chemical Segment				Other operations				Adjustments				Total			
	for the period				for the period				for the period				for the period				for the period			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004	
Cost incurred to acquire segment property, plant and equipment and intangible assets	338 616	181 432	260 613	165 984	437 246	283 470	439 415	259 416	53 909	32 653	29 496	15 539					829 771	497 555	729 524	440 939
Unallocated cost incurred to acquire property, plant and equipment and intangible assets																	24 638	22 380	15 616	11 845
Total cost incurred to acquire property, plant and equipment and intangible assets																	854 409	519 935	745 140	452 784
Segment depreciation	350 066	180 080	414 234	201 742	151 448	87 595	127 397	62 752	106 853	55 738	105 221	55 420					608 367	323 413	646 852	319 914
Depreciation of unallocated assets																	15 778	5 889	20 593	6 696
Total depreciation																	624 145	329 302	667 445	326 610
Non-cash expenses other than depreciation	123 771	87 195	74 301	64 346	2 286	1 630	7 450	6 826	74 542	64 010	13 619	5 825					200 599	152 835	95 370	76 997

(all amounts in PLN thousand)

Geographical segments

The table presents consolidated sales of the Capital Group by geographical segments for the period of 6 and 3 months ended 30 June 2005 and 30 June 2004.

	Revenues from sale by geographical area for the period			
	6 months	3 months	6 months	3 months
	ended 30 June 2005		ended 30 June 2004	
Poland	10 214 260	5 827 839	8 719 163	4 736 278
Germany	4 457 298	2 421 109	4 418 350	2 372 747
Czech Republic	1 152 155	1 078 010	288 504	245 319
Other countries	937 243	628 090	387 135	118 593
Total revenues from sale by geographical area	**16 760 956**	**9 955 048**	**13 813 152**	**7 472 937**

(all amounts in PLN thousand)

VII. CONTINGENT LIABILITIES

Entity	Type of relation with the issuer	Name of entity (company) to which a guarantee / surety was granted	Subject of guarantee	Amount of guarantee/surety	Period for which the guarantee / surety was granted (expiration of the liability)
Anwil S.A.	other entities	Unb GmbH	guarantee connected with investment in chlorine production technology change	37 552	till 09.08.2006
ORLEN PetroTank Sp z o.o.		"LOCUM"company	3 agreements on return tease guarantee (lease of compartments) (at the moment at notice stage)	24 299	till 26.06.2012
ORLEN Oil Sp z o.o.		Bank Handlowy w Warszawie S.A.	Guarantee for obligations of Clients connected with Paylink Cards Usage Agreement. This amount gives 7.5% of Programme Amount (agreement on financing trade liabilities for Paylink-connected with Regional Sales Center)	2 655	till 31.03.2007
Zakład Budowy Aparatury S.A		ALSTOM POWER	performance bond	2 160	till 15.07.2007
Inowrocławskie Kopalnie Soli "SOLINO" Sp z o.o.		Urząd Miasta w Inowrocławiu (Municipal Office of Inowrocław)	guarantee of loan for waste-water treatment plant for the town	700	till 20.12.2006
Zakład Budowy Aparatury S.A		LURGI BIPRONAFT	warranty	333	till 21.01.2006
Zakład Budowy Aparatury S.A		ALSTOM POWER	guarantee of proper defect removal	78	till 30.05.2007
				67 777	
Anwil S.A.	**unconsolidated subsidiaries**	Agro-Azoty II Sp z o.o. Włocławek	guarantee of overdraft and investment credit repayment	83	till 20.09.2005
				83	
PKN ORLEN S.A.	**consolidated subsidiaries**	ORLEN PetroTank Sp z o.o., Rafineria Jedlicze S.A., Orlen Transport Kędzierzyn-Koźle, Orlen Dautschland, Basell Orlen Polyolefins Sp z o.o.		1 295 923	from 31.12.2005 till 31.12.2013
Rafineria Trzebinia S.A.		EuroNaft Trzebinia Sp z o.o.	guarantee of working capital credit	13 500	till 31.01.2009
Rafineria Trzebinia S.A.		NaftoWax Sp z o.o.	guarantee of overdraft repayment	12 000	till 31.03.2009
Rafineria Trzebinia S.A.		NaftoWax Sp z o.o.	guarantee of overdraft repayment	12 000	till 31.05.2008

(all amounts in PLN thousand)

Rafineria Trzebinia S.A.		Orlen Asfalt Sp z o.o.	guarantee of overdraft repayment	7 200	till 09.07.2005
Rafineria Trzebinia S.A.		EuroNaft Trzebinia Sp z o.o.	guarantee of overdraft repayment	5 250	till 30.04.2009
Rafineria Trzebinia S.A.		EuroNaft Trzebinia Sp z o.o.	guarantee of overdraft repayment	4 800	till 31.07.2006
Rafineria Trzebinia S.A		Energomedia Sp z o.o.	guarantee of overdraft repayment	1 100	till 30.06.2006
Ship-Service S.A.		SHIP SERVICE AGRO Sp z o.o.	guarantee of credit	1 000	till 31.03.2007
Ship-Service S.A.		SHIP SERVICE AGRO Sp z o.o.	guarantee of credit	800	till 31.03.2006
Rafineria Trzebinia S.A		Energomedia Sp z o.o.	guarantee of trade liabilities	500	till the liabilities repayment date
Ship-Service S.A.		BOR-FARM SP. Z O.O.	guarantee of credit	100	till 30.09.2005
				1 354 173	
Zakład Budowy Aparatury S.A	parent company	PKN ORLEN S.A.	performance bond (AROMAS)	854	do 25.11.2006
Zakład Budowy Aparatury S.A		PKN ORLEN S.A.	performance bond (PROPYLENE CISTERN)	460	do 20.12.2007
Zakład Budowy Aparatury S.A		PKN ORLEN S.A.	performance bond (KOLUMNA C 501)	95	do 01.03.2007
				1 409	
				1 423 442	

Other contingent liabilities

232 045	excise tax guarantees
819 459	Including collateral submitted on behalf of other parties in respect of movement of harmonised excise goods in the excise tax suspension procedure and excise tax liability on goods kept at warehouses in the excise tax suspension procedure
26 040	statement of voluntary submission for execution for Bank Handlowy w Warszawie S.A.
9 200	ORLEN Oil Sp. z o.o. for Bank Handlowo-Przemysłowy PBK S.A.- recourse factoring - bill of exchange together with bill of exchange statement, which are guarantee of recourse factoring credit line on the basis of factoring services agreement (Faktoring Services Agreement, connected with Regional Sales Centres)
4 000	connected with not proper realization of trade agreements (Anwil has been sued by Tras Tychy S.A.)
2 000	Anwil S.A.- limit given by Insurance Company , to which Remwil can obtain coverage in issued insurance policies for particular contracts
2 302	connected with possible land reclamation (ORLEN PetroTank Sp z o.o.)
2 146	connected with tax liabilities (Ship-Service S.A.)
847	blank bills issued by ORLEN PetroCentrum Sp. z o.o. for the benefits of PKN ORLEN, which are guarantee of agreements with petrol stations owners
189	ORLEN Oil Sp z o.o. performance bond
866 183	

(all amounts in PLN thousand)

	30 June 2005
Guarantees and sureties, granted to:	69,269
- unconsolidated related parties	1,492
- other entities	67,777
Other contingent liabilities:	866,183
- liabilities in respect of excise tax liabilities	819,459
- other	46,724
- Total contingent liabilities of PKN Orlen Group	935,452

Additional information concerning significant court proceedings, body appropriate for arbitration proceedings or in front of public administration bodies and on other risks of the Company and its related parties are presented in Note XI.

VIII. SIGNIFICANT EVENTS DURING THE PERIOD FROM 1 APRIL 2005 TO THE DATE OF THIS REPORT, PRESENTED IN THE CURRENT REPORTS

1. On 14 April 2005 an agreement was concluded between PKN ORLEN, the seller, and PERN "Przyjaźń" S.A. ("PERN"), the buyer, for the sale of 24 shares with a nominal value of PLN 589,000 each and the total nominal value of PLN 14,136,000, which, as at the agreement date accounted for 30.77% of the share capital of Przedsiębiorstwo Przeładunku Paliw Płynnych "Naftoport" Sp. z o.o. ("Naftoport").

After the sale of the shares PKN ORLEN holds 17.95% in the Naftoport share capital. Other shares are held by:

a. PERN "Przyjaźń" S.A. 67.95%
b. Grupa LOTOS S.A. 8.97%
c. Port Północny 3.85%
d. J & S Services Ltd. 1.28%

2. PKN ORLEN announced that on 24 May 2005 it acquired:

1) 114,224,038 bearer shares of Unipetrol a.s., with a nominal value of CZK 100 each ("Unipetrol Shares"), which is approximately 62.99% of all issued and existing Unipetrol a.s ("Unipetrol") shares. The total acquisition cost of Unipetrol Shares amounted to CZK 11,303,886,660 (about PLN 1,562,197,136 as at 23 May 2005);

2) 745,000 bearer shares of Spolana a.s. with a nominal value of CZK 655 each ("Spolana Shares"), which is 9.76% of the share capital of Spolana a.s. The total acquisition cost of Spolana Shares amounted to CZK 1.0 million (about PLN 138,200 as at 23 May 2005);

3) receivables from some of the Unipetrol Group entities ("Receivables"), with a nominal value as at 1 April 2004 of approximately CZK 3.1 billion, EUR 9.5 million and USD 4.9 million. The total acquisition cost of Receivables was CZK 1.7 billion (about PLN 234,940,000 as at 23 May 2005).

The acquisition of Unipetrol Shares and the Spolana Shares and Receivables are financed 90% by PKN ORLEN 's own financial resources and 10% from available credit limits.

Acquisition of Unipetrol and Spolana Shares has PKN ORLEN a character of a long-term investment.

The transaction will strengthen the PKN ORLEN market position as one of the largest companies in the oil and petrochemical sector in Central and Eastern Europe. Moreover, it places PKN ORLEN as one of the consolidation leaders in the region.

(all amounts in PLN thousand)

After acquisition of Unipetrol Shares, under the law of the Czech Republic, PKN ORLEN shall make a mandatory public call for minority shareholders of Unipetrol a.s. and its listed subsidiaries (Spolana a.s and Paramo a.s.).

PKN ORLEN intends to restructure the Unipetrol Group. The general assumptions underlying the projected restructuring were announced in the current report no. 41/2004 of 4 June 2004.

3. On 24 May 2005 PKN ORLEN was informed that FMR Corp. in conjunction with its direct and indirect subsidiaries, seated in Boston, and Fidelity International Limited, in conjunction with its direct and indirect subsidiaries, seated in Bermuda, as at 24 May 2005 held 21,436,944 PKN ORLEN shares, representing 5.01% of the share capital, and entitling them to 21,436,944 votes at the general meeting and 5.01% of the total votes at the PKN ORLEN General Meeting.

4. On 1 June 2005 the District Court in Warsaw, XV Commercial Department dismissed the legal case of Bengodi Finance Spółka Akcyjna against PKN ORLEN, due to that fact that resolution no. 14 of 5 August 2004 adopted by the Extraordinary General Meeting of PKN ORLEN was not valid. The resolution appointed Mr Jacek Bartkiewicz as President of PKN ORLEN Supervisory Board.

5. On 9 June 2005 the District Court in Warsaw, XV Commercial Department, acting in the case no. XV GC 378/04, admitted the suit of Bengodi Finance Spółka Akcyjna and other plaintiffs against PKN ORLEN S.A. on invalidity of the resolution no. 1 of the General Meeting of PKN ORLEN S.A. of 28 June 2004 which amended the provision in Article 7 section 11 of the Company's Articles of Association concerning limitation of some shareholders' voting rights. The Court ruled the resolution was invalid. The judgement of the first instance court is not binding.

6. On 14 June 2005 PKN ORLEN issued corporate guarantees to Holborn European Marketing Company Ltd. and Shell Deutschland Oil GmbH in the total amount of EUR 64 million and a letter of collateral to Bayerische-Hypo und Vereinsbank AG for EUR 25 million in order to secure liabilities of its German subsidiary ORLEN Deutschland A.G. resulting from trade in fuel (total about PLN 359 million). The guarantees provided to Holborn European Marketing Company Ltd. and Shell Deutschland Oil GmbH replaced the existing security granted by the Issuer on 4 January 2005 (*cf. Current report of 5 January 2005).* The guarantees and security are valid till 31 January 2006.

7. The Ordinary General Meeting of Polski Koncern Naftowy ORLEN Spółka Akcyjna, held on 29 June 2005 appointed to the Supervisory Board:
   1. Mr. Adam Sęk
   2. Mr .Andrzej Olechowski.

8. PKN ORLEN Supervisory Board on 19 July 2005, acting upon a motion from the Minister of Treasury, in accordance with § 9 section 1 para. 3 of the Company's Articles of Association, as from 1 August 2005 appointed Mr Dariusz Witkowski as PKN ORLEN Board Member.

9. On 18 July 2005 the Company was notified by the Czech Securities and Exchange Commission ("CSEC") that it had rejected PKN ORLEN's applications for obtaining a permit for mandatory public calls for shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s.

Due to the acquisition on 24 May 2005 of shares entitling PKN ORLEN to 62.99% of of the votes of UNIPETROL, a.s. and 9.76% of the votes of SPOLANA, a.s., PKN ORLEN is required to make mandatory public calls for shares of UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s. ("Mandatory Calls").

PKN ORLEN authorised Patria Finance, a.s. to make the Mandatory Calls.
In accordance with the Czech regulations, conditions for Mandatory Calls are subject to approval from the CSEC, the respective application was filed at the CSEC within the required period on 30 June 2005.

The prices offered by PKN ORLEN were: CZK 103 for one share of UNIPETROL, a.s., CZK 701 for one share of PARAMO, a.s. and CZK 100 for one share of SPOLANA, a.s.; the pricing was based on the discounted cash flow method performed by an independent Czech expert, NS Group.
The CSEC justified its decision claiming that the application was rejected mainly due to incorrect share pricing of the Czech expert selected in September last year by PKN ORLEN in accordance with the Czech law.

Under the Czech law, PKN ORLEN should make calls for shares of UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s. within the period ending 25 July 2005.

(all amounts in PLN thousand)

The Company will face the following consequences if the calls are not made within the above period:

1. Within 6 months from 25 July 2005 the minority shareholders may present PKN ORLEN with a bid for their shares at the price defined by the respective regulations.
2. After 25 July 2005 to the date of the Mandatory Calls, PKN ORLEN and those authorised by PKN ORLEN may not execute their title to vote resulting from their shares in UNIPETROL, a.s. and SPOLANA, a.s. Moreover, during this period the CSEC may issue a ban against PKN ORLEN preventing it to benefit from any other rights to which it would be entitled as a result of the shares held.
3. If the CSEC regards it necessary for protection of other shareholders, lenders or employees, it may decide to prohibit PKN ORLEN to execute its right to vote for one year.
4. The CESC may impose a fine on PKN ORLEN.

PKN ORLEN does not intend to appeal against the decision, yet to prepare a new application acknowledging recommendations contained in the CSEC decision. PKN ORLEN is also going to refer to the CSEC to withhold the ban on title to vote resulting from ownership of UNIPETROL and SPOLANA shares.

10. The PKN ORLEN Board announced that on 12 August 2005 the Company reapplied to the Czech Securities and Exchange Commission for a permit to make Mandatory Calls for shares issued by UNIPETROL, PARAMO, a.s. and SPOLANA, a.s.

The prices offered by PKN ORLEN are: CZK 135 for 1 UNIPETROL share, CZK 978 for one share of PARAMO, a.s. and CZK 155 for one share of SPOLANA, a.s.

The previously filed applications were rejected by the CSEC due to an improper pricing method adopted by the independent Czech expert, NS Group. PKN ORLEN, acting in accordance with the best transparency standards, did all its best to prepare the new applications with due care and diligence and hopes that the offered prices reflect the pricing methods required by the CSEC.

The CSEC issues its decisions within 8-13 working days form the application filing date.

11. PKN ORLEN Management Board informs that on 25 and 26 August 2005 it filed at the Czech Securities and Exchange Commission supplementary applications for obtaining a permit for mandatory public calls for shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s. The applications contain all necessary additional information required by the CSEC.

All the CSEC queries delivered on 23 and 24 August 2005 were immediately referred to an independent expert responsible for the preparation of the pricing. As a result of the analysis of the CSEC recommendations and comments concerning pricing issues, the pricing report was supplemented with a new price offer for UNIPETROL shares.

The price offered by PKN ORLEN in the new application amounts to CZK 139 per 1 UNIPETROL share. The prices offered for Paramo and Spolana shares were not changed and amount to CZK 978 and CZK 155 respectively.

The new higher prices result from the CSEC comments on the pricing method used in the report.

On 24 August 2005 the CSEC determined the deadline for making the final decision in this respect for 31 August 2005.

12. PKN ORLEN Management Board informs that on 26 August 2005 it obtained a permit from the Czech Securities and Exchange Commission for mandatory calls for shares by minority shareholders of UNIPETROL a.s., SPOLANA a.s. and PARAMO a.s.

Finally, the applications were approved together with the pricing which amount to: for UNIPETROL a.s. CZK 139, for SPOLANA a.s. CZK 155, for PARAMO a.s. CZK 978.

The calls for shares will be valid at the date of publication in the formal public announcements defined in Unipetrol Statutes. The publication is sheduled for the end of the following week. As at the publication date, the voting rights in UNIPETROL a.s. and SPOLANA a.s. will be by legally restituted.

(all amounts in PLN thousand)

13. PKN ORLEN Management Board informs that on 6 September 2005 it was informed that Mr Piotr Osiecki resigned from the position of the member of the PKN ORLEN S.A. Supervisory Board as of the nearest General Shareholders' Meeting.

The reason for the resignation was appointment of Mr Piotr Osiecki as Vice-President of the Management Board of PZU Asset Management S.A.

Mr Piotr Osiecki was appointed to the Supervisory Board on 5 August 2004. He is a member of the Audit Committee and the Corporate Governance Committee of the Supervisory Board

14. PKN ORLEN Management Board has called the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A., which shall take place on 14 October 2005 in Płock.

IX. SHAREHOLDERS HOLDING DIRECTLY OR INDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL MEETING AS AT THE DATE OF FILING THE REPORT

Shareholder	% of votes at the GSM at the prior quarter report filing date *	Number of shares at the prior quarter report filing date *	Change of % in the period 15 April 2005 – 1 August 2005	% of votes at GSM at the report filing date **	Number of shares at the report filing date **
Nafta Polska S.A.	17.32%	74,076,299	-	17.32%	74,076,299
State Treasury	10.20%	43,633,897	-	10.20%	43,633,897
The Bank of New York (holders of GDRs)	12.28%	52,516,140	0.12	12.29%	53,034,562
Other	60.20%	257,482,725	(0.12)	60.19%	256,964,303
Total	100%	427,709,061	-	100%	427,709,061

* Data as at 15 April 2005
** Data as at 16 September 2005

In accordance with the current report no. 54/2003 filed on 4 July 2003, Commercial Union OFE BPH CU WBK as at 1 July 2003 held 21,533,539 shares of PKN ORLEN S.A., which is 5.035% (considering increase of PKN ORLEN S.A. share capital of 20 November 2003) of the total votes at the General Shareholders' Meeting of PKN ORLEN S.A.
In compliance with the current report no. 19/2005 filed on 7 March 2005, Commercial Union OFE BPH CU WBK held 21,040,915 shares of PKN ORLENS.A. on 2 March 2005, which is 4.92% of PKN ORLEN S.A. share capital.
In accordance with the current report no. 33/2005, filed on 25 May 2005, FMR Corp. with direct and indirect subsidiaries, seated in Boston, and Fidelity International Limited with direct and indirect subsidiaries, seated in Bermuda, as at 24 May 2005 held 21,436,944 PKN ORLEN shares, which is 5.01% of the share capital, and gives title to 21,436,944 votes at the general meeting and 5.01% of the total votes at PKN ORLEN General Meeting.
The percentage participation of the above shareholders in the Company's share capital is compatible with the percentage of votes at the General Shareholders' Meeting as at this report filing date.

(all amounts in PLN thousand)

X. CHANGES IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE MANAGEMENT BOARD AND SUPERVISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS

The number of shares held by the Board of Directors and Supervisory Board in the second quarter 2005:

	Number of shares, options as of the date of the prior quarter report filing *	Acquisition	Disposal	Increase due to changes in composition	Decrease due to changes in composition	Number of shares as at the date of report filing **
Management Board	-	-	-	-	-	-
Supervisory Board	2,950	-	-	-		2,950

* Data as at 15 April 2005
** Data as at 16 September 2005

XI. INFORMATION CONCERNING SIGNIFICANT PROCEEDINGS IN FRONT OF THE COURT, BODY APPROPRIATE FOR ARBITRATION PROCEEDINGS OR IN FRONT OF PUBLIC ADMINISTRATION BODIES AND ON OTHER RISKS OF THE COMPANY AND ITS RELATED PARTIES

1. On 15 October 2004, the Head of the Customs Office in Kraków instituted tax proceedings in order to determine the excise tax liability at Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all the necessary expert opinions confirming correctness of the applied classification of goods taxable with 0% rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter in the court of second instance.

On 5 May 2005, in reply to its motion, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined the Company's appeal of 12 April 2005, against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.

On 28 July 2005, the Head of the Customs Office in Kraków, upon receipt of the Customs Chamber decision, without providing any further evidence in the case determined an excise tax liability for May-September 2004 at total PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all the necessary opinions confirming correctness of the applied classification of goods taxable with 0% rate, which according to the Management Board guarantees a positive outcome of the proceedings.

On 9 August 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the above decisions and a motion to suspend execution of the decisions until the case is decided by the second instance authority.

On 11 August 2005, the Head of the Customs Office in Kraków, having examined the Company's appeal of 8 August 2005, suspended the decision in respect of setting the excise tax liability for the period May-August 2004 at about PLN 100 million. As at the date of preparation of these consolidated financial statements, the outcome of the above appeal was not known.

Currently, apart from the aforementioned proceedings initiated by the Customs Office in Kraków, acting under the authorisation from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings as well as a potential impact of control extended to other periods were not yet known.

On 25 November 2004, the Supervisory Board of Rafineria Trzebinia S.A. adopted a resolution on performing a tax audit for the period from 2000 to 2004, including a review of correctness of procedures and correctness of tax

(all amounts in PLN thousand)

settlements to be summarised in 'Report on agreed upon procedures concerning review of control procedures at Rafineria Trzebinia S.A.' The 2000-2004 tax audit was completed and its results presented to the Supervisory Board.

On 22 April 2005, having received the first stage report on control procedures, the Supervisory Board of Rafineria Trzebinia ordered the second detailed stage of the 'Report on agreed upon procedures' which would involve an analysis of transactions in the selected areas of the company's activity. As at the date of preparation of these consolidated financial statements the outcome of the second stage control was not yet known.

2. In accordance with an agreement of 20 December 2002, Tankpol Sp. z o.o. ('Tankpol') transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ('Petrotank') in exchange for receivables due from Tankpol. On 30 October 2003, a suit was filed at court against PKN ORLEN for compensation of PLN 69,898 thousand or return of the transferred shares. On 26 January 2004 Tankpol modified its claim and demanded PLN 36,383 thousand or return the transferred shares. Tankpol supported the suit with a new valuation of Petrotank for PLN 232,147 thousand. As a result of the proceedings, on 22 March 2005 the Court dismissed Tankpol Sp. z o.o. suit. Tankpol appealed against the verdict. In the view of the Company's Management Board, based on an independent legal opinion, the final result of the dispute should not have a material impact on the presented financial results or settlements' balances..

3. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ('NOM') shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ('PSE'). The 'put' price amounted to PLN 111.5 million and was calculated as a sum of nominal value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

On 20 October 2003, PSE filed a suit to the Arbitration Court of the Polish Chamber of Commerce in Warsaw, regarding the determination of the invalidity of the shares sales agreement.

On 26 April 2005 the Company received a sentence of the Arbitration Court of the Polish Chamber of Commerce in Warsaw. The sentence of the arbitration court is unfavourable for the Company. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable was changed. The Company provided an allowance for receivable in the amount of PLN 111.5 million presented in the financial statements for the year 2004.

On 20 May 2005 the Company filed a complaint at the District Court in Warsaw for quash the above judgment of the arbitration court and applied for suspending the execution of the court sentence.

On 26 June 2005, the District Court rejected the application for suspending of execution of the arbitration court judgment.

On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111.5 million.

On 8 August 2005 PKN ORLEN received PSE letter where PSE stated it was not bound to settle the penalty.

On 5 August 2005 PKN ORLEN filed at the Arbitration Court of the Polish Chamber of Commerce in Warsaw a suit for adjudication of the contractual penalty of PLN 111.5 million.

On 15 September 2005 filed at the Arbitration Court of the Polish Chamber of Commerce in Warsaw an amended suit for adjudication of contractual penalty of PLN 33,453 thousand.

The District Court in Warsaw has not arrived at any judgement in respect of the complaint issued by PKN ORLEN until the date of preparation of these consolidated financial statements. After completion of the legal proceedings related to the sale of shares in NOM, the Company would perform appropriate adjustments to its financial statements, should it prove necessary.

4. According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Laws No. 1

(all amounts in PLN thousand)

dated 15 January 2001), the method of calculation of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree, a different method of power transfer fee settlement has been allowed. Following the decision of the Chairman of the Energy Regulatory Office the electricity sale agreement between Zakład Energetyczny Płock S.A. ('ZEP S.A.') and PKN ORLEN S.A. was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. Zakład Energetyczny Plock S.A. called on PKN ORLEN S.A. to compromise agreement, as the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against Zakład Energetyczny Plock S.A. The Company's Management estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created provision for that purpose in the amount of PLN 9,781 thousand.

As a consequence of the negative court decision PKN ORLEN S.A. was obliged to pay a liability connected with the so called system fee to Zakład Energetyczny Plock S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the business risk provision was increased by PLN 28,179 thousand to cover the whole claim.

The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN SA is an outside intervener, is decided. On 3 August 2005 a complaint was filed against the above decision of stay of proceedings.

5. As at the date of the report, the Company was a party in two anti-monopoly proceedings.
Upon to the decision of the Chairman of the Consumer and Competition Protection Office ('CCPO') from 21 March 2005, an anti-trust proceeding was started in connection with a suspicion that PKN ORLEN S.A. in Płock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of petrol Universal 95 through an unanimous decision to give up production and distribution of petrol Universal 95 and eliminating the competition on the domestic sale market of petrol Universal 95 as well as excluding the risk of the market take-over by the competition.

Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave replies to queries set by CCPO. Replies to the further queries made by CCPO were sent on 5 May 2005.

The proceedings to take evidence are pending. They are prolonged due to motions filed by PKN ORLEN in order to limit access rights to evidence and due to respective decisions which are to be issued in this respect by the Chairman of the CCPO and which may be sued at the Consumer and Competition Court. As the proceedings are at their earliest stage, it is difficult to assess the risk that PKN ORLEN may be fined.

On 21 March 2005, the Company received a letter in which the Chairman of the CCPO requested information on monoethylene glycol and 'Petrygo' radiator liquid market in years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze liquid to radiators 'Petrygo' and prices for monoethylene glycols. In these proceedings OPCC issued a decision imposing penalty in the amount of PLN 40 million. The Company appealed to Anti-Monopoly Court against the negative decision of CCPO. On 13 August 2001 the Anti-Monopoly Court annulled fully the decision of CCPO, which accused PKN ORLEN S.A. of applying monopolistic practice, at the same time annulling the cash penalty. Consequently in 2001 due to this fact the provision was fully reversed. CCPO applied on 4 October 2001 to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the District Court from 13 August 2001.

The case was conducted again by District Court in Warsaw and Consumer and Competition Court (former Anti-Monopoly Court), which on the hearing on 21 July 2004 pronounced the judgment again revoking the complaint decision of CCPO.

Due to the received letter PKN ORLEN S.A. replied to queries of CCPO on 11 April 2005. Simultaneously CCPO approved prolongation of the period for responding to queries up to 6 May 2005 concerning determining the proper geographical market of monoethylene glycol. A response defining adequate geographical markets of monoethylene glycol was sent to CCPO on 6 May 2005. Upon the CCPO's request, additional information was provided on 18 May 2005.

The proceedings to take evidence are still pending. They are prolonged due to motions filed by PKN ORLEN SA and the petitioner in order to limit access rights to evidence and due to respective decisions that need to be issued in this respect by the Chairman of the CCPO and which may be sued at the Consumer and Competition Court.

As the above proceedings are at their initial stage it is difficult to assess the risk of a fine which might again be imposed on PKN ORLEN. Due to elapse of time and considerable changes in the business environment where PKN ORLEN operates, the risk of a fine is insignificant.

(all amounts in PLN thousand)

In both proceedings PKN ORLEN S.A. is represented by the legal office Kancelaria Adwokacka Prawa i Konkurencji based on the power of attorney granted by the Company's Board.

The financial statements do not include provisions related to the above proceedings as in the view of PKN ORLEN S.A. Management Board, supported by an independent legal opinion, risk that the Company would be charged with a fine is limited.

6. On 13 December 2004, the Supervisory Board of Orlen Oil Sp. z o.o. adopted a resolution to conduct a tax audit for the period from 2000 to the present date, including the control of correctness of the Company's procedures and controls of settling tax liabilities which would be summarised in 'Report on agreed upon procedures concerning review of control procedures at Orlen Oil Sp. z o.o.' As at the date of preparation of these consolidated financial statements, both the tax and forensic audits did not reveal any significant risks nor discrepancies.

7. On 17 December 2004 the Supervisory Board of Rafineria Nafty Jedlicze S.A. adopted a resolution to conduct a tax audit for the period from 2000 to the present date, including the control of correctness of the Company's procedures and controls of settling tax liabilities which would be summarised in 'Report on agreed upon procedures concerning review of control procedures at Rafineria Nafty Jedlicze S.A.' As at the date of preparation of these consolidated financial statements, the tax audit did not disclose risks which estimated value would have a significant impact on the company's operations

8. In accordance with the Decree on Investment Expenditure and in line with article 18a of the Corporate Income Tax Act (in force till 31 December 1999) and article 3.1 of the Amendment of 20 November 1999 to the Corporate Income Tax Act (in force from 1 January 2000), the taxpayer is entitled to deduct investment expenditures from the tax base in a given tax year and in the following tax year a half of the previously deducted amount, i.e. the so-called investment premium. In the years 1998-2003, the Group companies benefited from their entitlement to the following investment relieves and premiums (amounts deducted from income):

PKN Group	Investment relief	Investment premium
2001	98,927	43,750
2002	14,234	49,222
2003	-	6,923
Total	113,161	99,895

The tax relieves and premiums are conditional. The Corporate Income Tax regulations assumes loss of the entitlement to investment relieves if any of the following events occurs within three years from the end of the tax year when the relief has been exercised:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and social insurance liabilities; in respect to VAT, the arrears may not exceed 3% of the output tax;

2) taxpayers transfer – in any form – ownership title to assets to which income deductions or tax exemptions relate; this does not refer to transfer of ownership resulting from a change in the legal personality, business combinations or separation of business entities carried out in compliance with the Commercial Code's regulations;

3) there are no longer grounds for recognition as the taxpayer's assets those fixed assets which have been adopted for chargeable use under tenancy, lease or similar agreements;

4) the taxpayer is subject to liquidation proceedings or its bankruptcy has been declared;

5) the taxpayer receives any form of reimbursement of investment expenditure;

Tax authorities may also deny a claim to tax allowances if the tax payer has been charged with outstanding tax liabilities at the moment in which the tax incentives deduction were recognized.

(all amounts in PLN thousand)

In accordance with the Amendment of 20 November 1998 to the Corporate Income Tax Act (Journal of Laws No. 144, item 931) when the title to deductions made under Art.18a of the Corporate Income Tax Act (in force to 31 December 1999) and Art. 3.1 of the Amendment of 20 November 1999 to the Corporate Income Tax Act (in force from 1 January 2000) no longer exists due to circumstances mentioned under paragraph 1) above, it is assumed that the title is not lost if the taxpayer makes adjustments to its tax return and settles the tax arrears with accrued interest or settles the arrears with interest within 14 days from the decision of the first instance authority defining the tax liability.

Regarding purchase of assets in the Czech Republic, PKN Orlen Group is subject to the regulations of Tax Investment Relieves Act and Corporate Income Tax Act binding in the Czech Republic. According to these regulations tax investment relieves of companies belonging to Unipetrol Group are of conditional nature. Non compliance with specified conditions may result in a loss of tax investment relief and an obligation to return received relieves (i.e. the repayment of unpaid tax liability for all the years when tax investment relieves were granted) increased by the relevant penalties and fines.

Effective May 2000, non compliance with the regulations imposed by Corporate Income Tax Act and Tax Investment Relieves Act results in the following:

a) if the condition related to the maximum decrease of tax base is not met, an investing entity is obliged to submit additional tax return (on the basis of which additional tax liability will be imposed) for the period during which the condition was not met;

b) if general conditions are not met (except for the condition mentioned in point a), a taxpayer loses the right to tax investment relief and is obliged to submit additional tax returns for every period during which the tax investment relief was used. It indicates that in such a case the investing entity is obliged to return all of the granted tax investment relieves, to settle all tax liabilities from which it was released over the period of the relief, and the relevant penalties and charges.

Unipetrol Group companies were granted with tax investment relieves in the amount of PLN 282 million in the years 2000–2001; it is planned to utilise PLN 51 million out of that amount until 2007.

9. Poland has currently a number of regulations in force concerning value added tax, excise tax, corporate income tax and social security. The tax law is often amended, which results in lack of clarity and inconsistencies. The frequent discrepancies in tax law interpretations provided within state authorities and between state authorities and taxpayers generate uncertainty and conflicts concerning the interpreted issues. Tax settlements and other regulated areas of activity (for instance customs and foreign exchange control) are controlled by the respective authorities which are entitled by law to impose high fines, penalties and related interest. Due to the above, the tax risk in Poland is substantially higher than typical for countries with better developed taxation systems.

There are no formal procedures in Poland for determining the final taxation charge. Tax settlements may be subject to tax control over five years since the end of the calendar year when the tax liability reached its maturity. There is a risk that respective authorities adopt a different interpretation of the tax law than the Group companies, which could have a significant impact on their tax liabilities.

XII. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND RELATED PARTIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

During the period from 1 January to 30 June 2005, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or related entities, of the value exceeding 10% of the Company's equity.

XIII. RELATED PARTIES

1. Information about unusual related parties transactions

During the period from 1 January to 30 June 2005, there were no unusual related party transactions concluded between related parties within the Group, where the transaction would exceed EUR 500 thousand, except for a short-term EUR 60

(all amounts in PLN thousand)

million loan granted to ORLEN Deutschland on 23 December 2004. The repayment was made on 14 February 2005 and interest was paid on 24 February 2005.
The transactions concluded within the Group were trade transactions resulting from the type of activity of the particular Group's entities.

2. Information on significant related party transactions

(a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

In the period of 6 months ended 30 June 2005 and as at 30 June 2005 the Group companies did not grant any advances, loans, borrowings, guarantees and suretees or any other agreements obliging to pay in favour of the Company and its related companies, to managing and supervising persons and their relatives.
As at 30 June 2004 the Group companies did not grant any loans to managing and supervising persons and their relatives.
In the periods of 6 months ended 30 June 2005 and 30 June 2004 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

(b) Transactions with the related parties concluded through the supervising persons

In the first half of 2005 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities	Dividend paid
Legal persons *	12,598	24,242	-	-	-
Natural persons**	443	-			

* Transactions in the period of performing duties as key management personnel by the persons supervising the Company.
** In the period covered by the financial statements the recorded transactions included those below EUR 500 thousand.

In the period presented in the financial statements 11 persons acted as members of the Supervisory Board. The Company has not received a statement extended in scope from 1 former member of the Supervisory Board.

c) Transactions with related parties concluded through the managing persons

In the second quarter 2005 members of the Company's key executive personnel did not conclude any significant transactions with related parties in regard of IAS 24 "Related Party Disclosures".

(all amounts in PLN thousand)

d) Transactions of the Company with related parties in the period from 1 January to 30 June 2005 and the settlement balances as at 30 June 2005

PKN ORLEN Group

	Consolidated subsidiaries 1)	Consolidated associates 2)	Non-consolidated subsidiaries 1)	Non-consolidated associates 2)	Consolidated jointly controlled entities 3)	Total related parties
Sales	1.591.946	1.142	5.909	36	361.764	1.960.797
Purchases	361.458	31.688	41.718	137	3.071	438.072
Financial revenues from interest	3.627	11	1	-	39	3.678
Financial expenses on interest	(39)	-	2	-	-	(37)
Gross short-term receivables	908.351	4.892	4.744	57	76.053	994.097
Short-term liabilities	76.922	7.332	10.291	97	144	94.786
Gross long-term receivables	78.488	-	192	-	-	78.680
Long-term liabilities	-	-	-	-	-	-

1) Parent Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members
2) Parent Company exercises considerable influence on the entity's supervisory bodies via its representatives
3) Parent Company exercises a joint control over the entities under the deed of association

(all amounts in PLN thousand)

3. Remuneration, together with remuneration from profit paid to the Management Bard, the Supervisory Board and the key executive personnel in accordance with IAS 24

Management Board remuneration includes salaries, bonuses, annual bonus and equivalent for unused annual holiday.

The remuneration paid to the Management Board, Supervisory Board and key executive personnel amounted to:

	for 6 months ended 30 June 2005 (unaudited)	for 6 months ended 30 June 2004 (unaudited)
Parent's Management Board*	11,490	11,375
Parent's Supervisory Board	400	436
Parent's key executive personnel **	8,680	5,998
Group key management personnel***		
	18,886	20,337
Total	**39,456**	**38,146**

* In the period of 6 months ended 30 June 2005 the remuneration to former Board members amounted to PLN 7.008 thousand.
** In the period of 6 months ended 30 June 2004 the remuneration was paid to 27 members of key executive personnel and in the period of 6 months ended 30 June 2005 to 34 members
*** Management Boards, Supervisory Boards and key executive personnel of the Group companies.

XIV. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S EQUITY GRANTED BY PARENT COMPANY OR ITS SUBSIDIARIES TO A THIRD ENTITY OR ITS SUBSIDIARY

In the period from 1 January to 30 June 2005 the Company and its subsidiaries within the Group did not grant loan security, or guarantees to another entity or its subsidiary, where the value of security or guarantee would constitute at least 10% of the Company's equity, except collaterals provided by PKN ORLEN under the share pledge agreement in the amount of PLN 454 million of 19 December 2003, securing Basell ORLEN Polyolefins Sp. z o.o. repayment of current and future claims to which the pledgee is entitled due to the financial collateral agreement concluded between entities financing BOP up to the highest securing amount of EUR 750 million.

XV. SEASONAL OR CYCLICAL CHARACTER OF THE ISSUER'S OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character of its operations.

XVI. POST BALANCE SHEET EVENTS

a) Changes in the Parent's Management Board and Supervisory Board

Changes in the Parent's Management Board and Supervisory Board are discussed in detail under Note VIII.

(all amounts in PLN thousand)

XVII. IMPACT ON PRIOR PERIOD RESULTS

Due to the fact that effective 1 January 2005 the Group has been preparing its consolidated financial statements in accordance with IFRSs for statutory purposes, the below table presents the major differences identified and reported by the Group between IFRSs adopted by the European Union and Polish accounting standards (PASs) with respect to changes in the opening balance of equity as at 1 January 2005 and comparative data in respect of the net profit for the period ended 31 December 2004.

	Net profit for 12 months period ended 31 December 2004 (unaudited)	**Net profit for 6 months ended 30 June 2004 (unaudited)**	**Net profit for 3 months period ended 31 March 2004 (unaudited)**
Consolidated according to PASs	2,588,981	1,028,855	647,088
Reversal of capitalised borrowing costs	8,011	3,667	1,511
Deferred tax on capitalised borrowing costs	(1,522)	(697)	(287)
Valuation of property, plant and equipment at fair value	(155,004)	(69,078)	(26,698)
Deferred tax on valuation of property, plant and equipment at fair value	30,413	13,549	6,741
Alternative treatment of the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost	(27,758)	(17,728)	(10,626)
Reversal of goodwill amortisation	5,765	2,814	1,341
Impairment of property, plant and equipment of ORLEN Deutschland AG	(65,381)	(65,381)	(65,381)
Distribution of profit other than dividends	(4,176)	(4,176)	(4,176)
Other	5,654	(11,585)	1,038
Consolidated according to IFRSs	**2,384,983**	**880,240**	**550,551**

	Net assets as at 31 December 2004 (unaudited)	Net assets as at 30 June 2004 (unaudited)	Net assets as at 1 January 2004 (unaudited)
Consolidated in accordance with PASs	11,826,556	10,330,621	9,581,948
Reversal of capitalised borrowing costs	(63,745)	(68,088)	(71,755)
Deferred tax on capitalised borrowing costs	12,111	12,937	13,633
Valuation of property, plant and equipment at fair value	1,122,628	1,208,403	1,278,183
Deferred tax on valuation of property, plant and equipment at fair value	(204,506)	(221,372)	(234,920)
Alternative treatment of the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost	273,611	283,641	301,369
Reversal of goodwill amortisation	5,765	2,814	-
Impairment of property, plant and equipment of ORLEN Deutschland AG	(65,381)	(65,381)	-
Other	70,563	53,324	61,170
Consolidated according to IFRSs	12,977,602	11,536,899	10,929,628

a. Reversal of capitalised borrowing costs

(all amounts in PLN thousand)

In accordance with PASs borrowing costs resulting from investment loans were stated as investment expenditure. Other financial expenses were recognised in the profit and loss when incurred. In the financial statements prepared in accordance with IFRSs, the borrowings costs, including foreign exchange differences related to loans and borrowings in foreign currencies, are recognised in the profit and loss statement in the period to which they refer.

b. Alternative treatment of the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

In accordance with PASs, the Company settled the excess of fair value of identifiable assets, liabilities and contingent liabilities above acquisition cost to revenues over the period from 2 to 5 years.
Under IFRS 3, the excess of fair value of identifiable assets, liabilities and contingent liabilities above acquisition cost was recognised as retained earnings.

c. Reversal of goodwill amortization

In accordance with PASs goodwill was amortised on a straight line basis over the period not longer than 5 years and presented in the profit and loss as other operating expenses. In the financial statements prepared in accordance IFRSs, goodwill is not amortised yet decreased by impairment allowances.

d. Impairment of property, plant and equipment of ORLEN Deutschland AG

Due to the change in the policy discussed in detail under b) above, ORLEN Deutschland AG recognised an excess of net fair value of identifiable assets, liabilities and contingent liabilities above acquisition cost in equity as at 1 January 2005. Consequently, for the purpose of consolidated annual financial statements the impairment allowance for property, plant and equipment of ORLEN Deutschland AG was increased by the amount reflecting the above change in the accounting principles and recognised in 2004 financial result.

e. Consolidation of BOP by proportionate method

PKN ORLEN S.A. possesses a 50% share in a joint-venture enterprise, Basell ORLEN Polyolefins Sp. z o.o., engaged in manufacture, distribution and sale of polyolefins.
In the records presented for the first half of 2004 and the first half of 2005, Basell ORLEN Polyolefins Sp. z o.o. has been consolidated by proportionate method. In the prior periods BOP was presented by the equity method.
As at 30 June 2005 and 31 December 2004 and for the periods of 6 months ended 30 June 2005 and 30 June 2004, the Group share in assets, liabilities, revenues and costs of BOP was as follows:

As at 30 June 2005 and 31 December 2004 and for the periods of 6 and 3 months ended 30 June 2005 and 30 June 2004, the Group share in assets, liabilities, revenues and costs of BOP presented as follows:

	30 June 2005 (unaudited)	31 December 2004 (unaudited)
Current assets	152,996	168,681
Non-current assets	929,818	860,901
Short-term liabilities	90,370	152,590
Long-term liabilities	459,799	346,785

	6 months ended 30 June 2005 (unaudited)	3 months ended 30 June 2005 (unaudited)	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)
Revenue	253,802	116,551	240,067	116,398
Cost of goods and materials sold	(223,618)	(110,318)	(209,690)	(103,717)
General administrative expenses	(4,321)	(2,546)	(3,526)	(1,892)
Financial costs	(13,925)	(7,559)	(5,936)	5,610
Profit before tax	12,032	1,017	22,487	17,651
Income tax				

(all amounts in PLN thousand)

	(2,094)	276	(4,318)	(1,524)
Net profit	9,939	(700)	18,170	16,129

XVIII. DIFFERENCES BETWEEN DATA DISCLOSED IN THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2005 AND THE CURRENT REPORT DATED 16 AUGUST 2005:

Changes in comparison to data published in current report dated 16 August 2005 having influence on net profit and equity:

	Net profit	Equity
Data presented in condensed consolidated report for two quarters of 2005, published on 16 August 2005	1,316,141	13,357,673
Consolidation of Unipetrol a.s. Group	2,019,957	4,225,501
Data presented in consolidated financial statements for the first half of 2005	3,336,098	17,583,174

XIX. SUPPLEMENTARY INFORMATION

a) Restructuring of the southern assets

Rafineria Nafty Jedlicze, Rafineria Trzebinia and ORLEN OIL participate in the Project of 'Restructuring of southern assets of the PKN ORLEN S.A. Group'. The Project aims at optimisation and consolidation of manufacture and sale of fuel, motor and lubricating oils and paraffin at the PKN ORLEN S.A. Group.
On 5 July 2005 the Management Board adopted 'Restructuring plan for southern assets' thus accepting the restructuring objectives.

b) Polkomtel S.A.

On 17 December 2004, an agreement of the Polish shareholders of Polkomtel S.A. was established in respect of intention of public offering of Polkomtel S.A.shares. During the reporting period the afore mentioned shareholders cooperated on the restructuring of share capital of Polkomtel. Having consulted financial and legal advisors, the shareholders examined and evaluated different options for public offering of Polkomtel S.A. shares, in particular by sale of all or a portion of the currently owned shares to Vodafone and TDC.
PKN ORLEN S.A., KGHM Polska Miedź S.A., Polskie Sieci Elektroenergetyczne S.A. and Węglokoks S.A. concluded 'Shareholders' Cooperation Agreement in Restructuring of Polkomtel S.A. Share Capital'. Negotiations and correspondence with foreign shareholders are conducted in order to define conditions for maximising of the value of Polkomtel S.A. shares by the Polish shareholders.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....
President
Igor Chalupec

....
Vice-President
Wojciech Heydel

....
Vice-President
Jan Maciejewicz

....
Vice-President
Cezary Smorszczewski

....
Member of the Board
Paweł Szymański

....
Member of the Board
Dariusz Witkowski

Płock, 26 September 2005

ORLEN
Polski Koncern Naftowy ORLEN Spółka Akcyjna

Financial Highlights

ORLEN Group	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Sales revenue	16,760,956	5,278,376	9,955,048	3,034,243	13,813,152	3,582,156	7,472,937	1,920,027	21.3%	47.4%	33.2%	58.0%
EBITDA[2]	4,124,124	1,298,773	3,037,956	925,952	1,737,915	450,692	913,331	234,663	137.3%	188.2%	232.6%	294.6%
Operating profit/(loss)	3,499,979	1,102,217	2,708,654	825,583	1,070,470	277,604	586,721	150,747	227.0%	297.0%	361.7%	447.7%
Financial expenses	-244,869	-77,114	-177,446	-54,085	-98,259	-25,481	-40,275	-10,348	149.2%	202.6%	340.6%	422.7%
Net profit (loss)	3,336,098	1,050,607	2,718,065	828,451	880,240	228,272	550,551	141,453	279.0%	360.2%	393.7%	485.7%
Net profit (loss) according to LIFO method	2,788,972	878,306	2,393,536	729,536	628,462	162,979	390,594	100,356	343.8%	438.9%	512.8%	626.9%
Operating cash flow	1,648,153	519,038	1,083,750	330,321	1,738,442	450,829	1,110,413	285,299	-5.2%	15.1%	-2.4%	15.8%

(1) The following average exchange rates were used for the conversion of the amounts denominated in USD: 6 months 2005 – PLN 3.1754, 6 months 2004 – PLN 3.8561, 3 months 2005 – PLN 3.2809, 3 months 2004 – PLN 3.8921.

(2) EBITDA = OPERATING PROFIT + AMORTISATION/DEPRECIATION

(3) Excluding the LIFO effect at Unipetrol a.s.

- **Refining (Production + Wholesale):** In Q2 2005, the segment's financial result gained PLN 928m year on year, chiefly as a result of such factors as an increase in commodity margins on refinery products, a higher URAL/Brent differential and, most importantly, the disclosure in Q2 2005 of a PLN 663m excess of fair value of acquired net assets over their acquisition cost. This segment's proportionate share in Unipetrol's profit was PLN 50m.

- **Refining (Retail):** The PLN 224m segment profit posted for Q2 2005 was foremost driven by the disclosure in Q2 2005 of a PLN 161m excess of fair value of acquired net assets over their acquisition cost.

- **Petrochemicals:** Q2 2005 saw the segment's financial result growing relative to the analogous quarter of 2004 (up by PLN 1,154m) upon the disclosure of a PLN 1,077m excess of fair value of acquired net assets over their acquisition cost. Unipetrol's profit attributable to the segment totalled PLN 14m.

- **Other Activities:** A PLN 275m excess of fair value of acquired net assets over their acquisition cost made a decisive contribution to the segment's robust performance.

- **Inland Premium:** In Q2 2005, the inland premium went up by PLN 35m (37.9%), year on year.

- **Profit on Sales:** A 22.9% increase in the profit on sales in Q2 2005 in relation to Q2 2004, attributable mainly to positive market trends and efficiency-improvement measures.

- **Operating Profit (EBIT):** The clear upward swing in Q2 2005 profit (by PLN 2,122m) was a consequence of the disclosure of the excess of fair value of acquired net assets over their acquisition cost under Q2 2005 other operating income (PLN 2,005m).

- **Net Profit:** The Q2 2005 net profit stood at PLN 2,718m, an improvement of PLN 2,168m on Q2 2004, driven chiefly by the high operating profit.

- **Net Operating Cash Flow:** A PLN 27m fall in cash generated in Q2 2005, year on year.

- **CAPEX (expenditure on property, plant and equipment and intangible assets):** A PLN 67m increase in CAPEX in Q2 2005 over Q2 2004, caused mainly by the higher expenditure in the Petrochemicals and Refining (Production + Wholesale) segments.

- **Operating Expenses Reduction Programme:** In Q2 2005, the implementation of the Programme led to PLN 210m cost savings, against PLN 163m in Q2 2004 (relative to the reference value, that is the costs incurred in 2002).

- **Upgrade and Maintenance Shutdowns** – Combined effect of the scheduled upgrade shutdown of the Olefin II petrochemical plant and the maintenance shutdown of the HOG plant was PLN 140m (adverse

effect on PKN Orlen's operating profit).

"In Q2 2005, we pressed ahead with our value development strategy announced at the beginning of the year. We are working on a number of initiatives aimed at enhancing the Group's operating efficiency. New projects supporting our core business on the home markets are underway, and opportunities for expansion into new areas and markets are being explored.

The Management Board sees it as its priority to integrate the Unipetrol holding in the most efficient way possible. On June 8th 2005, we launched the previously developed new management model for the combined companies. Twenty-four Polish-Czech teams are examining the value-creation potential and, as originally announced, are preparing a business plan, to be presented in October. We have announced a mandatory tender offer for minority interests at Unipetrol a.s., Paramo a.s. and Spolana a.s. The existence of agreements with Agrofert and ConocoPhillips, which has recently been exposed in the media, has not affected the Management Board's positive opinion on PKN's presence on the Czech market. The Management Board believes that a satisfactory return on this investment may be achieved.

On June 29th 2005, our shareholders approved an amendment to the Articles of Association concerning the new regional structure of PKN Orlen. The successful restructuring at the regional level will streamline the operational management processes. We are reshaping and optimising our retail network by setting up new locations and centralising the support functions.

As part of our restructuring efforts at the Group level, in H1 2005 we disposed of five companies and commenced the process of exiting nine undertakings. We changed composition of the supervisory boards at all of the Group companies and assigned responsibility for the undertakings to particular business segments at the PKN Orlen level. We also assessed members of the companies' management boards using the assessment centre and personnel audit methods.

On August 1st, we implemented the Management by Objectives system, a new assessment and incentive scheme for our executive staff to support the pursuance of our strategy and develop a new business-oriented corporate culture. The system aims at developing a transparent and objective remuneration model for the management staff.

We are introducing the best procurement practices using the state-of-the-art technology solutions. We started to hold internet auctions to facilitate purchases on the most favourable terms.

In Q2 2005, we also prepared OPTIMA, a new cost-saving scheme for the Group, which will be a continuation and extension of the comprehensive Operating Expenses Reduction Programme. OPTIMA is expected to usher in PLN 1.2bn savings in operating expenses and capital expenditure by 2009.

With a view to strengthening our position in the retail segment, we are also participating in retail assets disposal processes currently underway in the Czech Republic.

The continued favourable conditions in the oil refining and petrochemical sectors, coupled with the further internal restructuring of PKN ORLEN, enabled us to post good financial results for yet another consecutive quarter. In Q2 2005, revenue on sales of products gained 38.0%, while net profit rose 393.7%, year on year. It is noteworthy that the results would be markedly higher but for the provision related to the disposal of Unipetrol assets. Our ROACE margin was 50.7%.

The growing demand for oil products with the shrinking available capacity in the oil production and refining segments drove the strong growth of the feedstock prices and supported the refining margins at the satisfactory levels. The rising oil prices and continued mismatch in the quality structure of supply and demand led to an enhancement of the differential between high-quality oil (low sulphur content, higher light-product yields) and low-quality feedstock as compared with Q2 2004. For example, the URAL/Brent differential rose by 0.50 USD/bbl. Obviously, such a development is to the benefit of refineries capable of processing lower-quality oil.

As previously expected, the favourable climate in the refining sector was accompanied by an upward trend on the petrochemical market. However, in Poland we experienced adverse market conditions for oil refiners, such as the strengthening of the Polish zloty (up to PLN/USD 3.28 and PLN/EUR 4.13) or the projected economic slowdown which directly affected demand for fuels.

In Q2 2005 the volume of sales of refining products increased by 19.2% and those of chemical products by 29.7% over Q2 2004. The cost savings in all segments grew by PLN 47m in Q2 2005, year on year.

Since January 1st 2005, we have applied the International Financial Reporting Standards. We expect to complete the full implementation of IFRS for statutory reporting purposes by the end of 2005. An important change is the consolidation of BOP, our subsidiary involved in the production and marketing of polyolefins, with the proportionate consolidation method. In 2004, BOP was consolidated with the equity method."

Financials by Area of Activity

Market Overview

In the second quarter of 2005, the average price of Brent was USD 51.66/bbl, having gone up by USD 16.31/bbl (46.1%) year on year. The rise went hand in hand with a higher URAL/Brent differential, which moved from USD 3.10/bbl in Q2 2004 to USD 3.60/bbl in Q2 2005. During the second quarter of 2005, the average commodity price of gasoline was USD 515.89/t (a USD 104.40, or 25.4%, increase over Q2 2004). In the same period, a material rise was recorded in the commodity prices of diesel fuel and Ekoterm, by USD 187.84/t and USD 170.58/t, respectively (or by 54.6% and 53.6%). Year on year, the commodity margins for diesel fuel, gas oil and JET A-1 aviation fuel increased substantially, by 83.7%, 91.6% and 67.0%, respectively; the commodity margin for gasoline fell by 13.1%. Growth was also reported for petrochemical commodity margins: in Q2 2005, the margins for ethylene and propylene rose by 16.9% and 34.5%, respectively. The U.S. dollar and the euro weakened against the Polish currency, by 15.7% and 12.0%, respectively (falling from PLN 3.89/USD 1 in Q2 2004 to PLN 3.28/USD 1 in Q2 2005, and from PLN 4.69/EUR 1 in Q2 2004 to PLN 4.13/EUR 1 in Q2 2005).

Based on the GUS (Central Statistics Office) data, in Q2 2005 consumer prices went up by 0.6% over Q1, while in Q2 2004 they grew by 2.0%. Compared with Q2 2004, in Q2 2005 the consumer prices were 2.3% higher. The unemployment rate at the end of Q2 2005 was 18.0%, compared with 19.4% a year before.

Based on market data provided by Samar, approx. 129.5 thousand new automobiles were sold in Poland in H1 2005, which means a nearly 33% drop year on year and is over three times lower than the number of new and pre-owned vehicles imported to Poland by individuals and independent companies. The opening of the borders for privately imported vehicles in May 2004 was yet another factor detrimental to the new automobile market.

Refining (Production + Wholesale)

Refining (Production+Wholesale)	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**
Revenue, including:	**11,814,446**	**3,720,617**	**6,976,519**	**2,126,404**	**9,249,297**	**2,398,614**	**5,291,536**	**1,359,558**	**27.7%**	**55.1%**	**31.8%**	56.4%
Third-party sales	7,873,230	2,479,445	4,883,666	1,488,514	6,086,372	1,578,375	3,362,235	863,861	29.4%	57.1%	45.3%	72.3%
Intra-company sales*	3,941,216	1,241,172	2,092,853	637,890	3,162,925	820,239	1,929,301	495,697	24.6%	51.3%	8.5%	28.7%
Segment's costs	**-10,349,570**	**-3,259,296**	**-6,081,390**	**-1,853,574**	**-8,140,474**	**-2,111,064**	**-4,602,747**	**-1,182,587**	**27.1%**	**54.4%**	**32.1%**	56.7%
Other operating income	69,930	21,314	32,081	9,778	42,722	13,021	33,008	8,481	63.7%	63.7%	-2.8%	15.3%
Other operating expenses	-127,529	-38,870	-98,825	-30,121	-169,263	-51,590	-158,549	-40,736	-24.7%	-24.7%	-37.7%	-26.1%
Excess of fair value over acquisition cost of net assets	662,538	201,938	662,538	201,938								
Segment's result **	**2,069,815**	**645,702**	**1,490,923**	**454,425**	**982,282**	**248,981**	**563,248**	**144,716**	**110.7%**	**159.3%**	**164.7%**	214.0%
Sales to third parties (thousand tonnes)	4,674		2,714		4,099		2,166		14.0%		25.3%	

**) The revenue includes the following transfers to retail: 6 months 2005 – PLN 1,621,590 thousand, 6 months 2004 – PLN 1,264,488 thousand, 3 months 2005 – PLN 913,101 thousand, 3 months 2004 – PLN 726,408 thousand.*

***) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The Q2 2005 result in refining totalled PLN 1,490,923 thousand, rising from PLN 563,248 thousand in Q2 2004. The increase was driven by excess of fair value of acquired net assets over their acquisition cost, disclosed in Q2 2005 at PLN 662,538 thousand. The segment's proportionate share in Unipetrol's profit totalled PLN 50,354.6 thousand. The segment's revenues expanded by 31.8%, while its costs and expenses grew by 32.1%. The growth of the segment's revenue was a result of positive changes with respect to commodity margins for diesel fuel, Ekoterm and JET A-1 aviation fuel. On the other hand, the increase in costs was caused by such factors as the rising price of oil. The commodity Brent prices in Q2 2005 went up by 46.1% year on year. The rise was accompanied by a 16.1% increase in the URAL/Brent differential.

In Q2 2005, the volume of gasoline and diesel fuel sold to third parties grew by 23.9% and 25.1%, respectively, in comparison with Q2 2004. In the period, growth was also seen in Ekoterm and JET A-1 sales (up by 12.1%, or 40.8 thousand tonnes, and 41.1%, or 37.6 thousand tonnes, respectively, year on year). The volume of light product sales was up by 22.9% (368.9 thousand tonnes).

In Q2 2005, implementation of the comprehensive Operating Expenses Reduction Programme ushered in savings of PLN 79,859 thousand for the segment, that is 20,725 thousand more than in the analogous period of 2004.

As at the end of June 2005, the profit posted by this segment was PLN 2,069,815 thousand, up by 110.7% on year earlier.

Refining (Retail)

Refining (Retail)	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**5,983,885**	**1,884,451**	**3,395,413**	**1,034,903**	**5,515,212**	**1,430,256**	**3,037,698**	**780,478**	**8.5%**	**31.8%**	**11.8%**	**32.6%**
Third-party sales	5,961,188	1,877,303	3,381,950	1,030,799	5,502,414	1,426,938	3,029,497	778,371	8.3%	31.6%	11.6%	32.4%
Intra-company sales	22,697	7,148	13,463	4,103	12,798	3,319	8,201	2,107	77.3%	115.4%	64.2%	94.7%
Segment's costs	**-5,914,059**	**-1,862,461**	**-3,320,154**	**-1,011,964**	**-5,505,085**	**-1,427,630**	**-2,997,662**	**-770,191**	**7.4%**	**30.5%**	**10.8%**	**31.4%**
Other operating income	50,442	15,374	23,383	7,127	42,788	13,042	24,525	6,301	17.9%	17.9%	-4.7%	13.1%
Other operating expenses	-55,389	-16,882	-35,976	-10,965	-80,846	-24,641	-76,311	-19,607	-31.5%	-31.5%	-52.9%	-44.1%
Excess of fair value over acquisition cost of net assets	161,382	49,188	161,382	49,188								
Segment's result *	**226,261**	**69,670**	**224,048**	**68,289**	**-27,931**	**-8,974**	**-11,750**	**-3,019**	**-910.1%**	**-876.4%**	**-2006.8%**	**-2362.0%**
Sales to third parties (thousand tonnes)	1,625		879		1,599		847		1.6%		3.8%	

**)The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In Q2 2005, the segment's revenue increased by PLN 357,715 thousand (11.8%) over Q2 2004, while costs gained PLN 322,492 thousand (10.8%). The stronger growth of revenue over costs is an evidence of enhanced efficiency and cost savings in this area of operations. PKN's German operations attributable to this segment brought profit of PLN 7,675 thousand (PLN 12,087 thousand in Q2 2004), another PLN 1,073.6 thousand was contributed to the segment by Unipetrol AS, representing the segment's proportionate share in the company's profit. Unipetrol's performance was greatly impacted by the price wars fought among service stations operated by supermarkets. It could not realise 100% of the retail margin on fuels and had to align its prices to those charged at competing service stations. In Q2 2005, the financial result of PKN ORLEN's retail segment was PLN 52,887 thousand, against PLN 45,276 thousand in Q2 2004.

The growth in segment's revenue was accompanied by a 3.7% increase in the volume of the Group's sales. In Q2 2005, the domestic retail sales rose 98.6% year on year in volume terms. In Q2 2005, the fuel margin rose by 8.5% over the corresponding period of 2004. The Group companies' sales revenue on non-fuel goods stood at PLN 219,284 thousand in Q2 2005, representing a 5.8% increase on the analogous period of 2004.

The implementation of the comprehensive Operating Expenses Reduction Programme yielded PLN 47,718 thousand in savings to the segment in Q2 2005 (Q2 2004: PLN 46,526 thousand).

The segment's profit was fortified by the excess of fair value of acquired net assets over their acquisition cost, disclosed in Q2 2005 in the amount of PLN 161,382 thousand.

All of the above factors increased the segment's Q2 2005 profit by PLN 224,048 thousand, while in Q2 2004 the loss stood at PLN 11,750 thousand. The loss was driven primarily by the adjustment of net assets of ORLEN Deutschland following from change in disclosure of negative goodwill, which increased segment's other operating expenses by PLN 65,381 thousand.

As at the end of June 2005, the segment's result was PLN 226,261 thousand, as compared with a PLN 27,931 loss in 2004.

Petrochemicals

Petrochemicals	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**
Revenue, including:	**3,451,538**	**1,086,962**	**1,956,598**	**596,360**	**2,571,249**	**666,800**	**1,286,660**	**330,582**	**34.2%**	**63.0%**	**52.1%**	**80.4%**
Third-party sales	2,569,516	809,194	1,538,221	468,841	1,882,567	488,205	914,655	235,003	36.5%	65.7%	68.2%	99.5%
Intra-company sales	832,692	262,232	411,446	125,406	667,441	173,087	350,764	90,122	24.8%	51.5%	17.3%	39.2%
Settlement value of hedging transactions	49,330	15,535	6,931	2,113	21,241	5,508	21,241	5,457	132.2%	182.0%	-67.4%	-61.3%
Segment's costs	**-2,902,386**	**-914,022**	**-1,725,011**	**-525,774**	**-2,229,441**	**-578,160**	**-1,143,476**	**-293,794**	**30.2%**	**58.1%**	**50.9%**	**79.0%**
Other operating income	16,686	5,086	13,835	4,217	10,830	3,301	6,811	1,750	54.1%	54.1%	103.1%	141.0%
Other operating expenses	-28,394	-8,654	-25,742	-7,846	-10,495	-3,199	-7,286	-1,872	170.5%	170.5%	253.3%	319.1%
Excess of fair value over acquisition cost of net assets	1,076,642	328,154	1,076,642	328,154								
Segment's result *	**1,614,086**	**497,525**	**1,296,322**	**395,112**	**342,143**	**88,743**	**142,709**	**36,666**	**371.8%**	**460.6%**	**808.4%**	**977.6%**
Sales to third parties (thousand tonnes)	1,192		641		1,055		494		13.0%		29.8%	

**)The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's result for Q2 2005 was PLN 1,296,322 thousand, while in the corresponding quarter of 2004 it totalled PLN 142,709 thousand. The revenue on petrochemicals rose by PLN 669,938 thousand (52.1%) including an increase of 29.7% in the volume of sales to external customers, achieved despite the maintenance shutdown in effect at Olefin II – PKN ORLEN's main petrochemical (ethylene and propylene) plant. The shutdown has been necessary due to the upgrade works which are to result in doubling the plant's capacity. Ethylene and propylene production must be intensified to meet the demand which will be posted by the new polyethylene and polypropylene plants currently being developed by BOP. Q2 2005 saw a decrease in the volume of sales of ethylene – by 3.3% (28.8% in value terms), glycols – by 42.9% (38.0% in value terms) and benzene – 21.6% (18.1% in value terms). The segment's performance was boosted by the segment's proportionate share in Unipetrol's profit, in the amount of PLN 14,349.4 thousand. Demand for petrochemicals on part of the Czech Republic seemed to slump as a result of high prices of raw materials and cheaper imports from Asia. Nevertheless, the prices of Unipetrol's petrochemical products remained relatively stable. The company's performance was helped further still by the continually robust margins on petrochemicals.

The disclosure in Q2 2005, of PLN 1,076,642 thousand in excess of fair value of acquired net assets over their acquisition cost was the single most important factor to improve the segment's results. The segment's performance was also powered by PKN ORLEN; in Q2 2005, the company's operating profit attributable to the segment was PLN 166,416 thousand, up from PLN 88,594 thousand in Q2 2004. The commodity margins were USD 542.4/t for ethylene and USD 491.1/t for propylene, which means an increase by 16.9% and 34.5%, respectively, over Q2 2004. A rise in margins was also recorded for acetone (by 24.4%) and butadiene (by 53.7%).

The implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 9,656 thousand in savings for the segment (PLN 13,303 thousand in Q2 2004).

As at the end of June 2005, the segment's result was PLN 1,614,086 thousand, PLN 1,271,943 thousand more year on year.

Other Activities

Other Activities	6 months ended June 30th 2005 (unaudited data)		3 months ended June 30th 2005 (unaudited data)		6 months ended June 30th 2004 (unaudited data)		3 months ended June 30th 2004 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	717,733	226,029	345,656	105,354	717,947	186,185	320,475	82,340	0.0%	21.4%	7.9%	27.9%
Third-party sales	307,692	96,899	144,280	43,976	320,558	83,130	145,309	37,334	-4.0%	16.6%	-0.7%	17.8%
Intra-company sales	410,041	129,131	201,376	61,378	397,389	103,055	175,166	45,006	3.2%	25.3%	15.0%	36.4%
Segment's costs	-691,793	-217,860	-349,590	-106,553	-670,644	-173,918	-295,763	-75,991	3.2%	25.3%	18.2%	40.2%
Other operating income	29,922	9,120	20,826	6,348	11,236	3,425	3,674	944	166.3%	166.3%	466.8%	572.5%
Other operating expenses	-21,891	-6,672	-12,240	-3,731	-28,790	-8,775	-19,920	-5,118	-24.0%	-24.0%	-38.6%	-27.1%
Excess of fair value over acquisition cost of net assets	274,541	83,679	274,541	83,679								
Segment's result *	308,512	94,295	279,193	85,096	29,749	6,917	8,466	2,175	937.0%	1,263.2%	3,197.8%	3,812.5%
Sales to third parties (thousand tonnes)	103		52		98		45		5.1%		15.6%	

**)The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In addition to the companies involved in the production of energy and provision of services to PKN ORLEN, the "other activities" segment includes a number of undertakings which were spun off, mainly as part of the Group restructuring.

In Q2 2005, the segment posted a profit of PLN 279,193 thousand. To compare, the profit earned in Q2 2004 was PLN 8,466 thousand. This increase was generated mainly through the disclosure in Q2 2005 of PLN 274,541 thousand in excess of fair value of acquired net assets over their acquisition cost. At the same time, there were a number of factors which stifled the segment's performance, including growing feedstock cost driven by higher crude prices and the absence of any possibility to transfer the higher costs to the energy prices due to the binding regulations governing the structuring of energy tariffs.

In the period under analysis, the implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 73,149 thousand in savings for the segment, relative to PLN 44,037 thousand in Q2 2004.

As at the end of June 2005, the segment's result was PLN 308,512 thousand, which is PLN 278,763 thousand more than a year earlier.

Financial Review

Profit and Loss Account

The profit on sales for Q2 2005 totalled PLN 1,884,463 thousand, rising by PLN 351,483 thousand (22.9%) from the result reported for Q2 2004. The improvement comes from an increase of PLN 700,589 thousand (25.1%) in revenue on sales of goods and materials, and a mere PLN 255,946 thousand (9.7%) increase in value of the goods and materials sold. At the same time, in Q2 2005 the Group reported the stronger net sales of products excluding the excise tax, an increase of PLN 1,781,522 thousand, (by 38.0%), with an increase of cost of sales of PLN 1,874,682 thousand, (by 57.0%). In Q2 2005, there was a year-on-year increase in the Group's external sales in Refining (Production + Wholesale), where it grew by PLN 1,521,431 thousand (45.3%), and in Refining (Retail), where it was higher by PLN 352,453 thousand (11.6%), and in Petrochemicals where external sales expanded by PLN 623,566 thousand (68.2%). The rise in the value of external sales was accompanied by an increase in the sales volume by 25.3%, 3.8%, and 29.8%, respectively. The amount of revenue derived from Refining (Production + Wholesale) was affected mainly by the higher market prices of fuel.

In the second quarter of 2005, the selling costs rose by PLN 27,646 thousand (5.3%) relative to Q2 2004, to amount to PLN 546,971 thousand. In the same period, the general and administrative expenses fell by PLN 12,375 thousand (5.2%) on Q2 2004, to PLN 224,034 thousand.

In Q2 2005, a profit of PLN 1,595,196 thousand was recorded on other operating activities, following the disclosure of PLN 2,005,028 thousand in excess of fair value of acquired net assets over their acquisition cost under Q2 2005 other operating income which, as a result, grew by PLN 2,028,638 thousand. Meanwhile, other operating expenses gained PLN 242,917 thousand (as a result of a PLN 366,351 thousand increase in a business risk provision).

In Q2 2005, EBITDA was PLN 3,037,956 thousand, up by PLN 2,124,625 thousand on Q2 2004. Operating profit (EBIT) was PLN 2,708,654 thousand and topped the Q2 2004 figure by PLN 2,121,933 thousand.

Financial income in the second quarter of 2005 was PLN 405,871 thousand, having risen by PLN 265,246 thousand on the Q2 2004 figure. The key driver behind the rise was a PLN 204,532 thousand unrealised discount on the acquired Unipetrol claims and PLN 83,290 thousand dividend paid by Polkomtel SA (in Q1 2004 – PLN 68,220). The Group also reported a PLN 137,171 thousand increase in financial expense over the Q2 2004 figure; the change was caused by such factors as unfavourable changes in foreign exchange losses (which pushed financial expenses up by PLN 104,392.6 thousand). Consequently, the profit of this segment totalled PLN 228,425 thousand in Q2 2005, while in the analogous period of 2004, the Group posted a profit of PLN 100,350 thousand.

The share of undertakings consolidated with the equity method in the financial result amounted to PLN 7,924 thousand) in Q2 2005, relative to PLN 2,219 thousand in Q2 2004.

The Q2 2005 income tax was PLN 252,539 thousand, which represents a PLN 116,463 thousand increase year on year.

The above factors produced a net profit of PLN 2,718,065 thousand for Q2 2005, PLN 2,167,514 thousand more than in Q2 2004.

As at the end of June 2005, net profit was PLN 3,336,098 thousand, which represents a PLN 2,167,514 thousand increase.

Balance Sheet

As at the end of the second quarter of 2005, the total assets amounted to PLN 32,976,560 thousand, up by 63.9% from December 31st 2004. The value of non-current assets rose by PLN 8,234,874 thousand (67.8%) from the December 31st 2004 figure, and amounted to PLN 20,386,470 thousand, chiefly upon a PLN 7,206,329 thousand growth of property, plant and equipment in relation to their value as at December 31st 2004 (acquisition of Unipetrol – PLN 1,585,305 thousand). As at the end of Q2 2005, current assets grew from PLN 7,963,275 thousand (as at December 31st 2004) to PLN 12,567,398 thousand, mainly due to an increase in inventories, trade debtors and other receivables by PLN 2,407,873 thousand and PLN 2,406,688 thousand, respectively. The strong growth of receivables follows from longer payment terms offered to the customers who were building their for the period of the Olefin II plant upgrade shutdown; increase in suspended excise tax, and purchase of Unipetrol claims. Concurrently, the value of short-term securities dropped by PLN 884,018 thousand (acquisition of Unipetrol). Compared with the end of 2004, working capital (current assets less current liabilities) fell from PLN 3,959,734 thousand to PLN 2,448,817 thousand.

At the end of Q2 2005, total shareholders' equity stood at PLN 17,583,174 thousand, up by PLN 4,605,572 thousand (35.5%) in relation to the end of 2004. The main contributing item were increases is retained profit and shareholders' equity attributable to minority interests, by PLN 2,422,650 thousand and PLN 2,246,189 thousand, respectively.

Non-current liabilities amounted to PLN 5,274,805 thousand, rising by PLN 2,141,077 thousand in comparison with the end of 2004 in connection with an increase in loans and borrowings (by PLN 1,179,913 thousand) and total provisions (by PLN 844,348 thousand). Current liabilities increased from PLN 4,003,541 thousand as at December 31st 2004 to PLN 10,118,581 thousand as at June 30th 2005. As for current liabilities, trade creditors, other liabilities and deferred income grew significantly, by PLN 4,324,858 thousand, as a result of e.g. rise in oil prices. A major contributor to the growth was also PKN ORLEN's dividend of PLN 911,020 thousand. The Group's total debt (loans, borrowings and securities) reached PLN 4,778,912 thousand as at June 30th 2005, which means an increase of PLN 2,453,777 thousand as compared with the end of 2004. The increase results from this year's disclosure of Unipetrol's liabilities in the amount of PLN 2,302,092 thousand.

Cash Flow

The Q2 2005 net operating cash flow stood at PLN 1,083,750 thousand, having fallen by PLN 26,663 thousand relative to the analogous quarter of 2004. The decrease was attributable mainly to negative trends with respect to inventories (up by PLN 444,193 thousand in Q2 2005, against a PLN 200,403 thousand rise in Q2 2004). Concurrently, Q2 2005 operating cash flow grew year on year as a result of an increase in provisions which pushed the value of operating cash by PLN 407,829 thousand while a year earlier they had contributed only PLN 84,350 thousand towards the cash balance . Following the disclosure of the excess of fair value of acquired net assets over their acquisition cost under other operating income (under net profit), the item was derecognised from under other adjustments, in the amount of PLN 2,005,028.0 thousand.

In Q2 2005, the investing cash outflow was PLN 1,308,267 thousand, that is up on the Q2 2004 figure by PLN 821,004 thousand. This increase follows mainly from the acquisition of shares in unconsolidated undertakings (PLN 1,345,575 thousand; in Q2 2004 – PLN 15,655 thousand). Concurrently, proceeds from

disposal of short-term securities also grew by PLN 541,909 thousand. In Q2 2005, the Group reported a positive balance of the financing cash flow of PLN 175,188 thousand (in Q2 2004, the balance was negative at PLN 340,516 thousand). In Q2 2005, net inflow under loans and borrowings was PLN 218,958 thousand, while in Q2 2004 the outflow was PLN 311,258 thousand.

Net cash at the end of Q2 2005 totalled PLN 1,384,234 thousand, PLN 462,927 thousand more than in Q2 2004.

APPENDIX I

PKN ORLEN
SUMMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004

(PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
Gross revenue on sales of products	16,160,344	9,228,478	13,479,918	7,273,499	19.9%	26.9%
Excise tax and other charges	-5,121,406	-2,760,393	-4,898,872	-2,586,936	4.5%	6.7%
Net revenue on sales of products	**11,038,938**	**6,468,085**	**8,581,046**	**4,686,563**	**28.6%**	**38.0%**
Revenue on sales of goods and materials for resale	5,722,018	3,486,963	5,232,106	2,786,374	9.4%	25.1%
Cost of sales	-8,306,379	-5,162,977	-6,162,616	-3,288,295	34.8%	57.0%
Goods and materials at cost	-5,105,129	-2,907,608	-4,911,240	-2,651,662	3.9%	9.7%
Profit (loss) on sales	**3,349,448**	**1,884,463**	**2,739,296**	**1,532,980**	**22.3%**	**22.9%**
Other operating income	2,176,539	2,097,868	109,632	69,230	**1,885.3%**	**2,930.3%**
Selling costs	-1,036,387	-546,971	-1,063,396	-519,325	-2.5%	5.3%
General and administrative expenses	-422,805	-224,034	-422,269	-236,409	0.1%	-5.2%
Other operating expenses	-566,816	-502,672	-292,793	-259,755	93.6%	93.5%
Operating profit (loss)	**3,499,979**	**2,708,654**	**1,070,470**	**586,721**	**227.0%**	**361.7%**
Financial income	452,050	405,871	157,101	140,625	187.7%	188.6%
Financial expenses	-244,869	-177,446	-98,259	-40,275	149.2%	340.6%
Share in profit (loss) of undertakings consolidated with equity method	7,707	7,924	8,905	2,219	-13.5%	257.1%
Profit (loss) on disposal of all or part of equity interests in subordinated undertakings	29,395	29,395	3,795	3,795	674.6%	674.6%
Pre-tax profit (loss)	**3,744,262**	**2,974,398**	**1,142,012**	**693,085**	**227.9%**	**329.2%**
Corporate income tax	-394,198	-252,539	-238,196	-136,076	65.5%	85.6%
Net profit (loss)	3,350,064	2,721,859	903,816	557,009	270.7%	388.7%
Profit (loss) attributable to minority interests	-13,966	-3,794	-23,576	-6,458	-40.8%	-41.3%
Net profit (loss) after minority interest	**3,336,098**	**2,718,065**	**880,240**	**550,551**	**279.0%**	**393.7%**

APPENDIX II

PKN ORLEN
SUMMARY CONSOLIDATED BALANCE SHEETS
as at June 30th 2005 and December 31st 2004
(PLN '000)

ITEM	Jun 30 2005 (unaudited data)	Dec 31 2004 (unaudited data)	% change
ASSETS			
Non-current (long-term) assets			
Property, plant and equipment	18,287,460	11,081,131	65.0%
(Negative) goodwill	20,501	20,501	0.0%
Intangible assets	767,424	344,431	122.8%
Financial assets	624,886	511,564	22.2%
Shares and equity interests in undertakings consolidated with equity method	511,043	118,014	333.0%
Deferred tax assets	60,811	27,138	124.1%
Other non-current assets	31,791	8,794	261.5%
Perpetual usufruct rights	64,901	40,023	62.2%
Property investments	17,653	-	-
Total non-current assets	**20,386,470**	**12,151,596**	**67.8%**
Current (short-term) assets			
Stocks	5,632,763	3,224,890	74.7%
Trade debtors and other receivables	5,005,488	2,598,800	92.6%
Taxes receivable	8,152	23,309	-65.0%
Short-term securities	240,137	1,124,155	-78.6%
Prepayments	164,026	102,091	60.7%
Cash and cash equivalents	1,384,234	735,813	88.1%
Other financial assets	132,598	154,217	-14.0%
Total current assets	**12,567,398**	**7,963,275**	**57.8%**
Non-current assets classified as held for sale	22,692	0	-
Total assets	**32,976,560**	**20,114,871**	**63.9%**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	534,636	534,636	0.0%
Capital revaluation adjustment	691,802	522,999	0.0%
Share premium	1,058,450	1,058,450	0.0%
Share premium revaluation adjustement	168,803	168,803	0.0%
Hedging accounting – cash flows	30,016	59,195	-49.3%
Currency-translation differences on subsidiary undertakings	-43,532	-9,444	360.9%
(Accumulated loss)/retained profit brought forward	12,681,600	10,258,950	23.6%
Shareholders' equity attributable to parent undertaking's shareholders	**14,952,972**	**12,593,589**	**18.7%**
Minority interests	2,630,202	384,013	584.9%
Total shareholders' equity	**17,583,174**	**12,977,602**	**35.5%**
Non-current liabilities			
Loans and borrowings	3,263,449	2,083,536	56.6%
Provisions	773,269	637,689	21.3%
Deferred income tax provisions	1,087,016	378,248	187.4%
Other non-current liabilities	151,071	34,255	341.0%
Total non-current liabilities	**5,274,805**	**3,133,728**	**68.3%**
Current liabilities			
Liabilities and accrued expenses	7,742,774	3,417,916	126.5%
Provisions	700,717	283,442	147.2%
Corporate income tax payable	102,542	1,680	6003.7%
Loans and borrowings	1,515,463	241,599	527.3%

Deferred income	52,634	16,911	211.2%
Other financial liabilities	4,451	41,993	-89.4%
Total current liabilities	**10,118,581**	**4,003,541**	**152.7%**
Total shareholders' equity and liabilities	**32,976,560**	**20,114,871**	**63.9%**

APPENDIX III

PKN ORLEN
SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the periods of 6 and 3 months
ended June 30th 2005 and June 30th 2004

(PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	Change 6 months	Change 3 months
Operating cash flow						
Net profit (loss)	**3,336,098**	**2,718,065**	**880,240**	**550,551**	**2,455,858**	**2,167,514**
Total adjustments:						
Profit (loss) attributable to minority interests	13,966	3,794	23,576	6,458	-9,610	-2,664
Share in profit (loss) of undertakings consolidated with equity method	-7,707	-7,924	-8,905	-2,219	1,198	-5,705
Depreciation and amortisation	624,145	329,302	667,445	326,610	-43,300	2,692
Net dividends and interest	-62,712	-62,529	-23,158	15,619	-39,554	-78,148
Corporate income tax as disclosed in profit and loss account	394,198	252,539	238,196	136,076	156,002	116,463
(Profit) loss on investment activities	-46,671	-31,592	128,867	115,961	-175,538	-147,553
Decrease / (increase) in receivables	-336,399	35,984	-654,998	-246,938	318,599	282,922
Decrease / (increase) in stocks	-1,299,286	-444,193	-310,404	-200,403	-988,882	-243,790
(Decrease) / increase in liabilities and accrued expenses	1,196,151	391,131	763,329	278,726	432,822	112,405
(Decrease) / increase in provisions	420,810	407,829	78,541	84,350	342,269	323,479
Other adjustments*	-2,240,153	-2,264,878	110,490	151,599	-2,350,643	-2,416,477
Corporate income tax paid	-344,287	-243,778	-154,777	-105,977	-189,510	-137,801
Net operating cash flow	**1,648,153**	**1,083,750**	**1,738,442**	**1,110,413**	**-90,289**	**-26,663**
Investing cash flow						
Acquisition of intangible assets and property, plant and equipment	-889,194	-512,075	-806,979	-373,836	-82,215	-138,239
Disposal of property, plant and equipment	19,559	15,329	14,910	6,913	4,649	8,416
Disposal of shares	76,305	76,305		-383		
Acquisition of interests in unconsolidated undertakings**	-1,347,186	-1,345,575	-27,107	-15,655	-1,320,079	-1,329,920
Acquisition of short-term securities	-81,818	-42,189	-293,447	-207,954	211,629	165,765
Gain on disposal of short-term securities	963,547	575,362	65,286	33,453	898,261	541,909
Dividends and interest received	124,135	104,320	84,356	81,857	39,779	22,463
Loans granted/repaid	558	-284	-2,072	-2,072	2,630	1,788
Other***	-179,381	-179,460	15,712	-9,586	-195,093	-169,874
Net investing cash outflow	**-1,313,475**	**-1,308,267**	**-949,341**	**-487,263**	**-364,134**	**-821,004**
Financing cash flow						
Increase in long- and short-term loans and borrowings	929,876	666,785	748,575	80,449	181,301	586,336
Decrease in long- and short-term loans and borrowings	-540,482	-447,827	-1,189,056	-391,707	648,574	-56,120
Interest paid	-59,261	-35,992	-54,921	-27,198	-4,340	-8,794
Other	-16,109	-7,778	-5,168	-2,060	-10,941	-5,718
Net financing cash inflow/(outflow)	**314,024**	**175,188**	**-500,570**	**-340,516**	**814,594**	**515,704**
Change in net cash	**648,702**	**-49,329**	**288,531**	**282,634**	**360,171**	**-331,963**
Foreign-exchange gains/losses	-281	-6,073	-1,483	-1,647	1,202	

Cash at beginning of period	**735,813**	**1,439,636**	**634,259**	**640,320**	**101,554**	**799,316**
Cash at end of period, including:	**1,384,234**	**1,384,234**	**921,307**	**921,307**	**462,927**	**462,927**
Restricted cash	109,467	109,467	120,346	120,346	-10,879	-10,879

***including negative goodwill of Unipetrol consolidation at the level of PLN 2,005,028 thousands**

**** including Unipetrol acquisition (PLN 1,562,335 thousands) decreased by PLN 218,806 thousands cash.**

***** including Unipetrol liabilities acquisition (PLN 178,804 thousands)**

APPENDIX IV

PKN ORLEN
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENT
for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004

(PLN '000)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
REVENUE ON SALES TO THIRD PARTIES[1]						
Refining (production + wholesale)	7,873,230	4,883,666	6,086,372	3,362,235	29.4%	45.3%
Refining (retail)	5,961,188	3,381,950	5,502,414	3,029,497	8.3%	11.6%
Petrochemicals	2,618,846	1,545,152	1,903,808	935,896	37.6%	65.1%
Other activities	307,692	144,280	320,558	145,309	-4.0%	-0.7%
TOTAL	**16,760,956**	**9,955,048**	**13,813,152**	**7,472,937**	**21.3%**	**33.2%**
FINANCIAL RESULT[2]						
Refining (production + wholesale)	2,069,815	1,490,923	982,282	563,248	110.7%	164.7%
Refining (retail)	226,261	224,048	-27,931	-11,750	-910.1%	-2,006.8%
Petrochemicals	1,614,086	1,296,322	342,143	142,709	371.8%	808.4%
Other activities	308,512	279,193	29,749	8,466	937.0%	3,197.8%
Exclusions	-263,581	-263,256	-54	140		
Total of non-attributed items	-455,115	-318,577	-255,719	-116,092		
TOTAL	**3,499,979**	**2,708,654**	**1,070,470**	**586,721**	**227.0%**	**361.7%**
EXPENDITURE ON PROPERTY, PLANT AND EQUIPMENT						
Refining (production + wholesale)	203,826	128,941	141,454	92,982	44.1%	38.7%
Refining (retail)	134,790	52,491	119,159	73,002	13.1%	-28.1%
Petrochemicals	437,246	283,470	439,415	259,416	-0.5%	9.3%
Other activities	53,909	32,653	29,496	15,539	82.8%	110.1%
Total of non-attributed items	24,638	22,380	15,616	11,845	57.8%	88.9%
TOTAL	**854,409**	**519,935**	**745,140**	**452,784**	**14.7%**	**14.8%**
DEPRECIATION AND AMORTISATION						
Refining (production + wholesale)	238,419	117,699	300,665	130,510	-20.7%	-9.8%
Refining (retail)	111,647	62,381	113,569	71,232	-1.7%	-12.4%
Petrochemicals	151,448	87,595	127,397	62,752	18.9%	39.6%
Other activities	106,853	55,738	105,221	55,420	1.6%	0.6%
Total of non-attributed items	15,778	5,889	20,593	6,696	-23.4%	-12.1%
TOTAL	**624,145**	**329,302**	**667,445**	**326,610**	**-6.5%**	**0.8%**

1. Revenue on sales to third parties represents exclusively sales to undertakings outside of the ORLEN Group.
2. Financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN
KEY CONSOLIDATED OPERATING DATA

for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004

(tonnes)

ITEM	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tonnes)	**6,548**	**3,385**	**5,956**	**3,036**	**9.9%**	**11.5%**
REFINERY OUTPUT						
Gasoline	1,501,548	802,061	1,328,828	708,145	13.0%	13.3%
Diesel fuel	1,839,482	997,366	1,663,957	885,624	10.5%	12.6%
Fuel oil (III)	383,555	234,648	276,305	155,703	38.8%	50.7%
Ekoterm	778,781	320,928	742,420	300,108	4.9%	6.9%
JET A-1	197,120	109,368	134,413	87,176	46.7%	25.5%
LPG	134,351	75,866	95,577	48,493	40.6%	56.4%
Other refining products	897,919	675,516	560,522	359,359	60.2%	88.0%
TOTAL	**5,732,756**	**3,215,753**	**4,802,022**	**2,544,608**	**19.4%**	**26.4%**
SALES OF REFINING PRODUCTS						
Gasoline	1,964,002	1,091,391	1,807,725	976,506	8.6%	11.8%
Diesel fuel	2,086,034	1,217,367	1,889,243	1,020,364	10.4%	19.3%
Fuel oil (III)	252,993	143,437	216,546	93,068	16.8%	54.1%
Ekoterm	864,024	379,062	822,648	338,284	5.0%	12.1%
JET A-1	213,651	128,855	144,794	91,298	47.6%	41.1%
LPG	159,796	89,754	147,424	77,754	8.4%	15.4%
Other refining products	757,546	542,353	669,936	416,167	13.1%	30.3%
TOTAL	**6,298,046**	**3,592,219**	**5,698,316**	**3,013,441**	**10.5%**	**19.2%**
PETROCHEMICALS OUTPUT						
Polyethylene	56,752	38,114	34,177	4,206	66.1%	806.2%
Polypropylene	53,050	34,285	30,022	12,051	76.7%	184.5%
Ethylene	43,001	19,722	38,861	16,702	10.7%	18.1%
Glycol	40,897	11,964	50,199	22,762	-18.5%	-47.4%
Propylene	66,556	27,738	65,322	27,241	1.9%	1.8%
Ammonium nitrate	304,173	170,848	270,701	151,864	12.4%	12.5%
CANWIL	166,267	59,875	153,333	72,236	8.4%	-17.1%
Polyvinyl chloride (PVC)	79,702	27,866	105,552	45,387	-24.5%	-38.6%
Other petrochemical products	385,596	216,098	312,100	153,932	23.5%	40.4%
TOTAL	**1,195,994**	**606,510**	**1,060,267**	**506,381**	**12.8%**	**19.8%**
SALES OF PETROCHEMICAL PRODUCTS						
Polyethylene	81,714	63,319	49,392	21,299	65.4%	197.3%
Polypropylene	61,389	42,769	43,755	19,400	40.3%	120.5%
Ethylene	37,668	15,797	38,580	16,338	-2.4%	-3.3%
Glycol	44,504	14,830	51,139	25,972	-13.0%	-42.9%

Propylene	65,451	26,912	64,660	27,230	1.2%	-1.2%
Ammonium nitrate	262,127	131,658	254,945	128,289	2.8%	2.6%
CANWIL	167,964	75,978	143,995	58,725	16.6%	29.4%
Polyvinyl chloride (PVC)	105,979	60,438	108,531	50,708	-2.4%	19.2%
Other petrochemical products	365,017	209,343	300,228	146,150	21.6%	43.2%
TOTAL	**1,191,813**	**641,044**	**1,055,225**	**494,111**	**12.9%**	**29.7%**

APPENDIX VI

PKN ORLEN
SALES OF KEY PRODUCTS

for the periods of 6 and 3 months ended June 30th 2005 and June 30th 2004

(tonnes)

Sales of light products in the Orlen Group (by volume)	6 months ended June 30th 2005 (unaudited data)	3 months ended June 30th 2005 (unaudited data)	6 months ended June 30th 2004 (unaudited data)	3 months ended June 30th 2004 (unaudited data)	% change 6 months	% change 3 months
Wholesale of key light products, including:	**3,577,973**	**1,980,481**	**3,123,091**	**1,611,595**	**14.6%**	**22.9%**
- Gasoline	1,041,612	598,345	876,555	482,941	18.8%	23.9%
- Diesel fuel	1,458,812	874,269	1,279,330	699,126	14.0%	25.1%
- JET A-1	213,651	128,855	144,794	91,298	47.6%	41.1%
- Ekoterm	863,898	379,012	822,412	338,230	5.0%	12.1%
Retail sales of engine fuels, including:	**1,618,493**	**872,975**	**1,598,454**	**846,875**	**1.3%**	**3.1%**
- Gasoline	922,390	493,046	931,170	493,565	-0.9%	-0.1%
- Diesel fuel	627,222	343,098	609,913	321,238	2.8%	6.8%
- LPG	68,881	36,831	57,371	32,072	20.1%	14.8%
Total sales of fuels, including:	**5,287,507**	**2,906,429**	**4,811,834**	**2,504,206**	**9.9%**	**16.1%**
- Engine fuels	4,423,483	2,527,367	3,989,186	2,165,922	10.9%	16.7%

Regulatory Announcement

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results Consolidated
Released	18:30 29-Sep-05

PKN ORLEN S.A. hereby publishes Consolidated Financial Statements for the half-year periods ended 30 June 2005 and 30 June 2004 prepared in accordance with IFRS together with an independent auditor's review report.
To see the statement please download the PDF files.

http://www.rns-pdf.londonstockexchange.com/rns/9911r_-2005-9-29.pdf

END

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KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa, Polska

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
contact_us@kpmg.pl
www.kpmg.pl

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF PKN ORLEN S.A. FOR THE PERIOD FROM 1 JANUARY 2005 TO 30 JUNE 2005

To *the Shareholders of PKN ORLEN S.A.*

We have reviewed the accompanying interim consolidated financial statements of the PKN ORLEN S.A. Group ("Group"), with its registered office in Płock, Poland, 7 Chemików Street, that consist of the consolidated balance sheet as at 30 June 2005, with total assets and total liabilities and equity of PLN 32,976,560 thousand, the consolidated profit and loss account for the period from 1 January 2005 to 30 June 2005 with a net profit of PLN 3,336,098 thousand, the statement of changes in consolidated equity for the period from 1 January 2005 to 30 June 2005 with an increase in equity of PLN 4,605,572 thousand, the consolidated cash flow statement for the period from 1 January 2005 to 30 June 2005 with an increase in cash amounting to PLN 648,702 thousand, and accounting policies and explanatory notes.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with respect to matters not regulated by the above standards, in accordance with the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) and the respective laws and in accordance with the Decree of the Council of Ministers dated 21 March 2005 on current and periodical information provided by issuers of securities (Official Journal from 2005, No. 49, item 463). Our responsibility is to issue a report on these interim consolidated financial statements, based on our review. The consolidated financial statements of PKN ORLEN Group as at 31 December 2004, before the transition described in note 36 "First-time adoption of International Financial Reporting Standards" of explanatory notes, was audited by another independent auditor, who issued an opinion without qualification to these financial statements, dated 19 April 2005.

Except for the matters described below, we conducted our review in accordance with International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* and with Standard No. 4 of the professional standards *General terms of the review of financial statements*, issued by the National Council of Certified Auditors. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

The Unipetrol a.s. Group financial data included in the interim consolidated financial statements of PKN ORLEN S.A. Group should be recognised at their fair value in accordance with IFRS 3. As at the date of this report, the process for the determination of the fair values of the acquired assets of the Unipetrol a.s. Group and goodwill calculation had not been completed. In Management Board of PKN ORLEN S.A. Group view, negative goodwill shall finally arise on this transaction. In accordance with the disclosure in note 35b of the financial statement, the valuations performed by an independent expert, did not include all assets. The valuation of these assets could have a significant impact on the financial statement of PKN ORLEN S.A. Group. Accordingly, the interim consolidated financial statements of the PKN ORLEN S.A. Group do not include a complete valuation of acquired net assets nor the valuation of negative goodwill arising on acquisition of Unipetrol a.s. shares measured in accordance with IFRS 3. We were not given the opportunity to review the valuation of the Unipetrol a.s. Group as well as negative goodwill. In accordance with IFRS 3, the PKN ORLEN S.A. Group should recognise adjustments to the provisional values recognised in relation to the fair value of net assets acquired and negative goodwill valuation in relation to the acquisition of the Unipetrol a.s. Group within twelve months of the acquisition date.

The accompanying interim consolidated financial statements PKN ORLEN S.A. Group present Polkomtel S.A. shares at cost as "Financial assets- other unconsolidated entities" in all presented periods in accordance with the existing practice of the group. In our view, in accordance with the Polkomtel S.A. status and shareholders agreements there are indications that Polkomtel S.A. could be treated as jointly controlled. In accordance with the PKN ORLEN S.A. Group accounting policy would require the jointly controlled entity to be consolidated by the proportionate method in all presented periods. As described in note 9 and 35d) of the attached financial statement the Management Board of PKN ORLEN S.A. has committed itself to obtain expert opinion and appropriate analysis which could allow it to determine whether Polkomtel S.A. is jointly controlled. As at the date of this report, PKN ORLEN S.A. had not determined the adjustments required, if any, if PKN ORLEN S.A. were to recognised Polkomtel S.A. as a jointly controlled entity.

Based on our review, except as noted above, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements, including note 36 "First-time adoption of International Financial Reporting Standards" do not present fairly in all material respects, the financial position of PKN ORLEN Group as at 30 June 2005, and of its financial performance and its cash flows for the period from 1 January 2005 to 30 December 2005 in accordance with International Financial Reporting Standards as adopted by the European Union.

Without qualifying our report, we draw attention to following issues:

- The comparative information as at and for the six months ended 30 June 2004, before the transition described in note 36 "First-time adoption of International Financial Reporting Standards" of explanatory notes, were subject to review by another independent auditor.

- Note 36 to the interim consolidated financial statements explains the Company's transition to International Financial Reporting Standards as adopted by the European Union. The interim consolidated financial statements have been prepared in accordance with accounting standards adopted by the European Union that are issued and available for early adoption as of 31 December 2005, the Company's first annual reporting date at which it is required to use accounting standards adopted by the European Union. However, the accounting standards adopted by the European Union that will be effective as of 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty at the time of preparing this interim consolidated financial statements. Accordingly, there is a possibility that the Company's management may determine that changes to the accounting policies adopted in preparing the interim consolidated financial statements are necessary when it prepares its first annual financial statements in accordance with accounting standards adopted by the European Union as of 31 December 2005.

- In accordance with IFRS 1 the Group is currently in the process of valuing of fixed assets at fair value. The preliminary results of this valuation have been recognised in the accompanying interim consolidated financial statements of the PKN ORLEN S.A. Group.

....
Certified Auditor 9451/7175
Leszek Dubicki,
Member of the Board of Directors

....
On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Board of Directors

Warsaw, 26 September 2005

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR PERIODS
ENDED 30 JUNE 2005 AND 30 JUNE 2004
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

TOGETHER WITH AN INDEPENDENT AUDITOR'S REVIEW REPORT

SECURITIES AND EXCHANGE COMMISSION
Consolidated half-year report PSr/ 2005

(in accordance with § 93 section 2 and § 94 section 1 of the Council of Ministers' Decree of 21 March 2005, Journal of Laws No. 49, item 463)

(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the first half of the reporting year 2005, that is for the period from 1 January 2005 to 30 June 2005

and for the first half of the reporting year 2004, that is for the period from 1 January 2004 to 30 June 2004

which includes consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN)

and condensed financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN)

on 29 September 2005
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN S.A.	*CHEMICAL*
(abbreviated name of the issuer)	(industrial sector in line with classification of Warsaw Stock Exchange)
09-411	***PŁOCK***
(zip code)	(location)
CHEMIKÓW	*7*
(street)	(number)

48 24 365 28 95	**48 24 365 40 40**	**media@orlen.pl**
(telephone)	(fax)	(e-mail)
774-00-01-454	**610188201**	**www.orlen.pl**
(NIP)	(REGON)	(www)

KPMG AUDYT SP. Z O.O.
(entity authorized to conduct audit)

POLSKI KONCERN NAFTOWY ORLEN SA
SELECTED FINANCIAL DATA

ORLEN SA SEC File 82-5036

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	2005 - I half	2004 - I half	2005 - I half	2004 - I half
Data in respect of MSSF consolidated financial statement				
I. Net revenues from sale of finished goods, merchandise and raw materials	16 760 956	13 813 152	4 107 574	3 385 162
II. Profit / (Loss) on operations	3 499 979	1 070 470	857 733	262 338
III. Gross profit	3 744 262	1 142 012	917 599	279 871
IV. Net profit	3 336 098	880 240	817 571	215 719
V. Net cash provided by operating activities	1 648 153	1 738 442	403 910	426 037
VI. Net cash used in investing activities	(1 313 475)	(949 341)	(321 891)	(232 653)
VII. Net cash provided by / (used in) financing activities	314 024	(500 570)	76 957	(122 674)
VIII. Net change in cash and cash equivalents	648 702	288 531	158 976	70 710
IX. Profit (loss) per ordinary share for 6 months (in PLN/EUR)	7,80	2,06	1,91	0,50
	as of 30.06.2005	as of 30.06.2004	as of 30.06.2005	as of 30.06.2004
X. Non-current assets	20 386 470	11 855 621	5 046 031	2 934 487
XI. Current assets	12 567 398	7 610 656	3 110 665	1 883 779
XII. Total assets	32 976 560	19 466 277	8 162 313	4 818 266
XIII. Long-term liabilities	5 274 805	3 031 115	1 305 612	750 257
XIV. Short-term liabilities	10 118 581	4 898 263	2 504 537	1 212 411
XV. Equity	17 583 174	11 536 899	4 352 163	2 855 597
XVI. Share capital *	1 057 635	1 057 635	261 784	261 784
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value per share (in PLN/EUR)	41,11	26,97	10,18	6,68

* The share capital was revalued in accordance with IAS 29.

The above data have been translated into EUR by the following exchange rates:

- specific positions of assets, equity and liabilities - by the average exchange rate published by the National Bank of Poland as of 30 June 2005 - 4.0401 PLN/EUR

- specific items in profit and loss and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 30 June 2005) - 4.0805 PLN/EUR

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED BALANCE SHEETS
as of 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	Notes	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
			(in thousand PLN)	
ASSETS				
Non-current assets				
Property, plant and equipment	5	18 287 460	11 063 238	10 754 636
Goodwill	7	20 501	20 501	20 133
Intangible assets	8	767 424	344 431	353 956
Long-term financial investments	9	624 886	511 564	515 041
Investments in associates	10	511 043	118 014	131 550
Deferred tax assets		60 811	27 138	8 860
Other non-current assets		31 791	8 794	10 532
Perpetual usufruct of land		64 901	40 023	42 782
Investment property	6	17 653	17 893	18 131
Total non-current assets		**20 386 470**	**12 151 596**	**11 855 621**
Current assets				
Inventory	11	5 632 763	3 224 890	3 318 227
Trade and other receivables	12	5 005 488	2 598 800	2 829 027
Income tax receivable		8 152	23 309	1 644
Short-term investments	13	240 137	1 124 155	297 571
Short-term prepayments	14	164 026	102 091	152 341
Cash and cash equivalents	15	1 384 234	735 813	921 307
Other financial assets		132 598	154 217	90 539
Total current assets		**12 567 398**	**7 963 275**	**7 610 656**
Long-term financial assets available for sale		22 692	-	-
Total assets		**32 976 560**	**20 114 871**	**19 466 277**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Equity	20			
Share capital		534 636	534 636	534 636
Share capital revaluation adjustment		522 999	522 999	522 999
Share premium		1 058 450	1 058 450	1 058 450
Share premium revaluation adjustment		168 803	168 803	168 803
Hedging reserve		30 016	59 195	12 111
Foreign exchange differences on subsidiaries from consolidation		(43 532)	(9 444)	42 032
Retained earnings		12 681 600	10 258 950	8 754 150
Total equity (attributed to shareholders of the parent company)		**14 952 972**	**12 593 589**	**11 093 181**
Minority interest	21	2 630 202	384 013	443 718
Total equity		**17 583 174**	**12 977 602**	**11 536 899**
Non-current liabilities				
Interest-bearing loans and borrowings	16	3 263 449	2 083 536	1 969 151
Provisions	17	773 269	637 689	600 990
Deferred tax liabilities		1 087 016	378 248	425 173
Other non-current liabilities		151 071	34 255	35 801
Total non-current liabilities		**5 274 805**	**3 133 728**	**3 031 115**
Current liabilities				
Trade and other liabilities and accrued expenses	18	7 742 774	3 417 916	4 059 883
Provisions	17	700 717	283 442	110 133
Income tax liability		102 542	1 680	30 722
Interest-bearing loans and borrowings	16	1 515 463	241 599	665 282
Deferred income	19	52 634	16 911	23 373
Other current financial liabilities		4 451	41 993	8 870
Total current liabilities		**10 118 581**	**4 003 541**	**4 898 263**
Total equity and liabilities		**32 976 560**	**20 114 871**	**19 466 277**

CONSOLIDATED PROFIT AND LOSS STATEMENTS
for the period of 6 months ended 30 June 2005 and 30 June 2004
(all amounts in PLN thousand)

	Notes	for 6 months ended 30 June 2005 (unaudited)	for 6 months ended 30 June 2004 (unaudited)
		(in thousand PLN)	
Operating activities			
Net sale revenues			
Sales of finished goods		16 160 344	13 479 918
Excise tax and other charges		(5 121 406)	(4 898 872)
Revenues from sale of finished goods		11 038 938	8 581 046
Revenues from sale of merchandise and raw materials		5 722 018	5 232 106
Total sales revenues		**16 760 956**	**13 813 152**
Cost of finished goods sold	25	(8 306 379)	(6 162 616)
Cost of merchandise and raw materials sold	25	(5 105 129)	(4 911 240)
Gross profit on sales		**3 349 448**	**2 739 296**
Other operating income *		2 176 539	109 632
Distribution expenses	25	(1 036 387)	(1 063 396)
General and administrative expenses	25	(422 805)	(422 269)
Other operating expenses	25	(566 816)	(292 793)
Profit from operations		**3 499 979**	**1 070 470**
Financial income	26	452 050	157 101
Financial expenses	26	(244 869)	(98 259)
Net financial revenues and expenses		**207 181**	**58 842**
Share in profit from investments accounted for under equity method		7 707	8 905
Profit on the sale of all or part of shares of related parties		29 395	3 795
Profit before tax		**3 744 262**	**1 142 012**
Income tax expense	27	(394 198)	(238 196)
Profit after tax		**3 350 064**	**903 816**
Minority interest		(13 966)	(23 576)
Net profit		**3 336 098**	**880 240**
Basic and diluted earnings per share in Polish Zloty		**7,80**	**2,06**

* Including in the first half of 2005 the excess of the share in the net identifiable assets, liabilities and contingent liabilities of Unipetrol over the acquisition cost.

CONSOLIDATED CASH FLOW STATEMENTS
for the period of 6 months ended 30 June 2005 and 30 June 2004
(all amounts in PLN thousand)

	for the period of 6 months ended 30 June 2005 (unaudited)	for the period of 6 months ended 30 June 2004 (unaudited)
	(in thousand PLN)	
Cash flows - operating activities		
Net profit	**3 336 098**	**880 240**
Adjustments for:		
Minority interest	13 966	23 576
Share in profit from investments accounted for under equity method	(7 707)	(8 905)
Depreciation	624 145	667 445
Interest and dividend income, net	(62 712)	(23 158)
Income tax expense	394 198	238 196
(Profit) / loss on investing activities	(46 671)	128 867
(Increase) in receivables	(336 399)	(654 998)
(Increase) in inventories	(1 299 286)	(310 404)
Increase in liabilities and accruals	1 196 151	763 329
Increase in provisions	420 810	78 541
Other*	(2 240 153)	110 490
Income tax paid	(344 287)	(154 777)
Net cash provided by operating activities	**1 648 153**	**1 738 442**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(889 194)	(806 979)
Proceeds from the sale of property, plant and equipment	19 559	14 910
Proceeds from the sale of shares	76 305	-
Acquisition of shares**	(1 347 186)	(27 107)
Acquisition of short-term securities	(81 818)	(293 447)
Proceeds from the sale of short-term securities	963 547	65 286
Interest and dividends received	124 135	84 356
Loans (granted) / repaid	558	(2 072)
Other***	(179 381)	15 712
Net cash used in investing activities	**(1 313 475)**	**(949 341)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings	929 876	748 575
Repayment of long and short-term borrowings	(540 482)	(1 189 056)
Interest paid	(59 261)	(54 921)
Other	(16 109)	(5 168)
Net cash provided by / (used in) financing activities	**314 024**	**(500 570)**
Net change in cash and cash equivalents	**648 702**	**288 531**
Effect of exchange rate changes	(281)	(1 483)
Cash and cash equivalents, beginning of the period	**735 813**	**634 259**
Cash and cash equivalents, end of period, incl.	**1 384 234**	**921 307**
Cash and cash equivalents not available for use	109 467	120 346

* Incl. in 2005 the excess of share in the net consolidated assets of the Unipetrol Group over the acquisition price - PLN 2,005,028 thousand.

** Incl. in 2005 the acquisition of the Unipetrol Group for PLN 1,562,335 thousand, decreased by acquired cash of PLN 220,107 thousand.

*** Incl. in 2005 the acquisition of liabilities of the Unipetrol Group of PLN 178,804 thousand.

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY
as of 30 June 2005, 31 December 2004 and 30 June 2004
(all amounts in PLN thousand)

	Share capital	Share premium	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2004 (unaudited)	1 057 635	1 227 253	-	62 366	8 148 515	433 859	10 929 628
Foreign exchange differences on consolidation	-	-	-	(20 334)	-	-	(20 334)
Dividend	-	-	-	-	(278 011)	-	(278 011)
Net profit	-	-	-	-	880 240	-	880 240
Impairment of non-current assets	-	-	-	-	3 406	-	3 406
Hedge accounting - cash flow hedges	-	-	12 111	-	-	-	12 111
Shares issued	-	-	-	-	-	-	-
Share premium	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	23 576	23 576
Change in shareholders structure	-	-	-	-	-	(13 717)	(13 717)
30 June 2004 (unaudited)	1 057 635	1 227 253	12 111	42 032	8 754 150	443 718	11 536 899

	Share capital	Share premium	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2005 (unaudited)	1 057 635	1 227 253	59 195	(9 444)	10 258 950	384 013	12 977 602
Foreign exchange differences on consolidation	-	-	-	(34 088)	-	-	(34 088)
Dividend	-	-	-	-	(911 020)	-	(911 020)
Net profit	-	-	-	-	3 336 098	-	3 336 098
Impairment of non-current assets	-	-	-	-	(2 428)	-	(2 428)
Hedge accounting - cash flow hedges	-	-	(29 179)	-	-	-	(29 179)
Share premium	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	13 967	13 967
Change in shareholders structure	-	-	-	-	-	2 232 222	2 232 222
Other	-	-	-	-	-	-	-
30 June 2005 (unaudited)	1 057 635	1 227 253	30 016	(43 532)	12 681 600	2 630 202	17 583 174

	Share capital	Share premium	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2004 (unaudited)	1 057 635	1 227 253	-	62 366	8 148 515	433 859	10 929 628
Foreign exchange differences on consolidation	-	-	-	(71 810)	-	-	(71 810)
Dividend	-	-	-	-	(278 011)	-	(278 011)
Net profit	-	-	-	-	2 384 983	-	2 384 983
Impairment of non-current assets	-	-	-	-	3 463	-	3 463
Hedge accounting - cash flow hedges	-	-	59 195	-	-	-	59 195
Share premium	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	-	-
Change in shareholders structure	-	-	-	-	-	53 950	53 950
Change in the share structure	-	-	-	-	-	(103 796)	(103 796)
31 December 2004 (unaudited)	1 057 635	1 227 253	59 195	(9 444)	10 258 950	384 013	12 977 602

(all amounts in PLN thousand)

1. Principal activities of the Group

The Parent Company of the Polski Koncern Naftowy ORLEN Group ("Group") is Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company", "Parent"), seated in Płock, Poland, 7 Chemikow Street.
The Company was established under the notarial deed of 29 June 1993 as a result of the transformation of a state owned enterprise into a joint-stock company registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court of Płock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.
On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated and thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

The Group's operations comprise of refining of petroleum and manufacture of a wide range of petroleum products, chemical and petrochemical products, delivery as well as wholesale and retail sale of those products.

Before the date of the second public offering completed in July 2000, the Group had been directly and indirectly owned by the Polish State Treasury, the minority shares being held by employees and other parties. The State Treasury supervised the Group by executing control over the ultimate Parent Company, Nafta Polska S.A. As at 16 September 2005, Nafta Polska S.A. held directly or indirectly 17.32% shares in PKN ORLEN SA, the Polish State Treasury 10.2%, Bank of New York (as a depositor) 12.29%, and other shareholders 60.19% of the Company's shares.
On 4 July 2003, the Company announced that Commercial Union OFE BPH CU WBK held 21,533,539 of PKN ORLEN shares, which accounted for 5.035% of votes at the General Shareholders' Meeting. On 2 March 2005 the stake of PKN ORLEN's shares held by Commercial Union OFE BPH CU WBK decreased and amounted to 21,040,915 shares, which constituted 4.92 % of voting rights at the General Shareholders' Meeting.
FMR Corp. with its direct and indirect subsidiaries, seated in Boston and Fidelity International Limited with its direct and indirect subsidiaries, seated in Bermuda, held 21,436,944 PKN ORLEN shares as at 24 May 2005, which is 5.01% of the share capital and gives title to 21,436,944 votes at the General Shareholders' Meeting and 5.01% of the total votes at the General Meeting of PKN ORLEN.

2. Basis of presentation

Principles adopted for preparation of consolidated financial statements for the first half of 2005

As of 1 January 2005, the amended Polish Accounting Act imposed a requirement on the Group to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRSs") adopted by the European Union. The information disclosed in these consolidated financial statements is compliant with IAS 34 'Interim Financial Reporting'. As at the day of preparation of these consolidated financial statements the scope of standards adopted by the International Accounting Standards Board and the standards adopted by the European Union differ with respect to some issues of IAS 39 "Financial Instruments: Recognition and Measurement". The above differences do not concern these consolidated financial statements.
The International Accounting Standards Board issued International Financial Reporting Standard No. 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards" which is applicable for the preparation of financial statements for periods beginning on or after 1 January 2004. In addition to entities preparing their first financial statements in accordance with IFRSs, IFRS 1 is also applicable to entities such as the PKN ORLEN Group, which have already applied IFRSs yet their statements contained a comment on non-compliance with particular standards. In particular, IFRS 1 requires that an entity would disclose in its IFRS financial statements all assets and liabilities which are to be recognized under IFRSs. In accordance with IFRS 1, an entity may state its tangible fixed assets at fair value as of IFRSs adoption date and recognize the fair value as the cost of the fixed assets as at that date.
From 1 January 2005 the Group has prepared its consolidated financial statements first time in compliance with IFRS 1 as it complies with conditions defined in that standard.
From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 1c of the Accounting Act, wording effective from 1 January 2005), has prepared its statutory stand-alone financial statements in accordance with IFRSs approved by the European Commission for 2005.

The consolidated financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value, which change is recognised in the profit and loss, financial assets available for sale, and investments property stated at fair value.

(all amounts in PLN thousand)

(a) Statement of compliance

Under the Council of Ministers' Decree of 21 March 2005 on current and periodical information provided by issuers of securities, § 100 section 1 para. 4, PKN ORLEN Management Board hereby honestly and sincerely declares that the half-year financial statements and comparative data have been prepared in accordance with the Group accounting principles in force (excluding exceptions discussed below) and that they reflect the true and fair view of PKN ORLEN's financial status and its financial result, and that the half-year report of the Board provides the true overview of PKN ORLEN's development, achievements, and its business situation, including basic risks and exposures.

The consolidated half-year financial statements presented in this consolidated half-year report and condensed standalone half-year financial statements attached to the report were prepared in accordance with the International Financial Reporting Standards and in the scope required under the Council of Ministers' Decree of 21 March 2005 on current and periodical information provided by issuers of securities (Journal of Laws No. 49, item 463) and they embrace the period from 1 January to 30 June 2005 and the comparative period of from 1 January to 30 June 2004.

When preparing these consolidated financial statements the Group applied International Financial Reporting Standards effective as of 30 June 2005. In accordance with IFRS 3, these consolidated financial statements include an initial impact of acquisition of UNIPETROL financial assets, due to the conducted valuation process of the acquired assets (the discussed transaction was recognised based on initial impact of valuation of the net acquired assets except for the assets of Česka Rafinerska) and the ongoing process of determining the final acquisition cost.
The carrying value of property, plant and equipment was remeasured as of 1 January 2004 by an independent expert. The Group recognised the effect of the measurement. 90% of net property, plant and equipment assigned to valuation was measured in accordance with the principles discussed under section A, Accounting Principles "Property, plant and equipment" due to the ongoing process aiming at full compliance with the International Accounting Standard 29 'Financial Reporting in Hyperinflationary Economies' (IAS 29) and the International Accounting Standard 16 'Property, Plant and Equipment' (IAS 16). The Group recognized the revalued amount as the deemed cost as at the date of measurement.
The Management Board of the Company expects to complete the process yet in 2005, which will ensure application of all IFRSs required for 2005 statutory reporting before the year end. According to the Board, the projected effect of potential adjustments related to compliance with the above requirements will not impact significantly the assets, equity or the Group results for the first half of 2005.
In accordance with IAS 16, the Group has commenced a process aiming to ensure that all significant items of plant, property and equipment with different economic useful lives or depreciation methods, be identified in order to calculate relevant depreciation rates. The Group plans to conclude the process before the end of 2005.

As at the date of preparation of consolidated financial statements, the Group applied transitional provisions of IFRS 3 'Business Combinations' for conversion of comparative data as at 1 January 2004 (required by IFRS 1), as discussed below. The Group applied also an exemption contained in IFRS 1 for business combinations despite the fact that it did not fully comply with IFRS 1 requirements as at the date of preparation of these financial statements. In accordance with IFRS 3, if IFRS 1 requirements are not complied with in 2005, the Group should apply transitional provisions of IFRS 3 from 1 January 2005. Consequently, if IFRS 1 requirements are not met before the end of 2005, the Group will make relevant adjustments to its opening balance sheet of 1 January 2005.
Goodwill resulting from business combinations which were conducted before 1 January 2004 is stated at the amount defined under the previous generally accepted accounting principles effective as at the IFRSs adoption date, i.e. on 1 January 2004.

These consolidated financial statements are compliant with all IFRS requirements adopted by the EU and present a true and fair view of the Group's financial position as at 30 June 2005, 31 December 2004 and 30 June 2004, results of its operations and cash flows for the periods of 6 months ended 30 June 2005 and 30 June 2004.

The consolidated financial statements were prepared assuming that the Group will continue to operate as going concerns in the foreseeable future. As at the approval date of these financial statements there is no evidence indicating that the Group will not be able to continue its operations as going concerns.

(b) Appointment of an independent auditor

PKN ORLEN SA Board hereby announces that an entity authorised to audit financial statements, conducting a review of the half-year consolidated financial statements and the half-year condensed financial statements was appointed in compliance with legal requirements and that the entity and the chartered accountants conducting the review comply

(all amounts in PLN thousand)

with the conditions for issuing an independent and impartial review report, as provided for in the respective local regulations.

In accordance with corporate governance adopted by PKN ORLEN S.A. Management Board, an independent auditor was appointed by the Supervisory Board under Resolution No. 485/2005 of 21 January 2005 to appoint the independent auditor. The Supervisory Board made the above decision ensuring full independence and impartiality of the appointment and work to be performed by the independent auditor.

(c) Restructuring of the Group

As a result of the Polish Government's Restructuring and Privatization Programme for the oil sector, the State Treasury, by its holding in Nafta Polska S.A., restructured the Polish oil sector in the years 1997 – 1999. The existing Group is a result of that restructuring of several significant companies which operated under a joint control of Nafta Polska S.A. and the State Treasury. In particular the restructuring of the Polish oil sector comprised the following transactions:

- before the merger of Centrala Produktów Naftowych "CPN" S.A. ("CPN") and Petrochemia Płock:

- separation of Dyrekcja Eksploatacji Cystern Sp. z o.o. from CPN – an entity dealing with exploitation of railway tanks used for transportation of crude oil products,
- CPN's sale of shares in Naftobazy Sp. z o.o. – an operator of large warehouse facilities used for storage of crude oil products.

- acquisition of rafineries: Rafineria Trzebinia S.A. and Rafineria Nafty Jedlicze S.A.,

- merger of Petrochemia Płock S.A. and Centrala Produktów Naftowych "CPN" S.A. – the main retailer of fuels in Poland.

To the extent reflecting the Polish State Treasury's interest in the restructured companies of the oil sector, the transactions were recognised as transactions under joint control using the united interest method of accounting by analogy to International Accounting Standard 22 "Business Combinations" (IAS 22).

(d) Entities included in consolidated financial statements

These consolidated financial statements for the periods ended 30 June 2005 and 31 December 2004 include the following Group entities located in Poland, Germany and the Czech Republic:

	Share in total voting rights[1)]	
	30 June 2005	31 December 2004
	(full %)	
PKN ORLEN	Parent company	
ORLEN Deutschland AG	100%	100%
ORLEN Gaz Sp. z o.o.	100%	100%
ORLEN PetroCentrum Sp. z o.o.	100%	100%
ORLEN Medica Sp. z o.o.	100%	100%
ORLEN Budonaft Sp. z o.o.	100%	100%
ORLEN Powiernik Sp. z o.o.	100%	100%
ORLEN KolTrans Sp. z o.o.	100%	100%
ORLEN Transport Szczecin Sp. z o.o.	100%	100%
ORLEN ASFALT Sp. z o.o. (former Bitrex Sp. z o.o.)	100%	100%
ORLEN Petroprofit Sp. z o.o. Group	100%	100%
including:		
Petro-oil LCS Sp. z o.o.	100%	100%
Petrooktan Sp z o.o.	51%	51%
ORLEN Morena Sp. z o.o.	100%	100%
Raf Trans Sp. z o.o.	99%	99%
ORLEN Transport Kraków Sp. z o.o.	98%	98%
ORLEN Transport Płock Sp. z o.o.	98%	98%
ORLEN Transport Nowa Sól Sp. z o.o.	97%	97%
Zakład Budowy Aparatury S.A.	97%	97%
ORLEN Transport Słupsk Sp. z o.o.	97%	97%

(all amounts in PLN thousand)

ORLEN Transport Poznań Sp. z o.o. [2]	-	96%
ORLEN Laboratorium Sp. z o.o.	95%	95%
ORLEN Transport Olsztyn Sp. z o.o.	95%	95%
ORLEN Transport Warszawa Sp. z o.o. [2]	-	94%
ORLEN– Oil Sp. z o.o. Group	92%	92%
ORLEN Petro – Tank Sp. z o.o.	90%	90%
ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.	94%	94%
Petrotel Sp. z o.o.	81%	89%
Anwil S.A. Group	84%	76%
Including:		
Przedsiębiorstwo Inwestycyjno – Remontowe Remwil Sp. z o.o.	100%	100%
Przedsiębiorstwo Produkcyjno – Handlowo – Usługowe Pro – Lab Sp. z o.o.	99%	99%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%	56%
Rafineria Trzebinia S.A. Group	77%	77%
including:		
Energomedia Sp. z o.o.	100%	100%
Euronaft Sp. z o.o.	100%	100%
Nafto Wax Sp. z o.o.	100%	100%
Ekonaft Sp. z o.o.	99%	99%
Rafineria Nafty Jedlicze S.A. Group	75%	75%
including:		
RAF – LAB Sp. z o.o.	100%	100%
RAF – ENERGIA Sp. z o.o.	100%	100%
RAF – KOLTRANS Sp. z o.o.	100%	100%
RAF – REMAT Sp. z o.o.	96%	96%
RAF – EKOLOGIA Sp. z o.o.	93%	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%	81%
Inowrocławskie Kopalnie Soli "Solino" S.A.	71%	71%
Unipetrol a.s. Group [3]	63%	-
including:		
CHEMOPETROL a.s.	100%	-
KAUČUK a.s.	100%	-
BENZINA a.s.	100%	-
UNIPETROL TRADE a.s.	100%	-
UNIPETROL RAFINERIE a.s.	100%	-
UNIPETROL - DOBRAVA a.s.	100%	-
B.U.T. s.r.o.	100%	-
CHEMOPETROL BM a.s.	100%	-
POLYMER INSTITUT BRNO spol. s.r.o.	100%	-
UNIPETROL CHEMICALS IBERICA S.A.	100%	-
CHEMAPOL (SCHWEIZ) AG	100%	-
UNIPETROL AUSTRIA HmbH	100%	-
ALIACHEM VERWALTUNGS GmbH	100%	-
UNIPETROL DEUTSCHLAND GmbH	100%	
ALIAPHARM GmbH	100%	-
BENZINA Trade a.s.	100%	-
PETROTRANS a.s.	100%	-
Paramo Trysk a.s.	100%	-
SPOLANA a.s.	92%	-
PARAMO a.s.	74%	-
HC CHEMOPETROL a.s.	71%	-
Česka Rafinerska [4]	51%	-

(all amounts in PLN thousand)

Ship-Service S.A. Group	56%	56%
including:		
Bor – Farm Sp. z o.o.	100%	100%
ORLEN Automatyka Sp. z o.o.	52%	52%
ORLEN PetroZachód Sp. z o.o.	52%	52%
Petrogaz Wrocław Sp. z o.o.	52%	52%
Petrolot Sp. z o.o.	51%	51%
ORLEN Projekt Sp. z o.o.	51%	51%
ORLEN Wir Sp. z o.o.	51%	51%
Basell Orlen Polyolefins Sp z o. o. [4)]	50%	50%

[1)] Share in the total voting rights equals the participation in the share capital, except for the Ship Service S.A. Group, where the share amounts to 61%;
[2)] Entities taken over by ORLEN Transport Płock Sp. z o.o. in the 2nd quarter 2005;
[3)] The Group acquired in 2nd quarter 2005;
[4)] Entities consolidated using the proportionate method.

3. Measurement and reporting currency

The measurement currency of the Parent Company and the reporting currency of these consolidated financial statements is Polish New Zloty. For assets and liabilities expressed in foreign currencies as at the balance sheet date, the same average National Bank of Poland exchange rate is applied as announced on the balance sheet date.
The financial statements of foreign entities are translated into the Polish currency in the following way:

- balance sheet items at the average National Bank of Poland rate announced on the balance sheet date;
- profit and loss items at the arithmetic average of average rates announced by the National Bank of Poland for each day ending a reporting month.

Exchange rate gains/losses resulting from such calculations are presented directly in equity as a separate item.

4. Accounting principles and policy

The consolidated financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value through profit and loss, financial assets available for sale, and investment properties stated at fair value.

(a) Principles of consolidation

- Subsidiaries

The Group consolidated financial statements include Polski Koncern Naftowy ORLEN S.A. and entities under its control. The control is normally evidenced when the Group holds directly or indirectly more than 50% of the voting rights in a company or is able to govern the financial and operating policies of a company so as to benefit from the results of its activity. The minority shareholders' interest is recognised in equity. Net profit attributable to minority shareholders is shown in the profit and loss.
The purchase method is applied at acquisition of shares of business entities. Entities acquired or disposed of over the year are included in the consolidated financial statements from the acquisition date or to the disposal date, respectively.

- Investments in associates

Investments in associated companies (overall investments ranging from 20% to 50% in a company's equity) where the Group exercises significant financial and operating influence, yet does not have control over them, are accounted for by the equity method. Assessment of the recovering value of investments in associates is performed when there are indications that the asset has been impaired or the impairment losses recognised in prior years are no longer required.

- Investments in jointly controlled entities

Investments in jointly controlled entities where the Group exercises joint control are accounted for using the proportionate method whereby a proportional share in a jointly controlled entity's assets, liabilities, revenues and expenses, having deducted an impact of mutual transactions and settlements, is presented position by position with similar items in the consolidated financial statements.

(all amounts in PLN thousand)

(b) Property, plant and equipment

Property, plant and equipment, excluding investment property, are stated at cost which consists of the acquisition cost and direct costs related to bringing the fixed asset into use as well as estimated costs of dismantling and removal of the asset and the cost of restoration of the site/land to the initial state regardless of whether the obligation exists at acceptance of the asset for use or arises during its use.

After initial recognition, fixed assets are depreciated and subject to impairment write-offs.

Tangible fixed asset items acquired after 31 December 1996 are stated at acquisition cost less accumulated depreciation and impairment write-offs.

Fixed assets acquired before 1 January 1997 are stated at fair value determined as at 1 January 2004 in accordance with deemed cost less accumulated depreciation and impairment losses. In order to comply with the above requirements, in accordance with IFRS 1, the Group commissioned an independent expert to perform a preliminary revaluation of fixed assets to fair value as at the date of application of IFRS 1 and recognized the value as deemed cost as at that date. The Parent Company's Management Board expects that the revaluation process will be concluded in 2005, which will ensure application of all IFRS principles required in 2005 for statutory reporting by the end of that year. According to the Board, the estimated result of recognition of potential adjustments resulting from the above requirements will not impact significantly the Group assets, equity or financial results for the first half of 2005.

The cost of significant repairs and regular maintenance programmes are regarded as tangible fixed assets and depreciated in accordance with their economic useful life.

The cost of significant repairs and regular maintenance programmes is recognised as tangible fixed assets and depreciated in accordance with their economic useful lives.

Fixed assets are depreciated on a straight line basis over the period reflecting their estimated economic useful life, considering the residual value. Appropriateness of the applied periods and depreciation rates is verified once a year, and respective adjustments are made to the subsequent periods of depreciation. Components of fixed assets which are material for the whole fixed asset are depreciated separately in accordance with their economic useful life.

In the first half of 2005, the Company has not implemented the component accounting. The Company commenced the process to ensure that all material components of tangible fixed assets with different useful lives or depreciation methods would be identified in order to calculate relevant depreciation. The Company expects that this process will be concluded by the end of 2005.

The Group estimates the residual value of fixed assets. The residual value is the net amount which the Group would currently obtain from the disposal of the assets, having deducted the estimated cost of disposal, if the assets were already of the age and in the condition expected at the end of their useful life.
The residual value is not subject to depreciation and is reviewed once a year.

The following useful lives are used for property, plant and equipment:

Buildings and constructions	10-70 years
Machines and equipment	3-25 years
Vehicles and other	4-17 years

Assets with an estimated useful life not exceeding one year and with an initial cost not exceeding PLN 3.5 thousand are expensed when accepted for use.

If there have been events or changes which indicate that the carrying amount of property, plant and equipment may not be recoverable, the assets are analysed for potential impairment. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or cash-generating units is decreased to the recoverable amount. The recoverable amount of fixed assets reflects the higher of net selling cost and value in use. Impairment write-offs are recognised as operating costs in the profit and loss.

(c) Finance lease

A lease contract, under IAS 17, is regarded as a finance lease if it transfers substantially all risks and rewards incidental to ownership of the leased asset.
Assets used under lease, tenancy, rental or similar contracts which meet the above defined criteria are regarded as fixed assets and recognised at the lower of fair value of the leased asset at the commencement of the lease term and the present value of the minimum lease payments.

Depreciation methods for leased assets being depreciated are consistent with normal depreciation policies applied for similar owned assets and depreciation is calculated in accordance with IAS 16 and IAS 38. If it is not certain that the lessee will obtain title to the asset before the end of the lease term, the asset is depreciated over the shorter of the lease term and the asset's economic useful life.

Assets leased out based on lease, tenancy, rental or similar contracts meeting the above finance lease criteria are treated as long-term receivables and stated at the net lease investment value.

(d) Goodwill

Goodwill resulting from a business combination is stated at the acquisition date at the excess of the cost of the business combination over the acquirer's share in the fair value of the net identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is decreased by impairment losses.

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that it might be impaired. Goodwill is not amortised.

(e) Excess of net fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

If the acquirer's share resulting from a business combination in the net fair value of identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination the acquirer:

- reassesses the identification and measurement of the identifiable assets, liabilities and contingent liabilities and the cost of the business combination;
- recognises immediately in the profit and loss any excess remaining after the reassessment in the period in which the business combination was carried out.

(f) Intangible assets

Intangible assets are recognised if it is probable that expected future economic benefits that are directly attributable to the assets will flow to the entity. Initially intangible assets are stated at acquisition or construction cost. The intangible assets acquired in a business combination are initially recognised at fair value as defined at the business combination date.

After initial recognition, intangible assets are measured at acquisition or construction cost less amortisation and impairment losses. Intangible assets are amortised using the straight line method over their estimated economic useful life. Appropriateness of the applied amortisation periods and rates is regularly reviewed, at least at the end of the reporting year, and potential adjustments to amortisation rates are made in the subsequent periods.

Intangible assets with an indefinite useful life are not amortised. Their value is decreased by impairment losses.

The residual value of intangible assets is usually assumed to be zero, unless:

- there is a commitment by a third party to purchase the asset at the end of its useful life – the residual value is then defined by the contract for disposal of the title to the asset; or
- there is an active market for the asset, its value may be reliably estimated and it is highly probable that such a market will exist at the end of the asset's useful life.

The adopted economic standard useful lives for amortisation of intangible assets are:

Acquired licenses, patents, and similar intangible assets	2-15 years
Acquired computer software	2-10 years

Except for development costs, all intangible assets generated by the Group are not recognised as assets and are recorded in the profit and loss for the period when the related cost has been incurred.

Intangible assets with indefinite useful lives and intangible assets which are not yet in use are tested for impairment once a year.

Other intangible assets are tested for impairment only if there are indications that their carrying amount may not be recoverable. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or the related cash-generating units is decreased to the recoverable amount. The recoverable amount of those assets is the higher of the assets' net selling price and their value in use.

(g) Investment property

Investment property is initially recognised at acquisition cost including transaction costs. After initial recognition investment property is presented at fair value. Gains and losses resulting from changes in fair value of investment property are presented in the profit and loss in the period when incurred.

Investment property is derecognised when the property is permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gains or losses arising from derecognition of the investment property are recognised in the profit and loss in the period of derecognition.

(h) Inventories

Inventories are measured at the lower of cost and net realisable value, considering any inventory allowances. The net realisable value is the selling price estimated in the ordinary course of business activity less the estimated costs of completion and the estimated selling costs.

Cost is determined based on the weighted average costs formula. For finished goods, costs comprise of related fixed and variable indirect costs for ordinary production levels, excluding cost of external financing.

(i) Receivables

Trade receivables are recognised when they arise at the present value of the expected proceeds and are stated in subsequent periods at amortised cost using the effective interest method less allowances for doubtful receivables.
Bad debts are stated in the profit and loss when it is determined that they are not collectable.

(j) Cash and cash equivalents

Cash comprises cash on hand and in a bank account. Cash equivalents are short-term highly liquid investments (of initial maturity up to three months), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.
The cash flows balance of cash and cash equivalents consists of the above defined monetary assets and their equivalents less bank overdrafts, if they form an integral part of an entity's cash management.

(k) Revenue from sale

Revenue from sales is recognised when it is probable that the economic benefits associated with the sale transaction will flow to the Group and the amount of revenue can be measured reliably. The revenue from the sale of finished goods and merchandise is recognised after deducting value added tax (VAT), excise tax (finished goods), fuel charges (finished goods) and discounts.

Revenue from the sale of goods and merchandise is recognised when the goods are issued and related risks and rewards have been transferred. Revenue from settlement of cash flow hedge instruments adjust the sales revenue.

The revenue is measured at the fair value of the received or due payment.

(l) Revenue from dividends

Dividends are recognised when the shareholder's right to receive payment is established.

(m) Equity

Equity is stated in the accounting books by type, in accordance with legal regulations and the Company's Articles of Association.
The share capital is stated at nominal value in accordance with the Company's Articles of Association and the entry in the Commercial Register, except for shares issued before 1996. Those shares were adjusted using a general price index in line with IAS 29.

The stated outstanding share capital contributions are recognised as outstanding share capital contributions. Own shares and outstanding contributions to the share capital decrease the Company's equity.
Share premium is created by the surplus of the issuance value in excess of the nominal value decreased by issuance costs.
Issuance costs incurred by setting up a joint stock company or increasing the share capital decrease the share premium to the amount of the surplus of the issuance value in excess of the nominal value, and the remaining portion is presented in other capital reserves.

Changes in the fair value of cash flows hedges related to the portion regarded as an effective hedge are included in equity as hedge accounting reserve.

Equity resulting from the conversion of convertible bonds, liabilities and loans into shares is stated at the nominal value of those financial instruments, liabilities and loans, considering non-amortised discounts or premiums, interest accrued and unsettled before the conversion date, which will not be paid out, unrealized foreign exchange differences and capitalized cost of issue.

The amounts arising at profit distribution, transfer from revaluation reserve capital, the undistributed income from prior periods and the current period net income are presented in the financial statements as retained earnings.

(n) Loans and borrowings

Loans are initially stated at the fair value of proceeds received, net of transaction costs. They are subsequently recognised at amortised cost in line with the effective interest rate method. The difference between the net proceeds and the buyout amount is recognised as financial revenue or cost over the term of the loan or borrowing.

(o) External financing costs

Cost of loans and borrowings, including foreign exchange differences related to loans and borrowings drawn in foreign currencies, are expensed in accordance with the benchmark treatment of IAS 23 in the profit and loss in the period to which they refer.

(p) Retirement benefits and jubilee bonuses

Under the Group companies' remuneration plans, their employees are entitled to jubilee bonuses and retirement benefits. The jubilee bonuses are paid to employees after elapse of a defined number of years in service. The retirement benefits are paid once at retirement. The amount of retirement benefits and jubilee bonuses depends on the number of years of service and an employee's average remuneration. The Group does not assign assets which would be used for future retirement or jubilee liabilities. The Group makes a provision for future retirement benefits and jubilee bonuses in order to allocate costs to relevant periods. In accordance with IAS 19, jubilee bonuses are long-term employee benefits and retirement benefits are classified as post-employment benefit plans. The present amount of those liabilities at each balance sheet date is estimated by an independent actuary. The accumulated liabilities equal discounted future payments, considering employee rotation, and relate to the period before the balance sheet date. Demographic data and information on employee rotation are based on historical records. Actuarial gains and losses are recognised in the profit and loss.

(q) Foreign currency transactions

Transactions denominated in foreign currencies are recognised after their translation to the functional currency, i.e. Polish New Zloty, at the exchange rate effective on the transaction date. Monetary assets and liabilities expressed in foreign currencies are stated at the National Bank of Poland average foreign exchange rates announced at the balance sheet date. Any gains or losses resulting from changes in foreign exchange rates after the transaction date are recognised as financial income or cost in the profit and loss statement. The exchange differences are stated in the profit and loss at their net amount.

(r) Financial instruments

Financial assets are classified in the following categories: financial assets held to maturity, financial assets at fair value through profit and loss, loans and receivables and financial assets classified as available for sale. Financial assets held to maturity are investments with determined or determinable payments and a fixed maturity date, which the Company intends and has the ability to hold to the maturity date. Financial assets acquired in order to generate profits on short-term price fluctuations are classified as financial assets at fair value through profit and loss.

All other financial assets, which are not borrowings or receivables of the Company, are classified as financial assets available for sale.

Financial investments held to maturity are part of long-term assets if their maturity dates exceed twelve months from the balance sheet date. Financial assets at fair value, the change in which is recognised in the profit and loss, are classified as current assets if the Management Board intends to realize them within twelve months from the balance sheet date.

Purchases and sales of financial assets are recognised at the transaction date. At the moment of the original recognition those assets are measured at acquisition cost, i.e. at fair value, including transaction costs.

Financial assets at fair value through profit and loss, are measured at fair value without deduction of the transaction costs and considering their market price as at the balance sheet date. The change in fair value of those financial assets is recognised as financial income or costs.
Financial assets held to maturity are measured at the amortised cost using the effective interest rate.

Financial assets available for sale are recognised at fair value, without deduction of the transaction costs, and considering their market price at the balance sheet date. If the financial instruments are not traded on an active market and it is impossible to estimate reliably their fair value by alternative methods, financial assets available for sale are measured at acquisition cost adjusted by impairment losses.

Positive and negative differences between fair value and acquisition cost, net of deferred tax, of financial assets available for sale are reflected in the revaluation reserve if their market price is determinable on a regulated active market or fair value may be estimated by some other reliable method. Decreases in the value of financial assets available for sale due to impairment losses is charged to financial costs in the profit and loss.

Granted loans are presented at amortised cost.

Derivatives which are not designated as hedging instruments and are classified as financial assets or liabilities at fair value are stated at fair value through profit and loss.

Derivatives treated as cash flow hedge instruments are carried at fair value with changes in value accounted for in the following way:
- the portion determined to be an effective hedge is recognised directly in equity through the statement of changes in equity;
- the portion determined to be an ineffective hedge is recognised in the profit and loss;
- revenues or expenses on settlement of cash flow hedging instruments adjust sales revenues when recognised in the profit and loss.

Embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative;
- is not the hybrid (combined) instrument

The hybrid (combined) instrument is not measured at fair value with changes in fair value recognised in the net profit and loss.

Embedded derivatives are accounted for in a similar way as other derivatives which are not designated as hedging instruments.

Financial instruments are not presented in the financial statements if the title and control resulting from the underlying contract is lost which usually takes place on disposal of the financial instrument or when all related cash flows are transferred to a third party.

Derivatives used by the Company in order to hedge against foreign exchange risks comprise mainly of currency forwards. Such instruments are measured at fair value.
The fair value of currency forwards is estimated with reference to current futures rates for contracts of similar maturity.

When applying hedge accounting, hedges are classified as cash flow hedges against cash flow changes attributable to a particular type of risk related to a recognised asset, liability, or a forecast transaction. They may also be regarded as fair value hedges which are attributable to a particular type of risk related to a recognised asset or liability.
If the specific criteria for hedge accounting are met, a portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion of the gain or loss is recognised in the profit and loss.
The gain or loss from the re-measurement of the derivative hedging instruments at fair value that do not comply with the hedge accounting criteria are recognised directly in the profit and loss.

The Company discontinues hedge accounting when the underlying instrument expires or is sold, terminated or realized, or when the hedge no longer meets the criteria for hedge accounting. In such case, total gain or loss on the hedging instrument, previously recognised in equity, is recognised in equity until the forecast transaction takes place. If the Company no longer expects the forecast transaction to take place, the total net gain or loss recognised in equity is presented in the financial result of the current period.

(s) Corporate income tax

Income tax is measured on gross profit considering deferred tax. The deferred tax is measured using the balance sheet liability method. The deferred tax reflects the net tax effect of temporary differences between the carrying amount of a given asset or liability and its tax base. The deferred tax assets and liabilities are measured at the effective tax rates enacted for subsequent years when the temporary differences are expected to be realized at tax rates enacted or substantially enacted as at the balance sheet date.

Deferred tax assets are recognised for negative temporary differences and unrealized tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be realized.

Deferred tax liabilities are recognised for all temporary tax differences.

Deferred tax assets and liabilities are recognised regardless of when the timing difference is likely to be realised.
Deferred tax assets and liabilities are not discounted and they are accounted for as non-current assets or long-term liabilities in the balance sheet.

(t) Non-current assets classified for disposal/sale

Non-current assets classified for sale are those which comply with the following criteria:

- a decision was made by the Company's Management Board for the disposal;
- the assets are available for an immediate sale in their present condition;
- an active search for a potential buyer has been initiated;
- the sale transaction is highly probable and could be settled within 12 months following the sale decision;
- the selling price is reasonable in relation to its current fair value;
- it is unlikely that significant changes to the sales plan of these assets will be introduced.

If the criteria are met after the balance sheet date, the asset is not reclassified at the end of the reporting year prior to the designation for sale. The reclassification is reflected in the reporting period when the criteria are met. Depreciation is discontinued for the asset when it is designated for sale.

Assets designated for sale are measured at the lower of the net carrying amount and the fair value less selling costs.

(u) Earnings per share

Basic earnings per share for each period are calculated by dividing the net profit for a given period by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period is calculated by dividing the net profit for a given period adjusted by changes of the net profit resulting from conversion of the dilutive potential ordinary shares by the weighted average number of shares.

(v) Provisions and liabilities

The Group makes provisions if it has such a legal or constructive obligation as a result of past events and if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and if a

reliable estimate may be made of the amount of the obligation. The provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

When the effect of the time value of money is material, the amount of the provision and liability is the present value of the expenditure expected to be required to settle the obligation. If the discounting method is applied, the increase of provisions with time is recognised as financing costs.

(w) Environmental provisions

The Group makes provisions for future liabilities for reclamation of contaminated land or elimination of harmful substances if there is such a legal or constructive obligation. Environmental provisions for reclamation are periodically reviewed based on reports prepared by independent experts. The Group conducts regular reclamation of contaminated land that decreases the provision by its utilization.

The created provision reflects potential future expenses predicted to be incurred, estimated and verified periodically according to current prices.

(x) Government grants and assistance

The government grants are recognised at fair value if there is reasonable assurance that the grant will be obtained and the entity will comply with the conditions attached to it. If the grant relates to an expenditure, it is recognised as income over the period necessary to match it with the related costs which the grant is intended to compensate. If the grant concerns assets, its fair value is recognised as deferred income and on a systematic basis recorded in the profit and loss over the estimated useful life of the underlying asset.

(y) Contingent liabilities and receivables

Contingent liabilities are defined as obligations that arise from past events and which are dependent on occurrence or non-occurrence of some uncertain future events. Contingent liabilities are not recognised in the balance sheet however the information on contingent liabilities is disclosed unless the probability of outflow of resources relating to economic benefits is remote.

Contingent liabilities acquired as the result of a business combination are recognised as provisions in the balance sheet .

Contingent receivables are not recognised in the balance sheet, however the respective information on the contingent receivable is disclosed if the inflow of assets relating to economic benefits is probable.

(z) Company's Board estimates

The preparation of financial statements in accordance with IFRSs requires that the Company's Board makes relevant estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Actual results may differ from those estimations.

In the matters of considerable weight, the Company's Board bases its estimates on opinions of independent experts.

(ż) Business segments

The Group's activities are divided into two major operating divisions: Refining Segment and Chemical Segment.

- The Refining Segment includes processing of crude oil, wholesale and retail trading in refinery products.

- The Chemical Segment includes production and sale of petrochemical products by PKN ORLEN and fertilizers and PCW by Anwil S.A.

Other operations embrace among others support activities in PKN ORLEN, transportation, repair and maintenance and construction activities performed by other PKN ORLEN's subsidiaries.

Segment profit and assets have been determined before making intersegment adjustments as appropriate. Selling prices between business segments are similar to market values. Segment operating costs have been allocated as appropriate.

Other costs which cannot be reliably determined have been included as unallocated Group expenses, reconciling total segment results to profit from operations.

Adjustments from consolidation

Internal balances between the Group companies, transactions concluded within the Group and any related unrealized gains or losses as well as the Group income and expenses are eliminated at preparation of the consolidated financial statements. Unrealized gains resulting from transactions with associates and jointly controlled entities are excluded from the consolidated financial statements depending on the Group's share in those entities. Unrealized losses are excluded from the consolidated financial statements based on the same rationale as in case of unrealized gains, until there are indications of impairment.

Application of the accounting principles

The above principles are applicable for comparative data, except principles concerning treatment of assets designated for sale, which have been applied since 1 January 2005.

Composition of the Company's Management Board

As at 30 June 2005, the Company's Management Board consisted of:

Igor Chalupec – President of the Board, General Executive Officer
Wojciech Heydel – Vice-President of the Board, Retail and Commercial Sales
Jan Maciejewicz – Vice-President of the Board, Cost Management and Information Technology
Cezary Smorszczewski – Vice-President of the Board, Chief Investment Officer
Paweł Szymański – Member of the Board, Chief Finance Officer

Upon the motion of the Polish Minister of State Treasury, PKN ORLEN Supervisory Board at the sitting on 19 July 2005, appointed Dariusz Witkowski as PKN ORLEN Board Member responsible for Organisation, effective 1 August 2005.

(all amounts in PLN thousand)

5. Property, plant and equipment

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Land	789 050	349 077	355 212
Buildings and constructions	7 456 974	5 349 691	5 401 646
Machinery and equipment	7 231 931	3 015 940	3 205 991
Vehicles and other	581 888	401 282	395 997
Construction in progress	2 227 617	1 947 248	1 395 790
Total property, plant and equipment	**18 287 460**	**11 063 238**	**10 754 636**
incl. impairment allowances*	416 911	282 351	293 006

The movements by type in each year were as follows:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Cost						
1 January 2004	388 833	7 595 218	6 806 520	729 355	1 001 760	16 521 686
Increase	14 824	167 162	151 293	48 687	715 131	1 097 097
Reclassification	9	(331)	(17)	339	-	-
Decrease	(8 046)	(81 088)	(91 572)	(30 869)	(321 101)	(532 676)
30 June 2004	**395 620**	**7 680 961**	**6 866 224**	**747 512**	**1 395 790**	**17 086 107**
1 January 2005	390 412	7 792 557	6 906 196	575 645	1 947 248	17 612 058
Increase	22 307	269 132	325 658	276 079	748 211	1 641 387
Reclassification	-	3 522	(4 012)	490	-	-
Decrease	(2 131)	(38 649)	(37 341)	(35 368)	(623 998)	(737 487)
Increases related to acquisition of Unipetrol **	424 458	3 474 114	7 773 234	324 282	156 156	12 152 244
30 June 2005	**835 046**	**11 500 676**	**14 963 735**	**1 141 128**	**2 227 617**	**30 668 202**
Accumulated depreciation and impairment allowances						
1 January 2004	488	2 027 137	3 362 058	316 955	-	5 706 638
Depreciation	34	243 454	354 902	43 455	-	641 845
Other increases	-	894	115	3 442	-	4 451
Impairment allowances	39 904	53 357	5 753	1 058	-	100 072
Reclassification	9	(94)	(13)	98	-	-
Decrease	(27)	(45 433)	(62 582)	(13 493)	-	(121 535)
30 June 2004	**40 408**	**2 279 315**	**3 660 233**	**351 515**	**-**	**6 331 471**
1 January 2005	41 335	2 442 866	3 890 256	174 363	-	6 548 820
Depreciation	277	242 531	305 825	49 028	-	597 661
Other increases	-	16 934	19 915	176 182	-	213 031
Impairment allowances	4 389	98 621	32 128	(99)	-	135 039
Reclassification	-	2 096	(2 698)	602	-	-
Decrease	(5)	(33 994)	(32 166)	(24 262)	-	(90 427)
Increases related to acquisition of Unipetrol	-	1 274 648	3 518 544	183 426		4 976 618
30 June 2005	**45 996**	**4 043 702**	**7 731 804**	**559 240**	**-**	**12 380 742**
Net book value						
1 January 2004	**388 345**	**5 568 081**	**3 444 462**	**412 400**	**1 001 760**	**10 815 048**
30 June 2004	**355 212**	**5 401 646**	**3 205 991**	**395 997**	**1 395 790**	**10 754 636**
1 January 2005	**349 077**	**5 349 691**	**3 015 940**	**401 282**	**1 947 248**	**11 063 238**
30 June 2005	**789 050**	**7 456 974**	**7 231 931**	**581 888**	**2 227 617**	**18 287 460**

* including PLN 166,906 thousand of impairment allowances relating to Unipetrol as at acquisition date

** including increase of PLN 1,170,644 thousand relating to valuation as at aqcuisition date of Unipetrol, details see Note 35b

Transfers from construction in progress to other groups of Property, plant and equipment are presented in additions at cost.

The Group recognises perpetual usufruct of land granted by virtue of law at fair value which is the deemed cost at recognition less impairment losses. The revaluation process initiated at the Company enabled to determine a fair value of those rights, i.e. PLN 904,467 thousand. The Company recognises the above rights in the off-balance items.

(all amounts in PLN thousand)

The property, plant and equipment items of the carrying amount of PLN 100,048 thousand pledged the Group liabilities as at 30 June 2005, those of PLN 167,327 thousand as at 31 December 2004, and PLN 313,875 thousand as at 30 June 2004.

Impairment losses presented in the movements of property, plant and equipment are the amounts by which the net carrying amounts of the assets exceeded their estimated recoverable amounts. The impairment losses are charged to other operating expenses. Impairment losses recognised during 2004 result from the restructuring process of the Company (integration with former CPN units) and mainly relate to gasoline warehouses and retail outlets.

As at 30 June 2005 and 31 December 2004 construction in progress included:

	30 June 2005 (unaudited)	31 December 2004 (unaudited)
Revamping of Olefin II production unit	839,152	864,226
Installation of Polipropylen HD - HOSTALEN	262,246	235,000
Installation of Polipropylen III - Spheripol	242,522	205,403
Change in production technology of chlorine from diaphragme to membrane	108,477	27,638
Financial expenses in the intangible assets group and undividable expenses and preparatory work	72,750	67,785
Construction of Craking petrol desulphurization installation	59,179	15,834
Construction of installation for hydrofining of paraffins	48,821	24,413
Construction of Logistics Platform at BOP	46,829	42,944
Intensification of Aromatics Extraction Installation	41,941	45,597
New technology of sulphur reduction from fuels	39,722	-
Intensification of IFP, Pyrotol, Butadiene	35,273	79,797
Infrastructure of Olefin II	27,784	94,071
Construction of an underground crude oil and petrol storage	22,118	17,367
Installation of Polymeroasphalts	16,577	799
Construction of 41D and 43 A,B,C,D tanks	15,249	1,484
Construction of installation for production of biodiesel	14,138	8,431
Non-current assets from purchases	13,060	-
Infrastructure of PP III and PE III	8,957	40,984
Other construction in progress	312,821	175,476
Total	**2,227,617**	**1,947,248**

The Group companies record all maintenance and repairs costs as expenses when incurred.

6. Investment property

Investment property relates to a social and office building valued at PLN 17,653 thousand, totally designated for rental, which constitutes investment property as defined by IAS 40.

(all amounts in PLN thousand)

7. Goodwill

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Orlen PetroTank	11 298	11 298	11 298
ShipService	6 645	6 645	6 645
PetroProfit	1 175	1 175	1 175
Other	1 383	1 383	1 015
Total	**20 501**	**20 501**	**20 133**

Net changes in goodwill for the period of 6 months ended 30 June 2005, for the period of 12 months ended 31 December 2004 and for the period of 6 months ended 30 June 2004 were as follows:

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Goodwill, beginnig of period	20 501	20 856	20 856
Additions during the period	-	-	-
Disposals during the period	-	(355)	(723)
End of period	**20 501**	**20 501**	**20 133**

8. Intangible assets

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Acquired licenses, patents and similar intangible assets	519 836	274 855	53 698
Acquired computer software	30 608	14 603	15 344
Other*	216 980	54 973	284 914
Total intangible assets	**767 424**	**344 431**	**353 956**

* Including development costs, goodwill and other.

The movements in intangible assets in each period were as follows:

(all amounts in PLN thousand)

	Acquired computer software	Acquired licenses, patents and similar intangible assets	Other	Total
Cost				
1 January 2004	28 140	187 035	311 657	526 832
Increase	5 554	3 680	643	9 877
Decrease	(462)	(6)	(1 120)	(1 588)
30 June 2004	**33 232**	**190 709**	**311 180**	**535 121**
1 January 2005	34 940	440 991	76 930	552 861
Increase	1 928	14 320	10 649	26 897
Decrease	(1 442)	(608)	(2 066)	(4 116)
Increases related to acquisition of Unipetrol *	97 191	300 015	166 052	563 258
30 June 2005	**132 617**	**754 718**	**251 565**	**1 138 900**
1 January 2004	15 791	120 964	21 114	157 869
Depreciation	2 299	16 048	5 614	23 961
Other increases	3	-	-	3
Impairment allowances	-	5	-	5
Decrease	(205)	(6)	(462)	(673)
30 June 2004	**17 888**	**137 011**	**26 266**	**181 165**
1 January 2005	20 337	166 136	21 957	208 430
Depreciation	4 016	17 584	3 096	24 696
Other increases	70	315	4	389
Impairment allowances	(1)	(26)	(480)	(507)
Decrease	(421)	(570)	(86)	(1 077)
Increases related to acquisition of Unipetrol	78 008	51 443	10 094	139 545
30 June 2005	**102 009**	**234 882**	**34 585**	**371 476**
Net book value				
1 January 2004	**12 349**	**66 071**	**290 543**	**368 963**
30 June 2004	**15 344**	**53 698**	**284 914**	**353 956**
1 January 2005	**14 603**	**274 855**	**54 973**	**344 431**
30 June 2005	**30 608**	**519 836**	**216 980**	**767 424**

* including PLN 187,971 thousand increase relating to valuation at at the purchase date of Unipetrol

9. Financial assets

(a) significant shares in other entities

	30 June 2005	31 December 2004	30 June 2004	Group interest in equity as at 31 December 2004	Group voting rights	Principal activity
Polkomtel S.A.	436,495	436,495	436,495	19.61%	19.61%	GSM mobile operator
AWSA Holland II B.V.	61,400	61,400	61,400	9.22%	9.22%	Parent company of Autostrada Wielkopolska S.A.
Telewizja Familijna[1)]	26,004	26,004	26,004	11.96%	9.61%	Radio and television broadcasting activity
Other	145,576	29,201	20,130			
	----	----	----			
Total	669,475	553,100	544,029			

(all amounts in PLN thousand)

Impairment	(53,506)	(52,366)	(50,478)
Net value of significant shares in other entities	**615,969**	**500,734**	**493,551**

(b) loans granted

Other	8,917	10,830	21,490
Total	**8,917**	**10,830**	**21,490**

(b) financial assets held to maturity

Telewizja Familijna S.A. bonds[1)]	26,004	26,004	26,004
Impairment	(26,004)	(26,004)	(26,004)
Net value of financial assets held to maturity	-	-	-
Total net value of financial assets	**624,886**	**511,564**	**515,041**

[1)] On 8 April 2003 the bankruptcy of Telewizja Familijna S.A. was announced; carrying value of shares and bonds as at 30 June 2005 and 31 December 2004 is subject to impairment for the total amount of assets.

Investments available for sale are carried at purchase cost less impairment charges since they do not have quoted market prices on an active market and their fair value cannot be reliably measured by alternative methods.

Shares of Polkomtel S.A., a Polish GSM mobile operator, are presented at purchase cost of PLN 436,495 thousand (19.61% interest in the share capital) as at 30 June 2005. The Management Board of PKN ORLEN has requested relevant legal analyses in order to determine if, according to IAS 28 'Investments in Associates' and IAS 31 'Interests in Joint Ventures', Polkomtel may be recognised as a jointly controlled entity, consolidated by the proportionate method.
As at 30 June 2005, PKN ORLEN held 9.22% share in AW S.A. Holland II B.V. ("AWSA") share capital at the total purchase price of PLN 61,400 thousand. AWSA is the parent company of Autostrada Wielkopolska S.A., which

possesses a license to construct motorways in Poland. The Company has a put option for AWSA shares, exercisable on each demand of PKN ORLEN SA till 31 December 2006 and a call option valid till 7 January 2038 if Kulczyk Holding S.A. withdraws from the investment. The Company's Management believes that both options are fully exercisable. Additionally, PKN ORLEN S.A. provided Kulczyk Holding S.A. with a call option for AW S.A. Holland II B.V. shares realisable on each demand between 1 January 2005 and 31 December 2006.

Shares of AWSA have no active market and according to the Management Board their fair value cannot be reliably measured. Therefore, both the put option and the call option were not valuated. The shares were presented in the balance sheet at purchase price. The value of the option purchase was charged against the costs of the period in which the option was purchased.

(all amounts in PLN thousand)

10. Investments in associates

As at 30 June 2005, 31 December 2004 and 30 June 2004 the Group's investments accounted for under the equity method were as follows:

	Recorded value under equity method as at			Group interest in equity as at 30 June 2005	Principal activity
	30 June 2005	31 December 2004	30 June 2004		
Agrobohemie a.s.	257,268	-	-	50%	Wholesale
Allachem a.s.	242,113	-	-	38.90%	Production of chemicals
Naftoport Sp. z o.o.	-	52,017	48,795	48.71%	construction, operation and maintenance of loading stations for liquid fuel
Other	11,662	65,997	82,755		
Total	**511,043**	**118,014**	**131,550**		

11. Inventories

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Raw materials	3 019 008	1 594 284	1 696 613
Work in progress	563 927	322 764	350 819
Finished goods	1 694 950	1 103 408	1 030 644
Merchandise	354 878	204 434	240 151
Total inventory, net	**5 632 763**	**3 224 890**	**3 318 227**

The inventory allowances to net realisable value amounted to PLN 10,654 thousand in the period of 6 months ended 30 June 2005 and PLN 7,359 thousand in the period of 6 months ended 30 June 2004.

As at 30 June 2005, 31 December 2004 and 30 June 2004 the carrying amounts of inventories pledged the Group liabilities were PLN 32,225 thousand, PLN 14,380 thousand and PLN 54,185 thousand respectively.

Beginning from 2002, the level of mandatory reserves is created based on a schedule defined by the Decree of the Ministry of Economy of 14 June 2002 (Journal of Laws 84 item 756) so as to reach the level of 76 days of liquid fuel production or imports of the prior calendar year less exports of the entity as at the end of 2008 (moreover the Ministry respective for economy is responsible for setting economic fuel reserves: for liquid fuel in the quantity equal to 14 fuel consumption days in the current year). As at 30 June 2005, 31 December 2004 and 30 June 2004, the value of

mandatory inventory reserves in the Group amounted to PLN 1,687,074 thousand, PLN 1,304,472 thousand and PLN 1,256,708 thousand, respectively.

(all amounts in PLN thousand)

12. Trade and other receivables

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Trade receivables	3 966 350	2 155 698	2 226 413
Taxation, duty and social security receivables	307 336	226 064	179 844
Receivables from sale of property, plant and equipment	51 460	3 477	1 900
Prepayments for property, plant and equipment	32 923	27 915	140 074
Other receivables *	1 364 476	659 474	597 955
Total trade and other receivables, gross	5 722 545	3 072 628	3 146 186
Receivables allowances	(717 057)	(473 828)	(317 159)
Total trade and other receivables, net	**5 005 488**	**2 598 800**	**2 829 027**

* The increase in other receivables in the first half of 2005 relates to the purchase of the Unipetrol Group.

Total receivables include PLN 492,034 thousand in foreign currencies as at 30 June 2005, PLN 392,428 thousand as at 31 December 2004 and PLN 444,950 thousand as at 30 June 2004. Trade receivables relate primarily to the sales of finished goods and merchandise.
Concentration of credit risk related to trade receivables is limited due to the large number of customers comprising the Group's customer base belonging to different industries principally in Poland, Germany and the Czech Republic.
The normal repayment periods of receivables related to sales is 14 - 30 days.
Maximum credit risk amounts to PLN 3,896,883 thousand. The Management Board believes that the risk of doubtful receivables is reflected by the allowance set for doubtful accounts.
As at 30 June 2005, 31 December 2004 and 30 June 2004, the carrying amounts of PLN 161,266 thousand, PLN 167,541 thousand and PLN 194,074 thousand were assigned as security for the Group liabilities.

Provisions for receivables and changes therein for the years ended 30 June 2005, 31 December 2004 and 30 June 2004 were as follows:

Receivables allowances	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Beginning of period	473 828	317 058	317 058
Allowance made during the period	295 751	264 131	31 329
Allowance reversed during the period	(49 897)	(95 955)	(30 498)
Allowance used during the period	(2 625)	(11 406)	(730)
End of period	**717 057**	**473 828**	**317 159**

13. Short-term investments

Short-term investments as at 30 June 2005, 31 December 2004 and 30 June 2004 included treasury bonds, treasury bills and other short-term securities amounting to PLN 240,137 thousand, PLN 1,124,155 thousand and PLN 297,571 thousand, respectively, including:

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Available for sale	18 637	85 344	287 734
Held to maturity	218 189	1 038 273	9 215
Loans and receivables	3 311	538	622
Total	**240 137**	**1 124 155**	**297 571**

(all amounts in PLN thousand)

14. Short-term prepayments

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Subscriptions	17 179	15 493	16 430
Insurances	56 693	22 643	56 355
Other*	90 154	63 955	79 556
Total	**164 026**	**102 091**	**152 341**

*Other prepayments include contributions to the Company's Social Fund, tax on vehicles, road charges and other.

15. Cash and cash equivalents

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Cash on hand and in bank	907 374	676 738	807 948
Other cash	100 997	59 027	113 323
Other monetary assets	375 863	48	36
Total	**1 384 234**	**735 813**	**921 307**

Total cash denominated in foreign currencies amount to PLN 992,255 thousand as at 30 June 2005, PLN 482,142 thousand as at 31 December 2004 and PLN 651,398 thousand as at 30 June 2004.

Taking into account cooperation of the Group companies mainly with well-established Polish and international banks, the risk related to depositing cash and cash equivalents is considerably limited.

Beginning from 2001, the Group has concentrated cash and cash equivalents. As at 30 June 2005, the system embraces seventeen of the Group companies. Concentration of local currency cash in the cash pooling system takes place with cooperation with three banks, and concentration of foreign currency cash is performed by one bank. The operation of this system results in the Group's financial benefits.

In accordance with the Polish law, the Group companies registered in Poland manage the Company's Social Fund on behalf of their employees. The contributions paid to the Social Fund are deposited in separate bank accounts of the Group companies and cannot be used for operating activity. As at 30 June 2005, 31 December 2004, and 30 June 2004 cash relating to the Social Fund account amounted to PLN 20,025 thousand, PLN 28,979 thousand and PLN 35,105 thousand respectively. The receivables related to borrowings from the Social Fund drawn by employees as at 30 June 2005, 31 December 2004 and 30 June 2004 amounted to PLN 21,195 thousand, PLN 23,886 thousand and PLN 26,777 thousand respectively. Liabilities related to the Social Fund as at 30 June 2005, 31 December 2004 and 30 June 2004 amounted to PLN 47,464 thousand, PLN 35,245 thousand and PLN 45,195 thousand respectively and are included in deferred liabilities.

Apart from the above presented amounts related to the Social Fund, cash and cash equivalents for which availability is limited as at 30 June 2005, 31 December 2004 and 30 June 2004 amounted to PLN 89,442 thousand, PLN 247,263 thousand and PLN 85,241 thousand respectively.

16. Loans and borrowings

	Note	30 June 2005	31 December 2004	30 June 2004
		(unaudited)	(unaudited)	(unaudited)
Bank loans	(a)	4,283,637	2,300,971	2,529,479
Other loans and borrowings	(b)	18,802	24,164	30,212
Debenture bonds	(c)	476,473	-	74,742
Total		**4,778,912**	**2,325,135**	**2,634,433**
including:				
Short-term portion		1,515,463	241,599	665,282
Long-term portion		3,263,449	2,083,536	1,969,151

(all amounts in PLN thousand)

As at 30 June 2005, 31 December 2004 and 30 June 2004, principal repayments fell due on:

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
up to 1 year	1,515,463	241,599	665,282
from 1 to 5 years	2,563,519	1,973,729	1,872,867
above 5 years	699,930	109,807	96,284
Total	**4,778,912**	**2,325,135**	**2,634,433**

The value of loans and borrowings drawn by the Group increased net by PLN 2,453,777 thousand for the 6 months ended 30 June 2005.
The change in indebtedness level results mainly from:

- drawing loans translated to PLN:
  - 103,044 thousand (including EUR 24,590 thousand) in Societe Generale Bank Consortium as the Leading entity
  - 169,081 thousand in Bank Pekao S.A.
  - 143,578 thousand (including CZK 750,000 thousand) in PKO BP S.A.
  - 17,587 thousand in BPH PBK S.A.
  - 149,768 thousand (including CZK 750,000 thousand) in BH w Warszawie S.A.
  - 7,555 thousand in BRE Bank S.A.
  - 3,019 thousand in Kredyt Bank
- loans drawn by the Unipetrol a.s. Group of PLN 1,534,081 thousand (CZK 11,405,808 thousand)
- issue of bonds of PLN 476,473 thousand
- PLN 72,401 thousand resulting from foreign exchange differences at PKN ORLEN S.A.
- repayment of loans translated to PLN:
  - 75,898 thousand (including USD 18,411 thousand) in ING Bank Śląski S.A.
  - 51,835 thousand in PKO BP S.A.
  - 36,716 thousand in BPH PBK S.A.
  - 17,064 thousand in BH SA.
  - 6,746 thousand in BNP PARIBAS POLSKA
  - 9,360 thousand resulting from foreign exchange differences at BOP
- repayment of loans in German entities:
  - EUR 2,640 thousand.

(a) Bank loans by currency

		30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Polish Zloty	(1)	573,461	426,662	539,758
US Dollar	(2)	747,421	719,535	826,348
Swiss Franc	(3)	9,907	12,978	17,908
EURO	(4)	1,216,864	1,141,796	1,145,465
CZK	(5)	1,735,984	-	-
Total		**4,283,637**	**2,300,971**	**2,529,479**

(all amounts in PLN thousand)

As at 30 June 2005 and 31 December 2004 the level of fixed rates and margins relating to loans with floating rates was as follows:

Polish Zloty (1)

30 June 2005	Amount due	Lowest margin	Highest margin
Floating rate	573,461		
T/N WIBOR		0.09%	1.00%
1M WIBOR		0.06%	3.20%
3M WIBOR		0.55%	1.50%
Total Polish Zloty	**573,461**		

US Dollar (2)

30 June 2005	Amount due	Lowest margin	Highest margin
Floating rate	747,421		
1M LIBOR		0.45%	1.35%
3M LIBOR		-	0.40%
6M LIBOR		-	0.15%
Total US Dollar	**747,421**		

Swiss Franc (3)

30 June 2005	Amount due	Lowest margin	Highest margin
Floating rate	9,907		
3M LIBOR		1.00%	2.70%
Total Swiss Franc	**9,907**		

EUR (4)

30 June 2005	Amount due	Lowest margin/rate	Highest margin/rate
Fixed rate	101,066	4.17%	6.50%
Floating rate	1,115,798		
1M LIBOR		-	1.00%
1M EURIBOR		0.75%	1.50%
3M EURIBOR		-	0.40%
6M EURIBOR		0.60%	1.13%
Total EUR	**1,216,864**		

Czech Koruna (5)

30 June 2005	Amount due	Lowest margin/rate	Highest margin/rate
Fixed rate	131,957	2.70%	5.90%
Floating rate	1,604,027		
3M LIBOR		-	0.80%
O/N PRIBOR		-	0.30%
1W PRIBOR		0.30%	0.38%
1M PRIBOR		0.45%	1.50%
3M PRIBOR		0.68%	1.50%
Total Czech Koruna	**1,735,984**		
Total	**4,283,637**		

Polish Zloty (1)

31 December 2004	Amount due	Lowest margin	Highest margin
Floating rate	426,662		
T/N WIBOR		0.15%	1.00%
1T WIBOR		0.60%	2.50%
1M WIBOR		0.02%	3.20%
3M WIBOR		0.40%	1.00%
6M WIBOR		-	0.95%
Total Polish Zloty	**426,662**		

US Dollar (2)

31 December 2004	Amount due	Lowest margin	Highest margin
Floating rate	719,535		
1M LIBOR		-	0.45%
3M LIBOR		-	0.40%
Total US Dollar	**719,535**		

Swiss Franc (3)

31 December 2004	Amount due	Lowest margin	Highest margin
Floating rate	12,978		
3M LIBOR		-	1.00%
Total Swiss Franc	**12,978**		

EUR (4)

31 December 2004	Amount due	Lowest margin/rate	Highest margin/rate
Fixed rate	112,812	4.17%	7.90%
Floating rate	1,028,984		

(all amounts in PLN thousand)

3M LIBOR		0.45%	1.00%
1M EURIBOR		0.16%	0.50%
3M EURIBOR		-	0.45%
6M EURIBOR		-	0.30%
Total EUR	**1,141,796**		
Total	**2,300,971**		

As at 30 June 2005 and 31 December 2004 interest rates for selected bases were as follows:

	30 June 2005	31 December 2004
O/N Wibor	5.11%	6.64%
T/N Wibor	5.12%	6.67%
1W Wibor	5.09%	6.66%
1M Wibor	5.08%	6.66%
3M Wibor	4.90%	6.64%
6M Wibor	4.74%	6.61%
1 M Euribor	2.1040%	2.128%
3 M Euribor	2.1060%	2.155%
6 M Euribor	2.0970%	2.215%
1M Libor (USD)	3.3400%	2.4000%
3M Libor (USD)	3.5163%	2.5644%
1M Libor (EUR)	2.1055%	2.1281%
3M Libor (EUR)	2.1060%	2.1544%
3M Libor (CHF)	0.7483%	0.7167%
NBP discount rate	5.50%	7.00%

In the first half of 2005 the effective interest rate amounted to 6.35% for loans denominated in PLN and 3.02% for loans denominated in other currencies.

As at 30 June 2005 PLN 813,547 thousand of the Group's assets were pledged as a collateral for loans and borrowings, compared with PLN 357,566 thousand as at 31 December 2004.

(b) Other loans and borrowings

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Voivodship Fund for Environment Protection and Water Management	11	34	56
National Fund for Environment Protection	18,791	24,130	30,156
Total	18,802	24,164	30,212

As at 30 June 2005 loans and borrowings were subject to floating interest rates at the level of 1.38% - 9.00% and as at 31 December 2004 at the level of 2.80% -9.00%.

(c) Bonds

Debt securities by kind	Nominal value	Fair value valuation to bonds quoted on Prague Stock Exchange	Discount value	Book value	Interest rate	Expiration date	Collaterals
Flat rate bonds	269 000	325 046		325 046	12,53	2013-12-28	none
Zero coupon bonds	174 850		(23 424)	151 426	-	2007-04-01	none

* Interest calculated on flat rate bonds are recognised in the amount of PLN 34,174 thousand as short-term liabilities.

(all amounts in PLN thousand)

As at 30 June 2005 there were liabilities in the Group related to issued bonds of PLN 476,473 thousand.

The Group monitors opportunities to obtain loans and borrowings based on more favourable terms due to changes in market conditions.

The Group was granted loans both in PLN and foreign currencies, mainly subject to floating rates.
As at 30 June 2005 in accordance with agreements concluded with banks the Group had unused floating rate loan facilities in the amount of PLN 1,157,140 thousand.

17. Provisions

LONG-TERM PROVISIONS	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Land reclamation provision	425 924	368 172	398 818
Retirement benefits and jubilee bonuses	182 529	178 381	150 670
Business risk provision	36 572	38 933	28 670
Shield programmes provision	73 169	25 464	-
Other provisions	55 075	26 739	22 832
Total	**773 269**	**637 689**	**600 990**

SHORT-TERM PROVISIONS	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Land reclamation provision	119 560	128 493	44 244
Retirement benefits and jubilee bonuses	23 883	19 065	22 001
Business risk provision	427 831	49 049	25 496
Shield programmes provision	51 018	44 536	-
Other provisions	78 425	42 299	18 392
Total	**700 717**	**283 442**	**110 133**

The Group has a legal or constructive obligation to restore contaminated land of production facilities, petrol stations, and warehouses. In 2000-2004 an assessment of the contaminated objects and estimation of future expenditure on land reclamation were conducted by independent experts. The amount of the environmental provision was assessed by the Management Board on the basis of an analysis prepared by independent experts. The amount of the provision is the best estimate of the Management Board concerning future expenditure, taking into account the average level of costs necessary to remove contamination, by facilities constituting the grounds for creating the provision.

The movements in provisions in particular periods were as follows:

Movements in long-term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2004	362 258	139 323	3 800	-	23 115	**528 496**
Provision made during the period	36 560	11 784	24 870	-	375	**73 589**
Provision used during the period	-	(206)	-	-	(658)	**(864)**
Provision reversed during the period	-	(231)	-	-	-	**(231)**
30 June 2004	**398 818**	**150 670**	**28 670**	-	**22 832**	**600 990**
1 January 2005	368 172	178 381	38 933	25 464	26 739	**637 689**
Provision made during the period	58 992	5 251	41	47 705	40 573	**152 562**
Provision used during the period	-	(780)	(202)	-	(36)	**(1 018)**
Provision reversed during the period	(1 240)	(323)	(2 200)	-	(12 201)	**(15 964)**
30 June 2005	**425 924**	**182 529**	**36 572**	**73 169**	**55 075**	**773 269**

(all amounts in PLN thousand)

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2004	362 258	139 323	3 800	-	23 115	**528 496**
Provision made during the period	90 394	57 525	35 174	25 464	6 047	**214 604**
Provision used during the period	(2 255)	(10 278)	-	-	(1 558)	**(14 091)**
Provision reversed during the period	(82 225)	(8 189)	(41)	-	(865)	**(91 320)**
31 December 2004	**368 172**	**178 381**	**38 933**	**25 464**	**26 739**	**637 689**

Movements in short-term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2004	49 590	21 520	18 012	-	18 173	**107 295**
Provision made during the period	14	16 510	7 637	-	7 051	**31 212**
Provision used during the period	(3 960)	(14 701)	(62)	-	(1 319)	**(20 042)**
Provision reversed during the period	(1 400)	(1 328)	(91)	-	(5 513)	**(8 332)**
30 June 2004	**44 244**	**22 001**	**25 496**	-	**18 392**	**110 133**
1 January 2005	128 493	19 065	49 049	44 536	42 299	**283 442**
Provision made during the period	2 505	12 097	378 868	6 482	53 690	**453 642**
Provision used during the period	(2 395)	(6 874)	(68)	-	(9 625)	**(18 962)**
Provision reversed during the period	(9 043)	(405)	(18)	-	(7 939)	**(17 405)**
30 June 2005	**119 560**	**23 883**	**427 831**	**51 018**	**78 425**	**700 717**

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2004	49 590	21 520	18 012	-	18 173	**107 295**
Provision made during the period	130 630	15 033	39 271	44 536	35 108	**264 578**
Provision used during the period	(22 360)	(14 673)	(8 139)	-	(5 701)	**(50 873)**
Provision reversed during the period	(29 367)	(2 815)	(95)	-	(5 281)	**(37 558)**
31 December 2004	**128 493**	**19 065**	**49 049**	**44 536**	**42 299**	**283 442**

(all amounts in PLN thousand)

18. Trade and other liabilities and accrued expenses

Trade and other liabilities and accrued expenses consisted of the following:

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Trade liabilities	4 245 480	1 994 555	2 507 031
Social Funds	47 464	35 245	45 195
Holiday pay accrual	31 352	24 898	25 316
Payroll liabilities	25 475	14 328	15 977
Loyalty programme VITAY	60 169	54 157	51 024
Dividends liabilities	975 039	-	278 118
Excise tax and fuel charge liabilities	1 213 680	713 329	671 871
Other taxation, duty and social security liabilities	1 013 450	348 850	320 154
Other liabilities and accrued expenses	130 665	232 554	145 197
Total	**7 742 774**	**3 417 916**	**4 059 883**

The Social Fund ("Fund"), classified as short-term employee benefits, is a mandatory fund calculated based on the number of employees and the monthly minimum wage in Poland. The Fund resources must be used only for the benefits of the employees.
The difference between liabilities of the social fund and cash in the Fund stands for receivables from employees (borrowings). Cash on bank accounts of the Fund is restricted and cannot be used by the Group for its own benefit.

Trade and other payables and accrued expenses denominated in foreign currencies amount to PLN 2,275,047 thousand as at 30 June 2005, PLN 1,339,592 thousand as at 31 December 2004 and PLN 2,167,743 thousand as at 30 June 2004. The balance sheet value of short-term trade payables approximates their fair value due to their short-term character.

VITAY programme is a loyalty programme designed for individual customers. VITAY programme has been present on the Polish market since 14 February 2001. Customers making purchases within the programme obtain VITAY points that can be later exchanged for fuel or VITAY gifts.

For unrealised but registered on customers' accounts number of points the provision is charged in the period in which the points are granted. The provision is estimated on the basis of the number of points and current cost of one point in the VITAY programme to the amount of 75% of the value of unrealised points (75% is a rate of realisation of points).

19. Deferred income

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Subventions	26 722	2 121	2 256
Other	25 912	14 790	21 117
Total	**52 634**	**16 911**	**23 373**

(all amounts in PLN thousand)

20. Shareholder's equity

The share capital as at 30 June 2005 is represented by Polski Koncern Naftowy ORLEN S.A. share capital and amounts to PLN 534,636 thousand, according to the entry in the Commercial Register. It is divided into 427,709,061 shares of nominal value of PLN 1.25 each.

The share capital as at 30 June 2005 and 31 December 2004 consisted of the following share series:

Share series	Number of shares issued as at 30 June 2005	Number of shares issued as at 31 December 2004	Number of shares authorised as at 30 June 2005	Number of shares authorised as at 31 December 2004
A series	336,000,000	336,000,000	336,000,000	336,000,000
B series	6,971,496	6,971,496	6,971,496	6,971,496
C series	77,205,641	77,205,641	77,205,641	77,205,641
D series	7,531,924	7,531,924	7,531,924	7,531,924
	427,709,061	427,709,061	427,709,061	427,709,061

In Poland each new issuance of capital is labelled as a new series of shares. All the above series have exactly the same rights.

The balance of the hedge accounting cash flow hedges results from valuation of derivatives complying with requirements of hedge accounting hedging cash flows.

The balance of foreign translations is adjusted by differences resulting from recalculation of the financial statements of ORLEN Deutschland AG from EUR to PLN and Unipetrol a.s. from CZK to PLN.

The retained earnings contain the Privatization Fund of Petrochemia Płock S.A. of PLN 53 million.

Accumulated profits subject to distribution in accordance with the Polish law (Commercial Code sets certain restrictions in relation to periods for which dividends can be paid) as at 30 June 2005 amounted to PLN 4,842,940 thousand (for the period 2001-2005), and as at 31 December 2004 PLN 5,112,879 thousand (for the period 2000-2004), including PLN 937,398 thousand resulting from changes in the applied accounting principles. PKN ORLEN has a right to pay dividends to the extent of distributable reserves available under the generally accepted rules on a standalone reporting basis.

The share capital and the share premium as at 31 December 1996, based on IAS 29, point 24 and 25, were revalued in accordance with monthly increase ratios of goods and services by the amount of PLN 691,802 thousand (PLN 522,999 thousand concerns revaluation of the share capital and PLN 168,803 thousand refers to the share premium). Both capitals were presented in the balance sheet as adjustment from revaluation of the share capital and share premium.
In the 6 month period ended 30 June 2004 the Company did not pay a dividend to its shareholders. The Company's General Shareholders' Meeting on 29 June 2005 adopted a resolution to pay a dividend from profit generated in 2004 of PLN 911,020,299.91. The payment was established by two instalments:

- the first instalment of PLN 457,648,695.27, which is PLN 1.07 per share, will be paid on 1 September 2005,
- the second instalment of PLN 453,371,604.64, which is PLN 1.06 per share, will be paid on 1 December 2005.

The calculation of earnings per share and diluted earnings per share is presented below:

	6 months ended 30 June 2005 (unaudited)	6 months ended 30 June 2004 (unaudited)
Weighted average of issued common stock	427,709,061	427,709,061
Net profit and diluted profit per share (in PLN per share)	7,80	2.06

As at 30 June 2005 and 30 June 2004 there was no dilutive effect that could have had impact on the above calculation.

(all amounts in PLN thousand)

21. Minority interests

The minority interests represent a portion of net assets of subsidiaries that is not owned directly or indirectly by the Group.

Minority interests by subsidiaries:

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Anwil S.A. Group	171 699	161 064	225 168
Rafineria Trzebinia S.A. Group	86 834	93 482	100 606
Rafineria Nafty Jedlicze S.A. Group	39 641	33 555	30 014
Inowrocławskie Kopalnie Soli "Solino" S.A.	23 152	20 805	20 256
Petrolot Sp. z o.o.	26 811	24 789	25 584
Orlen PetroZachód Sp. z o.o.	10 819	11 152	10 866
Unipetrol a.s Group	1 955 479	-	-
Other	315 767	39 166	31 224
Total	**2 630 202**	**384 013**	**443 718**

22. Basis of differences between changes of some balance sheet items and changes resulting from cash flows statement

Receivables:	I half of 2005	I half of 2004
Balance sheet change of net long- and short-term receivables	(2,429,685)	(608,977)
Change related to the Group structure	1,930,478	(13,673)
Change of the receivables due to Unipetrol acquisition	120,810	-
Other	41,998	(32,348)
Change in receivables in the cash flows statement	(336,399)	(654,998)

Payables:	I half of 2005	I half of 2004
Balance sheet change of long- and short-term liabilities	4,441,674	987,174
Change in liabilities from dividend	(911,020)	(278,011)
Liabilities from acquisition of Unipetrol shares	(221,295)	-
Change related to the Group structure	(1,953,849)	13,550
Other	(159,359)	40,616
Change in long- and short-term liabilities in the cash flows statement	1,196,151	753,329

Inventories:	I half of 2005	I half of 2004
Balance sheet change in inventories	(2,407,873)	(303,119)
Change related to the Group structure	1,138,412	(2,278)
Other	(29,825)	(5,007)
Change in inventories in the cash flows statement	(1,299,286)	(310,404)

Provisions:	I half of 2005	I half of 2004
Balance sheet change in provisions	552,855	301,776
Change related to the Group structure	143,558	(46)
Change in provisions for deferred tax on remeasurement of fixed assets to fair value	(351,151)	(221,258)
Other	75,548	(1,931)
Change in provisions in the cash flows statement	420,810	78,541

(all amounts in PLN thousand)

23. Segment reporting

Business segments

Revenues, costs and financial result in segments

	Refining Segment for the period				Chemical Segment for the period				Other operations for the period				Adjustments for the period				Total for the period			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004	
Revenues																				
Sales to external customers	13 834 418	8 265 616	11 588 786	6 391 732	2 569 516	1 538 221	1 882 567	914 655	307 692	144 280	320 558	145 309					16 711 626	9 948 117	13 791 911	7 451 696
Transactions with other segments	2 342 322	1 193 215	1 911 235	1 211 094	832 692	411 446	667 441	350 764	410 041	201 376	397 389	175 166	-3 585 055	-1 806 037	-2 976 065	-1 737 024	0	0	0	0
Settlement of hedging transactions					49 330	6 931	21 241	21 241									49 330	6 931	21 241	21 241
Total revenues	16 176 740	9 458 831	13 500 021	7 602 826	3 451 538	1 956 598	2 571 249	1 286 660	717 733	345 656	717 947	320 475	-3 585 055	-1 806 037	-2 976 065	-1 737 024	16 760 956	9 955 048	13 813 152	7 472 937
Total operating cost	-14 642 038	-8 488 444	-12 381 069	-6 874 000	-2 902 386	-1 725 011	-2 229 441	-1 143 476	-691 793	-349 590	-670 644	-295 763	3 584 966	1 806 273	2 976 011	1 737 164	-14 651 251	-8 756 772	-12 305 143	-6 576 075
Other operating income	120 372	55 464	85 509	57 533	16 686	13 835	10 830	6 811	29 922	20 826	11 236	3 674					166 980	90 125	107 575	68 018
Other operating expenses	-182 918	-134 800	-250 110	-234 861	-28 394	-25 742	-10 495	-7 286	-21 891	-12 240	-28 790	-19 920					-233 203	-172 782	-289 395	-262 067
The excess of the fair value of acquired net assets over the acquisition price	823 920	823 920	0	0	1 076 642	1 076 642	0	0	274 541	274 541	0	0	-263 492	-263 492	0	0	1 911 612	1 911 612	0	0
Result																				
Segment result	2 296 076	1 714 971	954 351	551 498	1 614 086	1 296 322	342 143	142 709	308 512	279 193	29 749	8 466	-263 581	-263 256	-54	140	3 955 094	3 027 231	1 326 189	702 813
Unallocated revenues of the Group																	4 532	2 716	2 057	1 212
Unallocated excess of the fair value of acquired net assets over the acquisition price																	93 415	93 415	0	0
Unallocated costs of the Group																	-553 062	-414 708	-257 776	-117 304
Profit from operations																	3 499 979	2 708 654	1 070 470	586 721
Financial income																	452 050	405 871	157 101	140 625
Financial expenses																	-244 869	-177 446	-98 259	-40 275
Share in profit from investments accounted for under equity method	7 629	7 758	-64	-128	78	166	887	846	0	0	8 082	1 501					7 707	7 924	8 905	2 219
Profit on the sale of all or part of shares of related parties																	29 395	29 395	3 795	3 795
Gross profit																	3 744 262	2 974 398	1 142 012	693 085
Income tax expense																	-394 198	-252 539	-238 196	-136 076
Minority interest																	-13 966	-3 794	-23 576	-6 458
Net profit																	3 336 098	2 718 065	880 240	550 551

(all amounts in PLN thousand)

Other information by business segments

	Refining Segment for the period ended		Chemical Segment for the period ended		Other operations for the period ended		Adjustments for the period ended		Total for the period ended	
	30 June 2005	30 June 2004	30 June 2005	30 June 2004	30 June 2005	30 June 2004	30 June 2005	30 June 2004	30 June 2005	30 June 2004
Other information										
Segment assets employed	17 334 468	11 333 880	11 166 949	4 087 188	4 075 349	2 015 680	-1 857 879	-204 035	30 718 887	17 232 713
Investments in associates	3 105	11 267	506 287	7 177	1 651	113 106			511 043	131 550
Unallocated assets									1 746 630	2 102 014
Total consolidated assets									32 976 560	19 466 277
Segment liabilities	6 098 639	3 307 930	1 591 570	550 666	628 806	344 188	-1 747 230	-203 525	6 571 785	3 999 259
Unallocated liabilities									8 821 601	3 930 119
Total consolidated liabilities									15 393 386	7 929 378

All the Group's assets as at 30 June 2005 and as at 30 June 2004 were located in Poland, Germany, Czech Republic, Switzerland, Austria and Spain, where also all the capital expenditure was incurred in the period of 6 months ended 30 June 2005 and 30 June 2004.

(all amounts in PLN thousand)

Other information in segments - continued

	Refining Segment				Chemical Segment				Other operations				Total			
	for the period				for the period				for the period				for the period			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004		ended 30 June 2005		ended 30 June 2004	
Cost incurred to acquire segment property, plant and equipment and intangible assets	338 616	181 432	260 613	165 984	437 246	283 470	439 415	259 416	53 909	32 653	29 496	15 539	829 771	497 555	729 524	440 939
Unallocated cost incurred to acquire property, plant and equipment and intangible assets													24 638	22 380	15 616	11 845
Total cost incurred to acquire property, plant and equipment and intangible assets													854 409	519 935	745 140	452 784
Segment depreciation	350 066	180 080	414 234	201 742	151 448	87 595	127 397	62 752	106 853	55 738	105 221	55 420	608 367	323 413	646 852	319 914
Depreciation of unallocated assets													15 778	5 889	20 593	6 696
Total depreciation													624 145	329 302	667 445	326 610
Non-cash expenses other than depreciation	123 771	87 195	74 301	64 346	2 286	1 630	7 450	6 826	74 542	64 010	13 619	5 825	200 599	152 835	95 370	76 997

(all amounts in PLN thousand)

Geographical segments

The table presents consolidated sales revenues of the Group by geographical segments for the period of 6 and 3 months ended 30 June 2005 and 30 June 2004.

	Revenues from sale by geographical area for the period			
	6 months	**3 months**	**6 months**	**3 months**
	ended 30 June 2005		**ended 30 June 2004**	
Poland	10 214 260	5 827 839	8 719 163	4 736 278
Germany	4 457 298	2 421 109	4 418 350	2 372 747
Czech Republic	1 152 155	1 078 010	288 504	245 319
Other countries	937 243	628 090	387 135	118 593
Total revenues from sale by geographical area	**16 760 956**	**9 955 048**	**13 813 152**	**7 472 937**

(all amounts in PLN thousand)

24. Financial instruments

Derivative transactions were concluded by two of the Group's entities: PKN ORLEN and Anwil S.A.

(a) Parent Company's transactions within derivatives

According to 'Market risk management policy in PKN ORLEN S.A.' the reduction of the changeability of cash flows and potential losses caused by occurrence of events which might have a negative impact on the Company's results is the Company's major goal in terms of market risk management. Market risk management includes processes of identification, measurement, and definition of risk reduction methods, taking into consideration fluctuations in exchange rates, interest rates and prices of goods.

At the end of the first half of 2005, owing to conclusion of derivative transactions in 2003 hedging revenues from sale of petrochemicals, the Company considerably reduced fluctuations in sales of the above products in the first half of 2005. To hedge revenues from sale of petrochemicals the Company uses currency-interest EUR/PLN swap transactions. For this group of transactions rules of cash flow hedge accounting are applicable. The effective portion of the hedge in the hedge accounting reserve decreased as compared to the end of 2004 by PLN 24,761 thousand and amounted to PLN 68,996 thousand. The ineffective portion of the hedge recognised in the result of the first half of 2005 amounted to PLN 1,847 thousand. Profits from hedge instruments in two first quarters of 2005 amounted to PLN 49,330 thousand.

In June 2004 a conditional purchase-sale agreement for Unipetrol a.s. shares was signed by the Company with the Czech government agencies. Consequently, the Company decided to hedge CZK/PLN exchange rate on the futures market. Forward exchange rate contracts were used to limit foreign exchange rate risk resulting from the future liability corresponding with the execution of the above agreement. The instruments were settled in May 2005 at a loss for the first half of 2005 of PLN 153 thousand. In respect to this group of transactions the rules of hedge accounting were not applied.

The Company values derivatives at fair value using models of the financial instruments valuation taking advantage of widely available data coming from active markets. The transactions may only be concluded with reliable partners, admitted to participate in transactions as a result of procedures obliging in the Company and within allowed limits. According to 'Market risk management policy in PKN ORLEN S.A.' it is not allowed to conclude transactions for speculatory purposes. All the concluded hedge transactions are reflected in the physical transactions and hedge risk resulting directly from relevant real transactions or belong to the group of probable future transactions.

Recognition of derivatives:

	Financial assets - hedge transactions - derivatives	Financial liabilities - hedge transactions - derivatives
Fair value as at 31 December 2004	**146,784**	
INCREASES	-	-
- purchase, opening, drawing	-	-
- valuation	-	-
- revaluation	-	-
- reclassification	-	-
DECREASES	22,914	-
- disposal, termination, repayment	-	-
- valuation	-	-
- revaluation	22,914	-
- reclassification	-	-
Fair value as at 30 June 2005	**123,870**	-

Derivative transactions - continued

Swap and forward transactions in the Parent Company

Company	Type of transaction	Opening transaction date	Period of transaction	Nominal amount (in PLN thousand)	Interest rate**	Exchange rate**
PKN ORLEN	Currency-interest swap (EUR/PLN) depreciated by straight-line method*	08.10.2003	20.10.2003-29.09.2006	224,136.0	2.4%	4.5
PKN ORLEN	Currency-interest swap (EUR/PLN) depreciated by straight-line method *	10.10.2003	20.10.2003-29.09.2006	224,284.5	2.4%	4.5
PKN ORLEN	Currency-interest swap (EUR/PLN) depreciated by straight-line method*	15.10.2003	20.10.2003-29.09.2006	225,720.0	2.4%	4.6
PKN ORLEN	Currency swap (EUR/PLN) depreciated by straight-line method*	17.12.2003	18.12.2003-30.11.2006	814,968.0	0.0%	5.5

* Derivatives as at the end of the period are valued at fair value whereas each month interest is accrued on unamortised base value of the financial instruments.
** Interest rates and exchange rates are given rounded to one decimal.

Date of payments of the amount bought forward	Date of payments of the interest on the amount sold forward	Amount of interest received by PKN ORLEN in 6 months ended 30 June 2005 (in PLN thousand)	Amount of interest paid by PKN ORLEN in 6 months ended 30 June 2005 (in PLN thousand)	Fair value as at 30 June 2005 (in PLN thousand)	Fair value as at 31 December 2004 (in PLN thousand)
Last working day of the month	-	49,330	-	123,870	146,784

(all amounts in PLN thousand)

(b) Financial instruments by category

	30 June 2005	31 December 2004	30 June 2004
Financial assets at fair value through profit and loss	28,247	92,313	94,372
Financial assets held to maturity	223,228	1,042,152	210,488
Financial assets	675,835	685,519	526,629
Loans and receivables	8,488	10,420	21,489
Financial liabilities at fair value through profit and loss	3,469	4,212	8,869
Interest-bearing loans and borrowings	4,778,912	2,325,135	2,634,433

Value of long-term financial assets carried at purchase price minus an allowance amount, as at 30 June 2005 amounted to PLN 675,835 thousand, as at 31 December 2004 amounted to PLN 685,519 thousand and as at 30 June 2004 amounted to PLN 526,629 thousand and included mainly shares and stakes with no active market.
The Group presents derivative transaction with positive fair value as financial assets at fair value through profit and loss and derivative transactions with negative fair value as financial liabilities at fair value through profit and loss.

Value of other financial assets available for sale valued at fair value as at 30 June 2005 included hedging instruments of PKN ORLEN.
The value of short-term financial assets held to maturity as at 30 June 2005 amounted to PLN 223,228 thousand, as at 31 December 2004 amounted to PLN 1,042,152 thousand and as at 30 June 2004 amounted to PLN 210,488 thousand and included among others 'buy-sell back' transactions concerning treasury bonds and bills of PLN 200,415 thousand and PLN 1,016,899 thousand respectively.

(c) Information on interest rate risk

Financial liabilities of the Group are held to maturity. The effective interest of financial liabilities is similar to the nominal interest rate (the Group is not charged with commissions on majority of the loans and the loan margins are relatively low). Financial surpluses are invested mainly in treasury instruments, i.e. treasury bills and/or bonds issued by the Polish State Treasury.

The Group uses bank loans for financing. Fluctuations of interest rates impact the amounts of financial expenses incurred by the Group. Increase in interest rates would result in increase in financial expenses incurred by the Group, in particular in costs related to interest on loans and borrowings, which would be relevant to the actually used financial resources; to a large extent that increase would be however balanced by increase in return on the financial instruments of depository character possessed by the Group.

(d) Information on loan risk

According to the Management Board there is no significant credit risk related to receivables from financial instruments or loans granted by the Parent Company.

(all amounts in PLN thousand)

25. Cost by kind

	30 June 2005	30 June 2004
	(unaudited)	(unaudited)
Materials and energy	7 796 586	5 562 217
Cost of merchandise and materials sold	5 105 129	4 911 240
External services	906 498	860 955
Payroll, social security and other employee benefits	546 178	560 753
Depreciation*	624 145	667 445
Taxes and charges	160 701	125 239
Other	711 881	435 125
Total	**15 851 118**	**13 122 974**
Adjustments:		
Change in inventory and prepayments	(343 238)	(239 510)
Cost of products and services for own use	(70 364)	(31 150)
Operating cost	**15 437 516**	**12 852 314**

* The decrease in depreciation for the 6 months period ended 30 June 2005 in comparison to the respective period of 2004 resulted from lengthening of depreciation periods of property, plant and equipment effective 1 January 2005 due to verification of formerly set depreciation periods.

26. Net financial income and expenses

	30 June 2005	30 June 2004
	(unaudited)	(unaudited)
Interest paid	(68 017)	(61 240)
Negative foreign exchange surplus	(139 861)	(19 074)
Interest received	62 431	15 761
Positive foreign exchange surplus	20 516	55 212
Gains on trade in shares and other securities	3 071	3 916
Dividends received	90 872	68 216
Unrealised discount on the acquisition of liabilities of Unipetrol Group	204 532	-
Other financial expenses	33 637	(3 949)
Total	**207 181**	**58 842**

27. Corporate income tax

	30 June 2005	30 June 2004
	(unaudited)	(unaudited)
Current tax	(384 076)	(261 556)
Deferred tax	(10 122)	23 360
Total	**(394 198)**	**(238 196)**

(all amounts in PLN thousand)

The difference between the tax amount presented in the profit and loss and the amount calculated in accordance with statutory income tax rates before tax resulted from the following:

	30 June 2005	30 June 2004
	(unaudited)	(unaudited)
Profit before tax	3 744 262	1 142 012
Corporate income tax for 2005 and 2004 by the valid tax rate (19% in Poland)	(711 410)	(216 982)
Difference between Polish and German (40%) tax rates	12 255	743
Difference between Polish and Czech (26%) tax rates	(33 068)	-
Permanent differences (incl. amortisation of goodwill and negative goodwill)	(28 752)	(15 827)
The excess of fair value of the net identifiable assets, liabilities and contingent liabilities over the acquisition cost	380 955	-
Other	(14 178)	(6 130)
Corporate income tax	(394 198)	(238 196)
Effective tax rate	11%	21%

The Group does not form a tax group under Polish regulations. Therefore, each Group company is a separate taxpayer.

The net deferred tax liability as at 30 June 2005, 31 December 2004 and 30 June 2004 consisted of the following:

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Deferred tax assets			
Land reclamation provision	89 892	89 747	83 409
Other receivables allowances	21 187	-	-
Retirement benefits and jubilee bonuses	25 010	29 266	21 762
Depreciation in excess of tax limits	14 845	7 442	-
Expenses for loyalty programme prizes	11 432	11 869	-
Impairment of long-term investments	(11 036)	623	681
Provision for long-term financial assets	25 835	58 781	8 314
Impairment of property, plant and equipment and intangible assets	11 014	-	17 601
Other	93 159	49 778	(102)
Total deferred tax assets	**281 337**	**247 505**	**131 665**
Deferred tax provision			
Investment relief	173 422	187 672	208 153
Other receivables allowances	27 306	-	-
Capitalisation of loan interest	-	(12 111)	(12 937)
Difference between carrying amount and tax base of property, plant and equipment	942 837	79 884	286 658
Unrealised positive foreign exchange differences	42 841	60 871	12 804
Revaluation of assets to fair value in respect of acquisition of the majority interest in Anwil S.A.	10 673	11 954	14 516
Difference in contribution in kind to Basell Orlen Polyolefins Sp. z o.o.	39 891	39 890	40 353
Impairment of property, plant and equipment and intangible assets	-	187 741	-
Other	70 572	42 714	(1 569)
Total deferred tax provision	**1 307 542**	**598 615**	**547 978**
Deferred tax provision, net	**1 026 205**	**351 110**	**416 313**

As the Group companies are separate taxpayers, the deferred tax assets and deferred tax liabilities must be calculated in individual companies on a stand-alone basis. As a result, the consolidated balance sheets reflect deferred tax assets of PLN 60,811 thousand as at 30 June 2005, PLN 27,138 thousand as at 31 December 2004 and PLN 8,860 thousand as at 30 June 2004 as well as deferred tax liabilities of PLN 1,087,016 thousand as at 30 June 2005, PLN 378,248 thousand as at 31 December 2004 and PLN 425,173 thousand as at 30 June 2004.

(all amounts in PLN thousand)

According to the Polish tax law, taxpayers could have reduced the taxable income by the costs of purchasing of qualified fixed assets acquired in a given tax year (investment relief). The taxable income could have been additionally reduced in the following year by 50% of the prior year's deduction (investment premium).

Due to amendments in corporate income tax law, the above tax incentives were available only in 2002 for the continued investment projects commenced before 2001. In all other cases, the investment incentives are no longer available. Investment premium earned in 2002 was deducted from tax in the year ended 31 December 2003.

28. Leases

Lease agreements and other operating agreements (tenancy, rental) concern mainly lease of buildings, computer equipment and vehicles. The operating lease expenses in the period of 6 months ended 30 June 2005 amounted to PLN 6,276 thousand and in the period of 6 months ended 30 June 2004 amounted to PLN 1,976 thousand.

Future minimum lease payments under non-cancellable operating lease agreements as at 30 June 2005, 31 December 2004 and 30 June 2004 were as follows:

	30 June 2005	**31 December 2004**	**30 June 2004**
	(unaudited)	**(unaudited)**	**(unaudited)**
up to 1 year	32,974	2,459	2,547
from 1 year to 5 years	272,065	1,172	3,075
above 5 years	1,262	-	-
Total minimum lease payments	**306,301**	**3,631**	**5,622**

29. Future commitments from capital expenditure

As at 30 June 2005 future liabilities resulting from contracts signed before that date amount to PLN 666,918 thousand and accepted by the Management Board yet not contracted investment expenditure in the following years will amount to PLN 4,483,565 thousand.

30. Related party transactions

(a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

In the period of 6 months ended 30 June 2005 and as at 30 June 2005 the Group companies did not grant any advances, loans, borrowings, guarantees and sureties or any other agreements obliging to pay in favour of the Company and its related companies, to managing and supervising persons and their relatives.
As at 30 June 2005 the Group companies did not grant any loans to managing and supervising persons and their relatives.
In the periods of 6 months ended 30 June 2005 and 30 June 2004 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

(all amounts in PLN thousand)

(b) Transactions with the related parties concluded through the supervising persons

In the first half of 2005 the Company obtained statements on transactions with related parties extended in scope in accordance with the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities	Dividend paid
Legal persons *	12,598	24,242	-	-	-
Natural persons**	443	-			

* Transactions in the period of performing duties as key management personnel by the persons supervising the Company.
** In the period covered by the financial statements the recorded transactions included those below EUR 500 thousand.

In the period presented in the financial statements 11 persons acted as members of the Supervisory Board. The Company has not received a detailed statement from 1 former member of the Supervisory Board.

(c) Transactions with the related parties concluded through the managing persons

In the first half of 2005 members of the Management Board did not conclude any transactions with related parties in compliance with IAS 24 "Related Party Disclosures".

(d) Transactions with the related parties were concluded on market terms and were as follows:

	Entities consolidated under the equity method
Sales	
6 months ended 30 June 2005	7,087
6 months ended 30 June 2004	30,610
Purchases	
6 months ended 30 June 2005	73,543
6 months ended 30 June 2004	65,885
Short-term receivables	
30 June 2005	9,693
31 December 2004	3,965
Short-term liabilities, gross	
30 June 2005	17,720
31 December 2004	20,861

The above transactions with the related parties include sales and purchases of petrochemical products and purchases of maintenance and repair, transportation and other services. The prices used in the transactions with related entities approximate market levels.

(all amounts in PLN thousand)

31. Contingencies and risks

The Group companies granted the following guarantees and sureties:

Entity	Type of relation with the issuer	Name of entity (company) to which a guarantee / surety was granted	Subject of guarantee	Amount of guarantee/surety	Period for which the guarantee / surety was granted (expiration of the liability)
Anwil S.A.	other entities	Unb GmbH	guarantee connected with investment in chlorine production technology change	37 552	till 09.08.2006
ORLEN PetroTank Sp z o.o.		"LOCUM"company	3 agreements on return tease guarantee (lease of compartments) (at the moment at notice stage)	24 299	till 26.06.2012
ORLEN Oil Sp z o.o.		Bank Handlowy w Warszawie S.A.	Guarantee for obligations of Clients connected with Paylink Cards Usage Agreement. This amount gives 7.5% of Programme Amount (agreement on financing trade liabilities for Paylink-connected with Regional Sales Center)	2 655	till 31.03.2007
Zakład Budowy Aparatury S.A		ALSTOM POWER	performance bond	2 160	till 15.07.2007
Inowrocławskie Kopalnie Soli "SOLINO" Sp z o.o.		Urząd Miasta w Inowrocławiu (Municipal Office of Inowrocław)	guarantee of loan for waste-water treatment plant for the town	700	till 20.12.2006
Zakład Budowy Aparatury S.A		LURGI BIPRONAFT	warranty	333	till 21.01.2006
Zakład Budowy Aparatury S.A		ALSTOM POWER	guarantee of proper defect removal	78	till 30.05.2007
				67 777	
Anwil S.A.	**unconsolidated subsidiaries**	Agro-Azoty II Sp z o.o.Włocławek	guarantee of overdraft and investment credit repayment	83	till 20.09.2005
				83	
PKN ORLEN S.A.	**consolidated subsidiaries**	ORLEN PetroTank Sp z o.o., Rafineria Jedlicze S.A., Orlen Transport Kędzierzyn-Koźle, Orlen Dautschland, Basell Orlen Polyolefins Sp z o.o.		1 295 923	from 31.12.2005 till 31.12.2013
Rafineria Trzebinia S.A.		EuroNaft Trzebinia Sp z o.o.	guarantee of working capital credit	13 500	till 31.01.2009
Rafineria Trzebinia S.A.		NaftoWax Sp z o.o.	guarantee of overdraft repayment	12 000	till 31.03.2009

(all amounts in PLN thousand)

Rafineria Trzebinia S.A.		NaftoWax Sp z o.o.	guarantee of overdraft repayment	12 000	till 31.05.2008
Rafineria Trzebinia S.A.		Orlen Asfalt Sp z o.o.	guarantee of overdraft repayment	7 200	till 09.07.2005
Rafineria Trzebinia S.A.		EuroNaft Trzebinia Sp z o.o.	guarantee of overdraft repayment	5 250	till 30.04.2009
Rafineria Trzebinia S.A.		EuroNaft Trzebinia Sp z o.o.	guarantee of overdraft repayment	4 800	till 31.07.2006
Rafineria Trzebinia S.A		Energomedia Sp z o.o.	guarantee of overdraft repayment	1 100	till 30.06.2006
Ship-Service S.A.		SHIP SERVICE AGRO Sp z o.o.	guarantee of credit	1 000	till 31.03.2007
Ship-Service S.A.		SHIP SERVICE AGRO Sp z o.o.	guarantee of credit	800	till 31.03.2006
Rafineria Trzebinia S.A		Energomedia Sp z o.o.	guarantee of trade liabilities	500	till the liabilities repayment date
Ship-Service S.A.		BOR-FARM SP. Z O.O.	guarantee of credit	100	till 30.09.2005
				1 354 173	
Zakład Budowy Aparatury S.A	parent company	PKN ORLEN S.A.	performance bond (AROMAS)	854	do 25.11.2006
Zakład Budowy Aparatury S.A		PKN ORLEN S.A.	performance bond (PROPYLENE CISTERN)	460	do 20.12.2007
Zakład Budowy Aparatury S.A		PKN ORLEN S.A.	performance bond (KOLUMNA C 501)	95	do 01.03.2007
				1 409	
				1 423 442	

Other contingent liabilities

819 459	Including collateral submitted on behalf of other parties in respect of movement of harmonised excise goods in the excise tax suspension procedure and excise tax liability on goods kept at warehouses in the excise tax suspension procedure
26 040	statement of voluntary submission for execution for Bank Handlowy w Warszawie S.A.
9 200	ORLEN Oil Sp. z o.o. for Bank Handlowo-Przemysłowy PBK S.A.- recourse factoring - bill of exchange together with bill of exchange statement, which are guarantee of recourse factoring credit line on the basis of factoring services agreement (Faktoring Services Agreement, connected with Regional Sales Centres)
4 000	connected with not proper realization of trade agreements (Anwil has been sued by Tras Tychy S.A.)
2 000	Anwil S.A.- limit given by Insurance Company , to which Remwil can obtain coverage in issued insurance policies for particular contracts
2 302	connected with possible land reclamation (ORLEN PetroTank Sp z o.o.)
2 146	connected with tax liabilities (Ship-Service S.A.)
847	blank bills issued by ORLEN PetroCentrum Sp. z o.o. for the benefits of PKN ORLEN, which are guarantee of agreements with petrol stations owners
189	ORLEN Oil Sp z o.o. performance bond
866 183	

	30 June 2005
Guarantees and sureties, granted to:	69,269
- unconsolidated related parties	1,492
- other entities	67,777
Other contingent liabilities:	866,183
- liabilities in respect of excise tax liabilities	819,459
- other	46,724
- Total contingent liabilities of PKN Orlen Group	935,452

(all amounts in PLN thousand)

(b) Tax investment relief

In accordance with the Decree on Investment Expenditure and in line with article 18a of the Corporate Income Tax Act (in force till 31 December 1999) and article 3.1 of the Amendment of 20 November 1999 to the Corporate Income Tax Act (in force from 1 January 2000), the taxpayer is entitled to deduct investment expenditures from the tax base in a given tax year and in the following tax year a half of the previously deducted amount, i.e. the so-called investment premium. In the years 1998-2003, the Group companies benefited from their entitlement to the following investment relieves and premiums (amounts deducted from income):

PKN Group	Investment relief	Investment premium
2001	98,927	43,750
2002	14,234	49,222
2003	-	6,923
	-------	------
Total	113,161	99,895
	======	=====

The tax relieves and premiums are conditional. The Corporate Income Tax regulations assumes loss of the entitlement to investment relieves if any of the following events occurs within three years from the end of the tax year when the relief has been exercised:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and social insurance liabilities; in respect to VAT, the arrears may not exceed 3% of the output tax;

2) taxpayers transfer – in any form – ownership title to assets to which income deductions or tax exemptions relate; this does not refer to transfer of ownership resulting from a change in the legal personality, business combinations or separation of business entities carried out in compliance with the Commercial Code's regulations;

3) there are no longer grounds for recognition as the taxpayer's assets those fixed assets which have been adopted for chargeable use under tenancy, lease or similar agreements;

4) the taxpayer is subject to liquidation proceedings or its bankruptcy has been declared;

5) the taxpayer receives any form of reimbursement of investment expenditure;

Tax authorities may also deny a claim to tax allowances if the tax payer has been charged with outstanding tax liabilities at the moment in which the tax incentives deduction were recognized.

In accordance with the Amendment of 20 November 1998 to the Corporate Income Tax Act (Journal of Laws No. 144, item 931) when the title to deductions made under Art.18a of the Corporate Income Tax Act (in force to 31 December 1999) and Art. 3.1 of the Amendment of 20 November 1999 to the Corporate Income Tax Act (in force from 1 January 2000) no longer exists due to circumstances mentioned under paragraph 1) above, it is assumed that the title is not lost if the taxpayer makes adjustments to its tax return and settles the tax arrears with accrued interest or settles the arrears with interest within 14 days from the decision of the first instance authority defining the tax liability.

Regarding purchase of assets in the Czech Republic, PKN Orlen Group is subject to the regulations of Tax Investment Relieves Act and Corporate Income Tax Act binding in the Czech Republic. According to these regulations tax investment relieves of companies belonging to Unipetrol Group are of conditional nature. Non compliance with specified conditions may result in a loss of tax investment relief and an obligation to return received relieves (i.e. the repayment of unpaid tax liability for all the years when tax investment relieves were granted) increased by the relevant penalties and fines.

Effective May 2000, non compliance with the regulations imposed by Corporate Income Tax Act and Tax Investment Relieves Act results in the following:

a) if the condition related to the maximum decrease of tax base is not met, an investing entity is obliged to submit additional tax return (on the basis of which additional tax liability will be imposed) for the period during which the condition was not met;

(all amounts in PLN thousand)

b) if general conditions are not met (except for the condition mentioned in point a), a taxpayer loses the right to tax investment relief and is obliged to submit additional tax returns for every period during which the tax investment relief was used. It indicates that in such a case the investing entity is obliged to return all of the granted tax investment relieves, to settle all tax liabilities from which it was released over the period of the relief, and the relevant penalties and charges.

Unipetrol Group companies were granted with tax investment relieves in the amount of PLN 282 million in the years 2000–2001; it is planned to utilise PLN 51 million out of that amount until 2007.

(c) Contingent liability in excise tax of Rafineria Trzebinia S.A.

On 15 October 2004, the Head of the Customs Office in Kraków instituted tax proceedings in order to determine the excise tax liability at Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all the necessary expert opinions confirming correctness of the applied classification of goods taxable with 0% rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter in the court of second instance.
On 5 May 2005, in reply to its motion, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.
On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined the Company's appeal of 12 April 2005, against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.
On 28 July 2005, the Head of the Customs Office in Kraków, upon receipt of the Customs Chamber decision, without providing any further evidence in the case determined an excise tax liability for May-September 2004 at total PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all the necessary opinions confirming correctness of the applied classification of goods taxable with 0% rate, which according to the Management Board guarantees a positive outcome of the proceedings.
On 9 August 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the above decisions and a motion to suspend execution of the decisions until the case is decided by the second instance authority.

On 11 August 2005, the Head of the Customs Office in Kraków, having examined the Company's appeal of 8 August 2005, suspended the decision in respect of setting the excise tax liability for the period May-August 2004 at about PLN 100 million. As at the date of preparation of these consolidated financial statements, the outcome of the above appeal was not known.

Currently, apart from the aforementioned proceedings initiated by the Customs Office in Kraków, acting under the authorisation from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003.
As at the date of preparation of these financial statements, the final outcome of the above control proceedings as well as a potential impact of control extended to other periods were not yet known.

On 25 November 2004, the Supervisory Board of Rafineria Trzebinia S.A. adopted a resolution on performing a tax audit for the period from 2000 to 2004, including a review of correctness of procedures and correctness of tax settlements to be summarised in 'Report on agreed upon procedures concerning review of control procedures at Rafineria Trzebinia S.A.' The 2000-2004 tax audit was completed and its results presented to the Supervisory Board.

On 22 April 2005, having received the first stage report on control procedures, the Supervisory Board of Rafineria Trzebinia ordered the second detailed stage of the 'Report on agreed upon procedures' which would involve an analysis of transactions in the selected areas of the company's activity. As at the date of preparation of these consolidated financial statements the outcome of the second stage control was not yet known.

(d) Power transfer fee in settlements with Zaklad Energetyczny Płock S.A.

According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Laws No. 1 dated 15 January 2001), the method of calculation of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree, a different method of power transfer fee

(all amounts in PLN thousand)

settlement has been allowed. Following the decision of the Chairman of the Energy Regulatory Office the electricity sale agreement between Zakład Energetyczny Płock S.A. ('ZEP S.A.') and PKN ORLEN S.A. was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. Zakład Energetyczny Plock S.A. called on PKN ORLEN S.A. to compromise agreement, as the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against Zakład Energetyczny Plock S.A. The Company's Management estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created provision for that purpose in the amount of PLN 9,781 thousand.
As a consequence of the negative court decision PKN ORLEN S.A. was obliged to pay a liability connected with the so called system fee to Zakład Energetyczny Plock S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the business risk provision was increased by PLN 28,179 thousand to cover the whole claim.
The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN SA is an outside intervener, is decided. On 3 August 2005 a complaint was filed against the above decision of stay of proceedings.

(e) Anti-monopoly proceedings

As at the date of the preparation of the report, the Company was a party in two anti-monopoly proceedings.

Upon to the decision of the Chairman of the Consumer and Competition Protection Office ('CCPO') from 21 March 2005, an anti-trust proceeding was started in connection with a suspicion that PKN ORLEN S.A. in Płock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of petrol Universal 95 through an unanimous decision to give up production and distribution of petrol Universal 95 and eliminating the competition on the domestic sale market of petrol Universal 95 as well as excluding the risk of the market take-over by the competition.
Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave replies to queries set by CCPO. Replies to the further queries made by CCPO were sent on 5 May 2005.
The proceedings to take evidence are pending. They are prolonged due to motions filed by PKN ORLEN in order to limit access rights to evidence and due to respective decisions which are to be issued in this respect by the Chairman of the CCPO and which may be sued at the Consumer and Competition Court. As the proceedings are at their earliest stage, it is difficult to assess the risk that PKN ORLEN may be fined.

On 21 March 2005, the Company received a letter in which the Chairman of the CCPO requested information on monoethylene glycol and 'Petrygo' radiator liquid market in years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze liquid to radiators 'Petrygo' and prices for monoethylene glycols. In these proceedings OPCC issued a decision imposing penalty in the amount of PLN 40 million. The Company appealed to Anti-Monopoly Court against the negative decision of CCPO. On 13 August 2001 the Anti-Monopoly Court annulled fully the decision of CCPO, which accused PKN ORLEN S.A. of applying monopolistic practice, at the same time annulling the cash penalty. Consequently in 2001 due to this fact the provision was fully reversed. CCPO applied on 4 October 2001 to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the District Court from 13 August 2001.
The case was conducted again by District Court in Warsaw and Consumer and Competition Court (former Anti-Monopoly Court), which on the hearing on 21 July 2004 pronounced the judgment again revoking the complaint decision of CCPO.
Due to the received letter PKN ORLEN S.A. replied to queries of CCPO on 11 April 2005. Simultaneously CCPO approved prolongation of the period for responding to queries up to 6 May 2005 concerning determining the proper geographical market of monoethylene glycol. A response defining adequate geographical markets of monoethylene glycol was sent to CCPO on 6 May 2005. Upon the CCPO's request, additional information was provided on 18 May 2005.

The proceedings to take evidence are still pending. They are prolonged due to motions filed by PKN ORLEN SA and the petitioner in order to limit access rights to evidence and due to respective decisions that need to be issued in this respect by the Chairman of the CCPO and which may be sued at the Consumer and Competition Court.

As the above proceedings are at their initial stage it is difficult to assess the risk of a fine which might again be imposed on PKN ORLEN. Due to elapse of time and considerable changes in the business environment where PKN ORLEN operates, the risk of a fine is insignificant.

In both proceedings PKN ORLEN S.A. is represented by the legal office Kancelaria Adwokacka Prawa i Konkurencji based on the power of attorney granted by the Company's Board.

(all amounts in PLN thousand)

The financial statements do not include provisions related to the above proceedings as in the view of PKN ORLEN S.A. Management Board, supported by an independent legal opinion, risk that the Company would be charged with a fine is limited.

(f) Employee compensation plan

On 14 June 2005, due to announced Programme of Restructuring of Regional Organization Units, the Regulations for group redundancy dismissals in the Regional Organization Unit were issued.
The regulations embraced all the employees working in the areas covered by the Programme who in the period when the Programme was in operation would file a statement of will on termination of the employment contracts by mutual agreement of the parties or who would be dismissed by the employer for reasons concerning the employer.
The employees are entitled to one-off cash benefits due to termination of the employment contracts by mutual agreement of the parties for reasons not caused by employees in the period when the Regulations are effective. The amount of the benefit is the 12-fold employee's remuneration or PLN 50,000 increased by PLN 4,000 for each commenced year of service at employers within PKN ORLEN S.A. and its legal predecessors.
The above benefits contain benefits and allowances to which employees are entitled under the generally binding law, in particular in accordance with the Act of 13 March 2003 on particular rules for termination of employment contracts for reasons concerning the employer (Journal of Laws No. 90, item 844 as amended), and other benefits and allowances to which employees are entitled on the basis of other internal deeds and agreements.

Additionally, in order to facilitate finding other places of employment or launching business activity, the employees have a right to participate in training selected by the employee, organized by PKN ORLEN S.A., which cost will be fully or partially covered by the employer to the amount of PLN 2,000.

(g) Shield programmes

Due to programmes of employment restructuring carried out in the Company, the shield programmes are being introduced including additional compensations related to redundancy for reasons concerning the employer.
As a result the Company made a provision for 2004 costs of PLN 70 million and a provision for 2005 costs of PLN 54 million.

(h) Claims and disputes before court

In accordance with an agreement of 20 December 2002, Tankpol Sp. z o.o. ('Tankpol') transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ('Petrotank') in exchange for receivables due from Tankpol. On 30 October 2003, a suit was filed at court against PKN ORLEN for compensation of PLN 69,898 thousand or return of the transferred shares. On 26 January 2004 Tankpol modified its claim and demanded PLN 36,383 thousand or return the transferred shares. Tankpol supported the suit with a new valuation of Petrotank for PLN 232,147 thousand. As a result of the proceedings, on 22 March 2005 the Court dismissed Tankpol Sp. z o.o. suit. Tankpol appealed against the verdict. In the view of the Company's Management Board, based on an independent legal opinion, the final result of the dispute should not have a material impact on the presented financial results or settlements' balances.

(i) Polish tax regulations

Poland has currently a number of regulations in force concerning value added tax, excise tax, corporate income tax and social security. The tax law is often amended, which results in lack of clarity and inconsistencies. The frequent discrepancies in tax law interpretations provided within state authorities and between state authorities and taxpayers generate uncertainty and conflicts concerning the interpreted issues. Tax settlements and other regulated areas of activity (for instance customs and foreign exchange control) are controlled by the respective authorities which are entitled by law to impose high fines, penalties and related interest. Due to the above, the tax risk in Poland is substantially higher than typical for countries with better developed taxation systems.

There are no formal procedures in Poland for determining the final taxation charge. Tax settlements may be subject to tax control over five years since the end of the calendar year when the tax liability reached its maturity. There is a risk that respective authorities adopt a different interpretation of the tax law than the Group companies, which could have a significant impact on their tax liabilities.

(all amounts in PLN thousand)

(j) Fixed assets located on the land with unsettled legal status

The Group possesses and presents in its assets a number of petrol stations and other constructions on the sites with unsettled legal status. The book value of fixed assets attributed to land with unsettled legal status amounted to PLN 19 million as at 31 December 2004 and PLN 17 million as at 30 June 2005.

(k) Disposal of stake in NOM Sp. z o.o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ('NOM') shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ('PSE'). The 'put' price amounted to PLN 111.5 million and was calculated as a sum of nominal value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.
On 20 October 2003, PSE filed a suit to the Arbitration Court of the Polish Chamber of Commerce in Warsaw, regarding the determination of the invalidity of the shares sales agreement.
On 26 April 2005 the Company received a sentence of the Arbitration Court of the Polish Chamber of Commerce in Warsaw. The sentence of the arbitration court is unfavourable for the Company. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable was changed. The Company provided an allowance for receivable in the amount of PLN 111.5 million presented in the financial statements for the year 2004.
On 20 May 2005 the Company filed a complaint at the District Court in Warsaw for quash the above judgment of the arbitration court and applied for suspending the execution of the court sentence.
On 26 June 2005, the District Court rejected the application for suspending of execution of the arbitration court judgment.
On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111.5 million.
On 8 August 2005 PKN ORLEN received PSE letter where PSE stated it was not bound to settle the penalty.
On 5 August 2005 PKN ORLEN filed at the Arbitration Court of the Polish Chamber of Commerce in Warsaw a suit for adjudication of the contractual penalty of PLN 111.5 million.
On 15 September 2005 filed at the Arbitration Court of the Polish Chamber of Commerce in Warsaw an amended suit for adjudication of contractual penalty of PLN 33,453 thousand.
The District Court in Warsaw has not arrived at any judgement in respect of the complaint issued by PKN ORLEN until the date of preparation of these consolidated financial statements. After completion of the legal proceedings related to the sale of shares in NOM, the Company would perform appropriate adjustments to its financial statements, should it prove necessary.

(l) Pledge on Basell ORLEN Polyolefins Sp. z o.o. ("BOP") shares

Pursuant to the registered share pledge agreement dated 19 December 2003 PKN ORLEN S.A. established for the benefit of Kredyt Bank S.A. located in Warsaw acting as the Security Agent ('Security Agent') a registered pledge for all shares held by PKN ORLEN in the share capital of BOP, i.e. 907,398 shares of nominal value of PLN 500 each, representing 50% of BOP share capital entitling to 50% voting rights at the general Shareholders' Meeting of BOP. The condition for the effective establishment of the registered pledge was the entry on 23 January 2004 in the pledge register kept by the applicable court.
The pledge established pursuant to the share pledge agreement of 19 December 2003 secures the repayment by BOP the present and future pecuniary claims to the Security Agent, under the Collateral Agreement concluded between entities financing BOP, to the maximum amount of the pledge of EUR 750 million.

m) Tax review at ORLEN Oil Sp. z o.o.

On 13 December 2004, the Supervisory Board of Orlen Oil Sp. z o.o. adopted a resolution to conduct a tax audit for the period from 2000 to the present date, including the control of correctness of the Company's procedures and controls of settling tax liabilities which would be summarised in 'Report on agreed upon procedures concerning review of control procedures at Orlen Oil Sp. z o.o.' As at the date of preparation of these consolidated financial statements, both the tax and forensic audits did not reveal any significant risks nor discrepancies.

n) Tax review at Rafineria Nafty Jedlicze S.A.

On 17 December 2004 the Supervisory Board of Rafineria Nafty Jedlicze S.A. adopted a resolution to conduct a tax audit for the period from 2000 to the present date, including the control of correctness of the Company's procedures and controls of settling tax liabilities which would be summarised in 'Report on agreed upon procedures concerning review

(all amounts in PLN thousand)

of control procedures at Rafineria Nafty Jedlicze S.A.' As at the date of preparation of these consolidated financial statements, the tax audit did not disclose risks which estimated value would have a significant impact on the company's operations

o) Court proceedings against Benzyna a.s. ("Firm")

As a part of the court proceedings which have been pending from August 2001, the Anti-Monopoly Office announced a ruling on violation of the Economic Competition Protection Act. As a result, the Firm was punished with a fine of CZK 98 million.

The fine was reimbursed to the Firm on 29 July 2004.
The first instance ruling of the Anti-Monopoly Office was invalidated due to serious failures presented in the Firm's appeal; the Firm's Management believes that the District Court will issue a favourable verdict for the Firm.

However, taking into account repetitive rulings of the Anti-Monopoly Office concerning the fine and the fact that the court has not issued the verdict yet, the Firm recognised a provision for a potential fine of CZK 98 million.

p) Other risks

As described in Note 17 of additional information and explanations the Company recognised in the balance sheet as at 30 June 2005 the balance of the provision for reclamation of land based on the analysis prepared by independent experts, taking into account the effective regulations and current practice in this respect. Potential future changes in regulations and practices concerning environmental protection may influence the amount of the provision in future periods.

32. Remuneration, together with remuneration from profit paid to the Management Board and the Supervisory Board and the key executive personnel in accordance with IAS 24

Management Board remuneration includes salaries, bonuses, annual bonus and equivalent for unused annual holiday.

The remuneration paid to the Management Board, Supervisory Board and key executive personnel amounted to:

	for 6 months ended 30 June 2005 (unaudited)	for 6 months ended 30 June 2004 (unaudited)
Parent's Management Board*	11,490	11,375
Parent's Supervisory Board	400	436
Parent's key executive personnel **	8,680	5,998
Group key management personnel***	18,886	20,337
Total	**39,456**	**38,146**

* In the period of 6 months ended 30 June 2005 the remuneration to former Board members amounted to PLN 7,008 thousand.
** In the period of 6 months ended 30 June 2004 the remuneration was paid to 27 members of key executive personnel and in the period of 6 months ended 30 June 2005 to 34 members.
*** Management Boards, Supervisory Boards and key executive personnel of the Group companies.

(all amounts in PLN thousand)

33. Employment structure

Average employment by category was as follows:

	for 6 months ended 30 June 2005* (unaudited)	for 6 months ended 30 June 2004 (unaudited)
Blue collar workers	11,551	7,638
White collar workers	9,862	6,983
	21,413	**14,621**

The employment level as at 30 June 2005 amounted to 21,338 persons and as at 31 December 2004 14,296 persons.
* The average employment in PKN Orlen Group includes the average employment of the Unipetrol Group for the period from 1 January 2005 to 30 June 2005.

34. Post balance sheet events

1. On 12 August 2005, the Company submitted at the Czech Securities and Exchange Commission (CSEC') applications for obtaining a permit for mandatory public calls for shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s.

The prices offered by PKN ORLEN were: CZK 135 for one share of UNIPETROL, a.s., CZK 978 for one share of PARAMO, a.s. and CZK 155 for one share of SPOLANA, a.s.

Prior applications submitted by PKN ORLEN were not approved by the CSEC due to incorrectness of the attached pricing methodology designed by an independent expert, NS Group. PKN ORLEN applied the highest standards of transparency and paid special attention to proper preparation of the new applications and hoped that the prices offered by PKN ORLEN fully reflected the pricing in accordance with the methodology complying with the expectations of CSEC.

2. On 26 August 2005, PKN ORLEN obtained a permit from the Czech Securities and Exchange Commission for mandatory calls for sale of shares held by minority shareholders of UNIPETROL a.s., SPOLANA a.s. oraz PARAMO a.s.

The applications were finally approved and the prices were as follows: CZK 139 per share of UNIPETROL a.s., CZK 155 per share for SPOLANA a.s. and CZK 978 per share for PARAMO a.s.

The calls for shares will be valid at the date of publication in formal public announcements defined in Unipetrol Statutes.

35. Additional information

a) Restructuring of the southern assets

Rafineria Nafty Jedlicze, Rafineria Trzebinia and ORLEN OIL participate in the Project of 'Restructuring of southern assets of the PKN ORLEN S.A. Group'. The Project aims at optimisation and consolidation of manufacture and sale of fuel, motor and lubricating oils and paraffin at the PKN ORLEN S.A. Group.
On 5 July 2005 the Management Board adopted 'Restructuring plan for southern assets' thus accepting the restructuring objectives.

(all amounts in PLN thousand)

b) Purchase of UNIPETROL shares

On 24 May 2005, the Company acquired 114,224,038 bearer shares in UNIPETROL a.s., which is approximately 62.99% of all issued Unipetrol a.s shares. The acquisition was made under the agreement concluded by PKN ORLEN on 4 June 2004 with the National Property Fund of the Czech Republic.
Unipetrol is a group of companies operating in the chemical sector in the Czech Republic, mainly in activities related to processing of crude oil, fuel distribution, production of fertilizers and petrochemicals. In all those activities Unipetrol is a main representative of the industry sector in the Czech Republic and Central Europe. The Unipetrol Group consists mainly of the following companies:

- Ceska Rafinerska (a joint venture, combined with: AgipPetroli, Conoco and Shell) and Paramo – the largest manufacturer of fuels, bitumin and other products related to refining of the crude oil;
- Chemopetrol, Kaučuk and Spolana – manufacturers of mainly petrochemical products and plastics;
- Benzina – the largest network of petrol stations in the Czech Republic.

The Unipetrol Group has the following associates: Lovochemie – an important manufacturer of industrial fertilizers and other non-organic chemical products, Aliachem – a group of enterprises engaged in organic and non-organic chemical products, plastics production, and a few entities operating in the area of distribution, research and services.

As a result of the transaction of the purchase of Unipetrol the Company acquired the following categories of assets, liabilities and contingent liabilities of the acquired company and settled the transaction as follows using the purchase method:

Initial fair value of assets and liabilities by main categories:	
Cash and cash equivalents	220,107
Property, plant and equipment*	7,008,720
Inventories	1,138,412
Receivables	1,912,516
Other assets	1,096,804
Provisions	(143,558)
Long-term liabilities	(1,266,024)
Short-term liabilities	(3,006,451)
Contingent liabilities	(63,927)
Other liabilities**	(845,436)
Net assets of Unipetrol at fair value	6,051,163
Share of PKN ORLEN in the net assets of Unipetrol	3,811,628
Purchase price	1,562,197
Adjustment of purchase price according to the price formula included in the agreement	221,295
Acquisition costs***	23,108
The excess of the share in the net consolidated assets over the acquisition cost, included in other operating income	2,005,028
Share of PKN ORLEN in the net assets of Unipetrol	3,811,628
The excess of the share in the net consolidated assets over the acquisition cost, included in other operating income	(2,005,028)
Total outflow of cash	1,806,600
Adjustment of purchase price, unpaid as at the balance sheet date	(221,295)
Acquisition costs	(23,108)
Cash outflow relating to purchase of Unipetrol Group until 30 June 2005	1,562,197

* Including initial fair value valuation in the amount of PLN 1,358,615 thousand.
** Including deferred tax on initial fair value valuation in the amount of PLN 353,240 thousand (calculated using the 26% tax rate, valid in the Czech Republic)
*** The acquisition costs comprise advisory services expenses, business travel etc.

PKN ORLEN intends to conduct the restructuring of the UNIPETROL Group.

Due to a large number of the acquired assets and liabilities of Unipetrol Group, PKN ORLEN is currently engaged in the process of their valuation to fair value. The PKN ORLEN Group recognised a preliminary effect of the valuation of the acquired net property, plant and equipment except for the assets of Česka Rafinerska. The lack of Česka Rafinerska valuation resulted from the limitation of access to the relevant data since, according to the Česka Rafinerska's Company

(all amounts in PLN thousand)

Act, financial data may only be made available to shareholders upon a resolution of General Shareholder's Meeting. PKN Orlen was granted with a limited access to the relevant data which disabled conducting of valuation process according to the schedule set afore.
Simultaneously, the process of defining the final acquisition price is at the final stage. The Management Board of PKN ORLEN and the National Property Fund of the Czech Republic are obliged either to approve the newly established price or announce any reservations to the pricing. Consequently, the initial value of the acquired assets and liabilities, the purchase price and the excess of the share in consolidated net assets over the acquisition cost may diverge from the final valuation. The final settlement of the transaction may also be influenced by the increase in acquisition costs relating to the pending valuation processes aimed at final settlement of the transaction and restructuring of the acquired assets. Upon completion of all the relevant processes, the calculation of the excess of the share in net consolidated assets over the acquisition cost may differ significantly from the one presented above.

According to the Management Board, the final settlement of the transaction should be performed by the end of 2005.

PKN ORLEN has been consolidating the Unipetrol Group using the full method since the acquisition date.

In accordance with IFRS 3 'Business Combinations', the below table presents the consolidated revenues and financial result of the PKN ORLEN Group (including consolidated financial data of Unipetrol for the period from 1 January 2005 to 30 June 2005), as if the acquisition date coincided with the beginning of the period.

	For the first half of 2005
Revenues from sale	22 030 438
Operating revenues	2 257 684
Financial revenues	500 554
Financial result	3 561 787

c) Sale agreement of part of assets and liabilities regarding the purchase of shares of Unipetrol

In 2003-2004, the former Management Board of PKN Orlen concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of Unipetrol Group companies. The present Management Board of the Company, having analysed the consequences resulting from the above agreements and having consulted with recognised independent experts, adopted and presented to the Supervisory Board a proceeding strategy, taking into account the best interest of the Company and its shareholders related to execution of the agreements. As a consequence the Management Board is proceeding with formal correspondence with Agrofert Holding a.s., and ConocoPhillips and Unipetrol in respect of the signed agreements. Therefore the Management Board of PKN Orlen cannot disclose detailed information concerning the conducted negotiations.

As a consequence of the above mentioned agreements, PKN ORLEN created provisions to cover the potential negative financial effects related to execution of the agreements.

PKN ORLEN addressed Agrofert Holding with a suggestion of disclosing particulars of the agreements a number of times, yet as at the date of publication of these statements it did not obtain a consent for disclosing their full content.
Agrofert agreed to disclose only portions of the agreements which it also presented at the press conference on 13 September 2005. PKN ORLEN SA still highlights its readiness to publish the agreements in their full wording yet after it obtains the relevant consent from Agrofert.

PKN ORLEN SA Management Board wishes to underline the fact that all actions it has undertaken are transparent and ethical, and the same conduct is expected form other entities. The Management Board is determined to explain the circumstances affecting PKN ORLEN and focus on developing a brand value for UNIPETROL and its shareholders.

d) Agreement with DEZA a.s.

The Management Board of Unipetrol a.s. informed on 2 September 2005, that on 22 August 2005, it received letters from DEZA a.s. (one of Agrobohemie a.s. shareholders) requesting to enable execution of call option for 50% of shares in Agrobohemie a.s., accordingly to the agreements signed between Unipetrol and DEZA on 12 October 2000. Having analysed available documents and received letters, the Management Board concluded, that the agreements contain vital legal faults (and additionally are not compliant with best market practice). Enumerated factors did not allow the Management Board of UNIPETROL a.s. to accept the request of DEZA a.s. As a consequence on 1 September 2005 the

(all amounts in PLN thousand)

Management Board of Unipertol offered DEZA a.s. to modify those documents in order to ensure complance with the binding Czech law, accepted standards and best market practice.

e) Polkomtel S.A.

On 17 December 2004, an agreement of the Polish shareholders of Polkomtel S.A. was established in respect of intention of public offering of Polkomtel S.A. shares. During the reporting period the afore mentioned shareholders cooperated on the restructuring of share capital of Polkomtel. Having consulted financial and legal advisors, the shareholders examined and evaluated different options for public offering of Polkomtel S.A. shares, in particular by sale of all or a portion of the currently owned shares to Vodafone and TDC.
PKN ORLEN S.A., KGHM Polska Miedź S.A., Polskie Sieci Elektroenergetyczne S.A. and Węglokoks S.A. concluded 'Shareholders' Cooperation Agreement in Restructuring of Polkomtel S.A. Share Capital'. Negotiations and correspondence with foreign shareholders are conducted in order to define conditions for maximising of the value of Polkomtel S.A. shares by the Polish shareholders.

36. Impact on prior period results

Due to the fact that effective 1 January 2005 the Group has been preparing its consolidated financial statements in accordance with IFRSs for statutory purposes, the below table presents the major differences identified and reported by the Group between IFRSs adopted by the European Union and Polish accounting standards (PASs) with respect to changes in the opening balance of equity as at 1 January 2005 and comparative data in respect of the net profit for the period ended 31 December 2004.

	Net profit for 12 months period ended 31 December 2004 (unaudited)	**Net profit for 6 months ended 30 June 2004 (unaudited)**
Consolidated according to PASs	2,588,981	1,028,855
Reversal of capitalised borrowing costs	8,011	3,667
Deferred tax on capitalised borrowing costs	(1,522)	(697)
Valuation of property, plant and equipment at fair value	(155,004)	(69,078)
Deferred tax on valuation of property, plant and equipment at fair value	30,413	13,549
Alternative treatment of the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost	(27,758)	(17,728)
Reversal of goodwill amortisation	5,765	2,814
Impairment of property, plant and equipment of ORLEN Deutschland AG	(65,381)	(65,381)
Distribution of profit other than dividends	(4,176)	(4,176)
Other	5,654	(11,585)
Consolidated according to IFRSs	**2,384,983**	**880,240**

(all amounts in PLN thousand)

	Net assets as at 31 December 2004 (unaudited)	Net assets as at 30 June 2004 (unaudited)	Net assets as at 1 January 2004 (unaudited)
Consolidated in accordance with PASs	11,826,556	10,330,621	9,581,948
Reversal of capitalised borrowing costs	(63,745)	(68,088)	(71,755)
Deferred tax on capitalised borrowing costs	12,111	12,937	13,633
Valuation of property, plant and equipment at fair value	1,122,628	1,208,403	1,278,183
Deferred tax on valuation of property, plant and equipment at fair value	(204,506)	(221,372)	(234,920)
Alternative treatment of the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost	273,611	283,641	301,369
Reversal of goodwill amortisation	5,765	2,814	-
Impairment of property, plant and equipment of ORLEN Deutschland AG	(65,381)	(65,381)	-
Other	70,563	53,324	61,170
Consolidated according to IFRSs	**12,977,602**	**11,536,899**	**10,929,628**

a. Reversal of capitalised borrowing costs

In accordance with PASs borrowing costs resulting from investment loans were stated as investment expenditure. Other financial expenses were recognised in the profit and loss when incurred. In the financial statements prepared in accordance with IFRSs, the borrowings costs, including foreign exchange differences related to loans and borrowings in foreign currencies, are recognised in the profit and loss statement in the period to which they refer.

b. Alternative treatment of the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

In accordance with PASs, the Company settled the excess of fair value of identifiable assets, liabilities and contingent liabilities above acquisition cost to revenues over the period from 2 to 5 years.
Under IFRS 3, the excess of fair value of identifiable assets, liabilities and contingent liabilities above acquisition cost was recognised as retained earnings.

c. Reversal of goodwill amortization

In accordance with PASs goodwill was amortised on a straight line basis over the period not longer than 5 years and presented in the profit and loss as other operating expenses. In the financial statements prepared in accordance IFRSs, goodwill is not amortised yet decreased by impairment allowances.

d. Impairment of property, plant and equipment of ORLEN Deutschland AG

Due to the change in the policy discussed in detail under b) above, ORLEN Deutschland AG recognised an excess of net fair value of identifiable assets, liabilities and contingent liabilities above acquisition cost in equity as at 1 January 2005. Consequently, for the purpose of consolidated annual financial statements the impairment allowance for property, plant and equipment of ORLEN Deutschland AG was increased by the amount reflecting the above change in the accounting principles and recognised in 2004 financial result.

e. Consolidation of BOP by proportionate method

PKN ORLEN S.A. possesses a 50% share in a joint-venture enterprise, Basell ORLEN Polyolefins Sp. z o.o., engaged in manufacture, distribution and sale of polyolefins.

(all amounts in PLN thousand)

In the records presented for the first half of 2004 and the first half of 2005, Basell ORLEN Polyolefins Sp. z o.o. has been consolidated by proportionate method. In the prior periods BOP was presented by the equity method.
As at 30 June 2005 and 31 December 2004 and for the periods of 6 months ended 30 June 2005 and 30 June 2004, the Group share in assets, liabilities, revenues and costs of BOP was as follows:

	30 June 2005 (unaudited)	**31 December 2004 (unaudited)**
Current assets	152,996	168,681
Non-current assets	929,818	860,901
Short-term liabilities	90,370	152,590
Long-term liabilities	459,799	346,785

	I half ended 30 June 2005 (unaudited)	**I half ended 30 June 2004 (unaudited)**
Revenues	253,802	240,067
Cost of goods, merchandise and materials sold	(223,618)	(209,690)
General and administrative expenses	(4,321)	(3,526)
Financial expenses	(13,925)	(5,936)
Profit before tax	12,032	22,487
Income tax expense	(2,094)	(4,318)
Net profit	9,939	18,170

37. Differences between data disclosed in the consolidated financial statements for the I half of 2005 and the Current Report published on 16 August 2005:

Changes in comparison to data published in current report dated 16 August 2005 having influence on net profit and equity:

	Net profit	Equity
Data presented in condensed consolidated report for two quarters of 2005, published on 16 August 2005	1,316,141	13,357,673
Consolidation of Unipetrol a.s. Group	2,019,957	4,225,501
Data presented in consolidated financial statements for the I half of 2005	3,336,098	17,583,174

38. Other

These consolidated financial statements were authenticated by the Company's Management Board at the Company's premises on 26 September 2005.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....
President
Igor Chalupec

....
Vice-President
Wojciech Heydel

....
Vice-President
Jan Maciejewicz

....
Vice-President
Cezary Smorszczewski

....
Member of the Board
Paweł Szymański

....
Member of the Board
Dariusz Witkowski

Płock, 26th September 2005

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim ResultsUnconsolidated
Released	18:38 29-Sep-05
Number	9925R

PKN ORLEN S.A. hereby publishes Unconsolidated Financial Statements for the half-year periods ended 30 June 2005 and 30 June 2004 prepared in accordance with IFRS together with an independent auditor's review report. To see the statement please download the PDF file.

http://www.rns-pdf.londonstockexchange.com/rns/9925r_-2005-9-29.pdf

END

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KPMG

KPMG Audyt Sp. z o.o.
ul. Chlodna 51
00-867 Warszawa, Polska

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
contact_us@kpmg.pl
www.kpmg.pl

INDEPENDENT AUDITORS' REVIEW REPORT ON THE ABBREVIATED INTERIM FINANCIAL STATEMENTS OF PKN ORLEN S.A. FOR THE PERIOD FROM 1 JANUARY 2005 TO 30 JUNE 2005

To the Shareholders of PKN ORLEN S.A.

We have reviewed the accompanying abbreviated interim financial statements of PKN ORLEN S.A. with its registered office in Płock, Chemików 7, that consist of the balance sheet as at 30 June 2005, with total assets and total liabilities and equity of PLN 18,764,807 thousand, the profit and loss account for the period from 1 January 2005 to 30 June 2005 with a net profit of PLN 1,317,902 thousand, the statement of changes in equity for the period from 1 January 2005 to 30 June 2005 with an increase in equity of PLN 388,132 thousand, the cash flow statement for the period from 1 January 2005 to 30 June 2005 with an increase in cash amounting to PLN 29,775 thousand and abbreviated explanatory notes.

Management of the Company is responsible for the preparation and fair presentation of these abbreviated interim financial statements in accordance with the Decree of the Council of Ministers dated 21st of March 2005 on current and periodical statements provided by issuers of securities (Official Journal from 2005, No.49, item 463) which states that an issuer, being a parent company, is not required to submit separate interim financial statements, provided that abbreviated interim financial statements comprising of: a balance sheet, profit and loss account, statement of changes in equity, cash flow statement and abbreviated explanatory notes, including information and data which is significant for assessment of the issuer's financial position and financial performance and which is not included in the interim consolidated financial statements, are presented with the interim consolidated financial statements. Our responsibility is to issue a report on these abbreviated interim financial statements, based on our review. The financial statements of PKN ORLEN S.A. as at 31 December 2004, before the transition described in note 1.2 "First-time adoption of International Financial Reporting Standards" of explanatory notes, was audited by another independent auditor, who issued an opinion without qualification to these financial statements, dated 31 March 2005.

We conducted our review in accordance with International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* and with Standard No. 4 of the professional standards issued by the Polish National Council of Certified Auditors. A review of abbreviated interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG

Based on our review, nothing has come to our attention that causes us to believe that the accompanying abbreviated interim financial statements of PKN ORLEN S.A. including note 1.2 "First-time adoption of International Financial Reporting Standards" do are not prepared, in all material respects, in accordance with accounting principles as described in note 1.2 of the abbreviated explanatory notes to these abbreviated interim financial statements.

Without qualifying our report, we draw attention to following issues:

- The comparative information as at and for the six months ended 30 June 2004, before the transition described in note 1.2 "First-time adoption of International Financial Reporting Standards" of explanatory notes, were subject to review by another independent auditor.

- Note 1.2 to the abbreviated interim financial statements explains the Company's transition to International Financial Reporting Standards as adopted by the European Union. The abbreviated interim financial statements have been prepared in accordance with accounting standards adopted by the European Union that are issued and available for early adoption as of 31 December 2005, the Company's first annual reporting date at which it is required to use accounting standards adopted by the European Union. However, the accounting standards adopted by the European Union that will be effective as of 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty at the time of preparing this abbreviated interim financial statements. Accordingly, there is a possibility that the Company's management may determine that changes to the accounting policies adopted in preparing the abbreviated interim financial statements are necessary when it prepares its first annual financial statements in accordance with accounting standards adopted by the European Union as of 31 December 2005.

- In accordance with IFRS 1 the Company is currently in the process of valuing of fixed assets at fair value. The preliminary results of this valuation have been recognised in the accompanying abbreviated interim financial statements of the PKN ORLEN S.A.

....
Certified Auditor 9451/7175
Leszek Dubicki,
Member of the Board of Directors

....
On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Board of Directors

Warsaw, 26 September 2005

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

STANDALONE CONDENSED FINANCIAL STATEMENTS
FOR THE HALF-YEAR PERIODS
ENDED 30 JUNE 2005 AND 30 JUNE 2004
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

AND INDEPENDENT AUDITOR'S REVIEW REPORT

(in thousand PLN)

Data in respect of MSSF condensed standalone financial statement				
SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	2005 - I half	2004 - I half	2005 - I half	2004 - I half
I. Net revenues from sale of finished goods, merchandise and raw materials	9 748 797	8 108 485	2 389 118	1 987 130
II. Profit / (Loss) on operations	1 344 876	1 006 530	329 586	246 668
III. Gross profit	1 661 470	1 106 565	407 173	271 184
IV. Net profit	1 317 902	891 857	322 976	218 566
V. Net cash provided by operating activities	718 030	1 036 890	175 966	254 109
VI. Net cash used in investing activities	(944 093)	(381 696)	(231 367)	(93 541)
VII. Net cash provided by / (used in) financing activities	255 838	(403 013)	62 698	(98 766)
VIII. Net change in cash and cash equivalents	29 775	252 181	7 297	61 802
IX. Profit (loss) per ordinary share for 6 months (in PLN/EUR)	3.08	2.09	0.76	0.51
	as of 30.06.2005	as of 30.06.2004	as of 30.06.2005	as of 30.06.2004
X. Non-current assets	11 760 301	9 874 706	2 910 894	2 444 174
XI. Current assets	7 004 506	5 553 173	1 733 746	1 374 514
XII. Total assets	18 764 807	15 427 879	4 644 639	3 818 687
XIII. Long-term liabilities	2 264 488	2 416 418	560 503	598 108
XIV. Short-term liabilities	4 859 196	3 086 874	1 202 742	764 059
XV. Equity	11 641 123	9 924 587	2 881 395	2 456 520
XVI. Share capital *	1 057 635	1 057 635	261 784	261 784
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value per share (in PLN/EUR)	27.22	23.20	6.74	5.74

* share capital was revalued in accordance with IAS 29

The above data were translated into EUR by the following exchange rates:

- specific positions of assets, equity and liabilities - by the average exchange rate published by the National Bank of Poland as of 30 June 2005 - 4.0401 PLN/EUR
- specific items in profit and loss and cash flows – by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January – 30 June 2005) – 4.0805 PLN/EUR

(in thousand PLN)

Introduction to condensed financial statement

1. **Accounting principles, including valuation of assets and liabilities, measuring the financial result and methods of preparation of financial statement.**

1.1 Format and the basis for preparation of condensed financial statemeny

The format, basis and scope of condensed financial statement were specified by the Regulation of the Council of Ministers of 21 March 2005 on current and periodical information presented by issuers of securities in paragraph § 94.4-5.
According to the above quoted regulation, the issuer, who is a parent company is not obliged to prepare a separate half year report, providing that the condensed financial statements are included in the consolidated half year report, together with the auditor's review report concerning the condensed financial statements, comprising: balance sheet statement, income statement, statements of changes in shareholders equity, cash flow statement and condensed description notes, covering information and data which are material to properly assess the financial position and financial result of the issuer and were not included in the consolidated financial statements.

1.2 Accounting policies

As applicable for standalone financial statements, the accounting policies applied by PKN ORLEN are convergent with policies described in the consolidated financial statements of the Capital Group for the first half of 2005, in which the Company is the parent entity.
From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 par. 1c of the Accounting Act, wording effective from 1 January 2005), has prepared its statutory stand-alone financial statements in accordance with IFRSs approved by the European Commission for 2005.
The impact of changes was included in the financial statement by conversion of the comparative data.

	Net financial result from 01.01.2004 till 30.06.2004	**Net financial result from 01.01.2004 till 31.12.2004**
Data according to PAS	954 669	2 275 645
Derecognizing of capitalized financial expenses	3 544	7 098
Deferred tax	(673)	(1 349)
Valuation of fixed assets at fair value	(76 040)	(158 447)
Deferred tax on valuation of fixed assets at fair value	14 357	28 714
Valuation of shares in foreign currencies using historical exchange rate		14 094
Payments from net profit, other that dividends	(4 000)	(4 000)
Other		
Data according to IFRS	891 857	2 161 755

(in thousand PLN)

	Net assets at 30.06.2004	Net assets at 31.12.2004
Data according to PAS	9 078 472	10 416 439
Derecognizing of capitalized financial expenses	(33 448)	(29 894)
Deferred tax	6 355	5 680
Valuation of fixed assets at fair value	1 109 732	1 027 323
Deferred tax on valuation of fixed assets at fair value	(195 008)	(180 651)
	(41 516)	14 094
Data according to IFRS		
	9 924 587	11 252 991

POLSKI KONCERN NAFTOWY ORLEN S.A.
Condensed standalone balance sheets
as at 30 June 2005, 31 December 2004 and 30 June 2004
(in PLN thousand)

	Notes	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
			(in thousand PLN)	
ASSETS				
Non-current assets				
Property, plant and equipment	1	7 652 059	7 569 696	7 532 203
Intangible assets	2	31 110	29 404	34 978
Long-term financial investments		511 975	498 963	457 769
Investments in associates		3 448 749	1 685 878	1 784 160
Other non-current assets		79 196	32 302	36 544
Perpetual usufruct of land		37 212	24 931	29 052
Total non-current assets		**11 760 301**	**9 841 174**	**9 874 706**
Current assets				
Inventory	3	3 752 993	2 621 975	2 815 115
Trade and other receivables	4	2 538 957	1 908 263	2 044 589
Income tax receivable		-	10 206	-
Short-term investments		200 415	1 261 747	200 843
Short-term prepayments	5	59 930	68 329	90 376
Cash and cash equivalents	6	320 245	291 138	312 864
Other financial assets		131 966	154 018	89 386
Total current assets		**7 004 506**	**6 315 676**	**5 553 173**
Total assets		**18 764 807**	**16 156 850**	**15 427 879**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Equity				
Share capital		534 636	534 636	534 636
Share capital revaluation adjustment		522 999	522 999	522 999
Share premium		1 058 450	1 058 450	1 058 450
Share premium revaluation adjustment		168 803	168 803	168 803
Hedging reserve		57 383	75 943	16 350
Retained earnings		9 298 852	8 892 160	7 623 349
Total equity		**11 641 123**	**11 252 991**	**9 924 587**
Non-current liabilities				
Interest-bearing loans and borrowings		1 423 613	1 407 707	1 596 506
Provisions	7	545 503	498 334	474 504
Deferred tax liabilities		292 179	296 878	345 408
Other non-current liabilities		3 193	-	-
Total non-current liabilities		**2 264 488**	**2 202 919**	**2 416 418**
Current liabilities				
Trade and other liabilities and accrued expenses	9	3 892 877	2 432 232	2 718 269
Provisions	8	553 961	235 447	79 699
Interest-bearing loans and borrowings		342 531	5 863	233 575
Deferred income	10	10 330	6 048	12 052
Income tax liability		56 028	-	25 407
Other current financial liabilities		3 469	21 350	17 872
Total current liabilities		**4 859 196**	**2 700 940**	**3 086 874**
Total equity and liabilities		**18 764 807**	**16 156 850**	**15 427 879**

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
Condensed standalone profit and loss statements
for 6 month periods ended 30 June 2005 and 30 June 2004
(in PLN thousand)

	Notes	for 6 months ended 30 June 2005 (unaudited)	for 6 months ended 30 June 2004 (unaudited)
		(in thousand PLN)	
Operating activities			
Net sale revenues			
Revenues from sale of finished goods		13 903 293	12 210 769
Excise tax and other charges		(4 967 511)	(4 848 496)
Net revenues from sale of finished goods		8 935 782	7 362 273
Net revenues from sale of merchandise and raw materials		813 015	746 212
Total net sale revenues		**9 748 797**	**8 108 485**
Cost of finished goods sold	11	(6 450 645)	(5 453 043)
Cost of merchandise and raw materials sold	11	(620 161)	(591 312)
Gross profit on sales		**2 677 991**	**2 064 130**
Other operating income		69 260	48 694
Distribution expenses	11	(702 616)	(705 447)
General and administrative expenses	11	(245 267)	(260 896)
Other operating expenses		(454 492)	(139 951)
Profit from operations		**1 344 876**	**1 006 530**
Financial income	12	493 687	156 206
Financial expenses	12	(177 093)	(56 171)
Net financial revenues and expenses		**316 594**	**100 035**
Profit before tax		**1 661 470**	**1 106 565**
Income tax expense	13	(343 568)	(214 708)
Net profit		**1 317 902**	**891 857**
Basic and diluted earnings per share in Polish Zloty		**3.08**	**2.09**

Standalone cash flow statements
for 6 months ended 30 June 2005 and 30 June 2004
(in PLN thousand)

	for the period of 6 months ended 30 June 2005 (unaudited)	for the period of 6 months ended 30 June 2004 (unaudited)
	(in thousand PLN)	
Cash flows - operating activities		
Net profit	**1 317 902**	**891 857**
Adjustments for:		
Depreciation	393 224	487 139
Interest and dividend income, net	(129 400)	(60 502)
Income tax expense	343 568	214 708
(Profit) / loss on investing activities	(48 331)	43 738
(Increase) in receivables	(247 953)	(147 174)
(Increase) in inventories	(1 131 018)	(302 612)
Increase in liabilities and accruals	310 816	39 908
Increase in provisions	370 081	43 033
Other	(178 824)	(32 731)
Income tax paid	(282 035)	(140 474)
Net cash provided by operating activities	**718 030**	**1 036 890**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(469 518)	(511 706)
Proceeds from the sale of property, plant and equipment	6 505	5 335
Proceeds from the sale of shares in Naftoport	67 692	-
Proceeds from the sale of subsidiaries	8 141	6 111
Acquisition of shares *	(1 562 335)	(12 654)
Proceeds from the sale of short-term securities	810 977	-
Acquisition of short-term securities	-	(200 843)
Interest and dividends received	128 603	93 039
Proceeds from repayment of loan granted to subsidiary	240 248	-
Proceeds from return of additional payments to subsidiaries' equity	-	230 299
Other	(174 406)	8 723
Net cash used in investing activities	**(944 093)**	**(381 696)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	371 706	713 279
Repayment of long and short-term borrowings and loans	(91 532)	(1 085 502)
Interest paid	(24 336)	(30 666)
Other	-	(124)
Net cash provided by / (used in) financing activities	**255 838**	**(403 013)**
Net change in cash and cash equivalents	**29 775**	**252 181**
Effect of exchange rate changes	(668)	(2 086)
Cash and cash equivalents, beginning of the period	**291 138**	**62 769**
Cash and cash equivalents, end of period, incl.	**320 245**	**312 864**
Cash and cash equivalents not available for use	7 089	7 327

* Incl. in 2005 the entire amount relates to acquisition of the Unipetrol Group

Standalone statement of changes in equity
as at 30 June 2005, 31 December 2004 and 30 June 2004
(in PLN thousand)

	Share capital	Share premium	Hedging reserve	Retained earnings	Total equity
1 January 2004	1 057 635	1 227 253	-	7 009 503	9 294 391
(unaudited)					
Foreign exchange differences on consolidation	-	-	-	-	-
Dividend	-	-	-	(278 011)	(278 011)
Net profit	-	-	-	891 857	891 857
Impairment of non-current assets	-	-	-	-	-
Hedge accounting - cash flow hedges	-	-	16 350	-	16 350
Shares issued	-	-	-	-	-
Share premium	-	-	-	-	-
Minority interest	-	-	-	-	-
30 June 2004	1 057 635	1 227 253	16 350	7 623 349	9 924 587
(unaudited)					

	Share capital	Share premium	Hedging reserve	Retained earnings	Total equity
1 January 2005	1 057 635	1 227 253	75 943	8 892 160	11 252 991
(unaudited)					
Foreign exchange differences on consolidation	-	-	-	-	-
Dividend	-	-	-	(911 020)	(911 020)
Net profit	-	-	-	1 317 902	1 317 902
Impairment of non-current assets	-	-	-	(190)	(190)
Hedge accounting - cash flow hedges	-	-	(18 560)	-	(18 560)
Shares issued	-	-	-	-	-
Share premium	-	-	-	-	-
Minority interest	-	-	-	-	-
Other	-	-	-	-	-
30 June 2005	1 057 635	1 227 253	57 383	9 298 852	11 641 123
(unaudited)					

	Share capital	Share premium	Hedging reserve	Retained earnings	Total equity
1 January 2004	1 057 635	1 227 253	-	7 009 503	9 294 391
(unaudited)					
Foreign exchange differences on consolidation	-	-	-	-	-
Dividend	-	-	-	(278 011)	(278 011)
Net profit	-	-	-	2 161 754	2 161 754
Impairment of non-current assets	-	-	-	(1 086)	(1 086)
Hedge accounting - cash flow hedges	-	-	75 943	-	75 943
Shares issued	-	-	-	-	-
Share premium	-	-	-	-	-
Minority interest	-	-	-	-	-
31 December 2004	1 057 635	1 227 253	75 943	8 892 160	11 252 991
(unaudited)					

(in PLN thousand)

1. Property, plant and equipment

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Land	171 191	161 830	149 786
Buildings and constructions	3 913 541	3 865 306	3 922 106
Machinery and equipment	2 218 280	2 122 755	2 327 813
Vehicles and other	181 884	180 838	189 919
Construction in progress	1 167 163	1 238 967	942 579
Total property, plant and equipment	**7 652 059**	**7 569 696**	**7 532 203**

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Cost						
1 January 2004	136 571	5 334 706	4 668 234	310 546	697 822	11 147 879
Increase	13 215	108 778	45 090	7 475	420 545	595 103
Reclassification	-	(323)	(17)	340	-	-
Decrease	-	(42 743)	(48 981)	(4 145)	(175 788)	(271 657)
30 June 2004	**149 786**	**5 400 418**	**4 664 326**	**314 216**	**942 579**	**11 471 325**
1 January 2005	161 830	5 391 529	4 559 273	293 348	1 238 967	11 644 947
Increase	9 644	219 965	284 701	27 148	453 159	994 617
Reclassification	-	40	(30)	(10)	-	-
Decrease	(283)	(34 770)	(25 175)	(16 871)	(524 963)	(602 062)
30 June 2005	**171 191**	**5 576 764**	**4 818 769**	**303 615**	**1 167 163**	**12 037 502**
Accumulated depreciation						
1 January 2004	-	1 299 066	2 119 035	106 175	-	3 524 276
Depreciation	-	188 099	263 258	20 759	-	472 116
Other increases	-	-	236	-	-	236
Impairment allowances	-	28 051	2 016	962	-	31 029
Reclassification	-	(86)	(12)	98	-	-
Decrease	-	(36 818)	(48 020)	(3 697)	-	(88 535)
30 June 2004	-	**1 478 312**	**2 336 513**	**124 297**	-	**3 939 122**
1 January 2005	-	1 526 223	2 436 518	112 510	-	4 075 251
Depreciation	-	171 676	187 901	22 016	-	381 593
Other increases	-	-	399	-	-	399
Impairment allowances	-	(6 795)	(1 424)	(103)	-	(8 322)
Reclassification	-	(1)	1	-	-	-
Decrease	-	(27 880)	(22 906)	(12 692)	-	(63 478)
30 June 2005	-	**1 663 223**	**2 600 489**	**121 731**	-	**4 385 443**
Net book value						
1 January 2004	**136 571**	**4 035 640**	**2 549 199**	**204 371**	**697 822**	**7 623 603**
30 June 2004	**149 786**	**3 922 106**	**2 327 813**	**189 919**	**942 579**	**7 532 203**
1 January 2005	**161 830**	**3 865 306**	**2 122 755**	**180 838**	**1 238 967**	**7 569 696**
30 June 2005	**171 191**	**3 913 541**	**2 218 280**	**181 884**	**1 167 163**	**7 652 059**

(in PLN thousand)

2. Intangible assets

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Acquired licenses, patents and similar intangible assets	31 106	29 392	34 938
Acquired computer software	4	8	13
Other	-	4	27
Total intangible assets	**31 110**	**29 404**	**34 978**

	Acquired computer software	Acquired licenses, patents and similar intangible assets	Other	Total
Cost				
1 January 2004	3 517	149 425	189	153 131
Increase	-	2 789	-	2 789
Decrease	(44)	(6)	-	(50)
30 June 2004	**3 473**	**152 208**	**189**	**155 870**
1 January 2005	3 470	158 287	189	161 946
Increase	-	11 951	-	11 951
Decrease	(134)	(602)	-	(736)
30 June 2005	**3 336**	**169 636**	**189**	**173 161**
1 January 2004	3 498	103 723	139	107 360
Depreciation	7	13 548	24	13 579
Impairment allowances	-	5	-	5
Decrease	(45)	(6)	(1)	(52)
30 June 2004	**3 460**	**117 270**	**162**	**120 892**
1 January 2005	3 462	128 895	185	132 542
Depreciation	3	10 225	4	10 232
Impairment allowances	(1)	(26)	-	(27)
Decrease	(132)	(564)	-	(696)
30 June 2005	**3 332**	**138 530**	**189**	**142 051**
Net book value				
1 January 2004	**19**	**45 702**	**50**	**45 771**
30 June 2004	**13**	**34 938**	**27**	**34 978**
1 January 2005	**8**	**29 392**	**4**	**29 404**
30 June 2005	**4**	**31 106**	**-**	**31 110**

(in PLN thousand)

3. Inventory

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Raw materials	2 218 105	1 404 775	1 489 749
Work in progress	307 121	229 105	275 640
Finished goods	1 135 916	878 372	938 924
Merchandise	91 851	109 723	110 802
Total inventory, net	**3 752 993**	**2 621 975**	**2 815 115**

4. Trade and other receivables

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Trade receivables	2 019 665	1 850 924	1 610 336
Taxation, duty and social security receivables	57 997	29 721	123 861
Receivables from sale of property, plant and equipment	37 346	37 629	19 312
Prepayments for property, plant and equipment	6 355	20 169	139 902
Other receivables	769 637	305 857	363 442
Total trade and other receivables, gross	2 891 000	2 244 300	2 256 853
Receivables allowances	(352 043)	(336 037)	(212 264)
Total trade and other receivables, net	**2 538 957**	**1 908 263**	**2 044 589**

Receivables allowances

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Beginning of period	336 037	216 987	216 987
Allowance made during the period	55 028	204 134	20 756
Allowance reversed during the period	(39 022)	(85 084)	(25 479)
Allowance used during the period	-	-	-
End of period	**352 043**	**336 037**	**212 264**

5. Short-term prepayments

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Leases	15 641	15 493	16 430
Insurances	30 662	16 789	43 937
Other	13 627	36 047	30 009
Total	**59 930**	**68 329**	**90 376**

6. Cash and cash equivalents

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Cash on hand and in bank	295 301	269 250	286 806
Other cash	24 944	21 888	26 058
Total	**320 245**	**291 138**	**312 864**

(in PLN thousand)

7. Long-term liabilities - provisions

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Land reclamation provision	347 331	347 531	354 261
Retirement benefits and jubilee bonuses	104 614	104 614	87 712
Penalty fees, compensations and other	17 344	17 757	28 670
Shield programmes provision	73 169	25 464	-
Other provisions	3 045	2 968	3 861
Total	**545 503**	**498 334**	**474 504**

8. Short-term liabilities - provisions

	30 June 2005	31 December 2004	30 June 2004
	(unaudited)	(unaudited)	(unaudited)
Land reclamation provision	102 476	106 143	36 095
Retirement benefits and jubilee bonuses	9 013	9 013	12 168
Penalty fees, compensations and other	361 247	46 384	25 436
Shield programmes provision	51 018	44 536	-
Other provisions	30 207	29 371	6 000
Total	**553 961**	**235 447**	**79 699**

Changes in long-term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Penalty fees, compensations and other	Shield programmes provision	Other provisions	Total
1 January 2004	354 261	76 394	3 800	-	3 785	**438 240**
Provision made during the period	-	11 318	24 870	-	76	**36 264**
Provision used during the period	-	-	-	-	-	-
Provision reversed during the period	-	-	-	-	-	-
30 June 2004	**354 261**	**87 712**	**28 670**	-	**3 861**	**474 504**
1 January 2005	347 531	104 614	17 757	25 464	2 968	**498 334**
Provision made during the period	-	-	-	47 705	77	**47 782**
Provision used during the period	-	-	-	-	-	-
Provision reversed during the period	(200)	-	(413)	-	-	**(613)**
30 June 2005	**347 331**	**104 614**	**17 344**	**73 169**	**3 045**	**545 503**

(in PLN thousand)

	Land reclamation provision	Retirement benefits and jubilee bonuses	Penalty fees, compensations and other	Shield programmes provision	Other provisions	Total
1 January 2004	354 261	76 394	3 800	-	3 785	**438 240**
Provision made during the period	76 506	35 943	13 957	25 464	153	**152 023**
Provision used during the period	(1 011)	(7 458)	-	-	(145)	**(8 614)**
Provision reversed during the period	(82 225)	(265)	-	-	(825)	**(83 315)**
31 December 2004	**347 531**	**104 614**	**17 757**	**25 464**	**2 968**	**498 334**

Changes in short term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Penalty fees, compensations and other	Shield programmes provision	Other provisions	Total
1 January 2004	39 873	11 348	17 860	-	15	**69 096**
Provision made during the period	-	12 439	7 576	-	6 000	**26 015**
Provision used during the period	(3 778)	(11 619)	-	-	-	**(15 397)**
Provision reversed during the period	-	-	-	-	(15)	**(15)**
30 June 2004	**36 095**	**12 168**	**25 436**	-	**6 000**	**79 699**
1 January 2005	106 143	9 013	46 384	44 536	29 371	**235 447**
Provision made during the period	-	5 084	314 863	6 482	13 834	**340 263**
Provision used during the period	(1 817)	(5 084)	-	-	(7 000)	**(13 901)**
Provision reversed during the period	(1 850)	-	-	-	(5 998)	**(7 848)**
30 June 2005	**102 476**	**9 013**	**361 247**	**51 018**	**30 207**	**553 961**

	Land reclamation provision	Retirement benefits and jubilee bonuses	Penalty fees, compensations and other	Shield programmes provision	Other provisions	Total
1 January 2004	39 873	11 348	17 860	-	15	**69 096**
Provision made during the period	82 141	9 037	36 602	44 536	29 372	**201 688**
Provision used during the period	(13 373)	(11 348)	(8 078)	-	-	**(32 799)**
Provision reversed during the period	(2 498)	(24)	-	-	(16)	**(2 538)**
31 December 2004	**106 143**	**9 013**	**46 384**	**44 536**	**29 371**	**235 447**

(in PLN thousand)

9. Trade and other liabilities and accrued expenses

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Trade liabilities	1 618 562	1 307 742	1 395 364
Social Funds	29 320	23 260	29 936
Holiday pay accrual	21 113	17 374	16 276
Payroll liabilities	28	2 855	4 090
Loyalty programme VITAY	60 169	54 157	51 024
Dividends liabilities	911 021	-	278 011
Excise tax and fuel charge liabilities	736 973	703 756	664 195
Other taxation, duty and social security liabilities	264 954	262 902	250 877
Other liabilities and accrued expenses	250 737	60 186	28 496
Total	**3 892 877**	**2 432 232**	**2 718 269**

10. Deferred income

	30 June 2005 (unaudited)	31 December 2004 (unaudited)	30 June 2004 (unaudited)
Subventions	1 205	1 258	1 314
Other	9 125	4 790	10 738
Total	**10 330**	**6 048**	**12 052**

11. Cost by kind

	30 June 2005 (unaudited)	30 June 2004 (unaudited)
Materials and energy	6 263 848	4 981 088
Cost of merchandise and materials sold	620 161	591 312
External services	673 062	660 539
Payroll, social security and other employee benefits	236 188	297 237
Depreciation	393 224	487 139
Taxes and charges	119 824	110 985
Other	549 073	245 474
Total	**8 855 380**	**7 373 774**
Adjustments:		
Change in inventory and prepayments	(326 800)	(195 937)
Cost of products and services for own use	(55 399)	(27 188)
Operating cost	**8 473 181**	**7 150 649**

12. Net financial revenues and expenses

	30 June 2005 (unaudited)	30 June 2004 (unaudited)
Interest paid	(25 761)	(33 761)
Negative foreign exchange surplus	(125 717)	(14 934)
Interest received	53 262	6 422
Positive foreign exchange surplus	-	43 377
Gains on trade in shares and other securities	46 054	4 911
Dividends received	125 356	92 778
Unrealised discount on the acquisition of liabilities of Unipetrol Group	204 532	-
Other	38 868	1 242
Total	**316 594**	**100 035**

(in PLN thousand)

13. Corporate income tax

	30 June 2005 (unaudited)	30 June 2004 (unaudited)
Current tax	(343 871)	(223 309)
Deferred tax	303	8 601
Total	**(343 568)**	**(214 708)**

14. Basis of differences between changes of selected balance sheet items and changes resulting from cash flows statements

Receivables:	I half of 2005	I half of 2004
Balance sheet change in other non-current assets and trade and other receivables	(677 588)	7 496
Change in receivables related to acquired Unipetrol Group companies' receivables	412 348	-
Change in prepayments for construction in progress	(13 813)	78 367
Change in receivables from dividends	32 519	859
Change in receivables related to additional payments to ORLEN Powiernik share capital		(230 299)
Other	(1 419)	(3 597)
Change in receivables within cash flow statement	(247 953)	(147 174)

Liabilities:	I half of 2005	I half of 2004
Balance sheet change in other long-term liabilities, trade liabilities, other liabilities and accruals	1 463 838	323 060
Change in liabilities related to dividends	(911 020)	(278 011)
Liabilities related to purchase of Unipetrol Group assets	(221 295)	-
Other	(20 707)	(5 141)
Change in other long-term liabilities, trade liabilities, other liabilities and accruals within cash flow statement	310 816	39 908

Accruals:	I half of 2005	I half of 2004
Balance sheet change in accruals	365 683	39 200
Change in deferred tax liability related to valuation of non-current assets to fair value	4 398	3 833
Change in accruals within cash flow statement	370 081	43 033

(in PLN thousand)

Other captions in cash flow statement

In cash flow statement for the first half of 2005:

- in position 'Other' in operating activity the amount of PLN (178,824) thousand is presented which consists of the following items:

Change in receivables purchased from Unipetrol Group companies	(412 348)
Inflows/Outflows relating to receivables purchased from Unipetrol Group companies	176 707
Interest rate losses	77 138
Change in accruals and deferred income	(12 681)
Other	(7 640)
Total	(178 824)

- in position 'Other' in investing activity the amount of PLN (174,406) thousand is presented chich consists of the following items:

Inflows/Outflows relating to receivables purchased from Unipetrol Group companies	(176 707)
Other	2 301
Total	(174 406)

15. Changes introduced in condensed financial statement for the first half of 2005 compared to financial data published in current report dated 16th August 2005:

Changes of data published in current report dated 16th August 2005, affecting total assets, equity and liabilities:

	Total assets/Total equity and liabilities		
	30.06.2005	**31.12.2004**	**30.06.2004**
Data published in condensed report for 2 quarters of 2005, included in current report dated 16th August 2005	19 130 926	16 579 629	15 867 476
Adjustment of acquisition cost of UNIPETROL a.s. shares	221 295	-	-
Adjustment of excise tax suspension procedure settlements	(587 414)	(422 779)	(439 597)
Data published in consolidated financial statement for the first half of 2005	18 764 807	16 156 850	15 427 879

16. Other

This standalone financial statement was authenticated by the Management Board in the Company's seat on 26 September 2005.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

President
Igor Chalupec

Vice President
Wojciech Heydel

Vice President
Jan Maciejewicz

Vice President
Cezary Smorszczewski

Member
Paweł Szymański

Member
Dariusz Witkowski

Płock, 26th September 2005

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results MB Report
Released	07:03 30-Sep-05
Number	0016S

PKN ORLEN SA
SEC File
82-5036

RNS Number:0016S
Polski Koncern Naftowy Orlen S.A.
29 September 2005

MANAGEMENT BOARD REPORT ON OPERATIONS OF THE POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA CAPITAL GROUP FOR THE FIRST HALF OF 2005

3.6.3 Financial activity

3.7 EMPLOYEMENT

INTRODUCTION

This report has been prepared in accordance with the Council of Ministers' Decree dated 21 March 2005 concerning current and periodical information published by issuers of securities (Journal of Laws 05.49.463).

I. CHARACTERISTICS AND CHANGES IN STRUCTURE OF THE POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA CAPITAL GROUP

1.1 STRUCTURE OF THE CAPITAL GROUP AS AT 30 JUNE 2005

Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN S.A., Parent Company, Concern, Company) as at 30 June 2005 possessed directly shares and stakes in 76 commercial law companies, including:

- 43 subsidiaries in which PKN ORLEN S.A. holds above 50% shares,
- 2 jointly controlled companies with share in the capital equalling 50%,
- 3 associate companies with share in capital between 20% to 50%,
- 28 other minority interest companies with share in capital below 20%.

Capital engagement of PKN ORLEN S.A. as at the end of June 2005 amounted to PLN 3,960.724 thousand and increased by PLN 1,549,225 thousand in comparison to the end of the first half of 2005.

The subject to consolidation were 35 entities (33 direct subsidiaries, 1 jointly controlled company and 1 associate) of the PKN ORLEN S.A. Group:

1. Most important companies in terms of sales and equity:

- Rafineria Trzebinia S.A. located in Trzebinia (with its Capital Group),
- Rafineria Nafty Jedlicze S.A. located in Jedlicze (with its Capital Group),

- Inowroclawskie Kopalnie Soli "Solino" S.A. located in Inowroclaw,
- Anwil S.A. located in Wloclawek (with its Capital Group),
- ORLEN-Oil Sp. z o.o. located in Krakow (with its Capital Group),
- Basell Orlen Polyolefins Sp. z o.o. located in Plock,
- ORLEN Asfalt Sp. z o.o. located in Plock,
- Unipetrol a.s. located in Prague (with its Capital Group).

2. Liquid fuel trading companies:

- ORLEN PetroTank Sp. z o.o. located in Widelka near Kolbuszowa,
- ORLEN PetroProfit Sp. z o.o. located in Niemce near Lublin (with its Capital Group),
- ORLEN PetroCentrum Sp. z o.o. located in Plock,
- Petrolot Sp. z o.o. located in Warszawa,
- ORLEN PetroZachod Sp. z o.o. located in Poznan,
- ORLEN Morena Sp. z o.o. located in Gdansk,
- Ship-Service S.A. located in Warszawa (with its Capital Group),
- ORLEN Gaz Sp. z o.o. located in Plock (with its Capital Group),
- ORLEN Deutschland AG located in Elmshorn. (Germany)

3. Companies established as a result of restructuring of the Parent Company:

- Zaklad Budowy Aparatury S.A. located in Plock,
- Petrotel Sp. z o.o. located in Plock,
- ORLEN Projekt S.A. located in Plock,
- ORLEN Medica Sp. z o.o. located in Plock (with its Capital Group),
- ORLEN Laboratorium Sp. z o.o. located in Plock.

4. Maintenance companies:

- ORLEN Automatyka Sp. z o.o. located in Plock,
- ORLEN Wir Sp. z o.o. located in Plock.

5. Transportation companies:

- ORLEN Transport Plock Sp. z o.o. located in Plock,
- ORLEN Transport Szczecin Sp. z o.o. located in Szczecin,
- ORLEN Transport Krakow Sp. z o.o. located in Krakow,
- ORLEN Transport Nowa Sol Sp. z o.o. located in Nowa Sol,
- ORLEN Transport Slupsk Sp. z o.o. located in Slupsk,
- ORLEN Transport Olsztyn Sp. z o.o. located in Olsztyn,
- ORLEN Transport Kedzierzyn-KoYle Sp. z o.o. located in Kedzierzyn-KoYle,
- ORLEN KolTrans Sp. z o.o. located in Plock.

6. Other companies:

- Chemiepetrol GmbH located in Hamburg,
- ORLEN Powiernik Sp. z o.o. located in Plock,
- ORLEN Budonaft Sp. z o.o. located in Krakow.

Additionally, this report includes comments on Polkomtel S.A., not consolidated, due to its great importance for the PKN ORLEN Group.

1.2 CHANGES IN THE CAPITAL GROUP IN THE FIRST HALF OF 2005

The key changes in structural and capital relations in the PKN ORLEN Group during the first half of 2005 until the date of preparation of this report include the following:

- On 3 January 2005 the District Court in Opole, VIII Economic Department of the National Court Register, registered a business combination of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. located in Opole (bidder) with the following companies (targets):

- Serwis Katowice Sp. z o.o. located in Katowice,
- Serwis Kedzierzyn - KoYle Sp. z o.o. located in Kedzierzyn - KoYle,
- Serwis Kielce Sp. z o.o. located in Kielce,
- Serwis lodY Sp. z o.o. located in lodY, and

- Serwis Rzeszow Sp. z o.o. located in Rzeszow,

due to the take over of the total assets of the target companies by Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. (combination by incorporation). Consequently, amendments were introduced to the company's deed of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., concerning increase of its share capital from PLN 6,536,500 to PLN 6,759,200, i.e. by PLN 222,700. Shares in the increased capital of the nominal value of PLN 50 each were taken by the existing shareholders of the target companies. As a result of the increase in the share capital of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., PKN ORLEN S.A. stake decreased from 99.94 % to 96.65%.

- On 28 January 2005 the District Court in Krakow - OErodmieoecie, XII Economic Department of the National Court Register, registered a change of the amount and structure of the share capital of Rafineria Trzebinia S.A. located in Trzebinia. The share capital was reduced from PLN 43,041,890 to PLN 42,995,350 and is divided into 4,299,535 shares of the nominal value of PLN 10 each as a result of write off of 4,654 own shares of Rafineria Trzebinia S.A. After the decrease of share capital of Rafineria Trzebinia SA, PKN ORLEN S.A. stake in the share capital of the company amounts to 77.15%.
- On 25 March 2005, based on a shares sale agreement, PKN ORLEN S.A. sold all owned shares in Dom Wczasowy "Mazowsze" Sp. z o.o. located in Ustron for the total amount of PLN 1,332,574.
- On 7 April 2005, under shares sale agreements, PKN ORLEN S.A. sold shares in two maintenance companies for the total amount of PLN 1,980,000, including:
- 6,974 shares in Serwis Mazowsze Sp. z o.o. for the total amount of PLN 700,000;
- 12,608 shares in Serwis Nowa Wieoe Wielka Sp. z o.o. for the total amount of PLN 1,280,000.

ORLEN Centrum Serwisowe Sp. z o.o. acquired both companies.

As a result of the sale of shares in the above two companies, PKN ORLEN S.A. will not have any shares in those entities. We also wish to inform that PKN ORLEN S.A. holds 99.94% in the share capital of ORLEN Centrum Serwisowe Sp. z o.o. The above transaction is another stage of the disposal process carried out by PKN ORLEN S.A. with respect to companies of supporting activities. The scope of those companies' operations includes service activities.

- On 14 April 2005 an agreement was concluded between PKN ORLEN, the seller, and PERN "PrzyjaYn" S.A., the buyer, for the sale of 24 shares with a nominal value of PLN 589,000 each and the total nominal value of PLN 14,136,000, which, as at the agreement date accounted for 30.77% of the share capital of Przedsiebiorstwo Przeladunku Paliw Plynnych "Naftoport" Sp. z o.o. The key provisions of the sale agreement were:

The selling price of one share amounts to PLN 2,820,512.82,

Total selling cost of 24 shares is PLN 67,692,307.68,

The payment will be pledged by a collateral on the disposed shares.

- On 1 February 2005 the Extraordinary Shareholders Meeting of Naftoport adopted amendments to the Deed of Naftoport. The amended Deed of the company secures PKN ORLEN S.A. and other Naftoport shareholders' interest in terms of deliveries.
PKN ORLEN concluded also with Naftoport and PERN long-term trade contracts, which secure the safety of oil deliveries by land and sea. The contracts enable PKN ORLEN to maintain deliveries through Naftoport on terms which are not less advantageous than before the above transaction.
- On 20 April 2005 the European Commission adopted a decision with respect to approval for PKN ORLEN SA to take over control over Unipetrol a.s. by way of acquisition form the Czech National Property Fund of 114,224,038 bearer shares in UNIPETROL, which approximate 62.99% of all issued and existing shares of UNIPETROL.
- On 24 May 2005 PKN ORLEN S.A. purchased:
- 114,224,038 bearer shares in Unipetrol a.s., of the nominal value CZK 100 each, which approximates 62.99% of all issued and existing Unipetrol a.s. shares. The initial price for the acquired Unipetrol shares was CZK

11,303,886,660 (about PLN 1,562,197,136 as at 23 May 2005).
- 745,000 bearer shares in Spolana a.s. of the nominal value CZK 655 each, which is 9.76% of the share capital of Spolana a.s. The total price for the acquired Spolana shares amounted to CZK 1 million (about PLN 138,200 as at 23 May 2005).
- receivables from some of the Unipetrol Group entities, with a nominal value as at 1 April 2004 of approximately CZK 3.1 billion, EUR 9.5 million and USD 4.9 million. The total acquisition cost of the receivables was CZK 1.7 billion (about PLN 234,940,000 as at 23 May 2005).
The acquisition of Unipertol shares was made under an agreement concluded by PKN ORLEN S.A. on 4 June 2004 with the Czech National Property Fund. The acquisition of Spolana's shares and receivables was performed under agreements concluded by PKN ORLEN S.A. on 4 June 2004 with Ceska Konsolidacni Agentura.

The acquisition of Unipetrol shares, and Spolana shares and receivables was covered in 90% from PKN ORLEN S.A. own resources and 10% from available credit limits.

After acquisition of Unipetrol shares, under the Czech law, PKN ORLEN was required to announce mandatory calls for minority shares of Unipetrol a.s. and its listed subsidiaries (Spolana a.s. and Paramo a.s.). PKN ORLEN authorised Patria Finance, a.s. to make the mandatory calls.

In accordance with the Czech regulations, conditions for mandatory calls are subject to approval from the Czech Securities and Exchange Commission, the respective application was filed at the CSEC within the required period on 30 June 2005.

On 18 July 2005 the Company was notified by the Czech Securities and Exchange Commission ("CSEC") that it had rejected PKN ORLEN's applications for obtaining a permit for mandatory public calls for shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s. The prices offered by PKN ORLEN were: CZK 103 for one share of UNIPETROL, a.s., CZK 701 for one share of PARAMO, a.s. and CZK 100 for one share of SPOLANA, a.s.; the pricing was based on the discounted cash flow method performed by an independent Czech expert, NS Group.

On 12 August 2005 the PKN ORLEN SA reapplied to the Czech Securities and Exchange Commission for a permit to make mandatory calls for shares issued by UNIPETROL, PARAMO, a.s. and SPOLANA, a.s. The prices offered by PKN ORLEN are: CZK 135 for one UNIPETROL share, CZK 978 for one share of PARAMO, a.s. and CZK 155 for one share of SPOLANA, a.s. On 26 August 2005 PKN ORLEN obtained from the Czech Securities and Exchange Commission the permit for mandatory public calls for shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s. The accepted prices for one share offered for Unipetrol, Paramo and Spolana shares were adjusted and amount to CZK 139, CZK 978 and CZK 155 respectively.

The acquisition of UNIPETROL is one of the next significant steps in PKN's strategy, as it represents a perfect opportunity for PKN ORLEN to: expand its geographic presence, enter the attractive Czech market and to strengthen its position in the southern Poland.

1. On 26 April 2005 the received a judgment of the Arbitration Court in Warsaw. The judgment sattes that the agrement for acquisition by Polskie Sieci Elektroenergetyczne S.A. in Warsaw of 168,000 shares in the capital of Niezalez ny Operator Miedzystrefowy Sp. z o.o. from Polski Koncern Naftowy ORLEN S.A. was not legally binding due to lack of compliance with the suspending condition, i.e. lack of approval of the PSE corporate bodies for the transaction. The counter claim of PKN ORLEN SA for payment for the shares was rejected. Consequently, PKN ORLEN S.A. still holds 168,000 shares in NOM of the total nominal value of PLN 84,000,000, which is 35 % of NOM's share capital.
2. On 20 April 2005, based on the shares sale agreement, PKN ORLEN S.A. sold 3,932 shares in Zespol Wypoczynkowy "Mazowsze" Sp. z o.o. located in leba representing 100% of its share capital. The shareholders of Przedsiebiorstwo Turystyczne "MAZOWSZE" Sp. z o.o. are managing personnel and staff of ZW Mazowsze.
3. On 2 June 2005, based on the shares sale agreement PKN ORLEN S.A. sold 8,219 shares in ZAWITAJ OEwinoujoecie Sp. z o.o. located in OEwinoujoecie.

1.3 DESCRIPTION OF CONSOLIDATED COMPANIES OF THE CAPITAL GROUP

1.3.1 Consolidated subsidiaries

- Rafineria Trzebinia S.A.

Pursuant to the terms of a share purchase agreement dated 16 June 1997, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 74.88% of the shares in Rafineria Trzebinia. In 1999, an increase in the company's capital was recorded and as a result voting rights of the Company increased to 76.96%. On 14 September 2000 the agreement of the purchase of the remaining stake of Nafta Polska S.A. was finalised and as a result PKN ORLEN S.A. stake increased to 77.07% of the company's share capital.

On 30 June 2005 the share capital of Rafineria Trzebinia SA. amounted to PLN 42.995 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 77.15%
- State Treasury 9.19%
- Other 13.65%.

As at 30 June 2005 the shareholders equity of the company amounted to PLN 442,690 thousand.

The Rafineria Trzebinia Capital Group's business activities include:

- processing of crude oil,
- production and sale of fuels (including gasoline, ethylene, diesel fuels and oil heating fuel),
- blending and preparation of lubricants,
- processing of paraffin slack waxes,
- production of asphalt and asphalt products.

Rafineria Trzebinia's S.A. Capital Group business activities are focused on the manufacturing of specialist high-value products and in particular: a full range of lubricants, industrial oils (hydraulic and tempering oils) and a range of paraffin products.

At 30 June 2005 the company employed 187 people (Capital Group of Rafineria Trzebinia S.A. employed 717 people).

The net loss of Rafineria Trzebinia S.A. as at 30 June 2005 amounted to PLN 5,144 thousand, whereas sales amounted to PLN 405,398 thousand.

Rafineria Trzebinia S.A. holds shares in 6 subsidiaries (5 subsidiaries and 1 jointly controlled entity).

Rafineria Nafty Jedlicze S.A.

Pursuant to the relevant provisions of a share purchase agreement and a shareholders' agreement of 19 November 1998, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 75% of shares in Rafineria Nafty Jedlicze S.A. The above agreement came into effect on 1 January 1999.

On 30 June 2005 the company's share capital amounted to PLN 78,000 thousand.

Shareholders of the company are:

- PKN ORLEN S.A. 75.00%
- State Treasury 10.01%
- Other 14.99%

The Company's business activities include:

- transport, processing, storage and trade in crude oil and oil derived products, as well as in used oil and other waste products,
- collection of used oils,
- production of lubricating oils and other industrial fluids,
- production of oil solvents and fuels,
- production of lubricants and asphalt,
- production of packaging and preparation of oils and other industrial

fluids.

The refinery also manufactures limited quantities of gasoline and heating oils. The company is the second largest lubricants producer in Poland (in terms of volume). Additionally, Rafineria Nafty Jedlicze S.A. regenerates used oil in its regeneration facilities, which have a processing capacity of 80 thousand tons a year. The collection of used oils is carried out through the network of companies associated with Rafineria Nafty Jedlicze S.A.

As at 30 June 2005 Rafineria Jedlicze S.A. employed 417 people (Capital Group of Rafineria Jedlicze SA employed 798 people).

The net profit of the company as at 30 June 2005 amounted to PLN 11,991 thousand, whereas sales amounted to PLN 221,614 thousand.

In the analysed period, the company focused on improving its profitability. The effects of increased efforts in this respect are noticeable within optimisation of operating costs.

- Inowroclawskie Kopalnie Soli "Solino" S.A.

Under the agreement dated 28 September 1996, PKN ORLEN SA purchased from the Ministry of Privatisation 723,465 registered shares in Inowroclawskie Kopalnie Soli "Solino" S.A. with a total par value of PLN 7,235 thousand which constituted 51% of the company's share capital. Following the acquisition of the new series of the shares in December 1999 and purchase of part of the employees' stake in 2000, PKN ORLEN S.A. share increased to 70.54%.

As at 30 June 2005 the share capital of Inowroclawskie Kopalnie Soli "Solino" S.A. amounted to PLN 19,146 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 70.54%
- State Treasury 25.20%
- Other 4.26%.

As at 30 June 2005, the shareholders equity of the company amounted to PLN 78,587 thousand.

The Company's business activities include:

- storage of crude oil and fuel,
- production of industrial brine,
- processing and preparation of vacuum salt,
- trade in the company's own products on the domestic and foreign markets,
- trade in mining, mechanical, electrical, construction and transport.

The company is involved in mining and processing of salt, production of salt and industrial brine. The brine is supplied to such companies as Anwil S.A., a member of the PKN ORLEN S.A. Group.

As at 30 June 2005 the company employed 307 people.

For the first half of 2005 the company's sales amounted to PLN 55,651 thousand, whereas the net profit amounted to PLN 5,332 thousand.

The company's development plans focus on the same area as before i.e. salt oproduction and sales as well as on realisation of second stage of the second stage of construction of fuel and crude oil underground storage tanks.

- Zaklady Azotowe Anwil S.A.

Zaklady Azotowe Anwil S.A was entered in the Commercial Register on 14 April 1993. As at 30 June 2005 the share capital of the company amounted to PLN 135,415 thousand. PKN ORLEN acquired first Anwil shares as a result of conciliatory proceedings in 1995.

The company's shareholders are:

- Zaklad Energetyczny Torun S.A. 5.84%
- State Treasury 5.54%
- Other 4.13%.

As at 30 June 2005, the shareholders equity of the company amounted to PLN 1,107,018 thousand.

The Company's business activities include:

- production of nitrogen fertilisers and semi-products and other related products,
- production of polyvinyl chloride and other related products,
- production of polyethylene packaging,
- trading activities in the above areas,
- service activities in the above areas, based on the company's productive capabilities.

Anwil is principally involved in the production of nitrogen fertilisers and PVC. The company is the largest PKN ORLEN's customer for ethylene (the main raw material for the manufacture of PVC).

As at 30 June 2005 the company employed 1,473 people. (Anwil Capital Group employed 2,462 people).

For the first half of 2005 Anwil achieved sales amounted to PLN 730.533 thousand, whereas net profit for the first half of 2005 amounted to PLN 66,706 thousand. .

Anwil helds shares in 4 subsidiaries and 5 assiotiates.

- Unipetrol a.s.

Persuant to the agremeent dated 4 June 2004 between PKN ORLEN S.A. and Czech National Property Fund, the latter acquiered on 24 Mai 2005 of 62.99% of the share capital of Unipetrol a.s.. Remaining share of Unipetrol a.s. are hold by minority shareholders.

The Unipetrol business activities include processing of crude oil, sals of products resulting from processing of crude oil, - chemicals, petrochemicals and fuel in Czech Republic and outside the Czech Republic.

Unipetrol a.s. helds the shares of the followings subsidiaries:

• Chemopetrol a.s.	100,00%
• Kaucuk a.s.	100,00%
• Spolana a.s	81,78%
• Ceska Rafinerska a.s	51,00%
• Unipetrol Rafinerie a.s.	100,00%
• Paramo a.s.	73,52%
• Benzina a.s.	100,00%
• Unipetrol Trade a.s.	100,00%

The number of employees as at 30 June 2005 amounted to 6.945 people.

The consolidated financial statements included the financial results of Unipetrol for the period beginning with acquisition day. For the first half year of 2005 Unipetrol achieved net profit amounted to PLN 22.541 thousand, whereas sales amounted to PLN 1.607.411 thousand.

- ORLEN-Oil Sp. z o.o.

ORLEN Oil Sp. z o.o. was established by four refineries. ORLEN Oil Sp. z o.o. was entered in the Commercial Register on 27 August 1998.

As at 30 June 2005 the company's share capital amounted to PLN 75,093 thousand.

The structure of shareholders as at 30 June 2005 is as follows:

- Rafineria Trzebinia S.A. 43.84%
- Rafineria Nafty Jedlicze S.A. 4.47%
- Rafineria Czechowice S.A. 4.47%

At the end of the first half of 2005 the shareholders equity amounted to PLN 141,548 thousand.

The business activities of ORLEN Oil Sp. z o.o. include:

- production and sale of chemicals, lubricating oils, oil bases, and liquid fuels,
- trade in chemicals, refinery products and petrochemicals in Poland and abroad,
- services, including warehousing, transportation and R&D services,
- technical advisory services.

Trade activities are focused on high and low class motor oil, industrial oils, technological oils, lubricants, industrial fluids, exploitation fluids (hydraulic and tempering oils), automotive chemistry and cosmetics, basic oils.

As at 30 June 2005 the company employed 367 people.

The net profit at the end of the first half of 2005 amounted to PLN 16,555 thousand, whereas sales amounted to PLN 280,669 thousand.

Olren Oil Sp. z o.o. has shares in 2 subsidiaries and 10 associates.

- ORLEN Asfalt Sp. z o.o.

On 31 May 2003 PKN ORLEN signed sale agreement of assets in its Zaklad Asfaltow to Bitrex Sp. z o.o. located in Trzebinia. Following the resolution of Ordinary Shareholders'Meeting of Bitrex PKN ORLEN contributed cash in exchange for shares in the increased share capital. The share capital increase was registered on 15 July 2003 along with the change of the company's name to ORLEN Asfalt Sp. z o.o.

As at 30 June 2005 the share capital of the company amounts to PLN 60,635 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 82.46%
- Rafineria Trzebinia S.A. 17.54%.

As at the end of the first half of 2005 the shareholders' equity of the company amounted to PLN 95,956 thousand.

The company's business activities include production and processing of crude oil. Primary products are road and industrial asphalt as well as other asphalt products. The company intends to develop activity in area of modified and special asphalts, simultaneously keeping its share in road asphalt market.

The number of employees as at 30 June 2005 amounted to 138.

At the end of the first half of 2005 the company incurred net loss of PLN 7,427 thousand. The sales amounted to PLN 137,165 thousand.

- ORLEN GAZ Sp. z o.o.

ORLEN Petrogaz Plock Sp. z o.o. was entered in the Commercial Register on 15 December 1995. Since 16 April 1998 PKN ORLEN S.A. has been the company's sole shareholder. As at 30 June 2005 the share capital of the company amounted to PLN 24,823 thousand, and shareholders' equity amounted to PLN 50,495 thousand.

The Company's business activities include:

- wholesale trading of LPG, in bulk or in steel cylinders,
- retail sales of gas in containers,
- installation of ductless gas devices,
- supply of LPG to customers,

- design, maintenance and repair of gas installations; organisational and legal supervision over the construction of distribution plants and their subsequent use.

The company's trade activity focuses on following products: propane and propane-butane gas in steel cylinders (11, 30 and 33 kg), 11 kg FP gas for industrial vehicles, automotive gas sold in retail and wholesale, gas (propane and butane) for domestic, industrial and heating installations (so called Maly Luz and Duzy Luz). Moreover, the company offers domestic, industrial and automotive gas installations. Additionally, the company leases such installations, cylinders and containers, etc.

The number of employees as at 30 June 2005 amounted to 203 people.

In the first half of 2005 the company earned net profit of PLN 5,085 thousand. The sales amounted to PLN 230,746 thousand.

ORLEN GAZ Sp. z o.o. has sahers in two subsidiaries.

- ORLEN PetroTank Sp. z o.o.

ORLEN PetroTank Sp. z o. was registered on 9 April 1996. On 23 December 2002 the company signed agreement with the second shareholder (Tankpol Sp. z o.o.) for cession of 470 shares in ORLEN PetroTank Sp. z o.o., as a result PKN ORLEN S.A. holds 100% in the company's share capital. The ceded shares pledged ORLEN PetroTank Sp. z o.o. receivables due from Tankpol Sp. z o.o.

As at 30 June 2005 the share capital amounted to PLN 11,750 thousand, and the shareholders' equity amounted to PLN 44,313 thousand.

The company's line of business is the wholesale and sales of fuels, gas and plastics as well as the preparation of Petrygo radiator liquid.

The number of employees as at 30 June 2005 was 148.

As at 30 June 2005 the company incurred net loss of PLN 626thousand, whereas sales amounted to PLN 357,655 thousand.

- ORLEN PetroProfit Sp. z o.o.

ORLEN Petroprofit Sp. z o.o. located in Niemce near Lublin was registered on 14 September 1995. As at 30 June 2005 share capital of the company amounted to PLN 11,500 thousand. The only shareholder of ORLEN PetroProfit Sp. z o.o. is PKN ORLEN S.A.

The company's shareholders equity as at the end of the first half of 2005 amounted to PLN 33,678 thousand.

The company's business activities comprise of the wholesale and retail of fuels, Petrygo radiator fluid and plastics.

The number of employees as at 30 June 2005 was 60 people. The ORLEN PetroProfit Capital Group employed 116 people.

The net loss for the first half of 2005 amounted to PLN 583 thousand, whereas sales amounted to PLN 237,751 thousand.

- ORLEN PetroCentrum Sp. z o.o.

ORLEN PetroCentrum Sp. z o.o. was entered in the Commercial Register on 25 September 1996. The share capital as at 30 June 2005 amounted to PLN 21,000 thousand and was wholly owned by PKN ORLEN S.A. As at the end of the first half of 2005, the shareholders equity amounted to PLN 32,656 thousand.

The company's business activities include wholesale and retail trading of fuels. The main source of income for PetroCentrum Sp. z o.o. is retail of liquid fuels in its own chain and in petrol stations managed by the company.

The number of employees as at 30 June 2005 was 35.

In the first half of 2005 the company earned net profit of PLN 1,817 thousand, whereas sales amounted to PLN 811,087 thousand.

• Petrolot Sp. z o.o.

Petrolot Sp. z o.o. was entered in the Commercial Register on 7 January 1997. As at 30 June 2005 the share capital of the company was PLN 20,039 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- PLL LOT S.A. 49.00 %

As at 30 June 2005 the shareholders' equity amounted to PLN 54,717 thousand.

The company's basic line of business is sales and distribution of aviation fuel (JET A-1) and aviation petrol. The company's main customer is PLL LOT S.A. The company secures sales of about 60% of JET A-1 fuel produced by the company. Other company's key customers are the following foreign airlines: Lufthansa, British Airways, Air France, SAS, KLM, Swiss, Alitalia and Polish airlines: White Eagle and Air Polonia. The Poland's accession to the European Union, opening of the Polish market for foreign airlines and gaining new customers such as cheap airlines contributed substantially to an increase in sales.

As at 30 June 2005 the company employed 192 people. In the first half of 2005 net profit amounted to PLN 6,448 thousand.

As at 30 June 2005 the sales amounted to PLN 236,482 thousand.

• ORLEN PetroZachod Sp. z o.o.

ORLEN PetroZachod Sp. z o.o. located in Poznan was entered in the Commercial Register on 19 January 1998. As at 30 June 2005 the share capital of ORLEN PetroZachod Sp. z o.o. amounted to PLN 17,749 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 51.83%
- BGW Wielobranzowe Przedsiebiorstwo Handlowe Sp. z o.o. 48.17%

As at 30 June 2005, the shareholders' equity amounted to PLN 22,459 thousand.

The Company's business activities include wholesale and retail trading in fuels and plastics.

The number of employees as at 30 June 2005 was 184.

In the first half of 2005 net profit amounted to PLN 154 thousand, whereas sales reached the level of PLN 264,471 thousand.

• ORLEN Morena Sp. z o.o.

ORLEN Morena Sp. z o.o. located in Gdansk was entered in the Commercial Register on 10 September 2001. As at 30 June 2005 the share capital of the company was PLN 10,500 thousand. PKN ORLEN holds 100% in the share capital of the company.

As at 30 June 2005, the shareholders equity amounted to PLN 12,824 thousand.

The company's business activities include wholesale and retail trading in fuels, and logistic services provided by own warehouse base in Slawno for PKN ORLEN.

The number of employees as at 30 June 2005 was 39.

As at 30 June 2005, the company earned net profit of PLN 1,162 thousand. The sales amounted to PLN 172,184 thousand.

• Ship - Service S.A.

Ship-Service S.A. was established in 1991 as a result of privatisation of state owned company SPUP Ship-Service S.A.

In 2002 PKN ORLEN S.A. acquired 24,000 shares of nominal value of PLN 100 each.

As at 30 June 2005 the share capital of the company was PLN 3,943 thousand.

The company's shareholders are:

•	PKN ORLEN S.A.	60.86%
•	Malgorzata Bubilek	7.61%
•	Porta Baltic Service S.A. (official receiver)	4.95%
•	Brends Sp. z o.o.	4.35%
•	Other	22.23%

As at 30 June 2005, the shareholders' equity amounted to PLN 14,314 thousand.

The company's business activities include distribution of ship fuels within Polish harbours as well as at international market. Additionally, the company offers ship maintenance services in harbours, reloading services, land and sea freight services as well as water environment protection services.

The number of employees as at 30 June 2005 was 183. Ship Service Capital Group employed 204 people.

The company incurred net loss of PLN 2,175 thousand for the end of the first half of 2005. The company's sales amounted to PLN 127,162 thousand.

Ship-Service has shares in two subsidiaries.

- ORLEN Deutschland AG

ORLEN Deutschland AG, the company which operates under the German law, was established as a result of a merger of ORLEN Deutschland GmbH and ORLEN Deutschland Immobilien GmbH, through which PKN ORLEN realized on 28 February 2003 the purchase of 494 petrol stations in Germany. Thanks to the purchase of petrol stations with logo of BP, Aral and EM Eggert for EUR 140 million, 3% of the German market was gained. In the northern Germany the company holds 7% share of the fuel market. PKN ORLEN SA Management Board perceives the transactions as an important step towards the strategy of regional expansion. In the first half of 2004, 6 companies of ORLEN Deutschland were merged into one joint stock company, ORLEN Deutschland AG. At the same time the share capital was increased from EUR 30 million to the amount of EUR 60 million. PKN ORLEN S.A. holds 100% of share capital in this entity.

As at the end of the first half of 2005 the share capital of the company amounted EUR 283,020 thousand. The shareholders' equity as at 30 June 2005 amounted to PLN 464,576 thousand.

The company as at the end of the first half of 2005 employed 116 persons.

For the first half of 2005 ORLEN Deutschland AG incurred net loss of PLN 14,919 thousand, whereas sales amounted to PLN 4,084,167 thousand.

- ORLEN Wir Sp. z o.o.

ORLEN Wir Sp. z o.o. was registered on 1 October 1999. The share capital of the company as at 30 June 2005 amounted to PLN 1,600 thousand.

The company's shareholders are:

• PKN ORLEN S.A.	51.00%
• Employees	49.00%

As at 30 June 2005, the shareholders' equity amounted to PLN 4,545 thousand.

The company's business activity includes repair services. The company provides very specific services i.e.: repairs of rotors related to flow and displacement compressors, steam turbines, transmission devices and all kinds of pumps. The company safeguards the continuous work of compressors, turbines and raw material pumps of production installations of Production Plant in Plock.

The number of employees as at the end of June 2005 was 96 people.

The company earned net profit of PLN 945 thousand, whereas sales amounted to PLN 6,819 thousand.

- ORLEN Automatyka Sp. z o.o.

ORLEN Automatyka Sp. z o.o. was registered on 30 April 1999. The share capital of the company as at 30 June 2005 amounted to PLN 2,400 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 52.42%
- Employees 47.58%

As at 30 June 2005, the shareholders' equity amounted to PLN 8,206 thousand.

The company specializes in repair services.

The number of employees as at 30 June 2005 was 239.

The net profit for the first half of 2005 amounted to PLN 1,387 thousand, whereas sales amounted to PLN 12,471 thousand.

- ORLEN Transport Plock Sp. z o.o.

ORLEN Transport Plock Sp. z o.o. was entered in the Commercial Register on 23 December 1998 and commenced its operations as a subsidiary of the PKN ORLEN Capital Group on 3 January 1999. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego Petrochemia Plock S.A.

As at 30 June 2005 the share capital of the company amounted to PLN 26,430 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 97.59%
- Employees 2.41%

As at 30 June 2005, the shareholders equity amounted to PLN 30,323 thousand.

The Company's business activities include:

- sales, service and repair of motor vehicles,
- road transport of passengers and freight,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles,
- hire of construction machinery and plant together with maintenance services.

The company provides wide range of services: road transport of liquid fuels, glycols and alcohols, road transport of passengers and freight, international freight transport, freight of unusual goods, wheeled cranes services, domestic and international forwarding, sale of heating oil Ekoterm Plus and engine oils (on petrol stations as well), Petrygo and Qal cooling liquids, preparation and sale, as well as a full range of repair, maintenance and other services for cars, construction vehicles and equipment with its own workshop together with washing stand and service station.

The number of employees as at the end of the first half of 2005 was 435.

The net profit for the first half of 2005 amounted to PLN 743 thousand, whereas sales amounted to PLN 43,356 thousand.

- ORLEN Transport Kedzierzyn KoYle Sp. z o.o.

ORLEN Transport Kedzierzyn-KoYle Sp. z o.o. was entered in the Commercial Register on 29 May 2000

and commenced its operations as a subsidiary of the PKN ORLEN Group on 1 July

2000. The company was established from the assets of the former Zaklad Transportu Samochodowego.

On 24 January 2003 a merger was registered of: Petromot Sp. z o.o. to ORLEN Transport Kedzierzyn KoYle Sp. z o.o. by transfer of the total assets of Petromot Sp. z o.o. to ORLEN Transport Kedzierzyn-KoYle Sp. z o.o. (business combination).

As at 30 June 2005 the share capital of the company amounted to PLN 10,009 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 94.28%
- Employees 5.72%

As at 30 June 2005, the shareholders' equity amounted to PLN 9,998 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sale, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products
- sale and service of FIAT car models.

The employment of the company at the end of the first half of 2005 was 106 people.

The net loss for the first half of 2005 amounted to PLN 502 thousand, whereas sales amounted to PLN 9,477 thousand.

- ORLEN Transport Krakow Sp. z o.o.

ORLEN Transport Krakow Sp. z o.o. was entered in the Commercial Register on 5 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN SA Group on 1 July 2000. The company was established from the assets of the former Zaklad Transportu Samochodowego.

As at 30 June 2005 the share capital of the company amounted to PLN 12,465 thousand.

The company's shareholders are:

- PKN ORLEN S.A. ____98.41%
- Employees ___________1.59%

As at 30 June 2005, the shareholders' equity amounted to PLN 8,424 thousand.

The Company's business activities include:

- domestic and international road transport and freight services,
- passenger transport services,
- sale, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees at the end of the first half of 2005 was 104. The sales for the first half of 2005 amounted to PLN

14,101 thousand, whereas net profit PLN 76 thousand.

- ORLEN Transport Olsztyn Sp. z o.o.

ORLEN Transport Olsztyn Sp. z o.o. was entered in the Commercial Register on 29 May 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Group on 1 July 2000. The company was established from the assets of the former Zaklad Transportu Samochodowego.

As at 30 June 2005 the share capital of the company amounted to PLN 8,464 thousand. The company's shareholders are:

- Employees 5.12%.

As at 30 June 2005, the shareholders' equity amounted to PLN 9,669 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees at the end of the first half of 2005 was 70. The net loss for the first half of 2005 amounted to PLN 56 thousand, whereas sales amounted to PLN 8,283 thousand.

- ORLEN Transport Nowa Sol Sp. z o.o.

ORLEN Transport Nowa Sol Sp. z o.o. was entered in the Commercial Register on 9 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Group on 1 July 2000. The company was established from the assets of the former Zaklad Transportu Samochodowego.

As at 30 June 2005 the share capital of the company amounted to PLN 10,091 thousand. The company's

shareholders are:

- PKN ORLEN S.A. 96.79%
- Employees 3.21%

As at 30 June 2005, the shareholders' equity amounted to PLN 17,892 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sale, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees at the end of the first half of 2005 was 127. The net profit for the first half of 2005 amounted to PLN 79 thousand, whereas sales amounted to PLN 15,226 thousand.

- ORLEN Transport Slupsk Sp. z o.o.

ORLEN Transport Slupsk Sp. z o.o. was entered in the Commercial Register on 23 June 2000 and commenced its operations as a subsidiary within the PKN ORLEN Group on 1 July 2000. The company was established from the assets of the former Zaklad Transportu Samochodowego.

As at 30 June 2005 the share capital of the company amounted to PLN 8,644 thousand. The company's shareholders are:

- PKN ORLEN S.A. 97.10%
- Employees 2.90%.

As at the end of the first half of 2005, the shareholders' equity of the company amounted to PLN 11,548 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sale, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of regular posts as at 30 June 2005 was 81 people. The net profit for the first half of 2005 amounted to PLN 227 thousand, whereas sales amounted to

PLN 11,872 thousand.

- ORLEN Transport Szczecin Sp. z o.o.

ORLEN Transport Szczecin Sp. z o.o. was entered in the Commercial Register on 15 June 2000 and commenced its operations as a subsidiary within the PKN ORLEN S.A. Group on 1 July 2000.The company was established from the assets of the former Zaklad Transportu Samochodowego. As at 30 June 2005 the share capital of the company amounted to PLN 3,424 thousand. The company's shareholders are:

- PKN ORLEN S.A. 99.56%
- Employees 0.44%.

As at 30 June 2005 the shareholders' equity amounted to PLN 3,523 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sale, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at the end of June 2005 was 40. The net loss for the first half of 2005 amounted to PLN 114

thousand, whereas sales amounted to PLN 2,200 thousand.

- ORLEN KolTrans Sp. z o.o.

ORLEN KolTrans Sp. z o.o. was entered in the Commercial Register on 13 December 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A Group at the beginning of 2001. The company took over from PKN ORLEN full range of activities conducted by department of tankers expedition unit of the Parent Company, i.e. operations relating to tanker exploitation, as well as a sewage plant and workshop.

As at 30 June 2005 the share capital of the company amounted to PLN 40,859 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 99.85%
- Employees 0.15%

The company's business activities include the railroad servicing of loading and reloading points as well as transport of the Parent Company's products.

At the end of the first half of 2005, the shareholders' equity amounted to PLN 44,257 thousand.

The number of employees as at 30 June 2005 was 48.

The net profit for the first half of 2005 amounted to PLN 2,568 thousand, whereas sales amounted to PLN 22,417 thousand.

- ORLEN Medica Sp. z o.o.

ORLEN Medica Sp. z o.o. was registered on 24 November 1997. On 30 June 2005 the share capital amounted to PLN 13,273 thousand. PKN ORLEN is the sole shareholder of the company.

The company provides health-care services on domestic market. The services are provided to the employees of PKN ORLEN S.A. and employees of other companies of the Capital Group (labour medicine) as well as to their families in relation to both basic and specialist health care, based on the agreements concluded with the National Health Fund.

As at 30 June 2005, the shareholders' equity amounted to PLN 9,826 thousand.

The number of employees at the end of the first half of 2005 was 107.

In the first half of 2005 the company earned net profit of PLN 184 thousand, whereas sales amounted to PLN 6,545 thousand.

- ORLEN Projekt S.A.

ORLEN Projekt S.A. was registered on 28 May 1998. As at 30 June 2005 the share capital amounted to PLN 1,500 thousand. The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- Employees 49.00%.

The company is involved in the providing design services in refining and petrochemical sector.

As at 30 June 2005 the shareholders' equity amounted to PLN 12,796 thousand.

The number of employees at the end of the first half of 2005 was 177.

The net profit for the first half of 2005 amounted to PLN 450 thousand, whereas sales amounted to PLN 12,392 thousand.

- Petrotel Sp. z o.o.

Petrotel Sp. z o.o. was entered in the Commercial Register on 14 August 1997. As at 30 June 2005 the company's share capital amounted to PLN 8,200 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 80.65%
- Employees 19.35%

The company provides telecommunications services.

As at 30 June 2005 the shareholders' equity amounted to PLN 29,636 thousand.

The number of employees at the end of the first half of 2005 was 112.

The net profit for the first half of 2005 amounted to PLN 2,522 thousand, whereas sales amounted to PLN 16,518 thousand.

- Zaklad Budowy Aparatury S.A.

Zaklad Budowy Aparatury S.A. was entered in the Commercial Register on 27 October 1998. As at 30

June 2005, the company's share capital amounted to PLN 18 million.

The company's shareholders are:

- PKN ORLEN S.A. 96.57%
- Employees 3.43%

The Company's business activities include:

- production of chemical equipment (e.g. compressors) and similar products,
- renovation and repair of instrumentation,
- design of construction documentation for instrumentation and appliances.

As at the end of the first half of 2005 the shareholders' equity amounted to PLN 16,563 thousand.

The number of employees at the end of the first half of 2005 was 232.

The net loss as at 30 June 2005 amounted to PLN 1,419 thousand, whereas sales amounted to PLN 11,010 thousand.

- ORLEN Powiernik Sp. z o.o.

ORLEN Powiernik Sp. z o.o. was registered on 19 July 2000. As at the end of June 2005 the company's share capital amounted to PLN 25 thousand. PKN ORLEN S.A. is the company's sole shareholder.

The company is involved in providing trust services for PKN ORLEN S.A. in relation with the implementation of the Management Motivation Program.

As at 30 June 2005 the shareholders' equity amounted to PLN 87 thousand. The number of employees at the end of the year remained unchanged and amounted to 2 people. The net loss for the first half of 2005 amounted to PLN 8 thousand.

- ORLEN Budonaft Sp. z o.o.

ORLEN Budonaft Sp. z o.o was registered on 2 January 1997. PKN ORLEN S.A. is the sole shareholder in the company. As at 30 June 2005 the share capital amounted to PLN 3,795 thousand.

The company is involved in providing construction and modernization services for petrol stations.

As at 30 June 2005 the shareholders' equity amounted to PLN 205 thousand. The number of employees as at the end of the first half of 2005 was 181.

The net profit for the first half of 2005 amounted to PLN 82 thousand, whereas sales amounted to PLN 21,702 thousand.

- ORLEN Laboratorium Sp. z o.o.

ORLEN Laboratorium Sp. z o.o. was registered on 13 February 2003.

The company's shareholders are:

- PKN ORLEN S.A. ___94.94%
- Employees __________ 5.06%

As at 30 June 2005 the share capital amounted to PLN 9,915 thousand. The company specializes in providing laboratory and research services, as well as expertise and analyses. As at 30 June 2005 the shareholders' equity amounted to PLN 12,442 thousand. The number of employees as at 30 June 2005 was 309. The net profit in 2004 amounted to PLN 2,513 thousand, whereas sales amounted to PLN 18,405 thousand.

1.3.2 Conslidated jointly controlled entities

- Basell Orlen Polyolefins Sp. z o.o.

On 30 September 2002 PKN ORLEN SA and Basell Europe Holdings B.V. signed the joint venture agreement with Basell Orlen Polyolefins Sp. z o.o.

The company's shareholders are:

- PKN ORLEN S.A. __________50%
- Basell Europe Holdings B.V. ___50%.

As at 30 June 2005 the share capital amounted to PLN 907,398 thousand.

At the end of the first half of 2005 the shareholders equity was PLN 1,065,289 thousand.

The company is engaged in production of plastics and the wholesale of chemical products.

Initially the company used the installations contributed by PKN ORLEN SA (polyethylene production plant of capacity of 150,000 tons/year and the polypropylene production plant of capacity 140,000 tons/year). Currently the extensive construction work is in progress on a polypropylene production plant of capacity of 400,000 tons/year and a polyethylene production plant of capacity of 300,000 tons/year. Launching of commercial production in new plants is planned for the end of 2005.

The number of employees as at 30 June 2005 was 396.

The net profit as at 30 June 2005 amounted to PLN 19,877 thousand, whereas sales amounted to PLN 507,603 thousand.

Until the completion of construction of new installation (NPP), there will be two production lines LDPE and two PP production lines in motion, which were contributed by PKN ORLEN S.A. After setting in motion of NPP three of the four installations will be closed and new capacities will allow the company to increase production from 290 thousand tons to 830 thousand tons.

It is assumed that the NPP project will be financed from two sources: internal (cash from operating activity) and external (bank loan - BOP concluded a loan agreement with the bank consortium supervised by Societe Generale).

NPP was granted a prize "European Transaction of the Year in Petrochemical Industry" by Project Finance Magazine. The event proves the significance, scope and complexity of the project and the level of engagement of the people involved.

1.3.3 Consolidated associated companies

Consolidated directly associates of the Parent Company within PKN ORLEN SA Capital Group are:

- Chemiepetrol GmbH

Chemiepetrol GmbH was established on 1 January 1984. PKN ORLEN S.A. purchased shares in the company on 28 April 1993. As at 30 June 2005 the share capital of the company amounted to EUR 51,1 thousand (PLN 207 thousand).

The company's shareholders are:

- PKN ORLEN S.A. 20%
- CIECH S.A. 60%
- Jurgen Kleiner 20%.

The company's business activities include trading and agency services in all types of goods, in particular trade in chemical products on foreign markets.

As at 30 June 2005 the shareholders equity amounted to PLN 3,683 thousand.

The number of employees at the end of the first half of 2005 was 8 people.

The net profit for the first half of 2005 amounted to PLN 474 thousand, whereas sales amounted to PLN 17,605 thousand.

1.3.4 Unconsolidated company of considerable importance for the Capital Group - Polkomtel S.A.

The company was established on 19 December 1995. The company's share capital as at 30 June 2005 amounted to PLN 2,050 million and PKN ORLEN capital envolvement in the company PLN 436,495 thousand. PKN ORLEN SA holds 19.61% of shares and voting rights on the General Shareholders' Meeting.

Since 23 February 1996 Polkomtel S.A. has been one of the three entities which have a license for the development of a GSM mobile telephony network (Systems GSM 900 and DCS 1800). On 1 October 1996 the company commenced its commercial activity in Warsaw under the trade mark of "Plus GSM". Since 20 December 2000 the company has a license for UMTS mobile communications services.

The company's shareholders are:

- PKN ORLEN S.A. 19.61%
- KGHM Polska Miedz S.A. 19.61%
- TDC Mobile International A/S 19.61%
- Vodafone Americas Asia, Inc. 19.61%
- Polskie Sieci Elektroenergetyczne S.A. 16.05%
- Weglokoks S.A. 4.00%

- Tel-Energo S.A. 1.01%
- Tel Bank S.A. 0.50%

The company's business activities include:

- design, installation, operation and management of a GSM system,
- mobile telecommunications services,
- sale of GSM systems-related products and services.

II. CHANGES IN ORGANISATION AND MANAGEMENT OF THE PARENT COMPANY AND PKN ORLEN SA GROUP COMPANIES AND IMPACT OF EXTERNAL AND INTERNAL FACTORS ON OPERATIONS OF THE CAPITAL GROUP

In the first half of 2005 the Framework Organizational Rules and Regulations of PKN ORLEN S.A. approved by the Management Board on 6 December 2004 was in force. According to the Regulations, the organisational structure of the Parent Company consists of Head Offices in Plock and Warszawa, Production Plant in Plock and 12 Regional Organizational Offices in Bialystok, Gdansk, Katowice, Krakow, Lublin, Nowa Wieoe Wielka, Plock, Poznan, Rzeszow, Szczecin, Warszawa and Wroclaw, having the status of an employer under the wording of Art. 3 of the Labour Code. Regional Organizational Offices are composed of Regional Wholesale and Logistics Offices, Regional Retail Trade Offices, Regional Investment and Maintenance Offices, Regional Financial Offices and Financial Offices.

The Supervisory Board of PKN ORLEN S.A. decided on 18 October 2004 to extend the number of the Members of the Management Board from 6 to 7. In accordance with the decision of the Framework Organizational Rules and Regulations of the Company the responsibilities of Members of the Management Board is as follows:

- President of the Management Board, General Executive Officer,
- Member of the Management Board, Chief Financial Officer,
- Vice-President of the Management Board, Human Resources Management and Administration,
- Vice-President of the Management Board, Cost Management and Information Technology,
- Vice-President of the Management Board, Operational Activities,
- Vice-President of the Management Board, Retail and Commercial Sales,
- Vice-President of the Management Board, Chief Investment Officer,

The structure of President of the Board Group consisted of: Audit Department, Control and Security Department, Legal Department, Public Relations Department, Investor Relations Department, Business Strategy Department, Management Board Department and Proxy for Protection of Confidential Information.

The Group of Vice-President of the Board for strategy and capital Investments comprised: Capital Group Department,

UNIPETROL Holding Integration Department, Capital Investments Department.

The new Group established as of 1 December 2004, supervised by Vice-President of the Board for Cost Management and Information Technology comprised: IT Department, Crude Oil Trading Department and newly created Purchase Department and Cost Management Department. The departments of the newly created group supervised realization of the raw material supply of the Parent Company (with exclusion of energy, fuels for resale, and non-fuel products), they are responsible for turnover of natural gas, purchases of fuel raw materials, cost management, optimization of IT solutions and IT standards implementations, and for activities within sector of crude oil and natural gas searching and mining.

The structure of Vice-president for Human Resources and Administration Group was formed of: Administrative Department, Organization and Restructuring Department, Personnel Department and Human Resource Management Department.

The structure of Vice-President of the Board for Retail Sales Group comprised: the structures of Director for Investments in Retail Sales and Director of Sales Management, Department of Planning and Retail Sales Analysis, Department for Purchase of Non-Fuel Products and Category Management, and Marketing Department.

Within the process of integration of PKN ORLEN SA and UNIPETROL Holding, particular Reporting Directors commenced analytical research concerning the

integration process with respect to aspects of their competencies in order to achieve the synergy effect.

In the first half of 2005, the Company continued work on the initiated last year project of a new concept of segment management, based on standards adopted in the international oil concerns. The drafts of procedures necessary for the operation of the segment management were prepared and the Company assigned particular companies of the Group to appropriate segments. A new organizational structure was also suggested, adapted to development strategy and increase of PKN ORLEN SA goodwill.

In the first half of 2005 the Company conducted work within the restructuring project for regional offices in the area of retail sales, investments and maintenance of petrol stations and finance, which was aimed at design of trade effective structures ensuring maximum sales and economic result. The new regional structures in retail sales, investments and maintenance of petrol stations and finance were implemented on 1 July 2005.

Apart from the above organizational and legal changes in the Company, significant changes in two companies of the Capital Group were noticed:

- Rafineria Nafty Jedlicze S.A.

In the first half of 2005 there were further changes in the work organization in the company aiming at improving its functioning and optimization of activity costs, and effectiveness of task performance. The most important of those changes are as follows:

- liquidation of the Trade unit and replacing it with Sales unit, directly supervised by the Trade Director; the number of posts of the sales unit was increased, while decreasing the number of posts in the former Supplies Team;
- establishment of Purchases and Logistics unit, supervised by Trade Director thus replacing the Supplies Team; the unit supervises Supplies Warehouse;
- separation of Oil and Lubricants Warehouse from the former Trade unit, which is currently supervised directly by the Director of the Oil and Lubricants production unit;
-establishment of an independent post of Coordinator for production and sales, supervised directly by the Director of the Oil and Lubricants production unit;
- liquidation of the technology and Production Development Team in the Optimization and Settlement of Production unit, and formation of the optimizations and settlement of production team; moreover, expert engineers were assigned to particular production units;
- widening of scope of professional duties of up to now Representative of Bonded Warehouse with simultaneous change of the name of this position to Representative to Excise Tax Products.

The most important external factors having an impact on the results of Capital Group are the following:

- Economic growth

An increase in GDP in the first half of 2005 amounted to 2.4% whereas in the first half of 2004 to 6.5%. The domestic demand in the first half of 2005 increased by 0.4%. The projections for the year 2005 assume an increase in GDP by 4%. Rapid race of the economic growth in Poland and the deomestic demand may have a positive impact on rise in the consumption of liquid fuels.

- Unemployment rate

At the end of the first half of 2005 the unemployment rate was lower compared to the end of the first half of 2004 and amounted for 18% compared to 19.40% at the end of the first half of 2004. There was a smaller number of the newly registered unemployed and at the same time there was an increase in number of the unemployed deregistered from the employment agency evidence. The high unemployment rate in Poland is still one of the factors, which limits internal demand and adversely influences the level of sales of the Capital Group products.

- Inflation

According to data published by the Central Statistics Office, the average annual increase in prices of consumer goods and services in the first half of 2005 was higher than in the first half of 2004 ([illegible] compared to [illegible] respectively).

- Prices of crude oil, refinery products and margins

Changes in crude oil prices as well as significant fluctuations in finished goods prices on world markets, cause significant variations in margins generated by the Capital Group. In the first half of 2005 there were large fluctuations in crude oil prices. The average annual price of Brent barrel from quotations increased in comparison to the first half of 2004 by 47.4% to the level of USD 49.67/bbl. Additionally, during the first half of 2005 there were considerables increases in product margins (crack), which positively influenced the results of PKN ORLEN S.A. and the Capital Group companies producing and trading in fuels. Margins on petrol increased by 78.3% to the level of USD 128.92/ton, on Ekoterm by 94.1% to the level of USD 90.33/ton, and on Jet A-1 by 65.2% to the level of USD 146.62/ton. An insignificant decrease was recorded for margins on petrol (decrease by 13.4% to the level of USD 106.12/ton). The margins on petrochemical products recorded significant increases, among others, on ethylene by 20.9% to the level of USD 576.28/ton and on propylene by 41.7% to USD 515.72/ton.

- Fluctuation of exchange rates

The exchange rate fluctuations have significant impact on sales revenue and results of the PKN ORLEN Capital Group (by means of adjusting the fuel prices on the basis of import parity), costs of crude oil and other raw materials as well as financial costs related to debt denominated in foreign currencies. Purchases of crude oil and other raw materials realised by PKN ORLEN S.A. are denominated in USD and EUR, although the majority of revenues are realized in PLN. As a result of the above trends, changes in the exchange rate of PLN to foreign currencies have a significant impact on the results achieved by the Parent Company. The average annual USD exchange rate decreased by 17.6% to the level of PLN 3.18 (calculated as arithmetical average of daily NBP exchange rates within period from 1 January to 30 June 2005). Simultaneously, the EUR exchange rate increased by 13.7% to the level of PLN 4.08.

- Changes in fiscal policy and current legal regulations

Any changes in VAT regulations and excise tax will also be of great importance for the economic situation of the Capital Group. Fiscal policy is characterized by enlarging its subject range and increasing of excise tax rates for crude oil products. While prices of products are on high level, it is an additional barrier preventing form full transfer of operational costs on products selling prices.

The year 2005 is another period of changes in the structure of demand for engine fules due to increase demand for automotive liquid gas and diesel oil, while the petrol market remained on the comparable level. Since 1 January 2005 the quality requirements have been more restrictive for petrol and diesel oil. In case of petrol, the sulphur content was limited to 50 ppm (from 150 ppm) and the content of fragrances to 32% of the capacity (from 42% of the capacity). In case of diesel oil, the content of sulphur was limited to 50 ppm (from 350 ppm), and the excise tax allowance was introduced for sulphur-free diesel oil (sulphur content <10 ppm).

The above changes had an impact on limitation of flexibility in the motor fuels production and increased the unit cost of production. The excise tax allowance for sulphur-free diesel oil enabled PKN ORLEN SA to optimise its production in his area. Some investment decisions has been also made aiming at improvement of production flexibility and lowering of production costs of low-sulphur motor fuels.

- Mandatory reserves

Owing to obligations resulting from the Polish accession to the European Union, Poland is compelled to reach the level of 90-days mandatory reserves of liquid fuels, constituting the assurance of the energy safety for the country. Thus, the producers and importers of fuels operating in Poland are obliged to make mandatory reserves. Effective 1 July 2005 an Amendement of the Act on State Reserves and Mandatory Reserves (Journal of Laws No. 143, item 1201) came into

force, which provides for the issues related to the Poland's accession to the European Union. The current schedule of making liquid fuels reserves is based on the production volume, intracommunity purchases and imports, carried out by an entrepreneur in the prior year, less intracommunity supplies and exports. Starting from 1999 the required level of mandatory reserves has increased by 7 days yearly, to reach the number of 76 days at the end of 2008. Moreover, the the Ministry Material Reserves Agency is responsible for state reserves of liquid fuels in the amount equal 14-day consumption of fuels in a given year. PKN ORLEN SA makes and maintains mandatory reserves of fuels, semi-products and crude oil. For storing the reserves the Parent Company uses mainly the underground warehouses of crude oil and fuels of storage tanks in IKS "Solino" S.A., its own warehouses located around the country and warehouses belonging to Naftobazy Sp. z o.o. The cost of underground storage of crude oil and fuels is much lower than the cost of ground warehouses.

- Decrease in car sales

During the first half of 2005 lower demand on the domestic market of newly produced cars was observed. According to companies analysing the automobile market, car sales in the first half of 2005 decreased by about 33% as compared to the first half of 2004, i.e. to the level of over 129 thousand cars. The decrease of sales was influenced considerably by the increased import of second-hand cars. The number of cars imported to Poland was over three times higher than sales od brand new cars. The level of sales of new cars influences fuel consumption.

- Domestic fuel consumption

In the first half of 2005 the total estimated domestic fuel consumption in Poland, based on data from Nafta Polska S.A., amounted to 6,245 thousand tons, that is was at the level comparable with the respective period of 2004.

In the first half of 2005 pertol consumption decreased by 5% with regards to the level of 2004. The basic factor caused the decrease is a dymamic development of the automotive gas market. In accordance with the data provided by the Polish Organisation for Liquid Gas (POLG), in 2004 the LPG consumption increased compared with 2003 by about 35% and amounted to 1, 440 thousand tons (i.e. 34% of the consumption volume of pertol in 2004). In compliance with POLG estimates, the Polish liquid gas market is the first in Europe considering the number of vehicles powered with LPG, and the second in the world (after the South Korea). The number of vehicles powered with this type of fuel is currently estimated at almost 2 million.

The consumption of the diesel oil in the first half of 2005 increased only by 1% with respect to the first half of 2004, which is mainly due to very ineffective second quarter (2% decrease in consumption). The reason for such a situation is considerable, of about 16%, increase of retail DO prices in the first half of 2005 and the related possible rise in light heating oil usage for illegal powering of Diesel engine vehicles (this may be evidenced also by 5% increase in LHO consumption).

In accordance with Nafta Polska S.A. data, in the first half of 2005 the consumption of light heating oil increased by 5% with reference to the comparable period of 2004. The main factor which generated rise in LHO consumption was the Decree of the Ministry of Finance under which the excise tax rate on this fuel was increased to the level of DO. Consequently, in May 2005 LHO consumption was over 40% higher than in May of the prior year. Finally, the Decree was withdrawn yet it definitely influenced significantly the medium distillate market and the whole situation proved how strongly the government's fiscal policy influences the Polish fuel market.

In the first half of 2005 the demand for fuels was satisfied mainly from domestic refineries, which due to increasing imports recorded 5% fall of the total fuel sales in Poland.

- Imports of fuels

The estimated total import sof fuels to pOland in the first half of 2005 increased with respekt to the comparable period of 2004 by about 285 thousand tons.

In the first half of 2005 petrol imports remained at the volume level of the first half of 2004 (decrease only by 12 thousand tons), while imports of medium distillates considerably increased: diesel oil (by 210 thousand tons) and light heating oil (by 87 thousand tons).

A high level of imports of diesel oil to Poland was due mainly attributable to very high crack margins in the first half of 2005 for this product - on average USD 129/ton compared with USD 76 /ton in the first half of 2004.

Due to dynamic rise of imports of medium distillates, it is estimated that in the first half of 2005, as in the comparable period of 2004, PKN ORLEN S.A. reached 55% share in the fuels market, including approximate 2 percentage points gained on the petrol market and the same amount given up on the diesel oil market.

Still high fuel prices and the related high crack margins justify the assumption that imports of fuels will continue to be profitable and its high volume will in the near future decrease the share in sales of Polish refineries on the domestic market.

- Interest rates

At the end of the first half of 2005, pawn loan interest rates reached the level of 6.5%, whereas bill of exchange discount rate 5.5% (at the end of the first half of 2004 6.75% and 5.75% respectively).

The average LIBOR 3M rate for United States Dollar increased by 1.9 pp in comparison to the end of June 2004, whereas the average EURIBOR 3M rate for Euro decreased by 0.1 pp. The level of interest rates influences cost of the Capital Group debt.

- The situation on the Polish retail market

Considerable increase of the number of Neste and shopping centers stations which are aimed at low prices and high volume of sales (due to localization and pricing policy) impacts the fuel retail market in Poland and currently, using " volume factor" constitutes the significant portion of that market.

Despite increase in PKN ORLEN S.A. franchising stations and the nominal rise in the number of petrol stations, PKN ORLEN S.A.'s share in the total number of petrol stations decreases (by 1.2%).

The following internal factors influenced the results achieved by of the PKN ORLEN S.A. Group in the first half of 2005:

- Loyalty programs developed in the Parent Company

VITAY program is a loyalty scheme aimed at individual customers visiting ORLEN petrol stations on a regular basis.

VITAY was launched on 14 February 2001.Customers making purchases within the program gain VITAY points, which may be subsequently exchanged for fuel or gifts.

Flota Polska Program is designed for institutional customers operating their own means of transport. The most numerous participants of the program include: shipping companies, production and service companies, banks, offices of central and local administration and foreign branch offices. We offer two kinds of Flota cards for our clients: K-type cards, issued to the driver's name and S-type cards issued for a specific vehicle registration number. Each card can be loaded with individual limit for fuel volume as well as products and services value and frequency of transactions. Additionally, Flota managers can visit a personalized web-page, which provides tools assisting in Flota management.

In 2004, owing to cooperation of two strong partners and brands a new co-branded card was introduced. ORLEN/DKV card is the first one in Europe, which unites a microchip technology of Polish FLOTA card with magnetic strip of DKV network.

In 2004, owing to cooperation of two strong partners and brands, there is a new

co-branded Flota card on offer. ORLEN/DKV is the first fuel card in Europe which combines microprocessor technology of the Polish FLOTA card with the DKV magnetic card.

In the first half of 2005, the share of Flota sales in the total fuel sales in the own petrol stations increased to 10.4% from 8.6% in the first half of 2004.

- PKN ORLEN S.A. investment program

In the first half of 2005, the Parent Company's Management Board approved of the following investment projects:

- adaptation of HON VI installation for production of diesel oil of sulphur content below 10 ppm. The completion deadline is: October 2006. Objective: to adaptat of the instrumentation of HON VI to the new catalyst necessary for production of diesel oil of sulphur content up to 10 ppm.
- modernization of the Warehouse No. 94 in OEwinoujoecie. Completion deadline: September 2007. Objective: to maintain reloading capacity of the warehouse by modernization of the existing infrastructure and to adapt the warehouse to the requirements resulting from the binding regulations.
- modernization of the Warehouse No. 81 in Krakow - Olszanica. Completion deadline: September 2007. Objective: to maintain distribution capacity of the warehouse by reconstruction of the obsolete technical utilities and to adapt the warehouse to the requirements resulting from the binding regulations.
- modernization of the Warehouse No. 82 in urawica. Completion deadline: August 2007. Objective: to maintain reloading capacity of the warehouse by modernization of the existing infrastructure and to adapt the warehouse to the requirements resulting from the binding regulations.
- modernization of the Warehouse No. 112 in Boleslawiec. Completion deadline: July 2007. Objective: to adapt the existing technical utilities of the building to the technical safety, fire, ecological and work safety requirements resulting from the binding regulations and to improve the operations of the warehouse.
- PKN ORLEN SA engagement in construction of a complex of fragrances extraction installation of capacity of 395 thousand tons/year for paraxylene PX and 600 thousand tons/year for PTA terephthalate acid. The projected deadline of completion: September 2009. Objective: to launch from 2009 the PX + PTA installation of capacity of 600 thousand tons/year as components for production of polyterephthalate ethylene (PET).

In the first half of 2005, in accordance with Investment Operations Plan the following projects were accepted, transferred for use and settled within the projected budgets:

- Construction of three feeding units for auto tanks for toluene, pharbasole and xylene in Production Plant in Plock. The investment was accepted on 20 January 2005. Objective: to move production of the above solvents from Warehouse No. 13 to PKN ORLEN S. A. Vehicle Terminal.
- Adaptation of technological furnaces F201 at installations HON II and HON III for their UDT supervision. The project was accepted on 28 January 2005. Objective: to modernize furnaces in order to subject them to UDT supervision, to ensure further exploitation of the furnaces and installations HON II and HON III, to increase technical safety and decrease a negative impact on environment by limitation of gas emission.
- A unit for feeding auto tanks with heating fuel. The project was accepted on 9 March 2005. Objective: to improve technical, fire and ecological safety at loading of heavy heating oil to auto tanks.
- Improvement of separation of liquids from wet gas from 1-V-06 at installation DRW VI. The project was accepted on 10 March 2005. Objective: to improve separation of liquids from we gas at installation DRW VI, to reduce the amount of desalted crude oil, to limit the number of breaks in the process.
- Development of the warehouse network for antifreezeing liquids. The project was accepted on 25 March 2005. Objective: to meet the trade needs by increase of the range of produced antifreezing liquids: PETRYGO liquid and concentrate, QAL liquid and concentrate.
- Modification of the soft asphalt cooling unit. The project was accepted on 30 March 2005. Objective: to ensure safety of installation HOG during its rest.
- Infrastructure of Polyethylene III and Polypropylene III. The date of

acceptance: 31 March 2005. Objective: to secure supplies of raw materials, support products and electric power to the basic installations of Poliolefin III constructed by JV.

- Optimisation of the sulphur content in the diesel fuel and Ekoterm light heating oil. The project was accepted on 31 March 2005. Objective: to opitimise the sulphur content in accordance with the European Union requirements, to reduce the amount of reblendings and to eliminate control analyses.
- Installation for petrol feeding to raiway tanks in the Warehouse No. 74 in Ostrow Wielkopolski. The project was accepted on 24 May 2005. Objective: to decrease transportation costs of fuels on the route Plock - warehouses located in the south-western Poland, using the existing product pipeline Plock - Ostrow Wielkopolski.
- Modernisation of H101 and H102 furnaces at Paraxylene Installation. The project was accepted on 30 May 2005. Objective: to modernise furnaces in order to subject them for UDT supervision; to allow firther use of the furnaces and paraxylene installation; to increase technical safety and reduce a negative impact on environment by limitation of gas emission.
- Revamping Infrastructure at Olefin II. The project was accepted on 28 June 2005. Objective: to ensure supplies of raw materials, support products and electric power to Olefin II after revamping, and to ensure expedition of all product lines.
- Intensification of Fragrances Extraction Installation with facilities. The project was accepted on 13 June 2005. Objective: to increase capacity of the installation from 480 thousand tons/year to 550 tons/year, to manage the BT fraction line from II after revamping, to remove bezene from reformate which will make it possible to decrease the benzene content in fuels (the required petrol quality in the EU in 2005); to increase the quality of the produced benzene and toluene in compliance with ASTM standards, which will increase sale capacity.
- Revamping at Olefin II, intensification of IFP, pyrotol and butadiene emission - installations of I category. The scope of the project accepted on 29 June 2005. Objective: to complete the necessary stages in order to launch the installation with capacity of 360 thousand tons/year and to gradually launch technological units increasing ethylene production volume to 700 thousand tons/year.

• BONUS Project in the Parent Company

In April 2005 the Company launched BONUS project. Its objective is mainly to significantly reduce costs related to external purchases and to make the purchases more effective. The Project is carried out with advisory support from A.T. Kearney, which provides similar services to the largest global companies. In June the Company completed the first stage of the project consisting of review of all external expanses of the Parent Company and selected companies of the Capital Group. Currently, the project embraces the operating implementation of savings in particular purchase areas. Within the first stage the project projects even PLN 100 milion of savings per year.

• OPTIMA - Programme of operating cost reduction

OPTIMA, a programme of operating cost reduction is follower of the previous programme launched in 2004, called KPRKO. OPTIMA is to embrace the whole Capital Group. By the end of 2005 PKN ORLEN SA will have finished KPRKO. Under this programme, before the end of 2004, 340 savings initiatives were implemented. OPTIMA is a more extensive programme than KPRKO as it embraces the Group companies and refers to many more issues. OPTIMA does not comprise the parallel programme of Total Margin Optimisation. Implementation of OPTIMA will result in reduction of operating costs by minimum PLN 600 million in 2009, i.e. above the final result of KPRKO with respect to 2005. It will also help to reduce e investment expenditure by minimum PLN 600 million in the years 2006-2009 at unchanged investment schedule included in the development strategy of PKN ORLEN SA. The savings will result from more rational expenditures and not from reduction of investments.

• Risk Management System in PKN ORLEN S.A.

Financial results of the Parent Company may be subject to fluctuations in relation to market factors, particularly to quotations of products, exchange rates and interest rates. PKN ORLEN S.A. manages the risk, to which it is

exposed, limits variability of the future cash flows and limits potential economic losses arising as a consequence of the events that may have a negative impact on the result of the Company. The policy and the strategy of using derivatives is determined and supervised by the Management Board.

In case of the exposition USD/PLN related to operating activity there is a natural hedging, i.e. the exchange rate risk from purchase of crude oil is offset against the revenues from the sale of products, which prices depend on the USD/PLN exchange rate.

Moreover, swap transactions concluded in the year 2003 stabilizing cash flows in EUR generated by sales of petrochemical products were realized in 2005. Maturity date of the mentioned hedging transactions is 2006.

The Parent Company applies the cash flow hedge accounting for the swap transactions using a system supporting management of hedge transactions. In order to formalize the risk management process relevant procedures were implemented and the Risk Committee was set up to control the Parent Company exposure to risk and to make decisions on concluding hedging transactions.

- Implementation of efficiency plans in the Parent Company

At the end of 2002, the Parent Company's Management Board decided to implement two significant efficiency systems during the period 2003-2005 - value based management system and a comprehensive operational cost cutting programme. The first plan will allow the Company to introduce modern management methods, take optimal decisions and improve managers' competency, which will help to increase Company's value and improve the shareholders' perception of the Company. The latter plan will ensure a decrease in a significant part of operating expenses in all areas of the PKN ORLEN S.A. activities. The detailed description of those programs is included in the part V of the statement.

- Investment programme in ANWIL S.A.

Investment projects carried out in last years improved to a significant extent competitiveness of Anwil S.A. The company timely discounted the effects of investment undertakings from prior years thus settling all its financial liabilities, particularly rapid special loan instalments. This way it achieved a liabilities structure which makes it possible to launch other development projects. The scope of investment carried out in this period concerned continued investments related with environment protection and improvement of business effectiveness and cost competitiveness of the company:

- the company continued the task the commenced in 2004 "Change of technology of producing chlorine from diaphragm to membrane" at Chlorine and Sodium Wax Production Plant. This investment is supplementary to the earlier realized projects in PCV production chain, necessary to reach production capacity at the level of about 330 thousand tons/year. The closing budget amounts to PLN 247 million.
- to reduce impact on the environment ANWIL SA modernised the waste disposal system by constructing and acceptance for use of Biological Sewage Treatment Plant (BSTP)
- the company continued the following main projects:
- modernisation of cracking installation - heat retrieval,
- construction of CANWIL warehouse (the trade name),
- modernization of CV and PCV installations.

III. CURRENT AND PROJECTED FINANCIAL POSITION OF THE CAPITAL GROUP

3.1 PRODUCTION

In the first half of 2005 crude oil processing in the PKN ORLEN SA Group companies amounted to 6,548 thousand tons and was by 9.9% higher in comparison to the comparable period of the previous year (2005 includes Unipetrol - June). There was an increase of the processing of crude oil by 6.0% to the level of 6,047 thousand tons in the Dominant Company. The proceeds on refined products amounted to 81.37% and was higher by 0.2 pp than in the first half of 2004.

The most important events in the first half of 2005 in the area of production were:

1. Production of lead-free fuels in compliance with the requirements EN 228:2004 for motor fuels effective from 1 January 2005. The acceptable levels were restricted in two parameters: fragrances content is lowered from 42% (of the volume) to 35% (of the volume) and sulphur content from 150 mg/kg to 50 mg/kg.

2. Production of diesel oil Ekodiesel Ultra of the sulphur content below 10 mg/kg in accordance with ZN/ITN-ORLEN/NF-229/2004, which was included in PKN ORLEN S.A. offer from 1 January 2005. The oil meets the highest quality and ecological standards for high-pressure engine fuels in the EU. The low level of sulphur in the diesel oil will be adopted in the EU states as obligatory in 2009.

3. Agreement with AXENS (basic design, license and catalyst delivery) for diesel fuel stabilising installation in Desulphurisation of Cracking Fuel concluded in January 2005. The launching of the installation is planned for the end of 2007.

4. The necessity to process the mixture of Rebco crude oil and low-sulphur oil in order to produce low-sulphur fuel for Power Plant due to the planned rest of HOG installation (29.04-12.06). The share of low-sulphur oil in the total processed raw material amounted to 1.6%.

5. Due to conducted modernisation of petrochemical installations (Olefin II, Butadiene II, Hydrogenetion of Petrol, Pyrotol) and maintenance rests at other installations: Ethylene Oxide I and II, Glycol I and II and Phenol, the production of petrochemical products was limited.

6. In May and June the major modernisation work at installation in Olefin II, which allowed launching of new units without excluding the existing part of the installation. The completion of the project is planned for September. The production capacity of the modernised installation is 702 thousand tons of ethylene/year.

7. By the end of June 2005, launching of the modernised Fragrances Extraction Installation producing benzene and toluene based on raw materials from Reforming V and Olefin II. The production capacity of the modernised installation is 27.4 t /h for toluene and 22.4 t/h benzene.

3.2 INFORMATION CONCERNING BASIC PRODUCTS AND SERVICES, SALES MARKET AND SUPPLY SOURCES FOR COMPANIES OF THE CAPITAL GROUP

Information concerning the basic products and services as well as sales market and supply sources for the Capital Group companies are presented further in the Additional Information.

3.3 FINANCIAL RESPURCES MANAGEMENT

At the end of the first half of 2005 the level of net financial indebtedness of the Parent Company with respect to 31 December 2004 increased by PLN 1,385. Capital investments, in this period reaching PLN 1,995 million, were financed with an excess from the current operating activity (PLN 718 million), with liquid assets and deposits (PLN 757 million), assets obtained from repayment of the loan granted by the Company in 2004 to its subsidiary ORLEN Deutschland AG (PLN 244 million) and with increased external indebtedness (PLN 280 million).

The most significant investment expense item at the Parent Company in the first half of 2005 was acquisition of 62.99% shares in Unipetrol, 9.76% of shares in Spolana and purchase of receivables of some of the Unipetrol Group companies for the total amount of PLN 1,797 million.

Increase in external indebtedness of the Company was a result of signing of two loan agreements in CZK of the total amount of PLN 207 million and increase by PLN 134 million, compared to the state at 31 December 2004, of available credit lines at current accounts. In accordance with consortium agreement concerning the optional currency (dollar), a portion of the dollar drawings (PLN 61 million) of the consortium loan was repaid, yet the carrying amount of the loan denominated in PLN increased due to changes in exchange rates.

The Parent Company is a party to 8 loan agreements, of which 7 are of a short-term type and one is a long-term loan agreement. All short-term loans were granted to the Company under bilateral agreements. The long-term loan is a currency loan granted by the consortium of 19 banks, both Polish and international. The maturity date for four of the short-term loans with statistical interest accumulated as at 30 June 2005 falls in 2005 (in line with the balance as at 30 June 2005: PLN 338 million), for three loans in 2006 (in line with the balance as at 30 June 2005: PLN 5 million), and for the long-term loan in 2008 (in line with the balance as at 30 June 2005: PLN 1,423 million).

Detailed information on maturity dates for the loans were presented in Note 16 of the consolidated financial statements of the PKN ORLEN Group for the first half of 2005.

In the first half of 2005, the Parent Company did not grant any loan within the Capital Group.

The amount and structure of financial liabilities, both in terms of their maturity and currency in which they are denominated, are as follows:

	31 December 2004		30 June 2005	
		%		%
Share of loans in the Company:	in PLN million		in PLN million	
Long-term	1,408	100%	1,423	81%
Short-term	6	0%	343	19%
in USD	709	50%	732	41%
in EUR	702	50%	695	39%
in CZK	0	0%	202	12%
in PLN	3	0%	137	8%

The Company's liquidity as at the end of the first half of 2005 remains at the secure level. The available current financial assets amount to PLN 520 million, the Company takes advantage of unused credit lines and the Programme of Bond Issue. As at 30 June 2005, under short-term loan agreements the Company may use PLN 272 million, under the long-term agreement PLN 606 million (i.e. in the loan currency EUR 150 million) and PLN 700 million within the Programme of Bond Issue (moreover after the balance sheet date, in July 2005, the Company signed another renewable loan agreement for PLN 100 million with a year maturity).

The financial safety of the Company is positively influenced also by a large lending capacity which allows obtaining additional external resources in a relatively quick and inexpensive way.

Currently, the Company intends to continue optimization of its financing within the PKN ORLEN SA Group.

In the first half of 2005 the Group companies (excluding the Parent Company) drew and were granted the following significant loans:

- Anwil S.A.

ANWIL SA in the first half of 2005 signed 2 new loan agreements:

- preferential loan agreement related to environment protection; amount due: PLN 3,500,000; maturity date: 30 December 2010;
- preferential loan agreement related to environment protection; amount due: PLN 63,000,000; maturity date: 30 March 2011.

- IKS SOLINO S.A.

- investment loan; amount due: PLN 121,651 thousand; maturity date: June 2017;

- Rafineria Nafty Jedlicze S.A.

- loan in Bank PEKAO S.A. Warsaw; of PLN 10,000 thousand for financing of current operations; amount due PLN 10,000 thousand; maturity date: May 2008

- loan in ING Bank OElaski S.A. of PLN 29,688.7 thousand for the

investment project "Hydrorefining Installation"; amount due: PLN 10,391 thousand; maturity date: December 2006,

- loan in Bank PEKAO S.A. Warsaw of PLN 50,000 thousand for financing of current operations; amount due: PLN 17,329 thousand; maturity date: May 2007,
- loan in BPH S.A. of PLN 20,000 thousand for financing of current operations; amount due: PLN 150 thousand; maturity date: November 2007,
- loan in BRE Bank S.A. of PLN 5,000 thousand for financing of current operations, amount due: PLN 39 thousand; maturity date: December 2006,
- loan in PKO Bank Polski S.A. of PLN 20,000 thousand for financing of current operations, amount due: 5.242; maturity date: December 2006,
- loan in the National Fund for Environment Protection and Water Management of PLN 50,000 thousand for subsidising the investment project "Hydrorefining Installation"; amount due: PLN 15,000 thousand; maturity date: December 2006.

• Rafineria Trzebinia S.A.

- investment loan in BOOE Warsaw, amount due: PLN 1,500 thousand; maturity date: April 2006,
- investment loan in BOOE Warsaw, amount due: PLN 1,950 thousand; maturity date: July 2006,
- investment loan in PEKAO Warsaw, amount due: PLN 30,000 thousand; maturity date: October 2007,
- short-term loan in BPH PBK S.A., amount due: PLN 29,016 thousand; maturity date: May 2006,
- short-term loan in CITIBANK, amount due: PLN 18,589.4 thousand; maturity date: November 2005,
- short-term loan in PEKAO Warsaw, amount due: PLN 18,788.4 thousand; maturity date: December 2005,
- short-term loan in PEKAO Warsaw, amount due: PLN 20,000 thousand; maturity date: February 2007,
- short-term loan in BH Warsaw, amount due: PLN 3,735 thousand; maturity date: January 2006,
- short-term loan in PEKAO Krakow, amount due: PLN 11,311 thousand; maturity date: January-April 2006,

• ORLEN Oil Sp. z o.o.

- current account loan in Bank Handlowy in Warsaw, amount due: PLN 17,087 thousand; maturity date: November 2005;

• Basell Orlen Polyolefins Sp. z o.o.

- Before 19 December 2004 Basell Orlen Polyolefins was granted a loan for Project Implementation (EUR 350 million) and a short-term loan (EUR 20 million). The first is an investment loan and is devoted to finance new polypropylene and plyethylene installations; the latter is used to cover deficiencies in the operating capital. The first instalment of the Project Implementation loan was partially used in January 2005 to repay the auxiliary loan drawn in 2003 (EUR 30 million). The loan repayment will start in July 2006, and the maturity date will fall in the half of 2015. Financial assumptions of creditors project an earlier repayment of the loan (half of 2012). In order to finance NPP investment and repay the accumulated interest the company continues to draw from the loan. The withdrawals within a given drawings are possible before the end of 2005. After that date the repayment of the loan will be commenced. As at the end of June 2005 the amount of the loan used for the project amounted to EUR 190.6 million (PLN 840.7 million), and the renewable short-term loan was not used.

• ORLEN PetroTank Sp. z o.o.

- medium-term loan in Bank BPH S.A., amount due: PLN 14,482.5 thousand; maturity date: May 2006,
- short-term loan in Bank Handlowy S.A., of PLN 20,000 thousand, amount due: PLN 19,728 thousand; maturity date: December 2005,
- investment loan, in Bank BPH S.A. (in CHF) amount due: PLN 9,906 thousand (CHF 3,799.5 thousand); maturity date: December 2006,

• ORLEN PetroProfit sp. z o.o.

- short-term loan in Bank Handlowy O/Lublin, of PLN 5,000 thousand, amount due: PLN 4,034 thousand; maturity date: undefined, renewable every 7 days no longer than to 28 September 2005
- short-term loan in PKO S.A. V O/Lublin, of PLN 5,000 thousand, amount due: PLN 4,331 thousand; maturity date: December 2005,
- short-term loan in Kredyt Bank S.A. O/Lublin, of PLN 4,200 thousand; amount due: 2.975 thousand; maturity date: June 2006,
- short-term loan in Bank Handlowy S.A. O/Lublin of PLN 3,500 thousand; amount due: PLN 3,500 thousand; maturity date: January 2006,

- ORLEN PetroZachod Sp. z o.o.

- short-term loan in, PEKAO S.A. Poznan, of PLN 9,000 thousand, amount due: 7.552,5 thousand; maturity date: June 2006,
- short-term loan in PKO BP S.A. Poznan, of PLN 2,200 thousand, amount due: PLN 394 thousand; maturity date: December 2005,
- short-term loan in Bank Handlowy Warsaw, of PLN 5,000 thousand, amount due: PLN 3,324 thounsand; maturity date: December 2005,
- short-term loan in Bank BWE, of PLN 4,000 thousand, amount due: PLN 4,000 thousand; maturity date: September 2005,
- short-term loan in Bank BWE, of PLN 2,000 thousand, amount due: 269 thousand; maturity date: September 2005,
- long-term investment loan in Bank Handlowy Warsaw, of PLN 6,500 thousand, amount due: PLN 977 thousand; maturity date: March 2006.

- Ship Service S.A.

- loan of PLN 8,000 thousand, in Bank PEKAO S.A., amount due: PLN 7,458 thousand; maturity date: March 2006,
- loan of PLN 6,700 thousand, BNP PARIBAS, amount due: PLN 1,614 thousand; maturity date: June 2005.
- loan of PLN 3,000 thousand, BRE Bank S.A., amount due: PLN 2,128 thousand; maturity date: September 2009,
- loan of USD 4,000 thousand, Bank PEKAO S.A., amount due: PLN 10,553 thousand; maturity date: August 2006,
- loan of USD 1,450 thousand, BRE Bank S.A., amount due: PLN 4,544 thousand; maturity date: November 2006,
- loan of USD 400 thousand, BRE Bank S.A., amount due: PLN 1,156 thousand; maturity date: September 2008,

- Petrolot Sp. z o.o.

- current account loan in BRE Bank S.A. up to PLN 10,000 thousand; as at 30 June 2005 amount due: PLN 1,445 thousand,
- current account loan in Bank Handlowy in Warsaw; amount due as at 30 June 2005 PLN 18 thousand, maturity date: July 2005,
- current account loan in BPH S.A. in Warsaw up to PLN 15,000 thousand; as at 30 June 2005 the loan was not used,
- investment loan in ING Bank OElaski S.A. of PLN 11,200 thousand, amount due as at 30 June 2005 PLN 5,058 thousand; maturity date: December 2009.

- Petrotel Sp. z o.o.

- investment loan in BGZ S.A. of PLN 6,000 thousand, amount due as at 30 June 2005 PLN 4,500 thousand, maturity date: June 2008,
- loan in PKO BP S.A. of PLN 5,400 thousand, amount due as at 30 June 2005 PLN 5,400 thousand, maturity date: 2008-2010,

- ORLEN Gaz Sp. z o.o.

- short-term current account loan in Bank Pekao S.A. of PLN 4,400 thousand; amount due as at 30 June 2005: PLN 1,497 thousand; maturity date: September 2005.
- short-term current account loan in Bank Handlowy in Warsaw CITIBANK of PLN 5,500 thousand; amount due as at 30 June 2005: PLN 1,700 thousand; maturity date: January 2006.

- Unipetrol a.s.

- loan in Ceska sporitelna a.s. of CZK 2,069 million, amount due as at

30 June 2005 PLN 2,069 million; maturity date: July 2011,

- loan in Ceska sporitelna a.s. of CZK 832 million, amount due as at 30 June 2005 PLN 832 million; maturity date: July 2011,

- ORLEN Deutschland GmbH

- loan of EUR 15,834 thousand in HSH,
- other loans of EUR 9,183 thousand.

- ORLEN KolTrans Sp. z o.o.

- investment loan in Bank Pekao S.A. of PLN 672 thousand; amount due as at 30 June 2005: PLN 420 thousand; maturity date: April 2007
- investment loan in Bank BPH S.A. of PLN 1,522 thousand; amount due as at 30 June 2005: PLN 1,208 thousand; maturity date: June 2008.
- investment loan in PKO BP S.A. of PLN 2,705 thousand; amount due as at 30 June 2005: PLN 2,181 thousand; maturity date: June 2008.
- loan in Bank Pekao S.A. of PLN 1,504 thousand; amount due as at 30 June 2005: PLN 504 thousand; maturity date: December 2005
- loan in Bank BPH S.A. of PLN 2,100 thousand; amount due as at 30 June 2005: PLN 630 thousand; maturity date: December 2005.
- loan in PKO BP S.A. of PLN 3,490 thousand; amount due as at 30 June 2005: PLN 1,047 thousand; maturity date: January 2006.

- ORLEN Transport Nowa Sol Sp. z o.o.

- loan of PLN 2,000 thousand, in Bank Przemyslowo Handlowy; amount due: PLN 909 thousand; maturitydate: September 2005.

3.3.1 Loans, sureties and guarantees granted to employees and companies of the Capital Group

In the first half of 2005 the Prent Company did not grant any loans within the Capital Group, therefore as at 30 June 2005 the Company was not a party to any loan agreement within the Group. In the discussed period the loan was rapid granted in 2004 to ORLEN Deutschland, a subsidiary, for EUR 60 million with accumulated interest.

The closing balance of borrowings granted from the Company's Social Fund to employees and pensioners of PKN ORLEN S.A. as at 30 June 2005 amounted to PLN 13,500 thousand, and the closing balance of borrowings granted to employees of the consolidated Group companies, which signed an agreement with PKN ORLEN SA for conducting common social activity, amounted to PLN 5,973 thousand.

As at 30 June 2005 the Parent Company' total off-balance sheet liabilities resulting from guarantees, sureties and other forms of hedges for other entities' liabilities amounted to PLN 997,224 thousand. Those liabilities include guarantees and sureties for liabilities of subsidiaries of the amount of PLN 690,720 thousand, for liabilities a jointly controlled entity PLN 151,504 thousand, and for third party liabilities PLN 155,000 thousand.

The key item of off-balance sheet pledges (74%) are the sureties granted to the banks in the form of guarantee letters and corporate warrantees with aim to hedge liabilities of ORLEN Deutschland AG resulting from its fuel trade activity.

A considerable portion of the off-balance sheet items will expire before the end of 2005 (41%), the largest portion will expire in the fist half of 2006 (53%), and other insignificant liabilities (6%) will expire in 2008. The above structure proves the short-term nature of the off-balance sheet liabilities.

Moreover, the Company has an effective pledge established in 2003 on stakes held in Basell Orlen Polyolefins Sp. z o.o. of PLN 453,699 thousand in order to secure financial liabilities of that company.

The other companies of the PKN ORLEN Group in the first half of 2005 granted the following borrowings, sureties and guarantees:

- Anwil S.A.

- Anwil S.A. in the first half of 2005 kept the surety for its subsidiary AGRO-AZOTY II WLOCLAWEK in £aka due to current account loan agreement and investment loan (October and September 2005). The total amount of the surety as at 30 June 2005 was PLN 83 thousand.

- Bank Handlowy w Warszawie SA at the beginning of February 2004 granted guarantees (EUR 17,505,000) upon ANWIL SA application for Uhde GmbH due to the conducted investment in change of the production technology of chlorine from diaphragm to membrane, the value of the guarantee is decreased by the invoices settled by the company and as at 30 June amounted to EUR 9,294,746.

• Rafineria Trzebinia S.A.

- BH Warsaw - surety of a loan for Energomedia Sp. z o.o., of PLN 1,100 thousand, expiration date: June 2006,
- PEKAO Krakow - surety of a loan for Spolki Naftowax Sp. z o.o., PLN 12,000 thousand, expiration date: March 2009,
- BPH Chrzanow - surety of a loan for Spolki Naftowax Sp. z o.o., PLN 12,000 thousand, expiration date: May 2008,
- BH Warsaw - surety of a loan for Spolki Euronaft Trzebinia Sp. z o.o., PLN 4,800 thousand; expiration date: July 2006.
- PEKAO Krakow - surety of a loan for Spolki Euronaft Trzebinia Sp. z o.o., PLN 13,500 thousand; expiration date: January 2009.
- PEKAO Krakow - surety of a loan for Spolki Euronaft Trzebinia Sp. z o.o., PLN 5,250 thousand, expiration date: April 2009.
- ORLEN Asfalt Sp. z o.o. - surety of a loan in current account, PLN 7,200 thousand, expiration date: July 2005.
- Kompania Weglowa S.A. - surety of a loan for receivables resulting from purchase-sale agreement before 31 December 2005, PLN 500 thousand, expiration date: until repayment of liabilities.

• Ship-Service S.A.

Granted sureties:

- beneficiary: Bor-Farm Sp. z o.o., amount of the surety: PLN 100 thousand, the amount of secured loan PLN 100 thousand; expiring date: September 2005,
- beneficiary: Ship-Service Agro Sp. z o.o. amount of the surety: PLN 800 thousand, the amount of secured loan PLN 400 thousand; expiring date: March 2006,
- beneficiary: Ship-Service Agro Sp. z o.o. amount of the surety: PLN 1,000 thousand, the amount of secured loan PLN 500 thousand; expiring date: March 2007,

Granted guaranties:

- beneficiary: Customs Office in Gdynia, amount of the guarantee: PLN 1,000 thousand, expiring date: 20 February 2006,
- beneficiary: Customs Office in Warsaw, amount of the guarantee: PLN 5,500 thousand, expiring date: 20 February 2006,
- beneficiary: Customs Office in Warsaw, amount of the guarantee: PLN 5,000 thousand, expiring date: 24 May 2006,
- beneficiary: Customs Office in Warsaw, amount of the guarantee: PLN 3,000 thousand, expiring date: 3 May 2006,

• ORLEN Oil Sp. z o.o.

- The company granted a bill of exchange guarantee and the statement on self-enforcement of debt recovery up to the amount of PLN 40,000 thousand to Bank Przemyslowo-Handlowy in exchange for guaranties for excise tax liabilities on bonded warehouses of ORLEN OIL. The validity of those guarantees: 30 September 2005.

• ZBA S.A.

- Guarantee of proper accomplishment of a task for ALSTOM POWER for PLN 2,160 thousand, valid before July 2007.

• ORLEN PetroTank Sp. z o.o.

- BRE S.A. - pledge on sale and lease back for LOCUM., PLN 24,299 thousand, repayment date: June 2012,

- Unipetrol a.s.

- Kreditanstalt fur Wiederaufbau - bank guaranties for the total amount of CZK 2,016 million, expiring date: August 2012,
- Citibank N.A. - bank guarantees of total amount of CZK 653 million, expiring date: August 2012,
- Societe Generale Bank - bank guarantees of total amount of CZK 752 million, expiring date: June 2006,
- COMERZBANK AG - bank guarantees of total amount of CZK 820 million, expiring date: until rejection.

3.3.2 Bond issuance

Bonds issuance is a flexible and effective instrument of gathering financial funds used for payment of current liabilities and repayment of matured securities. The Company takes advantage of the Bond Issue Programme concluded in May 2001 with Bank Handlowy w Warszawie SA, Bank Pekao S.A. and BRE Bank S.A. A bank which offers the most favorable profitability of issued securities conducts the issuance.

Under the Bond Issue Program the Company is able to issue debenture bonds up to the total indebtedness amount not exceeding PLN 700 million before May 2006.

In the first half of 2005, the Parent Company did not issue any bonds and as at 30 June 2005 did not record any active issues. Within the PKN ORLEN Group companies, only the Unipetrol Group entities benefited form the programme. The resulting indebtedness at the end of June 2005 amounted to PLN 476.473 thousand.

3.4 PROFIT AND LOSS STATEMENT

3.4.1 Revenues

In the first half of 2005 the PKN ORLEN SA Group sales of finished products, goods for resale and materials (without excise tax) amounted to PLN 16,760,956 thousand, which is by 21.3% more than in the first half of 2004. The rise in the Group sales was accomplished due to favorable macroeconomic factors as well as the consolidation of the Unipetrol Group from June 2005, which contributed to Group sales with PLN 1,607,411.3. In the first half of 2005 the level of fuel prices quotations on the world stock exchanges (an increase of quotation of petrol by 27.9%, diesel by 54%, Ekoterm by 55% and air fuel Jet A-1 by 52.1%) remained on a high level compared to the first half of 2004. The share of the Parent Company sales in the total Capital Group sales amounted to 58.2% in the first half of 2005.

3.4.2 EBIT

Gross Profit on sales of the PKN ORLEN Group for the first half of 2005 amounted to PLN 3,349,448 thousand and it was higher by 22.3% in comparison to the profit on sales in the first half of 2004. The high profit growth was influenced by the financial result of the Parent Company, which generated gross profit on sales higher by 29.7% as compared to the first half of 2004. Such level of an increase of profit on sales was achieved by taking advantage of favourable circumstances on the market. The positive financial result was achieved thanks to intensification of trade activities and favorable trends in the macroeconomic factors (crack margin from quotations) and due to consolidation in June of the Czech Unipetrol Group companies. In the first half of 2005, very good results were recorded by Anwil S.A. whose gross for the first half of 2005 amounted to PLN 143,481 and ORLEN Oil of PLN 41,795 thousand and Rafineria Jedlicze of PLN 24,839 thousand. In the first half of 2005 the Parent Company realised 7.7% increase of the total sales with respect to the comparable period of of the prior year. The total Group sales increased by 10.8%.

In the first half of 2005 the profit on other operating activity amounted to PLN 1,609,723 thousand as compared to the first half of 2004 loss of PLN 183,161 thousand.

The consolidated financial statements of PKN ORLEN S.A.Group present the difference was between the fair value of the consolidated net assets of Unipetrol and the acquisition cost (PLN 2,005,027 thousand), which considerably increases other operating revenues and thus impacts the profit on other operating activity.

In the first half of 2005, profit on other operating activity amounted to PLN 3,499,979 thousand and was higher by PLN 2,429,509 thousand than the other operating profit generated in the first half of 2004.

3.4.3 Financial activity

In the first half of 2005 gain on financial activities amounted to PLN 207,181 thousand, as compared to the PLN 58,842 thousand in the first half of 2004. The increase in gain on financial activity was caused by higher than in the first half of 2004 increase of financial revenues in comparison with increase of financial costs. Financial revenues in the first half of 2005 amounted to PLN 452,050 thousand and increased in comparison to the respective period of 2004 by PLN 294,949 thousand. The main factor impacting the increase in the revenues is the unrealized discount effect for the acquired Unipetrol receivables of PLN 204,532 thousand and payment of the dividend by Polkomtel SA of PLN 83,290 thousand. Also in the first half of 2005 the Group recorded increase in financial costs by PLN 146,610 thousand, compared to the first half of 2004, which was due to unrealized negative tendencies in negative foreign exchange differences (increase of financial costs by PLN 120,787) and increase of interest rate costs by PLN 6,777 thousand.

3.4.4 Gross profit, income tax and net result

The PKN ORLEN SA Group in the first half of 2005 generated gross profit of PLN 3,744,262 (increase by 227.9% in comparison with the first half of 2004) on all segments of activities. Increase in gross profit was accompanied by increase in income tax charge by 65.5%.

In the first half of 2005 the Group generated net profit in amount of PLN 3,336,098 thousand and was higher by 279.0% compared with the result of the first half of 2004.

3.5 BALANCE SHEET

3.5.1 Total assets

As at 30 June 2005 total assets of the Capital Group PKN ORLEN S.A. amounted to PLN 32,976,560 thousand and increased by PLN 12,861,689 thousand (by 63.9%) in comparison to 31 December 2004. Conserning assets, the fixed assets constitute the main caption amounting to 61.8% of total assets (60.4% as at 31 December 2004). In equity and liabilities, the major part is shareholders equity constituting 53.3% of total liabilities as at 30 June 2005 (64.5% as at 31 December 2004). Comparing certain balance sheet captions as at 30 June 2005 and 31 December 2004 the following can be noted:

- significant increase in non-current assets by 67.8% to PLN 20,386,470 thousand as a result of an increase in tangible fixed assets by PLN 7,206,329 thousand and in share in subordinated companies accounted for using the equity method by PLN 393,029 thousand
- increase in current assets by PLN 4,604,123 thousand, i.e. by 57,8% to PLN 12,567,398 thousand resulted mainly from significant growth of inventories by PLN 2,407,873 thousand and trade receivables and other receivables by PLN 2,406,688 thousand. The increase of those balance sheet items was related to revealing of Unipetrol in the consolidated financial statement. Comparing to 31 December 2004 cash and cash equivalents increased as well by 88,1%.
- increase in shareholders equity by PLN 4,605,572 thousand to PLN 17,583,174 was related mainly due to the growth of retained earnings - by PLN 2,422,650 thousand in comparison with 31 December 2004. Increase in retained earnings lower than increase in net profit for the first half of 2005 results from distribution of profit for 2004 (PKN ORLEN S.A. dividend amounting to PLN 911,020 thousand)
- increase of long-term liabilities by PLN 2,141,077 thousand to the level of PLN 5,274,805 thousand, mainly due to the growth of loans by PLN 1,179,913 thousand to the level of PLN 3,263,449 thousand (high level of

external financing of Unipetrol)
- increase of short-term liabilities by PLN 6,115,040 thousand resulting mainly from significant growth of trade liabilities and other liabilities and accruals by 4,324,858 thousand (among other things due to increase of crude oil prices). At the same period loans and short-term borrowings grew by PLN 1,273,846 thousand to the level of PLN 1,515,463 thousand.

3.5.2 Net financial indebtedness

At at 30 June 2005 the level of long-term and short-term loans, borrowings and debt securities issued by the Capital Group PKN Orlen amounted to PLN 4,778,912 thousand and was higher by PLN 2,453,777 thousand in comparison to the level at the end of the year 2004. The net financial indebtedness of the Dominant Company as at 30 June 2005 (calculated as loans, borrowings and debt securities less cash and cash equivalents) decreased by PLN 1,384,799 thousand in comparison to 31 December 2004. The net financial indebtedness of the Capital Group as at 30 June 2005 increased by PLN 2,689,374 thousand, in comparison to the end of 2004, to PLN 3,154,541 thousand. Increase in net financial indebtedness and in equity led to growth of financial debt to equity ratio (loans, borrowings and debt securities less cash and cash equivalents to equity) from the level of 3.6% as at 31 December 2004 to 17.9% as at 30 June 2005. Such level of net financial indebtedness of equity remains at safe level.

3.6 STATEMENT OF CASH FLOWS

As at 30 June 2005 the net working capital (current assets less short-term liabilities) amounted to PLN 2,448,817 thousand and decreased by 38,2% as compared to the level as at 31 December 2004. This resulted from the larger rise in short-term liabilities than in current assets in the Group during the I half of 2005.

3.6.1 Operating activity

In first half of 2005 net cash flows from operating activities amounted to PLN 1,648,153 thousand and were lower by 5.2% than cash flows from operating activities in first half of 2004.

The most important factors influencing cash flows from operating activities in first half of 2005 were:

- net profit increasing level of cash by PLN 3,336,098 thousand,
- increase of inventories by PLN 1,299,286 thousand, whereas there was a increase in first half of 2004 by PLN 310,404 thousand,
- increase in the level of liabilities and accruals by PLN 1,196,151 thousand, whereas there was a increase in first half of 2004 by PLN 763,329 thousand,
- recognition in net profit significant items which do not generate cash
- difference between value of consolidated net assets of Unipetrol, and purchase price paid (PLN 2,005,027 thousand).

3.6.2 Investing activity

The net cash flow from the investing activity in first half of 2005 amounted to PLN (-) 1,313,475 thousand, whereas in first half of 2004 achieved the level of PLN (-) 949,341 thousand. Such high level of the net cash flow from the investing activity in first half of 2005 results mainly from purchase of share of Unipetrol and high expenditure for tangible assets. Increased net cash flow from the investing activity were balanced by cash inflows from sale of short-term securities.

3.6.3 Financial activity

In the first half of 2005 the net cash flow from the financing activity amounted to PLN 314,024 thousand whereas in the first half of 2004 amounted to PLN (-) 500,570 thousand. A positive result on this activity in 2005 was the consequence of a significant increase of inflows from obtained loans and borrowings.

Due to the described cash flows the cash level increased as at 30 June 2005 in

comparison to 30 June 2004 by PLN 462,927 thousand to PLN 1,384,234 thousand.

3.7 EMPLOYEMENT

The average employment in the first falf of 2005 in the PKN ORLEN Capital Group (Dominant Company and consolidated subsidiaries) amounted to 21,413 persons compared to 14,621 persons in first half of 2004. As at 30 June 2005 the employment totaled 21,338 in Group, which constitute an increase by 6,940 employees compared with the level as at 30 June 2004. Increase in level of employment resulted from acquisition of Czech holding - Unipetrol.

3.8 SEGMENTS

3.8.1 Refining Segment

Refining Segment (in PLN thousand)	1st half of 2005	1st half of 2004
External sales	13 834 418	11 588 7
Intersegment sales	2 342 322	1 911 2
Total revenues	16 176 740	13 500 0
Segment result	2 296 076	954 3
EBITDA*	2 646 142	1 368 5
Total cost incurred to acquire property, plant and equipment and intangible assets	338 616	260 6
Share of the segment in the results of the Group	65,6%	89,
Share of the segment in EBITDA of the Group	64,2%	78,
Sale profitability	14,2%	7,
Segment result / segment's assets	13,2%	8,
Segment result /segment's equity **	20,4%	11,
Debt ratio (debts /assets)	35,2%	29,
Assets turnover ration	1,9	2
CAPEX/EBITDA	12,8%	19,

*) segment Results + depreciation

**) segment's assets - segment's liabilities

In the first half of the 2005 refining segment achieved sale income of PLN 16.176.740 thousand, which is by 19,8% more than in the first half of the 2004. External sales customers increased by 19,4%, while sale to other segments increased by 22,6%. Increase in sale revenues of the segment resulted mainly from increase in prices for petrol on international markets (increase by 27,9% in quotations of engine petrol, by 54,5% in quotations of diesel oil, by 55% for Ekoterm and by 52,1% for aircraft fuel Jet A-1), as well as from consolidation of entities within Unipetrol Holding , which in June 2005 made a sale income of PLN 1.169.949 thousand.

In first half of the 2005 result of the refining segment amounted to PLN 2.296.076 thousand and was by 140,6% higher than result of the comparable period in prior year. Such a significant increase in results was achieved due to effective utilization of favorable macro-economic factors, such as increase in margins in quotation for diesel oil, Eksterm and aviation fuel Jet A-1, as well as increase by approximately 43% in Ural/Brent diferential.

The result of the segment was also considerably influenced by the purchase of Unipetrol. Following that transaction, goodwill of PLN 823.930 thousand was recognized and financial results of Unipetrol in the amount of PLN 51.428 thousand were incorporated into refining segment (Unipetrol Group's companies are consolidated in chemical and in other segments).

In the first half of the 2005 there has been significant increase in sale volume of petrol (engine petrol, diesel oil, Ekoterm, Jet A-1 i LPG) in wholesale and retail segments by 9,9% up to 5.287.507 tones. At the same time domestic consumption was almost unchanged as compared to prior year (engine petrol, diesel oil, Ekoterm).

In the first half of the 2005 share of the refining segment in results of the Group decreased to the level of 65,6% which resulted from increase in share of other segments (impacted by results of consolidated entities from Czech Republic incorporated to chemical segment and to other activity).

In the retail segment the Group has been undertaking the activities aiming in wining new customers and increasing its market share. What is more, due to product lines' management, centralized purchases and control over prices, in the first half of the 2005 the segment achieved significant increase in margins on non-petrol goods. As mentioned above, also margins realized on sale of petrol products were higher than in those realized in the first half of 2004.

Realization of Complex Costs Cutting Program resulted in savings for the refining segment in the first half of the 2005 in the amount of PLN 252.785 thousand, which is by PLN 57.246 thousand more than in comparable period in prior year.

3.8.2 Chemical Segment

Chemical Segment (in PLN thousand)	I half of 2005	I half of 2004
External sales	2 569 516	1 882 5
Intersegments sales	832 692	667 4
Settlement of hedging transactions	49 330	21 2
Total revenues	3 451 538	2 571 2
Segment result	1 614 086	342 1
EBITDA*	1 765 534	469 5
Total cost incurred to acquire property, plant and equipment and intangible assets	437 246	439 4
Share of the segment in the results of the Group	46,1%	32,
Share of the segment in EBITDA of the Group	42,8%	27,
Sale profitability	46,8%	13,
Segment result / segment's assets	14,5%	8,
Segment result /segment's equity **	16,9%	9,
Debt ratio (debts /assets)	14,3%	13,
Assets turnover ration	0,6	1
CAPEX/EBITDA	24,8%	93,

*) segment Results + depreciation

**) segment's assets - segment's liabilities

In the first half of the 2005 chemical segment achieved sale revenues of PLN 3.451.538 thousand, which is by 34,2% more than in first half of the 2004. External sales increased by 36,5%, while intersegments sales increased by 24,8%. Sale volume of petrochemicals increased by 12,9% as compared to June 2004 and amounted to 1.191.813 tones. Lower dynamics in volumes than in values is attributable to repair break of the main installation used in the manufacturing process of ethylene and propylene in PKN ORLEN S.A. - Olefin II.

In June 2005, entities from Unipetrol a.s. from Czech Republic achieved sale revenues incorporated to his segment of PLN 139.792 thousand.

In the first half of 2005 the result of chemical segment amounted to PLN 1.614.086 thousand and was by 371,8% higher than result in the first half of 2004. Result of that segment was considerably influenced by the goodwill of PLN 1.076.642 thousand recognized following purchase of Unipetrol as well as incorporation of Unipetrol Holding results of PLN 14.349 thousand.

Results of the segment were also influenced by good slump on the petrochemicals market, especially on products sold by PKN ORLEN S.A. and ANWIL S.A. (increase by 20,9% in margins on ethylene up to the level of USD 576,28 /tonne or increase by 41,7% in margins on propylene up to the level of USD 515,72/tonne). Favorable market situation enabled Anwil S.A to generate an opearating profit as of end of June 2005 of PLN 78.592 thousand. Realization of Complex Costs Cutting Program resulted in savings for the refining segment in the first half of the 2005 in the amount of PLN 18.371 thousand (PLN 21.872 thousand in the first half of the 2004).

3.8.3 Other activity

Other activity (in thousand PLN)	1st half of the year 2005	1st half of the year 2004
External sales	307 692	320 5
Intersegments sales	410 041	397 3
Total revenues	717 733	717 9
Segment result	308 512	29 7
EBITDA*	415 365	134 9
Cost incurred to acquire segment property, plant and equipment and intangible assets	53 909	29 4
Share of the segment in the results of the Group	8,8%	2,
Share of segment in the Group EBITDA	10,1%	7,
Profitability of sales	43,0%	4,
Segment result / segment's assets	7,6%	1,
Segment result /segment's equity **	9,0%	1,
Debt ratio (debts /assets)	15,4%	17,
Assets turnover ratio	0,4	0
CAPEX/EBITDA	13,0%	21,

*) segment result plus depreciation

**) segment assets - segment liabilities

In the first half of 2005 in the other activity segment sales revenue amounted to PLN 717.733 thousand, which was almost identical to sales revenue realised in the first half of 2004. External sales decreased by 4,0% and the value of intersegments sales increased by 3,2%. Segment revenues increased by PLN 27.863 thousand as a result of including companies of Unipetrol a.s. holding in consolidaton in June 2005.

Despite almost identical revenues, the segment result for the first half of 2005 was of PLN 308.512 thousand, while the result for the same period of 2004 was of PLN 29.749 thousand. The segment share in the Group results increased to 8,8%. The significant increase of the segment result was mainly attributable to disclosure in segment's other operating revenues a position resulting from takeover of Unipetrol (that is the excess of fair value of purchased net assets over their purchase price of PLN 274.541 thousand). Companies operating in the Unipetrol holding incurred loss in this segment in the amount of PLN 2.164 thousand.

The group of companies that constitute the segment "Other activity", apart from entities producing energy and rendering services for Dominant Company, consists also of entities that emerged in the restructuring process. These entities render transportation services, maintenance and construction services.

Realization of the Comprehensive Program of Operating Cost Reduction brought savings for this segment in the first half of 2005 in the amount of PLN 155.121 thousand (PLN 88.589 thousand in the first half of 2004).

3.9 DESCRIPTION OF SIGNIFICANT OFF-BALANCE SHEET POSITIONS OF THE CAPITAL GROUP

As at 30 June 2005 the total value of guarantees granted for related entities amounted to PLN 1.462.776 thousand (increase by PLN 837.353 thousand) and guarantees granted for other entities amounted to PLN 102.040 thousand (increase by PLN 16.594 thousand). Additionally, off-balance sheet liabilities to other entities resulting from transfer of receivables and other restrictions on fixed assets amounted to PLN 42.560 thousand, whereas as at 30 June 2004 they amounted to PLN 45.723 thousand. Other off-balance sheet liabilities amounted to PLN 273.461 thousand and increased in comparison to 30 June 2004 by PLN 258.521 thousand.

3.10 SIGNIFICANT EVENTS WHICH HAVE CONSIDERABLE INFLUENCE ON THE GROUP'S ACTIVITIES, AND FINANCIAL RESULTS IN THE FIRST HALF OF THE 2005 OR IN THE FUTURE

The following factors may have significant influence on financial situation of the Capital Group PKN ORLEN in the future:

- fluctuations in prices of petroleum which influence costs incurred by the Parent Company and cause fluctuations in margins realized on particular products,;

- fluctuations in prices of finished products on international markets, which influenced through import parity on prices for petrol products and margins;
- tendency of petrol consumption in Poland resulting among other from economic growth and unemployment ratio,
- fluctuations of foreign exchange rates which influence costs of external financing, costs of purchases of petroleum and other raw materials purchased in foreign currencies as well as fluctuations in prices, margins and inland premium;
- realization of the announced strategy of PKN ORLEN S.A. and the retail sector development;
- economic benefits achieved due to implemented and newly introduced optimization programs and benefits from implementing of cost cutting programmes (Complex Cost Cutting Program, System of Margin Optimization, Risk Management System, Value Based Management, Capex Optimization System);
- effectiveness of operation on petrol stations in Germany,
- synergy resulting from taking control over UNIPETROL's assets;
- activity of JV - company from Basell Europe Holdings BV - which produces petrochemicals (effective beginning of 2005 based on new installations) ;
- putting into use Olefin II after re-wamping;
- expected change in fiscal policy as far as corporate income tax and excise is concerned;
- weak situation in agriculture and construction market which negatively influence operating activities of those entities within the Group, which offer products related to those two sectors, i.e fertilizers, PCV products ect.

IV. MAJOR ACHIEVEMENTS IN RESEARCH AND DEVELOPMENT IN THE CAPITAL GROUP

Polski Koncern Naftowy S.A. has implemented certified Management Systems:

- Quality Management System compliant with ISO 9001;
- Environment Management System compliant with ISO 14001;
- Quality Management System compliant with AQAP 2120 (for NATO suppliers) applicable for fuel market;
- Industrial Safety Management System compliant with PN-N-18001;
- Qualioty Management System compliant with PN-EN ISO/IEC17025:2001/ Ap1.2003, implemented in PKN ORLEN SA Envitronmental Tests Laboratory.

In March 2005 Polish centre of Certifications and Polski Koncern Naftowy ORLEN S.A. concluded an agreement defining terms of cooperation and supervision as well as the parties' rights and obligations resulting from the certificate obtained in accordance with the above standard. The certificate was granted in March 2005. The certificate obtained for the laboratory is a necessary condition for conducting environmental tests.

In the first half of 2005 the following audits were conducted by the certifying entities, which positive results were the basis for keeping and development of the areas subject to the management systems:

- Supervision audit of the Environment Management System conducted by auditors of Bureeau Veritas Quality International in February and March 2005, which concerned organisational units of the Production Plant and the Company's Head Offices in Plock as well as Warehouses in Szczecin, OEwinoujoecie, Krakow-Olszanica and Warsaw-Mooeciska.
- Supervision audit conducetd in March and April 2005 by the auditors of the Central Institute of Labour connected with extansion of the system to four further units of the Production Plant (Hydrocracking Unit, Fuels Unit, Ethylene Oxide and Glycol Unit, and Dry Gas Unit). As a result of the audit, the Company was granted a certificate of compliance of the implemented Industrial Safety Management System with the requirements of PN-N-18001 in the scope extended to comprise the above organisational units.

Correctness of operation of the Management Systems was verified by internal audits in all the units included in the systems. Indentified incompatibilities were eliminated by corrective actions. Organisational changes in the Company

result in the necessity of ongoing updates of the system procedures and documents. The documentation respective for the changes is introduced and made available in the NND information system.

Polski Koncern Naftowy ORLEN S.A., due to the fact that it does not possess its own research laboratories or does not emply scisntists at regular research posts, commissions research and development work to research and development centres and organisations, universities and other institutions, companies asn associtations which provide such services.

In the first half of 2005 there was much work done, crucisl for the Company, which were related to elaboration of new products technologies, improvement of quality of manufactured products, improvement of manufacure technology and more efficient use of components for production. The necessity to undertake such work resulted from PKN ORLEN S.A. care for customers interms both of assortment and quality of offered goods. The most important tasks accomplished in the area of production are the following:

1. "Development and implementation of technology for Power Diesel production of increased ecological and functionsl properties." Contractor: Institute of Oil technology in Krakow. Within the framework of that work physical, chemical and functional properties were tested in the Power Diesel base oil. Further, in accordance with the research assumptions, the oil containing a complex of upgrade additives Petropak 50 amd the additive increasing the Nitrocet 50 cetene number, was subjected to complex tests for its functional properties. As a result of the research, a new production technology was designed in PKN ORLEN S.A. in Plock for new Power Diesel oil of the cetene number not lower than 55, which is to replace the currently produced ONM Super fuel. The work embraced also research on compatibility of upgrade additives to fuel with selected motor fuels and design of the plant standard for the new fuel. The commission accepting the work on behalf of PKN ORLEN S.A. motions in the Acceptance Report No. 24/05 of 15 June 2005 for implementation of the technology for production of Super diesel of the minimum cetene number of 55 and increased expoitation parameters.

2. "Comparative analysis of functional and ecological properties of motor fuels produced in PKN ORLEN S.A." Contractors: Cetral Oil Laboratory in Warsaw and Institute of Car Transport in Warsaw. The objective of the work was to determine the impact of petrol produced by PKN ORLEN S.A. on functional parameters of engines with spark ingnition with respect to compliance with the following customers' requirements:

- differences in acceleration value,
- changes in power and engine torque,
- flexibility of engine operation,
- impact on the environment,
- fuel consumption.

Based on the comparison of test results for petrol types ES95, SP98, 100-octane produced by PKN ORLEN S.A. with that produced by Shell V-Power Racing petrol, it was concluded that:

1. all products comply with quality requirements for fuels contained in the Decree of the Ministry of Economy and Labour of 16 August 2004.
2. In the tested two samples of Shell V-Power Racing there was no product of the research octane number exceeding 100 units.
3. It was proved that petrol produced by Shell contained the following amounts of admissible chemical compounds:

- frangrances - almost upper level values (35.0% V/V), yet falling within repeatability measures of the FIA method;
- MTBE ether exceeding 13% (V/V);
- even four times higher than PKN petrol content of olefins and sulphur level reflecting the requirements for petrol projected for 1 January 2009.

4. PKN ORELEN SP98 and 100-octane petrol contain a lower amount of sulphur, even below 5 mg/kg.
5. All PKN ORLEN S.A. types of fuel comply with PN-EN-228 form 2005. Shell's petrol types meet the upper admissible levels or do not comply with the requirements of the above standard in terms of volatility index. The value of

this parameter was exceeded in one of the samples.
6. All PKN ORLEN S.A. petrol types in categories 1-3 meet the recommendations of the World Fuel Chart, whereas Shell V-Power Racing samples do not comply with any of the petrol classes (it refers to content of compound resins).

7. The amount of upgrade additives applied in production of Shell V-Power Racing fuels exceeds four times the amount of the complex added to PKN ORLEN petrol. Base don the conducted tests, it was concluded that use of the high concentration of additives (about 1600 ppm) and such as is present in Shell V-Power Racing produces apart from positive effects as:

- increased oxydating and thermic stability - due to presence of an antioxidant,
- improved lubricating capacity at HFRR test - due to presence of a lubricating additive,
- reduction of resins - due to an antioxidant,

also negative consequences like:

- increased capacity to emulgate in contact with water,
- extraction of additives from petrol in lower temperatures,
- increased costs,
- increase in the amount of deposits in the combustion chamber.

8. Patrol components applied in production of Shell V-Power Racing do not allow production of petrol of the higher heating value, which is a characteristic of SP98 produced by PKN ORLEN. Moreover, the content of H:C is adequate in all petrol types from Plock in terms of dangerous gas emission, compared to Shell V-Power Racing.

9. SP98 produced by PKN ORLEN S.A. for its physical and chemical parameters is a product similar or even exceeding Shell V-Power Racing.

The conducted tests allowed comparative assessment of the quality of our fuels with those of the competition. The obtained results not only proved the high quality of petrol from Plock but also in some analyzed parameters recorded even advantage in terms of quality of PKN ORLEN products. The transparent presentation of the results to customers should be an encouraging factor to purchase PKN ORLEN petrol. The results will be used on an ongoing basis when introducing changes in the structure of petrol produced by PKN ORLEN S.A. in order to obtain a product of justified high functional standards.

3. "Laboratory and engine quality assessment of the Ekodiesel Ultra oil." - Contractor: Institute of Oil, Technology in Krakow. The objective of the work was to confirm compliance of quality parameters of Ekodiesel Ultra produced by PKN ORLEN S.A. with the Producer's Standard ZN/ITN- ORLEN/NF-229/2004 for Ekodiesel Ultra category B, D and F. Another stage was assessment of the smokiness level and dangerous substance emission in waste gas, in accordance with ECE R49 test for Ekodiesel Ultra B. The conducted tests confirmed that the analyzed fuels comply with all requirements of the above standard. Moreover, it was concluded that Ekodiesel Ultra B recorded good ecological properties. The emission for particular toxic components of emitted gas is much lower than the requirements of ECE R49/2B test. Additionally, results of smokiness measurement of emission in ECE R24 test conducted at fixed rotational speed levels and free acceleration prove that Ekodiesel Ultra B met the requirements of the test.

The discussed scope of research included a number of tests which the Company is required to conduct under regulations and formal requirements. The aim of all work is to limit the risk for environment resulting from the Company's operations, to improve safety of employees working at technological installations and the local community, to shape the Company's reliability in the business environment and among employees. The work in this respect comprises:

1. "The concept of fire alarming and gas detecting for PKN ORLEN S.A. Production Plant in Plock." - continued form 2004. Contractor: NOMA2 form Katowice. Modernisation of the existing fire alarm system in the Production Plant using state-of-the-art systems allowing fire detection in its earliest stage - it will improve safety of both employees and local community and enable avoidance or reduction of losses related to fire.

2. "Analyses of dust, atmospheric fallout and soil in accordance with the Decision of the Voivodeship Office". Contractor: ORLEN Laboratorium Spo (3)ka z o.o. in Plock. The decision of the Voivodeship Office, file no.

OS.I.7640/4/97 of 23 December 1997, under which the Company is required to monitor environment.

3. "Analyses of requirements for certification of fuels: Light Heating Oil Ekoterm Plus, Diesel Oil Municipal Super, BB Eurosuper 95". Contractor: Military Research and Development Centre MPS in Warsaw. The work is necessary in order to obtain a certificate of compliance with WTWT-MPS document.

4. "Guarantee measurements before and after modernization of the turbine set PR55-33/130/18/7 no. TG-3 in Power Generating Plant at PKN ORLEN S.A." Contractor: Zak(3)ad Badawczo-Projektowy "INWAT" Sp. z o.o. in £odY. Formal requirement - acquaintance with actual indices impacting the operationality of the turbine set will ensure its economic and safe use.

5. "Analysis and assessment of the insulation and securing of TG1,2,3,5 generators. Participation in interoperational and final analysis at the repair contractor and acceptance tests at the site of TG4 generator installation." Contractor: Power Engineering Institute in Warsaw. The objective of the work was to define the projected time scope for safe use of generators and scope and date for repairs. These tests are classified as "not harmful", performed during operation of the reviewed machines. The scope of the necessary tasks after the repair at the generator's location is defined by PNE.

6. Other work, which the Company is required to conduct by relevant regulations includes "Chracteristics Cards" for the Company's products, semi-products, waste, and "Written Instructions for Drivers". In accordance with the Decree of the Ministry of Health and Social Care of 21 August 1997 on hazardous substances producing hazard for health or life (as amended in 2005), the producer and supplier of harmful chemical substances has to possess the characteristics cards for those substances, make them available free of charge to customers and inform them of any introduced changes to the characteristics. Overall, the Institute of Organic Industry in Warsaw in the first half of 2005, upon PKN ORLEN SA request designed 6 new characteristics cards for medium vacuous distillate, vacuous distillate, desulphurised vacuous distillate, soft asphalt, waste calcium fluoride and petrol for thermal decomposition, 6 classifying certificates and 6 instructions for drivers. Characteristics card, instructions for drivers and certificates are submitted to Trade, Logistics, Chemical Safety Departments in the Plant and used in their ongoing operations..

In order to secure industrial safety of the employees engaged at work at the installations at the sites particularly hazardous due to exposure to corrosion and erosion, the Company conducts regular monitoring of the sites consisting in:

- Measurement of corrosives and deposits on construction materials of different installations,
- Measurement of hydrogen corrosion (in cooperation with the Institute of Physical Chemistry in Warsaw) on carbon steel, conducted quarterly or more frequently, depending on the corrosion exposure,
- Regular measurement of corrosion on carbon steel (using a probe and corrosion meter of Rohrback Cosasco Systems),
- And intervention activities in cases of failures in the safety ensurance process.

The current monitoring conducted using the above discussed methods allows the Company to obtain reliable information on the occurring exposure, which in turn makes it possible to effectively counteract its development. It ensures full control and assessment of effectiveness of the applied protection methods, including regular control of utilization of chemical products and optimisation of their use. Monitoring provides a source of crucial information on effeciveness of the applied safety products and their potential modification. Owing to work conducted in this respect, there was a decrease in failures of machines, increase in the useful life of the pipeline, condensers, radiators, columns, pumps and other equipment. Consequently, the increased effectiveness of the anti-corrosion process prolonds the inter-repair periods and reduces the scope of maintenance, which results in lowering of repair costs. In the first half of 2005, the following installations were subject to constant control: DRW II, DRW III, DRW IV, DRW VI and vapour generator at DRW II, Slot Distillation Unit, Cracking Installation for Catalyst II, Hydrocracking Installation, Ether Installation, and Isomerisation Installation. The work was conducted under the agreements concluded with the Research and Development Centre in Plock.

Major Capital Group companies recorded following progress in the field of research and technical development:

- Rafineria Trzebinia S.A.

1. Continuation of production of Biodiesel based on the invention "the way of creation of esters of aliphatic acids with monohydroxide alkyl alcohols and their use" P-WO 0075098.
2. Commencement of production of diesel oil (sulphur content up to 0.1 ppm) with added 20% esters of methyl fat acids.
3. Optimisation of the glycerin production.
4. Optymisation of deoiling of paraffins using Sulzer's method.
5. Completion of the construction of installation for hydrorefining of paraffins.
6. Launching of production of torches and candles.
7. Filing of an invention "Proecological diesel oil" P- 376555.
8. Filing of the Community Trade Mark "BIO 10" - No 004554242.

- Rafineria Nafty Jedlicze S.A.

1. Laboratory design, made upon the company's request by ITN Krakow, of the technology for production of complex lithium lubricant using mineral oil utilised in the temperatures from -30 degreesC to +150degrees C and the complex lithium lubricant, produced using synthetic polyalphaolein oil and utilised in temperatures from -50 degreesC to +70 degreesC. The technology was verified on industrial scale and the conducted sample production of industrial lubricants confirmed compliance with technological parameters.

2. Test operation of installation for production of organic solvents using new raw materials.
3. Extension of the produced range of ecological heating oils.
4. Improvement of production technology for diesel oil with components form catalyst processing of plastics waste.
5. Improvement of production technology for diesel oil with FAME components.
6. Introduction of a new product - petrol for AP varnish.
7. Utilization of the distillation wastes from oil processed into asphalts (acceptance by ORLEN Asfalt Sp. z o.o.).

- ORLEN-Oil Sp. z o.o.

1. In the first half of 2005 a number of products were introduced to production and sale (diesel oil, hydraulic oil, lubricants and lubricating liquids, car cosmetics).

- Petrolot Sp. z o.o.

1. Superivision audits were carried out with positive results by all certifying entities (Kema Quality B.V., Bureau Veritas Quality International and Zaklad Systemow Jakooeci i Zarzadzania);

2. Civil Aviation Office prolonged for 2 years a certificate for land service agency.

A modern company is not able to operate without effective support from the information technology. IT secures all necessary sources relating to IT environment systems and architecture required to achieve the strategic goals of PKN ORLEN S.A.

The most important projects initiated and completed in the first half of 2005 in the Parent Company are:

1. VBM - Value Based Management - MBO support application and Strategic Business Score Card were introduced within the second phase of the project.

2. Design work was initiated in order to improve the distribution system for PKN ORLEN fuels. A complex approach to the analysis of the current state and to the recommendations of potential changes in the business and IT systems.

3. Following restructuring of the Retail Sale Group, the main business system, corporate network structure were restructured to adapt them to the changed organization conditions. The new work stations were equipped with capacities of mobile and remote work.

4. Long-term plan was continued to increase safety of the IT systems operation gin the Company (regarded also as business safety) by implementation investments projects.
5. A project of upgrading of the main business system in the company was launched combined with adequate development of equipment.
6. A project for modernization of IT infrastructure was launched at petrol stations. Realization of the first stage: exchange of the obsolete fiscal printers.
7. The main business system and POS systems were prepared for petrol stations in order to introduce new fuels at the Company's stations.
8. E-Learning system implementation was commenced.
9. Optimization of telecommunications costs in cooperation with the mobile communications operator.
10. Modernization of the depository connections system.
11. Design of a standard freight system for the Company's warehouses and the programme for warehouse modernisation was launched.

The most significant IT tasks carried out in the first half of 2005 in the Capital Group include:

- Anwil S.A.

1. Migration of SAP R/3 from 4.6 to 4.7.
2. Launching of the application for filtering websites - Symantec Web Security.
3. A new WWW site of the company was activated.

- ORLEN Gaz Sp. z o.o.

1. POLPAK PVC and VPN projects were launched.
2. Full realization of 6 installations POLPAK from the first half of 2005.
3. CALLCENTER project launched.
4. SIEMENS switchboard station installed with the registrator.
5. CALLCENTER application implemented.
6. Proposal process initiatied for implementation of ZSZ, class ERP and BPM.
7. Central data storage project launched.

- IKS Solino S.A.

1. Work commenced over financial reporting in INFOMEN module.
2. Commenced work on implementation of the safety monitoring system KS and PMRiP "Gora".
3. Work continued on upgrading access to internet and increase of security of the loacal computer network.

- ORLEN Laboratorium Sp. z o.o.

Implementation of the logistics application by Exact Software Poland Sp. z o.o.

- ORLEN Transport Plock Sp. z o.o.

Due to a business combination of three transportation companies, IT network was created between Plock and the new Company's branches. The accounting and payroll system was made uniform (SAP).

- ORLEN Projekt Sp. z o.o.

Implementation of the copyright IT system (designed in 100% by ORLEN Projekt) labeled "Si/Projekty" (application based on the Oracle data base) used for the company's management support and planning, control and settlement of production.

- ORLEN Deutschland AG

As at the beginning of 2005 the flota card was introduced for ORLEN and STAR brands.

Under the new act before the end of 2005 all cash terminals at the petrol stations must be exchanged. Since 1 January 2006 all terminals must comply with

OPT (Online Personalisierung von Terminals) standards and EMV (European MasterCard Visa). ORLEN Deutschland decided to install the terminals CP600 by ICP. Before 30 June 2005 the process was not started.

Moreover, in order to ensure the company's network security, the company installed a modern firewall protection. In order to lower telecommunications costs and to make the information exchange more efficient between the main office and the regional staff the company implemented VPN network, which allows safe data transfer between local networks.

- Basell Orlen Polyolefins Sp. z o.o.

1. Integration of SAP R/3 in PKN with SAP R/3 in Basell in order to facilitate all the logistic processes,
2. Implementation of SAP R/3, for a BOP's subsidiary, currently Agryppa Sp. z o.o., which as a commission agency will conduct sale of polyolefins on the Polish market.
3. Implementation of "EUREKA" system based on the data warehouse structure and used for planning and reporting activities.

V. POLICIES CONCERNING DVELOPMENT OF THE PARENT COMPANY AND THE CAPITAL GROUP

- Strategy of PKN ORLEN S.A. development

In February 2005 the Supervisory Board approved a new strategy for PKN ORLEN S.A. determining trends till 2009, called "Value Creation Strategy of PKN ORLEN ". It bases on accomplishment of the three basic targets: improvement of an internal efficiency and investments, enhancement of the core business on the domestic markets and searching opportunities for development on new markets and areas of activity.

The increase in internal efficiency and generating maximal return on equity are the priorities of the Company. The investments in the core business of the Company (refining and retail sales), identification of actions in the petrochemical sector and development of the retail sales network are designed for achievement of the priorities. The increase of production potential in refining sector will ensure higher production of diesel, that has good business forecast in the future and will be the basis for strengthening the petrochemical segment. As for the retail sales the strategy is aimed at achieving the position of a regional retail sales leader (at least 30% share in the Polish market till 2009). The restructuring plan of the Capital Group assumes selling the entities of non-core business, simplifying and introducing a clear structure as well as implementing segment management.

Searching for opportunities to develop in new areas will concentrate mainly on regions with a high potential of growth, and all the possible investments will be subject to strict financial analysis to prove whether achieve profitability ensuring long term value growth of the Company.

The strategy determines financial goals to be achieved at the end of 2009:

• EBITDA	over PLN 6 billion
• ROACE	17.5%
• CAPEX between 2005-2009	PLN 1.7 billion (annual average)
• Financial gearing	30-40%
• The rate of dividend paid	30%

- Development of the retail sates

On 2 March 2005 PKN ORLEN S.A. announced "PKN ORLEN 2005-2009 Retail Sales Development Plan in Poland". Main elements of the plan are: restructuring of retail network till 2009 and potential acquisitions to strengthen the market position. Capital expenditures are necessary for optimization and restructuring of the chain through building new stations, rebranding and upgrading the stations, and through implementing new product strategies. The Company plans to increase its share of non-fuel products in total margin. There is also a need for reorganization of retail sales department. The prepared program for individual customers assumes segmentation into Premium and Economy brands. Premium under ORLEN brand will be addressed to the value and quality sensitive customers. Economy standard will be orientated for price sensitive customers. In

2009 the planned structure of the network will comprise of around 1,000 Premium stations (under the ORLEN brand) and around 900 Economy stations.

• Integration with Unipetrol

On 4 June 2004 PKN ORLEN entered into an agreement with Czech National Property Fund ("NPF") in order to acquire 62.99% stake in Czech oil and petrochemicals group Unipetrol a.s. ("Unipetrol"). Those shares were offered in the public auction. This transaction will strengthen the position of PKN ORLEN S.A. in refinery and petrochemical sector in Middle-East Europe and also improve the Company's competitiveness as well as will be a strong point in the future consolidation process in the region. This will enable to introduce common better management standards to the acquired structures, and to more efficiently use the possessed assets through proper combining them into business chains, in order to achieve synergy effects.

With respect to future development of the Unipetrol holding, one of the most important issues is optimization of the use of processed crude oil by refineries belonging to the group.

An important factor impacting the future development of the Unipetrol group will be increased effectiveness of production processes and utilization of raw materials in cooperation between Unipetrol and PKN ORLEN SA.

The development in the area of car fuels produced by the holding companies will be focused on increase of the quality of the offered products, so as the quality would be compliant with the environmental requirements of the European Union.

Moreover, development objectives include: launching of a new unit for asphalt production in Paramo a.s., efficient use of raw materials in the ethylene unit. The future plans comprise also increase of capacity of the following units: steam cracker, PE, PP, styrene, PS and construction of new units, BTD and E-SBR.

• Activities of Basell Orlen Polyolefins Sp. z o.o.

Basell Orlen Polyolefins Sp. z o.o. started its business in the area of producing and selling polyolefin on 1 March 2003. Realization of the investment program concerning building new polyolefin production installation will set producing capabilities at the level of 400 thousand tons of polypropylene, and 320 thousand tons of polyethylene HPDE annually. The production of new units will help to cover all the needs of the fast developing market.

The company's development comprises:

- Launching of sales from new installations (HDPE - Hostalen and PP - Spheripol);
- Launching of the commission agency activities by a BOP subsidiary (the commission agency - Basell Orlen Polyolefins Sprzedaz Sp. z o.o. is still at the stage of establishment, statutory commercial activity will be started on 1 October 2005);
- Strategy of withdrawal from Malen P market (at the end of 2005 the installations PP1 and PP2, producing Malen P will be closed);
- Replacement of Malen P with Moplen (it will be produced among others at the new installation of polypropylene constructed in line with Spheripol technology);
- Introduction of a new rebate system;
- Continuation of remarketing of Hostalen and Moplen with NPP;
- Innovations, development of new applications for HDPE bimodal and PP copolymer;
- Optimization and rationalization of the product package (NPP: increased production volume and fewer number of product types).

• Retail activity in Germany

In 2002 the Parent Company purchased about 500 petrol stations in the area of northern Germany and has been operating using two brands: ORLEN and STAR. As a result of the purchase of petrol stations in Germany, the Parent Company possesses over 2.4 thousand petrol stations. Performance of PKN ORLEN S.A. in Germany allows to achieve more flexibility in the area of sales of its products and creates opportunities to conclude swap transactions with the largest

customers in the region, which contributes to further increase in efficiency and competitiveness of PKN ORLEN S.A. On the other hand the competitiveness of the German market revealed among others in narrowing retail margins causes that ORLEN Deutschland AG does not realize assumed business goals with the present scale of activities.

- Develoment of activities in the ANWIL S.A. Group

The development plans of the ANWIL Group consist of the two basic tendencies:

- Investments aimed at increase of the exisitng production capacity of ANWIL S.A. In this scope the following undertakings are planned in the subsequent years which obejctives are:

- increase of production capacity of PCV installations from 260 to 330 thouand tons per year,
- increase of production capacity of PCV processing (granualtes, mixtures and blocks) to the level of 80 thousand tons per year,
- modernisation of the production line for production of fertilizers (in particular A Line ammonia) in order to achieve considerable improvement of technological parameters and reach the production capacity level in fertilizers at 880 thousand tons per year,
- investments in environment protection.

- Developmnet of the Group by acquisitions and mergers with other entities while maintaining the leading share in ANWIL. ANWIL S.A. considers the justification and profitability of purchase of chemical companies, which operations are similar to the principal activity of ANWIL. Potential positive result of the plans will contribute to discount the material and product synergy effect within the whole PKN ORLEN Group.

Achievement of the above objectives will for long increase considerably the ANWIL Group value.

- Comprehensive Operating Cost Cutting Programme in the Company

In December 2002 the Management Board of the Parent Company made a decision to implement comprehensive operational cost cutting program in years 2003-2005 within two phases. In the first stage the potential of cost reduction and the detail concept of the plan were identified and estimated, consisting in the definition of key initiatives and monitoring process. The second phase will include implementation of the initiatives and monitoring their results. As a result of the program implementation operating costs in all areas of activities will decrease significantly. In the first half of 2005 the implemented initiatives generated savings of PLN 416 million.

- Value Based Management

PKN ORLEN S.A. activities concentrate on realization of the principal strategic aim which consists in creating value for shareholders through building and maintaining competitive and structural advantage and achieving the highest standards of operational activity. The tool for realization of these plans is among other the implementation of the Value Based Management (VBM) program. The main objective of VBM program is to direct the strategy of PKN ORLEN S.A. towards creating value for shareholders. The principal purposes of the project are to establish a sound platform for the performance of strategic goals, to increase the financial potential and operational efficiency, to enhance the Parent Company's competitiveness in Poland and in the region, and to strengthen competence and motivation of the management throughout the Parent Company and the Capital Group. Value Based Management supports realization of the Parent Company's strategy, particularly achieving the leader position in the Central Europe and a constant increase in value for shareholders. VBM orders and facilitates management of numerous programs being realized in PKN ORLEN S.A. (margin optimization, wholesale increase and others). VBM implementation means introducing modern worldwide management methods. The central point of the program is that management systems are based on the Shareholders Value Added (SVA).

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• Investment programme in PKN ORLEN S.A.

The Development Proogramme for the production Plant in Plock projects realization of the following significant for its development investments:

- Paraxsylene and PTA complex
- HON VII complex
- Butadien Installation
- Ethylobenzene Installation
- Intensification of installation for HF Alkylation

And a number of minor tasks related to adaptation of the plant infrastructure to new legal and ecological requirements. The programme was presented at the meeting of the Management Board on 18 January 2005, and subsequently incorporated into the "Strategy of own value development", which was presented to the Supervisory Board of PKN ORLEN S.A., inverstors, Company's executive personnel and staff.

The 2005 plan includes the following main development tendencies in the investment activity:

- Technological investments in order to adapt the products to the EU standards and to lower production costs, including tasks related to production installations,
- Electric and power engineering undertakings, investments in environmental protection, in order to ensure safe and compliant with environmental requirements operation of the installations,
- Logistic units comprising tasks related to wholesale distribution of fuels in order to lower costs, and to meet Polish ecological regulations and requirements.

- Loyalty programmes in the Parent Company

The loyalty programs FLOTA POLSKA and VITAY (described in details in introduction) proved to be successful on the retail market. One of the targets of the above mentioned programs is to create strong relationships between a client and PKN ORLEN S.A. The FLOTA POLSKA program began expansion on external markets. A significant agreement with the association of Lithuanian land carriers was concluded. Introduction of so-called prepaid cards of "W" type strengthened the position of the Company as the leader in the area of card programs in Poland. Prepaid cards provide high level of security and have advantages of so-called "electronic purse".

In September 2004 PKN ORLEN S.A. and DKV EURO SERNICE GMBH signed an agreement concerning the introduction of new co-branded DKV/ORLEN card which will enable to purchase fuel, other products and services in above 40 countries in Europe without cash.

In the future the card programs of PKN ORLEN S.A. will be focused on both steady gaining of new clients and offering current clients new services and new more attractive forms of sales.

- Perspects of development of the PKN ORLEN S.A. Group companies

The mission of PKN ORLEN S.A. towards the Capital Group is "Creation of effective Capital Group generating long-term value added for shareholders of PKN ORLEN S.A. and ensuring the increase of the value of The goal of companies from the Capital Group is to support the core business of PKN ORLEN S.A. in the area of processing, distribution, logistics and sale of refining products.

The policy towards the Group will be realized by:

- Strengthening of the core activities in the companies and control over their activity via segment management;
- Restructuring of the strategic assets and their consolidation in order to continue building of the value of the Group companies;
- Disinvesting of non-core assets;
- Investments in the companies crucial for the Group which activities represent above average perspectives of market growth and bring about

increase of the economic value of the Group.

Strategic companies (core business)

Rafineria Trzebinia S.A.

- The Company will remain within the PKN ORLEN S.A. Group, actions are undertaken to increase operational effectiveness of this company;
- The Company makes new investments in order to diversify and modernization of the activities, i.e. installation for hydrorefinig of paraffin and installation for biodiesel production;
- The target business activity is production of biodiesel and paraffin.

Rafineria Nafty Jedlicze S.A.

- The Company faces the necessity to undertake repair and restructuring actions;
- The restructuring project for the southern assets of the Group projects transfer of the fuel production unit to Rafineria Trzebinia S.A. and regenerate processed oils, and the production of lubricants and olis to ORLEN OIL;
- Further steps will be taken to close the remaining operations of Rafineria or merge it with ORLEN OIL.

ORLEN Oil Sp. z o.o.

- The Company carries out a strategy of consolidation of assets related to production of lubricating oils within the ORLEN structure, the aim is to create a uniform centre managing the oil segment of PKN ORLEN S.A.;
- In 2004 the company acquired assets of Oil Department of PKN ORLEN S.A.;
- It is planned to strengthen the company with oil assets of Unipetrol, and then sale of the company may be considered or quotation of its shares on the stock exchange.

Anwil S.A.

- The Company will remian inn the PKN ORLEN Group due to strong relation of its operations with the core business of the Company;
- The projected area of operations includes PCV and plastics production, the company is the largest recipient of ethylene from PKN ORLEN S.A.;
- A modern production chain for CV and PCV, a modern installation for nitro-chalk and other installations of the chain (ammonia, nitric acid, ammonium nitrate) place the company among the world leaders in the chemical sector;
- In the future support activities of the company may sold, in artificial fertilizers production, due to its weak relation with the Company's core business.

IKS Solino S.A.

- The Company will remain in the PKN ORLEN Group due to strong relation of its activities with PKN ORELN core business;
- The company's restructuring is necessary, including sale of the Salt Digester Plant, loosely related to the core business of PKN ORLEN S.A.;
- IKS uses post exploitation areas in salt deposits as unconventional storage sites for crude oil and fuels of PKN ORLEN S.A.;
- The Company participates in investment "Construction of the underground storage for crude oil and fuels", which last stage will be completed in 2006. It will be one of the largest underground warehouses in Europe.

Basell ORLEN Polyolefins Sp. z o.o.

- It is planned to keep the company in the PKN ORLEN group (the company conducts its operations in the area of core business);
- BOP constructs in Plock two world-largest production plants for polypropylene and polyethylene, which will be launched by the end of 2005. The investment cost is EUR 500 million;
- Production capacity of the new plants will be 400 thousand tons for Spheripol and 320 thousand tons for Hostalen.

ORLEN Deutschland AG

- It is planned to keep the company in the PKN ORLEN S.A. Group provided the effectiveness of its operations improves. The final decision on PKN ORLEN S.A. plans with respect to ORLEN Deutschland AG will be made after the analysis of the possibility of the scale effect on the German market;

- Owing to purchase for EUR 140 million of petrol stations with BP, Aral and EM Eggert logos, PKN ORLEN S.A. took over about 3% of the German market and 7% share in fuel market in the northern Germany;
- It is planned that in 2010 ORLEN Deutschland AG will gain 10% share in the northern market in Germany.

Fuel companies (regional market operators)

- The strategy towards fuel companies concerns changes in capital and aims at taking over full control over those entities;
- The actions consist of purchase of shares by the Company from minority shareholders - the shares were purchased in ORLEN Petroprofit and ORLEN Morena. Soon the purchase transaction for shares in ORLEN Petrozachod will be concluded;
- The process of increasing the capital engagement is aimed at identification in the companies of assets related to wholesale activity, retail trade, logistics and their incorporation to PKN ORLEN S.A.

Non-strategic companies (non core business)

Service companies

- The Company sold 8 service companies under staff privatization and management buy out (it was a form of privatization supported by employees of the privatized entities);
- A strong branch group was created at ORLEN Service Centre by purchase of shares in 7 service companies, which secures a strong position of those entities without external investors;
- The process of consolidation was completed successfully in case of the acquired in 2003-2004 by ORLEN Service Centre 5 service companies. Cureently they form one business entity.

Transport companies

- The branch group was formed at ORLEN Transport Plock by purchase of shares in 2 transport companies in Warsaw and Poznan, in 2005 the consolidation process will be continued;
- Transactions of sale of other transport companies are being negotiated with an external investor. In 2005 sale of the following 5 transport companies is projected:

- ORLEN Transport Kedzierzyn KoYle,
- ORLEN Transport Nowa Sol,
- ORLEN Transport Slupsk,
- ORLEN Transport Olsztyn,
- ORLEN Transport Szczecin.

- The Company intends to keep in the southern Poland ORLEN Transport Krakow as an integratot of the transport companies in the south of Poland, cooperation with Unipetrol is projected.

Hotel companies

- In 2005 the Company sold 3 hotel and leasure companies: DW Mazowsze Sp. z o.o., ZW Mazowsze Sp. o.o., ZAWITAJ OEwinoujoecie Sp. z o.o. Currently sale transition is being concluded for SAMRELAKS Machocice Sp. z o.o.

Maintenance companies

- The maintenance companies will remain in the PKN ORLEN Group due to their strong relation to the Company's core business and important role they play in maintenance of technical operationality of the main installations and machines.

MORE TO FOLLOW

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results MB Report. P2
Released	07:03 30-Sep-05
Number	0017S

RNS Number:0017S
Polski Koncern Naftowy Orlen S.A.
29 September 2005

PART 2

VI. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS IN THE FIRST HALF OF 2005 AND AFTER THAT DATE, UNTIL THE DAY OF FINANCIAL STATEMENTS APPROVAL ("AMENDED FINANCIAL STATEMENTS")

1. On 3 January 2005 the District Court in Opole registered a merger of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., headquartered in Opole (transferee company), with the following companies (offeree companies):
-Serwis Katowice Sp. z o.o., headquartered in Katowice,
-Serwis Kedzierzyn - Kozle Sp. z o.o., headquartered in Kedzierzyn - Kozle,
-Serwis Kielce Sp. z o.o., headquartered in Kielce,
-Serwis Lodz Sp. z o.o., headquartered in Lodz,
-Serwis Rzeszow Sp. z o.o., headquartered in Rzeszow.
The merger is effected through the take-over of the total assets of the offeree companies by Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. (merger by take-over).

2. On 4 January 2005 PKN ORLEN S.A. issued parent company guarantees to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft, Shell Deutschland Oil GmbH for the total amounts of EUR 64m and USD 56m and a letter of guarantee to insurance institution Zurich Versicherung AG for the amount of EUR 25m to secure the liabilities of ORLEN Deutschland AG (PKN ORLEN's fuel 100% subsidiary in Germany). The guarantees come into force on 1 February 2005 and extend the period of validity currently binding until 31 January 2005. The guarantees given to Shell Deutschland Oil GmbH are valid till 30 June 2005; the guarantees given to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft and Zurich Versicherung AG are valid till 31 December 2005. PKN ORLEN holds a 100% stake in ORLEN Deutschland AG.

3. On January 19 2005 PKN ORLEN S.A. received a notice from PETROVAL S.A. stating that PETROVAL was halting the implementation of a forward contract to supply crude oil (dated December 21, 2002) due to a Force Majeure event which impeded the contract's performance. The Management Board of PKN ORLEN declares that the above described situation does not impede crude oil supply continuity thanks to previously undertaken contingencies. Crude oil deliveries are expected to be executed according to plan, thanks to term and supplementary crude oil delivery spot contracts

4. Supervisory Board - authorized body according to 1 8 section 11 pkt 5 of the Company Statute in relation to art. 66 section 4 of The Accounting Act, following its meetings on 21 January 2005, has appointed KPMG Audyt Sp. z o.o., ("KPMG Audyt"), based in Warsaw, to review PKN ORLEN's financial statements, and the Capital Group's consolidated financial statements for 2005, 2006 and 2007, according to the International Accounting Standards. In addition, KPMG will review PKN ORLEN and its Capital Group's unconsolidated and consolidated quarterly and half year financial statements starting from II quarter 2005 till IV quarter 2007.

5. On February 2nd 2005, the Company's Supervisory Board approved a new strategy for PKN ORLEN. PKN ORLEN will build its firm value primarily by harnessing its existing potential to a maximum extent. In line with the new strategy, the Company will continue to implement improvements in efficiency and invest in selective projects offering high returns. As part of focus on its core

businesses, PKN ORLEN S.A. wants to strengthen the Company's presence in its key business areas in the relevant markets, while continuing to restructure our asset portfolio.

6. On 1 March 2005 the Company's Supervisory Board approved "PKN ORLEN 2005-2009 Retail Sales Development Plan for Poland". The strategy assumes three fundamental strategic targets:

1. Strengthening of market position.
2. Increased operational efficiency.
3. Creation of an efficient organizational structure

These targets will be achieved through the segmentation of the network into two standards: Premium and economy, managing of the distribution channels and changing of the stations managing manner. The offering for institutional customers will be adjusted to their individual expectations.

7. On 20 April 2005 PKN ORLEN S.A received notification from the European Commission dated 20 April, 2005 regarding approval for the purchase from the National Property Fund of the Czech Republic ("FNM") 114,224,038 bearer shares in Unipetrol a.s. ("Unipetrol"), representing 62.99% of all bearer, issued and existing, shares in Unipetrol.

8. On 26 April 2005 PKN ORLEN S.A. announced that it has received the decree of the Arbitration Court, based in Warsaw, which states that the agreement for the purchase of 168,000 shares in Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") by Polskie Sieci Elektroenergetyczne S.A. (" PSE") in Warsaw from Polski Koncern Naftowy ORLEN S.A. did not come into force because the suspending condition was not fulfilled, i.e. the lack of approval from PSE corporate organs for the deal. At the same time the counter action of PKN ORLEN for payment for the shares was declined.

9. On 24 May 2005 PKN ORLEN S.A. purchased:

a. 114,224,038 bearer shares of Unipetrol a.s ("Unipetrol Shares")., each having a nominal value of CZK 100 and representing approximately 62.99% of all issued and outstanding shares of Unipetrol, a.s ("Unipetrol") for a total of CZK 11,303,886,660 (PLN c.a. 1,562,197,136 as of May 23, 2005).
b. 745,000 bearer shares of Spolana a.s ("Spolana Shares")., each having a nominal value of CZK 655, and representing 9.76% of the share capital of Spolana a.s., for a total of CZK 1.0 million (PLN c.a.138,200 as of May 23, 2005),
c. receivables towards some of the companies of the Unipetrol Group (" Receivables") with a nominal value of approx. CZK 3.1 billion, EUR 9.5 million and USD 4.9 million, as of April 1, 2004, for approx. CZK 1.7 billion (PLN c.a. 234,940,000 as of May 23, 2005).

Following the acquisition of NPF's stake in Unipetrol, and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the interests of minority shareholders in Unipetrol a.s. and its listed subsidiaries (Spolana a.s and Paramo a.s.). The intention of PKN ORLEN is to conduct a restructuring of the Unipetrol Group.

10. On 14 June 2005 PKN ORLEN S.A. issued parent company guarantees to Holborn European Marketing Company Ltd and Shell Deutschland Oil GmbH, for the total amount of EUR 64m, and a letter of guarantee to Bayerische-Hypo und Vereinsbank AG for the amount of EUR 25m to guarantee the liabilities of ORLEN Deutschland AG (PKN ORLEN's 100% fuel subsidiary in Germany). The approximate amount of PLN 359m in liabilities originates from ORLEN Deutschland's fuel trading operations. The guarantees given to Holborn European Marketing Company Ltd., Shell Deutschland Oil GmbH and Bayerische-Hypo und Vereinsbank AG are valid until 31 January 2006.

11. In relation to the purchase of shares representing 62,99% of UNIPETROL a.s. share capital and 9,76% of SPOLANA a.s. share capital, dated 24 May 2005, the Management Board of PKN ORLEN S.A. on 12 August 2005 applied to the Czech Securities Commission (the "SC") with applications for consent to PKN ORLEN's announcements of mandatory tender offers for the shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA a.s. The prices proposed by PKN ORLEN are: CZK 135 per one UNIPETROL share; CZK 978 per one PARAMO share; and, CZK 155 per one

SPOLANA share. On 26 August the Company obtained the SC acceptance. Finally approved tender offers contained the following prices: CZK 139 per one UNIPETROL share; CZK 978 per one PARAMO share; and, CZK 155 per one SPOLANA share.

12. On 6 September 2005 PKN ORLEN S.A. received a note informing it that Mr Piotr Osiecki will resign from his position as a member of the Supervisory Board of PKN ORLEN. The resignation will be valid from the date of the next General Meeting of Shareholders of PKN ORLEN, and follows his appointment to the position of Vice-President of the Management Board of PZU Asset Management S.A. Mr Piotr Osiecki was appointed to the Supervisory Bard of PKN ORLEN on 5 August 2004. He is a member of the Audit Committee and Corporate Governance Committee.

The most important events that took place in other entities constituting the Capital Group of PKN ORLEN and were not mentioned in the standalone financial statements of the Parent Company are as follows:

- Rafineria Trzebinia S.A.

1. Sale of the organized part of the company in the form of transportation department to ORLEN Transport Krakow Sp. z o.o., seated in Krakow.

- Rafineria Nafty Jedlicze S.A.

Obligation to repay USD 1.122.500 with appropriate interests to Lurgi AG, Frankfurt am Main, Germany, resulting from unfavourable sentence of the Arbitrage Court in Warsaw on improper benefit of Rafineria Nafta Jedlicze S.A. made in April 2003 from so called Performance Bond hold under contract for Hydrorefining installation. Since the Company created partial allowance for this liability in 2003, the sentence will negatively affect the Company's result for the second quarter with the amount of PLN 2,745.4 thousand.

- ORLEN Deutschland AG

1. In the first half of 2005 there was a significant decrease in the company's retail margin. Accumulated retail margin for the first half of 2005 was approximately 21% lower than in the first half of 2004. Simultaneously, retail sales on petrol stations grew by almost 5% regardless the downturn of sales on the German petrol stations.

2. On 6 January 2005 ORLEN Deutschland signed the agreement with BP AG for fuel supply to the network of petrol stations in Germany in the period from 1 January 2005 till 31 December 2005. The agreement describes in details the fuel quality, destination and predicted size of deliveries, method of price calculation and other arrangements. Under this contract BP will deliver to ORLEN Deutschland 750 thousand tons of fuel (+/-10%) during the whole 2005. On 3 January 2005 ORLEN Deutschland signed the agreement with Shell Deutschland Oil GmbH for fuel supply to the network of petrol stations. The agreement is valid from 1 January 2005 till 31 December 2005 and also describes in detail destination and size of deliveries, method of price calculation, terms of payment, guarantees of supplies and other arrangements. The size of deliveries in the period covered by this contract amounts to about 615 thousand tons of fuel a year (-10%,+15%).

- Basell Orlen Polyolefins Sp. z o.o.

1. Completion of Logistic Platform.
2. Successful performance testing of Logistic Platform facilities.
3. Olefin installation stoppage in PKN ORLEN resulting in lower polyolefin output of BOP.
4. Foundation of tax capital group, involving BOP Sp. z o.o. and BOP Sprzedaz Sp. z o.o.

- ORLEN Transport Plock Sp. z o.o.

On 13 April 2005 the District Court in Warsaw, XXI Commercial Department of Commercial Register, registered an incorporation of ORLEN Transport Plock Sp. z o.o (transferee company) with ORLEN Transport Poznan Sp. z o.o., seated in Poznan and ORLEN Transport Warszawa Sp. z o.o., seated in Mooeciska (offeree companies). In result of this business combination the share capital of ORLEN

Transport Plock Sp. z o.o. was increased from PLN 26,420 thousand to PLN 26,429.5 thousand. Consequently, the share hold by PKN ORLEN S.A. in ORLEN Transport Plock Sp. z o.o. increased from 97.55 % to 97.59 %. As at 30 June 2005 PKN ORLEN SA holds 51,566 shares of Transport Plock Sp. z o.o. worth PLN 25,783,000.

- ORLEN Transport Krakow Sp. z o.o.

On 1 April 2005 the Company's Management Board signed the agreement for purchase of the organized part of Euronaft Trzebinia Sp. z o.o. The aim of the transaction mentioned above was to rationalize transportation segment of the Group in the south-eastern region in order to optymalize the number of vehicles in use.

ADDITIONAL INFORMATION

INFORMATION ABOUT SIGNIFICANT AGREEMENTS

In the first half of the 2005 PKN Orlen S.A. concluded following important contracts:

1. On 3 January 2005 PKN ORLEN S.A. concluded annual contract with BP Polska Spolka z o.o. The subject of the deal is the sale of gasoline and diesel fuels to BP Polska Sp. z o.o in 2005. An estimated value of the transaction amounts to about PLN 2,377 million (gross).
2. On 3 January 2005 PKN ORLEN S.A. concluded annual contract with SHELL Polska Spolka z o.o. The subject of the deal is the sale of gasoline and diesel fuels to SHELL Polska Sp. z o.o. in 2005. An estimated value of the transaction amounts to PLN 1,905 million (gross).
3. On 3 January 2005 PKN ORLEN S.A. concluded annual contract with ORLEN PetroCentrum Sp. z o.o. The subject of the deal is the sale of of gasoline and diesel fuels oil to ORLEN PetroCentrum Sp. z o.o. in 2005. An estimated value of the trasaction amounts to PLN 1,173 million (gross).
4. On 3 January 2005 ORLEN Deutschland AG concluded an agreement with Shell Deutschland Oil GmbH, Hamburg. The subject of the deal is the supplies of fuel to petrol stations belonging PKN ORLEN S.A. in Germany in the period from 1 January 2005 to 31 December 2005. An estimated value of the transaction is EUR 600 million (approximately PLN 2,443 million).
5. On 6 January 2005 ORLEN Deutschland AG concluded an annual agreement with Deutsche BP Aktiengesellschaft. The subject of the deal is the sale of gasoline and diesel fuels oil to ORLEN Deutschland AG in 2005. An estimated value of the transaction is EUR 700 million approximately PLN 2,852.5 million).
6. On 14 April 2005 PKN ORLEN S.A concluded a sale agreement relating to 24 stakes at the nominal value of 589,000 each and at a total nominal value of PLN 14,136,000 constituting as at the date of the signature of the agreement, 30.77% of the share capital Przedsiebiorstwo Prze(3)adunku Paliw Plynnych " Naftoport" Sp. z o.o. ("Naftoport") between PKN Orlen as a seller and PERN PrzyjaYn S.A. ("PERN") as a bayer. As a result of transaction PKN ORLEN S.A. holds 17,95% in share capital of Naftoport. Remaining shares are hold by following:

a. PERN "PrzyjaYn" S.A. -	67,95%
b. Grupa LOTOS S.A. -	8,97%
c. Port Polnocny -	3,85%
d. J & S Services Ltd. -	1,28%

Significant agreements signed by other entities within the Capital Group in the first half of the 2005 and not listed above:

- Rafineria Trzebinia S.A.

1. On 12 January 2005 PKN ORLEN S.A. concluded an annual agreement with Rafineria Trzebinia S.A. The subject of the deal is the sale of gasoline and diesel fuel to Rafineria Trzebinia S.A. in 2005. An estimated value of the transaction is PLN 343 million (gross).
2. PKN ORLEN S.A. concluded an agreement with Rafineria Trzebinia S.A. The subject of the deal is the sale of gasoline to Rafineria Trzebinia S.A. in the period from 11 January 2005 to 31 January 2005. An estimated value of the transaction is USD 1,084,257 USD (approximately PLN 3,369,763).

1. On 24 August 2005 PKN ORLEN S.A. granted a long-term loan of PLN 2,7 million to its subsidiary - ORLEN Transport Krakow Sp z o.o. The loan is to finance liabilities of ORLEN Transport Krakow Sp. z o.o. towards other entities within the Capital Group as well as to finance the subsidiary's working capital. The loan is to be repaid until 31 July 2009 in 48 monthly and fixed instilments. Interest is calculated at flexible interest rate established at market level. PKN ORLEN S.A. holds 98,41 % of the shares in share capital of ORLEN Transport Krakow Sp z o.o.

INFORMATION ON PRIMARY PRODUCTS AND SERVICES, AND ON MARKETS AND SOURCES OF SUPPLY WITH ENUMERATION OF SUPPLIERS

Consolidated companies	Basic Products and services	Markets (area of operation)	Dominating suppliers
	Parent Company		
PKN ORLEN S.A.	petrol, unleaded petrol, diesel, heating and special oils, lubricants, bitumen, polyethylene, polypropylene ethylene, propylene, butadiene, glycols, phenol, acetone	domestic market and export	J&S Service&Investment Ltd
	Subsidiaries		
Rafineria Trzebinia S.A.*	engine petrol, heating oils, biodiesel FAME, base oils. lubricants, crude oil products, other products, paraffin for candles and torches, paraffin oil and mass for wood, paraffin specifics, candle products.	Domestic market and export	PKN ORLEN S.A., BMP Trading GmbH, EWICO Sp.z o.o. Cheman Ciech Sp. z o.o., Siarkopol S.A. Tarnobrzeg, J&S Energy S.A., Fabryka Parafin Naftowax Sp. z o.o., Orlen Gaz Plock Sp. z o.o, PGNiG, ENION, RPWiK, PHU "ZOF-STAL", T.P. S.A., Orlen Oil, Dostawcy gaczow z TNK, Jukos, Kremienczug, Uzbekistan
Rafineria Nafty Jedlicze S.A.*	engine petrol, diesel and heating oils, lubricants and special, greases	domestic market and export	PKN ORLEN S.A.; ORLEN OIL; J&S Energy, Rafineria Jaslo, PGNiG S.A. (Warszawa), ORLEN PetroTank Sp. z o.o., Baltex S.A. (Warszawa), Konsorcjum Olejow Przepracowanych (Jedlicze), Unimot Express (Warszawa); Rafineria Trzebinia S.A.; SWS Handelsges (Niemcy); C.H.Erbsloh (Warszawa); Lubrizol (Francja); RohMax, (Niemcy); MOL (Wegry); Lotos Oil (Gdansk)
IKS Solino S.A.	brine, evaporated, iodinated salts, salt tablets, pickling salt,	Domestic market and export	Janikowskie Zaklady Sodowe Janikosoda S.A., Anwil S.A. (Wlocl awek), IZCH (Inowrocl

	compact salt, fuel storage service in PMRiP		aw)
Anwil S.A.*	polyvinyl chloride, sodium hydrate, ammonium nitrate, CANWIL - nitrochalk, granulated PCV plates	domestic market and export	PKN ORLEN S.A., PGNiG S.A., IKS SOLINO SA
UNIPETROL a.s.:			
Chemopetrol a.s.	polyetylen, polypropylen ethylen, propylen fuel, fraction C4, fraction C5, Fraction C9, BTX, ethanol, alkohols OXO, ammonia	Czech Republic and foreign markets	Unipetrol Rafinerie
Kaucuk a.s.	E-SBR, EPS, CPS, Butadien, Rafinat II, ABS	Czech Republic and foreign markets	Chemopetrol
Spolana a.s.	PCV, Kaprolaktam, NaOH	Czech Republic and foreign markets	Chemopetrol
Unipetrol Rafinerie a.s.	diesel oil, petrol, materials to pyrolisys , HCVD, LPG, Jet, aspfalt, propylen, raw materials to POX, oils	Czech Republic and foreign markets	
Paramo a.s.	materials to pirolisys , diesel oils, LFO, HFO, aspfalt, lubricants, oils	Czech Republic and foreign markets	Unipetrol Rafinerie
Benzina a.s.	Petrol, engine oil	Czech Republic	Unipetrol Rafinerie
Agrobochemie a.s.	amonia, urea	Czech Republic and foreign markets	Chemopetrol
Alliachem a.s.	dyes, pigments, organic chemicals, nitrocellulose, plastics, foils LDPE, LLDPE, BO PET	Czech Republic and foreign markets	Chemopetrol
ORLEN-Oil Sp. z o.o.*	lubricants, base oils, other oil products, exploiting liquids	domestic market and export	Rafineria Nafty Jedlicze S.A.
ORLEN Asfalt Sp. z o.o.	road, modificated and industrial asphalt, bitumen, transportation Services, slopes and dump.	domestic market and export (Hungary, Slovakia, Germany, Czech Republik)	PKN ORLEN S.A. ORLEN Oil Sp. z o.o., Kraton Polymers North East Europe Sp. z o.o., Brenntag Polska Sp. z o.o.
ORLEN PetroTank Sp. z o.o.	engine oils, heating and liquidated gas	Poland	PKN ORLEN S.A., ORLEN Petrocentrum Sp. z o.o.
ORLEN PetroProfit Sp. z o.o.*	engine petrol,, heating and industrial oils, LPG, preparation and sale of refrigerating oils, polyethylene,	eastern Poland	PKN ORLEN S.A., ORLEN Petro Centrum Sp. z o.o., PetroZachod Sp. z o.o., ORLEN Oil Sp. z o.o.

ORLEN PetroCentrum Sp. z o.o.	polypropylene engine petrol,, heating oils and liquidated gas	Poland	PKN ORLEN S.A.
Petrolot Sp. z o.o.	Aircraft fuel, Jet A-1, aircraft petrol 100LL, car fuels	domestic and Foreing airlines, Sale of car fuel in Warsaw	PKN ORLEN S.A. Agencja Rezerw Material owych S. A., Grupa Lotos S.A. Ooerodek Badawczo Rozwojowy Przemyslu Rafineryjnego w Plocku
ORLEN Morena Sp. z o.o.	Engine petrol, diesel, heating oils, propan-butan	northern Polska	PKN ORLEN S.A. ORLEN PetroCentrum Sp. z o.o. ROMGAZ
Ship - Service S.A. *	IFO- Intermediate Fuel Oil, MDO- Marine Diesel Oil, MGO - Marine Gas Oil,	domestic and Foreing harbours (inland navigation in Poland and abroad, Klajpeda, Lithuania),	PKN ORLEN S.A., Rafineria Trzebinia S.A., UAB Lietkomerc Limited, Nau Shipping,
ORLEN PetroZachod Sp. z o.o.	Engine petrol, diesel, heating oils, gas, petrygo liquid, plastics, goods on petrol stations	Poland, wielkopolskie, lubuskie, dolnooell skie regions	PKN ORLEN S.A. ORLEN PetroCentrum Sp. z o.o., Basell ORLEN Polyolefins Sp. z o.o.
ORLEN Deutschland AG	engine petrol, diesel, heating oils	Northern Germany	BP/Aral, Shell, Mabanaft, Holborn, CONOCO,
Activities in Germany			
ORLEN Gaz Sp. z o.o.	propan-butan, propan	Domestic market, export (Slowakia)	PKN ORLEN S.A., BP Polska Sp. z o.o., VOEST-ALPINE INTERTRADING AG, BA£TYK - GAZ SP. Z O.O., GASPOL S.A.
Zaklad Budowy Aparatury S.A.	shell-and-tube heat exchanger, double pipe heat Exchange, process column, air cooler, power condenser and heater, pressure vessel, stock tanks, value cap shelves for columns, steel stacks, air and exhaust gas ducts, steelworks, spare Parts, for pressure apparatus, maintenance of crane devices under UDT	Poland	OLKAM (Czestochowa), KuY nia Gdanska, PPHU APIS (St. Wola), SILESIA (Katowice), Rautaruukki Steel (Finlandia), DEMARK Sp. J. (Torun), Austenit Import (Torun), Petro-Kor (Plock), Weisstaler GmbH (Niemcy)
Petrotel Sp. z o.o.	telecommunication services, GSM activation, goods and materials	Plock and commune of Stara Biala	Polkomtel S.A., Exatel, ERA GSM PTC
ORLEN Projekt S.A.	design and typographical services, start-up investments, realization of investments, investment supervision, printing	Domestic market and export	Dipl.-Ing.Scherzer (Niemcy), Petro Remont (Plock)
ORLEN Medica Sp. z o.o.	medical services	domestic market	CSK WIM;

			LEWANDPOL; Euromed Sp. z o.o.; Wojewodzka Stacja Pogotowia Ratunkowego i Transportu Sanitarnego; GlaxoSmithKline; Apteka VITA
ORLEN Automatyka Sp. z o.o.	installation services, repair and maintenance of control and measuring tools and devices	domestic market	Zaklady Automatyki POLNA S.A. ASCO JOUCOMATIC Sp. z o.o. Technopomiar Sp. z o.o. ASE Sp. z o.o. SEMA Sp. z o.o. PPH MAR-JAN S.J. AMPER , PHU ELGAL Emerson Process Management Sp. z o.o. INTROL Sp. z o.o. ABB Sp. z o.o. Honeywell Sp. z o.o. POLYCO PHU KLIMA-THERM Kujawska Fabryka Manometrow S.A. Linde Gaz Polska Sp. z o.o. Okregowy Urzad Miar
ORLEN Wir Sp. z o.o.	repair servies of compressors and turbines	Poland	Alfa Plock, P U H Transfer Bis, Biuro Handlowe EWAN s.c., AHW Sp. z o.o., BBT- Polska, Hydrof
ORLEN Transport Plock Sp. z o.o.	ADR transport, transport of goods and people, sedition, services relating to construction machines, repairs and services, sale of petrygo, ekoterm, fuels	Poland and Europe	PKN ORLEN S.A.,
ORLEN Transport Szczecin Sp. z o.o.	transportation services	Poland regions: zachodniopomorskie, lubuskie, wielkopolskie, pomorskie	ORLEN Morena Sp. z o.o. ORLEN Transport Plock Sp. z o.o.
ORLEN Transport Krakow Sp. z o.o.	transportation services	Poland and Europe	PKN ORLEN S.A., ORLEN PetroTank Sp. z o.o., ORLEN Oil Sp. z o., KrakGaz
ORLEN Transport Nowa Sol Sp. z o.o.	transportation service; Sale of fuel,	Poland, regions: lubuskie, dolnooel(1) skie and part of zachodniopom.	ORLEN Morena Sp. z o.o. Opony Serwis Piechnik (Nowa Sol), Ranioe & Rani oe Sp.Jawna (OEwietno)
ORLEN Transport Sa upsk Sp. z o.o.	Transportation and motorisation services, sale of fuel	domestic market and export	PKN ORLEN S.A., ORLEN Morena Sp. z o.o.
ORLEN Transport Olsztyn Sp. z o.o.	transportation services, sale of fuel	domestic market	PKN ORLEN S.A. ORLEN Morena Sp. z o.o.
ORLEN Transport	transportation	Poland and Europe	PKN ORLEN S.A.,

Kedzierzyn KoYle Sp. z o.o.	services, servicing, sale of fuel, sale of vehicles and fuel-liked		Fiat Auto Poland S.A., Rafineria Trzebinia S.A,
ORLEN KolTrans Sp. z o.o.	leasing of tankers, and complementary activity, servicing of DEC compartments.	domestic market	Pro-Naft sp. z o.o. PKN ORLEN S.A., Transchem, Transpol, Hagans, Lotos i ZNTK Ol awa
ORLEN Budonaft Sp. z o.o.	construction, maintenance and modernisations of fuels stations	Polska	BRUGG GRUDNIK AGROSTAL ONINEN
ORLEN Laboratorium Sp. z o.o.	laboratory services	domestic market and export (Germany)	PKN ORLEN S.A. Petrotel Sp. z o.o. ORLEN Media Sp. z o.o. Inkom Instruments Co. Perkin Elmer Polska Sp. z o.o. P.U. Zielen Sp. z o.o. Polskie Odczynniki Chemiczne S.A. BOC Gazy Sp. z o.o.
ORLEN Powiernik Sp. z o.o.	trust services to PKN ORLEN S.A.	Plock	PKN ORLEN S.A.
		Joint-venture company	
Basell Orlen Polyolefins Sp. z o.o.	polyethylene, polypropylene, sale of imported products, trust services to Basell Polyolefins Company	domestic market and export	PKN ORLEN S.A.,
		Assosiated companies	
Chemiepetrol GmbH	glycolisis, PVC, ksylen, MEG, rubber, soda	Germany	PKN ORLEN S.A., Dwory S.A., Ciech

*) belongs to Capital Group

**) Sales of Unipetrolu a.s. relate to June 2005 only

TRANSACTIONS WITH RELATED ENTITIES

Transactions with related entities, where value of single transaction or total value of transactions during the the first half of the 2005exceeds a PLN equivalent of EUR 500 thousand:

L.p.	Name of business partners	Sale in PLN thousand	Pur
1.	ORLEN Gaz Sp. z o.o.	150 869,8	
2.	ORLEN PetroProfit Sp. z o.o.	52 872,5	
3.	ORLEN PetroTank Sp. z o.o.	85 874,3	
4.	Inowroc(3)awskie Kopalnie Soli "SOLINO" S.A.	495,8	
5.	ORLEN PetroCentrum Sp. z o.o.	801 761,4	
6.	PETROLOT Sp. z o.o.	169 358,1	
7.	Petrotel Sp. z o.o.	872,7	
8.	Wisla Plock Sportowa S.A.	16,7	
9.	Rafineria Trzebinia S.A.	156 401,8	

10.	ORLEN Medica Sp. z o.o	88,4
11.	ORLEN PetroZachod Sp. z o.o.	73 097,3
12.	ORLEN Projekt S.A.	215,5
13.	ORLEN Ochrona Sp. z o.o.	1 028,2
14.	Zaklad Budowy Aparatury S.A.	1 286,2
15.	ORLEN Transport Plock Sp. z o.o. (+ ORLEN Transport Warszawa. ORLEN Transport Poznan)	29 550,5
16.	ORLEN Automatyka Sp.z o.o.	213,5
17.	ORLEN Wir Sp. z o.o.	271,1
18.	ORLEN Budonaft Sp. z o.o.	433,7
19.	Rafineria Nafty Jedlicze S.A.	3 006,1
20.	SHIP-SERVICE S.A.	55 257,6
21.	ANWIL S.A.	128 198,3
22.	ORLEN Oil Sp. z o.o.	134 977,5
23.	Serwis Mazowsze Sp. z o.o.	151,2
24.	ORLEN Transport Olsztyn Sp. z o.o.	2 444,0
25.	ORLEN Transport Kedzierzyn-KoYle Sp. z o.o.	2 560,8
26.	ORLEN Transport Slupsk Sp. z o.o.	6 093,9
27.	ORLEN Transport Krakow Sp. z o.o.	3 984,6
28.	ORLEN Transport Nowa Sol Sp. z o.o.	329,2
29.	ORLEN Centrum Serwisowe (dawniej Zaklad Urzadzen Dystrybucyjnych)	426,1
30.	ORLEN KolTrans Sp. z o.o.	1 913,4
31.	ORLEN Asfalt Sp.z o.o. (dawniej Bitrex Sp. z o.o.)	114 461,2
32.	ORLEN Morena Sp. z o.o.	52 356,4
33.	BASELL ORLEN POLYOLEFINS Sp. z o.o.	361 754,6
34.	ORLEN Laboratorium Sp. z o.o.	1 132,0
35.	ORLEN Eko Sp. z o.o.	2 045,2
36.	Unipetrol Rafinerie a.s.	51 967,2
37.	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	153,6
38.	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	260,0
39.	Petro-Oil SEEWAX Sp. z o.o.	136,2
40.	Petro - Oil OEllskie Centrum Sprzedazy Sp. z o.o.	0,5
41.	Petro-Oil Dolnooelaskie Centrum Sprzedazy Sp. z o.o.	10,0
42.	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	1,2
43.	Petro-Oil £odzkie Centrum Sprzedazy	0,0
	Total	2 448 327,7

In the reporting period the Company obtained the statements from the supervising persons on intra-group transactions in enlarged extend as required by amended IAS 24 "Information revealed concerning relating entities".

Transactions with related entities by the persons supervising the Company (in PLN thousand)

	Sales	Purchases	Receivables	Liabilities	Div
Legal persons *	12.598	24.242	-	-	
Natural persons **	443	-			

* Transactions for the period of acting member of the key management by persons supervising the Company

** In the reporting we included transactions under EUR 500 thousand.

In the period presented in the financial Statement 11 persons acted as Members of Supervisory Board. The Company did not obtain the relevant extended statement from 1 former Member of the Supervisory Board.

In the first half of the 2005 members of the Management Board did not enter into transactions with related entities as understood under IAS 24 "Information revealed concerning relating entities".

REMUNERATION, INCLUDING PROFIT DISTRIBUTION, PAID TO MANAGEMENT BOARD, SUPERVISORY BOARD AND MEMBERS OF KEY MANAGEMENT ACCORDING TO IAS 24

Remuneration, including profit distribution, paid to Management Board, Supervisory Board and members of key management according to IAS 24 are

presented in Note 32 of the consolidated financial statements.

CHANGES IN THE COMPOSITION OF THE DOMINANT COMPANY AND IN THE CONSOLIDATED COMPANIES' MANAGEMENT AND SUPERVISORY BOARDS OF CAPITAL GROUP PKN ORLEN S.A. DURING THE 1st HALF OF THE YEAR 2005

In the period from 1 January 2005 to 30 June 2005 the Management Board of PKN ORLEN S.A. consisted of the following members:

Igor Chalupec	President of the Management Board, General Executive from 1 October 2004.
Wojciech Heydel	Vice-President of the Management Board from 1 Novembe Vice-President of the Management Board, Retail and Cc Director from 2 November 2004
Cezary Smorszczewski	Vice-President of the Management Board from 1 Novembe Vice-President of the Management Board, Strategy and Investments Director from 2 November 2004
Pawel Szymanski	Member of the Management Board from 18 October 2004 Member of the Management Board, Chief Financial Offic 2 November 2004
Jan Maciejewicz	Vice-President of the Management Board, Cost Manageme Information Technology Director from 1 December 2004
Andrzej Macenowicz	Member of the Management Board from 8 February 2002 Vice-President of the Management Board from 7 March 2 2005 Vice-President of the Management Board, Human Resourc Management Systems Director from 12 March 2002 to 1 N Vice-President of the Management Board, Human Resourc and Administration Director from 2 November 2004 do 2
Janusz Wioeniewski	Vice-President of the Management Board from 7 March 2 2005 Vice-President of the Management Board, Development a Director from 12 March 2002 Vice-President of the Management Board, Production, W and Logistics Director from 4 May 2004 to 1 November Acting President of the Management Board and General August 2004 to 30 September 2004 Vice-President of the Management Board, Operating Dir 2 November 2004 to 29 June 2005

In the reporting period supervision over the activity of the Dominant Company was performed by the Supervisory Board constituted of following persons:

Jacek Bartkiewicz	Member of the Supervisory Board from 25 March 2003 to Chairman of the Supervisory Board from 5 August 2004
Maciej Gierej	Member of the Supervisory Board from 21 February 2002 Chairman of the Supervisory Board from 28 June 2002 to Member of the Supervisory Board from 5 August 2004
Michal Stepniewski	Member of the Supervisory Board from 24 June 2004 Vice-Chairman of the Supervisory Board from 12 April 2 2005
Raimondo Eggink	Member of the Supervisory Board from 5 August 2004
Krzysztof Lis	Member of the Supervisory Board from 5 August 2004 to
Malgorzata Okonska - Zaremba	Member of the Supervisory Board from 5 August 2004
Piotr Osiecki	Member of the Supervisory Board from 5 August 2004
Ireneusz Wesolowski	Member of the Supervisory Board from 5 August 2004 Secretary of the Supervisory Board from 16 August 2004
Krzysztof yndul	Member of the Supervisory Board from 5 August 2004 Vice-Chairman of the Supervisory Board from 16 August March 2005
Andrzej Olechowski	Member of the Supervisory Board from 29 June 2005
Adam Sek	Member of the Supervisory Board from 29 June 2005

Members of the Management and Supervisory Boards in companies of the Capital Group PKN ORLEN S.A. as at 30 June 2005 (presented below Supervisory Board members include only those representing the Dominant Entity)

The companies of a greatest meaning when considering turn-over and equity:

Rafineria Trzebinia S.A.	President	Grzegorz OElak
	Member of the Management Board	Marek Martyniak
	Supervisory Board	Janusz Wioeniewski - Chairman of the S Board Cezary Smorszczewski, Grazyna Tomala, Andrzej £obodzinski, Krystian Pater
Rafineria Nafty Jedlicze S.A.	President	Krzysztof Janas
	Member of the Management Board	Adam Kozak, Ryszard Szyszlak
	Supervisory Board	Pawel Szymanski - Chairman of the Supe Board Czeslaw Bugaj, Andrzej Stegenta, Tomasz Woloch
IKS "Solino" S.A.	President	Czeslaw Misterski
	Member of the Management Board	Piotr Mrozinski, Jolanta Uzarczyk-Geru
	Supervisory Board	Andrzej Macenowicz - Chairman of the S Board Marek Bakula, Elwira Lewtak, Mariusz Pawlak, Renata Rosiak
Anwil S.A.	President	Benedykt Michewicz
	Member of the Management Board	Teresa Szeligowska, Krzysztof Kaminski
	Supervisory Board	Janusz Wioeniewski - Chairman of the S Board Cezary Smorszczewski, Pawel Szymanski, Janusz Zielinski
Unipetrol a.s.	President	Pavel Svarc
	Member of the Management Board	Marek Mroczkowski, Adam yczkowski, Vit Frederik Emmich
	Supervisory Board	Igor Chalupec - Chairman of the Superv Cezary Smorszczewski, Pawel Szymanski, Joanna Chmielewska, Piotr Kearney, Dariusz Formela, Wojciech Lorenc
ORLEN -Oil Sp. z o.o.	President	Marian Andrzej lyko
	Member of the Management Board	Adam Gembala, Wojciech Glaziewicz
	Supervisory Board	Wojciech Heydel - Chairman of the Supe Czeslaw Bugaj
Basell Orlen Polyolefins Sp. z o.o.	President	Hartmut Luker
	Member of the Management Board	Karol Marek Sep, Willem Adolf Eduardus Robert Bednarski
	Supervisory Board	Janusz Wioeniewski - Chairman of the S Board Jan Maciejewicz
ORLEN Asfalt Sp. z o.o.	Acting President	Miroslaw Wrona
	Member of the Management Board	Andrzej Zdzienicki
	Supervisory Board	Tomasz Kwiecien - Chairman of the Supe Dariusz Kusiak

Fuel companies:

ORLEN PetroTank Sp. z o.o.		President		Jan Serwa
		Member of the Management Board		Roman Lew
		Supervisory Board		
				Wieslaw E
				Superviso
				Tomasz Wo
				Wojciech
ORLEN PetroProfit Sp. z o.o.		President		Jan Serwa
		Member of the Management Board		Ewa Jooek
		Supervisory Board		
				Wieslaw E
				Superviso
				Wojciech
				Aneta Pan
ORLEN PetroCentrum Sp. z o.o.		President		Pawel Wys
		Member of the Management Board		Aniela Mi
		Supervisory Board		Janiszews
				Wieslaw E
				Superviso
				Wojciech
				Aneta Pan
Petrolot Sp. z o.o.		President		Jan Kujaw
		Member of the Management Board		Wojciech
		Supervisory Board		Czujkowsk
				Kazimierz
				Superviso
				Tomasz Kw
ORLEN PetroZachod Sp. z o.o.		President		Krzysztof
		Member of the Management Board		Przemysla
		Supervisory Board		Gawron
				Wieslaw E
				Superviso
				Dariusz K
Ship - Service S.A.		Acting President		Bogdan Ze
		Member of the Management Board		Edmund Ka
		Supervisory Board		Dariusz S
				Bogdan Ze
				Superviso
				Tomasz Wo
				Janusz Gi
Zaklad Budowy Aparatury S.A.	President	Jakub Chmielewski	President	Izabella
	Member of the Management Board	Leszek luniewski	Member of the Management Board	Wanda Zub
	Supervisory Board	Jacek Stanik,	Supervisory Board	
		Malgorzata Olaszkiewicz		Wieslaw E
				Superviso
				Wojciech
				Krzysztof
Petrotel Sp. z o.o.	President	Marian Ostrowski		
	Member of the Management Board	Ewa Raczynska,		
	Supervisory Board	Janusz Sawicki		
		Andrzej lobodzinski - Chairman of the Supervisory Board		
		Piotr Wawak		
ORLEN Projekt S.A.	President of the	Zbigniew Rakowiecki		
		Tomasz Sieradzki		

	Management Board Member of the Management Board Supervisory Board	Konstanty Makal - Chairman of the Supervisory Board Malgorzata Olaszkiewicz, Andrzej Czarzasty
ORLEN Medica Sp. z o.o.	President of the Management Board Member of the Management Board Supervisory Board	Pawel Reszelski Monika Bernacka Jerzy Adamus - Chairman of the Supervisory Board Malgorzata Olaszkiewicz Jacek Bielecki
ORLEN Laboratorium Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Plewicki Adam Wioeniewski Dariusz Formela - Chairman of the Supervisory Board Agata OEmiechowska-Wieczkowska
ORLEN Morena Sp. z o.o. ORLEN Deutschland AG	Acting President Member of the Management Board Supervisory Board	Josef Nie Michal Jo Igor Chal Superviso Jan Macie Wojciech Przemysla Pawel Szy Pawel Bro

LPG trading companies:

ORLEN Gaz Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Rokicki Bernard Cichocki Wojciech Heydel - Chairman of the Supe Dariusz Kusiak, Grazyna Tomala, Tomasz Kwiecien

Companies established from restructuring of the Dominant Company:

Maintenance companies of the Dominant Company:

ORLEN Automatyka Sp. z o.o.	President Member of the Management Board Supervisory Board	Kazimierz Betlejewski Jerzy Klatte Zdzislaw Nicewicz - Chairman of the Su Board Monika lobodzinska
ORLEN Wir Sp. z o.o.	President Member of the Management Board Supervisory Board	Jozef OEwiatczak Witold Kapela

		Zbigniew Belka - Chairman of the Super
		Monika lobodzinska

Transportation companies of the Dominant Company:

ORLEN Transport Plock Sp. z o.o.	President	Jerzy Jasinski
	Member of the Management Board	Roman Rutecki, Remigiusz Miecznikowski
	Supervisory Board	Marek Bakula - Chairman of the Supervi Anna Jasinska
ORLEN Transport Szczecin Sp. z o.o.	President	Pawel Hapczyk
	Member of the Management Board	Bogdan Biskupski
	Supervisory Board	Artur Falkiewicz - Chairman of the Sup Board Krzysztof Sobieraj
ORLEN Transport Krakow Sp. z o.o.	President	Robert Zaklika
	Member of the Management Board	Piotr Tuniewicz
	Supervisory Board	Krzysztof Gawlowski - Chairman of the Board Anna Jasinska
ORLEN Transport Nowa Sol Sp. z o.o.	President	Leszek Gnitecki
	Supervisory Board	Henryk Jaworski - Chairman of the Supe Dagmara Gorzelana
ORLEN Transport Slupsk Sp. z o.o.	President	Wieslaw IdYkowski
	Member of the Management Board	Edward Klecha, Slawomir Myoelinski
	Supervisory Board	Krzysztof Gawlowski - Chairman of the Board Krzysztof Sobieraj
ORLEN Transport Olsztyn Sp. z o.o.	President	Tadeusz Kowalczyk
	Member of the Management Board	Stanislaw Mastylo
	Supervisory Board	Krzysztof Gawlowski - Chairman of the Board Dagmara Gorzelana
ORLEN Transport Kedzierzyn Ko Yle Sp. z o.o.	President	Michal Miklas
	Supervisory Board	Krzysztof Gaw(3)owski - Chairman of th Board Dagmara Gorzelana
ORLEN KolTrans Sp. z o.o.	President	Andrzej Dorosz
	Supervisory Board	Marek Bakula - Chairman of the Supervi Marcin Jezewski, Adam WoYniak

Other companies:

Chemiepetrol GmbH	Management Board	Dariusz Dabrowa, Jurgen Kleiner
ORLEN Powiernik Sp. z o.o.	President	Arkadiusz Lewtak
	Member of the Management Board	Malgorzata Mioduska
	Revision Commission	Bogdan Zegar - Chairman of the Revisio Iwona Zawidzka Grazyna Tomala
ORLEN Budonaft Sp. z o.o.	President	Wladyslaw Teterycz
	Member of the Management Board	Ewa Czernicka, Marek Truchan
	Supervisory Board	Monika lobodzinska - Chairman of the S Board Rafal Jedrzejewski

Walenty Cywinski

TOTAL NUMBER OF SHARES OF THE DOMINANT COMPANY AND OF OTHER CAPITAL GROUP ENTITIES BEING HELD BY MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS OF THE DOMINANT COMPANY

As at 30 June 2005, 2,950 shares in PKN ORLEN S.A. were held by Raimondo Eggink, Member of the Supervisory Board. Other Members of the Management and Supervisory Board, as at 30 June 2005, did not possess any shares and stakes in PKN ORLEN S.A. and other companies of the Capital Group.

SHAREHOLDERS OF THE DOMINANT COMPANY

Shareholders of PKN ORLEN S.A. as at 30 June 2005:

Shareholders	Number of shares	Number of voting rights	Par value of shares	S
Nafta Polska S.A	74 076 299	74 076 299	92 595 374	
Skarb Panstwa	43 633 897	43 633 897	54 542 371	
The Bank of New York	52 031 578	52 031 578	65 039 473	
Other *	257 967 287	257 967 287	322 459 109	
Total	427 709 061	427 709 061	534 636 326	

* According to the current report no 33/2005 issued on 25 May 2005, FMR Corp. with directly a entities seated in Boston and Fidelity International Limited with directly and indirectly dep Bermuda Islands as at 24 May 2005 possessed 21 436 944 shares of PKN ORLEN, constituting 5,01 granting 21 436 944 voting rights at the general shareholders meeting and 5,01% of the total the general shareholders meeting of PKN ORLEN S.A.

There are no agreements known according to which proportions of shares as possessed by the current shareholders could change in the future.

Management Board Raport on Operations
of Polski Koncern Naftowy ORLEN Spolka Akcyjna Capital Group
for the 1st half of the year 2005
submitted by the Management Board composed of:

....
Management Board President
Igor Chalupec

....
Management Board Vice-President | Management Board Vice-President | Management Boar
Wojciech Heydel | Jan Maciejewicz | Cezary Smo

....
Management Board Member | Management Board Member
Pawel Szymanski | Dariusz Witkowski

Plock, 26 September 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

PKN ORLEN SA
SEC File
82-5036

MANAGEMENT BOARD REPORT
ON OPERATIONS OF
THE POLSKI KONCERN NAFTOWY ORLEN
SPÓŁKA AKCYJNA
CAPITAL GROUP
FOR THE FIRST HALF OF 2005

INTRODUCTION

This report has been prepared in accordance with the Council of Ministers' Decree dated 21 March 2005 concerning current and periodical information published by issuers of securities (Journal of Laws 05.49.463).

I. CHARACTERISTICS AND CHANGES IN STRUCTURE OF THE POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA CAPITAL GROUP

1.1 STRUCTURE OF THE CAPITAL GROUP AS AT 30 JUNE 2005

Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN S.A., Parent Company, Concern, Company) as at 30 June 2005 possessed directly shares and stakes in 76 commercial law companies, including:

- 43 subsidiaries in which PKN ORLEN S.A. holds above 50% shares,
- 2 jointly controlled companies with share in the capital equalling 50%,
- 3 associate companies with share in capital between 20% to 50%,
- 28 other minority interest companies with share in capital below 20%.

Capital engagement of PKN ORLEN S.A. as at the end of June 2005 amounted to PLN 3,960.724 thousand and increased by PLN 1,549,225 thousand in comparison to the end of the first half of 2005.

The subject to consolidation were 35 entities (33 direct subsidiaries, 1 jointly controlled company and 1 associate) of the PKN ORLEN S.A. Group:

1. Most important companies in terms of sales and equity:

- Rafineria Trzebinia S.A. located in Trzebinia (with its Capital Group),
- Rafineria Nafty Jedlicze S.A. located in Jedlicze (with its Capital Group),
- Inowrocławskie Kopalnie Soli "Solino" S.A. located in Inowrocław,
- Anwil S.A. located in Włocławek (with its Capital Group),
- ORLEN-Oil Sp. z o.o. located in Kraków (with its Capital Group),
- Basell Orlen Polyolefins Sp. z o.o. located in Płock,
- ORLEN Asfalt Sp. z o.o. located in Płock,
- Unipetrol a.s. located in Prague (with its Capital Group).

2. Liquid fuel trading companies:

- ORLEN PetroTank Sp. z o.o. located in Widełka near Kolbuszowa,
- ORLEN PetroProfit Sp. z o.o. located in Niemce near Lublin (with its Capital Group),
- ORLEN PetroCentrum Sp. z o.o. located in Płock,
- Petrolot Sp. z o.o. located in Warszawa,
- ORLEN PetroZachód Sp. z o.o. located in Poznań,
- ORLEN Morena Sp. z o.o. located in Gdańsk,
- Ship-Service S.A. located in Warszawa (with its Capital Group),
- ORLEN Gaz Sp. z o.o. located in Płock (with its Capital Group),
- ORLEN Deutschland AG located in Elmshorn. (Germany)

3. Companies established as a result of restructuring of the Parent Company:

- Zakład Budowy Aparatury S.A. located in Płock,
- Petrotel Sp. z o.o. located in Płock,
- ORLEN Projekt S.A. located in Płock,
- ORLEN Medica Sp. z o.o. located in Płock (with its Capital Group),
- ORLEN Laboratorium Sp. z o.o. located in Płock.

4. Maintenance companies:

- ORLEN Automatyka Sp. z o.o. located in Płock,
- ORLEN Wir Sp. z o.o. located in Płock.

5. Transportation companies:

- ORLEN Transport Płock Sp. z o.o. located in Płock,
- ORLEN Transport Szczecin Sp. z o.o. located in Szczecin,
- ORLEN Transport Kraków Sp. z o.o. located in Kraków,
- ORLEN Transport Nowa Sól Sp. z o.o. located in Nowa Sól,
- ORLEN Transport Słupsk Sp. z o.o. located in Słupsk,
- ORLEN Transport Olsztyn Sp. z o.o. located in Olsztyn,
- ORLEN Transport Kędzierzyn-Koźle Sp. z o.o. located in Kędzierzyn-Koźle,
- ORLEN KolTrans Sp. z o.o. located in Płock.

6. **Other companies:**

- Chemiepetrol GmbH located in Hamburg,
- ORLEN Powiernik Sp. z o.o. located in Płock,
- ORLEN Budonaft Sp. z o.o. located in Kraków.

Additionally, this report includes comments on Polkomtel S.A., not consolidated, due to its great importance for the PKN ORLEN Group.

1.2 CHANGES IN THE CAPITAL GROUP IN THE FIRST HALF OF 2005

The key changes in structural and capital relations in the PKN ORLEN Group during the first half of 2005 until the date of preparation of this report include the following:

- On 3 January 2005 the District Court in Opole, VIII Economic Department of the National Court Register, registered a business combination of Zakład Urządzeń Dystrybucyjnych Sp. z o.o. located in Opole (bidder) with the following companies (targets):
  - Serwis Katowice Sp. z o.o. located in Katowice,
  - Serwis Kędzierzyn - Koźle Sp. z o.o. located in Kędzierzyn - Koźle,
  - Serwis Kielce Sp. z o.o. located in Kielce,
  - Serwis Łódź Sp. z o.o. located in Łódź, and
  - Serwis Rzeszów Sp. z o.o. located in Rzeszów,

  due to the take over of the total assets of the target companies by Zakład Urządzeń Dystrybucyjnych Sp. z o.o. (combination by incorporation). Consequently, amendments were introduced to the company's deed of Zakład Urządzeń Dystrybucyjnych Sp. z o.o., concerning increase of its share capital from PLN 6,536,500 to PLN 6,759,200, i.e. by PLN 222,700. Shares in the increased capital of the nominal value of PLN 50 each were taken by the existing shareholders of the target companies. As a result of the increase in the share capital of Zakład Urządzeń Dystrybucyjnych Sp. z o.o., PKN ORLEN S.A. stake decreased from 99.94 % to 96.65%.
- On 28 January 2005 the District Court in Kraków - Śródmieście, XII Economic Department of the National Court Register, registered a change of the amount and structure of the share capital of Rafineria Trzebinia S.A. located in Trzebinia. The share capital was reduced from PLN 43,041,890 to PLN 42,995,350 and is divided into 4,299,535 shares of the nominal value of PLN 10 each as a result of write off of 4,654 own shares of Rafineria Trzebinia S.A. After the decrease of share capital of Rafineria Trzebinia SA, PKN ORLEN S.A. stake in the share capital of the company amounts to 77.15%.
- On 25 March 2005, based on a shares sale agreement, PKN ORLEN S.A. sold all owned shares in Dom Wczasowy "Mazowsze" Sp. z o.o. located in Ustroń for the total amount of PLN 1,332,574.
- On 7 April 2005, under shares sale agreements, PKN ORLEN S.A. sold shares in two maintenance companies for the total amount of PLN 1,980,000, including:

- 6,974 shares in Serwis Mazowsze Sp. z o.o. for the total amount of PLN 700,000;
- 12,608 shares in Serwis Nowa Wieś Wielka Sp. z o.o. for the total amount of PLN 1,280,000.

ORLEN Centrum Serwisowe Sp. z o.o. acquired both companies.

As a result of the sale of shares in the above two companies, PKN ORLEN S.A. will not have any shares in those entities. We also wish to inform that PKN ORLEN S.A. holds 99.94% in the share capital of ORLEN Centrum Serwisowe Sp. z o.o. The above transaction is another stage of the disposal process carried out by PKN ORLEN S.A. with respect to companies of supporting activities. The scope of those companies' operations includes service activities.

- On 14 April 2005 an agreement was concluded between PKN ORLEN, the seller, and PERN "Przyjaźń" S.A., the buyer, for the sale of 24 shares with a nominal value of PLN 589,000 each and the total nominal value of PLN 14,136,000, which, as at the agreement date accounted for 30.77% of the share capital of Przedsiębiorstwo Przeładunku Paliw Płynnych "Naftoport" Sp. z o.o. The key provisions of the sale agreement were:

  The selling price of one share amounts to PLN 2,820,512.82,

  Total selling cost of 24 shares is PLN 67,692,307.68,

  The payment will be pledged by a collateral on the disposed shares.

- On 1 February 2005 the Extraordinary Shareholders Meeting of Naftoport adopted amendments to the Deed of Naftoport. The amended Deed of the company secures PKN ORLEN S.A. and other Naftoport shareholders' interest in terms of deliveries.

  PKN ORLEN concluded also with Naftoport and PERN long-term trade contracts, which secure the safety of oil deliveries by land and sea. The contracts enable PKN ORLEN to maintain deliveries through Naftoport on terms which are not less advantageous than before the above transaction.

- On 20 April 2005 the European Commission adopted a decision with respect to approval for PKN ORLEN SA to take over control over Unipetrol a.s. by way of acquisition form the Czech National Property Fund of 114,224,038 bearer shares in UNIPETROL, which approximate 62.99% of all issued and existing shares of UNIPETROL.

- On 24 May 2005 PKN ORLEN S.A. purchased:

  - 114,224,038 bearer shares in Unipetrol a.s., of the nominal value CZK 100 each, which approximates 62.99% of all issued and existing Unipetrol a.s. shares. The initial price for the acquired Unipetrol shares was CZK 11,303,886,660 (about PLN 1,562,197,136 as at 23 May 2005).

  - 745,000 bearer shares in Spolana a.s. of the nominal value CZK 655 each, which is 9.76% of the share capital of Spolana a.s. The total price for the acquired Spolana shares amounted to CZK 1 million (about PLN 138,200 as at 23 May 2005).

  - receivables from some of the Unipetrol Group entities, with a nominal value as at 1 April 2004 of approximately CZK 3.1 billion, EUR 9.5 million and USD 4.9 million. The total acquisition cost of the receivables was CZK 1.7 billion (about PLN 234,940,000 as at 23 May 2005).

  The acquisition of Unipertol shares was made under an agreement concluded by PKN ORLEN S.A. on 4 June

2004 with the Czech National Property Fund. The acquisition of Spolana's shares and receivables was performed under agreements concluded by PKN ORLEN S.A. on 4 June 2004 with Ceska Konsolidacni Agentura.

The acquisition of Unipetrol shares, and Spolana shares and receivables was covered in 90% from PKN ORLEN S.A. own resources and 10% from available credit limits.

After acquisition of Unipetrol shares, under the Czech law, PKN ORLEN was required to announce mandatory calls for minority shares of Unipetrol a.s. and its listed subsidiaries (Spolana a.s. and Paramo a.s.). PKN ORLEN authorised Patria Finance, a.s. to make the mandatory calls.

In accordance with the Czech regulations, conditions for mandatory calls are subject to approval from the Czech Securities and Exchange Commission, the respective application was filed at the CSEC within the required period on 30 June 2005.

On 18 July 2005 the Company was notified by the Czech Securities and Exchange Commission ("CSEC") that it had rejected PKN ORLEN's applications for obtaining a permit for mandatory public calls for shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s. The prices offered by PKN ORLEN were: CZK 103 for one share of UNIPETROL, a.s., CZK 701 for one share of PARAMO, a.s. and CZK 100 for one share of SPOLANA, a.s.; the pricing was based on the discounted cash flow method performed by an independent Czech expert, NS Group.

On 12 August 2005 the PKN ORLEN SA reapplied to the Czech Securities and Exchange Commission for a permit to make mandatory calls for shares issued by UNIPETROL, PARAMO, a.s. and SPOLANA, a.s. The prices offered by PKN ORLEN are: CZK 135 for one UNIPETROL share, CZK 978 for one share of PARAMO, a.s. and CZK 155 for one share of SPOLANA, a.s. On 26 August 2005 PKN ORLEN obtained from the Czech Securities and Exchange Commission the permit for mandatory public calls for shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA, a.s. The accepted prices for one share offered for Unipetrol, Paramo and Spolana shares were adjusted and amount to CZK 139, CZK 978 and CZK 155 respectively.

The acquisition of UNIPETROL is one of the next significant steps in PKN's strategy, as it represents a perfect opportunity for PKN ORLEN to: expand its geographic presence, enter the attractive Czech market and to strengthen its position in the southern Poland.

1. On 26 April 2005 the received a judgment of the Arbitration Court in Warsaw. The judgment sattes that the agrement for acquisition by Polskie Sieci Elektroenergetyczne S.A. in Warsaw of 168,000 shares in the capital of Niezależny Operator Międzystrefowy Sp. z o.o. from Polski Koncern Naftowy ORLEN S.A. was not legally binding due to lack of compliance with the suspending condition, i.e. lack of approval of the PSE corporate bodies for the transaction. The counter claim of PKN ORLEN SA for payment for the shares was rejected. Consequently, PKN ORLEN S.A. still holds 168,000 shares in NOM of the total nominal value of PLN 84,000,000, which is 35 % of NOM's share capital.
2. On 20 April 2005, based on the shares sale agreement, PKN ORLEN S.A. sold 3,932 shares in Zespół Wypoczynkowy "Mazowsze" Sp. z o.o. located in Łeba representing 100% of its share capital. The shareholders of Przedsiębiorstwo Turystyczne "MAZOWSZE" Sp. z o.o. are managing personnel and staff of ZW Mazowsze.

3. On 2 June 2005, based on the shares sale agreement PKN ORLEN S.A. sold 8,219 shares in ZAWITAJ Świnoujście Sp. z o.o. located in Świnoujście.

1.3 DESCRIPTION OF CONSOLIDATED COMPANIES OF THE CAPITAL GROUP

1.3.1 Consolidated subsidiaries

- **Rafineria Trzebinia S.A.**

Pursuant to the terms of a share purchase agreement dated 16 June 1997, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 74.88% of the shares in Rafineria Trzebinia. In 1999, an increase in the company's capital was recorded and as a result voting rights of the Company increased to 76.96%. On 14 September 2000 the agreement of the purchase of the remaining stake of Nafta Polska S.A. was finalised and as a result PKN ORLEN S.A. stake increased to 77.07% of the company's share capital.

On 30 June 2005 the share capital of Rafineria Trzebinia SA. amounted to PLN 42.995 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 77.15%
- State Treasury 9.19%
- Other 13.65%.

As at 30 June 2005 the shareholders equity of the company amounted to PLN 442,690 thousand.

The Rafineria Trzebinia Capital Group's business activities include:

- processing of crude oil,
- production and sale of fuels (including gasoline, ethylene, diesel fuels and oil heating fuel),
- blending and preparation of lubricants,
- processing of paraffin slack waxes,
- production of asphalt and asphalt products.

Rafineria Trzebinia's S.A. Capital Group business activities are focused on the manufacturing of specialist high-value products and in particular: a full range of lubricants, industrial oils (hydraulic and tempering oils) and a range of paraffin products.

At 30 June 2005 the company employed 187 people (Capital Group of Rafineria Trzebinia S.A. employed 717 people).

The net loss of Rafineria Trzebinia S.A. as at 30 June 2005 amounted to PLN 5,144 thousand, whereas sales amounted to PLN 405,398 thousand.

Rafineria Trzebinia S.A. holds shares in 6 subsidiaries (5 subsidiaries and 1 jointly controlled entity).

Rafineria Nafty Jedlicze S.A.

Pursuant to the relevant provisions of a share purchase agreement and a shareholders' agreement of 19 November 1998, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 75% of shares in Rafineria Nafty Jedlicze S.A. The above agreement came into effect on 1 January 1999.

On 30 June 2005 the company's share capital amounted to PLN 78,000 thousand.

Shareholders of the company are:

- PKN ORLEN S.A. 75.00%
- State Treasury 10.01%
- Other 14.99%

The Company's business activities include:

- transport, processing, storage and trade in crude oil and oil derived products, as well as in used oil and other waste products,
- collection of used oils,
- production of lubricating oils and other industrial fluids,
- production of oil solvents and fuels,
- production of lubricants and asphalt,
- production of packaging and preparation of oils and other industrial fluids.

The refinery also manufactures limited quantities of gasoline and heating oils. The company is the second largest lubricants producer in Poland (in terms of volume). Additionally, Rafineria Nafty Jedlicze S.A. regenerates used oil in its regeneration facilities, which have a processing capacity of 80 thousand tons a year. The collection of used oils is carried out through the network of companies associated with Rafineria Nafty Jedlicze S.A.

As at 30 June 2005 Rafineria Jedlicze S.A. employed 417 people (Capital Group of Rafineria Jedlicze SA employed 798 people).

The net profit of the company as at 30 June 2005 amounted to PLN 11,991 thousand, whereas sales amounted to PLN 221,614 thousand.

In the analysed period, the company focused on improving its profitability. The effects of increased efforts in this respect are noticeable within optimisation of operating costs.

- **Inowroclawskie Kopalnie Soli "Solino" S.A.**

Under the agreement dated 28 September 1996, PKN ORLEN SA purchased from the Ministry of Privatisation 723,465 registered shares in Inowroclawskie Kopalnie Soli "Solino" S.A. with a total par value of PLN 7,235 thousand which constituted 51% of the company's share capital. Following the acquisition of the new series of the shares in December 1999 and purchase of part of the employees' stake in 2000, PKN ORLEN S.A. share increased to 70.54%.

As at 30 June 2005 the share capital of Inowroclawskie Kopalnie Soli "Solino" S.A. amounted to PLN 19,146 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 70.54%
- State Treasury 25.20%
- Other 4.26%.

As at 30 June 2005, the shareholders equity of the company amounted to PLN 78,587 thousand.

The Company's business activities include:

- storage of crude oil and fuel,
- production of industrial brine,
- processing and preparation of vacuum salt,
- trade in the company's own products on the domestic and foreign markets,
- trade in mining, mechanical, electrical, construction and transport.

The company is involved in mining and processing of salt, production of salt and industrial brine. The brine is supplied to such companies as Anwil S.A., a member of the PKN ORLEN S.A. Group.
As at 30 June 2005 the company employed 307 people.
For the first half of 2005 the company's sales amounted to PLN 55,651 thousand, whereas the net profit amounted to PLN 5,332 thousand.
The company's development plans focus on the same area as before i.e. salt oproduction and sales as well as on realisation of second stage of the second stage of construction of fuel and crude oil underground storage tanks.

- **Zaklady Azotowe Anwil S.A.**

Zaklady Azotowe Anwil S.A was entered in the Commercial Register on 14 April 1993. As at 30 June 2005 the share capital of the company amounted to PLN 135,415 thousand. PKN ORLEN acquired first Anwil shares as a result of conciliatory proceedings in 1995.
The company's shareholders are:

- PKN ORLEN S.A. 84.49 %
- Zaklad Energetyczny Torun S.A. 5.84%
- State Treasury 5.54%
- Other 4.13%.

As at 30 June 2005, the shareholders equity of the company amounted to PLN 1,107,018 thousand.
The Company's business activities include:

- production of nitrogen fertilisers and semi-products and other related products,
- production of polyvinyl chloride and other related products,
- production of polyethylene packaging,
- trading activities in the above areas,
- service activities in the above areas, based on the company's productive capabilities.

Anwil is principally involved in the production of nitrogen fertilisers and PVC. The company is the largest PKN ORLEN's customer for ethylene (the main raw material for the manufacture of PVC).
As at 30 June 2005 the company employed 1,473 people. (Anwil Capital Group employed 2,462 people).

For the first half of 2005 Anwil achieved sales amounted to PLN 730.533 thousand, whereas net profit for the first half of 2005 amounted to PLN 66,706 thousand. .
Anwil helds shares in 4 subsidiaries and 5 assiotiates.

- **Unipetrol a.s.**

Persuant to the agremeent dated 4 June 2004 between PKN ORLEN S.A. and Czech National Property Fund, the latter acquiered on 24 Mai 2005 of 62.99% of the share capital of Unipetrol a.s.. Remaining share of Unipetrol a.s. are hold by minority shareholders.

The Unipetrol business activities include processing of crude oil, sals of products resulting from processing of crude oil, - chemicals, petrochemicals and fuel in Czech Republic and outside the Czech Republic.

Unipetrol a.s. helds the shares of the followings subsidiaries:

▪ Chemopetrol a.s.	100,00%
▪ Kaucuk a.s.	100,00%
▪ Spolana a.s	81,78%
▪ Ceska Rafinerska a.s	51,00%
▪ Unipetrol Rafinerie a.s.	100,00%
▪ Paramo a.s.	73,52%
▪ Benzina a.s.	100,00%
▪ Unipetrol Trade a.s.	100,00%

The number of employees as at 30 June 2005 amounted to 6.945 people.
The consolidated financial statements included the financial results of Unipetrol for the period beginning with acquisition day. For the first half year of 2005 Unipetrol achieved net profit amounted to PLN 22.541 thousand, whereas sales amounted to PLN 1.607.411 thousand.

- **ORLEN-Oil Sp. z o.o.**

ORLEN Oil Sp. z o.o. was established by four refineries. ORLEN Oil Sp. z o.o. was entered in the Commercial Register on 27 August 1998.

As at 30 June 2005 the company's share capital amounted to PLN 75,093 thousand.

The structure of shareholders as at 30 June 2005 is as follows:

- PKN ORLEN S.A. 47.22%
- Rafineria Trzebinia S.A. 43.84%
- Rafineria Nafty Jedlicze S.A. 4.47%
- Rafineria Czechowice S.A. 4.47%

At the end of the first half of 2005 the shareholders equity amounted to PLN 141,548 thousand.

The business activities of ORLEN Oil Sp. z o.o. include:

- production and sale of chemicals, lubricating oils, oil bases, and liquid fuels,
- trade in chemicals, refinery products and petrochemicals in Poland and abroad,
- services, including warehousing, transportation and R&D services,
- technical advisory services.

Trade activities are focused on high and low class motor oil, industrial oils, technological oils, lubricants, industrial fluids, exploitation fluids (hydraulic and tempering oils), automotive chemistry and cosmetics, basic oils.

As at 30 June 2005 the company employed 367 people.

The net profit at the end of the first half of 2005 amounted to PLN 16,555 thousand, whereas sales amounted to PLN 280,669 thousand.

Olren Oil Sp. z o.o. has shares in 2 subsidiaries and 10 associates.

- **ORLEN Asfalt Sp. z o.o.**

On 31 May 2003 PKN ORLEN signed sale agreement of assets in its Zaklad Asfaltow to Bitrex Sp. z o.o. located in Trzebinia. Following the resolution of Ordinary Shareholders'Meeting of Bitrex PKN ORLEN contributed cash in exchange for shares in the increased share capital. The share capital increase was registered on 15 July 2003 along with the change of the company's name to ORLEN Asfalt Sp. z o.o.

As at 30 June 2005 the share capital of the company amounts to PLN 60,635 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 82.46%
- Rafineria Trzebinia S.A. 17.54%.

As at the end of the first half of 2005 the shareholders' equity of the company amounted to PLN 95,956 thousand.

The company's business activities include production and processing of crude oil. Primary products are road and industrial asphalt as well as other asphalt products. The company intends to develop activity in area of modified and special asphalts, simultaneously keeping its share in road asphalt market.

The number of employees as at 30 June 2005 amounted to 138.

At the end of the first half of 2005 the company incurred net loss of PLN 7,427 thousand. The sales amounted to PLN 137,165 thousand.

- **ORLEN GAZ Sp. z o.o.**

ORLEN Petrogaz Plock Sp. z o.o. was entered in the Commercial Register on 15 December 1995. Since 16 April 1998 PKN ORLEN S.A. has been the company's sole shareholder. As at 30 June 2005 the share capital of the company amounted to PLN 24,823 thousand, and shareholders' equity amounted to PLN 50,495 thousand.

The Company's business activities include:

- wholesale trading of LPG, in bulk or in steel cylinders,
- retail sales of gas in containers,
- installation of ductless gas devices,
- supply of LPG to customers,
- design, maintenance and repair of gas installations; organisational and legal supervision over the construction of distribution plants and their subsequent use.

The company's trade activity focuses on following products: propane and propane-butane gas in steel cylinders (11, 30 and 33 kg), 11 kg FP gas for industrial vehicles, automotive gas sold in retail and wholesale, gas (propane and butane) for domestic, industrial and heating installations (so called Maly Luz and Duzy Luz). Moreover, the company offers domestic, industrial and automotive gas installations. Additionally, the company leases such installations, cylinders and containers, etc.

The number of employees as at 30 June 2005 amounted to 203 people.

In the first half of 2005 the company earned net profit of PLN 5,085 thousand. The sales amounted to PLN 230,746 thousand.

ORLEN GAZ Sp. z o.o. has sahers in two subsidiaries.

- **ORLEN PetroTank Sp. z o.o.**

ORLEN PetroTank Sp. z o. was registered on 9 April 1996. On 23 December 2002 the company signed agreement with the second shareholder (Tankpol Sp. z o.o.) for cession of 470 shares in ORLEN PetroTank Sp. z o.o., as a result PKN ORLEN S.A. holds 100% in the company's share capital. The ceded shares pledged ORLEN PetroTank Sp. z o.o. receivables due from Tankpol Sp. z o.o.

As at 30 June 2005 the share capital amounted to PLN 11,750 thousand, and the shareholders' equity amounted to PLN 44,313 thousand.

The company's line of business is the wholesale and sales of fuels, gas and plastics as well as the preparation of Petrygo radiator liquid.

The number of employees as at 30 June 2005 was 148.

As at 30 June 2005 the company incurred net loss of PLN 626thousand, whereas sales amounted to PLN 357,655 thousand.

- **ORLEN PetroProfit Sp. z o.o.**

ORLEN Petroprofit Sp. z o.o. located in Niemce near Lublin was registered on 14 September 1995. As at 30 June 2005 share capital of the company amounted to PLN 11,500 thousand. The only shareholder of ORLEN PetroProfit Sp. z o.o. is PKN ORLEN S.A.

The company's shareholders equity as at the end of the first half of 2005 amounted to PLN 33,678 thousand.

The company's business activities comprise of the wholesale and retail of fuels, Petrygo radiator fluid and plastics.

The number of employees as at 30 June 2005 was 60 people. The ORLEN PetroProfit Capital Group employed 116 people.

The net loss for the first half of 2005 amounted to PLN 583 thousand, whereas sales amounted to PLN 237,751 thousand.

- **ORLEN PetroCentrum Sp. z o.o.**

ORLEN PetroCentrum Sp. z o.o. was entered in the Commercial Register on 25 September 1996. The share capital as at 30 June 2005 amounted to PLN 21,000 thousand and was wholly owned by PKN ORLEN S.A. As at the end of the first half of 2005, the shareholders equity amounted to PLN 32,656 thousand.

The company's business activities include wholesale and retail trading of fuels. The main source of income for PetroCentrum Sp. z o.o. is retail of liquid fuels in its own chain and in petrol stations managed by the company.

The number of employees as at 30 June 2005 was 35.

In the first half of 2005 the company earned net profit of PLN 1,817 thousand, whereas sales amounted to PLN 811,087 thousand.

- **Petrolot Sp. z o.o.**

Petrolot Sp. z o.o. was entered in the Commercial Register on 7 January 1997. As at 30 June 2005 the share capital of the company was PLN 20,039 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- PLL LOT S.A. 49.00 %.

As at 30 June 2005 the shareholders' equity amounted to PLN 54,717 thousand.

The company's basic line of business is sales and distribution of aviation fuel (JET A-1) and aviation petrol. The company's main customer is PLL LOT S.A. The company secures sales of about 60% of JET A-1 fuel produced by the company. Other company's key customers are the following foreign airlines: Lufthansa, British Airways, Air France, SAS, KLM, Swiss, Alitalia and Polish airlines: White Eagle and Air Polonia. The Poland's accession to the European Union, opening of the Polish market for foreign airlines and gaining new customers such as cheap airlines contributed substantially to an increase in sales.

As at 30 June 2005 the company employed 192 people. In the first half of 2005 net profit amounted to PLN 6,448 thousand.

As at 30 June 2005 the sales amounted to PLN 236,482 thousand.

- **ORLEN PetroZachód Sp. z o.o.**

ORLEN PetroZachod Sp. z o.o. located in Poznań was entered in the Commercial Register on 19 January 1998. As at 30 June 2005 the share capital of ORLEN PetroZachod Sp. z o.o. amounted to PLN 17,749 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 51.83%
- BGW Wielobranzowe Przedsiebiorstwo Handlowe Sp. z o.o. 48.17%

As at 30 June 2005, the shareholders' equity amounted to PLN 22,459 thousand.

The Company's business activities include wholesale and retail trading in fuels and plastics.

The number of employees as at 30 June 2005 was 184.

In the first half of 2005 net profit amounted to PLN 154 thousand, whereas sales reached the level of PLN 264,471 thousand.

- **ORLEN Morena Sp. z o.o.**

ORLEN Morena Sp. z o.o. located in Gdańsk was entered in the Commercial Register on 10 September 2001. As at 30 June 2005 the share capital of the company was PLN 10,500 thousand. PKN ORLEN holds 100% in the share capital of the company.

As at 30 June 2005, the shareholders equity amounted to PLN 12,824 thousand.

The company's business activities include wholesale and retail trading in fuels, and logistic services provided by own warehouse base in Slawno for PKN ORLEN.

The number of employees as at 30 June 2005 was 39.

As at 30 June 2005, the company earned net profit of PLN 1,162 thousand. The sales amounted to PLN 172,184 thousand.

- **Ship - Service S.A.**

Ship-Service S.A. was established in 1991 as a result of privatisation of state owned company SPUP Ship-Service S.A.

In 2002 PKN ORLEN S.A. acquired 24,000 shares of nominal value of PLN 100 each.

As at 30 June 2005 the share capital of the company was PLN 3,943 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 60.86%
- Malgorzata Bubilek 7.61%
- Porta Baltic Service S.A. (official receiver) 4.95%
- Brends Sp. z o.o. 4.35%
- Other 22.23%

As at 30 June 2005, the shareholders' equity amounted to PLN 14,314 thousand.

The company's business activities include distribution of ship fuels within Polish harbours as well as at international market. Additionally, the company offers ship maintenance services in harbours, reloading services, land and sea freight services as well as water environment protection services.

The number of employees as at 30 June 2005 was 183. Ship Service Capital Group employed 204 people.
The company incurred net loss of PLN 2,175 thousand for the end of the first half of 2005. The company's sales amounted to PLN 127,162 thousand.
Ship-Service has shares in two subsidiaries.

- **ORLEN Deutschland AG**

ORLEN Deutschland AG, the company which operates under the German law, was established as a result of a merger of ORLEN Deutschland GmbH and ORLEN Deutschland Immobilien GmbH, through which PKN ORLEN realized on 28 February 2003 the purchase of 494 petrol stations in Germany. Thanks to the purchase of petrol stations with logo of BP, Aral and EM Eggert for EUR 140 million, 3% of the German market was gained. In the northern Germany the company holds 7% share of the fuel market. PKN ORLEN SA Management Board perceives the transactions as an important step towards the strategy of regional expansion. In the first half of 2004, 6 companies of ORLEN Deutschland were merged into one joint stock company, ORLEN Deutschland AG. At the same time the share capital was increased from EUR 30 million to the amount of EUR 60 million. PKN ORLEN S.A. holds 100% of share capital in this entity.
As at the end of the first half of 2005 the share capital of the company amounted EUR 283,020 thousand. The shareholders' equity as at 30 June 2005 amounted to PLN 464,576 thousand.
The company as at the end of the first half of 2005 employed 116 persons.
For the first half of 2005 ORLEN Deutschland AG incurred net loss of PLN 14,919 thousand, whereas sales amounted to PLN 4,084,167 thousand.

- **ORLEN Wir Sp. z o.o.**

ORLEN Wir Sp. z o.o. was registered on 1 October 1999. The share capital of the company as at 30 June 2005 amounted to PLN 1,600 thousand.
The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- Employees 49.00%

As at 30 June 2005, the shareholders' equity amounted to PLN 4,545 thousand.
The company's business activity includes repair services. The company provides very specific services i.e.: repairs of rotors related to flow and displacement compressors, steam turbines, transmission devices and all kinds of pumps. The company safeguards the continuous work of compressors, turbines and raw material pumps of production installations of Production Plant in Płock.
The number of employees as at the end of June 2005 was 96 people.
The company earned net profit of PLN 945 thousand, whereas sales amounted to PLN 6,819 thousand.

- **ORLEN Automatyka Sp. z o.o.**

ORLEN Automatyka Sp. z o.o. was registered on 30 April 1999. The share capital of the company as at 30 June 2005 amounted to PLN 2,400 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 52.42%
- Employees 47.58%

As at 30 June 2005, the shareholders' equity amounted to PLN 8,206 thousand.

The company specializes in repair services.

The number of employees as at 30 June 2005 was 239.

The net profit for the first half of 2005 amounted to PLN 1,387 thousand, whereas sales amounted to PLN 12,471 thousand.

- **ORLEN Transport Płock Sp. z o.o.**

ORLEN Transport Płock Sp. z o.o. was entered in the Commercial Register on 23 December 1998 and commenced its operations as a subsidiary of the PKN ORLEN Capital Group on 3 January 1999. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego Petrochemia Płock S.A.

As at 30 June 2005 the share capital of the company amounted to PLN 26,430 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 97.59%
- Employees 2.41%

As at 30 June 2005, the shareholders equity amounted to PLN 30,323 thousand.

The Company's business activities include:

- sales, service and repair of motor vehicles,
- road transport of passengers and freight,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles,
- hire of construction machinery and plant together with maintenance services.

The company provides wide range of services: road transport of liquid fuels, glycols and alcohols, road transport of passengers and freight, international freight transport, freight of unusual goods, wheeled cranes services, domestic and international forwarding, sale of heating oil Ekoterm Plus and engine oils (on petrol stations as well), Petrygo and Qal cooling liquids, preparation and sale, as well as a full range of repair, maintenance and other services for cars, construction vehicles and equipment with its own workshop together with washing stand and service station.

The number of employees as at the end of the first half of 2005 was 435.

The net profit for the first half of 2005 amounted to PLN 743 thousand, whereas sales amounted to PLN 43,356 thousand.

- **ORLEN Transport Kędzierzyn Koźle Sp. z o.o.**

ORLEN Transport Kędzierzyn-Koźle Sp. z o.o. was entered in the Commercial Register on 29 May 2000 and commenced its operations as a subsidiary of the PKN ORLEN Group on 1 July 2000. The company was established from the assets of the former Zakład Transportu Samochodowego.

On 24 January 2003 a merger was registered of: Petromot Sp. z o.o. to ORLEN Transport Kędzierzyn Koźle Sp. z o.o. by transfer of the total assets of Petromot Sp. z o.o. to ORLEN Transport Kędzierzyn-Koźle Sp. z o.o. (business combination).

As at 30 June 2005 the share capital of the company amounted to PLN 10,009 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 94.28%
- Employees 5.72%.

As at 30 June 2005, the shareholders' equity amounted to PLN 9,998 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sale, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products
- sale and service of FIAT car models.

The employment of the company at the end of the first half of 2005 was 106 people.

The net loss for the first half of 2005 amounted to PLN 502 thousand, whereas sales amounted to PLN 9,477 thousand.

- **ORLEN Transport Kraków Sp. z o.o.**

ORLEN Transport Krakow Sp. z o.o. was entered in the Commercial Register on 5 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN SA Group on 1 July 2000. The company was established from the assets of the former Zakład Transportu Samochodowego.

As at 30 June 2005 the share capital of the company amounted to PLN 12,465 thousand.

The company's shareholders are:

- PKN ORLEN S.A. ____98.41%
- Employees __________1.59%

As at 30 June 2005, the shareholders' equity amounted to PLN 8,424 thousand.

The Company's business activities include:

- domestic and international road transport and freight services,
- passenger transport services,
- sale, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees at the end of the first half of 2005 was 104. The sales for the first half of 2005 amounted to PLN 14,101 thousand, whereas net profit PLN 76 thousand.

- **ORLEN Transport Olsztyn Sp. z o.o.**

ORLEN Transport Olsztyn Sp. z o.o. was entered in the Commercial Register on 29 May 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Group on 1 July 2000. The company was established from the assets of the former Zakład Transportu Samochodowego.

As at 30 June 2005 the share capital of the company amounted to PLN 8,464 thousand. The company's shareholders are:

- PKN ORLEN S.A. 94.88%
- Employees 5.12%.

As at 30 June 2005, the shareholders' equity amounted to PLN 9,669 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees at the end of the first half of 2005 was 70. The net loss for the first half of 2005 amounted to PLN 56 thousand, whereas sales amounted to PLN 8,283 thousand.

- **ORLEN Transport Nowa Sól Sp. z o.o.**

ORLEN Transport Nowa Sol Sp. z o.o. was entered in the Commercial Register on 9 June 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A. Group on 1 July 2000. The company was established from the assets of the former Zakład Transportu Samochodowego.

As at 30 June 2005 the share capital of the company amounted to PLN 10,091 thousand. The company's shareholders are:

- PKN ORLEN S.A. 96.79%
- Employees 3.21%

As at 30 June 2005, the shareholders' equity amounted to PLN 17,892 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sale, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees at the end of the first half of 2005 was 127. The net profit for the first half of 2005 amounted to PLN 79 thousand, whereas sales amounted to PLN 15,226 thousand.

- **ORLEN Transport Slupsk Sp. z o.o.**

ORLEN Transport Slupsk Sp. z o.o. was entered in the Commercial Register on 23 June 2000 and commenced its operations as a subsidiary within the PKN ORLEN Group on 1 July 2000. The company was established from the assets of the former Zakład Transportu Samochodowego.

As at 30 June 2005 the share capital of the company amounted to PLN 8,644 thousand. The company's shareholders are:

- PKN ORLEN S.A. 97.10%
- Employees 2.90%.

As at the end of the first half of 2005, the shareholders' equity of the company amounted to PLN 11,548 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sale, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of regular posts as at 30 June 2005 was 81 people. The net profit for the first half of 2005 amounted to PLN 227 thousand, whereas sales amounted to PLN 11,872 thousand.

- **ORLEN Transport Szczecin Sp. z o.o.**

ORLEN Transport Szczecin Sp. z o.o. was entered in the Commercial Register on 15 June 2000 and commenced its operations as a subsidiary within the PKN ORLEN S.A. Group on 1 July 2000.The company was established from the assets of the former Zakład Transportu Samochodowego. As at 30 June 2005 the share capital of the company amounted to PLN 3,424 thousand. The company's shareholders are:

- PKN ORLEN S.A. 99.56%
- Employees 0.44%.

As at 30 June 2005 the shareholders' equity amounted to PLN 3,523 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sale, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at the end of June 2005 was 40. The net loss for the first half of 2005 amounted to PLN 114 thousand, whereas sales amounted to PLN 2,200 thousand.

- **ORLEN KolTrans Sp. z o.o.**

ORLEN KolTrans Sp. z o.o. was entered in the Commercial Register on 13 December 2000 and commenced operations as a subsidiary company within the PKN ORLEN S.A Group at the beginning of 2001. The company took over from PKN ORLEN full range of activities conducted by department of tankers expedition unit of the Parent Company, i.e. operations relating to tanker exploitation, as well as a sewage plant and workshop.

As at 30 June 2005 the share capital of the company amounted to PLN 40,859 thousand.

The company's shareholders are:

□ PKN ORLEN S.A. 99.85%

□ Employees 0.15%

The company's business activities include the railroad servicing of loading and reloading points as well as transport of the Parent Company's products.

At the end of the first half of 2005, the shareholders' equity amounted to PLN 44,257 thousand.

The number of employees as at 30 June 2005 was 48.

The net profit for the first half of 2005 amounted to PLN 2,568 thousand, whereas sales amounted to PLN 22,417 thousand.

- **ORLEN Medica Sp. z o.o.**

ORLEN Medica Sp. z o.o. was registered on 24 November 1997. On 30 June 2005 the share capital amounted to PLN 13,273 thousand. PKN ORLEN is the sole shareholder of the company.

The company provides health-care services on domestic market. The services are provided to the employees of PKN ORLEN S.A. and employees of other companies of the Capital Group (labour medicine) as well as to their families in relation to both basic and specialist health care, based on the agreements concluded with the National Health Fund.

As at 30 June 2005, the shareholders' equity amounted to PLN 9,826 thousand.

The number of employees at the end of the first half of 2005 was 107.

In the first half of 2005 the company earned net profit of PLN 184 thousand, whereas sales amounted to PLN 6,545 thousand.

- **ORLEN Projekt S.A.**

ORLEN Projekt S.A. was registered on 28 May 1998. As at 30 June 2005 the share capital amounted to PLN 1,500 thousand. The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- Employees 49.00%.

The company is involved in the providing design services in refining and petrochemical sector.

As at 30 June 2005 the shareholders' equity amounted to PLN 12,796 thousand.

The number of employees at the end of the first half of 2005 was 177.

The net profit for the first half of 2005 amounted to PLN 450 thousand, whereas sales amounted to PLN 12,392 thousand.

- **Petrotel Sp. z o.o.**

Petrotel Sp. z o.o. was entered in the Commercial Register on 14 August 1997. As at 30 June 2005 the company's share capital amounted to PLN 8,200 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 80.65%
- Employees 19.35%

The company provides telecommunications services.

As at 30 June 2005 the shareholders' equity amounted to PLN 29,636 thousand.

The number of employees at the end of the first half of 2005 was 112.

The net profit for the first half of 2005 amounted to PLN 2,522 thousand, whereas sales amounted to PLN 16,518 thousand.

- **Zakład Budowy Aparatury S.A.**

Zaklad Budowy Aparatury S.A. was entered in the Commercial Register on 27 October 1998. As at 30 June 2005, the company's share capital amounted to PLN 18 million.

The company's shareholders are:

- PKN ORLEN S.A. 96.57%
- Employees 3.43%

The Company's business activities include:

- production of chemical equipment (e.g. compressors) and similar products,
- renovation and repair of instrumentation,
- design of construction documentation for instrumentation and appliances.

As at the end of the first half of 2005 the shareholders' equity amounted to PLN 16,563 thousand.

The number of employees at the end of the first half of 2005 was 232.

The net loss as at 30 June 2005 amounted to PLN 1,419 thousand, whereas sales amounted to PLN 11,010 thousand.

- **ORLEN Powiernik Sp. z o.o.**

ORLEN Powiernik Sp. z o.o. was registered on 19 July 2000. As at the end of June 2005 the company's share capital amounted to PLN 25 thousand. PKN ORLEN S.A. is the company's sole shareholder.

The company is involved in providing trust services for PKN ORLEN S.A. in relation with the implementation of the Management Motivation Program.

As at 30 June 2005 the shareholders' equity amounted to PLN 87 thousand. The number of employees at the end of the year remained unchanged and amounted to 2 people. The net loss for the first half of 2005 amounted to PLN 8 thousand.

- **ORLEN Budonaft Sp. z o.o.**

ORLEN Budonaft Sp. z o.o was registered on 2 January 1997. PKN ORLEN S.A. is the sole shareholder in the company.
As at 30 June 2005 the share capital amounted to PLN 3,795 thousand.
The company is involved in providing construction and modernization services for petrol stations.
As at 30 June 2005 the shareholders' equity amounted to PLN 205 thousand. The number of employees as at the end of the first half of 2005 was 181.
The net profit for the first half of 2005 amounted to PLN 82 thousand, whereas sales amounted to PLN 21,702 thousand.

- **ORLEN Laboratorium Sp. z o.o.**

ORLEN Laboratorium Sp. z o.o. was registered on 13 February 2003.
The company's shareholders are:

- PKN ORLEN S.A. ___94.94%
- Employees _________ 5.06%

As at 30 June 2005 the share capital amounted to PLN 9,915 thousand. The company specializes in providing laboratory and research services, as well as expertise and analyses. As at 30 June 2005 the shareholders' equity amounted to PLN 12,442 thousand. The number of employees as at 30 June 2005 was 309. The net profit in 2004 amounted to PLN 2,513 thousand, whereas sales amounted to PLN 18,405 thousand.

1.3.2 Conslidated jointly controlled entities

- **Basell Orlen Polyolefins Sp. z o.o.**

On 30 September 2002 PKN ORLEN SA and Basell Europe Holdings B.V. signed the joint venture agreement with Basell Orlen Polyolefins Sp. z o.o.
The company's shareholders are:

- PKN ORLEN S.A. __________50%
- Basell Europe Holdings B.V. ___50%.

As at 30 June 2005 the share capital amounted to PLN 907,398 thousand.
At the end of the first half of 2005 the shareholders equity was PLN 1,065,289 thousand.
The company is engaged in production of plastics and the wholesale of chemical products.
Initially the company used the installations contributed by PKN ORLEN SA (polyethylene production plant of capacity of 150,000 tons/year and the polypropylene production plant of capacity 140,000 tons/year). Currently the extensive construction work is in progress on a polypropylene production plant of capacity of 400,000 tons/year and a polyethylene

production plant of capacity of 300,000 tons/year. Launching of commercial production in new plants is planned for the end of 2005.

The number of employees as at 30 June 2005 was 396.

The net profit as at 30 June 2005 amounted to PLN 19,877 thousand, whereas sales amounted to PLN 507,603 thousand.

Until the completion of construction of new installation (NPP), there will be two production lines LDPE and two PP production lines in motion, which were contributed by PKN ORLEN S.A. After setting in motion of NPP three of the four installations will be closed and new capacities will allow the company to increase production from 290 thousand tons to 830 thousand tons.

It is assumed that the NPP project will be financed from two sources: internal (cash from operating activity) and external (bank loan – BOP concluded a loan agreement with the bank consortium supervised by Societe Generale).

NPP was granted a prize "European Transaction of the Year in Petrochemical Industry" by Project Finance Magazine. The event proves the significance, scope and complexity of the project and the level of engagement of the people involved.

1.3.3 Consolidated associated companies

Consolidated directly associates of the Parent Company within PKN ORLEN SA Capital Group are:

- **Chemiepetrol GmbH**

Chemiepetrol GmbH was established on 1 January 1984. PKN ORLEN S.A. purchased shares in the company on 28 April 1993. As at 30 June 2005 the share capital of the company amounted to EUR 51,1 thousand (PLN 207 thousand).

The company's shareholders are:

- PKN ORLEN S.A. 20%
- CIECH S.A. 60%
- Jurgen Kleiner 20%.

The company's business activities include trading and agency services in all types of goods, in particular trade in chemical products on foreign markets.

As at 30 June 2005 the shareholders equity amounted to PLN 3,683 thousand.

The number of employees at the end of the first half of 2005 was 8 people.

The net profit for the first half of 2005 amounted to PLN 474 thousand, whereas sales amounted to PLN 17,605 thousand.

1.3.4 Unconsolidated company of considerable importance for the Capital Group – Polkomtel S.A.

The company was established on 19 December 1995. The company's share capital as at 30 June 2005 amounted to PLN 2,050 million and PKN ORLEN capital envolvement in the company PLN 436,495 thousand. PKN ORLEN SA holds 19.61% of shares and voting rights on the General Shareholders' Meeting.

Since 23 February 1996 Polkomtel S.A. has been one of the three entities which have a license for the development of a GSM mobile telephony network (Systems GSM 900 and DCS 1800). On 1 October 1996 the company commenced its commercial activity in Warsaw under the trade mark of "Plus GSM". Since 20 December 2000 the company has a license for UMTS mobile communications services.

The company's shareholders are:

▪ PKN ORLEN S.A.	19.61%
▪ KGHM Polska Miedz S.A.	19.61%
▪ TDC Mobile International A/S	19.61%
▪ Vodafone Americas Asia, Inc.	19.61%
▪ Polskie Sieci Elektroenergetyczne S.A.	16.05%
▪ Weglokoks S.A.	4.00%
▪ Tel-Energo S.A.	1.01%
▪ Tel Bank S.A.	0.50%

The company's business activities include:

- design, installation, operation and management of a GSM system,
- mobile telecommunications services,
- sale of GSM systems-related products and services.

II. CHANGES IN ORGANISATION AND MANAGEMENT OF THE PARENT COMPANY AND PKN ORLEN SA GROUP COMPANIES AND IMPACT OF EXTERNAL AND INTERNAL FACTORS ON OPERATIONS OF THE CAPITAL GROUP

In the first half of 2005 the Framework Organizational Rules and Regulations of PKN ORLEN S.A. approved by the Management Board on 6 December 2004 was in force. According to the Regulations, the organisational structure of the Parent Company consists of Head Offices in Płock and Warszawa, Production Plant in Płock and 12 Regional Organizational Offices in Białystok, Gdańsk, Katowice, Kraków, Lublin, Nowa Wieś Wielka, Płock, Poznań, Rzeszów, Szczecin, Warszawa and Wrocław, having the status of an employer under the wording of Art. 3 of the Labour Code. Regional Organizational Offices are composed of Regional Wholesale and Logistics Offices, Regional Retail Trade Offices, Regional Investment and Maintenance Offices, Regional Financial Offices and Financial Offices.

The Supervisory Board of PKN ORLEN S.A. decided on 18 October 2004 to extend the number of the Members of the Management Board from 6 to 7. In accordance with the decision of the Framework Organizational Rules and Regulations of the Company the responsibilities of Members of the Management Board is as follows:

- President of the Management Board, General Executive Officer,
- Member of the Management Board, Chief Financial Officer,
- Vice-President of the Management Board, Human Resources Management and Administration,
- Vice-President of the Management Board, Cost Management and Information Technology,
- Vice-President of the Management Board, Operational Activities,
- Vice-President of the Management Board, Retail and Commercial Sales,
- Vice-President of the Management Board, Chief Investment Officer,

The structure of President of the Board Group consisted of: Audit Department, Control and Security Department, Legal Department, Public Relations Department, Investor Relations Department, Business Strategy Department, Management Board Department and Proxy for Protection of Confidential Information.

The Group of Vice-President of the Board for strategy and capital Investments comprised: Capital Group Department, UNIPETROL Holding Integration Department, Capital Investments Department.

The new Group established as of 1 December 2004, supervised by Vice-President of the Board for Cost Management and Information Technology comprised: IT Department, Crude Oil Trading Department and newly created Purchase Department and Cost Management Department. The departments of the newly created group supervised realization of the raw material supply of the Parent Company (with exclusion of energy, fuels for resale, and non-fuel products), they are responsible for turnover of natural gas, purchases of fuel raw materials, cost management, optimization of IT solutions and IT standards implementations, and for activities within sector of crude oil and natural gas searching and mining.

The structure of Vice-president for Human Resources and Administration Group was formed of: Administrative Department, Organization and Restructuring Department, Personnel Department and Human Resource Management Department.

The structure of Vice-President of the Board for Retail Sales Group comprised: the structures of Director for Investments in Retail Sales and Director of Sales Management, Department of Planning and Retail Sales Analysis, Department for Purchase of Non-Fuel Products and Category Management, and Marketing Department.

Within the process of integration of PKN ORLEN SA and UNIPETROL Holding, particular Reporting Directors commenced analytical research concerning the integration process with respect to aspects of their competencies in order to achieve the synergy effect.

In the first half of 2005, the Company continued work on the initiated last year project of a new concept of segment management, based on standards adopted in the international oil concerns. The drafts of procedures necessary for the operation of the segment management were prepared and the Company assigned particular companies of the Group to appropriate segments. A new organizational structure was also suggested, adapted to development strategy and increase of PKN ORLEN SA goodwill.

In the first half of 2005 the Company conducted work within the restructuring project for regional offices in the area of retail sales, investments and maintenance of petrol stations and finance, which was aimed at design of trade effective structures ensuring maximum sales and economic result. The new regional structures in retail sales, investments and maintenance of petrol stations and finance were implemented on 1 July 2005.

Apart from the above organizational and legal changes in the Company, significant changes in two companies of the Capital Group were noticed:

- **Rafineria Nafty Jedlicze S.A.**

In the first half of 2005 there were further changes in the work organization in the company aiming at improving its functioning and optimization of activity costs, and effectiveness of task performance. The most important of those changes are as follows:

- liquidation of the Trade unit and replacing it with Sales unit, directly supervised by the Trade Director; the number of posts of the sales unit was increased, while decreasing the number of posts in the former Supplies Team;

- establishment of Purchases and Logistics unit, supervised by Trade Director thus replacing the Supplies Team; the unit supervises Supplies Warehouse;

- separation of Oil and Lubricants Warehouse from the former Trade unit, which is currently supervised directly by the Director of the Oil and Lubricants production unit;

-establishment of an independent post of Coordinator for production and sales, supervised directly by the Director of the Oil and Lubricants production unit;

- liquidation of the technology and Production Development Team in the Optimization and Settlement of Production unit, and formation of the optimizations and settlement of production team; moreover, expert engineers were assigned to particular production units;

- widening of scope of professional duties of up to now Representative of Bonded Warehouse with simultaneous change of the name of this position to Representative to Excise Tax Products.

The most important external factors having an impact on the results of Capital Group are the following:

- **Economic growth**

An increase in GDP in the first half of 2005 amounted to 2.4% whereas in the first half of 2004 to 6.5%. The domestic demand in the first half of 2005 increased by 0.4%. The projections for the year 2005 assume an increase in GDP by 4%. Rapid race of the economic growth in Poland and the deomestic demand may have a positive impact on rise in the consumption of liquid fuels.

- **Unemployment rate**

At the end of the first half of 2005 the unemployment rate was lower compared to the end of the first half of 2004 and amounted for 18% compared to 19.40% at the end of the first half of 2004. There was a smaller number of the newly registered unemployed and at the same time there was an increase in number of the unemployed deregistered from the employment agency evidence. The high unemployment rate in Poland is still one of the factors, which limits internal demand and adversely influences the level of sales of the Capital Group products.

- **Inflation**

According to data published by the Central Statistics Office, the average annual increase in prices of consumer goods and services in the first half of 2005 was higher than in the first half of 2004 (2.9% compared to 2.5% respectively).

- **Prices of crude oil, refinery products and margins**

Changes in crude oil prices as well as significant fluctuations in finished goods prices on world markets, cause significant variations in margins generated by the Capital Group. In the first half of 2005 there were large fluctuations in crude oil prices. The average annual price of Brent barrel from quotations increased in comparison to the first half of 2004 by 47.4% to the level of USD 49.67/bbl. Additionally, during the first half of 2005 there were considerables increases in product margins (crack), which positively influenced the results of PKN ORLEN S.A. and the Capital Group companies producing and trading in fuels. Margins on petrol increased by 78.3% to the level of USD 128.92/ton, on Ekoterm by 94.1% to the level of USD 90.33/ton, and on Jet A-1 by 65.2% to the level of USD 146.62/ton. An insignificant decrease was recorded for margins on petrol (decrease by 13.4% to the level of USD 106.12/ton). The margins on petrochemical products recorded significant increases, among others, on ethylene by 20.9% to the level of USD 576.28/ton and on propylene by 41.7% to USD 515.72/ton.

- **Fluctuation of exchange rates**

The exchange rate fluctuations have significant impact on sales revenue and results of the PKN ORLEN Capital Group (by means of adjusting the fuel prices on the basis of import parity), costs of crude oil and other raw materials as well as financial costs related to debt denominated in foreign currencies. Purchases of crude oil and other raw materials realised by PKN ORLEN S.A. are denominated in USD and EUR, although the majority of revenues are realized in PLN. As a result of the above trends, changes in the exchange rate of PLN to foreign currencies have a significant impact on the results

achieved by the Parent Company. The average annual USD exchange rate decreased by 17.6% to the level of PLN 3.18 (calculated as arithmetical average of daily NBP exchange rates within period from 1 January to 30 June 2005). Simultaneously, the EUR exchange rate increased by 13.7% to the level of PLN 4.08.

- **Changes in fiscal policy and current legal regulations**

Any changes in VAT regulations and excise tax will also be of great importance for the economic situation of the Capital Group. Fiscal policy is characterized by enlarging its subject range and increasing of excise tax rates for crude oil products. While prices of products are on high level, it is an additional barrier preventing form full transfer of operational costs on products selling prices.

The year 2005 is another period of changes in the structure of demand for engine fules due to increase demand for automotive liquid gas and diesel oil, while the petrol market remained on the comparable level. Since 1 January 2005 the quality requirements have been more restrictive for petrol and diesel oil. In case of petrol, the sulphur content was limited to 50 ppm (from 150 ppm) and the content of fragrances to 32% of the capacity (from 42% of the capacity). In case of diesel oil, the content of sulphur was limited to 50 ppm (from 350 ppm), and the excise tax allowance was introduced for sulphur-free diesel oil (sulphur content <10 ppm).

The above changes had an impact on limitation of flexibility in the motor fuels production and increased the unit cost of production. The excise tax allowance for sulphur-free diesel oil enabled PKN ORLEN SA to optimise its production in his area. Some investment decisions has been also made aiming at improvement of production flexibility and lowering of production costs of low-sulphur motor fuels.

- **Mandatory reserves**

Owing to obligations resulting from the Polish accession to the European Union, Poland is compelled to reach the level of 90-days mandatory reserves of liquid fuels, constituting the assurance of the energy safety for the country. Thus, the producers and importers of fuels operating in Poland are obliged to make mandatory reserves. Effective 1 July 2005 an Amendement of the Act on State Reserves and Mandatory Reserves (Journal of Laws No. 143, item 1201) came into force, which provides for the issues related to the Poland's accession to the European Union. The current schedule of making liquid fuels reserves is based on the production volume, intracommunity purchases and imports, carried out by an entrepreneur in the prior year, less intracommunity supplies and exports. Starting from 1999 the required level of mandatory reserves has increased by 7 days yearly, to reach the number of 76 days at the end of 2008. Moreover, the the Ministry Material Reserves Agency is responsible for state reserves of liquid fuels in the amount equal 14-day consumption of fuels in a given year. PKN ORLEN SA makes and maintains mandatory reserves of fuels, semi-products and crude oil. For storing the reserves the Parent Company uses mainly the underground warehouses of crude oil and fuels of storage tanks in IKS "Solino" S.A., its own warehouses located around the country and warehouses belonging to Naftobazy Sp. z o.o. The cost of underground storage of crude oil and fuels is much lower than the cost of ground warehouses.

- **Decrease in car sales**

During the first half of 2005 lower demand on the domestic market of newly produced cars was observed. According to companies analysing the automobile market, car sales in the first half of 2005 decreased by about 33% as compared to the first half of 2004, i.e. to the level of over 129 thousand cars. The decrease of sales was influenced considerably by the increased import of second-hand cars. The number of cars imported to Poland was over three times higher than sales od brand new cars. The level of sales of new cars influences fuel consumption.

- **Domestic fuel consumption**

In the first half of 2005 the total estimated domestic fuel consumption in Poland, based on data from Nafta Polska S.A., amounted to 6,245 thousand tons, that is was at the level comparable with the respective period of 2004. In the first half of 2005 pertol consumption decreased by 5% with regards to the level of 2004. The basic factor caused the decrease is a dymamic development of the automotive gas market. In accordance with the data provided by the Polish Organisation for Liquid Gas (POLG), in 2004 the LPG consumption increased compared with 2003 by about 35% and amounted to 1, 440 thousand tons (i.e. 34% of the consumption volume of pertol in 2004). In compliance with POLG estimates, the Polish liquid gas market is the first in Europe considering the number of vehicles powered with LPG, and the second in the world (after the South Korea). The number of vehicles powered with this type of fuel is currently estimated at almost 2 million.

The consumption of the diesel oil in the first half of 2005 increased only by 1% with respect to the first half of 2004, which is mainly due to very ineffective second quarter (2% decrease in consumption). The reason for such a situation is considerable, of about 16%, increase of retail DO prices in the first half of 2005 and the related possible rise in light heating oil usage for illegal powering of Diesel engine vehicles (this may be evidenced also by 5% increase in LHO consumption).

In accordance with Nafta Polska S.A. data, in the first half of 2005 the consumption of light heating oil increased by 5% with reference to the comparable period of 2004. The main factor which generated rise in LHO consumption was the Decree of the Ministry of Finance under which the excise tax rate on this fuel was increased to the level of DO. Consequently, in May 2005 LHO consumption was over 40% higher than in May of the prior year. Finally, the Decree was withdrawn yet it definitely influenced significantly the medium distillate market and the whole situation proved how strongly the government's fiscal policy influences the Polish fuel market.

In the first half of 2005 the demand for fuels was satisfied mainly from domestic refineries, which due to increasing imports recorded 5% fall of the total fuel sales in Poland.

- **Imports of fuels**

The estimated total import sof fuels to pOland in the first half of 2005 increased with respekt to the comparable period of 2004 by about 285 thousand tons.

In the first half of 2005 pertrol imports remained at the volume level of the first half of 2004 (decrease only by 12 thousand tons), while imports of medium distillates considerably increased: diesel oil (by 210 thousand tons) and light heating oil (by 87 thousand tons).

A high level of imports of diesel oil to Poland was due mainly attributable to very high crack margins in the first half of 2005 for this product – on average USD 129/ton compared with USD 76 /ton in the first half of 2004.

Due to dynamic rise of imports of medium distillates, it is estimated that in the first half of 2005, as in the comparable period of 2004, PKN ORLEN S.A. reached 55% share in the fuels market, including approximate 2 percentage points gained on the petrol market and the same amount given up on the diesel oil market.

Still high fuel prices and the related high crack margins justify the assumption that imports of fuels will continue to be profitable and its high volume will in the near future decrease the share in sales of Polish refineries on the domestic market.

- **Interest rates**

At the end of the first half of 2005, pawn loan interest rates reached the level of 6.5%, whereas bill of exchange discount rate 5.5% (at the end of the first half of 2004 6.75% and 5.75% respectively).

The average LIBOR 3M rate for United States Dollar increased by 1.9 pp in comparison to the end of June 2004, whereas the average EURIBOR 3M rate for Euro decreased by 0.1 pp. The level of interest rates influences cost of the Capital Group debt.

- **The situation on the Polish retail market**

Considerable increase of the number of Neste and shopping centers stations which are aimed at low prices and high volume of sales (due to localization and pricing policy) impacts the fuel retail market in Poland and currently, using "volume factor" constitutes the significant portion of that market.

Despite increase in PKN ORLEN S.A. franchising stations and the nominal rise in the number of petrol stations, PKN ORLEN S.A.'s share in the total number of petrol stations decreases (by 1.2%).

The following internal factors influenced the results achieved by of the PKN ORLEN S.A. Group in the first half of 2005:

- **Loyalty programs developed in the Parent Company**

VITAY program is a loyalty scheme aimed at individual customers visiting ORLEN petrol stations on a regular basis. VITAY was launched on 14 February 2001.Customers making purchases within the program gain VITAY points, which may be subsequently exchanged for fuel or gifts.

Flota Polska Program is designed for institutional customers operating their own means of transport. The most numerous participants of the program include: shipping companies, production and service companies, banks, offices of central and local administration and foreign branch offices. We offer two kinds of Flota cards for our clients: K-type cards, issued to the driver's name and S-type cards issued for a specific vehicle registration number. Each card can be loaded with individual limit for fuel volume as well as products and services value and frequency of transactions. Additionally, Flota managers can visit a personalized web-page, which provides tools assisting in Flota management.

In 2004, owing to cooperation of two strong partners and brands a new co-branded card was introduced. ORLEN/DKV card is the first one in Europe, which unites a microchip technology of Polish FLOTA card with magnetic strip of DKV network.

In 2004, owing to cooperation of two strong partners and brands, there is a new co-branded Flota card on offer. ORLEN/DKV is the first fuel card in Europe which combines microprocessor technology of the Polish FLOTA card with the DKV magnetic card.

In the first half of 2005, the share of Flota sales in the total fuel sales in the own petrol stations increased to 10.4% from 8.6% in the first half of 2004.

- **PKN ORLEN S.A. investment program**

In the first half of 2005, the Parent Company's Management Board approved of the following investment projects:

- adaptation of HON VI installation for production of diesel oil of sulphur content below 10 ppm. The completion deadline is: October 2006. Objective: to adaptat of the instrumentation of HON VI to the new catalyst necessary for production of diesel oil of sulphur content up to 10 ppm.

- modernization of the Warehouse No. 94 in Świnoujście. Completion deadline: September 2007. Objective: to maintain reloading capacity of the warehouse by modernization of the existing infrastructure and to adapt the warehouse to the requirements resulting from the binding regulations.

- modernization of the Warehouse No. 81 in Kraków – Olszanica. Completion deadline: September 2007. Objective: to maintain distribution capacity of the warehouse by reconstruction of the obsolete technical utilities and to adapt the warehouse to the requirements resulting from the binding regulations.

- modernization of the Warehouse No. 82 in Żurawica. Completion deadline: August 2007. Objective: to maintain reloading capacity of the warehouse by modernization of the existing infrastructure and to adapt the warehouse to the requirements resulting from the binding regulations.

- modernization of the Warehouse No. 112 in Bolesławiec. Completion deadline: July 2007. Objective: to adapt the existing technical utilities of the building to the technical safety, fire, ecological and work safety requirements resulting from the binding regulations and to improve the operations of the warehouse.

- PKN ORLEN SA engagement in construction of a complex of fragrances extraction installation of capacity of 395 thousand tons/year for paraxylene PX and 600 thousand tons/year for PTA terephthalate acid. The projected deadline of completion: September 2009. Objective: to launch from 2009 the PX + PTA installation of capacity of 600 thousand tons/year as components for production of polyterephthalate ethylene (PET).

In the first half of 2005, in accordance with Investment Operations Plan the following projects were accepted, transferred for use and settled within the projected budgets:

- Construction of three feeding units for auto tanks for toluene, pharbasole and xylene in Production Plant in Płock. The investment was accepted on 20 January 2005. Objective: to move production of the above solvents from Warehouse No. 13 to PKN ORLEN S. A. Vehicle Terminal.
- Adaptation of technological furnaces F201 at installations HON II and HON III for their UDT supervision. The project was accepted on 28 January 2005. Objective: to modernize furnaces in order to subject them to UDT supervision, to ensure further exploitation of the furnaces and installations HON II and HON III, to increase technical safety and decrease a negative impact on environment by limitation of gas emission.
- A unit for feeding auto tanks with heating fuel. The project was accepted on 9 March 2005. Objective: to improve technical, fire and ecological safety at loading of heavy heating oil to auto tanks.
- Improvement of separation of liquids from wet gas from 1-V-06 at installation DRW VI. The project was accepted on 10 March 2005. Objective: to improve separation of liquids from we gas at installation DRW VI, to reduce the amount of desalted crude oil, to limit the number of breaks in the process.
- Development of the warehouse network for antifreezeing liquids. The project was accepted on 25 March 2005. Objective: to meet the trade needs by increase of the range of produced antifreezing liquids: PETRYGO liquid and concentrate, QAL liquid and concentrate.
- Modification of the soft asphalt cooling unit. The project was accepted on 30 March 2005. Objective: to ensure safety of installation HOG during its rest.
- Infrastructure of Polyethylene III and Polypropylene III. The date of acceptance: 31 March 2005. Objective: to secure supplies of raw materials, support products and electric power to the basic installations of Poliolefin III constructed by JV.
- Optimisation of the sulphur content in the diesel fuel and Ekoterm light heating oil. The project was accepted on 31 March 2005. Objective: to opitimise the sulphur content in accordance with the European Union requirements, to reduce the amount of reblendings and to eliminate control analyses.
- Installation for petrol feeding to raiway tanks in the Warehouse No. 74 in Ostrów Wielkopolski. The project was accepted on 24 May 2005. Objective: to decrease transportation costs of fuels on the route Płock – warehouses located in the south-western Poland, using the existing product pipeline Płock - Ostrów Wielkopolski.
- Modernisation of H101 and H102 furnaces at Paraxylene Installation. The project was accepted on 30 May 2005. Objective: to modernise furnaces in order to subject them for UDT supervision; to allow firther use of the furnaces and paraxylene installation; to increase technical safety and reduce a negative impact on environment by limitation of gas emission.
- Revamping Infrastructure at Olefin II. The project was accepted on 28 June 2005. Objective: to ensure supplies of raw materials, support products and electric power to Olefin II after revamping, and to ensure expedition of all product lines.

- Intensification of Fragrances Extraction Installation with facilities. The project was accepted on 13 June 2005. Objective: to increase capacity of the installation from 480 thousand tons/year to 550 tons/year, to manage the BT fraction line from II after revamping, to remove bezene from reformate which will make it possible to decrease the benzene content in fuels (the required petrol quality in the EU in 2005); to increase the quality of the produced benzene and toluene in compliance with ASTM standards, which will increase sale capacity.
- Revamping at Olefin II, intensification of IFP, pyrotol and butadiene emission – installations of I category. The scope of the project accepted on 29 June 2005. Objective: to complete the necessary stages in order to launch the installation with capacity of 360 thousand tons/year and to gradually launch technological units increasing ethylene production volume to 700 thousand tons/year.

- **BONUS Project in the Parent Company**

In April 2005 the Company launched BONUS project. Its objective is mainly to significantly reduce costs related to external purchases and to make the purchases more effective. The Project is carried out with advisory support from A.T. Kearney, which provides similar services to the largest global companies. In June the Company completed the first stage of the project consisting of review of all external expanses of the Parent Company and selected companies of the Capital Group. Currently, the project embraces the operating implementation of savings in particular purchase areas. Within the first stage the project projects even PLN 100 milion of savings per year.

- **OPTIMA - Programme of operating cost reduction**

OPTIMA, a programme of operating cost reduction is follower of the previous programme launched in 2004, called KPRKO. OPTIMA is to embrace the whole Capital Group. By the end of 2005 PKN ORLEN SA will have finished KPRKO. Under this programme, before the end of 2004, 340 savings initiatives were implemented. OPTIMA is a more extensive programme than KPRKO as it embraces the Group companies and refers to many more issues. OPTIMA does not comprise the parallel programme of Total Margin Optimisation. Implementation of OPTIMA will result in reduction of operating costs by minimum PLN 600 million in 2009, i.e. above the final result of KPRKO with respect to 2005. It will also help to reduce e investment expenditure by minimum PLN 600 million in the years 2006-2009 at unchanged investment schedule included in the development strategy of PKN ORLEN SA. The savings will result from more rational expenditures and not from reduction of investments.

- **Risk Management System in PKN ORLEN S.A.**

Financial results of the Parent Company may be subject to fluctuations in relation to market factors, particularly to quotations of products, exchange rates and interest rates. PKN ORLEN S.A. manages the risk, to which it is exposed, limits variability of the future cash flows and limits potential economic losses arising as a consequence of the events that may have a negative impact on the result of the Company. The policy and the strategy of using derivatives is determined and supervised by the Management Board.

In case of the exposition USD/PLN related to operating activity there is a natural hedging, i.e. the exchange rate risk from purchase of crude oil is offset against the revenues from the sale of products, which prices depend on the USD/PLN exchange rate.

Moreover, swap transactions concluded in the year 2003 stabilizing cash flows in EUR generated by sales of petrochemical products were realized in 2005. Maturity date of the mentioned hedging transactions is 2006.

The Parent Company applies the cash flow hedge accounting for the swap transactions using a system supporting management of hedge transactions. In order to formalize the risk management process relevant procedures were implemented and the Risk Committee was set up to control the Parent Company exposure to risk and to make decisions on concluding hedging transactions.

- **Implementation of efficiency plans in the Parent Company**

At the end of 2002, the Parent Company's Management Board decided to implement two significant efficiency systems during the period 2003-2005 – value based management system and a comprehensive operational cost cutting programme. The first plan will allow the Company to introduce modern management methods, take optimal decisions and improve managers' competency, which will help to increase Company's value and improve the shareholders' perception of the Company. The latter plan will ensure a decrease in a significant part of operating expenses in all areas of the PKN ORLEN S.A. activities. The detailed description of those programs is included in the part V of the statement.

- **Investment programme in ANWIL S.A.**

Investment projects carried out in last years improved to a significant extent competitiveness of Anwil S.A. The company timely discounted the effects of investment undertakings from prior years thus settling all its financial liabilities, particularly rapid special loan instalments. This way it achieved a liabilities structure which makes it possible to launch other development projects. The scope of investment carried out in this period concerned continued investments related with environment protection and improvement of business effectiveness and cost competitiveness of the company:

- the company continued the task the commenced in 2004 "Change of technology of producing chlorine from diaphragm to membrane" at Chlorine and Sodium Wax Production Plant. This investment is supplementary to the earlier realized projects in PCV production chain, necessary to reach production capacity at the level of about 330 thousand tons/year. The closing budget amounts to PLN 247 million.

- to reduce impact on the environment ANWIL SA modernised the waste disposal system by constructing and acceptance for use of Biological Sewage Treatment Plant (BSTP)

- the company continued the following main projects:
    - modernisation of cracking installation – heat retrieval,
    - construction of CANWIL warehouse (the trade name),
    - modernization of CV and PCV installations.

III. CURRENT AND PROJECTED FINANCIAL POSITION OF THE CAPITAL GROUP

3.1 PRODUCTION

In the first half of 2005 crude oil processing in the PKN ORLEN SA Group companies amounted to 6,548 thousand tons and was by 9.9% higher in comparison to the comparable period of the previous year (2005 includes Unipetrol – June). There was an increase of the processing of crude oil by 6.0% to the level of 6,047 thousand tons in the Dominant Company. The proceeds on refined products amounted to 81.37% and was higher by 0.2 pp than in the first half of 2004.

The most important events in the first half of 2005 in the area of production were:

1. Production of lead-free fuels in compliance with the requirements EN 228:2004 for motor fuels effective from 1 January 2005. The acceptable levels were restricted in two parameters: fragrances content is lowered from 42% (of the volume) to 35% (of the volume) and sulphur content from 150 mg/kg to 50 mg/kg.

2. Production of diesel oil Ekodiesel Ultra of the sulphur content below 10 mg/kg in accordance with ZN/ITN-ORLEN/NF-229/2004, which was included in PKN ORLEN S.A. offer from 1 January 2005. The oil meets the highest quality and ecological standards for high-pressure engine fuels in the EU. The low level of sulphur in the diesel oil will be adopted in the EU states as obligatory in 2009.

3. Agreement with AXENS (basic design, license and catalyst delivery) for diesel fuel stabilising installation in Desulphurisation of Cracking Fuel concluded in January 2005. The launching of the installation is planned for the end of 2007.

4. The necessity to process the mixture of Rebco crude oil and low-sulphur oil in order to produce low-sulphur fuel for Power Plant due to the planned rest of HOG installation (29.04-12.06). The share of low-sulphur oil in the total processed raw material amounted to 1.6%.

5. Due to conducted modernisation of petrochemical installations (Olefin II, Butadiene II, Hydrogenetion of Petrol, Pyrotol) and maintenance rests at other installations: Ethylene Oxide I and II, Glycol I and II and Phenol, the production of petrochemical products was limited.

6. In May and June the major modernisation work at installation in Olefin II, which allowed launching of new units without excluding the existing part of the installation. The completion of the project is planned for September. The production capacity of the modernised installation is 702 thousand tons of ethylene/year.

7. By the end of June 2005, launching of the modernised Fragrances Extraction Installation producing benzene and toluene based on raw materials from Reforming V and Olefin II. The production capacity of the modernised installation is 27.4 t /h for toluene and 22.4 t/h benzene.

3.2 INFORMATION CONCERNING BASIC PRODUCTS AND SERVICES, SALES MARKET AND SUPPLY SOURCES FOR COMPANIES OF THE CAPITAL GROUP

Information concerning the basic products and services as well as sales market and supply sources for the Capital Group companies are presented further in the Additional Information.

3.3 FINANCIAL RESPURCES MANAGEMENT

At the end of the first half of 2005 the level of net financial indebtedness of the Parent Company with respect to 31 December 2004 increased by PLN 1,385. Capital investments, in this period reaching PLN 1,995 million, were financed with an excess from the current operating activity (PLN 718 million), with liquid assets and deposits (PLN 757 million), assets obtained from repayment of the loan granted by the Company in 2004 to its subsidiary ORLEN Deutschland AG (PLN 244 million) and with increased external indebtedness (PLN 280 million).

The most significant investment expense item at the Parent Company in the first half of 2005 was acquisition of 62.99% shares in Unipetrol, 9.76% of shares in Spolana and purchase of receivables of some of the Unipetrol Group companies for the total amount of PLN 1,797 million.

Increase in external indebtedness of the Company was a result of signing of two loan agreements in CZK of the total amount of PLN 207 million and increase by PLN 134 million, compared to the state at 31 December 2004, of available credit lines at current accounts. In accordance with consortium agreement concerning the optional currency (dollar), a portion of the dollar drawings (PLN 61 million) of the consortium loan was repaid, yet the carrying amount of the loan denominated in PLN increased due to changes in exchange rates.

The Parent Company is a party to 8 loan agreements, of which 7 are of a short-term type and one is a long-term loan agreement. All short-term loans were granted to the Company under bilateral agreements. The long-term loan is a currency loan granted by the consortium of 19 banks, both Polish and international. The maturity date for four of the short-term loans with statistical interest accumulated as at 30 June 2005 falls in 2005 (in line with the balance as at 30 June 2005: PLN 338 million), for three loans in 2006 (in line with the balance as at 30 June 2005: PLN 5 million), and for the long-term loan in 2008 (in line with the balance as at 30 June 2005: PLN 1,423 million).

Detailed information on maturity dates for the loans were presented in Note 16 of the consolidated financial statements of the PKN ORLEN Group for the first half of 2005.

In the first half of 2005, the Parent Company did not grant any loan within the Capital Group.

The amount and structure of financial liabilities, both in terms of their maturity and currency in which they are denominated, are as follows:

Share of loans in the Company:	31 December 2004		30 June 2005	
	in PLN million	%	in PLN million	%
Long-term	1,408	100%	1,423	81%
Short-term	6	0%	343	19%
in USD	709	50%	732	41%
in EUR	702	50%	695	39%
in CZK	0	0%	202	12%
in PLN	3	0%	137	8%

The Company's liquidity as at the end of the first half of 2005 remains at the secure level. The available current financial assets amount to PLN 520 million, the Company takes advantage of unused credit lines and the Programme of Bond Issue. As at 30 June 2005, under short-term loan agreements the Company may use PLN 272 million, under the long-term agreement PLN 606 million (i.e. in the loan currency EUR 150 million) and PLN 700 million within the Programme of Bond Issue (moreover after the balance sheet date, in July 2005, the Company signed another renewable loan agreement for PLN 100 million with a year maturity).

The financial safety of the Company is positively influenced also by a large lending capacity which allows obtaining additional external resources in a relatively quick and inexpensive way.

Currently, the Company intends to continue optimization of its financing within the PKN ORLEN SA Group.

In the first half of 2005 the Group companies (excluding the Parent Company) drew and were granted the following significant loans:

- **Anwil S.A.**

ANWIL SA in the first half of 2005 signed 2 new loan agreements:

- preferential loan agreement related to environment protection; amount due: PLN 3,500,000; maturity date: 30 December 2010;
- preferential loan agreement related to environment protection; amount due: PLN 63,000,000; maturity date: 30 March 2011.

- **IKS SOLINO S.A.**

- investment loan; amount due: PLN 121,651 thousand; maturity date: June 2017;

- **Rafineria Nafty Jedlicze S.A.**
- loan in Bank PEKAO S.A. Warsaw; of PLN 10,000 thousand for financing of current operations; amount due PLN 10,000 thousand; maturity date: May 2008
- loan in ING Bank Śląski S.A. of PLN 29,688.7 thousand for the investment project "Hydrorefining Installation"; amount due: PLN 10,391 thousand; maturity date: December 2006,
- loan in Bank PEKAO S.A. Warsaw of PLN 30,000 thousand for financing of current operations; amount due: PLN 17,329 thousand; maturity date: May 2007,
- loan in BPH S.A. of PLN 20,000 thousand for financing of current operations; amount due: PLN 150 thousand; maturity date: November 2007,
- loan in BRE Bank S.A. of PLN 5,000 thousand for financing of current operations, amount due: PLN 39 thousand; maturity date: December 2006,
- loan in PKO Bank Polski S.A. of PLN 20,000 thousand for financing of current operations, amount due: 5.242; maturity date: December 2006,
- loan in the National Fund for Environment Protection and Water Management of PLN 50,000 thousand for subsidising the investment project "Hydrorefining Installation"; amount due: PLN 15,000 thousand; maturity date: December 2006.

- **Rafineria Trzebinia S.A.**
- investment loan in BOŚ Warsaw, amount due: PLN 1,500 thousand; maturity date: April 2006,
- investment loan in BOŚ Warsaw, amount due: PLN 1,950 thousand; maturity date: July 2006,
- investment loan in PEKAO Warsaw, amount due: PLN 30,000 thousand; maturity date: October 2007,
- short-term loan in BPH PBK S.A., amount due: PLN 29,016 thousand; maturity date: May 2006,
- short-term loan in CITIBANK, amount due: PLN 18,589.4 thousand; maturity date: November 2005,
- short-term loan in PEKAO Warsaw, amount due: PLN 18,788.4 thousand; maturity date: December 2005,
- short-term loan in PEKAO Warsaw, amount due: PLN 20,000 thousand; maturity date: February 2007,
- short-term loan in BH Warsaw, amount due: PLN 3,735 thousand; maturity date: January 2006,
- short-term loan in PEKAO Kraków, amount due: PLN 11,311 thousand; maturity date: January-April 2006,

- **ORLEN Oil Sp. z o.o.**
- current account loan in Bank Handlowy in Warsaw, amount due: PLN 17,087 thousand; maturity date: November 2005;

- **Basell Orlen Polyolefins Sp. z o.o.**
- Before 19 December 2004 Basell Orlen Polyolefins was granted a loan for Project Implementation (EUR 350

million) and a short-term loan (EUR 20 million). The first is an investment loan and is devoted to finance new polypropylene and plyethylene installations; the latter is used to cover deficiencies in the operating capital. The first instalment of the Project Implementation loan was partially used in January 2005 to repay the auxiliary loan drawn in 2003 (EUR 30 million). The loan repayment will start in July 2006, and the maturity date will fall in the half of 2015. Financial assumptions of creditors project an earlier repayment of the loan (half of 2012). In order to finance NPP investment and repay the accumulated interest the company continues to draw from the loan. The withdrawals within a given drawings are possible before the end of 2005. After that date the repayment of the loan will be commenced. As at the end of June 2005 the amount of the loan used for the project amounted to EUR 190.6 million (PLN 840.7 million), and the renewable short-term loan was not used.

- **ORLEN PetroTank Sp. z o.o.**
- medium-term loan in Bank BPH S.A., amount due: PLN 14,482.5 thousand; maturity date: May 2006,
- short-term loan in Bank Handlowy S.A., of PLN 20,000 thousand, amount due: PLN 19,728 thousand; maturity date: December 2005,
- investment loan, in Bank BPH S.A. (in CHF) amount due: PLN 9,906 thousand (CHF 3,799.5 thousand); maturity date: December 2006,

- **ORLEN PetroProfit sp. z o.o.**
- short-term loan in Bank Handlowy O/Lublin, of PLN 5,000 thousand, amount due: PLN 4,034 thousand; maturity date: undefined, renewable every 7 days no longer than to 28 September 2005
- short-term loan in PKO S.A. V O/Lublin, of PLN 5,000 thousand, amount due: PLN 4,331 thousand; maturity date: December 2005,
- short-term loan in Kredyt Bank S.A. O/Lublin, of PLN 4,200 thousand; amount due: 2.975 thousand; maturity date: June 2006,
- short-term loan in Bank Handlowy S.A. O/Lublin of PLN 3,500 thousand; amount due: PLN 3,500 thousand; maturity date: January 2006,

- **ORLEN PetroZachód Sp. z o.o.**
- short-term loan in, PEKAO S.A. Poznań, of PLN 9,000 thousand, amount due: 7.552,5 thousand; maturity date: June 2006,
- short-term loan in PKO BP S.A. Poznań, of PLN 2,200 thousand, amount due: PLN 394 thousand; maturity date: December 2005,
- short-term loan in Bank Handlowy Warsaw, of PLN 5,000 thousand, amount due: PLN 3,324 thounsand; maturity date: December 2005,
- short-term loan in Bank BWE, of PLN 4,000 thousand, amount due: PLN 4,000 thousand; maturity date:

September 2005,

- short-term loan in Bank BWE, of PLN 2,000 thousand, amount due: 269 thousand; maturity date: September 2005,
- long-term investment loan in Bank Handlowy Warsaw, of PLN 6,500 thousand, amount due: PLN 977 thousand; maturity date: March 2006.

- **Ship Service S.A.**

- loan of PLN 8,000 thousand, in Bank PEKAO S.A., amount due: PLN 7,458 thousand; maturity date: March 2006,
- loan of PLN 6,700 thousand, BNP PARIBAS, amount due: PLN 1,614 thousand; maturity date: June 2005.
- loan of PLN 3,000 thousand, BRE Bank S.A., amount due: PLN 2,128 thousand; maturity date: September 2009,
- loan of USD 4,000 thousand, Bank PEKAO S.A., amount due: PLN 10,553 thousand; maturity date: August 2006,
- loan of USD 1,450 thousand, BRE Bank S.A., amount due: PLN 4,544 thousand; maturity date: November 2006,
- loan of USD 400 thousand, BRE Bank S.A., amount due: PLN 1,156 thousand; maturity date: September 2008,

- **Petrolot Sp. z o.o.**

- current account loan in BRE Bank S.A. up to PLN 10,000 thousand; as at 30 June 2005 amount due: PLN 1,445 thousand,
- current account loan in Bank Handlowy in Warsaw; amount due as at 30 June 2005 PLN 18 thousand, maturity date: July 2005,
- current account loan in BPH S.A. in Warsaw up to PLN 15,000 thousand; as at 30 June 2005 the loan was not used,
- investment loan in ING Bank Śląski S.A. of PLN 11,200 thousand, amount due as at 30 June 2005 PLN 5,058 thousand; maturity date: December 2009.

- **Petrotel Sp. z o.o.**

- investment loan in BGZ S.A. of PLN 6,000 thousand, amount due as at 30 June 2005 PLN 4,500 thousand, maturity date: June 2008,
- loan in PKO BP S.A. of PLN 5,400 thousand, amount due as at 30 June 2005 PLN 5,400 thousand, maturity date: 2008-2010,

- **ORLEN Gaz Sp. z o.o.**
- short-term current account loan in Bank Pekao S.A. of PLN 4,400 thousand; amount due as at 30 June 2005: PLN 1,497 thousand; maturity date: September 2005.
- short-term current account loan in Bank Handlowy in Warsaw CITIBANK of PLN 5,500 thousand; amount due as at 30 June 2005: PLN 1,700 thousand; maturity date: January 2006.

- **Unipetrol a.s.**
- loan in Ceska sporitelna a.s. of CZK 2,069 million, amount due as at 30 June 2005 PLN 2,069 million; maturity date: July 2011,
- loan in Ceska sporitelna a.s. of CZK 832 million, amount due as at 30 June 2005 PLN 832 million; maturity date: July 2011,

- **ORLEN Deutschland GmbH**
- loan of EUR 15,834 thousand in HSH,
- other loans of EUR 9,183 thousand.

- **ORLEN KolTrans Sp. z o.o.**
- investment loan in Bank Pekao S.A. of PLN 672 thousand; amount due as at 30 June 2005: PLN 420 thousand; maturity date: April 2007
- investment loan in Bank BPH S.A. of PLN 1,522 thousand; amount due as at 30 June 2005: PLN 1,208 thousand; maturity date: June 2008.
- investment loan in PKO BP S.A. of PLN 2,705 thousand; amount due as at 30 June 2005: PLN 2,181 thousand; maturity date: June 2008.
- loan in Bank Pekao S.A. of PLN 1,504 thousand; amount due as at 30 June 2005: PLN 504 thousand; maturity date: December 2005
- loan in Bank BPH S.A. of PLN 2,100 thousand; amount due as at 30 June 2005: PLN 630 thousand; maturity date: December 2005.
- loan in PKO BP S.A. of PLN 3,490 thousand; amount due as at 30 June 2005: PLN 1,047 thousand; maturity date: January 2006.

- **ORLEN Transport Nowa Sól Sp. z o.o.**
- loan of PLN 2,000 thousand, in Bank Przemysłowo Handlowy; amount due: PLN 909 thousand; maturitydate: September 2005.

3.3.1 Loans, sureties and guarantees granted to employees and companies of the Capital Group

In the first half of 2005 the Prent Company did not grant any loans within the Capital Group, therefore as at 30 June 2005 the Company was not a party to any loan agreement within the Group. In the discussed period the loan was rapid granted in 2004 to ORLEN Deutschland, a subsidiary, for EUR 60 million with accumulated interest.

The closing balance of borrowings granted from the Company's Social Fund to employees and pensioners of PKN ORLEN S.A. as at 30 June 2005 amounted to PLN 13,500 thousand, and the closing balance of borrowings granted to employees of the consolidated Group companies, which signed an agreement with PKN ORLEN SA for conducting common social activity, amounted to PLN 5,973 thousand.

As at 30 June 2005 the Parent Company' total off-balance sheet liabilities resulting from guarantees, sureties and other forms of hedges for other entities' liabilities amounted to PLN 997,224 thousand. Those liabilities include guarantees and sureties for liabilities of subsidiaries of the amount of PLN 690,720 thousand, for liabilities a jointly controlled entity PLN 151,504 thousand, and for third party liabilities PLN 155,000 thousand.

The key item of off-balance sheet pledges (74%) are the sureties granted to the banks in the form of guarantee letters and corporate warrantees with aim to hedge liabilities of ORLEN Deutschland AG resulting from its fuel trade activity.

A considerable portion of the off-balance sheet items will expire before the end of 2005 (41%), the largest portion will expire in the fist half of 2006 (53%), and other insignificant liabilities (6%) will expire in 2008. The above structure proves the short-term nature of the off-balance sheet liabilities.

Moreover, the Company has an effective pledge established in 2003 on stakes held in Basell Orlen Polyolefins Sp. z o.o. of PLN 453,699 thousand in order to secure financial liabilities of that company.

The other companies of the PKN ORLEN Group in the first half of 2005 granted the following borrowings, sureties and guarantees:

- **Anwil S.A.**

- Anwil S.A. in the first half of 2005 kept the surety for its subsidiary AGRO-AZOTY II WŁOCŁAWEK in Łąka due to current account loan agreement and investment loan (October and September 2005). The total amount of the surety as at 30 June 2005 was PLN 83 thousand.
- Bank Handlowy w Warszawie SA at the beginning of February 2004 granted guarantees (EUR 17,505,000) upon ANWIL SA application for Uhde GmbH due to the conducted investment in change of the production technology of chlorine from diaphragm to membrane, the value of the guarantee is decreased by the invoices settled by the company and as at 30 June amounted to EUR 9,294,746.

- **Rafineria Trzebinia S.A.**

- BH Warsaw – surety of a loan for Energomedia Sp. z o.o., of PLN 1,100 thousand, expiration date: June 2006,
- PEKAO Kraków – surety of a loan for Spółki Naftowax Sp. z o.o., PLN 12,000 thousand, expiration date: March 2009,
- BPH Chrzanów – surety of a loan for Spółki Naftowax Sp. z o.o., PLN 12,000 thousand, expiration date: May 2008,
- BH Warsaw – surety of a loan for Spółki Euronaft Trzebinia Sp. z o.o., PLN 4,800 thousand; expiration date: July 2006.
- PEKAO Kraków – surety of a loan for Spółki Euronaft Trzebinia Sp. z o.o., PLN 13,500 thousand; expiration date: January 2009.
- PEKAO Kraków – surety of a loan for Spółki Euronaft Trzebinia Sp. z o.o., PLN 5,250 thousand, expiration date: April 2009.
- ORLEN Asfalt Sp. z o.o. – surety of a loan in current account, PLN 7,200 thousand, expiration date: July 2005.
- Kompania Węglowa S.A. – surety of a loan for receivables resulting from purchase–sale agreement before 31 December 2005, PLN 500 thousand, expiration date: until repayment of liabilities.

- **Ship-Service S.A.**

Granted sureties:

- beneficiary: Bor-Farm Sp. z o.o., amount of the surety: PLN 100 thousand, the amount of secured loan PLN 100 thousand; expiring date: September 2005,
- beneficiary: Ship-Service Agro Sp. z o.o. amount of the surety: PLN 800 thousand, the amount of secured loan PLN 400 thousand; expiring date: March 2006,
- beneficiary: Ship-Service Agro Sp. z o.o. amount of the surety: PLN 1,000 thousand, the amount of secured loan PLN 500 thousand; expiring date: March 2007,

Granted guaranties:

- beneficiary: Customs Office in Gdynia, amount of the guarantee: PLN 1,000 thousand, expiring date: 20 February 2006,
- beneficiary: Customs Office in Warsaw, amount of the guarantee: PLN 5,500 thousand, expiring date: 20 February 2006,
- beneficiary: Customs Office in Warsaw, amount of the guarantee: PLN 5,000 thousand, expiring date: 24 May 2006,
- beneficiary: Customs Office in Warsaw, amount of the guarantee: PLN 3,000 thousand, expiring date: 3 May 2006,

- **ORLEN Oil Sp. z o.o.**
- The company granted a bill of exchange guarantee and the statement on self-enforcement of debt recovery up to the amount of PLN 40,000 thousand to Bank Przemysłowo-Handlowy in exchange for guaranties for excise tax liabilities on bonded warehouses of ORLEN OIL. The validity of those guarantees: 30 September 2005.

- **ZBA S.A.**
- Guarantee of proper accomplishment of a task for ALSTOM POWER for PLN 2,160 thousand, valid before July 2007.

- **ORLEN PetroTank Sp. z o.o.**
- BRE S.A. – pledge on sale and lease back for LOCUM., PLN 24,299 thousand, repayment date: June 2012,

- **Unipetrol a.s.**
- Kreditanstalt fur Wiederaufbau – bank guaranties for the total amount of CZK 2,016 million, expiring date: August 2012,
- Citibank N.A. – bank guarantees of total amount of CZK 653 million, expiring date: August 2012,
- Societe Generale Bank – bank guarantees of total amount of CZK 752 million, expiring date: June 2006,
- COMERZBANK AG – bank guarantees of total amount of CZK 820 million, expiring date: until rejection.

3.3.2 Bond issuance

Bonds issuance is a flexible and effective instrument of gathering financial funds used for payment of current liabilities and repayment of matured securities. The Company takes advantage of the Bond Issue Programme concluded in May 2001 with Bank Handlowy w Warszawie SA, Bank Pekao S.A. and BRE Bank S.A. A bank which offers the most favorable profitability of issued securities conducts the issuance.

Under the Bond Issue Program the Company is able to issue debenture bonds up to the total indebtedness amount not exceeding PLN 700 million before May 2006.

In the first half of 2005, the Parent Company did not issue any bonds and as at 30 June 2005 did not record any active issues. Within the PKN ORLEN Group companies, only the Unipetrol Group entities benefited form the programme. The resulting indebtedness at the end of June 2005 amounted to PLN 476.473 thousand.

3.4 PROFIT AND LOSS STATEMENT

3.4.1 Revenues

In the first half of 2005 the PKN ORLEN SA Group sales of finished products, goods for resale and materials (without excise tax) amounted to PLN 16,760,956 thousand, which is by 21.3% more than in the first half of 2004. The rise in the Group sales was accomplished due to favorable macroeconomic factors as well as the consolidation of the Unipetrol Group from June 2005, which contributed to Group sales with PLN 1,607,411.3. In the first half of 2005 the level of fuel prices quotations on the world stock exchanges (an increase of quotation of petrol by 27.9%, diesel by 54%, Ekoterm by 55% and air fuel Jet A-1 by 52.1%) remained on a high level compared to the first half of 2004. The share of the Parent Company sales in the total Capital Group sales amounted to 58.2% in the first half of 2005.

3.4.2 EBIT

Gross Profit on sales of the PKN ORLEN Group for the first half of 2005 amounted to PLN 3,349,448 thousand and it was higher by 22.3% in comparison to the profit on sales in the first half of 2004. The high profit growth was influenced by the financial result of the Parent Company, which generated gross profit on sales higher by 29.7% as compared to the first half of 2004. Such level of an increase of profit on sales was achieved by taking advantage of favourable circumstances on the market. The positive financial result was achieved thanks to intensification of trade activities and favorable trends in the macroeconomic factors (crack margin from quotations) and due to consolidation in June of the Czech Unipetrol Group companies. In the first half of 2005, very good results were recorded by Anwil S.A. whose gross for the first half of 2005 amounted to PLN 143,481 and ORLEN Oil of PLN 41,795 thousand and Rafineria Jedlicze of PLN 24,839 thousand. In the first half of 2005 the Parent Company realised 7.7% increase of the total sales with respect to the comparable period of of the prior year. The total Group sales increased by 10.8%.

In the first half of 2005 the profit on other operating activity amounted to PLN 1,609,723 thousand as compared to the first half of 2004 loss of PLN 183,161 thousand.

The consolidated financial statements of PKN ORLEN S.A.Group present the difference was between the fair value of the consolidated net assets of Unipetrol and the acquisition cost (PLN 2,005,027 thousand), which considerably increases other operating revenues and thus impacts the profit on other operating activity.

In the first half of 2005, profit on other operating activity amounted to PLN 3,499,979 thousand and was higher by PLN 2,429,509 thousand than the other operating profit generated in the first half of 2004.

3.4.3 Financial activity

In the first half of 2005 gain on financial activities amounted to PLN 207,181 thousand, as compared to the PLN 58,842 thousand in the first half of 2004. The increase in gain on financial activity was caused by higher than in the first half of 2004 increase of financial revenues in comparison with increase of financial costs. Financial revenues in the first half of 2005 amounted to PLN 452,050 thousand and increased in comparison to the respective period of 2004 by PLN 294,949 thousand. The main factor impacting the increase in the revenues is the unrealized discount effect for the acquired Unipetrol receivables of PLN 204,532 thousand and payment of the dividend by Polkomtel SA of PLN 83,290 thousand. Also in the first half of 2005 the Group recorded increase in financial costs by PLN 146,610 thousand, compared to the first half of 2004, which was due to unrealized negative tendencies in negative foreign exchange differences (increase of financial costs by PLN 120,787) and increase of interest rate costs by PLN 6,777 thousand.

3.4.4 Gross profit, income tax and net result

The PKN ORLEN SA Group in the first half of 2005 generated gross profit of PLN 3,744,262 (increase by 227.9% in comparison with the first half of 2004) on all segments of activities. Increase in gross profit was accompanied by increase in income tax charge by 65.5%.

In the first half of 2005 the Group generated net profit in amount of PLN 3,336,098 thousand and was higher by 279.0% compared with the result of the first half of 2004.

3.5 BALANCE SHEET

3.5.1 Total assets

As at 30 June 2005 total assets of the Capital Group PKN ORLEN S.A. amounted to PLN 32,976,560 thousand and increased by PLN 12,861,689 thousand (by 63.9%) in comparison to 31 December 2004. Conserning assets, the fixed assets constitute the main caption amounting to 61.8% of total assets (60.4% as at 31 December 2004). In equity and liabilities, the major part is shareholders equity constituting 53.3% of total liabilities as at 30 June 2005 (64.5% as at 31 December 2004). Comparing certain balance sheet captions as at 30 June 2005 and 31 December 2004 the following can be noted:

- significant increase in non-current assets by 67.8% to PLN 20,386,470 thousand as a result of an increase in tangible fixed assets by PLN 7,206,329 thousand and in share in subordinated companies accounted for using the equity method by PLN 393,029 thousand
- increase in current assets by PLN 4,604,123 thousand, i.e. by 57,8% to PLN 12,567,398 thousand resulted mainly from significant growth of inventories by PLN 2,407,873 thousand and trade receivables and other receivables by PLN 2,406,688 thousand. The increase of those balance sheet items was related to revealing of Unipetrol in the consolidated financial statement. Comparing to 31 December 2004 cash and cash equivalents increased as well by 88,1%.
- increase in shareholders equity by PLN 4,605,572 thousand to PLN 17,583,174 was related mainly due to the growth of retained earnings – by PLN 2,422,650 thousand in comparison with 31 December 2004. Increase in retained earnings lower than increase in net profit for the first half of 2005 results from distribution of profit for 2004 (PKN ORLEN S.A. dividend amounting to PLN 911,020 thousand)
- increase of long-term liabilities by PLN 2,141,077 thousand to the level of PLN 5,274,805 thousand, mainly due to the growth of loans by PLN 1,179,913 thousand to the level of PLN 3,263,449 thousand (high level of external financing of Unipetrol)
- increase of short-term liabilities by PLN 6,115,040 thousand resulting mainly from significant growth of trade liabilities and other liabilities and accruals by 4,324,858 thousand (among other things due to increase of crude oil prices). At the same period loans and short-term borrowings grew by PLN 1,273,846 thousand to the level of PLN 1,515,463 thousand.

3.5.2 Net financial indebtedness

At at 30 June 2005 the level of long-term and short-term loans, borrowings and debt securities issued by the Capital Group PKN Orlen amounted to PLN 4,778,912 thousand and was higher by PLN 2,453,777 thousand in comparison to the level at the end of the year 2004. The net financial indebtedness of the Dominant Company as at 30 June 2005 (calculated as loans, borrowings and debt securities less cash and cash equivalents) decreased by PLN 1,384,799 thousand in comparison to 31 December 2004. The net financial indebtedness of the Capital Group as at 30 June 2005 increased by PLN 2,689,374 thousand, in comparison to the end of 2004, to PLN 3,154,541 thousand. Increase in net financial indebtedness and in equity led to growth of financial debt to equity ratio (loans, borrowings and debt securities less cash and cash equivalents to equity) from the level of 3.6% as at 31 December 2004 to 17.9% as at 30 June 2005. Such level of net financial indebtedness of equity remains at safe level.

3.6 STATEMENT OF CASH FLOWS

As at 30 June 2005 the net working capital (current assets less short-term liabilities) amounted to PLN 2,448,817 thousand and decreased by 38,2% as compared to the level as at 31 December 2004. This resulted from the larger rise in short-term liabilities than in current assets in the Group during the I half of 2005.

3.6.1 Operating activity

In first half of 2005 net cash flows from operating activities amounted to PLN 1,648,153 thousand and were lower by 5.2% than cash flows from operating activities in first half of 2004.

The most important factors influencing cash flows from operating activities in first half of 2005 were:

– net profit increasing level of cash by PLN 3,336,098 thousand,

– increase of inventories by PLN 1,299,286 thousand, whereas there was a increase in first half of 2004 by PLN 310,404 thousand,

– increase in the level of liabilities and accruals by PLN 1,196,151 thousand, whereas there was a increase in first half of 2004 by PLN 763,329 thousand,

– recognition in net profit significant items which do not generate cash – difference between value of consolidated net assets of Unipetrol, and purchase price paid (PLN 2,005,027 thousand).

3.6.2 Investing activity

The net cash flow from the investing activity in first half of 2005 amounted to PLN (-) 1,313,475 thousand, whereas in first half of 2004 achieved the level of PLN (-) 949,341 thousand. Such high level of the net cash flow from the investing activity in first half of 2005 results mainly from purchase of share of Unipetrol and high expenditure for tangible assets. Increased net cash flow from the investing activity were balanced by cash inflows from sale of short-term securities.

3.6.3 Financial activity

In the first half of 2005 the net cash flow from the financing activity amounted to PLN 314,024 thousand whereas in the first half of 2004 amounted to PLN (-) 500,570 thousand. A positive result on this activity in 2005 was the consequence of a significant increase of inflows from obtained loans and borrowings.

Due to the described cash flows the cash level increased as at 30 June 2005 in comparison to 30 June 2004 by PLN 462,927 thousand to PLN 1,384,234 thousand.

3.7 EMPLOYEMENT

The average employment in the first falf of 2005 in the PKN ORLEN Capital Group (Dominant Company and consolidated subsidiaries) amounted to 21,413 persons compared to 14,621 persons in first half of 2004. As at 30 June 2005 the employment totaled 21,338 in Group, which constitute an increase by 6,940 employees compared with the level as at 30 June 2004. Increase in level of employment resulted from acquisition of Czech holding – Unipetrol.

3.8 SEGMENTS

3.8.1 Refining Segment

Refining Segment (in PLN thousand)	1st half of 2005	1st half of 2004	%
External sales	13 834 418	11 588 786	19,4%
Intersegment sales	2 342 322	1 911 235	22,6%
Total revenues	16 176 740	13 500 021	19,8%
Segment result	2 296 076	954 351	140,6%
EBITDA*	2 646 142	1 368 585	93,3%
Total cost incurred to acquire property, plant and equipment and intangible assets	338 616	260 613	29,9%
Share of the segment in the results of the Group	**65,6%**	**89,2%**	-26,4%
Share of the segment in EBITDA of the Group	64,2%	78,7%	-18,5%
Sale profitability	14,2%	7,1%	100,8%
Segment result / segment's assets	13,2%	8,4%	57,3%
Segment result /segment's equity **	20,4%	11,9%	71,9%
Debt ratio (debts /assets)	35,2%	29,2%	20,5%
Assets turnover ration	1,9	2,4	-21,7%
CAPEX/EBITDA	12,8%	19,0%	-32,8%

*) segment Results + depreciation
**) segment's assets – segment's liabilities

In the first half of the 2005 refining segment achieved sale income of PLN 16.176.740 thousand, which is by 19,8% more than in the first half of the 2004. External sales customers increased by 19,4%, while sale to other segments increased by 22,6%. Increase in sale revenues of the segment resulted mainly from increase in prices for petrol on international markets (increase by 27,9% in quotations of engine petrol, by 54,5% in quotations of diesel oil, by 55% for Ekoterm and by 52,1% for aircraft fuel Jet A-1), as well as from consolidation of entities within Unipetrol Holding , which in June 2005 made a sale income of PLN 1.169.949 thousand.

In first half of the 2005 result of the refining segment amounted to PLN 2.296.076 thousand and was by 140,6% higher than result of the comparable period in prior year. Such a significant increase in results was achieved due to effective utilization of favorable macro-economic factors, such as increase in margins in quotation for diesel oil, Eksterm and aviation fuel Jet A-1, as well as increase by approximately 43% in Ural/Brent diferential.

The result of the segment was also considerably influenced by the purchase of Unipetrol. Following that transaction, goodwill of PLN 823.930 thousand was recognized and financial results of Unipetrol in the amount of PLN 51.428 thousand were incorporated into refining segment (Unipetrol Group's companies are consolidated in chemical and in other segments).

In the first half of the 2005 there has been significant increase in sale volume of petrol (engine petrol, diesel oil, Ekoterm, Jet A-1 i LPG) in wholesale and retail segments by 9,9% up to 5.287.507 tones. At the same time domestic consumption was almost unchanged as compared to prior year (engine petrol, diesel oil, Ekoterm).

In the first half of the 2005 share of the refining segment in results of the Group decreased to the level of 65,6% which resulted from increase in share of other segments (impacted by results of consolidated entities from Czech Republic incorporated to chemical segment and to other activity).

In the retail segment the Group has been undertaking the activities aiming in wining new customers and increasing its market share. What is more, due to product lines' management, centralized purchases and control over prices, in the first half of the 2005 the segment achieved significant increase in margins on non-petrol goods. As mentioned above, also margins realized on sale of petrol products were higher than in those realized in the first half of 2004.

Realization of Complex Costs Cutting Program resulted in savings for the refining segment in the first half of the 2005 in the amount of PLN 252.785 thousand, which is by PLN 57.246 thousand more than in comparable period in prior year.

3.8.2 Chemical Segment

Chemical Segment (in PLN thousand)	I half of 2005	I half of 2004	Change %
External sales	2 569 516	1 882 567	36,5%
Intersegments sales	832 692	667 441	24,8%
Settlement of hedging transactions	49 330	21 241	132,2%
Total revenues	3 451 538	2 571 249	34,2%
Segment result	1 614 086	342 143	371,8%
EBITDA*	1 765 534	469 540	276,0%
Total cost incurred to acquire property, plant and equipment and intangible assets	437 246	439 415	-0,5%
Share of the segment in the results of the Group	**46,1%**	**32,0%**	44,3%
Share of the segment in EBITDA of the Group	42,8%	27,0%	58,5%
Sale profitability	46,8%	13,3%	251,4%
Segment result / segment's assets	14,5%	8,4%	72,7%
Segment result /segment's equity **	16,9%	9,7%	74,2%
Debt ratio (debts /assets)	14,3%	13,5%	5,8%
Assets turnover ration	0,6	1,3	-50,9%
CAPEX/EBITDA	24,8%	93,6%	-73,5%

*) segment Results + depreciation
**) segment's assets – segment's liabilities

In the first half of the 2005 chemical segment achieved sale revenues of PLN 3.451.538 thousand, which is by 34,2% more than in first half of the 2004. External sales increased by 36,5%, while intersegments sales increased by 24,8%. Sale volume of petrochemicals increased by 12,9% as compared to June 2004 and amounted to 1.191.813 tones. Lower dynamics in volumes than in values is attributable to repair break of the main installation used in the manufacturing process of ethylene and propylene in PKN ORLEN S.A. – Olefin II.

In June 2005, entities from Unipetrol a.s. from Czech Republic achieved sale revenues incorporated to his segment of PLN 139.792 thousand.

In the first half of 2005 the result of chemical segment amounted to PLN 1.614.086 thousand and was by 371,8% higher than result in the first half of 2004. Result of that segment was considerably influenced by the goodwill of PLN 1.076.642 thousand recognized following purchase of Unipetrol as well as incorporation of Unipetrol Holding results of PLN 14.349 thousand.

Results of the segment were also influenced by good slump on the petrochemicals market, especially on products sold by PKN ORLEN S.A. and ANWIL S.A. (increase by 20,9% in margins on ethylene up to the level of USD 576,28 /tonne or increase by 41,7% in margins on propylene up to the level of USD 515,72/tonne). Favorable market situation enabled Anwil S.A to generate an opearating profit as of end of June 2005 of PLN 78.592 thousand. Realization of Complex Costs Cutting Program resulted in savings for the refining segment in the first half of the 2005 in the amount of PLN 18.371 thousand (PLN 21.872 thousand in the first half of the 2004).

3.8.3 Other activity

Other activity (in thousand PLN)	**1st half of the year 2005**	**1st half of the year 2004**	**Change %**
External sales	307 692	320 558	-4,0%
Intersegments sales	410 041	397 389	3,2%
Total revenues	717 733	717 947	0,0%
Segment result	308 512	29 749	937,0%
EBITDA*	415 365	134 970	207,7%
Cost incurred to acquire segment property, plant and equipment and intangible assets	53 909	29 496	82,8%
Share of the segment in the results of the Group	**8,8%**	**2,8%**	217,2%
Share of segment in the Group EBITDA	10,1%	7,8%	29,7%
Profitability of sales	43,0%	4,1%	937,4%
Segment result / segment's assets	7,6%	1,5%	412,9%
Segment result /segment's equity **	9,0%	1,8%	402,9%
Debt ratio (debts /assets)	15,4%	17,1%	-9,6%
Assets turnover ratio	0,4	0,7	-50,6%
CAPEX/EBITDA	13,0%	21,9%	-40,6%

*) segment result plus depreciation
**) segment assets – segment liabilities

In the first half of 2005 in the other activity segment sales revenue amounted to PLN 717.733 thousand, which was almost identical to sales revenue realised in the first half of 2004. External sales decreased by 4,0% and the value of intersegments sales increased by 3,2%. Segment revenues increased by PLN 27.863 thousand as a result of including companies of Unipetrol a.s. holding in consolidaton in June 2005.

Despite almost identical revenues, the segment result for the first half of 2005 was of PLN 308.512 thousand, while the result for the same period of 2004 was of PLN 29.749 thousand. The segment share in the Group results increased to 8,8%. The significant increase of the segment result was mainly attributable to disclosure in segment's other operating revenues a position resulting from takeover of Unipetrol (that is the excess of fair value of purchased net assets over their purchase price of PLN 274.541 thousand). Companies operating in the Unipetrol holding incurred loss in this segment in the amount of PLN 2.164 thousand.

The group of companies that constitute the segment „Other activity", apart from entities producing energy and rendering services for Dominant Company, consists also of entities that emerged in the restructuring process. These entities render transportation services, maintenance and construction services.

Realization of the Comprehensive Program of Operating Cost Reduction brought savings for this segment in the first half of 2005 in the amount of PLN 155.121 thousand (PLN 88.589 thousand in the first half of 2004).

3.9 DESCRIPTION OF SIGNIFICANT OFF-BALANCE SHEET POSITIONS OF THE CAPITAL GROUP

As at 30 June 2005 the total value of guarantees granted for related entities amounted to PLN 1.462.776 thousand (increase by PLN 837.353 thousand) and guarantees granted for other entities amounted to PLN 102.040 thousand (increase by PLN 16.594 thousand). Additionally, off-balance sheet liabilities to other entities resulting from transfer of receivables and other restrictions on fixed assets amounted to PLN 42.560 thousand, whereas as at 30 June 2004 they amounted to PLN 45.723 thousand. Other off-balance sheet liabilities amounted to PLN 273.461 thousand and increased in comparison to 30 June 2004 by PLN 258.521 thousand.

3.10 SIGNIFICANT EVENTS WHICH HAVE CONSIDERABLE INFLUENCE ON THE GROUP'S ACTIVITIES, AND FINANCIAL RESULTS IN THE FIRST HALF OF THE 2005 OR IN THE FUTURE

The following factors may have significant influence on financial situation of the Capital Group PKN ORLEN in the future:

- fluctuations in prices of petroleum which influence costs incurred by the Parent Company and cause fluctuations in margins realized on particular products,;
- fluctuations in prices of finished products on international markets, which influenced through import parity on prices for petrol products and margins ;
- tendency of petrol consumption in Poland resulting among other from economic growth and unemployment ratio,

- fluctuations of foreign exchange rates which influence costs of external financing, costs of purchases of petroleum and other raw materials purchased in foreign currencies as well as fluctuations in prices, margins and inland premium;
- realization of the announced strategy of PKN ORLEN S.A. and the retail sector development;
- economic benefits achieved due to implemented and newly introduced optimization programs and benefits from implementing of cost cutting programmes (Complex Cost Cutting Program, System of Margin Optimization, Risk Management System, Value Based Management, Capex Optimization System);
- effectiveness of operation on petrol stations in Germany,
- synergy resulting from taking control over UNIPETROL's assets;
- activity of JV - company from Basell Europe Holdings BV – which produces petrochemicals (effective beginning of 2005 based on new installations) ;
- putting into use Olefin II after re-wamping;
- expected change in fiscal policy as far as corporate income tax and excise is concerned;
- weak situation in agriculture and construction market which negatively influence operating activities of those entities within the Group, which offer products related to those two sectors, i.e fertilizers, PCV products ect.

IV. MAJOR ACHIEVEMENTS IN RESEARCH AND DEVELOPMENT IN THE CAPITAL GROUP

Polski Koncern Naftowy S.A. has implemented certified Management Systems:

- Quality Management System compliant with ISO 9001;
- Environment Management System compliant with ISO 14001;
- Quality Management System compliant with AQAP 2120 (for NATO suppliers) applicable for fuel market;
- Industrial Safety Management System compliant with PN-N-18001;
- Qualioty Management System compliant with PN-EN ISO/IEC17025:2001/Ap1.2003, implemented in PKN ORLEN SA Envitronmental Tests Laboratory.

In March 2005 Polish centre of Certifications and Polski Koncern Naftowy ORLEN S.A. concluded an agreement defining terms of cooperation and supervision as well as the parties' rights and obligations resulting from the certificate obtained in accordance with the above standard. The certificate was granted in March 2005. The certificate obtained for the laboratory is a necessary condition for conducting environmental tests.

In the first half of 2005 the following audits were conducted by the certifying entities, which positive results were the basis for keeping and development of the areas subject to the management systems:

- Supervision audit of the Environment Management System conducted by auditors of Bureeau Veritas Quality International in February and March 2005, which concerned organisational units of the Production Plant and the Company's Head Offices in Płock as well as Warehouses in Szczecin, Świnoujście, Kraków-Olszanica and Warsaw-Mościska.
- Supervision audit conducetd in March and April 2005 by the auditors of the Central Institute of Labour connected with extansion of the system to four further units of the Production Plant (Hydrocracking Unit, Fuels Unit, Ethylene Oxide and Glycol Unit, and Dry Gas Unit). As a result of the audit, the Company was granted a certificate of compliance of the implemented Industrial Safety Management System with the requirements of PN-N-18001 in the scope extended to comprise the above organisational units.

Correctness of operation of the Management Systems was verified by internal audits in all the units included in the systems. Indentified incompatibilities were eliminated by corrective actions. Organisational changes in the Company result in the necessity of ongoing updates of the system procedures and documents. The documentation respective for the changes is introduced and made available in the NND information system.

Polski Koncern Naftowy ORLEN S.A., due to the fact that it does not possess its own research laboratories or does not emply scisntists at regular research posts, commissions research and development work to research and development centres and organisations, universities and other institutions, companies asn associtiations which provide such services.

In the first half of 2005 there was much work done, crucisl for the Company, which were related to elaboration of new products technologies, improvement of quality of manufactured products, improvement of manufacure technology and more efficient use of components for production. The necessity to undertake such work resulted from PKN ORLEN S.A. care for customers interms both of assortment and quality of offered goods. The most important tasks accomplished in the area of production are the following:

1. "Development and implementation of technology for Power Diesel production of increased ecological and functionsl properties." Contractor: Institute of Oil technology in Kraków. Within the framework of that work physical, chemical and functional properties were tested in the Power Diesel base oil. Further, in accordance with the research assumptions, the oil containing a complex of upgrade additives Petropak 50 amd the additive increasing the Nitrocet 50 cetene number, was subjected to complex tests for its functional properties. As a result of the research, a new production technology was designed in PKN ORLEN S.A. in Płock for new Power Diesel oil of the cetene number not lower than 55, which is to replace the currently produced ONM Super fuel. The work embraced also research on compatibility of upgrade additives to fuel with selected motor fuels and design of the plant standard for the new fuel. The commission accepting the work on behalf of PKN ORLEN S.A. motions in the Acceptance Report No. 24/05 of 15 June 2005 for implementation of the technology for production of Super diesel of the minimum cetene number of 55 and increased expoitation parameters.
2. "Comparative analysis of functional and ecological properties of motor fuels produced in PKN ORLEN S.A." Contractors: Cetral Oil Laboratory in Warsaw and Institute of Car Transport in Warsaw. The objective of the work was to determine the impact of petrol produced by PKN ORLEN S.A. on functional parameters of engines with spark ingnition with respect to compliance with the following customers' requirements:

   - differences in acceleration value,
   - changes in power and engine torque,
   - flexibility of engine operation,
   - impact on the environment,
   - fuel consumption.

   Based on the comparison of test results for petrol types ES95, SP98, 100-octane produced by PKN ORLEN S.A. with that produced by Shell V-Power Racing petrol, it was concluded that:

   1. all products comply with quality requirements for fuels contained in the Decree of the Ministry of Economy and Labour of 16 August 2004.
   2. In the tested two samples of Shell V-Power Racing there was no product of the research octane number exceeding 100 units.

3. It was proved that petrol produced by Shell contained the following amounts of admissible chemical compounds:

   - frangrances – almost upper level values (35.0% V/V), yet falling within repeatability measures of the FIA method;

   - MTBE ether exceeding 13% (V/V);

   - even four times higher than PKN petrol content of olefins and sulphur level reflecting the requirements for petrol projected for 1 January 2009.

4. PKN ORELEN SP98 and 100-octane petrol contain a lower amount of sulphur, even below 5 mg/kg.
5. All PKN ORLEN S.A. types of fuel comply with PN-EN-228 form 2005. Shell's petrol types meet the upper admissible levels or do not comply with the requirements of the above standard in terms of volatility index. The value of this parameter was exceeded in one of the samples.
6. All PKN ORLEN S.A. petrol types in categories 1-3 meet the recommendations of the World Fuel Chart, whereas Shell V-Power Racing samples do not comply with any of the petrol classes (it refers to content of compound resins).
7. The amount of upgrade additives applied in production of Shell V-Power Racing fuels exceeds four times the amount of the complex added to PKN ORLEN petrol. Base don the conducted tests, it was concluded that use of the high concentration of additives (about 1600 ppm) and such as is present in Shell V-Power Racing produces apart from positive effects as:

   - increased oxydating and thermic stability – due to presence of an antioxidant,

   - improved lubricating capacity at HFRR test – due to presence of a lubricating additive,

   - reduction of resins – due to an antioxidant,

   also negative consequences like:

   - increased capacity to emulgate in contact with water,

   - extraction of additives from petrol in lower temperatures,

   - increased costs,

   - increase in the amount of deposits in the combustion chamber.

8. Patrol components applied in production of Shell V-Power Racing do not allow production of petrol of the higher heating value, which is a characteristic of SP98 produced by PKN ORLEN. Moreover, the content of H:C is adequate in all petrol types from Płock in terms of dangerous gas emission, compared to Shell V-Power Racing.
9. SP98 produced by PKN ORLEN S.A. for its physical and chemical parameters is a product similar or even exceeding Shell V-Power Racing.

The conducted tests allowed comparative assessment of the quality of our fuels with those of the competition. The obtained results not only proved the high quality of petrol from Płock but also in some analyzed parameters recorded even advantage in terms of quality of PKN ORLEN products. The transparent presentation of the results to customers should be an encouraging factor to purchase PKN ORLEN petrol. The results will be used

on an ongoing basis when introducing changes in the structure of petrol produced by PKN ORLEN S.A. in order to obtain a product of justified high functional standards.

3. "Laboratory and engine quality assessment of the Ekodiesel Ultra oil." – Contractor: Institute of Oil, Technology in Kraków. The objective of the work was to confirm compliance of quality parameters of Ekodiesel Ultra produced by PKN ORLEN S.A. with the Producer's Standard ZN/ITN- ORLEN/NF-229/2004 for Ekodiesel Ultra category B, D and F. Another stage was assessment of the smokiness level and dangerous substance emission in waste gas, in accordance with ECE R49 test for Ekodiesel Ultra B. The conducted tests confirmed that the analyzed fuels comply with all requirements of the above standard. Moreover, it was concluded that Ekodiesel Ultra B recorded good ecological properties. The emission for particular toxic components of emitted gas is much lower than the requirements of ECE R49/2B test. Additionally, results of smokiness measurement of emission in ECE R24 test conducted at fixed rotational speed levels and free acceleration prove that Ekodiesel Ultra B met the requirements of the test.

The discussed scope of research included a number of tests which the Company is required to conduct under regulations and formal requirements. The aim of all work is to limit the risk for environment resulting from the Company's operations, to improve safety of employees working at technological installations and the local community, to shape the Company's reliability in the business environment and among employees. The work in this respect comprises:

1. "The concept of fire alarming and gas detecting for PKN ORLEN S.A. Production Plant in Płock." – continued form 2004. Contractor: NOMA2 form Katowice. Modernisation of the existing fire alarm system in the Production Plant using state-of-the-art systems allowing fire detection in its earliest stage – it will improve safety of both employees and local community and enable avoidance or reduction of losses related to fire.
2. "Analyses of dust, atmospheric fallout and soil in accordance with the Decision of the Voivodeship Office". Contractor: ORLEN Laboratorium Spółka z o.o. in Płock. The decision of the Voivodeship Office, file no. OS.I.7640/4/97 of 23 December 1997, under which the Company is required to monitor environment.
3. "Analyses of requirements for certification of fuels: Light Heating Oil Ekoterm Plus, Diesel Oil Municipal Super, BB Eurosuper 95". Contractor: Military Research and Development Centre MPS in Warsaw. The work is necessary in order to obtain a certificate of compliance with WTWT-MPS document.
4. "Guarantee measurements before and after modernization of the turbine set PR55-33/130/18/7 no. TG-3 in Power Generating Plant at PKN ORLEN S.A." Contractor: Zakład Badawczo-Projektowy "INWAT" Sp. z o.o. in Łódź. Formal requirement – acquaintance with actual indices impacting the operationality of the turbine set will ensure its economic and safe use.
5. "Analysis and assessment of the insulation and securing of TG1,2,3,5 generators. Participation in interoperational and final analysis at the repair contractor and acceptance tests at the site of TG4 generator installation." Contractor: Power Engineering Institute in Warsaw. The objective of the work was to define the projected time scope for safe use of generators and scope and date for repairs. These tests are classified as "not

harmful", performed during operation of the reviewed machines. The scope of the necessary tasks after the repair at the generator's location is defined by PNE.

6. Other work, which the Company is required to conduct by relevant regulations includes "Chracteristics Cards" for the Company's products, semi-products, waste, and "Written Instructions for Drivers". In accordance with the Decree of the Ministry of Health and Social Care of 21 August 1997 on hazardous substances producing hazard for health or life (as amended in 2005), the producer and supplier of harmful chemical substances has to possess the characteristics cards for those substances, make them available free of charge to customers and inform them of any introduced changes to the characteristics. Overall, the Institute of Organic Industry in Warsaw in the first half of 2005, upon PKN ORLEN SA request designed 6 new characteristics cards for medium vacuous distillate, vacuous distillate, desulphurised vacuous distillate, soft asphalt, waste calcium fluoride and petrol for thermal decomposition, 6 classifying certificates and 6 instructions for drivers. Characteristics card, instructions for drivers and certificates are submitted to Trade, Logistics, Chemical Safety Departments in the Plant and used in their ongoing operations..

In order to secure industrial safety of the employees engaged at work at the installations at the sites particularly hazardous due to exposure to corrosion and erosion, the Company conducts regular monitoring of the sites consisting in:

- Measurement of corrosives and deposits on construction materials of different installations,
- Measurement of hydrogen corrosion (in cooperation with the Institute of Physical Chemistry in Warsaw) on carbon steel, conducted quarterly or more frequently, depending on the corrosion exposure,
- Regular measurement of corrosion on carbon steel (using a probe and corrosion meter of Rohrback Cosasco Systems),
- And intervention activities in cases of failures in the safety ensurance process.

The current monitoring conducted using the above discussed methods allows the Company to obtain reliable information on the occurring exposure, which in turn makes it possible to effectively counteract its development. It ensures full control and assessment of effectiveness of the applied protection methods, including regular control of utilization of chemical products and optimisation of their use. Monitoring provides a source of crucial information on effeciveness of the applied safety products and their potential modification. Owing to work conducted in this respect, there was a decrease in failures of machines, increase in the useful life of the pipeline, condensers, radiators, columns, pumps and other equipment. Consequently, the increased effectiveness of the anti-corrosion process prolonds the inter-repair periods and reduces the scope of maintenance, which results in lowering of repair costs. In the first half of 2005, the following installations were subject to constant control: DRW II, DRW III, DRW IV, DRW VI and vapour generator at DRW II, Slot Distillation Unit, Cracking Installation for Catalyst II, Hydrocracking Installation, Ether Installation, and Isomerisation Installation. The work was conducted under the agreements concluded with the Research and Development Centre in Płock.

Major Capital Group companies recorded following progress in the field of research and technical development:

- **Rafineria Trzebinia S.A.**
  1. Continuation of production of Biodiesel based on the invention "the way of creation of esters of aliphatic acids with monohydroxide alkyl alcohols and their use" P-WO 0075098.
  2. Commencement of production of diesel oil (sulphur content up to 0.1 ppm) with added 20% esters of methyl fat acids.
  3. Optimisation of the glycerin production.
  4. Optymisation of deoiling of paraffins using Sulzer's method.
  5. Completion of the construction of installation for hydrorefining of paraffins.
  6. Launching of production of torches and candles.
  7. Filing of an invention "Proecological diesel oil" P- 376555.
  8. Filing of the Community Trade Mark "BIO 10" – No 004554242.

- **Rafineria Nafty Jedlicze S.A.**
  1. Laboratory design, made upon the company's request by ITN Kraków, of the technology for production of complex lithium lubricant using mineral oil utilised in the temperatures from -30 °C to +150° C and the complex lithium lubricant, produced using synthetic polyalphaolein oil and utilised in temperatures from –50 °C to +70 °C. The technology was verified on industrial scale and the conducted sample production of industrial lubricants confirmed compliance with technological parameters.
  2. Test operation of installation for production of organic solvents using new raw materials.
  3. Extension of the produced range of ecological heating oils.
  4. Improvement of production technology for diesel oil with components form catalyst processing of plastics waste.
  5. Improvement of production technology for diesel oil with FAME components.
  6. Introduction of a new product – petrol for AP varnish.
  7. Utilization of the distillation wastes from oil processed into asphalts (acceptance by ORLEN Asfalt Sp. z o.o.).

- **ORLEN-Oil Sp. z o.o.**
  1. In the first half of 2005 a number of products were introduced to production and sale (diesel oil, hydraulic oil, lubricants and lubricating liquids, car cosmetics).

- **Petrolot Sp. z o.o.**
  1. Superivision audits were carried out with positive results by all certifying entities (Kema Quality B.V.,

Bureau Veritas Quality International and Zakład Systemów Jakości i Zarządzania);

2. Civil Aviation Office prolonged for 2 years a certificate for land service agency.

A modern company is not able to operate without effective support from the information technology. IT secures all necessary sources relating to IT environment systems and architecture required to achieve the strategic goals of PKN ORLEN S.A.

The most important projects initiated and completed in the first half of 2005 in the Parent Company are:

1. VBM – Value Based Management – MBO support application and Strategic Business Score Card were introduced within the second phase of the project.
2. Design work was initiated in order to improve the distribution system for PKN ORLEN fuels. A complex approach to the analysis of the current state and to the recommendations of potential changes in the business and IT systems.
3. Following restructuring of the Retail Sale Group, the main business system, corporate network structure were restructured to adapt them to the changed organization conditions. The new work stations were equipped with capacities of mobile and remote work.
4. Long-term plan was continued to increase safety of the IT systems operation gin the Company (regarded also as business safety) by implementation investments projects.
5. A project of upgrading of the main business system in the company was launched combined with adequate development of equipment.
6. A project for modernization of IT infrastructure was launched at petrol stations. Realization of the first stage: exchange of the obsolete fiscal printers.
7. The main business system and POS systems were prepared for petrol stations in order to introduce new fuels at the Company's stations.
8. E-Learning system implementation was commenced.
9. Optimization of telecommunications costs in cooperation with the mobile communications operator.
10. Modernization of the depository connections system.
11. Design of a standard freight system for the Company's warehouses and the programme for warehouse modernisation was launched.

The most significant IT tasks carried out in the first half of 2005 in the Capital Group include:

- **Anwil S.A.**

1. Migration of SAP R/3 from 4.6 to 4.7.
2. Launching of the application for filtering websites – Symantec Web Security.
3. A new WWW site of the company was activated.

- **ORLEN Gaz Sp. z o.o.**

1. POLPAK PVC and VPN projects were launched.
2. Full realization of 6 installations POLPAK from the first half of 2005.
3. CALLCENTER project launched.
4. SIEMENS switchboard station installed with the registrator.
5. CALLCENTER application implemented.
6. Proposal process initiatied for implementation of ZSZ, class ERP and BPM.
7. Central data storage project launched.

- **IKS Solino S.A.**

1. Work commenced over financial reporting in INFOMEN module.
2. Commenced work on implementation of the safety monitoring system KS and PMRiP "Góra".
3. Work continued on upgrading access to internet and increase of security of the loacal computer network.

- **ORLEN Laboratorium Sp. z o.o.**

Implementation of the logistics application by Exact Software Poland Sp. z o.o.

- **ORLEN Transport Płock Sp. z o.o.**

Due to a business combination of three transportation companies, IT network was created between Płock and the new Company's branches. The accounting and payroll system was made uniform (SAP).

- **ORLEN Projekt Sp. z o.o.**

Implementation of the copyright IT system (designed in 100% by ORLEN Projekt) labeled "Si/Projekty" (application based on the Oracle data base) used for the company's management support and planning, control and settlement of production.

- **ORLEN Deutschland AG**

As at the beginning of 2005 the flota card was introduced for ORLEN and STAR brands.

Under the new act before the end of 2005 all cash terminals at the petrol stations must be exchanged. Since 1 January 2006 all terminals must comply with OPT (Online Personalisierung von Terminals) standards and EMV (European MasterCard Visa). ORLEN Deutschland decided to install the terminals CP600 by ICP. Before 30 June 2005 the process was not started.

Moreover, in order to ensure the company's network security, the company installed a modern firewall protection. In order to lower telecommunications costs and to make the information exchange more efficient between the main office and the regional staff the company implemented VPN network, which allows safe data transfer between local networks.

- **Basell Orlen Polyolefins Sp. z o.o.**

1. Integration of SAP R/3 in PKN with SAP R/3 in Basell in order to facilitate all the logistic processes,
2. Implementation of SAP R/3, for a BOP's subsidiary, currently Agryppa Sp. z o.o., which as a commission agency will conduct sale of polyolefins on the Polish market.
3. Implementation of "EUREKA" system based on the data warehouse structure and used for planning and reporting activities.

V. POLICIES CONCERNING DVELOPMENT OF THE PARENT COMPANY AND THE CAPITAL GROUP

- **Strategy of PKN ORLEN S.A. development**

In February 2005 the Supervisory Board approved a new strategy for PKN ORLEN S.A. determining trends till 2009, called "Value Creation Strategy of PKN ORLEN". It bases on accomplishment of the three basic targets: improvement of an internal efficiency and investments, enhancement of the core business on the domestic markets and searching opportunities for development on new markets and areas of activity.

The increase in internal efficiency and generating maximal return on equity are the priorities of the Company. The investments in the core business of the Company (refining and retail sales), identification of actions in the petrochemical sector and development of the retail sales network are designed for achievement of the priorities. The increase of production potential in refining sector will ensure higher production of diesel, that has good business forecast in the future and will be the basis for strengthening the petrochemical segment. As for the retail sales the strategy is aimed at achieving the position of a regional retail sales leader (at least 30% share in the Polish market till 2009). The restructuring plan of the Capital Group assumes selling the entities of non-core business, simplifying and introducing a clear structure as well as implementing segment management.

Searching for opportunities to develop in new areas will concentrate mainly on regions with a high potential of growth, and all the possible investments will be subject to strict financial analysis to prove whether achieve profitability ensuring long term value growth of the Company.

The strategy determines financial goals to be achieved at the end of 2009:

• EBITDA	over PLN 6 billion
• ROACE	17.5%
• CAPEX between 2005-2009	PLN 1.7 billion (annual average)
• Financial gearing	30-40%
• The rate of dividend paid	30%

- **Development of the retail sates**

On 2 March 2005 PKN ORLEN S.A. announced "PKN ORLEN 2005-2009 Retail Sales Development Plan in Poland". Main elements of the plan are: restructuring of retail network till 2009 and potential acquisitions to strengthen the market position. Capital expenditures are necessary for optimization and restructuring of the chain through building new stations, rebranding and upgrading the stations, and through implementing new product strategies. The Company plans to increase its share of non-fuel products in total margin. There is also a need for reorganization of retail sales department. The prepared program for individual customers assumes segmentation into Premium and Economy brands. Premium under ORLEN brand will be addressed to the value and quality sensitive customers. Economy standard will be orientated for price sensitive customers. In 2009 the planned structure of the network will comprise of around 1,000 Premium stations

(under the ORLEN brand) and around 900 Economy stations.

- **Integration with Unipetrol**

On 4 June 2004 PKN ORLEN entered into an agreement with Czech National Property Fund ("NPF") in order to acquire 62.99% stake in Czech oil and petrochemicals group Unipetrol a.s. ("Unipetrol"). Those shares were offered in the public auction. This transaction will strengthen the position of PKN ORLEN S.A. in refinery and petrochemical sector in Middle-East Europe and also improve the Company's competitiveness as well as will be a strong point in the future consolidation process in the region. This will enable to introduce common better management standards to the acquired structures, and to more efficiently use the possessed assets through proper combining them into business chains, in order to achieve synergy effects.

With respect to future development of the Unipetrol holding, one of the most important issues is optimization of the use of processed crude oil by refineries belonging to the group.

An important factor impacting the future development of the Unipetrol group will be increased effectiveness of production processes and utilization of raw materials in cooperation between Unipetrol and PKN ORLEN SA.

The development in the area of car fuels produced by the holding companies will be focused on increase of the quality of the offered products, so as the quality would be compliant with the environmental requirements of the European Union.

Moreover, development objectives include: launching of a new unit for asphalt production in Paramo a.s., efficient use of raw materials in the ethylene unit. The future plans comprise also increase of capacity of the following units: steam cracker, PE, PP, styrene, PS and construction of new units, BTD and E-SBR.

- **Activities of Basell Orlen Polyolefins Sp. z o.o.**

Basell Orlen Polyolefins Sp. z o.o. started its business in the area of producing and selling polyolefin on 1 March 2003. Realization of the investment program concerning building new polyolefin production installation will set producing capabilities at the level of 400 thousand tons of polypropylene, and 320 thousand tons of polyethylene HPDE annually. The production of new units will help to cover all the needs of the fast developing market.

The company's development comprises:

- Launching of sales from new installations (HDPE – Hostalen and PP – Spheripol);
- Launching of the commission agency activities by a BOP subsidiary (the commission agency – Basell Orlen Polyolefins Sprzedaż Sp. z o.o. is still at the stage of establishment, statutory commercial activity will be started on 1 October 2005);
- Strategy of withdrawal from Malen P market (at the end of 2005 the installations PP1 and PP2, producing Malen P will be closed);
- Replacement of Malen P with Moplen (it will be produced among others at the new installation of polypropylene constructed in line with Spheripol technology);
- Introduction of a new rebate system;
- Continuation of remarketing of Hostalen and Moplen with NPP;

- Innovations, development of new applications for HDPE bimodal and PP copolymer;
- Optimization and rationalization of the product package (NPP: increased production volume and fewer number of product types).

- **Retail activity in Germany**

In 2002 the Parent Company purchased about 500 petrol stations in the area of northern Germany and has been operating using two brands: ORLEN and STAR. As a result of the purchase of petrol stations in Germany, the Parent Company possesses over 2.4 thousand petrol stations. Performance of PKN ORLEN S.A. in Germany allows to achieve more flexibility in the area of sales of its products and creates opportunities to conclude swap transactions with the largest customers in the region, which contributes to further increase in efficiency and competitiveness of PKN ORLEN S.A. On the other hand the competitiveness of the German market revealed among others in narrowing retail margins causes that ORLEN Deutschland AG does not realize assumed business goals with the present scale of activities.

- **Develoment of activities in the ANWIL S.A. Group**

The development plans of the ANWIL Group consist of the two basic tendencies:

- Investments aimed at increase of the exisitng production capacity of ANWIL S.A. In this scope the following undertakings are planned in the subsequent years which obejctives are:
  - increase of production capacity of PCV installations from 260 to 330 thouand tons per year,
  - increase of production capacity of PCV processing (granualtes, mixtures and blocks) to the level of 80 thousand tons per year,
  - modernisation of the production line for production of fertilizers (in particular A Line ammonia) in order to achieve considerable improvement of technological parameters and reach the production capacity level in fertilizers at 880 thousand tons per year,
  - investments in environment protection.
- Developmnet of the Group by acquisitions and mergers with other entities while maintaining the leading share in ANWIL. ANWIL S.A. considers the justification and profitability of purchase of chemical companies, which operations are similar to the principal activity of ANWIL. Potential positive result of the plans will contribute to discount the material and product synergy effect within the whole PKN ORLEN Group.

Achievement of the above objectives will for long increase considerably the ANWIL Group value.

- **Comprehensive Operating Cost Cutting Programme in the Company**

In December 2002 the Management Board of the Parent Company made a decision to implement comprehensive operational cost cutting program in years 2003-2005 within two phases. In the first stage the potential of cost reduction and the detail concept of the plan were identified and estimated, consisting in the definition of key initiatives and monitoring process. The second phase will include implementation of the initiatives and monitoring their results. As a result of the program implementation operating costs in all areas of activities will decrease significantly. In the first half of 2005 the implemented initiatives generated savings of PLN 416 million.

- **Value Based Management**

PKN ORLEN S.A. activities concentrate on realization of the principal strategic aim which consists in creating value for shareholders through building and maintaining competitive and structural advantage and achieving the highest standards of operational activity. The tool for realization of these plans is among other the implementation of the Value Based Management (VBM) program. The main objective of VBM program is to direct the strategy of PKN ORLEN S.A. towards creating value for shareholders. The principal purposes of the project are to establish a sound platform for the performance of strategic goals, to increase the financial potential and operational efficiency, to enhance the Parent Company's competitiveness in Poland and in the region, and to strengthen competence and motivation of the management throughout the Parent Company and the Capital Group. Value Based Management supports realization of the Parent Company's strategy, particularly achieving the leader position in the Central Europe and a constant increase in value for shareholders. VBM orders and facilitates management of numerous programs being realized in PKN ORLEN S.A. (margin optimization, wholesale increase and others). VBM implementation means introducing modern worldwide management methods. The central point of the program is that management systems are based on the Shareholders Value Added (SVA).

- **Investment programme in PKN ORLEN S.A.**

The Development Proogramme for the production Plant in Płock projects realization of the following significant for its development investments:

- Paraxsylene and PTA complex
- HON VII complex
- Butadien Installation
- Ethylobenzene Installation
- Intensification of installation for HF Alkylation

And a number of minor tasks related to adaptation of the plant infrastructure to new legal and ecological requirements. The programme was presented at the meeting of the Management Board on 18 January 2005, and subsequently incorporated into the "Strategy of own value development", which was presented to the Supervisory Board of PKN ORLEN S.A., inverstors, Company's executive personnel and staff.

The 2005 plan includes the following main development tendencies in the investment activity:

- Technological investments in order to adapt the products to the EU standards and to lower production costs, including tasks related to production installations,
- Electric and power engineering undertakings, investments in environmental protection, in order to ensure safe and compliant with environmental requirements operation of the installations,
- Logistic units comprising tasks related to wholesale distribution of fuels in order to lower costs, and to meet Polish ecological regulations and requirements.

- **Loyalty programmes in the Parent Company**

The loyalty programs FLOTA POLSKA and VITAY (described in details in introduction) proved to be successful on the retail market. One of the targets of the above mentioned programs is to create strong relationships between a client and PKN ORLEN S.A. The FLOTA POLSKA program began expansion on external markets. A significant agreement with the association of Lithuanian land carriers was concluded. Introduction of so-called prepaid cards of "W" type strengthened the position of the Company as the leader in the area of card programs in Poland. Prepaid cards provide high level of security and have advantages of so-called "electronic purse".

In September 2004 PKN ORLEN S.A. and DKV EURO SERNICE GMBH signed an agreement concerning the introduction of new co-branded DKV/ORLEN card which will enable to purchase fuel, other products and services in above 40 countries in Europe without cash.

In the future the card programs of PKN ORLEN S.A. will be focused on both steady gaining of new clients and offering current clients new services and new more attractive forms of sales.

- **Perspects of development of the PKN ORLEN S.A. Group companies**

The mission of PKN ORLEN S.A. towards the Capital Group is „Creation of effective Capital Group generating long-term value added for shareholders of PKN ORLEN S.A. and ensuring the increase of the value of The goal of companies from the Capital Group is to support the core business of PKN ORLEN S.A. in the area of processing, distribution, logistics and sale of refining products.

The policy towards the Group will be realized by:

- Strengthening of the core activities in the companies and control over their activity via segment management;
- Restructuring of the strategic assets and their consolidation in order to continue building of the value of the Group companies;
- Disinvesting of non-core assets;
- Investments in the companies crucial for the Group which activities represent above average perspectives of market growth and bring about increase of the economic value of the Group.

Strategic companies (core business)

Rafineria Trzebinia S.A.

- The Company will remain within the PKN ORLEN S.A. Group, actions are undertaken to increase operational effectiveness of this company;
- The Company makes new investments in order to diversify and modernization of the activities, i.e. installation for hydrorefinig of paraffin and installation for biodiesel production;
- The target business activity is production of biodiesel and paraffin.

Rafineria Nafty Jedlicze S.A.

- The Company faces the necessity to undertake repair and restructuring actions;
- The restructuring project for the southern assets of the Group projects transfer of the fuel production unit to Rafineria Trzebinia S.A. and regenerate processed oils, and the production of lubricants and olis to ORLEN OIL;
- Further steps will be taken to close the remaining operations of Rafineria or merge it with ORLEN OIL.

ORLEN Oil Sp. z o.o.

- The Company carries out a strategy of consolidation of assets related to production of lubricating oils within the ORLEN structure, the aim is to create a uniform centre managing the oil segment of PKN ORLEN S.A.;
- In 2004 the company acquired assets of Oil Department of PKN ORLEN S.A.;
- It is planned to strengthen the company with oil assets of Unipetrol, and then sale of the company may be considered or quotation of its shares on the stock exchange.

Anwil S.A.

- The Company will remian inn the PKN ORLEN Group due to strong relation of its operations with the core business of the Company;
- The projected area of operations includes PCV and plastics production, the company is the largest recipient of ethylene from PKN ORLEN S.A.;
- A modern production chain for CV and PCV, a modern installation for nitro-chalk and other installations of the chain (ammonia, nitric acid, ammonium nitrate) place the company among the world leaders in the chemical sector;
- In the future support activities of the company may sold, in artificial fertilizers production, due to its weak relation with the Company's core business.

IKS Solino S.A.

- The Company will remain in the PKN ORLEN Group due to strong relation of its activities with PKN ORELN core business;
- The company's restructuring is necessary, including sale of the Salt Digester Plant, loosely related to the core business of PKN ORLEN S.A.;
- IKS uses post exploitation areas in salt deposits as unconventional storage sites for crude oil and fuels of PKN ORLEN S.A.;
- The Company participates in investment "Construction of the underground storage for crude oil and fuels", which last stage will be completed in 2006. It will be one of the largest underground warehouses in Europe.

Basell ORLEN Polyolefins Sp. z o.o.

- It is planned to keep the company in the PKN ORLEN group (the company conducts its operations in the area of core business);
- BOP constructs in Płock two world-largest production plants for polypropylene and polyethylene, which will be launched by the end of 2005. The investment cost is EUR 500 million;
- Production capacity of the new plants will be 400 thousand tons for Spheripol and 320 thousand tons for Hostalen.

ORLEN Deutschland AG

- It is planned to keep the company in the PKN ORLEN S.A. Group provided the effectiveness of its operations improves. The final decision on PKN ORLEN S.A. plans with respect to ORLEN Deutschland AG will be made after the analysis of the possibility of the scale effect on the German market;
- Owing to purchase for EUR 140 million of petrol stations with BP, Aral and EM Eggert logos, PKN ORLEN S.A. took over about 3% of the German market and 7% share in fuel market in the northern Germany;
- It is planned that in 2010 ORLEN Deutschland AG will gain 10% share in the northern market in Germany.

Fuel companies (regional market operators)

- The strategy towards fuel companies concerns changes in capital and aims at taking over full control over those entities;
- The actions consist of purchase of shares by the Company from minority shareholders – the shares were purchased in ORLEN Petroprofit and ORLEN Morena. Soon the purchase transaction for shares in ORLEN Petrozachód will be concluded;
- The process of increasing the capital engagement is aimed at identification in the companies of assets related to wholesale activity, retail trade, logistics and their incorporation to PKN ORLEN S.A.

Non-strategic companies (non core business)

Service companies

- The Company sold 8 service companies under staff privatization and management buy out (it was a form of privatization supported by employees of the privatized entities);
- A strong branch group was created at ORLEN Service Centre by purchase of shares in 7 service companies, which secures a strong position of those entities without external investors;
- The process of consolidation was completed successfully in case of the acquired in 2003-2004 by ORLEN Service Centre 5 service companies. Cureently they form one business entity.

Transport companies

- The branch group was formed at ORLEN Transport Płock by purchase of shares in 2 transport companies in Warsaw and Poznań, in 2005 the consolidation process will be continued;
- Transactions of sale of other transport companies are being negotiated with an external investor. In 2005 sale of the following 5 transport companies is projected:
  - ORLEN Transport Kędzierzyn Koźle,
  - ORLEN Transport Nowa Sól,
  - ORLEN Transport Słupsk,
  - ORLEN Transport Olsztyn,
  - ORLEN Transport Szczecin.
- The Company intends to keep in the southern Poland ORLEN Transport Kraków as an integratot of the transport companies in the south of Poland, cooperation with Unipetrol is projected.

Hotel companies

- In 2005 the Company sold 3 hotel and leasure companies: DW Mazowsze Sp. z o.o., ZW Mazowsze Sp. o.o., ZAWITAJ Świnoujście Sp. z o.o. Currently sale transition is being concluded for SAMRELAKS Mąchocice Sp. z o.o.

Maintenance companies

- The maintenance companies will remain in the PKN ORLEN Group due to their strong relation to the Company's core business and important role they play in maintenance of technical operationality of the main installations and machines.

VI. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS IN THE FIRST HALF OF 2005 AND AFTER THAT DATE, UNTIL THE DAY OF FINANCIAL STATEMENTS APPROVAL ("AMENDED FINANCIAL STATEMENTS")

1. On 3 January 2005 the District Court in Opole registered a merger of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., headquartered in Opole (transferee company), with the following companies (offeree companies):
   -Serwis Katowice Sp. z o.o., headquartered in Katowice,
   -Serwis Kedzierzyn - Kozle Sp. z o.o., headquartered in Kedzierzyn - Kozle,
   -Serwis Kielce Sp. z o.o., headquartered in Kielce,
   -Serwis Lodz Sp. z o.o., headquartered in Lodz,
   -Serwis Rzeszow Sp. z o.o., headquartered in Rzeszow.
   The merger is effected through the take-over of the total assets of the offeree companies by Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. (merger by take-over).

2. On 4 January 2005 PKN ORLEN S.A. issued parent company guarantees to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft, Shell Deutschland Oil GmbH for the total amounts of EUR 64m and USD 56m and a letter of guarantee to insurance institution Zurich Versicherung AG for the amount of EUR 25m to secure the liabilities of ORLEN Deutschland AG (PKN ORLEN's fuel 100% subsidiary in Germany). The guarantees come into force on 1 February 2005 and extend the period of validity currently binding until 31 January 2005. The guarantees given to Shell Deutschland Oil GmbH are valid till 30 June 2005; the guarantees given to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft and Zurich Versicherung AG are valid till 31 December 2005. PKN ORLEN holds a 100% stake in ORLEN Deutschland AG.

3. On January 19 2005 PKN ORLEN S.A. received a notice from PETROVAL S.A. stating that PETROVAL was halting the implementation of a forward contract to supply crude oil (dated December 21, 2002) due to a Force Majeure event which impeded the contract's performance. The Management Board of PKN ORLEN declares that the above described situation does not impede crude oil supply continuity thanks to previously undertaken contingencies. Crude oil deliveries are expected to be executed according to plan, thanks to term and supplementary crude oil delivery spot contracts

4. Supervisory Board – authorized body according to § 8 section 11 pkt 5 of the Company Statute in relation to art. 66 section 4 of The Accounting Act, following its meetings on 21 January 2005, has appointed KPMG Audyt Sp. z o.o., ("KPMG Audyt"), based in Warsaw, to review PKN ORLEN's financial statements, and the

Capital Group's consolidated financial statements for 2005, 2006 and 2007, according to the International Accounting Standards. In addition, KPMG will review PKN ORLEN and its Capital Group's unconsolidated and consolidated quarterly and half year financial statements starting from II quarter 2005 till IV quarter 2007.

5. On February 2nd 2005, the Company's Supervisory Board approved a new strategy for PKN ORLEN. PKN ORLEN will build its firm value primarily by harnessing its existing potential to a maximum extent. In line with the new strategy, the Company will continue to implement improvements in efficiency and invest in selective projects offering high returns. As part of focus on its core businesses, PKN ORLEN S.A. wants to strengthen the Company's presence in its key business areas in the relevant markets, while continuing to restructure our asset portfolio.

6. On 1 March 2005 the Company's Supervisory Board approved "PKN ORLEN 2005-2009 Retail Sales Development Plan for Poland". The strategy assumes three fundamental strategic targets:
   1. Strengthening of market position.
   2. Increased operational efficiency.
   3. Creation of an efficient organizational structure

   These targets will be achieved through the segmentation of the network into two standards: Premium and economy, managing of the distribution channels and changing of the stations managing manner. The offering for institutional customers will be adjusted to their individual expectations.

7. On 20 April 2005 PKN ORLEN S.A received notification from the European Commission dated 20 April, 2005 regarding approval for the purchase from the National Property Fund of the Czech Republic ("FNM") 114,224,038 bearer shares in Unipetrol a.s. ("Unipetrol"), representing 62.99% of all bearer, issued and existing, shares in Unipetrol.

8. On 26 April 2005 PKN ORLEN S.A. announced that it has received the decree of the Arbitration Court, based in Warsaw, which states that the agreement for the purchase of 168,000 shares in Niezalezny Operator Miedzystrefowy Sp. z o.o. („NOM") by Polskie Sieci Elektroenergetyczne S.A. („PSE") in Warsaw from Polski Koncern Naftowy ORLEN S.A. did not come into force because the suspending condition was not fulfilled, i.e. the lack of approval from PSE corporate organs for the deal. At the same time the counter action of PKN ORLEN for payment for the shares was declined.

9. On 24 May 2005 PKN ORLEN S.A. purchased:
   a. 114,224,038 bearer shares of Unipetrol a.s ("Unipetrol Shares")., each having a nominal value of CZK 100 and representing approximately 62.99% of all issued and outstanding shares of Unipetrol, a.s ("Unipetrol") for a total of CZK 11,303,886,660 (PLN c.a. 1,562,197,136 as of May 23, 2005).

b. 745,000 bearer shares of Spolana a.s ("Spolana Shares")., each having a nominal value of CZK 655, and representing 9.76% of the share capital of Spolana a.s., for a total of CZK 1.0 million (PLN c.a.138,200 as of May 23, 2005),

c. receivables towards some of the companies of the Unipetrol Group ("Receivables") with a nominal value of approx. CZK 3.1 billion, EUR 9.5 million and USD 4.9 million, as of April 1, 2004, for approx. CZK 1.7 billion (PLN c.a. 234,940,000 as of May 23, 2005).

Following the acquisition of NPF's stake in Unipetrol, and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the interests of minority shareholders in Unipetrol a.s. and its listed subsidiaries (Spolana a.s and Paramo a.s.). The intention of PKN ORLEN is to conduct a restructuring of the Unipetrol Group.

10. On 14 June 2005 PKN ORLEN S.A. issued parent company guarantees to Holborn European Marketing Company Ltd and Shell Deutschland Oil GmbH, for the total amount of EUR 64m, and a letter of guarantee to Bayerische-Hypo und Vereinsbank AG for the amount of EUR 25m to guarantee the liabilities of ORLEN Deutschland AG (PKN ORLEN's 100% fuel subsidiary in Germany). The approximate amount of PLN 359m in liabilities originates from ORLEN Deutschland's fuel trading operations. The guarantees given to Holborn European Marketing Company Ltd., Shell Deutschland Oil GmbH and Bayerische-Hypo und Vereinsbank AG are valid until 31 January 2006.

11. In relation to the purchase of shares representing 62,99% of UNIPETROL a.s. share capital and 9,76% of SPOLANA a.s. share capital, dated 24 May 2005, the Management Board of PKN ORLEN S.A. on 12 August 2005 applied to the Czech Securities Commission (the "SC") with applications for consent to PKN ORLEN's announcements of mandatory tender offers for the shares issued by UNIPETROL, a.s., PARAMO, a.s. and SPOLANA a.s. The prices proposed by PKN ORLEN are: CZK 135 per one UNIPETROL share; CZK 978 per one PARAMO share; and, CZK 155 per one SPOLANA share. On 26 August the Company obtained the SC acceptance. Finally approved tender offers contained the following prices: CZK 139 per one UNIPETROL share; CZK 978 per one PARAMO share; and, CZK 155 per one SPOLANA share.

12. On 6 September 2005 PKN ORLEN S.A. received a note informing it that Mr Piotr Osiecki will resign from his position as a member of the Supervisory Board of PKN ORLEN. The resignation will be valid from the date of the next General Meeting of Shareholders of PKN ORLEN, and follows his appointment to the position of Vice-President of the Management Board of PZU Asset Management S.A. Mr Piotr Osiecki was appointed to the Supervisory Bard of PKN ORLEN on 5 August 2004. He is a member of the Audit Committee and Corporate Governance Committee.

The most important events that took place in other entities constituting the Capital Group of PKN ORLEN and were not mentioned in the standalone financial statements of the Parent Company are as follows:

- **Rafineria Trzebinia S.A.**

1. Sale of the organized part of the company in the form of transportation department to ORLEN Transport Krakow Sp. z o.o., seated in Krakow.

- **Rafineria Nafty Jedlicze S.A.**

Obligation to repay USD 1.122.500 with appropriate interests to Lurgi AG, Frankfurt am Main, Germany, resulting from unfavourable sentence of the Arbitrage Court in Warsaw on improper benefit of Rafineria Nafta Jedlicze S.A. made in April 2003 from so called Performance Bond hold under contract for Hydrorefining installation. Since the Company created partial allowance for this liability in 2003, the sentence will negatively affect the Company's result for the second quarter with the amount of PLN 2,745.4 thousand.

- **ORLEN Deutschland AG**

1. In the first half of 2005 there was a significant decrease in the company's retail margin. Accumulated retail margin for the first half of 2005 was approximately 21% lower than in the first half of 2004. Simultaneously, retail sales on petrol stations grew by almost 5% regardless the downturn of sales on the German petrol stations.
2. On 6 January 2005 ORLEN Deutschland signed the agreement with BP AG for fuel supply to the network of petrol stations in Germany in the period from 1 January 2005 till 31 December 2005. The agreement describes in details the fuel quality, destination and predicted size of deliveries, method of price calculation and other arrangements. Under this contract BP will deliver to ORLEN Deutschland 750 thousand tons of fuel (+/-10%) during the whole 2005. On 3 January 2005 ORLEN Deutschland signed the agreement with Shell Deutschland Oil GmbH for fuel supply to the network of petrol stations. The agreement is valid from 1 January 2005 till 31 December 2005 and also describes in detail destination and size of deliveries, method of price calculation, terms of payment, guarantees of supplies and other arrangements. The size of deliveries in the period covered by this contract amounts to about 615 thousand tons of fuel a year (-10%,+15%).

- **Basell Orlen Polyolefins Sp. z o.o.**

1. Completion of Logistic Platform.
2. Successful performance testing of Logistic Platform facilities.
3. Olefin installation stoppage in PKN ORLEN resulting in lower polyolefin output of BOP.
4. Foundation of tax capital group, involving BOP Sp. z o.o. and BOP Sprzedaż Sp. z o.o.

- **ORLEN Transport Płock Sp. z o.o.**

On 13 April 2005 the District Court in Warsaw, XXI Commercial Department of Commercial Register, registered an incorporation of ORLEN Transport Płock Sp. z o.o (transferee company) with ORLEN Transport Poznań Sp. z o.o., seated in Poznań and ORLEN Transport Warszawa Sp. z o.o., seated in Mościska (offeree companies). In result of this business combination the share capital of ORLEN Transport Płock Sp. z o.o. was increased from PLN 26,420 thousand to PLN 26,429.5 thousand. Consequently, the share hold by PKN ORLEN S.A. in ORLEN Transport Płock Sp. z o.o. increased from 97.55 % to 97.59 %. As at 30 June 2005 PKN ORLEN SA holds 51,566 shares of Transport Płock Sp. z o.o. worth PLN 25,783,000.

- **ORLEN Transport Kraków Sp. z o.o.**

On 1 April 2005 the Company's Management Board signed the agreement for purchase of the organized part of Euronaft Trzebinia Sp. z o.o. The aim of the transaction mentioned above was to rationalize transportation segment of the Group in the south-eastern region in order to optymalize the number of vehicles in use.

ADDITIONAL INFORMATION

INFORMATION ABOUT SIGNIFICANT AGREEMENTS

In the first half of the 2005 PKN Orlen S.A. concluded following important contracts:

1. On 3 January 2005 PKN ORLEN S.A. concluded annual contract with BP Polska Spółka z o.o. The subject of the deal is the sale of gasoline and diesel fuels to BP Polska Sp. z o.o in 2005. An estimated value of the transaction amounts to about PLN 2,377 million (gross).

2. On 3 January 2005 PKN ORLEN S.A. concluded annual contract with SHELL Polska Spółka z o.o. The subject of the deal is the sale of gasoline and diesel fuels to SHELL Polska Sp. z o.o. in 2005. An estimated value of the transaction amounts to PLN 1,905 million (gross).

3. On 3 January 2005 PKN ORLEN S.A. concluded annual contract with ORLEN PetroCentrum Sp. z o.o. The subject of the deal is the sale of of gasoline and diesel fuels oil to ORLEN PetroCentrum Sp. z o.o. in 2005. An estimated value of the trasaction amounts to PLN 1,173 million (gross).

4. On 3 January 2005 ORLEN Deutschland AG concluded an agreement with Shell Deutschland Oil GmbH, Hamburg. The subject of the deal is the supplies of fuel to petrol stations belonging PKN ORLEN S.A. in Germany in the period from 1 January 2005 to 31 December 2005. An estimated value of the transaction is EUR 600 million (approximately PLN 2,443 million).

5. On 6 January 2005 ORLEN Deutschland AG concluded an annual agreement with Deutsche BP Aktiengesellschaft. The subject of the deal is the sale of gasoline and diesel fuels oil to ORLEN Deutschland AG in 2005. An estimated value of the transaction is EUR 700 million approximately PLN 2,852.5 million).

6. On 14 April 2005 PKN ORLEN S.A concluded a sale agreement relating to 24 stakes at the nominal value of 589,000 each and at a total nominal value of PLN 14,136,000 constituting as at the date of the signature of the agreement, 30.77% of the share capital Przedsiębiorstwo Przeładunku Paliw Płynnych „Naftoport" Sp. z o.o. („Naftoport") between PKN Orlen as a seller and PERN Przyjaźń S.A. ("PERN") as a bayer. As a result of transaction PKN ORLEN S.A. holds 17,95% in share capital of Naftoport. Remaining shares are hold by following:
   a. PERN „Przyjaźń" S.A. – 67,95%
   b. Grupa LOTOS S.A. – 8,97%
   c. Port Północny – 3,85%
   d. J & S Services Ltd. – 1,28%

Significant agreements signed by other entities within the Capital Group in the first half of the 2005 and not listed above:

- **Rafineria Trzebinia S.A.**

1. On 12 January 2005 PKN ORLEN S.A. concluded an annual agreement with Rafineria Trzebinia S.A. The subject of the deal is the sale of gasoline and diesel fuel to Rafineria Trzebinia S.A. in 2005. An estimated value of the transaction is PLN 343 million (gross).
2. PKN ORLEN S.A. concluded an agreement with Rafineria Trzebinia S.A. The subject of the deal is the sale of gasoline to Rafineria Trzebinia S.A. in the period from 11 January 2005 to 31 January 2005. An estimated value of the transaction is USD 1,084,257 USD (approximately PLN 3,369,763).

- **ORLEN Transport Kraków Sp. z o.o.**

1. On 24 August 2005 PKN ORLEN S.A. granted a long-term loan of PLN 2,7 million to its subsidiary - ORLEN Transport Kraków Sp z o.o. The loan is to finance liabilities of ORLEN Transport Kraków Sp. z o.o. towards other entities within the Capital Group as well as to finance the subsidiary's working capital. The loan is to be repaid until 31 July 2009 in 48 monthly and fixed instilments. Interest is calculated at flexible interest rate established at market level. PKN ORLEN S.A. holds 98,41 % of the shares in share capital of ORLEN Transport Kraków Sp z o.o.

INFORMATION ON PRIMARY PRODUCTS AND SERVICES, AND ON MARKETS AND SOURCES OF SUPPLY WITH ENUMERATION OF SUPPLIERS

Consolidated companies	Basic Products and services	Markets (area of operation)	Dominating suppliers	Sale Income (in PLN thousand)
		Parent Company		
PKN ORLEN S.A.	petrol, unleaded petrol, diesel, heating and special oils, lubricants, bitumen, polyethylene, polypropylene ethylene, propylene, butadiene, glycols, phenol, acetone	domestic market and export	J&S Service&Investment Ltd	9 748 797
		Subsidiaries		
Rafineria Trzebinia S.A.*	engine petrol, heating oils, biodiesel FAME, base oils. lubricants, crude oil products, other products, paraffin for candles and torches, paraffin oil and mass for wood, paraffin specifics, candle products.	Domestic market and export	PKN ORLEN S.A., BMP Trading GmbH, EWICO Sp.z o.o. Cheman Ciech Sp. z o.o., Siarkopol S.A. Tarnobrzeg, J&S Energy S.A., Fabryka Parafin Naftowax Sp. z o.o., Orlen Gaz Płock Sp. z o.o, PGNiG, ENION, RPWiK, PHU „ZOF-STAL", T.P. S.A., Orlen Oil, Dostawcy gaczów z TNK, Jukos, Kremienczug, Uzbekistan	405 398
Rafineria Nafty Jedlicze S.A.*	engine petrol, diesel and heating oils, lubricants and special, greases	domestic market and export	PKN ORLEN S.A.; ORLEN OIL; J&S Energy,Rafineria Jasło, PGNiG S.A. (Warszawa), ORLEN PetroTank Sp. z o.o., Baltex S.A. (Warszawa), Konsorcjum Olejów Przepracowanych (Jedlicze), Unimot Express (Warszawa); Rafineria Trzebinia S.A.; SWS Handelsges (Niemcy); C.H.Erbsloh (Warszawa); Lubrizol (Francja); RohMax, (Niemcy); MOL (Węgry); Lotos Oil (Gdańsk)	221 614
IKS Solino S.A.	brine, evaporated, iodinated salts, salt tablets, pickling salt, compact salt, fuel storage	Domestic market and export	Janikowskie Zakłady Sodowe Janikosoda S.A., Anwil S.A. (Włocławek), IZCH (Inowrocław)	55 651

Consolidated companies	Basic Products and services	Markets (area of operation)	Dominating suppliers	Sale Income (in PLN thousand)
	service in PMRiP			
Anwil S.A.*	polyvinyl chloride, sodium hydrate, ammonium nitrate, CANWIL – nitrochalk, granulated PCV plates	domestic market and export	PKN ORLEN S.A., PGNiG S.A., IKS SOLINO SA	730 533
UNIPETROL a.s.:				1 607 411 **
Chemopetrol a.s.	polyetylen, polypropylen ethylen, propylen fuel, fraction C4, fraction C5, Fraction C9, BTX, ethanol, alkohols OXO, ammonia	Czech Republic and foreign markets	Unipetrol Rafinerie	-
Kaucuk a.s.	E-SBR, EPS, CPS, Butadien, Rafinat II, ABS	Czech Republic and foreign markets	Chemopetrol	-
Spolana a.s.	PCV, Kaprolaktam, NaOH	Czech Republic and foreign markets	Chemopetrol	-
Unipetrol Rafinerie a.s.	diesel oil, petrol, materials to pyrolisys , HCVD, LPG, Jet, aspfalt, propylen, raw materials to POX, oils	Czech Republic and foreign markets		-
Paramo a.s.	materials to pirolisys , diesel oils, LFO, HFO, aspfalt, lubricants, oils	Czech Republic and foreign markets	Unipetrol Rafinerie	-
Benzina a.s.	Petrol, engine oil	Czech Republic	Unipetrol Rafinerie	-
Agrobochemie a.s.	amonia, urea	Czech Republic and foreign markets	Chemopetrol	-

Consolidated companies	Basic Products and services	Markets (area of operation)	Dominating suppliers	Sale Income (in PLN thousand)
Alliachem a.s.	dyes, pigments, organic chemicals, nitrocellulose, plastics, foils LDPE, LLDPE, BO PET	Czech Republic and foreign markets	Chemopetrol	-
ORLEN-Oil Sp. z o.o.*	lubricants, base oils, other oil products, exploiting liquids	domestic market and export	Rafineria Nafty Jedlicze S.A.	280 669
ORLEN Asfalt Sp. z o.o.	road, modificated and industrial asphalt, bitumen, transportation Services, slopes and dump.	domestic market and export (Hungary, Slovakia, Germany, Czech Republik)	PKN ORLEN S.A. ORLEN Oil Sp. z o.o., Kraton Polymers North East Europe Sp. z o.o., Brenntag Polska Sp. z o.o.	137 165
ORLEN PetroTank Sp. z o.o.	engine oils, heating and liquidated gas	Poland	PKN ORLEN S.A., ORLEN Petrocentrum Sp. z o.o.	357 655
ORLEN PetroProfit Sp. z o.o.*	engine petrol,, heating and industrial oils, LPG, preparation and sale of refrigerating oils, polyethylene, polypropylene	eastern Poland	PKN ORLEN S.A., ORLEN Petro Centrum Sp. z o.o., PetroZachód Sp. z o.o., ORLEN Oil Sp. z o.o.	237 751
ORLEN PetroCentrum Sp. z o.o.	engine petrol,, heating oils and liquidated gas	Poland	PKN ORLEN S.A.	811 087
Petrolot Sp. z o.o.	Aircraft fuel, Jet A-1, aircraft petrol 100LL, car fuels	domestic and Foreing airlines, Sale of car fuel in Warsaw	PKN ORLEN S.A. Agencja Rezerw Materiałowych S. A., Grupa Lotos S.A. Ośrodek Badawczo Rozwojowy Przemysłu Rafineryjnego w Płocku	236 482
ORLEN Morena Sp. z o.o.	Engine petrol, diesel, heating oils, propan-butan	northern Polska	PKN ORLEN S.A. ORLEN PetroCentrum Sp. z o.o. ROMGAZ	172 184
Ship - Service S.A. *	IFO-Intermediate Fuel Oil, MDO-Marine Diesel Oil, MGO - Marine Gas Oil,	domestic and Foreing harbours (inland navigation in Poland and abroad, Klajpeda, Lithuania),	PKN ORLEN S.A., Rafineria Trzebinia S.A., UAB Lietkomerc Limited, Nau Shipping,	127 162

Consolidated companies	Basic Products and services	Markets (area of operation)	Dominating suppliers	Sale Income (in PLN thousand)
ORLEN PetroZachód Sp. z o.o.	Engine petrol, diesel, heating oils, gas, petrygo liquid, plastics, goods on petrol stations	Poland, wielkopolskie, lubuskie, dolnośląskie regions	PKN ORLEN S.A. ORLEN PetroCentrum Sp. z o.o., Basell ORLEN Polyolefins Sp. z o.o.	264 471
ORLEN Deutschland AG Activities in Germany	engine petrol, diesel, heating oils	Northern Germany	BP/Aral, Shell, Mabanaft, Holborn, CONOCO,	4 084 167
ORLEN Gaz Sp. z o.o.	propan-butan, propan	Domestic market, export (Slowakia)	PKN ORLEN S.A., BP Polska Sp. z o.o., VOEST-ALPINE INTERTRADING AG, BAŁTYK - GAZ SP. Z O.O., GASPOL S.A.	230 746
Zakład Budowy Aparatury S.A.	shell-and-tube heat exchanger, double pipe heat Exchange, process column, air cooler, power condenser and heater, pressure vessel, stock tanks, value cap shelves for columns, steel stacks, air and exhaust gas ducts, steelworks, spare Parts, for pressure apparatus, maintenance of crane devices under UDT	Poland	OLKAM (Częstochowa), Kuźnia Gdańska, PPHU APIS (St. Wola), SILESIA (Katowice), Rautaruukki Steel (Finlandia), DEMARK Sp. J. (Toruń), Austenit Import (Toruń), Petro-Kor (Płock), Weisstaler GmbH (Niemcy)	11 010
Petrotel Sp. z o.o.	telecommunication services, GSM activation, goods and materials	Płock and commune of Stara Biała	Polkomtel S.A., Exatel, ERA GSM PTC	16 518
ORLEN Projekt S.A.	design and typographical services, start-up investments, realization of investments, investment supervision, printing	Domestic market and export	Dipl.-Ing.Scherzer (Niemcy), Petro Remont (Płock)	12 392

Consolidated companies	Basic Products and services	Markets (area of operation)	Dominating suppliers	Sale Income (in PLN thousand)
ORLEN Medica Sp. z o.o.	medical services	domestic market	CSK WIM; LEWANDPOL; Euromed Sp. z o.o.; Wojewódzka Stacja Pogotowia Ratunkowego i Transportu Sanitarnego; GlaxoSmithKline; Apteka VITA	6 545
ORLEN Automatyka Sp. z o.o.	installation services, repair and maintenance of control and measuring tools and devices	domestic market	Zakłady Automatyki POLNA S.A. ASCO JOUCOMATIC Sp. z o.o. Technopomiar Sp. z o.o. ASE Sp. z o.o. SEMA Sp. z o.o. PPH MAR-JAN S.J. AMPER , PHU ELGAL Emerson Process Management Sp. z o.o. INTROL Sp. z o.o. ABB Sp. z o.o. Honeywell Sp. z o.o. POLYCO PHU KLIMA-THERM Kujawska Fabryka Manometrów S.A. Linde Gaz Polska Sp. z o.o. Okręgowy Urząd Miar	12 471
ORLEN Wir Sp. z o.o.	repair servies of compressors and turbines	Poland	Alfa Płock, P U H Transfer Bis, Biuro Handlowe EWAN s.c., AHW Sp. z o.o., BBT-Polska, Hydrof	6 819
ORLEN Transport Płock Sp. z o.o.	ADR transport, transport of goods and people, sedition, services relating to construction machines, repairs and services, sale of petrygo, ekoterm, fuels	Poland and Europe	PKN ORLEN S.A.,	43 356
ORLEN Transport Szczecin Sp. z o.o.	transportation services	Poland regions: zachodniopomorskie, lubuskie, wielkopolskie, pomorskie	ORLEN Morena Sp. z o.o. ORLEN Transport Płock Sp. z o.o.	2 200
ORLEN Transport Kraków Sp. z o.o.	transportation services	Poland and Europe	PKN ORLEN S.A., ORLEN PetroTank Sp. z o.o., ORLEN Oil Sp. z o., KrakGaz	14 101

Consolidated companies	Basic Products and services	Markets (area of operation)	Dominating suppliers	Sale Income (in PLN thousand)
ORLEN Transport Nowa Sól Sp. z o.o.	transportation service; Sale of fuel,	Poland, regions: lubuskie, dolnośląskie and part of zachodniopom.	ORLEN Morena Sp. z o.o. Opony Serwis Piechnik (Nowa Sól), Raniś & Raniś Sp.Jawna (Świętno)	15 226
ORLEN Transport Słupsk Sp. z o.o.	Transportation and motorisation services, sale of fuel	domestic market and export	PKN ORLEN S.A., ORLEN Morena Sp. z o.o.	11 872
ORLEN Transport Olsztyn Sp. z o.o.	transportation services, sale of fuel	domestic market	PKN ORLEN S.A. ORLEN Morena Sp. z o.o.	8 283
ORLEN Transport Kędzierzyn Koźle Sp. z o.o.	transportation services, servicing, sale of fuel, sale of vehicles and fuel-liked	Poland and Europe	PKN ORLEN S.A., Fiat Auto Poland S.A., Rafineria Trzebinia S.A, Pro-Naft sp. z o.o.	9 477
ORLEN KolTrans Sp. z o.o.	leasing of tankers, and complementary activity, servicing of DEC compartments.	domestic market	PKN ORLEN S.A., Transchem, Transpol, Hagans, Lotos i ZNTK Oława	22 417
ORLEN Budonaft Sp. z o.o.	construction, maintenance and modernisations of fuels stations	Polska	BRUGG GRUDNIK AGROSTAL ONINEN	21 702
ORLEN Laboratorium Sp. z o.o.	laboratory services	domestic market and export (Germany)	PKN ORLEN S.A. Petrotel Sp. z o.o. ORLEN Media Sp. z o.o. Inkom Instruments Co. Perkin Elmer Polska Sp. z o.o. P.U. Zieleń Sp. z o.o. Polskie Odczynniki Chemiczne S.A. BOC Gazy Sp. z o.o.	18 405
ORLEN Powiernik Sp. z o.o.	trust services to PKN ORLEN S.A.	Płock	PKN ORLEN S.A.	0
Joint-venture company				
Basell Orlen Polyolefins Sp. z o.o.	polyethylene, polypropylene, sale of imported products, trust services to Basell Polyolefins Company	domestic market and export	PKN ORLEN S.A.,	507 603

Consolidated companies	Basic Products and services	Markets (area of operation)	Dominating suppliers	Sale Income (in PLN thousand)
Assosiated companies				
Chemiepetrol GmbH	glycolisis, PVC, ksylen, MEG, rubber, soda	Germany	PKN ORLEN S.A., Dwory S.A., Ciech	17 605

*) belongs to Capital Group

**) Sales of Unipetrolu a.s. relate to June 2005 only

TRANSACTIONS WITH RELATED ENTITIES

Transactions with related entities, where value of single transaction or total value of transactions during the the first half of the 2005exceeds a PLN equivalent of EUR 500 thousand:

L.p.	Name of business partners	Sale in PLN thousand	Purchases in PLN thousand
1.	ORLEN Gaz Sp. z o.o.	150 869,8	154 133,1
2.	ORLEN PetroProfit Sp. z o.o.	52 872,5	2 440,2
3.	ORLEN PetroTank Sp. z o.o.	85 874,3	5 350,6
4.	Inowrocławskie Kopalnie Soli "SOLINO" S.A.	495,8	15 590,4
5.	ORLEN PetroCentrum Sp. z o.o.	801 761,4	2 919,2
6.	PETROLOT Sp. z o.o.	169 358,1	885,1
7.	Petrotel Sp. z o.o.	872,7	4 515,5
8.	Wisła Płock Sportowa S.A.	16,7	5 711,4
9.	Rafineria Trzebinia S.A.	156 401,8	3 897,9
10.	ORLEN Medica Sp. z o.o	88,4	2 616,2
11.	ORLEN PetroZachód Sp. z o.o.	73 097,3	10 127,6
12.	ORLEN Projekt S.A.	215,5	10 066,2
13.	ORLEN Ochrona Sp. z o.o.	1 028,2	14 934,4
14.	Zakład Budowy Aparatury S.A.	1 286,2	6 154,6
15.	ORLEN Transport Płock Sp. z o.o. (+ ORLEN Transport Warszawa. ORLEN Transport Poznań)	29 550,5	10 801,0
16.	ORLEN Automatyka Sp.z o.o.	213,5	10 155,2
17.	ORLEN Wir Sp. z o.o.	271,1	3 531,1
18.	ORLEN Budonaft Sp. z o.o.	433,7	21 398,4
19.	Rafineria Nafty Jedlicze S.A.	3 006,1	350,0
20.	SHIP-SERVICE S.A.	55 257,6	34,2
21.	ANWIL S.A.	128 198,3	1 113,7
22.	ORLEN Oil Sp. z o.o.	134 977,5	41 723,1
23.	Serwis Mazowsze Sp. z o.o.	151,2	3 855,1
24.	ORLEN Transport Olsztyn Sp. z o.o.	2 444,0	2 585,6
25.	ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.	2 560,8	2 920,8
26.	ORLEN Transport Słupsk Sp. z o.o.	6 093,9	2 519,4
27.	ORLEN Transport Kraków Sp. z o.o.	3 984,6	3 190,3
28.	ORLEN Transport Nowa Sól Sp. z o.o.	329,2	5 851,4
29.	ORLEN Centrum Serwisowe (dawniej Zakład Urządzeń Dystrybucyjnych)	426,1	8 458,7
30.	ORLEN KolTrans Sp. z o.o.	1 913,4	15 944,8
31.	ORLEN Asfalt Sp.z o.o. (dawniej Bitrex Sp. z o.o.)	114 461,2	1 343,7
32.	ORLEN Morena Sp. z o.o.	52 356,4	148,0
33.	BASELL ORLEN POLYOLEFINS Sp. z o.o.	361 754,6	3 071,1
34.	ORLEN Laboratorium Sp. z o.o.	1 132,0	15 663,2
35.	ORLEN Eko Sp. z o.o.	2 045,2	7 414,1
36.	Unipetrol Rafinerie a.s.	51 967,2	0,0
37.	Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	153,6	3 136,3

L.p.	Name of business partners	Sale in PLN thousand	Purchases in PLN thousand
38.	Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	260,0	3 792,7
39.	Petro-Oil SEEWAX Sp. z o.o.	136,2	5 656,3
40.	Petro - Oil Śląskie Centrum Sprzedaży Sp. z o.o.	0,5	2 612,5
41.	Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	10,0	4 982,9
42.	Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o.	1,2	5 523,2
43.	Petro-Oil Łódzkie Centrum Sprzedaży	0,0	2 104,9
	Total	**2 448 327,7**	**429 224,2**

In the reporting period the Company obtained the statements from the supervising persons on intra-group transactions in enlarged extend as required by amended IAS 24 „Information revealed concerning relating entities".

Transactions with related entities by the persons supervising the Company (in PLN thousand)

	Sales	Purchases	Receivables	Liabilities	Dividend paid
Legal persons *	12.598	24.242	-	-	-
Natural persons **	443	-			

* Transactions for the period of acting member of the key management by persons supervising the Company
** In the reporting we included transactions under EUR 500 thousand.

In the period presented in the financial Statement 11 persons acted as Members of Supervisory Board. The Company did not obtain the relevant extended statement from 1 former Member of the Supervisory Board.
In the first half of the 2005 members of the Management Board did not enter into transactions with related entities as understood under IAS 24 „Information revealed concerning relating entities".

REMUNERATION, INCLUDING PROFIT DISTRIBUTION, PAID TO MANAGEMENT BOARD, SUPERVISORY BOARD AND MEMBERS OF KEY MANAGEMENT ACCORDING TO IAS 24

Remuneration, including profit distribution, paid to Management Board, Supervisory Board and members of key management according to IAS 24 are presented in Note 32 of the consolidated financial statements.

CHANGES IN THE COMPOSITION OF THE DOMINANT COMPANY AND IN THE CONSOLIDATED COMPANIES' MANAGEMENT AND SUPERVISORY BOARDS OF CAPITAL GROUP PKN ORLEN S.A. DURING THE 1st HALF OF THE YEAR 2005

In the period from 1 January 2005 to 30 June 2005 the Management Board of PKN ORLEN S.A. consisted of the following members:

Igor Chalupec	President of the Management Board, General Executive Officer from 1 October 2004.
Wojciech Heydel	Vice-President of the Management Board from 1 November 2004 Vice-President of the Management Board, Retail and Commercial Sales Director from 2 November 2004
Cezary Smorszczewski	Vice-President of the Management Board from 1 November 2004 Vice-President of the Management Board, Strategy and Capital Investments Director from 2 November 2004
Paweł Szymański	Member of the Management Board from 18 October 2004 Member of the Management Board, Chief Financial Officer from 2 November 2004
Jan Maciejewicz	Vice-President of the Management Board, Cost Management and Information Technology Director from 1 December 2004
Andrzej Macenowicz	Member of the Management Board from 8 February 2002 Vice-President of the Management Board from 7 March 2002 to 29 June 2005 Vice-President of the Management Board, Human Resources and Management Systems Director from 12 March 2002 to 1 November 2004 Vice-President of the Management Board, Human Resources Management and Administration Director from 2 November 2004 do 29 June 2005

Janusz Wiśniewski	Vice-President of the Management Board from 7 March 2002 to 29 June 2005 Vice-President of the Management Board, Development and Production Director from 12 March 2002 Vice-President of the Management Board, Production, Wholesale Trade and Logistics Director from 4 May 2004 to 1 November 2004 Acting President of the Management Board and General Director from 16 August 2004 to 30 September 2004 Vice-President of the Management Board, Operating Director from 2 November 2004 to 29 June 2005

In the reporting period supervision over the activity of the Dominant Company was performed by the Supervisory Board constituted of following persons:

Jacek Bartkiewicz	Member of the Supervisory Board from 25 March 2003 to 1 March 2004 Chairman of the Supervisory Board from 5 August 2004
Maciej Gierej	Member of the Supervisory Board from 21 February 2002 to 28 June 2002 Chairman of the Supervisory Board from 28 June 2002 to 8 April 2004 r Member of the Supervisory Board from 5 August 2004
Michał Stępniewski	Member of the Supervisory Board from 24 June 2004 Vice-Chairman of the Supervisory Board from 12 April 2005 to 30 June 2005
Raimondo Eggink	Member of the Supervisory Board from 5 August 2004
Krzysztof Lis	Member of the Supervisory Board from 5 August 2004 to 31 January 2005
Małgorzata Okońska - Zaremba	Member of the Supervisory Board from 5 August 2004
Piotr Osiecki	Member of the Supervisory Board from 5 August 2004
Ireneusz Wesołowski	Member of the Supervisory Board from 5 August 2004 Secretary of the Supervisory Board from 16 August 2004

Krzysztof Żyndul	Member of the Supervisory Board from 5 August 2004 Vice-Chairman of the Supervisory Board from 16 August 2004 to 30 March 2005
Andrzej Olechowski	Member of the Supervisory Board from 29 June 2005
Adam Sęk	Member of the Supervisory Board from 29 June 2005

Members of the Management and Supervisory Boards in companies of the Capital Group PKN ORLEN S.A. as at 30 June 2005 (presented below Supervisory Board members include only those representing the Dominant Entity)

The companies of a greatest meaning when considering turn-over and equity:

Rafineria Trzebinia S.A.	*President* *Member of the Management Board* *Supervisory Board*	*Grzegorz Ślák* *Marek Martyniak* *Janusz Wiśniewski – Chairman of the Supervisory Board* *Cezary Smorszczewski,* *Grażyna Tomala,* *Andrzej Łobodziński,* *Krystian Pater*
Rafineria Nafty Jedlicze S.A.	*President* *Member of the Management Board* *Supervisory Board*	*Krzysztof Janas* *Adam Kozak, Ryszard Szyszlak* *Paweł Szymański - Chairman of the Supervisory Board* *Czesław Bugaj,* *Andrzej Stegenta,* *Tomasz Wołoch*
IKS „Solino" S.A.	*President* *Member of the Management Board* *Supervisory Board*	*Czesław Misterski* *Piotr Mroziński, Jolanta Uzarczyk-Gerus,* *Andrzej Macenowicz - Chairman of the Supervisory Board* *Marek Bakuła,* *Elwira Lewtak,* *Mariusz Pawlak,* *Renata Rosiak*
Anwil S.A.	*President* *Member of the Management Board* *Supervisory Board*	*Benedykt Michewicz* *Teresa Szeligowska, Krzysztof Kamiński,* *Janusz Wiśniewski - Chairman of the Supervisory Board* *Cezary Smorszczewski,* *Paweł Szymański,* *Janusz Zieliński*
Unipetrol a.s.	*President* *Member of the Management Board* *Supervisory Board*	*Pavel Svarc* *Marek Mroczkowski, Adam Zyczkowski, Vit Subert, Frederik Emmich,* *Igor Chalupec - Chairman of the Supervisory Board* *Cezary Smorszczewski,* *Paweł Szymański,* *Joanna Chmielewska,* *Piotr Kearney,* *Dariusz Formela,* *Wojciech Lorenc*

ORLEN -Oil Sp. z o.o.	*President* *Member of the Management Board* *Supervisory Board*	*Marian Andrzej Łyko* *Adam Gembala, Wojciech Glaziewicz* *Wojciech Heydel - Chairman of the Supervisory Board* *Czesław Bugaj*
Basell Orlen Polyolefins Sp. z o.o.	*President* *Member of the Management Board* *Supervisory Board*	*Hartmut Luker* *Karol Marek Sęp, Willem Adolf Eduardus Waelput, Robert Bednarski* *Janusz Wiśniewski - Chairman of the Supervisory Board* *Jan Maciejewicz*
ORLEN Asfalt Sp. z o.o.	*Acting President* *Member of the Management Board* *Supervisory Board*	*Mirosław Wrona* *Andrzej Zdzienicki* *Tomasz Kwiecień - Chairman of the Supervisory Board* *Dariusz Kusiak*

Fuel companies:

ORLEN PetroTank Sp. z o.o.	*President* *Member of the Management Board* *Supervisory Board*	*Jan Serwa* *Roman Lewandowski* *Wiesław Ejdys - Chairman of the Supervisory Board* *Tomasz Wołoch,* *Wojciech Ostrowski*
ORLEN PetroProfit Sp. z o.o.	*President* *Member of the Management Board* Supervisory Board	Jan Serwa Ewa Jośko *Wiesław Ejdys - Chairman of the Supervisory Board* Wojciech Ostrowski, Aneta Pankowska
ORLEN PetroCentrum Sp. z o.o.	*President* *Member of the Management Board* *Supervisory Board*	*Paweł Wysocki* *Aniela Michalik, Józef Janiszewski* *Wiesław Ejdys - Chairman of the Supervisory Board* Wojciech Ostrowski, *Aneta Pankowska*
Petrolot Sp. z o.o.	*President* *Member of the Management Board* *Supervisory Board*	*Jan Kujawa* *Wojciech Weiss, Krzysztof Czujkowski* *Kazimierz Klęk - Chairman of the Supervisory Board* *Tomasz Kwiecień*

ORLEN PetroZachód Sp. z o.o.	*President* *Member of the Management Board* *Supervisory Board*	*Krzysztof Badura* *Przemysław Leśnik, Zenon Gawron* *Wiesław Ejdys - Chairman of the Supervisory Board* *Dariusz Kusiak*
Ship – Service S.A.	*Acting President* *Member of the Management Board* *Supervisory Board*	*Bogdan Zegar* *Edmund Kazimierz Runowicz, Dariusz Sabalski* *Bogdan Zegar - Chairman of the Supervisory Board* *Tomasz Wołoch* *Janusz Girszewski*

ORLEN Morena Sp. z o.o.	*President* *Member of the Management Board* *Supervisory Board*	*Izabella Olszewska* *Wanda Zubrycka* *Wiesław Ejdys - Chairman of the Supervisory Board* Wojciech Ostrowski, *Krzysztof Sobieraj*
Zakład Budowy Aparatury S.A.		
Petrotel Sp. z o.o.		
ORLEN Projekt S.A.		
ORLEN Medica Sp. z o.o.		
ORLEN Laboratorium Sp. z o.o.		

ORLEN Deutschland AG	*Acting President* *Member of the Management Board* *Supervisory Board*	Josef Niedworok Michał Jonczyński *Igor Chalupec - Chairman of the Supervisory Board* *Jan Maciejewicz,* *Wojciech Heydel,* *Przemysław Grabowski,* *Paweł Szymański,* *Paweł Brochocki*

LPG trading companies:

ORLEN Gaz Sp. z o.o.	*President* *Member of the Management Board* Supervisory Board	Andrzej Rokicki Bernard Cichocki *Wojciech Heydel - Chairman of the Supervisory Board* Dariusz Kusiak, Grażyna Tomala, Tomasz Kwiecień

Companies established from restructuring of the Dominant Company:

Maintenance companies of the Dominant Company:

ORLEN Automatyka Sp. z o.o.	*President* *Member of the Management Board* Supervisory Board	Kazimierz Będlejewski Jerzy Klatte *Zdzisław Nicewicz - Chairman of the Supervisory Board* Monika Łobodzińska
ORLEN Wir Sp. z o.o.	*President* *Member of the Management Board* Supervisory Board	Józef Świątczak Witold Kapela *Zbigniew Belka – Chairman of the Supervisory Board* Monika Łobodzińska

Transportation companies of the Dominant Company:

ORLEN Transport Płock Sp. z o.o.	*President* *Member of the Management Board* Supervisory Board	Jerzy Jasiński Roman Rutecki, Remigiusz Miecznikowski *Marek Bakuła - Chairman of the Supervisory Board* Anna Jasińska

ORLEN Transport Szczecin Sp. z o.o.	*President* *Member of the Management Board* Supervisory Board	Paweł Hapczyk Bogdan Biskupski *Artur Falkiewicz - Chairman of the Supervisory Board* Krzysztof Sobieraj
ORLEN Transport Kraków Sp. z o.o.	*President* *Member of the Management Board* Supervisory Board	Robert Zaklika Piotr Tuniewicz *Krzysztof Gawłowski - Chairman of the Supervisory Board* Anna Jasińska
ORLEN Transport Nowa Sól Sp. z o.o.	*President* Supervisory Board	Leszek Gnitecki *Henryk Jaworski - Chairman of the Supervisory Board* Dagmara Gorzelana
ORLEN Transport Słupsk Sp. z o.o.	*President* *Member of the Management Board* Supervisory Board	Wiesław Idźkowski Edward Klecha, Sławomir Myśliński *Krzysztof Gawłowski - Chairman of the Supervisory Board* Krzysztof Sobieraj
ORLEN Transport Olsztyn Sp. z o.o.	*President* *Member of the Management Board* Supervisory Board	Tadeusz Kowalczyk Stanisław Mastyło *Krzysztof Gawłowski - Chairman of the Supervisory Board* Dagmara Gorzelana
ORLEN Transport Kędzierzyn Koźle Sp. z o.o.	*President* Supervisory Board	Michał Miklas *Krzysztof Gawłowski - Chairman of the Supervisory Board* Dagmara Gorzelana
ORLEN KolTrans Sp. z o.o.	*President* Supervisory Board	Andrzej Dorosz *Marek Bakuła - Chairman of the Supervisory Board* Marcin Jeżewski, Adam Woźniak

Other companies:

Chemiepetrol GmbH	Management Board	Dariusz Dąbrowa, Jurgen Kleiner
ORLEN Powiernik Sp. z o.o.	*President* *Member of the Management Board* Revision Commission	Arkadiusz Lewtak Małgorzata Mioduska *Bogdan Zegar - Chairman of the Revision Commission* Iwona Zawidzka Grażyna Tomala

ORLEN Budonaft Sp. z o.o.	*President* *Member of the Management Board* Supervisory Board	Władysław Teterycz Ewa Czernicka, Marek Truchan *Monika Łobodzińska - Chairman of the Supervisory Board* Rafał Jędrzejewski Walenty Cywiński

TOTAL NUMBER OF SHARES OF THE DOMINANT COMPANY AND OF OTHER CAPITAL GROUP ENTITIES BEING HELD BY MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS OF THE DOMINANT COMPANY

As at 30 June 2005, 2,950 shares in PKN ORLEN S.A. were held by Raimondo Eggink, Member of the Supervisory Board. Other Members of the Management and Supervisory Board, as at 30 June 2005, did not possess any shares and stakes in PKN ORLEN S.A. and other companies of the Capital Group.

SHAREHOLDERS OF THE DOMINANT COMPANY

Shareholders of PKN ORLEN S.A. as at 30 June 2005:

Shareholders	Number of shares	Number of voting rights	Par value of shares	Share in share capital
Nafta Polska S.A	74 076 299	74 076 299	92 595 374	17,32%
Skarb Państwa	43 633 897	43 633 897	54 542 371	10,20%
The Bank of New York	52 031 578	52 031 578	65 039 473	12,17%
Other *	257 967 287	257 967 287	322 459 109	60,31%
Total	**427 709 061**	**427 709 061**	**534 636 326**	**100,00%**

* According to the current report no 33/2005 issued on 25 May 2005, FMR Corp. with directly and indirectly dependent entities seated in Boston and Fidelity International Limited with directly and indirectly dependent entities seated on Bermuda Islands as at 24 May 2005 possessed 21 436 944 shares of PKN ORLEN, constituting 5,01% of share capital, granting 21 436 944 voting rights at the general shareholders meeting and 5,01% of the total number of voting rights at the general shareholders meeting of PKN ORLEN S.A.

There are no agreements known according to which proportions of shares as possessed by the current shareholders could change in the future.

Management Board Raport on Operations of Polski Koncern Naftowy ORLEN Spolka Akcyjna Capital Group for the 1st half of the year 2005 submitted by the Management Board composed of:

....
Management Board President
Igor Chalupec

....	....	....
Management Board Vice-President	**Management Board Vice-President**	**Management Board Vice-President**
Wojciech Heydel	Jan Maciejewicz	Cezary Smorszczewski

....	....
Management Board Member	**Management Board Member**
Paweł Szymański	Dariusz Witkowski

Płock, 26 September 2005